Form 20-F
period 2005-03-31
AQUASOL ENVIROTECH LTD
filed 2006-05-08
CIK 1336655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20FR12G

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Not Applicable

For the transition period from

 to

Commission File Number

AQUASOL ENVIROTECH LTD.

(Exact name of registrant as specified in its charter)

THE CAYMAN ISLANDS, B.W.I.

(Jurisdiction of incorporation or organization)

Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

N/A	N/A
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of March 31, 2005:  2,073,995

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes [  ]

No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ]

No £

Not Applicable

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [  ]

No  [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “Accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer: [  ]

Accelerated file: [  ]

Non-accelerated filer:  [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]

Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]

No [  ]

Not Applicable

-- 2 --

TABLE OF CONTENTS

PART I                  7

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

7

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

ITEM 4.

INFORMATION ON THE COMPANY

19

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

40

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

46

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

52

ITEM 8

FINANCIAL INFORMATION

58

ITEM 9.

THE OFFER AND LISTING

58

ITEM 10.

ADDITIONAL INFORMATION

63

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

78

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

79

PART II 79

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

79

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  79

ITEM 15.

CONTROLS AND PROCEDURES

80

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

80

PART III 82

ITEM 17.

FINANCIAL STATEMENTS

82

ITEM 18.

FINANCIAL STATEMENTS

83

ITEM 19.

EXHIBITS

84

-- 3 --

FORWARD-LOOKING STATEMENTS

Certain statements in this registration statement which are not statements of historical fact are what are known as "forward-looking statements," which are basically statements about the future. For that reason, these statements involve risk and uncertainty because no one can accurately predict the future. Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like, often identify such forward looking statements but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to our present and future operations and statements which express or imply that such present and future operations will or may produce revenues, income or profits. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading "Risk Factors." These and other factors may cause our actual results to differ materially from any forward-looking statement.  We caution you not to place undue reliance on these forward-looking statements.  Although we base these forward-looking statements on our expectations, assumptions, and projections about future events, actual events and results may differ materially, and our expectations, assumptions, and projections may prove to be inaccurate. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

-- 4 --

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and Senior Management

In this Registration Statement, the terms “we,” “us”, “our,” “the Company,” and “Aquasol” refer to Aquasol EnviroTech Ltd. and its subsidiaries unless the context otherwise requires. The following table sets forth as of May 3 , 2006 the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position

Ken Z. Cai	Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia Canada V6C 1X8	Chairman, Chief Executive Officer and Director
Yenyou (Jeff) Zheng	Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia Canada V6C 1X8	President, Chief Financial Officer and Director
Troy Vassos	Suite 101 – 2415 Columbia Street, Vancouver, British Columbia Canada V5Y 3E7	Director
Brigitte M. McArthur	Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia Canada V6C 1X8	Corporate Secretary

B.

Advisors

The Company currently does not have a registrar or transfer agent.

The Company’s principal commercial banker is the HSBC Bank Canada, Main Branch Bank, located at 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E9.

The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6.

St. Andrew’s Finance Ltd., a private British Columbia Corporation specializing in debt re-organizations, equity and debt financings, corporate finance and re g ulatory consulting, located at #584 – 816 W. Broadway, Vancouver, B.C. V5Z 1K7.

C.

Auditors

-- 5 --

The Company’s auditors are Moen and Company, Chartered Accountants, located at Suite 1400 – 701 West Georgia St., Vancouver, British Columbia, Canada V7Y 1C6. Moen and Company, Chartered Accountants have been the Company’s auditor since March, 2002.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.  This registration statement is being used to register a class of securities, not a transaction or offering.

ITEM 3.

KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in U . S . dollars, except where otherwise indicated.  The following tables set forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;  (ii) the average exchange rates in effect on the last day of each month during such periods;  (iii) the high and low exchange rate during such periods, including the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  Prices are based on the Corporation’s fiscal year end (March 31) and quoted in U.S. Dollars.

The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US $1. 1066 at May 4 , 2006 ) ..

Year Ended March 31 2005 2004 2003	Average 1.28 1.35 1.55	Period End 1.31 1.31 1.47	High 1.39 1.48 1.60	Low 1.77 1.27 1.47
2002	1.56	1.60	1.61	1.51
2001	1.26	1.58	1.58	1.45

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
April 2006	1.1718	1.1203
March 2006	1.1722	1.1320
February 2006	1.1611	1.1375
January 2006	1.1691	1.1436
December 2005	1.1736	1.1422
November 2005	1.1960	1.1656

-- 6 --

A.

Selected Financial Information

The selected historical financial information presented in the table below for each of the years ended March 31, 2005, 2004, and 2003 is derived from the audited consolidated financial statements of the Company , which are included in this Registration Statement.  Financial data for 2000, 2001, and 2002 have been omitted as there are no audited financial statements in accordance with U.S.GAAP for those years ,  and there is no basis for the consolidation of the audited financial statements prior to 2003 because the operating Company , Aquasol EnviroTech (Canada) Ltd. , did not become a wholly owned subsidiary until the 2003 fiscal year ..

The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Registration Statement.

The selected consolidated financial data has been prepared in accordance with United States Generally Accepted Accounting Principals (GAAP).

Selected Financial Data (US GAAP)

	Fiscal Year ended March 31, 2005 (in US$)	Fiscal Year ended March 31, 2004 (in US$)	Fiscal Year ended March 31, 2003 (in US$)	9 Months ended December 31, 2005 (in US$)	9 Months ended December 31, 2004 (in US$)
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Depreciation	$9,992	$10,448	$11,192	$940	$0
General and Administrative Expenses	$102,788	$75,706	$192,788	$112,013	$50,312
Non operating income (expenses)	$ (824)	$ (861)	$449,953	$9,831	$2,383
Net income (loss)	($100,545)	($73,988)	$257,165	($102,182)	($47,929)
	$376,122	$363,525	$427,065	$280,317	$372,833
Income (Loss) per common share	($0.16)	($0.13)	$0.45	($0.05)	($0.08)
Diluted income (loss) per common share	($0.16)	($0.13)	$0.45	($0.05)	($0.08)
Total assets	$394,222	$387,960	$461,403	$310,538	$397,418
Net assets	$380,879	$379,194	$453,182	$284,304	$390,441
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil

-- 7 --

Deficit	($1,207,548)	($1,107,003)	($1,033,015)	($1,309,730)	($1,106,456)
Capital stock	$1,528,351	$ 1,483,351	$ 1,483,351	$ 1,528,351	$ 1,483,351
Weighted average number of common shares	636,495	573,995	573,995	2,073,995	573,995

B.

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2005

As at December 31, 2005
Short term debt (unsecured and not guaranteed)	$26,234
Long term debt	Nil
Total debt	$26,234
Shareholder’s Equity
Common shares	1,528,351
Retained earnings (accumulated deficit)	(1,309,730)
Cumulative currency translation adjustment	$65,683
Total shareholders’ equity	$310,538

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

Risk Factors

Risks Relating to Our Company

-- 8 --

We have had no operations for the past three years and have a limited operating history. We may not achieve profitability, and we may discover problems with our business model.

As of the date of this registration statement, we do not have any operations or products.   We may not be able to pursue our business plan or achieve our business objectives.  We do not have an operating history upon which investors may rely.  Moreover, we have no commercially viable products at this time.  We have limited financial resources, with no guarantees that sufficient funding will be available for future development.  We may not be able to obtain adequate financing or financing on favorable terms in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of our projects.

The Officers and Directors of our Company are officers and directors of other reporting issuers so they might not have sufficient time to devote to the Company .

Ken Cai is an officer and director of Minco Mining & Metals Corporation and Minco Silver Corporation, both of which are TSX listed compan ies ..  He is also a director of Tranzcom China Security Network Inc., a TSX-Venture listed company ..  Mr. Ken Cai and Dr. Jeffrey Zheng are directors of Goldstrike Inc., a reporting issuer on the OTCBB ..  Dr. Jeffrey Zheng is a director of Bralorne Mining Corporation, a SEC reporting issuer , and of Cantronic Systems , a TSX listed company ..  Brigitte McArthur is an officer of Minco Mining and Metals, a TSX listed company ..   All companies referenced are independent from Aquasol and are not affiliated with the Company.      Because of these obligations, the officers and directors of our company may not be able to devote sufficient time to Aquasol to ensure the continued success of the company.

Our business plan relies on patent rights , and our patent rights may be narrowed in scope , found to be invalid or unenforceable.

We currently do not have any operations or products.  However, our proposed business plan is dependent,  to a significant extent, on our ability to obtain and enforce our patent rights in Canada, the United States and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Canada, the United States or abroad.

A ny of our pending or future patent applications may or may not result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, patent applications in certain countries generally are not published until more than 18 months after they are first filed.  We currently monitor patent applications filed by other parties in Canada, Taiwan and the United States, but because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first creator of the inventions covered by pending patent applications or that we will be entitled to any rights in the inventions claimed in pending or future patent applications.

Furthermore, pending patent applications or patents already issued to us may become subject to dispute, and any dispute could be resolved against us. W e may become involved in re-examination, re-issue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could declare our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

Our business plan rests on the goal of differentiating our products and technologies from those of our potential competitors. We will take active measures to

-- 9 --

obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets.   Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We will rely on technology provided by third parties , and our business will suffer if we are unable to renew our licensing arrangements with them.

To further our business plan in the future, w e might obtain licenses from third parties for patents, copyrights, trademarks and other intellectual property rights to process and device technologies used in the recycling and treatment of wastewater.

If we are unable to obtain technology licensing arrangements on acceptable terms, we might lose the legal protection to use certain processes that  are essential to our business plan, and we might be prohibited from using those processes.  This would prevent us from manufacturing and selling certain of our products, including our key products. In the future, we may also need to obtain additional patent licenses for new or existing technologies that are developed by third parties ..  If we do not obtain

-- 10 --

these patent licenses, we will not be able to utilize new technology developed by third parties, the use of which may be essential to our business. We will rely upon trade secrets and other unpatented proprietary knowledge to gain and maintain a position in the wastewater recycling industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary knowledge could negatively affect our business.

We intend to rely upon trade secrets, unpatented proprietary knowledge and continuing technological innovation in our business. We will enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements will generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. T hese agreements may or may not be enforceable or they may be breached. We cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other knowledge as a result of such a breach could cause us to lose any competitive advantages we might have in the market at the time, which would adversely affect our financial condition. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, which may not be resolved in our favor.

We will rely on key researchers and engineers, senior management and production facility operators to implement our business plan , and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

Our success depends to a significant extent upon the service of research and development personnel and on our ability to attract and retain qualified researchers and technological experts, especially during periods of rapid growth.   We will also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find replacement personnel in a timely manner or at all.  The loss of the services of any of our key personnel or senior management without adequate replacement or the inability to attract new qualified personnel would render our company unable to operate.  We have been unable to secure personnel with the expertise to implement the technology of our company. It is possible that we will continue to have difficulty in securing personnel with the particular expertise that we require, which will impede our ability to continue as an operating company.

Our two principal shareholders have significant influence over corporate decisions.

Ken Cai , indirectly through family members , and Yenyou (Jeff) Zheng together own approximately 29.34% of our common shares and have control of all matters submitted to our shareholders for approval, including electing the directors, amending our articles of incorporation and approving changes of control that may impact you as a minority shareholder. The directors elected by these shareholders are able to make decisions affecting our capital structure, including decisions to issue additional capital stock,

-- 11 --

implement stock repurchase programs and incur indebtedness.  When exercising their rights as our shareholders, either alone or in concert, Ken Cai and Jeff Zheng may take into account not only our interests but also their interests and the interests of their affiliates or other joint venture companies in competing wastewater recycling businesses. Business arrangements other than those with Aquasol may at times conflict with  the interests of Aquasol because the growth of our business depends, in part, on successful competition with other wastewater technologies. These conflicts may result in lost corporate opportunities for us.  Various other conflicts of interest between our two shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, and service arrangements.

Risks relating to our status as a foreign private issuer

U.S. investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against us and our non-U.S. resident directors.

All of our operations are conducted outside of the United States, and we are organized and located outside the United States.  All of our assets are located outside the United States.   In addition, all of our officers and directors are foreign citizens.  As a result, it may be difficult or impossible for U.S. investors to enforce judgments of U.S. courts for civil liabilities against us or against any of our individual directors or officers.   In addition, U. S. investors should not assume that courts in the countries in which we are incorporated or where our assets are located (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us based upon these laws.

Classification of the Common Stock as Penny Stock

If a trading market develops for our common stock, it is likely to be subject to the "Penny Stock" rules of the SEC.  The application of such rules would make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

There is no current trading market for our Common Shares, and there can be no assurances that a trading market will develop.  If such a trading market does develop, it will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks."  Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock as long as it is subject to the penny stock rules. In addition, holders of our shares may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Environmental Regulations

All phases of our operations will be subject to environmental regulations promulgated by government agencies from time to time.

   Our proposed business plan will require us to comply with environmental regulations.   Future ch anges in environmental regulation s , if any, may impair our ability to operate as an ongoing entit y ..  There is a risk that new environmental regulations could increase our costs of doing business and prevent us from carrying out our business plan.  Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000.  On March 2, 2000, a total of 6,583,699 pre-split common shares were issued at  a price of $0.0001 per common share ..   The shares were issued as follows: i) Tenfei Corporation was issued 2,003,087 pre-split common shares; ii) Bing Zhang was issued 454,771 pre-split common shares; iii) Cairich Capital Inc. was issued 1,625,741 pre-split common shares; iv) Keystone EnviornTech Inc. was issued 2,500,000 pre-split common shares.

On March 26, 2000, the Company entered into a share exchange to acquire Aquasol Technologies, Inc., a Canadian corporation (“Aquasol Alberta”).   The Company issued 1,416,301 pre-split shares of common stock to the shareholders of Aquasol Alberta  in exchange for 100% of the issued and outstanding shares of Aquasol Alberta ..  Aquasol Alberta discontinued operations in 2001 as all of Aquasol Alberta’s assets were sold to Aquasol EnviroTech Ltd. and there was no basis for continuing operations.    Aquasol Alberta was incorporated in 1996.  It was an environmental company in the area of wastewater treatment and recycling.  It used biological technologies which were similar to the current Aquasol technologies but were unpatented.  The Company purchased Aquasol Alberta in order to utilize its customer base.

On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company. The major shareholders of the Company had incorporated Aquasol EnviroTech (Canada) Ltd. in order to have a local identity for the operations of the Company in Vancouver, British Columbia.  The Company loaned Aquasol EnviroTech (Canada) Ltd. money in 2000 for expenditures with respect to general and administrative expenses, consulting fees, and the purchase of equipment. It became a subsidiary of the Company on April 1, 2002 pursuant to the loan agreement with the Company.

On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) old shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.

We are Extra-Provincially registered in the Province of British Columbia, Canada, meaning that the C ompany was originally incorporated outside of the Province and is now registered in the Province of British Columbia.  As it is extra-provincially registered, the Company is obliged to report to the Ministry of Finance and Corporate Registries in the Province of British Columbia every year with respect to any change in officers, directors, address change or any other corporate event that requires a filing with the Minister of Finance. The registered office is located at The Huntlaw Building, 75 Fort Street, PO Box 190 GT, Grand Cayman, Cayman Islands   and the head office is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada and the telephone number is (604) 688-8002.

The Company made capital expenditures of $192,383 in 2003, $75,564 in 2004 and $120,974 in 2005 which were used for legal, consulting, promotion, travel and office fees .. The Company raised money through a series of private placements and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.   The Company stopped research, development, manufacturing and marketing activities in 2002, but it still maintains an office for reorganization of the Company, the search for new partners, and promotion in the Chinese market.  Dr. Zheng has spent 85% of his time working for the Company.  The Company shares a receptionist, accountant and secretary with Minco Mining & Metals Company.

The Company built a pilot facility in Squamish, British Columbia, Canada to test the Bio Trap system , which is described below ..  That facility has since been closed.  Aquasol is currently seek ing  a manufacturer for its Bio Trap system product in mainland China. The Company built the test facility for its Bio trap system in 2001 with IRAP assistance funding from the Canadian government.  NovaTec Envirocorp, Inc. joined the project as an independent engineering consulting company.  The facility was closed after the test was completed in 2001.

The equipment from the Company is currently in storage in a facility in Richmond, British Columbia.  The equipment consists of tools, laboratory equipment and data analysis equipment.

-- 12 --

We are not a blank check company as that term is defined in the Securities Act of 1933 because we have a specific business plan.

B.

Business Overview

GLOSSARY OF TERMS

BOD	Biochemical Oxygen Demand
Denitrification	Bacterial conversion of nitrate to nitrite and then to nitrogen gas in the absence of oxygen
GPD	Gallons per day
IBS	Immobilized Bioreactor Systems
metabolites	Substances produced by biological processes
MicroEntrap Immobilization System	Refers to Aquasol’s technologies to design and manufacture bioreactors for the treatment and re-use of wastewater using a biological method.
Nh3-N	Amonia nitrogen
Nitrification	Bacterial conversion of ammonia to nitrite and to nitrate in the presence of oxygen
NSF/ANSI Standard 40 Protocol

American National Standards Institute (ANSI) individual household secondary wastewater treatment plant technology certification protocol established by the National Sanitation Foundation (NSF) International (Ann Arbor, Michigan)

P-removal	Phosphorus removal
pH	Negative log-power of hydrogen – a measure of how acid or base a liquid is – neutral (balanced) pH is 7.0
US EPA	U.S. Environmental Protection Agency
UV	Ultraviolet

Description and General Development

We plan to be in the business of developing, acquiring, and marketing water and wastewater technology solutions.   During the last three years we have not had, and currently we do not have, any operations or products.

We have acquired the rights for a technology , referred to as the MicroEntrap Immobilization (“MEI”) System, from Dr. Huazhong Mao, former Director and CTO of the company, who invented it. We purchased the rights from Dr. Huazhong through the

-- 13 --

issuance of stock.  The MEI system is used for wastewater treatment and reuse.  The MEI system utilizes three technologies which are the Superator, Biomedia and Bacteria.  All three system technologies have been patented.  The ownership of the patents was transferred to the Company by Huazhong Mao in exchange for the issuance of 2,003,087 pre-split common shares to Tenfei Corporation, which is controlled by Huazhong Mao.  Therefore, upon the completion of the issuance of the 2,003,087 common shares, the Company obtained complete ownership of the MEI System and Technologies.   The MEI System is a two - stage water treatment system consisting of an anaerobic chamber followed by a highly oxygenated aerobic chamber.  The treatment system accelerates natural biological processes to renovate wastewater while generating minimal biological solids without the use of chemicals.  The MEI System requires a low capital investment  has low operating cost s and sludge production, and can be operated within self-contained units.  We will also offer stand-alone aeration equipment, digestion technology, and complete wastewater treatment systems.

The following table describes our patents and pending patents upon which our products will be based:

Patent Number	Application Date or Date Granted	Country Issuing Patent	Owner of Patent	Description of Patent

US#6,582,596 B2	Granted June 24, 2003	United States	Aquasol	Bioreactor systems

#138316	Granted July 1, 2001	Taiwan	Aquasol	Bioreactor systems

#2,292,244	Applied for on December 14, 1999	Canada	Aquasol	Bioreactor systems

#001030779	Granted December 20, 2005	People’s Republic of China	Aquasol	Bioreactor systems

MEI Systems will integrate the following key Aquasol technologies: (1) the Superator, (2) biomedia, (3)high-efficiency bacteria, and (4) MicroTrap Bioreactors.

Superator

The Superator is a highly efficient aeration device that dissolves oxygen into liquids at low pressures, creating micro bubbles for the metabolic growth of bacteria.   Used in the MEI process, the Supera tor introduces highly oxygenated water, which bacteria use to digest the organic contaminants in the wastewater.  The more oxygen that is provided to these bacteria , the better the results , which means there is a higher treatment efficiency and less production of sludge ..  The Superator enhances the mass-transfer of air to water by the following mechanisms:

a)

Creating micro bubbles increases the interfacial mass transfer surfaces;

-- 14 --

b)

Creating prolonged gas/liquid contact improves gas to liquid ratio; and

c)

Increasing the concentration gradient by increasing pressure and mixing enhances the efficiency of mass transfer from the gas phase to the liquid phase.

Dissolved oxygen is rapidly delivered to microorganisms in Aquasol's bioreactors to:

a)

Sustain high microorganism metabolic rates in the immobilized bioreactor systems which accelerates the conversion of organics or other pollutants;

b)

Improve the mass transfer and hydraulics in the bioreactor systems; and

c)

Control the reproduction of the microorganisms (or sludge) with the integration of the MEI biomedia, resulting in low sludge production.

Biomedia

Our Biomedia uses advanced polymers to link micro-pores together, allowing for the effective transport of nutrients (food or substrates) to the surface of the microbial cells and the removal of wastes from the cells.  The Biomedia, together with special immobilization techniques, increases bacterial density and creates an ideal microenvironment for bacteria to work efficiently. We have designed different types of biomedia, each specific to one particular type of microorganism.  This research was started by Dr. Mao with Aquasol Alberta before he joined the Company in 2000.  Aquasol Alberta developed and applied most of the technologies that the Company ahs acquired.  Research was carried out by the Company when it had a large-scale operation from 2000 to 2002.

High-Efficiency Bacteria

Various types of highly efficient anaerobic, aerobic, nitrifying, and denitrifying bacteria environments have been developed for different wastewater treatment applications.  We use these bacteria in our Bio Trap systems.

MicroEntrap Bioreactors

MicroEntrap Bioreactors are developed through the integration of the Superator, Biomedia, immobilization technology and desired bacteria with an advanced bioreactor engineering design.  This is used to selectively house (or immobilize) desired microorganisms and to provide ideal working microenvironments for them.  The MicroEntrap Bioreactors are customized for specific applications and can be retrofitted into an existing biological treatment system for removal of various pollutants such as Biochemical Oxygen Demand ( “ BOD ” ), Total Suspended Solids ( “ TSS ” ), nitrogen and phosphorus.  We will use these bioreactors in our Bio Trap systems.

Research Findings

Research carried out by NovaTec Consultants Inc. in 2001 demonstrated that the MEI System could be operated at higher loading rates than would be typical for competing technologies of a similar scale and that there had been no net solids generated throughout the testing program regardless of the high organic load rates.  Higher loading and less sludge are important for any wastewater treatment system.  This research was performed on the technology that we intend to use when we commence operations.     Troy Vassos, a director of Aquasol, is the President, shareholder and director of NovaTec Envirocorp Inc.

FUTURE AQUASOL PRODUCTS

-- 15 --

We currently do not have any operations or products.  We plan to develop the MEI systems into various products for wastewater treatment applications. In the past, w e carried out research and development programs to commercialize some of those products, including industrial wastewater treatment systems, municipal wastewater treatment systems, biological animal waste treatment systems, biological nutrient removal systems, and biological self-cleaning toilet systems etc.  Some of those products have been tested in pilot systems and used in special applications. The MEI systems and patents were used in several applications by Aquasol Alberta before it was acquired by the Company.

The primary product of the Company, which is close to commercialization, will be the BioTrap system - Immobilized Bioreactor Systems (“IBS”).  IBS was developed for the removal of various nutrients from domestic sewage and various industrial wastewaters.  Each IBS will be customized for a specific application , but they all use the same Aquasol patented technologies.  A description of a typical IBS would be as follows:

(i)

MicroEntrap biomedia along with the advanced aeration system will result in a very high density of microorganisms in the bioreactor system.  The bacteria's efficiency will not only depend on the size of and availability of these micro-pores and channels in the biomedia but will also rely strongly on the transport systems (mass transfer and hydraulics) as well as the availability of the substrates (such as BOD, N, P, etc.).  A properly engineered MicroEntrap Bioreactor System using advanced aeration technology can effectively provide all these desired functions.

(ii)

In addition to the patented technologies, Aquasol will create internal environments that are conducive to the growth of highly efficient bacteria.  Various types of anaerobic, aerobic, nitrifying and denitrifying bacteria will be identified and cultivated by Aquasol for different wastewater treatment applications.  The result will be an IBS that can be specifically engineered to solve each individual customer's wastewater problem.

Individual IBS's will be designed for flows that are as little as 100 gallons per day to as much as 100,000 gallons or greater per day.  Applications range from replacement of conventional home septic systems to traditional wastewater treatment plants for communities and municipalities , as well as other industrial applications.   F ive types of bioreactor systems were developed in the past : i) Anaerobic; ii) BOD; iii) Nitrification; iv) Denitrification; and v) P-removal.   During the period in the past when the IBS was being developed, it was successfully used for the following two buildings and one park.

Agrium – Red Water Plant (Alberta, Canada)

One project was for Agrium, a Chemical Fertilizer Plant in the Province of Alberta, Canada. The wastewater in this facility contained both industrial and domestic waste and was treated using our products.   T he capacity of the treatment was 3500 gallons/day. The project was completed in May 1998 .   Positive results have been reported since then, and the client reported that treated water quality is higher than governmental standard s with little maintenance cost.  The project was completed by Aquasol Alberta before it was acquired by the Company.  This project used technologies which were similar to those that will be used by the Company.

Wilbert Sales Inc. (Alberta, Canada)

-- 16 --

A second project involved the installation of a water treatment system for an office building with a capacity of 500 gallons/day of wastewater .  The project was completed in 1999.  The system produced good performance results and also provided design criteria and reference for the Aquasol IBS Systems. The project was completed by Aquasol Alberta before it was acquired by the Company.  This project used technologies which were similar to those that will be used by the Company.

Strathcona Wilderness Centre (Strathcona County, Alberta, Canada)

In November 1999, a project installation of a treatment system for a tourist rest center with the capacity of 5000 gallons/day treated wastewater was completed ..   Treated water showed positive results and w as re-used for irrigation of plants at the park.  The project was completed by Aquasol Alberta before it was acquired by the Company.  This project used technologies which were similar to those that will be used by the Company.

While the IBS has had success in treating wastewater from two commercial buildings and one park, the characteristics of this type of sewage are different than the sewage treated at large-scale municipal wastewater treatment plants.  Furthermore, the three demonstration applications were not intended as research programs, and therefore they were limited to opportunities for gathering samples and no opportunity to vary loading capacity to the facilities.

NovaTec Consultants Inc., an environmental engineering company, was contracted to conduct systematic tests, to evaluate the test results and to give an overall detailed report of the technologies, the treatment system and performance in order to optimize criteria for design and operations and to provide related suggestions.     Troy Vassos, a director of Aquasol, is the President, shareholder and director of NovaTec Envirocorp Inc.  The treatment results met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.  Parameters and criteria for optimized design and operation of the system have been obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, dated September 2001 by NovaTec Consultants, is attached hereto as Exhibit 4.9

The BST has been designed to fit a normal washroom space.  It only requires space of 54"H X 28"W X 35"L and weighs approximately 50 KG.  It can be designed to have it s own wheels to allow it to be moved conveniently or for permanent placement.  Other prototype products Aquasol plans to develop are as follows:

Industrial Wastewater Treatment Systems

We intend to design Aquasol’s industrial wastewater treatment system to treat different types of industrial wastewater generated from such facilities as pulp and paper plants, food processing plants, breweries and distilleries, the beverage industry, fertilizer plants, hospitals, etc.  We currently do not have any industrial wastewater treatment systems in use.  We currently do not have any operations or products as of the date of this Registration Statement.

Municipal Wastewater Treatment Systems

These systems could be used for small, medium and large-scale municipal wastewater treatment projects.  We currently do not have any municipal wastewater treatment systems in use.

Biological Animal Waste Treatment Systems (“BAWT”)

The primary objective of the BAWT system will be to treat animal wastes , such as those from pig farms or feed lots.  This will reduce the need for large holding areas or lagoons at such facilities , as the wastewater will be processed on a continuous basis.  In addition to wastewater treatment, the BAWT process will produce three value-added by products:  (1) m ethane converted from the animal wastes that can be used for heating and generating electricity; (2) f ertilizer components that can be recovered and utilized from the bio-solids; and (3) w ater that can be used for irrigation or flushing the barns.

We currently do not have any biological animal waste treatment systems in use.

Biological Nutrient Removal Systems

-- 17 --

The biological nutrient removal systems will be self contained , packaged o n a larger scale and customized through the integration of Aquasol’s anaerobic, nitrification, denitrification and P-removal bioreactors.  Large scale, highly efficient nutrient removal systems can be engineered to remove organics, nitrogen and phosphorus from polluted lakes, rivers, and other water bodies.  We currently do not have any biological nutrient removal systems in use.

MARKET POTENTIAL

There are two potential sectors for IBS systems: residential and  industrial/commercial.  Below is a description of each of the two sectors.

Residential

Residential applications can be characterized into single-family home septic systems and multiple-residence applications.  For single-family systems , our goal would be to replace conventional septic systems.  These systems are typically designed for 500 to 1200 gallons per day.   We believe that this is a viable market with new applications and retrofits occurring annually.     We plan to have a standardized product line and production techniques to maintain a low cost product.

Multiple-residence applications will be our main target area.  In these applications, whole communities of homes , from 10 to 1000 , can be linked to one large system.  There are advantages to this type of application.  For the homeowner , the concerns of an onsite septic system are removed and the cost of the project shared with other homeowners.  For the developer, the cost of the system can be passed amongst the multiple-dwellings.   Also , land that was previously designated as non-development land due to wastewater concerns can then be developed.   Multiple-home residential sales will require a longer sales cycle than single-family applications ..   However, o nce Aquasol has become the established technology in these applications , the opportunity to be selected at the start of development of projects will eliminate the sale s time and make the overall process less complicated from one application to the next.

Industrial/Commercial

There are numerous applications for Aquasol’s systems .   Each  application has its own particular requirements.  As a result, an Aquasol system would be specifically designed to meet each particular need.  While the sales time for each of these applications is expected to be similar to that of a multiple-home development, the advantages of working with these applications for Aquasol would be : (1) Their wastewater is an understood cost of their application.  As a result they understand they must treat it and have appropriate budgets to do so. (2)   They are constantly looking for better technology as they are forced to meet more stringent standards. (3) Aquasol can increase their profitability by decreasing their operating and capital costs. (4) They are Aquasol’s best advertisers.  They are in constant communication with each other when it comes to safety and environmental applications.  As a result, a success in these industries opens the doors for many more applications.

CORPORATE STRATEGY

We currently do not have any operations or products as of the date of this Registration Statement.   Aquasol intends to concentrate its marketing efforts on the BioTrap or IBS Systems because the Company sees a need to provide solutions to wastewater disposal problems.   The following are the cornerstones of our strategy: (1) s ales to direct end users; (2) l icensing of our technology to third parties in markets and regions where Aquasol cannot achieve reasonable returns; (3) j oint v entures in China and other markets where we will benefit financially with few resources other than our technology; and (4) a cquisition of other companies with complementary technologies.

CORPORATE OBJECTIVES: SHORT TERM

We currently do not have any operations or products.   In the fiscal year that will end on December 31, 2006 , management will resume operation s o n a small scale .  During the next 12 months, the company’s plans are as follows:

(1)

To confirm and finalize performance character and design parameters of the Bio Trap system with NovaTec Consultants, so that the systems can be ready for use in manufactur ing. This is expected to completed within 4-6 months of the date hereof.

(2)

To promote and market our technologies and systems in the Chinese market through the use of a part-time marketing promotion employee in Shanghai.

(3)

To find a Chinese manufacturer to produce Bio Trap systems in China. The Company’s management team ha s commenced discussions with several manufactures in China to produce BioTrap systems in larger quantities, using the optimized parameters in design and engineering construction which will be finalized with NovaTech Consultants.  Manufacture in China will decrease the cost of our  products.   Location of the Chinese manufacturer is expected to be completed within 6-8 months from the date hereof.

•

  (4)

To market Bio Trap systems in the China market. We have already targeted several multi-residential home projects in Northern China. We plan to build a demonstration site to display Aquasol’s technologies for wastewater treatment and re-use ..  Our target markets include multi-residential homes, restaurants, hotels, and industrial applications ..  We anticipate that sales will be achieved through a combination of our internal efforts ,  key agency agreements , and the signing of licensee and joint venture Agreements throughout Asia.  We are actively looking for organizations to work with throughout Asia.   There is no time limit expected for this, as this is an ongoing process.

In the next twelve months, we plan to spend approximately $142,500 to implement our plans.  Of that, $30,000 will go to salaries, $42,000 for consulting fees, and $4,000 for legal fees.

-- 18 --

It is anticipated that the officers and directors will expend at least 40 hours per week each working for the company to achieve the short-term goals.  Mr. Cai and Dr. Zheng will concentrate on finding a manufacturer in Asia and developing the Asian market for the Bio Trap systems. Mr. Cai and Dr. Zheng will also concentrate on finding joint venture partners and/or licensees in Asia and North America for the development of these markets.  Dr. Vassos will concentrate on finalizing design and engineering parameters of Bio Trap system, refining the technology and finding technologies or processes that are complimentary to the Bio Trap system.

We have not made any expenditures in the last three years ..  We anticipate that the expenditures we will make in 2006 fiscal year will be for locating a manufacturer in Asia, developing the Asian market, finding joint venture partners and licensees , refining our technology , and finding complimentary technologies , which use technologies similar to the ones we will use ..

CORPORATE OBJECTIVES: LONG TERM

Aquasol’s long-term goal is to capture a significant market share in the global environmental market by using its patented technologies in wastewater management.     This will require a complete understanding of our customer s ’ process es, from where raw water is received, to how it is used and ultimately to which wastewater streams require treatment.  By taking this approach , we may be better able to provide the solution our customer s’ desire , differentiating ourselves from our competition.

To become a recognized environmental company, we will require additional technologies to complement our present selection.  We anticipate these technologies will be acquired through a combination of acquisition s , research and development, licensing and joint venture operations.  Through a combination of technologies , we will be able to design and sell complete wastewater treatment systems to large customers such as food processing plants and industrial production sites.  Ultimately, we envision the capability to completely recycle water to allow our customers to maximize its use while minimizing their costs and environmental exposure.

Acquisition s

Acquisitions will only be made if the c ompany or technology is complementary to ours, provides synergy to Aquasol , and helps us to move closer to our corporate goals.     Our goal with each acquisition is to enhance the value of the organization through increasing our sales position in the market place and improving our opportunity for increased sales in the future.

Joint Venture Agreements

To capitalize on joint venture opportunities , we must have a presence in the market.  As a new organization , it is not possible for us to be in every global market ..  Therefore, it is prudent for Aquasol to enter into j oint v entures that will allow our technology to be available in the various global markets while minimizing our resource commitment.  Our strategy is to enter into agreements in which Aquasol will garner 30-40% of the profits of the joint venture by providing our technology and technological support.

Ideally, our potential partner would be responsible for the sales, marketing, production and operation of the units in the agreed upon market area.  Further, the j oint v enture partner would have to agree to purchase products from Aquasol exclusively ..

Our plan is to find solid j oint v enture partners in markets outside of North America , particularly in

-- 19 --

Asia ..   W e expect it will take a few years to be fully integrated into new markets because we must ensure we have identified the appropriate partners and that we manage the j oint v enture properly.     If we undertake too many joint ventures at one time, we will stretch our resources too thin and will not be able to fully take advantage of the agreements into which we enter.

Research and Development

We will need to continually update our technology in order to be competitive in the market and to enhance our opportunity for future market growth in biological wastewater treatment.     An active Research and Development program will allow us to have market advantage for a sustainable period.

SALES

We will require sales to develop a combination of cash flow and consumer confidence to allow us to expand.  Sales can either be achieved directly , through licenses , or through joint venture agreements.   While we would prefer to directly control all of our sales, we do not have the resources to participate in the global economy using only direct sales.  We plan to create sales revenue using a combination of direct sales to end users and managed partnerships.

As discussed above,  there are a number of markets  in which Aquasol's technology can be utilized ..  However, in order to meet customers’ requirements in all of these markets, we must learn more about the customers and focus on researching these needs.   While we are doing this, we must also diversify our technology base because our customers’ needs are evolving.  Thus, we must consider integrating technologies in our sales efforts.  Taking all this into consideration Aquasol's sales efforts will be focused as follows:

North America

To optimize our resources during the first twelve months of operations , we will focus our efforts on multiple residential home and industrial/commercial applications.  These types of applications are similar in nature which  will allow us to minimize engineering time , as well as simplify our production operations.  It will also allow us to minimize the number of sales representatives required to penetrate the market place.

Our goal is to have one sales representative in Western Canada and one in Eastern Canada by the end of the third quarter of 2006.  Their roles will be to work with the developers of multiple-home developments to get our IBS systems to be specified as a desired option for their developments ..  At the same time , they will also work on making sales in industrial and commercial applications.  Along with this sales focus, Aquasol will also look to develop joint venture partnerships based on a combination of specific applications and regional focus.  The partnerships will allow us to accelerate the sales process by using our partners ’ experience and relationships with the ultimate customer.

While we are developing a Canadian presence, we will form a US subsidiary and hire an experienced wastewater solutions representative to operate this division.   This

-- 20 --

strategy allows us to use the representative’s already existing contacts to speed up the sales process , while at the same time establishing credibility in the eyes of the customers.  It is expected that , in 2006 , at least one experienced U nited S tates sales representative will be hired in several strategic locations to give us the necessary starting sales force to generate leads and opportunities in the US market for IBS technology.

China

Our s enior m anagement ’s contacts in China have resulted in a potential opportunity for the IBS applications.  Our activities to date have involved discussions with potential partners to manufacture our products in China and to build up a demonstration project to promote our technologies and products ..  Due to the complexity of operating in the Chinese market, our plan is to develop mutually beneficial joint ventures with Chinese companies to allow us to more readily gain access to sales and to hasten the overall sales process.   We plan to find appropriate partners in several market s and to enter into joint venture s with these companies where we will own 30 to 40% of a new company (the “Joint Venture Company”) ..  Our part of the joint venture will be our technology and products.  Financial and day-to-day operations will be the responsibility of our partner.  The Joint Venture Company will be responsible for selling Aquasol technology in the assigned market  where all of the key equipment will be purchased only from us.  Under this arrangement , we will benefit from sales of equipment but will also be able to share in the potential for profitability of the Joint Venture Company. The partners will also provide engineering work for installation of our products and regular services as well.

ACQUISITION S

We currently do not have any operations or products.   While sales of our core technological products will be important to our growth, these sales alone will not allow us to meet our growth targets.  To meet these targets , we plan to grow further through the acquisition of other companies.  Acquiring other companies provides the following benefits: (1) i ncreased product lines for sales; (2) r evenue and cash flow; (3) i ncreased presence in the market place; and (4) m ore opportunity to present our core technology.

Acquisition of other companies will be completed under the following criteria:

a)

The Company in question has complementary products or services that have synergy with our technology;

b)

The price for the acquisition is reasonable ; and

c)

The organization can be seamlessly melded into our operation.

As was stated above, the companies acquired must have products which are complementary to our core technology.  The products must assist us in meeting our goal of providing solutions to our customers.  Some   of these products include f ilter presses , f ilters , m embranes , r everse o smosis u nits , and d isinfection t echnologies .

RESEARCH AND DEVELOPMENT

We currently do not have any operations or products.   We have not made any significant research and development expenditures in the last three years because we have been unable to find qualified

-- 21 --

technical personnel with the expertise required to commerciali z e the product.  We anticipate that the expenditures we will make in the 2006 fiscal year will be used to find a manufacturer in Asia, to develop the Asian market for our products , to find joint venture partners and licensees , to refin e our technology , and to find complimentary technologies.

We are committed to maintaining our core technology as leading technology.  To make this happen , we must maintain our focus on research and development to continually improve this technology.  Our commitment to research and development will not be limited to our present core technology but will also extend to developing new technology that will allow us to meet the ultimate goal of complete wastewater recycling.

We plan to fund our research and development activities, including pilot testing, by obtaining government grants. We funded our past research and development through the Science Council of British Columbia and the Industrial Research Assistance Program (“IRAP”), a grant program in the Province of British Columbia, Canada.   We anticipate that the combination of our technology and our size allows us the opportunity to apply for and obtain grants that will fund an estimated 50 percent of our research and development and pilot testing projects.  Further, as long as we maintain the development of market leading technology, we expect to be able to obtain further grants as our company grows.

In 2001, a test unit was installed at a facility located in Squamish, British Columbia, Canada.  This facility was connected to the inlet of a municipal sewage treatment plant, and enabled us to systematically vary to hydraulic and organic loading to the test unit.

Raw sewage and treated effluent composite samples were collected and analyzed for BOD, TSS, COD and turbidity, as well as DO and temperature and pH.  In addition, grab samples were collected from the anaerobic and aerobic chambers and analyzed for BOD, TSS, NH3-N, pH and temperature.  The starting loading rate was 800 GPD Loading Rate.  The results at this rate are better than our design criteria of 20 ppm. BOD and 20 ppm. TSS for the system, and they meet and surpass the secondary and water re-use standards set by the U.S. EPA.  After one month of stable operation at an 800 GPD loading rate, the loading rate was then doubled to 1600 GPD and similar treatment results were achieved for both the BOD and TSS.

The system was also tested at triple the initial design capacity of 2400 GPD and similar results were obtained. The unit was further tested following the NSF/ ANSI Standard 40 protocol, which simulates diurnal variations in loading consisting of three dosing periods everyday. Under all these conditions, the Aquasol system continued to work well.

The treatment results met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.  Parameters and criteria for optimized design and operation of the system have been also obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, dated September 2001 by NovaTec Consultants, is attached hereto as Exhibit 4.9.

C.

ORGANIZATIONAL STRUCTURE

We currently have one wholly-owned subsidiary which is Aquasol EnviroTech (Canada) Ltd ..  Aquasol EnviroTech (Canada) Ltd. is a British Columbia, Canada Corporation.  The registered office of Aquasol EnviroTech (Canada) Ltd. is located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9.  The Company had a subsidiary in the Province of Alberta, Canada (“Aquasol Alberta”) ..   Aquasol Alberta was incorporated on June 19, 1997 under the name of Noralta Technologies Corporation and subsequ ently changed its name to Aquasol Technolo g i es Inc.   Aquasol Alberta discontinued it s operations in Alberta, Canada in 2001.  On May 20, 2005, the Company dissolved Aquasol Alberta because that subsidiary sold all of its assets to the Company.   A s of the date of this Registration Statement, Aquasol Alberta is no longer an active company.

D.

PROPERTIES, PLANTS AND EQUIPMENT

We do not own any real property or buildings.   We own machinery related to the research and development of our patented wastewater recycling technology, furniture, fixtures, and computer equipment , which includes hardware tools, old computers, parts including pipes and biomedi a etc., furniture and test units.

T he value of these items are disclosed in the audited financial statements which form part of this Registration Statement. The equipment is located in storage located at Unit 109 – 556 Minoru Boulevard Richmond, British Columbia, V6X 2A9 Canada.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

-- 22 --

A.

RESULTS OF OPERATIONS

The discussion and analysis in this section compare the operating results of the years ended March 31, 2005, 2004 and 2003 and should be read in conjunction with the Consolidated Financial Statements attached hereto.

We currently do not have any operations or products.   At the present time , Aquasol ’s expenditures consist of general and administrative costs and research and development expenditures.   Aquasol presently has no production from its interest in exploitation of its proprietary technology and has no significant revenue items.

Aquasol will be involved in development of technologies to recycle wastewater into re-usable water.   To date, it ha s no revenue from operations.   Development and overhead expenditures fluctuate depending on the stage of its various development projects and on the amount of available working capital.

Aquasol did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S. currencies.   Aquasol ’s expenses are denominated in both Canadian and U.S. currencies.

The consulting fees that appear in our financial statements consist of the consulting fees we have paid to professionals for technical reports.  In the case of Dr. Yenyou Zheng, consulting fees of $3,000 per month are paid for his services as President of Aquasol to oversee the day - to - day operations of the Company.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

Expenses

Expenses in the fiscal year ended March 31, 2005 consist ed of professional fees of $25,781, consulting fees of $16,617, travel and promotion of $18,704, salaries and benefits of $9,033, rent and utilities of $10,689, moving and storage expense of $7,790, depreciation of $8,847, other expenses of $4,368,  and non -operating expenses of $824.  The increase in net loss for the 2005 fiscal year was larger than the loss for the 2004 fiscal year primarily due to increased professional fees and consulting fees.  The fees increased because the Company had more activities in order to resume its operations on a small scale and to plan the manufacturing of its Bio Trap systems in China.

-- 23 --

During the fiscal year ended March 31, 2004, expenses consist ed of travel and promotion fees of $19,945, depreciation of $10,448, salaries and benefits of $13,805 , moving and storage expense of $6,013, consulting fees of $5,781, professional fees of $4,648, rent and utilities of $7,024, other expenses of $8,042, and non -operating expenses of $861.  The net loss for this fiscal year was greater than the 2003 fiscal year primarily because of a lack of a refund from the Canadian government.  Professional fees were lower than fiscal year 2003 because the Company did not have as many activities as in 2003.

During the year ended March 31, 2003 ..    t he company spent  $192,788 on general and administration expenses during the year ended March 31, 2003 , consisting of consulting fees of $87,310, professional fees of $30,164, rent and utilities of $28,598, depreciation of $11,192, salaries and benefits of  $10,541 , travel and promotion of $7,333, management fees of $4,129, moving and storage expense of $4,247, and other of $9,274.  The consulting fees for this fiscal year were significantly higher than other years because we required the help of consultants in order to obtain the research and development refund from the Canadian government. Aquasol EnviroTech (Canada) Ltd. was a Canadian company before it was acquired by the Company so it was eligible to get a SR&ED refund from the Canadian government.

Income

During the fiscal year ended March 31, 2005, the company incurred a loss of $100,545.  During the fiscal year ended March 31, 2004, the company incurred a loss of $73,988. During the fiscal year ended March 31, 2003, the company gained a net income of  $257,165.  The income during 2003 was due to the received of a research and development cost refund from the Canadian government.

During the fiscal year ended March 31, 2005, Aquasol had non-operating income of $3,067, compared to non-operating income of $2,579 in the fiscal year ended March 31, 2004.  Non-operating income in the fiscal year ended March 31, 2003 was $449,953.  This large non-operating income amount was due to the received of a research and development cost refund from the Canadian government.

The following table is a summary of the above:

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003

Net income	($100,545)	($73,988)	$257,165

Non-operating income	3,067	2,579	449,953

Consulting Fees	16,617	5,781	87,310

Professional Fees	25,781	4,648	30,164

Rent and Utilities	10,689	7,024	28,598

Depreciation	8,847	10,448	11,192

Salaries and Benefits	9,033	13,805	10,541

Travel and Promotion	18,704	19,945	7,333

Moving and Storage	7,790	6,013	4,247

-- 24 --

Other	4,368	8,042	9,274

B.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the receipt of funds from the Industrial Research Assistance Program (“IRAP”) granted by the Government of the Province of British Columbia, Canada.   We currently do not have any operations or products. We have no revenue from the exploitation of our products to date and do not anticipate product revenues in the foreseeable future.  We believe that we have adequate working capital to proceed with the Company’s planned development programs for the next 24 months .. We have no loan agreements or other current financing plans to raise additional capital.   The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of the Company’s development programs and its future acquisition of products and projects.

On August 30, 2002 , we entered into a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation .   Pursuant to the Agreement, we lent $20,000 to Cleanwater in two installments, $5,000 on May 3, 2002 and $15,000 on September 3, 2002 , for a period of 120 calendar days.   This loan was made because Clearwater and Aquasol were in the same business and both desired to promote technologies and products in the Chinese market.  The loan amount of $20,000 was not material to our operations.  At the time, the Company wanted Cleanwater to promote the technologies in the Chinese market, in conjunction with the Company.  Cleanwater did not have the funds for this marketing so the Company loaned them money.   The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation , whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized.  In consideration and as collateral for this loan agreement, Cleanwater agree d to grant us a security interest in its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the

-- 25 --

manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

As confirmed with the principal of Cleanwater, that entity is seeking financing and projects. We ha ve recorded an unamortized discount on this loan of $824 for year ended March 31, 2005 ($861 for year ended March 31, 2004). As of the date of this report, no principal payment ha d been received, and we decided to write it off during the period ended December 31, 2005 because Cleanwater is not longer in operation.

For the nine-month period ended  December 31 , 2005, we received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.  During the nine-month period ended  December 31 , 2005, we used  $65,166 of our cash resources for operating activities and $170 for investing activities. These activities were funded by initial cash balances on hand at the beginning of the period.

During the fiscal year ended March 31, 2005 , we received $45,000 from a private placement , $0 from the exercise of warrants and $0 from the exercise of stock options.   The private placement consist ed of the issuance of 1,500,000 common shares at a price of $0.03 per common share pursuant to an offering of up to 2,000,000 shares made to all current shareholders of the Company. The proceeds of the offering were used for working capital ..  During the fiscal year ended March 31 2005, we used $31,820 of our cash resources for operating activities and received net cash inflows of $45,000 in financing activities and $920 in investing activities.  During the year ended March 31 2004, we used $36,136 of our cash resources for operating activities and $0 in investing activities and financing activities.  During the year ended March 31, 2003, we used $5,032 in financing activities and received net cash inflows of $263,575 from operating activities and $279 from investing activities.  During the fiscal year 2003, the Company received $0 from private placements $0 from the exercise of warrants and $0 from the exercise of incentive stock options.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We currently have the following Patents and Pending Patents:

Patent Number

US#6,582,596 B2

#138316

	Application Date or Date Granted	Country Issuing Patent	Owner of Patent
Description of Patent
Granted June 24, 2003
United States	Aquasol	Bioreactor systems

	Granted July 1, 2001	Taiwan	Aquasol
Bioreactor systems
		#2,292,244	Applied for on December 14, 1999
Canada	Aquasol	Bioreactor systems

#001030779	Granted December 20, 2005	People’s Republic of China	Aquasol
Bioreactor systems

Please refer to Exhibits 4.5, 4.6, 4.7 and 4.8 ..

The Company did not carry out any research and development activities in the last three years because Company has not ha d operations since 2002.

D.

TREND INFORMATION

Increasing Urbanization and Strict Water Regulations Boost Opportunities for Water Treatment Equipment

Water is turning into a scarce commodity, and the growing demand for it is drawing the attention of the financial community. Large conglomerates are buying out smaller water companies, and an ever-increasing number of investors are turning their attention to this sector.  As the trend toward urbanization continues, the U.S. Environmental Protection Agency (EPA) continues to enforce water quality regulations through the Clean Water Act (CWA) and the Safe Drinking Water Act (SDWA). Further, a booming population and an aging water infrastructure provide for growth opportunities for water treatment, new technologies and equipment vendors.

Aquasol intends to take advantage of the trend toward urbanization and the enforcement of stringent water quality regulations and the demand for water treatment technologies.  The current trends provide an atmosphere for Aquasol to present its technologies for use in the manufacture of its Bio Trap System on a large scale for commercialization in Asia and North America.  The current trends toward growth opportunities in the treatment of wastewater create an environment for Aquasol to exploit the commercial market for its Bio Trap system.

The transmission and distribution category is drawing the bulk of the investments on account of the ongoing upgrade of municipal water treatment and distribution plants.  With the need to develop efficient technologies to tackle new-found contaminants, the market seems to indicate that there will be growth for water equipment companies.

E.

OFF BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We do not have any contractual obligations.

G.

SAFE HARBOR

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term.   The Company currently does not have any employees.   All directors and officers hold office until the next annual general meeting of our shareholders or until successor can be appointed.  The officers and directors of the Company are as follows:

NAME	AGE	POSITION	DATE OF APPOINTMENT

Ken Z. Cai	42	Chairman, Chief Executive Officer, and Director	March 2, 2000

Yenyou (Jeff) Zheng	48	President, Chief Financial Officer, and Director	November 9, 2001

Troy Vassos	50	Director	November 30, 2004

Brigitte M. McArthur	42	Corporate Secretary	April 1, 2005

Biographical Information

Dr. Ken Z. Cai, President

President, Chief Executive Officer and Director

Dr. Cai has served as Chairman and director of the Company since March 2000.   From 1996 to present, Dr. Cai has served as the president and chief executive officer of Minco Mining and Metals Corporation, a TSX listed company.  From August 2004 to present, he has served as the president and chief executive officer of Minco Silver Corporation.  From December 2001 to present, Dr. Cai has served as the chairman and chief executive officer of Tranzom China Security Networks, a TSX Venture listed company.  Dr. Cai also worked as a director and president of Gobi Gold, Inc., a TSX Venture listed company.  In all of these companies, Dr. Cai was responsible for assisting in mineral exploration, project evaluation, corporate financing and company management.  Since July 1998, he has served as a director of Dragon Pharmaceutical Inc., a company whose shares are registered under the Securities Exchange Act of 1934.  From June 2003 through September 2005, he served as the president and a director of Goldstrike Inc.   Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario, Canada.  Dr. Cai devotes approximately 10% of his time to the Company’s business.

Jeff Yenyou Zheng, Ph.D.

President, CFO and Director

Dr. Zheng has served as a director of the Company since March 2000 and as President of the Company since 2003 .   He has been responsible for the Company’s corporate management and for market development of the proprietary water and wastewater treatment technologies.  From June 2003 to November 2005, Dr. Zheng was a director and CFO of Goldstrike Inc., listed on OTCBB (“GTSK”).  He has been a director and president of Bralorne Mining Corp., a reporting issuer in the United States, since June 2004. Dr. Zheng is involved with public listing, management and financing of these companies.  From February 2005 to present, he has been a director of Cantronic Systems Inc., a hi-tech company listed on the  TSX-Venture (“CTS”).  From 1991 to 2002, he worked as a senior research associate at the University of British Columbia in Vancouver.  Dr. Zheng has also served as an adjunct professor at Tsinghua University in Beijing, China.  Dr. Zheng devotes approximately 80% of his time to the Company’s business. Dr. Zheng received his doctorate degree in physics from Flinders University of South Australia in 1990.

Dr. Troy Vassos

Director

Dr. Vassos has served as a director of the Company since November 2004.  Dr. Vassos founded NovaTec Consultants Inc. ( “ NCI ” ) in 1984 and has served NCI as an employee and director since that time .  He has served as President since 1992.  Dr. Vassos is also a director and shareholder of NovaTec Envirocorp Inc, (NEI), the parent company of NCI ..  He has acted as President of that company since 1992 ..  He is also the president and director of Envirologic Technologies Inc. and Enviro Innovations Inc.  Dr. Vassos holds a B achelor o f Applied Sc ience degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution.  Dr. Vassos is a Member of the Environmental Engineering Application Review Committee, Board of Examiners of Environmental Engineers and Geoscientists of Manitoba , in addition to being an active member at the committee level in numerous technical organizations including the British Columbia Water and Wastewater Association:  Canadian Association on Water Quality (CAWQ); Canadian Council of Professional Engineers (CCPE) Enviro n mental Committee’ International Water Association’ inter-American Association for Environmental Qual i ty (AIDIS-Canada); National Onsite Wastewater Recycling Association (NOWRA); Water Environment Federation’ and has served as an advisor to the United Nations Environmental Program – International Environ mental Technology Centre  in Osaka Japan.   Dr. Vassos has been the president of the Centre for Sustainable Communities Canada since 2003.  Mr. Vassos devotes approximately 10% of his time to the Company’s business.

Brigitte M. McArthur

Corporate Secretary

Ms. McArthur has been the Company’s corporate secretary since April 2005.   Ms. McArthur has been a self-employed consultant since 1999 , providing administration and regulatory compliance services to public companies and private companies.        She has served as the corporate secretary of Minco Mining and Metals Corporation and of Minco Silver Corporation since April 2005.  Ms. McArthur was the corporate secretary of Tranzcom China Security Networks, Inc. from April 2005 to January 2006.  She also served as the corporate secretary of Crosshair Exploration and Mining Corporation from May 2004 to February 2005 and of Target Exploration and Mining Corp. from May 2004 to February 2005.  From 200 to 2004, Ms. McArthur served as the corporate secretary of Cabo Mining.  She served as a director, corporate secretary and treasurer of Essendon Solutions, Inc. from July 2000 to September 2003.  Ms. McArthur devotes approximately 10% of her time to the Company’s business.

B.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended March 31, 2005, for service to the Company in all capacities, was $26,663.  Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ken Cai, Chairman, & Director (1)	Mar. 31/05 Mar. 31/04 Mar. 31/03	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Yenyou (Jeff) Zheng President, CFO, & Director	Mar. 31/05 Mar. 31/04 Mar. 31/03	Nil Nil Nil	Nil Nil Nil	26,663 (3) 20,376 (3) 7,542 (3)	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Troy Vassos Director (1) (2)	Mar. 31/05 Mar. 31/04 Mar. 31/03	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Brigitte M. McArthur Corporate Secretary (4)	Mar. 31/05 Mar. 31/04 Mar. 31/03	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Current Member of the Audit Committee of the Company.

(2)

Troy Vassos was elected a Director of the Company on November 15, 2004 .

(3)

Yenyou (Jeff) Zheng received a total of $26,663 during the year ended March 31, 2005 , of which $9,836 was for consulting fees and $16,827 was for expenses.  Of the $20,376 received by Mr. Zheng during the year ended March 31, 2004, the entire amount was for reimbursement of expenses ..  During the fiscal year ended March 31, 2003 a total of $4,129 was paid to Mr. Zheng with respect to consulting fees and $3,413 was for reimbursement of expenses. Dr. Zheng ‘s expenses include travel, cell phone, transportation, and meals for daily operations and promotion of the Company.

(4)

Brigitte M. McArthur was appointed Corporate Secretary of the Company on April 1, 2005.

No other executive officer received direct or indirect compensation from any source for services provided to the Company during the most recently completed financial year.

Outstanding Employee and Director Stock Options as at date of filing of this Registration Statement

There were no incentive stock options issued during the year ended March 31, 2005.  The following table sets forth, as of May 3 , 2006 , the granted and outstanding  stock options which have been granted to directors, officers, employees and consultants.

Date of Grant	Name of Optionee	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
April 2, 2005	Yenyou (Jeff) Zheng	60,000	60,000	0.10	April 2, 2010
April 2, 2005	Ken Cai	60,000	60,000	0.10	April 2, 2010
April 2, 2005	Troy Vassos	60,000	60,000	0.10	April 2, 2010
April 2, 2005	Brigitte M. McArthur	20,000	20,000	0.10	April 2, 2010
			200,000

Outstanding Warrants from Previous Private Placements

There are no outstanding warrants from previous private placements.

Defined Benefit or Actuarial Plan Disclosure

We have no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

We do not presently have any outstanding employment contracts.

Management and Consulting Contracts Compensation of Directors

On October 1, 2004 the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, attached as Exhibit 4.2 , whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company. Dr. Zheng’s responsibilities are to oversee the day to day operations of the Company and to promote Aquasol’s technologies and products.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

Except as described above, Aquasol ha s no arrangements, standard or otherwise, pursuant to which directors are compensated by it for their services in their capacity as directors, or for

-- 26 --

committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.  No other directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year with the exception of stock options granted to the directors.

C.

BOARD PRACTICES

The directors will serve until the next annual meeting of Aquasol’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There are no arrangements to provide compensation to officers and directors upon termination of employment.

The members of the audit committee are Ken Cai and Dr. Troy Vassos.  Mr. Cai and Dr. Vassos examine all internal controls of the accounting practices of Aquasol and refine them or amend them to comply with public company disclosure regulations as necessary.  Mr. Cai and Dr. Vassos oversee the corporate accountants in the preparation stages of audit in order to ensure all controls are followed stringently and all disclosure requirements are met.  Mr. Cai has extensive experience as a principal of public companies to provide valuable input as a member of the audit committee.  Dr. Vassos serves as an independent director to provide advice that is separate and apart from the day to day operations of the company.  We have not established a remuneration committee.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

-- 27 --

The following table sets forth, as of May 8, 2006, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options.

Name of M ajor Shareholders	Number of Shares	Percentage of Shares

Zhiquan Cai (2)	137,941	6.65%

Jeff Yenyou Zheng (1)	199,134	9.60%

Affaires Financiers SA (3)	217,000	10.46%

Thomas Wayne Spilsbury	150,000	7.23%

Hans Wick	250,000	12.05%

Zhibin Cai (4)	150,000	7.23%

Chuan Mei Deng	150,000	7.23%

Tianying Zheng (5)	200,000	9.64%

Bunnaton Ltd. (6)	115,000	5.54%

Ken Cai (1)	284,609	13.72%

Troy Vassos (1)	0	0%

Brigitte McArthur (1)	0	0%

All Officers and Directors As a Group (4 in number)	483,743	23.32%

(1)	Officer or director of the Company.
(2)	Mr. Cai is the brother of Ken Cai, an officer and director of the Company.
(3)	Mr. Werner Wagerman beneficially owns these shares.
(4)	Mr. Cai is the father of Ken Cai, an officer and director of the Company.
(5)	Mr. Zheng is the cousin of Jeff Zheng, an officer and director of the Company.
(6)	Mr. Douglas Casey beneficially owns these shares.

 There have been no significant changes in ownership during the past three years.

The major shareholders do not have different voting rights.  In certain shareholder voting instances, the major shareholders have to abstain from voting on certain matters to which they are not impartial, such as the granting of stock options, purchase of corporate assets, takeover bids or any other shareholder action to which they are not impartial.  In these instances, the “majority of the minority” rule will apply – the number of votes by the minority votes in favor or against any action will apply.

None of our shareholders currently reside in the United States.

B.

RELATED PARTY TRANSACTIONS

  The following table summarizes private placements that occurred which involved an officer or director or an affiliate thereof.

Name and Address of Purchaser	Original Number of Common Shares Purchased	Consolidated Balance of Common Shares	Purchase Price Per Share	Date of Purchase	Total Common Shares

Zhiquan Cai (1) 1-301 Building 16 Yihai Garden, Beijing, Peoples Republic of China	2,758,820	137,941	$0.0001	March 2, 2000	137,941

Huazhong Mao (2) #105 – 7230 Adera Street Vancouver, B.C., V6P 5C4, Canada	487	24	$0.0001	March 26, 2000	24

Greendew Bioengineering Corp. (3) #105 – 7230 Adera Street, Vancouver, B.C., V6P 5C4, Canada	666,666	33,333	$0.0001	March 26, 2000	33,333

Yenyou (Jeff) Zheng (4) #708 – 711 Brighton Street, Vancouver, B.C., V6C 1Z8, Canada	182,677 190,000	9,134	$0.0001 $0.03	March 26, 2000 March 18, 2005	9,134 190,000 199,134

-- 28 --

Keystone Environtech Inc. (5) 1980 – 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, Canada,	1,858,864	92,943	$0.0001	March 2, 2000	92,943

Golden Dragon Capital Inc. (6) East Asia Chambers, P.O. Box 901 Road Town, Tortola, British Virgin Islands	499,900	24,995	$0.0001	March 26, 2001	24,995

Zhibin Cai (7) 18 Main Street Luotian Hubei, Peoples Republic of China	150,000		$0.03	March 18, 2005	150,000

Tianying Zheng (8) 88 8th Street Xiaohe, Weiyuan Sichuan Province, Peoples Republic of China	200,000		$0.03	March 18, 2005	200,000

(1)

Brother of Ken Cai

(2)

Former director of the Company

(3)

Owned by Huazhong Mao, former director of the Company

(4)

Officer and director of the Company

(5)

Partially owned and controlled by Zhiquan Cai, brother of Ken Cai

(6)

Owned by Zhiquan Cai, brother of Ken Cai

(7)

Father of Ken Cai

(8)

Cousin of Dr. Yenyou Zheng

On October 1, 2004 , Aquasol entered into a Cost Sharing Agreement with Minco Mining & Metals Corporation (“Minco”) (the “Cost Share Agreement”) attached hereto as Exhibit 4.3 ..   Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation.  Minco entered into an agreement with Guinness Tower Holdings Ltd. and Omers Realty Corporation to lease the premises located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 (the “Premises”).  Minco then entere d into the Cost Sharing Agreement with several sub-ten an ts to share in office expenses for the Premises as more specifically described below.  Aquasol is one of those sub-tenants.

-- 29 --

Office Rental costs are based on a percentage basis (the “shared expenses”) as more particularly described below:

	Minco (a)	Trancom (b)	Minco Silver (c)	Aquasol	TOTAL
Rent	32%	30%	30%	8%	100%
Parking
Stall #1	42%	30%	28%		100%
Stall #2	60%	-	40%		100%
Shared Office Expenses	40%	30%	30%	$300.00 for 2004	100%

(a)  Minco Mining & Metals Corporation

(b)  Tranzcom China Security Networks, Inc.

(c)  Minco Silver Corporation

(remainder of page intentionally left blank)

-- 30 --

Minco invoices on a monthly basis to the Sub-Tenants for reimbursement.  Included in the Minco invoice  is the rent, shared employee salaries, and benefits ..  Aquasol shares bookkeeping services, corporate secretary services and reception services with Minco.

  The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses.  The company paid $26,378, $ 29,885 and $ 15,993 for year of 2005, 2004 and 2003 respect i v ely. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

On October 1, 2004 , the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, attached as Exhibit 4.2 , whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company.

-- 31 --

ITEM 8

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

There are currently no legal or arbitration proceedings against the Company which may have a significant effect on the Company’s financial position or profitability.

We have commenced an action against Mr. Huazhong Mao. Mr. Mao failed to deliver to Aquasol certain materials for ownership of the technologies, including the Bio Trap system, and failed to provide a completed prototype, as he was contractually obligated to do.  The patents which were impacted by this failure were applied for, and in the case of the United States, China and Taiwan, granted to Aquasol.  Aquasol has full ownership and control of the patents ..  The litigation with Huazhong Mao has not had a material effect on Aquasol’s business and it not anticipated to effect the business going forward.  The litigation with Huazhong Mao has no material effect on the ownership of the patented technologies.

B.

SIGNIFICANT CHANGES

Other than the issuance of common shares by way of private placement , as described herein, there have been no significant changes since the date of the Financial Statements

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

The Articles of Incorporation authorized the Company to issue 10,000,000,000 common shares with a par value of $0.0001.  On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.  The total issued and outst anding ordinary voting shares are 2,073,995 as of May 8, 2006.

There are no securities held in the United States of America.  The shares of the Company have been held by private holdings and not listed publicly on any exchange to the date of this Registration Statement.  There are not historical market prices for the shares as they have never been publicly listed or publicly traded.  There is currently no market for the securities.  The shares have been sold to the shareholders at prices of $0.50 per share and $0.03 per share.  The intention of this Registration Statement is to register the class of securities under the Securities Exchange Act of 1934 and there is not a transaction involving the sale of securities by the Company or its stockholders.

O n March 2 , 2000, the Company issued 6,583,699 pre-split ordinary voting shares at par value of $0.0001.

On March 26, 2000, 1,416,301 pre-split common shares were issued for the purchase of a subsidiary at a price of $0.0001 per common share as follows:  i) Huazhong Mao received 487 pre-split common shares; ii) Greendew Bioengineering (owned by Huazhong Mao) received 666,666 pre-split common shares; iii) Yenyou (Jeff) Zheng received 182,677 pre-split common shares; and iv) Joe Rodgigues received 20 pre-split common shares.  All of the preceding ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”) an Alberta, Canada corporation.  Aquasol Alberta discontinued operations in 2001 as all of Aquasol Alberta’s assets were sold to Aquasol EnviroTech Ltd. and there was no basis for continuing operations.

The Company also issued Golden Dragon Capital, a British Virgin Island Corporation owned by Zhinquan Cai (brother of Ken Cai) 499,900 pre-split common shares at a price of $0.0001 per common share.  On March 30, 2000, 2965,000 pre-split common shares were issued at a price of $0.50 per common share through a private placement and 15,000 pre-split common shares were issued pursuant to a Finder’s Fee at a price of $0.0001 per common share.

On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company.     The major shareholders of the Company had incorporated Aquasol EnviroTech (Canada) Ltd. in order to have a local identity for the operations of the Company in Vancouver, British Columbia.  The Company loaned Aquasol EnviroTech (Canada) Ltd. money for expenditures with respect to general and administrative expenses, consulting fees, and the purchase of

-- 32 --

equipment. It became a subsidiary of the Company on April 1, 2002 according to the loan agreement with the Company.

As discussed above, the Company authorized a 1:20 reverse stock split on September 21, 2004.

On March 18, 2005 a total of 1,500,000 common shares were issued at a price of $0.03 per common share.  Of the 1,500,000 a total of 190,000 common shares were purchased by Yenyou (Jeff) Zheng and a total of 150,000 common shares were purchased by Zhibin Cai (father of Ken Cai).   ..

The Company currently has a Stock Option Plan dated April 2, 2005, attached hereto as Exhibit 5.1 ..  Under the Company’s stock option plan , the Company is permitted to grant stock options up to 207,400 common shares representing 10% of the issued and outstanding shares of the Company.  As of             May 3 , 2006 the Company has granted a total of 200,000 common shares pursuant to the Stock Option Plan.

B.

ARTICLES, MEMORANDUM AND BY-LAWS OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 under incorporation number 96650.  The Articles of Incorporation allow for the Company to carry on business for a broad variety of purposes, and the Company is not restricted from any business activity.  The Memorandum and Articles of Incorporation are attached as Exhibits 1.1 and 1.2 and are incorporated herein by reference.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if declared by the board of directors.  There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares.  In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Changes in Capital

The Company may, by a resolution of directors, amend the Memorandum and Articles of Association to increase or decrease its authorized capital, the number of authorized but unissued shares, or the par value of such shares.  However, no reduction of capital may occur if it reduces the capital of the Company to an amount that is less than the aggregate par value of all outstanding shares and all shares with par value held by the Company.  Further, the Company must be able to satisfy its liabilities in the ordinary course of business after the reduction in capital.

Powers and Duties of Directors

Under the provisions of the Articles, Directors’ meetings must be held in the Cayman Islands every year.  Annual General Meetings must be held every 12 months.  Both Annual and Extraordinary General meetings must provide 21 days notice to shareholders.  In each case 1/20 of the shareholders must provide votes.  A quorum must be present to conduct business at any Annual or Extraordinary General meeting and two shareholders must be present either in person or by proxy in order for a meeting to be properly constituted and held.

The directors are to manage or supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the Business Corporations Act, or by the memorandum or the articles of incorporation, required to be exercised by the Company in a general meeting.

-- 33 --

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, is to declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director may not vote in respect of any such contract or transaction with the Company in which he is interested and if he does so, his vote will note be counted, but he will be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company : (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.  There is no minimum share ownership requirement for the Company's directors.

The Articles of the Company provide that the audit committee consist of three members, a majority of which must be officers of the Company.  In this instance, the Articles with respect to the composition of the audit committee are more stringent than the requirements of the SEC.

Shareholders

An annual general meeting is to be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting is two or more shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.

There are no limitations of rights to own securities including non-resident or foreign shareholders’ rights to own and vote their shareholdings.

There are currently no anti-takeover, poison pill or shareholder rights protections in the event of a takeover bid in place.

Ownership Threshold

There is no threshold at which an individual must declare shareholdings.  However, the Corporations Act of British Columbia, requires notification of ownership of 10% or more.   SEC disclosure regulations require that holders of 5% or more of the issued securities must disclose such holdings.

C.

MATERIAL CONTRACTS

The Company entered into a Cost Sharing Agreement with Minco Mining and Metals Corporation , of which Ken Cai is the CEO , on October 1, 2004.  Under the terms of the Agreement, Aquasol pays 8% of the total rent of the office space to Minco Mining and Metals Corporation , which is approximately CAD$1,000 per month ..

The Company entered into a Consulting Agreement with Dr. Yenyou Zheng on the 1st day of October, 2004 , whereby Aquasol pays Dr. Zheng $3,000 CND per month to act as president of the Company , oversee day to day operations of the Company, and promote technologies and products of the Company.  The Agreement also provides for the reimbursement of reasonable expenses upon presentation of invoices and receipts by Dr. Zheng to the Company.

D.

EXCHANGE CONTROLS

There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company.  Other than the standard withholding tax levied in Canada , there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company’s shares.  Standard with holding tax refers to the tax that is applied to the funds received on the sale of securities by non-residents.

E.

TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMMON SHARES

Canadian Federal Income Tax Consequences to United States Investors

The following is a summary of the principal Canadian federal income tax consequences to a shareholder of acquiring, holding and disposing of common share where, for the purposes of the ITA, the holder (a) is not resident in Canada, (b) does not, and is not deemed to, carry on business in Canada, (c) holds common shares as capital property, and (d) is the beneficial owner of the common shares, and where, for the purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), the shareholder is resident in the United States.

The summary is based on the current provisions of the ITA and the regulations thereunder and on the Company’s understanding of the current administrative practices of Canada Customs and Revenue Agency.  The provisions of the ITA are subject to the provisions of the Convention.  The summary also takes into account  all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance of Canada through November 1997.  The summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.

Dividends on Common Shares

Under the ITA, a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on the gross amount of dividends paid or credited to him by a corporation resident in Canada.  The Convention limits the rate to 15% of the gross amount of the dividends if the shareholder is resident in the United States and the dividends are beneficially owned by him.  The Convention further limits the rate to 10% of the gross amount of the dividends if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and exempt from income tax under the laws of the United States.

However, the payor of such dividends may still be required to withhold and remit tax to Canada Customs and Revenue Agency (which is refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from Canada Customs and Revenue Agency.  Organizations in

-- 34 --

possession of a valid letter of exemption are normally listed in Revenue Canada’s annual publication, “List of United States Organizations Exempt from Canadian Non-Resident Tax under Article XXI (1) of the Canada-United States Tax Convention.”

Disposition of Common Shares

The proceeds of disposition to a nonresident of Canada from the disposition of common shares will be the sale price therefore.  However, if common shares are purchased by the Company from a nonresident of Canada other than in an open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition to the shareholder will generally be the paid-up capital of the common shares and the balance of the price received will be deemed to be a dividend and taxable as described under “Dividends on common shares.”

Under the ITA only capital gains and capital losses realized on the disposition of ‘taxable Canadian property” are taken into account by a nonresident of Canada in computing income.  The common shares will constitute taxable Canadian property to a nonresident of Canada in a particular time, if any time in the preceding five year, 25% or more of the issued shares of any class or series of the capital stock of the Company belonged to the non-resident person, to persons with whom the non-resident person did not deal at arm’s length or to the non-resident person and persons with whom he did not deal at arm’s length.

The capital gains (or capital loss) of a non-resident of Canada from the disposition of common shares that are “taxable Canadian property” will be the amount, if any, by which his proceeds of disposition, less any costs of disposition, exceed (or are far less than) the adjusted cost base of the common shares to the holder immediately prior to the disposition.  The portion of a capital gain (the “taxable capital gain”) and the portion of a capital loss (the “allowable capital loss”) required to be taken into account currently is as follows:

July 1, 1999 – February 27, 2000

75%

February 28, 2000 – October 17, 2000

66 2/3%

October 18, 2000 – December 31, 2000

50%

Any allowable capital loss realized by the shareholder will, subject to the rules in the ITA which deny or restrict the ability to utilize losses, be deductible from taxable capital gains realized by the shareholder in the current tax year, the three preceding taxation years or future taxation years.

The Convention relieves Unites States residents from liability for Canadian tax on capital gains derived from a disposition of common shares unless:

(a)

their value is derived principally from real property in Canada;

(b)

the holder was resident I Canada for 120 months during any period 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares (or, in certain circumstances, property for which the common shares were substituted) were owned by him when he ceased to be resident in Canada; or,

(c)

they formed part of the business property of a permanent establishment the holder has or had within the 12 months preceding disposition, or pertained to a fixed base the holder has or had in Canada, or was available to the United States resident in Canada for purposes of performing  independent personal services within the 12 month preceding the disposition.

We do not believe that the value of our shares is derived principally from real property in Canada.

Certain United States Federal Income Tax Consequences to United States Investors

-- 35 --

The following general discussion sets forth a summary of the material Unites States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specifically defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the Unites States or of any state and (iii) estates or trusts the income of which is subject to Unites States federal income taxation regardless of its source.  This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder’s particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws.  Additionally, the following discussion assumes that the Company will not be classified as a “foreign personal holding company” under the Internal Revenue Code of 1986, as amended (the “Code”)

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company’s gross income is “passive income” (as defined in the Code) or if at least 50% of the Company’s assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company (“PFIC”).  The Company may be a P FIC and, if so, may continue to be a PFIC for the foreseeable future.  To its knowledge, the Company has not been considered a PFIC in the past.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code.  As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a “qualified electing fund” (a “QEF Election”)

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES

1.

The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC.   Accordingly, the timely making of the QEF Election as discussed below, generally should, subject to the discussion below under “Other “PFIC Rules”, avoid any significant adverse United States federal income tax consequences resulting form any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder’s particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Shareholder”) will be subject under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. shareholder) on such Electing U.S. Shareholder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for

-- 36 --

the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amount actually are distributed.  An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits.  Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder’s common shares) as capital gain; (ii) treat such shareholder’s share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain the case of an individual Electing U.S. Shareholder, the “step-up” in the tax basis of common share to the fair market value of such shares on the date of such Electing U.S. Shareholder’s death (which would otherwise not be retained); and (iv) generally avoid interest charges resulting from PFIC status altogether.

In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations.  In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined.  However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply.  If, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

A QEF election must be made by attaching the following document to the timely filed US. Federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the Company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends: (i) a “Shareholder Section 1295 Election Statement” executed by the U.S. Shareholder, (ii) a “PFIC Annual Information Statement” received by the U.S. Shareholder from the Company, and (iii) a Form 8621.  In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114.  In the case of common shares owned through a U.S. entity, the election is made at the entity level.

The following three paragraphs apply to Electing U.S. Shareholders:

Dividends Paid on Common shares.  Dividends paid on common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules.  Such dividends generally will not qualify for the dividends-received deduction available to corporation. Amounts in excess of such earnings and profits will be applied against the Electing U.S. Shareholder’s tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such common shares.

Credit for Canadian Taxes withheld.  Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder’s tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit again United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year.  Electing

-- 37 --

U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

Disposition of common shares.  Any gain or loss on a sale or exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital gain or loss.  The sale of common shares through certain brokers may be subject to the information reporting and back-up withholding rules of the Code.

2.

The Non-QEF Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in questions and the Company is a PFIC (a “Non-electing U.S. Shareholder”), then special rules under Section 1291of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain “excess distributions” (as defined in the Code) by the Company.  The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.  A non-electing U.S. Shareholder generally would be required to pr-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder’s entire holding period of the common shares.  All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after December 31, 2006 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income.  (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) the Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had be due with respect to teach such prior year.  A non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which is non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds (or is considered to hold) common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitely a PFIC.  A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.  Certain other elections are also available to Non-electing U.S. Shareholders.

Other PFIC Rules

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder.  For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.  In addition, under Section 1291(f) of the Code, the Treasury has the authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges, pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

-- 38 --

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such changes could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect.  Furthermore, legislation has bee proposed which would replace the PFIC provisions with a consolidated anti-deferral regime.  While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

E.

DIVIDEND AND PAYING AGENTS

We do not pay dividends on any of our issued shares and do not have a dividend paying agent

F.

STATEMENT OF EXPERTS

The engineering report of NovaTec Consultants of 224 West 8th Ave., Vancouver, British Columbia, Canada, V5Y 1N5 with respect to the results of our test unit at Mamquam Wastewater Technology Testing Facility dated September 2001 is included herein as Exhibit 4.9 to this Registration Statement. Dr. Vassos , the founder and President of NovaTec Consultants and a director of Aquasol , holds a bachelor or Applied Sc ience degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution.

G.

DOCUMENTS ON DISPLAY

All documents exhibited hereto or incorporated by reference are available for viewing at the corporate offices of the Company at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, Canada, upon reasonable notice given to the Company.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.   No securities are being offered under this registration statement.

ITEM 15.

CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of March 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.  As of March 31, 2005, the CEO and CFO have also concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert.

B.

CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are included herein as  Exhibits 11.1, 11.2 and 11.3 ..

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Moen and Company Chartered Accountants  under each of the categories indicated in the table is described below.  The follow table describes the fees paid for accounting services during 2004 and 2005.

Principal Accountant Service	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004
Audit Fees	$5,228.00	$5,228.00
Tax Fees	$365.87	$365.87
Total Fees	$5,593.87	$5,593.87

-- 39 --

Audit Fees

Audit fees were for professional services rendered by Moen & Company for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements or bi-annual states that are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

Pre-Approved Policies and Procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees.  The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to Audit Committee from time to time.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the consolidated financial statements.

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

The following is a table outlining the purchase of securities by affiliated purchasers.

-- 40 --

Period	Original Number of Common Shares Purchased	Consolidated Balance of Common Shares	Purchase Price Per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
March 2, 2000	2,758,820	137,941	$0.0001	137,941	None
March 26, 2000	487	24	$0.0001	24	None
March 26, 2000	666,666	33,333	$0.0001	33,333	None
March 18, 2005	190,000	190,000	$0.03	190,000	None
March 26, 2000	182,677	9,134	$0.0001	9,134	None
March 2, 2000	1,858,864	92,943	$0.0001	92,943	None
March 26, 2001	499,900	24,995	$0.0001	24,995	None
March 18,2005	150,000		$0.03	150,000	None
March 18, 2005	200,000		$0.03	200,000	None

PART III

ITEM 17.

FINANCIAL STATEMENTS

Unless expressly stated otherwise, all financial data included in this registration statement are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

All references to “CDN dollars” or “CDN$” are to the currency of Canada.   All references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “RMB” or “Renminbi” are to the currency of the People’s Republic of China.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

-- 41 --

INDEX TO FINANCIAL STATEMENTS

AQUASOL ENVIROTECH LTD. INTERIM FINANCIAL STATEMENTS December 31, 2005 (Unaudited)

Consolidated Balance Sheets (Unaudited)

87

Consolidated Statements of Income (Unaudited)

88

Consolidated Statement of Cash Flows (Unaudiated)

89

Consolidated Statement of Stockholders’ Equity (Unaudited)

90

Notes to Consolidated Financial Statements

91

AQUASOL ENVIROTECH LTD. FINANCIAL STATEMENTS MARCH 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

103

Consolidated Balance Sheets

104

Consolidated Statements of Combined Income

105

Consolidated Statements of Cash Flows

106

Consolidated Statement of Stockholders’ Equity

107

Notes to Consolidated Financial Statements

108

ITEM 18.

FINANCIAL STATEMENTS

See Item 17

-- 42 --

ITEM 19.

EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to A quasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of A quasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
4.1	Share Exchange agreement between Aquasol EnviorTech Ltd. and Aquasol EnviorTech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States.	(*)
4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)
4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	CEO 302 Certification
12.2	CFO 302 Certification

(*)

Previously Submitted

-- 43 --

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused  this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AQUASOL ENVIROTECH LTD.

By:

“Yenyou (Jeff) Zheng”

Yenyou (Jeff) Zheng

President & Director

Date:

May 8, 2006

-- 44 --

AQUASOL ENVIROTECH LTD.
INTERIM FINANCIAL STATEMENTS
December 31, 2005 (Unaudited)

-- 45 --

AQUASOL ENVIROTECH LTD.

Consolidated Balance Sheets (Unaudited)

At December 31, 2005

(Expressed in US Dollars)

	December 31, 2005	March 31, 2005
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents (Note 2)	$298,306	$363,642
Accounts receivable	7,311	5,887
Loan receivable (Note 3)	18,315	18,315
Allowance for doubtful account	(18,315)	--
Prepaid expenses and deposit	934	1,621
Total Current Assets	306,551	389,465
Fixed Assets (Note 4)	3,987	4,757
Total Assets	$310,538	$394,222
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$26,234	$13,343
Total Current Liabilities	$26,234	$13,343
Stockholders' Equity
Capital Stock
Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each
Issued and outstanding: 2,073,995 ordinary voting shares
At par value	4,148	4,148
Additional paid in capital	1,523,203	1,524,203
	1,528,351	1,528,351
Retained earnings (deficit)	(1,309,730)	(1,207,548)
Cumulative currency translation adjustment	65,683	60,076
Total stockholders' equity	284,304	380,879
Total liabilities and stockholders' equity	$310,538	$394,222

-- 46 --

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Income (Unaudited)

For the Nine Month Period Ended December 31, 2005

(Expressed in US Dollars)

	Accumulated From Inception Date of February 3, 2000 to March 31, 2005	Nine Month Period Ended December 31		Three Month Period Ended December 31
		2005	2004	2005	2004

General and administrative expenses
Bank charges	$13,552	$59	$73	$1	$73
Bad debt	18,315	18,315	--	18,315	--
Consulting	269,559	24,903	12,679	7,258	8,548
Contract labor	5,471	--	--	--	--
Depreciation	50,448	940	--	313	--
Filing fees	10,454	7,419	1,334	7,365	36
Management fees	4,129	--	(4,918)	--	--
Moving and storage expense	20,590	2,540	4,566	846	1,718
Office costs	111,916	6,375	751	5,785	341
Professional fees	141,989	35,341	4,187	33,190	2,700
Rent and utilities	115,365	4,762	8,172	--	2,501
Salaries and benefits	410,257	6,652	7,434	3,813	2,233
Telephone and fax	32,824	40	773	(202.00)	331
Travel and promotion	334,395	4,667	15,261	(3220.00)	7,755
Total general and administrative exp	1,539,264	112,013	50,312	73,464	26,236
Non operating income	(229534.00)	(9831.00)	(2383.00)	(8390.00)	(726.00)
Net income (loss) for the period	($1,309,730)	($102,182)	($47,929)	($65,074)	($25,510)
Earnings (Loss) per share
Basic and diluted		($0.05)	($0.08)	($0.03)	($0.04)

-- 47 --

AQUASOL ENVIROTECH LTD.

Consolidated Statement of Cash Flows (Unaudiated)

For the Nine Month Period Ended December 31, 2005

(Expressed in US Dollars)

	Nine Month Period Ended December 31		Three Month Period Ended December 31
	2005	2004	2005	2004
Cash derived from (used for)
Operating activities
Net income (loss) for period	($102,182)	($47,929)	($65,074)	($25,510)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Bad debt	$18,315	--	$18,315	--
Depreciation	$940	--	$313	--
Cumulative currency translation adjustment	$5,607	$59,177	($9,693)	$1,940
Changes in operating assets and liabilities, net of effects from acquired companies
Accounts receivable	($1,424)	($1,714)	($608)	($377)
Prepaid expenses and deposits	$687	--	$7,263	--
Accounts payable and accrued liabilities	$12,891	($1,790)	$16,756	$5,997
Net cash provided by (used in) operating activities	($65,166)	$7,744	($32,728)	($17,950)
Financing activities	--	--	--	--
Investing activities
Fixed assets	($170)	($1,940)	--	($1,940)
Net cash provided by (used in) operating activities	($170)	($1,940)	--	($1,940)
Cash and cash equivalents, increase (decrease during the period	($65,336)	$5,804	($32,728)	($19,890)
Cash and cash equivalents, beginning of the period	$363,642	$349,542	$331,034	$375,236
Cash and cash equivalents, end of the period	$298,306	$355,346	$298,306	$355,346

-- 48 --

AQUASOL ENVIROTECH LTD.

Consolidated Statement of Stockholders’ Equity (Unaudited)

For the Period From Date of Inception and Incorporation on February 3, 2000 to December 31, 2005

(Expressed in US Dollars)

	Price Per Share	Number of Common Shares	Number of Common Shares (Retroactively Stated)	par value	Additional Paid-in Capital	Total Capital Stock	Retained Earnings (Deficit)	Cumulative Currency Translation Adjustment	Total Stockholders' Equity
March 2, 2000
Issued for cash	0.0001	6,583,699	329,185	658		658			658
March 26, 2000
Issued for subsidiary	0.0001	1,416,301	70,815	142		142			142
March 26, 2000
Issued for cash	0.0001	499,900	24,995	50		50			50
March 30, 2000
Issued for cash	0.5	2,965,000	148,250	297	1,482,203	1,482,500			1,482,500
March 30, 2000
Issued for finders fees	0.0001	15,000	750	1		1			1
Net loss for the period from date of inception on February 3, 2000 to March 31, 2002							(1,290,180)		(1,290,180)
Balance, March 31, 2002		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,290,180)		193,171
Cumulative currency translation adjustment								2,846	2,846
Net profit for twelve months ended March 31, 2003							257,165		257,165
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,033,015)	2,846	453,182
Net loss for twelve months ended March 31, 2004							(73,988)		(73,988)
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,107,003)	2,846	379,194
September 21, 2004
20:1 consolidation		573,995
March 18, 2005
Issued for cash	0.03	1,500,000		3,000	42,000	45,000			45,000
Cumulative currency translation adjustment								57,230	57,230
Net loss for twelve months ended March 31, 2005							(100,545)		(100,545)

Balance March 31, 2005		2,073,995		4,148	1,524,203	1,528,351	(1,207,548)	60,076	380,879
Cumulative currency translation adjustment								5,607	5,607
Net loss for nine month period ended December 31, 2005							(102,182)		(102,182)

Balance, December 31, 2005		2,073,995		$4,148	$1,524,203	$1,528,351	($1,309,730)	$65,683	$284,302

-- 49 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 1.

ORGANIZATION AND NATURE OF BUSINESS

Aquasol Envirotech Ltd. (“the Company”), was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value.  On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders.  On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”), an Alberta, Canadian company.  Aquasol Alberta discontinued operations in 2001.  By Special Resolution dated September 21, 2004, the Company consolidated it’s authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share.  The authorized ordinary voting shares after consolidation is 500,000,000 at a par value of $0.002 each.

The company is an Exploration Stage Company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7.

The Company is registered Extra-Provincially in the Province of British Columbia, Canada.

The Company’s principal business activities include design and manufacture of bio-reactors for the treatment and reuse of wastewater.

All assets and operations are in Canada.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“USGAAP”).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquasol Environtech (Canada) Ltd., the latter a B.C. Canadian company.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

-- 50 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Concentration of credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents that are not collateralized and accounts receivable that are unsecured.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with the maturity at the date of purchase of three months or less.

General and administrative expenses

These expenses are recorded on an accrual basis, as incurred.

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes.  As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Compensated absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  Liability has been recorded in the accompanying financial statements.

-- 51 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock based compensation

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), an amendment of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the period ended September 30, 2005.

The Company has elected to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To June 30, 2005 the Company has not granted any stock options.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 (“FIN 44”), which provides guidance as to certain applications of APB 25.

Net profit (loss) per share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

-- 52 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Company adopted FAS-128, when the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split; the computations of basic EPS and diluted EPS were adjusted retroactively for all periods presented to reflect such changes in the number of shares.

The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the nine month periods ended December 31, 2005 and December 31, 2004

		Year Ended December 31
	2005	2004
Net loss for the period	($102,182)	($47,929)
Weighted-average number of common shares
outstanding (retroactively adjusted to reflect
the reverse stock split on 9/21/04)	2,073,995	573,995
Effect of dilutive securities:	0	0
Dilutive potential common shares	2,073,995	573,995
Net earnings per share:
Basic	($0.05)	($0.08)
Diluted	($0.05)	($0.08)

Disclosure about fair value of financial instruments

As defined in FASB 107, the company estimates whether the fair value of all financial instruments differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet, which need to be disclosed. The estimated fair values of amounts have been determined by the Company using available market information and appropriate valuation methodologies.  Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

-- 53 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Long-lived assets

The Company adopts SFAS144 “Accounting for the impairment or disposal of long-lived assets.”  The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset

Capital assets and depreciation

Capital assets are recorded at cost.  Depreciation is provided on the declining balance method based on the following rates:

Computer equipment

30% per annum

Furniture and fixtures

20% per annum

Machinery

20% per annum

Intangible assets and amortization

Patents

The Company owns patents of Bio-reactor Systems for wastewater treatment.  These patents are registered in the United States under the number 6,582,596 B2 and registered in Taiwan under the number 138316.

The Company also filed patent applications in Canada and in the People’s Republic of China

No asset values are assigned to the abovementioned patents in these financial statements.

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred as follows:

	2005	2004	2003
Research and development expenses	$-	$-	$-
Research and development expenses refund	$-	$-	$449,953

-- 54 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recognition criteria

Gains are recognized when realized.  Gains are realized when all of the following criteria are met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit.  An expenditure or previously recognized assets does not have future economic benefit when all of the following criteria are met:

-

The operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and

-

The entity will have no significant continuing involvement in the operations of the component after the disposal transaction.

Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

Revenue recognition

Revenue generally is realized or realizable and earned when all of the following criteria are met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured”

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, accounts receivable, short term loan receivable and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values, except for the loan receivable which is written off during the period ended December 31, 2005.

-- 55 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

The reporting currency of the Company is the United States Dollar. The functional currency of the Company is Canadian Dollar.  The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollar before translation into U.S. dollars.The accounts of other currencies are translated into US Dollars on the following basis:

Monetary assets and liabilities are translated at the current rate of exchange.

The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.

The gain or loss on the foreign currency financial statements is reported as a separate component of stockholders’ equity and not recognized in net income.  Gains or losses on remeasurement from the recording currency are recognized in current net income.

Gains or losses from foreign currency transactions are recognized in current net income.

Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.

The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders’ equity, is as follows:

		Nine Month Period Ended
		December 31,
	2005	2004
Beginning balance, March 31, 2005 / 2004	$60,076	$2,846
Changes during the period	5,607	-

Ending balance, December 31, 2005 / 2004	$65,683	$2,846

-- 56 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 3.  LOAN RECEIVABLE

On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May 3, 2002 and $15,000 on September 3, 2002 for a period of 120 calendar days.

In consideration, and as collateral for this loan agreement, Cleanwater agreed to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

As at December 31, 2005 and to the date of this report, no principal payment has been received and the loan receivable is written off during the period ended December 31, 2005

Note 4.

FIXED ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2005		Accumulated	Net Book
	Cost	Depreciation	Figures
Computer equipment	$23,114	$22,928	$186
Furniture and fixtures	9,990	8,341	1,649
Machinery	15,279	13,127	2,152

Total	$48,383	$44,396	$3,987

March 31, 2005		Accumulated	Net Book
	Cost	Depreciation	Figures
Computer equipment	$23,114	$22,874	$240
Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777

Total	$48,213	$43,456	$4,757

-- 57 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 5.  RELATED PARTY TRANSACTIONS

(a)

On October 1, 2004, the Company entered into a Cost sharing Agreement with Minco Mining & Metals Corporation.  Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation.  The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses.  The expenses paid are comparable to those which would have been paid for services rendered by unaffiliated parties.

(b)

On October 1, 2004, the Company entered into a Consulting Agreement with Mr. Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng receives a total of $2,419 (Cdn$3,000) per month for services rendered to the Company.

(c)

During the nine month period ended December 31, 2005, related parties reimbursement of expenses paid on behalf of the company, are as follows:

Related Parties
Minco Mining & Metals Corp., a company
controlled by Ken Cai, a director, officer, and
shareholder of the company
consulting fees	$3,129
office expenses	149
office rent	4,762
salaries and benefits	2,839

Total	$10,879

(YenYou) Jeff Zheng, director, officer, and
Sharehholder of the company
consulting fees		$36,290
telephone		2,674
travel and promotion		5,232

Total		$44,196

	TOTAL	$55,075

Note 6. PENSION AND EMPLOYMENT LIABILITIES

The Company does not have any liabilities as at December 31, 2005 for pension, post-employment benefits or post-retirement benefits.  The Company does not have a pension plan.

-- 58 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 7. GEOGRAPHIC INFORMATION

All of the assets of the Company as at December 31, 2005 are located in Canada.

Note 8. NON OPERATING INCOME

Non operating interest income is $9,831 for the nine month period ended December 31, 2005 and $2,383 for the comparative period ended December 31, 2004.

Note 9. LITIGATION

The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner.  Results of this lawsuit are not determinable to the date of these financial statements.

Note 10. INCOME TAXES

The Company has losses carried forward to future years of $1,309,730

Net Operating
Losses
Year of Expiration	Carryforwards
2006	$-
2007	-
2008	295,301
2009	737,714
2010	-
Thereafter up to 2012	276,715
$1,309,730

There are no current or deferred tax expenses for the quarter ended December 31, 2004, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period.   Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

-- 59 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 10. INCOME TAXES (cont’d)

	to December 31,	to March 31,
	2005	2005
Deferred tax assets	$ 445,308	$ 410,566
Valuation allowance	$ (445,308)	(410,566)
Net deferred tax assets	$ -	$ -

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the quarter ended December 31, 2005 is as follows:

		Quarter Ended	Year Ended
		December 31,	March 31,
	2005	2004	2005
Statutory federal income tax rate	-34.0%	-34.0%	-34.0%
Valuation allowance	34.0%	34.0%	34.0%
Effective income tax rate	0.0%	0.0%	0.0%

Note 11. STOCK-BASED COMPENSATION

The Company has implemented a stock option plan dated April 2, 2005, for the issuance of up to 207,400 common shares to directors, officers employees and consultants.  The stock option plan is subject to shareholder approval at the Company’s 2005 Annual General Meeting of Shareholders.  The stock options are exercisable in increments of one-third per year for each year, up to and inclusive of the third anniversary of the effective date that being the date of grant.  The following table sets forth the outstanding incentive stock options which have been granted to directors, officers, employees and consultants, as at December 31, 2005.

		Number of	Exercise Price
Date of		Stock Options	Per Share	Expiry
Grant	Name of Optionee	Outstanding	($)	Date
April 2, 2005	Yenyou (Jeff) Zheng	60,000	$0.10	April 2, 2010
April 2, 2005	Ken Cai	60,000	$0.10	April 2, 2010
April 2, 2005	Troy Vassos	60,000	$0.10	April 2, 2010
April 2, 2005	Brigitte M. McArthur	20,000	$0.10	April 2, 2010
		200,000

There is no market price for the common shares of the Company, and accordingly, no stock based compensation is recorded.

-- 60 --

AQUASOL ENVIROTECH LTD.
FINANCIAL STATEMENTS
MARCH 31, 2005

-- 61 --

MOEN AND COMPANY LLP CHARTERED ACCOUNTANTS

Member:

Canadian Institute of Chartered Accountants

Institute of Chartered Accountants of British Columbia

Institute of Management Accountants (USA) (From 1965)

Registered with:

Public Company Accounting Oversight Board (USA) (PCAOB)

Canadian Public Accountability Board (CPAB)

Canada  - British Columbia Public Practice Licence

Securities Commission Building

PO Box 10129, Pacific Centre

       Suite 1400 – 701 West Georgia Street

                                                Vancouver, British Columbia

Canada V7Y 1C6

Telephone:  (604) 662-8899

Fax:  (604) 662-8809

Email:  moenca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Aquasol Envirotech Ltd. (a Cayman Islands Company)

We have audited the accompanying consolidated balance sheets of Aquasol Envirotech Ltd. (a Cayman Islands Company) (A development stage company) as of March 31, 2005, 2004 and 2003, and the related consolidated statements of income, retained earnings (deficit), cash flows and changes in stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aquasol Envirotech Ltd. (a Cayman Islands Company) as of March 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

These financial statements have been restated by reclassified the research and development refund and interest income from revenue to non-operating income in the Statement of income, as disclosed in Note 12.

“Moen and Company”

(“Signed”)

Vancouver, British Columbia, Canada

May 9, 2005, and double dated March 27, 2006 as to Note 12

-- 62 --

AQUASOL ENVIROTECH LTD.

Consolidated Balance Sheets

(A Development Stage Enterprise)

At March 31, 2005, 2004, and 2003

(Expressed in US Dollars)

	Fiscal year ended March 31
	2005	2004	2003
Assets
Current Assets
Cash and cash equivalents (Note 2)	$363,642	$349,542	$385,678
Accounts receivable	5,887	3,610	28,232
Loan receivable (Note 3)	18,315	19,139	20,000
Prepaid expenses and deposit	1,621	--	1,376
Total Current Assets	389,465	372,291	435,286
Fixed Assets (Note 4)	4,757	15,669	26,117
Total Assets	$394,222	$387,960	$461,403
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$13,343	$8,766	$8,221
Total Current Liabilities	$13,343	$8,766	$8,221
Stockholders' Equity
Capital Stock
Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each
Issued and outstanding: 2,073,995 ordinary voting shares
At par value	4,148	1,148	1,148
Additional paid in capital	1,524,203	1,482,203	1,482,203
	1,528,351	1,483,351	1,483,351
Retained earnings (deficit)	(1,207,548)	(1,107,003)	(1,033,015)
Cumulative currency translation adjustment	60,076	2,846	2,846
Total stockholders' equity	380,879	379,194	453,182
Total liabilities and stockholders' equity	$394,222	$387,960	$461,403

-- 63 --

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Combined Income

(A Development Stage Enterprise)

For the Years Ended March 31, 2005, 2004, and 2003

(Expressed in US Dollars)

	Accumulated From Inception Date of February 3, 2000 to March 31, 2005	March 31
		2005	2004	2003

General and administrative expenses
Bank charges	$13,493	$1,080	$3,354	$619
Consulting	244,656	16,617	5,781	87,310
Contract labor	5,471	--	--	1,558
Depreciation	49,508	9,992	10,448	11,192
Filing fees	3,035	1,337	743	955
Management fees	4,129	--	--	4,129
Moving and storage expense	18,050	7,790	6,013	4,247
Office costs	105,541	877	1,921	2,871
Professional fees	106,648	25,781	4648	30,164
Rent and utilities	110,603	10,689	7,024	28,598
Salaries and benefits	403,605	8,847	13,805	10,541
Telephone and fax	32,784	1074	2,024	3,271
Travel and promotion	329,728	18,704	19945	7,333
Total general and administrative exp	(1,427,251)	(102,788)	(75,706)	(192,788)
Non operating income
Interest income	66758	3067	2579	--
Research and Development rebate	154630	--	--	449,953
Discount loan receivable at current rate	(1,685)	(824)	(861)	--
Net income (loss) for the year	($1,207,548)	($100,545)	($73,988)	$257,165
Earnings (Loss) per share
Basic and diluted		($0.16)	($0.13)	$0.45

-- 64 --

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Cash Flows

(A Development Stage Enterprise)

For the Years Ended March 31, 2005, 2004, and 2003 (Expressed in US Dollars)

	2005	2004	2003
Cash derived from (used for)
Operating activities
Net income (loss) for period	($100,545)	($73,988)	$257,165
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	$992	$10,448	$11,192
Cumulative currency translation adjustment	$57,230	--	$7,876
Discount loan receivable at current rate	$824	$861	--
Changes in operating assets and liabilities, net of effects from acquired companies
Accounts receivable	($2,277)	$24,622	($9,906)
Prepaid expenses and deposits	($1,621)	$1,376	$9,027
Short term loan	--	--	($20,000)
Accounts payable and accrued liabilities	$4,577	$545	$8,221
Net cash provided by (used in) operating activities	($31,820)	($36,136)	$263,575
Financing activities
Due to related parties	--	--	($5,032)
Issuance of shares for cash	$45,000	--	--
Net cash provided by (used in) financing activities	$45,000	--	($5,032)
Investing activities
Fixed assets	$920	--	$279
Net cash provided by (used in) operating activities	$920	--	$279
Cash and cash equivalents, increase (decrease during the period	$14,100	($36,136)	$258,822
Cash and cash equivalents, beginning of the period	$349,542	$385,678	$126,856
Cash and cash equivalents, end of the period	$363,642	$349,542	$385,678

-- 65 --

AQUASOL ENVIROTECH LTD.

Consolidated Statement of Stockholders’ Equity

For the Period from Date of Inception and Incorporation on February 3, 2000 to March 31, 2005

(Expressed in US Dollars)

	Price Per Share	Number of Common Shares	Number of Common Shares (Retroactively Stated)	par value	Additional Paid-in Capital	Total Capital Stock	Retained Earnings (Deficit)	Cumulative Currency Translation Adjustment	Total Stockholders' Equity
March 2, 2000
Issued for cash	0.0001	6,583,699	329,185	658		658			658
March 26, 2000
Issued for subsidiary	0.0001	1,416,301	70,815	142		142			142
March 26, 2000
Issued for cash	0.0001	499,900	24,995	50		50			50
March 30, 2000
Issued for cash	0.5000	2,965,000	148,250	297	1,482,203	1,482,500			1,482,500
March 30, 2000
Issued for finders fees	0.0001	15,000	750	1		1			1
Net loss for the period from date of inception on February 3, 2000 to March 31, 2002							(1,290,180)		(1,290,180)
Balance, March 31, 2002		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,290,180)		193,171
Cumulative currency translation adjustment								2,846	2,846
Net profit for twelve months ended March 31, 2003							257,165		257,165
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,033,015)	2,846	453,182
Net loss for twelve months ended March 31, 2004							(73,988)		(73,988)
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,107,003)	2,846	379,194
21-Sep-04
20:1 consolidation		573,995
18-Mar-05
Issued for cash	0.0300	1,500,000		3,000	42,000	45,000			45,000
Cumulative currency translation adjustment								57,230	57,230
Net loss for twelve months ende dMarch 31, 2005							(100,545)		(100,545)

Balance March 31, 2005		2,073,995		4,148	1,524,203	1,528,351	(1,207,548)	60,076	380,879

-- 66 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 1.

ORGANIZATION AND NATURE OF BUSINESS

Aquasol Envirotech Ltd. (“the Company”) was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value.  On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders.  On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”), an Alberta, Canadian company.  Aquasol Alberta discontinued operations in 2001.  By Special Resolution dated September 21, 2004, the Company consolidated it’s authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share.  The authorized ordinary voting shares after consolidation is 500,000,000 at a par value of $0.002 each.

The Company is an Exploration Stage Company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7.

The Company is registered Extra-Provincially in the Province of British Columbia, Canada.

The Company’s principal business activities include design and manufacture of bioreactors for the treatment and reuse of wastewater.

All assets and operations are in Canada.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“USGAAP”).

Principle of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquasol Environtech (Canada) Ltd., a B.C. Canada company.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

-- 67 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Concentration of credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents that are not collateralized and accounts receivable that are unsecured.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with the maturity at the date of purchase of three months or less.

General and administrative expenses

These expenses are recorded as incurred.

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes.  As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Compensated absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  Liability has been recorded in the accompanying financial statements.

-- 68 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock based compensation

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), an amendment of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the period ended September 30, 2005.

The Company has elected to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To June 30, 2005 the Company has not granted any stock options.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 (“FIN 44”), which provides guidance as to certain applications of APB 25.

-- 69 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Net profit (loss) per share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

The Company adopted FAS-128, when the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split; the computations of basic EPS and diluted EPS were adjusted retroactively for all periods presented to reflect such changes in the number of shares.

The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the years ended March 31, 2003 through 2005.

		Year Ended March 31
	2005	2004	2003
Net income (loss for the year)	($100,545)	($73,988)	$257,165
Weighted-average number of common shares
outstanding (retroactively adjusted to reflect
the reverse stock split on 9/21/04)	636,495	573,995	573,995
Effect of dilutive securities:	0	0	0
Dilutive potential common shares	636,495	573,995	573,995
Net earnings per share:
Basic	($0.16)	($0.13)	$0.45
Diluted	($0.16)	($0.13)	$0.45

Disclosure about fair value of financial instruments

As defined in FASB 107, the company estimates whether the fair value of all financial instruments differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet, which need to be disclosed. The estimated fair values of amounts have been determined by the Company using available market information and appropriate valuation methodologies.  Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

-- 70 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Long-lived assets

The Company adopts SFAS144 “Accounting for the impairment or disposal of long-lived assets.”  The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset.

Capital assets and depreciation

Capital assets are recorded at cost.  Depreciation is provided on the decline balance method based on the following rates:

Computer equipment

30% per annum

Furniture and fixtures

20% per annum

Machinery

20% per annum

Intangible assets and amortization

Patents

The Company owns patents of Bioreactor Systems for wastewater treatment.  These patents are registered in the United States under the number 6,582,596 B2 and registered in Taiwan under the number 138316.

The Company also filed patent applications in Canada and in the People’s Republic of China

No asset values are assigned to the patents in these financial statements.

-- 71 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recognition criteria

Gains are recognized when realized.  Gains are realized when all of the following criteria are met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit.  An expenditure or previously recognized assets does not have future economic benefit when all of the following criteria are met:

-

The operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and

-

The entity will have no significant continuing involvement in the operations of the component after the disposal transaction.

Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

Revenue recognition

Revenue generally is realized or realizable and earned when all of the following criteria are met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, accounts receivable, short term loan receivable and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values except for the loan receivable which is discounted by $1,685 to fair value as at March 31, 2005.

.

-- 72 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

The reporting currency of the Company is the United States Dollar; functional currency of the Company is the Canadian Dollar. The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollar before translation into U.S. dollars.

The accounts of other currencies are translated into US Dollars on the following basis:

Monetary assets and liabilities are translated at the current rate of exchange.

The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.

The gain or loss on the foreign currency financial statements is reported as a separate component of stockholders’ equity and not recognized in net income.  Gains or losses on remeasurement from the recording currency are recognized in current net income.

Gains or losses from foreign currency transactions are recognized in current net income.

Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.

The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders’ equity, is as follows:

		Year Ended March 31
	2005	2004	2003
Beginning balance	$2,846	$2,846	$2,846
Changes during the period	57,230	-	-

Ending balance	$60,076	$2,846	$2,846

Segmented information

The Company’s identifiable assets are all in Canada

-- 73 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred as follows:

	2005	2004	2003
Research and development expenses	$-	$-	$-
Research and development expenses refund	$-	$-	$449,953

Note 3.  LOAN RECEIVABLE

On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May3, 2002 and $15,000 on September 3, 2002 for a period of 120 calendar days.

In consideration, and as collateral for this loan agreement, Cleanwater agrees to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

As at March 31, 2005 and to the date of this report, no principal payment has been received and no impairment on loan receivable is recorded:

	2005	2004		2003
Loan	$20,000	$20,000		$20,000
Less: unamortized discount	1,685	861		-
	$18,315	$19,139	$

-- 74 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 4.

FIXED ASSETS AND ACCUMULATED DEPRECIATION

March 31, 2005		Accumulated	Net Book
	Cost	Depreciation	Figures
Computer equipment	$23,114	$22,874	$240
Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777

Total	$48,213	$43,456	$4,757

March 31, 2004		Accumulated	Net Book
	Cost	Depreciation	Figures
Computer equipment	$23,114	$15,994	$7,120
Furniture and fixtures	9,820	6,819	3,001
Machinery	15,279	10,651	4,628
Vehicle	3,682	2,762	920
Total	$51,895	$36,226	$15,669

March 31, 2003		Accumulated	Net Book
	Cost	Depreciation	Figures
Computer equipment	$23,114	$11,246	$11,868
Furniture and fixtures	9,820	4,818	5,002
Machinery	15,279	7,566	7,713
Vehicle	3,682	2,148	1,534
Total	$51,895	$25,778	$26,117

-- 75 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 5.  RELATED PARTY TRANSACTIONS

(a)

During the years ended March 31, 2005, 2004 and 2003, related parties reimbursement of expenses paid on behalf of the company, are as follows:

		Year Ended March 31,
	2005	2004	2003
Related Parties
Minco Mining & Metals Corp., a company
controlled by a director, officer, and shareholder of the company
consulting fees	$5,925	$11,561	$-
office expenses	776	1,636	431
office rent	10,665	8,806	4,216
salaries and benefits	9,012	7,882	11,346

Total	$26,378	$29,885	$15,993

		Year Ended March 31,
	2005	2004	2003

Jeff Zheng, a director, officer, and shareholder of the company
consulting fees	$9,836	$-	$4,129
reimbursement of expenses	16,827	20,376	3,413

Total	$26,663	$20,376	$7,542

Note 6. PENSION AND EMPLOYMENT LIABILITIES

The Company does not have any liabilities as at March 31, 2005, 2004 and 2003, for pension, post-employment benefits or post-retirement benefits.  The Company does not have a pension plan.

Note 7. GEOGRAPHIC INFORMATION

All of the assets of the Company as at March 31, 2005, 2004 and 2003 are located in Canada.

Note 8. NON-OPERATING INCOME

Non-operating income of $3,067 for the year ended March 31, 2005 and $2,579 for the year ended March 31, 2004 was interest income; discount on loan receivable at current rate of $824 for year ended March 31, 2005 $831 for year ended March 31, 2004.  $449,953 for the year ended March 31, 2003 was Research and Development expenses refund from Canadian Government for the wholly-owned Canadian company in 2000 and 2001.

-- 76 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 9. INCOME TAXES

The Company has losses carried forward to future years of $1,207,548 as follows:

Net Operating
Losses
Year of Expiration	Carryforwards
2006	$-
2007	-
2008	295,301
2009	737,714
2010	-
Thereafter up to 2012	174,533
$1,207,548

There are no current or deferred tax expenses for the year ended March 31, 2005, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period.   Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

	to March 31,	to March 31,	to March 31,
	2005	2004	2003
Deferred tax assets	$ 410,566	$ 376,381	$ 351,225
Valuation allowance	$ (410,566)	(376,381)	(351,225)
Net deferred tax assets	$ -	$ -	$ -

Reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended March 31, 2005, 2004 and 2003 is as follows:

		Year Ended March 31,
	2005	2004	2003
Statutory federal income tax rate	-34.0%	-34.0%	-34.0%
Valuation allowance	34.0%	34.0%	34.0%
Effective income tax rate	0.0%	0.0%	0.0%

-- 77 --

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 10. LITIGATION

The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner.  Results of this lawsuit are not determinable to the date of these financial statements.

Note 11. SUBSEQUENT EVENTS

Stock-based compensation

The Company has implemented a stock option plan dated April 2, 2005, for the issuance of up to 207,400 common shares to directors, officers, employees and consultants.  The stock option plan is subject to shareholder approval at the Company’s 2005 Annual General Meeting of Shareholders.  The stock options are exercisable in increments of one-third per year for each year, up to and inclusive of the third anniversary of the effective date that being the date of grant.  The following table sets forth the outstanding incentive stock options which have been granted to directors, officers, employees and consultants:

		Number of	Exercise Price
Date of		Stock Options	Per Share	Expiry
Grant	Name of Optionee	Outstanding	($)	Date
April 2, 2005	Yenyou (Jeff) Zheng	60,000	$0.10	April 2, 2010
April 2, 2005	Ken Cai	60,000	$0.10	April 2, 2010
April 2, 2005	Troy Vassos	60,000	$0.10	April 2, 2010
April 2, 2005	Brigitte M. McArthur	20,000	$0.10	April 2, 2010
		200,000

There is no market price for the common shares of the Company, and accordingly, no stock based compensation is recorded.

Note 12.

Restatement

These financial statements have been restated by reclassified the research and development refund and interest income from revenue to non-operating income in the Statement of combined income.

Before restatement
Revenue	$3,067	$2,579	$449,953
Non-operating income	$-	$-	$-

After restatement
Revenue	$-	$-	$-
Non-operating income	$3,067	$2,579	$449,953

-- 78 --