Form 20-F/A
period 2005-03-31
AQUASOL ENVIROTECH LTD
filed 2006-06-21
CIK 1336655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20FR12G/A

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

No [  ]

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

Yes [  ]

No [  ]

Not Applicable

TABLE OF CONTENTS

PART I

5

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

5

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

ITEM 4.

INFORMATION ON THE COMPANY

12

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

29

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

33

ITEM 8

FINANCIAL INFORMATION

36

ITEM 9.

THE OFFER AND LISTING

36

ITEM 10.

ADDITIONAL INFORMATION

37

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

45

ABOUT MARKET RISK

45

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

45

PART II

45

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

45

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS

45

OF SECURITY HOLDERS AND USE OF PROCEEDS

45

ITEM 15.

CONTROLS AND PROCEDURES

46

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

46

PART III

48

ITEM 17.

FINANCIAL STATEMENTS

48

ITEM 18.

FINANCIAL STATEMENTS

48

ITEM 19.

EXHIBITS

48

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and Senior Management

In this Registration Statement, the terms “we,” “us”, “our,” “the Company,” and “Aquasol” refer to Aquasol EnviroTech Ltd. and its subsidiaries unless the context otherwise requires. The following table sets forth as of May 3, 2006 the names, business addresses and functions of the Company’s directors and senior management.

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

The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6.

St. Andrew’s Finance Ltd., a private British Columbia Corporation specializing in debt re-organizations, equity and debt financings, corporate finance and regulatory consulting, located at #584 – 816 W. Broadway, Vancouver, B.C. V5Z 1K7.

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

ITEM 3.

KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in U.S. dollars, except where otherwise indicated.  The following tables set forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;  (ii) the average exchange rates in effect on the last day of each month during such periods;  (iii) the high and low exchange rate during such periods, including the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  Prices are based on the Corporation’s fiscal year end (March 31) and quoted in U.S. Dollars.

The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US $1.1066 at May 4, 2006).

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

A.

Selected Financial Information

The selected historical financial information presented in the table below for each of the years ended March 31, 2005, 2004, and 2003 is derived from the audited consolidated financial statements of the Company, which are included in this Registration Statement.  Financial data for 2000, 2001, and 2002 have been omitted as there are no audited financial statements in accordance with U.S.GAAP for those years , and there is no basis for the consolidation of the audited financial statements prior to 2003 because the operating Company, Aquasol EnviroTech (Canada) Ltd., did not become a wholly owned subsidiary until the 2003 fiscal year.

The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Registration Statement.

The selected consolidated financial data has been prepared in accordance with United States Generally Accepted Accounting Principals (GAAP).

Selected Financial Data (US GAAP)

	Fiscal Year ended March 31, 2005 (in US$)	Fiscal Year ended March 31, 2004 (in US$)	Fiscal Year ended March 31, 2003 (in US$)	9 Months ended December 31, 2005 (in US$)	9 Months ended December 31, 2004 (in US$)
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Depreciation	$9,992	$10,448	$11,192	$940	$0
General and Administrative Expenses	$102,788	$75,706	$192,788	$112,013	$50,312
Non operating income (expenses)	$(824)	$(861)	$449,953	$9,831	$2,383
Net income (loss)	($100,545)	($73,988)	$257,165	($102,182)	($47,929)
Working capital	$376,122	$363,525	$427,065	$280,317	$372,833
Income (Loss) per common share	($0.16)	($0.13)	$0.45	($0.05)	($0.08)
Diluted income (loss) per common share	($0.16)	($0.13)	$0.45	($0.05)	($0.08)
Total assets	$394,222	$387,960	$461,403	$310,538	$397,418
Net assets	$380,879	$379,194	$453,182	$284,304	$390,441
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($1,207,548)	($1,107,003)	($1,033,015)	($1,309,730)	($1,106,456)
Capital stock	$1,528,351	$ 1,483,351	$ 1,483,351	$ 1,528,351	$ 1,483,351
Weighted average number of common shares	636,495	573,995	573,995	2,073,995	573,995

B.

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of March 31, 2006.

As at March 31, 200 6
Short term debt (unsecured and not guaranteed)	$26,234
Long term debt	Nil
Total debt	$26,234
Stockholders’ Equity
Common shares	1,528,351
Retained earnings (accumulated deficit)	(1,309,730)
Accumulated Other Comprehensive Income	$65,683
Total Stockholders’ equity	$310,538

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

Risk Factors

Risks Relating to Our Company

We have had no operations for the past three years and have a limited operating history. We may not achieve profitability, and we may discover problems with our business model.

Since 2001 and as of the date of this registration statement, we do not have , nor have had since 2001, any operations or products.  We may not be able to pursue our business plan or achieve our business objectives.  We do not have an operating history upon which investors may rely.  Moreover, we have no commercially viable products at this time.   The validity of our technology, as described below, is based upon testing done in 2001 by a related party.   We have limited financial resources, with no guarantees that sufficient funding will be available for future development.  We may not be able to obtain adequate financing or financing on favorable terms in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of our projects.  The Company does not consider itself to be a shell company because, in addition to cash assets,  it also owns assets consisting of patents and other intellectual property and it currently has limited operations as well as a definite business plan to resume operations, including the manufacture of products.

The Officers and Directors of our Company are officers and directors of other reporting issuers so they might not have sufficient time to devote to the Company.

Ken Cai is an officer and director of Minco Mining & Metals Corporation and Minco Silver Corporation, both of which are TSX listed companies.  Minco Mining & Metals Corporation is also listed on AMEX and is a 20-F Registrant.  He is also a director of Tranzcom China Security Network Inc., a TSX-Venture listed company.  Mr. Ken Cai and Dr. Jeffrey Zheng are directors of Goldstrike Inc., a reporting issuer on the OTCBB.   Mr. Cai and Dr. Zheng are also directors of Cantronic Systems, a TSX listed company, which has been profitable.

Dr. Jeffrey Zheng is a director of Bralorne Mining Corporation, a SEC reporting issuer ..

Brigitte McArthur is an officer of Minco Mining & Metals Corporation and Minco Silver Corporation , both of which are TSX Listed Companies   Minco Mining & Metals Corporation is also listed on AMEX and is a 20-F Registrant.

All companies referenced are independent from Aquasol and are not affiliated with the Company.     All of the companies referenced above, with the exception of Cantronic Systems, are mining and technology companies which have mining properties and operations, but which have not yet been profitable.   Because of these obligations, the officers and directors of our company may not be able to devote sufficient time to Aquasol to ensure the continued success of the company.

Our business plan relies on patent rights, and our patent rights may be narrowed in scope, found to be invalid or unenforceable.

We currently do not have any operations or products.  However, our proposed business plan is dependent, to a significant extent, on our ability to obtain and enforce our patent rights in Canada, the United States and worldwide. Any of our pending or future patent applications may or may not result in the issuance of patents. Furthermore, pending patent applications or patents already issued to us may become subject to dispute, and any dispute could be resolved against us.

We will rely upon trade secrets and other unpatented proprietary knowledge to gain and maintain a position in the wastewater recycling industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary knowledge could negatively affect our business.

We intend to rely upon trade secrets, unpatented proprietary knowledge and continuing technological innovation in our business. The disclosure of our trade secrets or other knowledge as a result of such a breach could cause us to lose any competitive advantages we might have in the market at the time, which would adversely affect our financial condition ..

We will rely on key researchers and engineers, senior management and production facility operators to implement our business plan, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

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

Ken Cai, indirectly through family members, and Yenyou (Jeff) Zheng together own approximately 29.34% of our common shares and have control of all matters submitted to our shareholders for approval, including electing the directors, amending our articles of incorporation and approving changes of control that may impact you as a minority shareholder. The directors elected by these shareholders are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness.

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

  Our proposed business plan will require us to comply with environmental regulations.  Future changes in environmental regulations, if any, may impair our ability to operate as an ongoing entity.  There is a risk that new environmental regulations could increase our costs of doing business and prevent us from carrying out our business plan.  Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000.  On March 2, 2000, a total of 6,583,699 pre-split common shares were issued at  a price of $0.0001 per common share .  The shares were issued as follows: i) Tenfei Corporation was issued 2,003,087 pre-split common shares; ii) Bing Zhang was issued 454,771 pre-split common shares; iii) Cairich Capital Inc. was issued 1,625,741 pre-split common shares; iv) Keystone EnviornTech Inc. was issued 2,500,000 pre-split common shares.

On March 26, 2000, the Company entered into a share exchange to acquire Aquasol Technologies, Inc., a Canadian corporation (“Aquasol Alberta”).  The Company issued 1,416,301 pre-split shares of common stock to the shareholders of Aquasol Alberta  in exchange for 100% of the issued and outstanding shares of Aquasol Alberta.   At the time of the share exchange. Aquasol Alberta owned assets consisting of a customer list and  tools, valued at approximately $142,  which assets were transferred to the Company after the share exchange ..  The Company purchased Aquasol Alberta in order to acquire its customer list to market the Company’s wastewater technologies in Alberta. Aquasol Alberta engaged in a few small wastewater treatment projects in Alberta using unpatented technologies similar to those used by the Company.   Aquasol Alberta discontinued operations in 2001 as there was no market in Alberta for its products.

Aquasol Alberta was incorporated in 1996.  It was an environmental company in the area of wastewater treatment and recycling.  It used biological technologies which were similar to the current Aquasol technologies but were unpatented.   The Company has not had operations since 2001.

On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company. The major shareholders of the Company had incorporated Aquasol EnviroTech (Canada) Ltd. in order to have a local identity for the operations of the Company in Vancouver, British Columbia.  The Company loaned Aquasol EnviroTech (Canada) Ltd. $1,400,000 in 2000 for expenditures with respect to general and administrative expenses, consulting fees, and the purchase of equipment. There was no interest for the loan and, under the terms of the loan agreement, it was convertible into equity of Aquasol EnviroTech (Canada) Ltd. at any time, at the option of the Company.  On April 1, 2002, the Company exercised its option to convert the outstanding loan to equity, and as of that date, Aquasol EnvironTech (Canada) Ltd., became a subsidiary of the Company .. On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) old shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.

We are Extra-Provincially registered in the Province of British Columbia, Canada, meaning that the Company was originally incorporated outside of the Province and is now registered in the Province of British Columbia.  As it is extra-provincially registered, the Company is obliged to report to the Ministry of Finance and Corporate Registries in the Province of British Columbia every year with respect to any change in officers, directors, address change or any other corporate event that requires a filing with the Minister of Finance. The registered office is located at The Huntlaw Building, 75 Fort Street, PO Box 190 GT, Grand Cayman, Cayman Islands   and the head office is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada and the telephone number is (604) 688-8002.

The Company made general and administrative expenses (excluding depreciation) of $181,596 in 2003, $65,258 in 2004 and $92,796 in 2005 which were used for legal, consulting, promotion, travel and office fees. The company had no capital expenditures during the years ended March 31, 2003, 2004, and 2005.   The Company raised money through a series of private placements and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.  The Company stopped research, development, manufacturing and marketing activities in 2002, but it still maintains an office for reorganization of the Company, the search for new partners, and promotion in the Chinese market.  Dr. Zheng has spent 85% of his time working for the Company.  The Company shares a receptionist, accountant and secretary with Minco Mining & Metals Company.

The Company built a pilot facility in Squamish, British Columbia, Canada to test the Bio Trap system, which is described below.  That facility has since been closed.  Aquasol is currently seeking  a manufacturer for its Bio Trap system product in mainland China. The Company built the test facility for its Bio trap system in 2001 with IRAP assistance funding from the Canadian government.  NovaTec Envirocorp, Inc. joined the project as an independent engineering consulting company.  The facility was closed after the test was completed in 2001.

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

We have acquired the rights for a technology, referred to as the MicroEntrap Immobilization (“MEI”) System, from Dr. Huazhong Mao, former Director and CTO of the company, who invented it.   On February 1, 2000, w e purchased the rights from Dr. Huazhong Mao through the issuance of stock.  The MEI system is used for wastewater treatment and reuse.  The MEI system utilizes three technologies which are the Superator, Biomedia and Bacteria.  All three system technologies have been patented.  The ownership of the patents was transferred to the Company by Huazhong Mao in exchange for the issuance of 2,003,087 pre-split common shares to Tenfei Corporation, which is controlled by Huazhong Mao.  Therefore, upon the completion of the issuance of the 2,003,087 common shares, the Company obtained complete ownership of the MEI System and Technologies.  The MEI System is a two-stage water treatment system consisting of an anaerobic chamber followed by a highly oxygenated aerobic chamber.  The treatment system accelerates natural biological processes to renovate wastewater while generating minimal biological solids without the use of chemicals.  The MEI System requires a low capital investment  has low operating costs and sludge production, and can be operated within self-contained units.  We will also offer stand-alone aeration equipment, digestion technology, and complete wastewater treatment systems.

We have developed the MEI system which can be used for wastewater treatment and reuse. The system uses biological methods. The advantages of the system over the existing technologies in the current market are lower operating cost, less sludge production, smaller volume within self-contained units, and higher treatment efficiency. We plan to first manufacture small systems, the BioTrap, specifically designed for wastewater treatment application in residential and restaurants and then to sell licenses or merge with other companies to achieve our sales.

The following table describes our patents and pending patents upon which our products will be based:

Patent Number	Application Date or Date Granted	Country Issuing Patent	Owner of Patent	Description of Patent

US#6,582,596 B2	Granted June 24, 2003	United States	Aquasol	Bioreactor systems (1)

#138316	Granted July 1, 2001	Taiwan	Aquasol	Bioreactor systems (1)

#2,292,244	Applied for on December 14, 1999	Canada	Aquasol	Bioreactor systems (1)

#001030779	Granted December 20, 2005	People’s Republic of China	Aquasol	Bioreactor systems (1)

(1) As described below as the MEI Systems.

Th ese patents relate to the same technologies that are used in the MEI bioreactor systems for wastewater treatment.  All of the patents are for the same technology.  This business plan is dependent on the patents.

MEI Systems will integrate the following key Aquasol technologies: (1) the Superator, (2) biomedia, (3) high-efficiency bacteria, and (4) MicroTrap Bioreactors.

Superator

The Superator is a highly efficient aeration device that dissolves oxygen into liquids at low pressures,

creating micro bubbles for the metabolic growth of bacteria.  Used in the MEI process, the Superator introduces highly oxygenated water, which bacteria use to digest the organic contaminants in the wastewater.  The more oxygen that is provided to these bacteria, the better the results, which means there is a higher treatment efficiency and less production of sludge.  The Superator enhances the mass-transfer of air to water by the following mechanisms:

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

MicroEntrap Bioreactors

MicroEntrap Bioreactors are developed through the integration of the Superator, Biomedia, immobilization technology and desired bacteria with an advanced bioreactor engineering design.  This is used to selectively house (or immobilize) desired microorganisms and to provide ideal working microenvironments for them.  The MicroEntrap Bioreactors are customized for specific applications and can be retrofitted into an existing biological treatment system for removal of various pollutants such as Biochemical Oxygen Demand (“BOD”), Total Suspended Solids (“TSS”), nitrogen and phosphorus.  We will use these bioreactors in our Bio Trap systems.

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

FUTURE AQUASOL PRODUCTS

We currently do not have any operations or products.  We plan to develop the MEI systems into various products for wastewater treatment applications. In the past, s ome products have been tested in pilot systems and used in special applications by Aquasol Alberta before it was acquired by the Company.

The primary product of the Company, which is close to commercialization, will be the BioTrap system - Immobilized Bioreactor Systems (“IBS”).  IBS was developed for the removal of various nutrients from domestic sewage and various industrial wastewaters.  Each IBS will be customized for a specific application, but they all use the same Aquasol patented technologies.  A description of a typical IBS would be as follows:

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

Individual IBS's will be designed for flows that are as little as 100 gallons per day to as much as 100,000 gallons or greater per day.  Applications range from replacement of conventional home septic systems to traditional wastewater treatment plants for communities and municipalities, as well as other industrial applications.

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

Biological Animal Waste Treatment Systems (“BAWT”)

The primary objective of the BAWT system will be to treat animal wastes, such as those from pig farms or feed lots.  This will reduce the need for large holding areas or lagoons at such facilities, as the wastewater will be processed on a continuous basis.  In addition to wastewater treatment, the BAWT process will produce three value-added by products:  (1) methane converted from the animal wastes that can be used for heating and generating electricity; (2) fertilizer components that can be recovered and utilized from the bio-solids; and (3) water that can be used for irrigation or flushing the barns.

We currently do not have any biological animal waste treatment systems in use.

Biological Nutrient Removal Systems

The biological nutrient removal systems will be self contained, packaged on a larger scale and customized through the integration of Aquasol’s anaerobic, nitrification, denitrification and P-removal bioreactors.  Large scale, highly efficient nutrient removal systems can be engineered to remove organics, nitrogen and phosphorus from polluted lakes, rivers, and other water bodies.  We currently do not have any biological nutrient removal systems in use.

MARKET POTENTIAL

There are two potential sectors for IBS systems: residential and  industrial/commercial.  Below is a description of each of the two sectors.

Residential

Residential applications can be characterized into single-family home septic systems and multiple-residence applications.  For single-family systems, our goal would be to replace conventional septic systems.  These systems are typically designed for 500 to 1200 gallons per day.  We believe that this is a viable market with new applications and retrofits occurring annually.  We plan to have a standardized product line and production techniques to maintain a low cost product.

Multiple-residence applications will be our main target area.  In these applications, whole communities of homes, from 10 to 1000, can be linked to one large system.  There are advantages to this type of application.  For the homeowner, the concerns of an onsite septic system are removed and the cost of the project shared with other homeowners.  For the developer, the cost of the system can be passed amongst the multiple-dwellings.  Also, land that was previously designated as non-development land due to wastewater concerns can then be developed.  Multiple-home residential sales will require a longer sales cycle than single-family applications.  However, once Aquasol has become the established technology in these applications, the opportunity to be selected at the start of development of projects will eliminate the sales time and make the overall process less complicated from one application to the next.

Industrial/Commercial

There are numerous applications for Aquasol’s systems.  Each application has its own particular requirements.  As a result, an Aquasol system would be specifically designed to meet each particular need.  While the sales time for each of these applications is expected to be similar to that of a multiple-home development, the advantages of working with these applications for Aquasol would be: (1) Their wastewater is an understood cost of their application.  As a result they understand they must treat it and have appropriate budgets to do so. (2)  They are constantly looking for better technology as they are forced to meet more stringent standards. (3) Aquasol can increase their profitability by decreasing their operating and capital costs. (4)They are Aquasol’s best advertisers.  They are in constant communication with each other when it comes to safety and environmental applications.  As a result, a success in these industries opens the doors for many more applications.

CORPORATE STRATEGY

We currently do not have any operations or products as of the date of this Registration Statement.  Aquasol intends to concentrate its marketing efforts on the BioTrap or IBS Systems because the Company sees a need to provide solutions to wastewater disposal problems.  The following are the cornerstones of our strategy: (1) sales to direct end users; (2) licensing of our technology to third parties in markets and regions where Aquasol cannot achieve reasonable returns; (3) joint ventures in China and other markets where we will benefit financially with few resources other than our technology; and (4) acquisition of other companies with complementary technologies.

CORPORATE OBJECTIVES: SHORT TERM

We currently do not have any operations or products.  In the fiscal year that will end on  March 31, 200 7 , management will resume operations on a small scale.  During the next 1 8 months, the company’s plans are as follows:

(1)

To confirm and finalize performance character and design parameters of the Bio Trap system with NovaTec Consultants, so that the systems can be ready for use in manufacturing. This is expected to completed within 4-6 months of the date hereof.

(2)

To promote and market our technologies and systems in the Chinese market through the use of a part-time marketing promotion employee in Shanghai.

(3)

To find a Chinese manufacturer to produce Bio Trap systems in China. The Company’s management team has commenced discussions with several manufactures in China to produce BioTrap systems in larger quantities, using the optimized parameters in design and engineering construction which will be finalized with NovaTech Consultants.  Manufacture in China will decrease the cost of our products.  Location of the Chinese manufacturer is expected to be completed within 6-8 months from the date hereof.

(4)

To market Bio Trap systems in the China market. We have already targeted several multi-residential home projects in Northern China. We plan to build a demonstration site to display Aquasol’s technologies for wastewater treatment and re-use.  Our target markets include multi-residential homes, restaurants, hotels, and industrial applications.  We anticipate that sales will be achieved through a combination of our internal efforts,  key agency agreements, and the signing of licensee and joint venture Agreements throughout Asia.  We are actively looking for organizations to work with throughout Asia.  There is no time limit expected for this, as this is an ongoing process.

In the next eighteen months, we plan to spend approximately $ 218 ,500 to implement our plans.  Of that, $ 45 ,000 will go to salaries, $ 64 ,000 for consulting fees, and $ 8 ,000 for legal fees.

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

We have not made any expenditures in the last three years.  We anticipate that the expenditures we will make in 2006 and 2007 fiscal year s will be for locating a manufacturer in Asia, developing the Asian market, finding joint venture partners and licensees, refining our technology, and finding complimentary technologies, which use technologies similar to the ones we will use.

CORPORATE OBJECTIVES: LONG TERM

Aquasol’s long-term goal is to capture a significant market share in the global environmental market by using its patented technologies in wastewater management.    This will require a complete understanding of our customers’ processes, from where raw water is received, to how it is used and ultimately to which wastewater streams require treatment.  By taking this approach, we may be better able to provide the solution our customers’ desire, differentiating ourselves from our competition.

To become a recognized environmental company, we will require additional technologies to complement our present selection.  We anticipate these technologies will be acquired through a combination of acquisitions, research and development, licensing and joint venture operations.  Through a combination of technologies, we will be able to design and sell complete wastewater treatment systems to large customers such as food processing plants and industrial production sites.

Ultimately, we envision the capability to completely recycle water to allow our customers to maximize its use while minimizing their costs and environmental exposure.

Acquisitions

Acquisitions will only be made if the company or technology is complementary to ours, provides synergy to Aquasol, and helps us to move closer to our corporate goals.    Our goal with each acquisition is to enhance the value of the organization through increasing our sales position in the market place and improving our opportunity for increased sales in the future.

Joint Venture Agreements

To capitalize on joint venture opportunities, we must have a presence in the market.  As a new organization, it is not possible for us to be in every global market.  Therefore, it is prudent for Aquasol to enter into joint ventures that will allow our technology to be available in the various global markets while minimizing our resource commitment.  Our strategy is to enter into agreements in which Aquasol will garner 30-40% of the profits of the joint venture by providing our technology and technological support.

Ideally, our potential partner would be responsible for the sales, marketing, production and operation of the units in the agreed upon market area.  Further, the joint venture partner would have to agree to purchase products from Aquasol exclusively.

Our plan is to find solid joint venture partners in markets outside of North America, particularly in Asia.  We expect it will take a few years to be fully integrated into new markets because we must ensure we have identified the appropriate partners and that we manage the joint venture properly.    If we undertake too many joint ventures at one time, we will stretch our resources too thin and will not be able to fully take advantage of the agreements into which we enter.

Research and Development

We will need to continually update our technology in order to be competitive in the market and to enhance our opportunity for future market growth in biological wastewater treatment.    An active Research and Development program will allow us to have market advantage for a sustainable period.

SALES

We will require sales to develop a combination of cash flow and consumer confidence to allow us to expand.  Sales can either be achieved directly, through licenses, or through joint venture agreements.  While we would prefer to directly control all of our sales, we do not have the resources to participate in the global economy using only direct sales.  We plan to create sales revenue using a combination of direct sales to end users and managed partnerships.

As discussed above, there are a number of markets  in which Aquasol's technology can be utilized.  However, in order to meet customers’ requirements in all of these markets, we must learn more about the customers and focus on researching these needs.  While we are doing this, we must also diversify our technology base because our customers’ needs are evolving.  Thus, we must consider integrating technologies in our sales efforts.  Taking all this into consideration Aquasol's sales efforts will be focused as follows:

North America

To optimize our resources during the first twelve months of operations, we will focus our efforts on multiple residential home and industrial/commercial applications.  These types of applications are similar in nature which  will allow us to minimize engineering time, as well as simplify our production operations.  It will also allow us to minimize the number of sales representatives required to penetrate the market place.

Our goal is to have one sales representative in Western Canada and one in Eastern Canada by the end of the third quarter of 200 7 ..  Their roles will be to work with the developers of multiple-home developments to get our IBS systems to be specified as a desired option for their developments.  At the same time, they will also work on making sales in industrial and commercial applications.  Along with this sales focus, Aquasol will also look to develop joint venture partnerships based on a combination of specific applications and regional focus.  The partnerships will allow us to accelerate the sales process by using our partners’ experience and relationships with the ultimate customer.

While we are developing a Canadian presence, we will form a US subsidiary and hire an experienced wastewater solutions representative to operate this division.  This strategy allows us to use the representative’s already existing contacts to speed up the sales process, while at the same time establishing credibility in the eyes of the customers.  It is expected that, in 200 7 , at least one experienced United States sales representative will be hired in several strategic locations to give us the necessary starting sales force to generate leads and opportunities in the US market for IBS technology.

China

Our senior management’s contacts in China have resulted in a potential opportunity for the IBS applications.  Our activities to date have involved discussions with potential partners to manufacture our products in China and to build up a demonstration project to promote our technologies and products.  Due to the complexity of operating in the Chinese market, our plan is to develop mutually beneficial joint ventures with Chinese companies to allow us to more readily gain access to sales and to hasten the overall sales process.  We plan to find appropriate partners in several markets and to enter into joint ventures with these companies where we will own 30 to 40% of a new company (the “Joint Venture Company”).  Our part of the joint venture will be our technology and products.  Financial and day-to-day operations will be the responsibility of our partner.  The Joint Venture Company will be responsible for selling Aquasol technology in the assigned market  where all of the key equipment will be purchased only from us.  Under this arrangement, we will benefit from sales of equipment but will also be able to share in the potential for profitability of the Joint Venture Company. The partners will also provide engineering work for installation of our products and regular services as well.

ACQUISITIONS

We currently do not have any operations or products.  While sales of our core technological products will be important to our growth, these sales alone will not allow us to meet our growth targets.  To meet these targets, we plan to grow further through the acquisition of other companies.  Acquiring other companies provides the following benefits: (1) increased product lines for sales; (2) revenue and cash flow; (3) increased presence in the market place; and (4) more opportunity to present our core technology.

Acquisition of other companies will be completed under the following criteria:

a)

The Company in question has complementary products or services that have synergy with our technology;

b)

The price for the acquisition is reasonable; and

c)

The organization can be seamlessly melded into our operation.

As was stated above, the companies acquired must have products which are complementary to our core technology.  The products must assist us in meeting our goal of providing solutions to our customers.  Some  of these products include filter presses, filters, membranes, reverse osmosis units, and disinfection technologies.

RESEARCH AND DEVELOPMENT

We currently do not have any operations or products.  We have not made any significant research and development expenditures in the last three years because we have been unable to find qualified technical personnel with the expertise required to commercialize the product.  We anticipate that the expenditures we will make in the 2006 - 2007 fiscal year s will be used to find a manufacturer in Asia, to develop the Asian market for our products, to find joint venture partners and licensees, to refine our technology, and to find complimentary technologies.

We are committed to maintaining our core technology as leading technology.  To make this happen, we must maintain our focus on research and development to continually improve this technology.  Our commitment to research and development will not be limited to our present core technology but will also extend to developing new technology that will allow us to meet the ultimate goal of complete wastewater recycling.

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

C.

ORGANIZATIONAL STRUCTURE

We currently have one wholly-owned subsidiary which is Aquasol EnviroTech (Canada) Ltd.  Aquasol EnviroTech (Canada) Ltd. is a British Columbia, Canada Corporation.  The registered office of Aquasol EnviroTech (Canada) Ltd. is located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9.  The Company had a subsidiary in the Province of Alberta, Canada (“Aquasol Alberta”).  Aquasol Alberta was incorporated on June 19, 1997 under the name of Noralta Technologies Corporation and subsequently changed its name to Aquasol Technologies Inc.  Aquasol Alberta discontinued its operations in Alberta, Canada in 2001.  On May 20, 2005, the Company dissolved Aquasol Alberta because that subsidiary sold all of its assets to the Company.  As of the date of this Registration Statement, Aquasol Alberta is no longer an active company.

D.

PROPERTIES, PLANTS AND EQUIPMENT

We do not own any real property or buildings.  We own machinery related to the research and development of our patented wastewater recycling technology, furniture, fixtures, and computer equipment, which includes hardware tools, old computers, parts including pipes and biomedia etc., furniture and test units.

The value of these items are disclosed in the audited financial statements which form part of this Registration Statement. The equipment is located in storage located at Unit 109 – 556 Minoru Boulevard Richmond, British Columbia, V6X 2A9 Canada.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

RESULTS OF OPERATIONS

The discussion and analysis in this section compare the operating results of the years ended March 31, 2005, 2004 and 2003 and should be read in conjunction with the Consolidated Financial Statements attached hereto.

We currently do not have any operations or products.  At the present time, Aquasol’s expenditures consist of general and administrative costs ..  Aquasol presently has no production from its interest in exploitation of its proprietary technology and has no significant revenue items.

Aquasol will be involved in development of technologies to recycle wastewater into re-usable water.   To date, it has no revenue from operations.  Development and overhead expenditures fluctuate depending on the stage of its various development projects and on the amount of available working capital.

Aquasol did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S. currencies.  Aquasol’s expenses are denominated in both Canadian and U.S. currencies.

The consulting fees that appear in our financial statements consist of the consulting fees we have paid to professionals for technical reports.  In the case of Dr. Yenyou Zheng, consulting fees of $3,000 per month are paid for his services as President of Aquasol to oversee the day-to-day operations of the Company.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

Expenses

Professional fees for the fiscal year ended March 31, 2005 were $25,781, compared to $4,648 for the fiscal year ended March 31, 2004.  The increase was due to filing 20F with the SEC.

Consulting fees for the fiscal year ended March 31, 2005 were $16,617, compared to $5,781 for the fiscal year ended March 31, 2004.  The increase was due to Dr. Zheng’s consulting fee.

Travel and promotion expenses were $18,704 for the fiscal year ended March 31, 2005, while they were $19,945 for the fiscal year ended March 31, 2004.  This was not a significant change.

Salary and benefit costs for the fiscal year ended March 31, 2005 were $8,847, compared to $13,805 for the fiscal year ended March 31, 2004.  The decrease was due to less working hours for the corporate secretary shared with Minco Mining and Minco Silver companies.

Rent and utility expenses were $10,689 for the fiscal year ended March 31, 2005, compared to $7,024 for the fiscal year ended March 31, 2004.  The increase was due to filing 20F with the SEC,

For the fiscal year ended March 31, 2005, the moving and storage expenses were $7,790, compared to $6,013 for the fiscal year ended March 31, 2004.  The increase was due to relocation of the storage room.

Depreciation for the fiscal year ended March 31, 2005 was $9,992, compared to $10,448 for the fiscal year ended March 31, 2004.

Other expenses for the fiscal year ended March 31, 2005 were $4,368, compared to $8,042 for the fiscal year ended March 31, 2004.  The decrease was not a significant change ..

Non-operating expenses during the fiscal year ended March 31, 2005 were $824, compared to $861 for the fiscal year ended March 31, 2004.

Income

During the fiscal year ended March 31, 2005, the company incurred a loss of $100,545.  During the fiscal year ended March 31, 2004, the company incurred a loss of $73,988. During the fiscal year ended March 31, 2003, the company gained a net income of  $257,165.  The income during 2003 was due to the receipt of a research and development cost refund from the Canadian government.  The increased loss for the fiscal year ended March 31, 2005 was due primarily to an increase in expenses, as discussed above.

During the fiscal year ended March 31, 2005, Aquasol had non-operating income of $3,067, compared to non-operating income of $2,579 in the fiscal year ended March 31, 2004.  Non-operating income in the fiscal year ended March 31, 2003 was $449,953.  This large non-operating income amount was due to the receipt of a research and development cost refund from the Canadian government.

The following table is a summary of the above:

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003

Net income	($100,545)	($73,988)	$257,165

Non-operating income	3,067	2,579	449,953

Consulting Fees	16,617	5,781	87,310

Professional Fees	25,781	4,648	30,164

Rent and Utilities	10,689	7,024	28,598

Depreciation	9,992	10,448	11,192

Salaries and Benefits	9,033	13,805	10,541

Travel and Promotion	18,704	19,945	7,333

Moving and Storage	7,790	6,013	4,247

Other	4,368	8,042	9,274

B.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the receipt of funds from the Industrial Research Assistance Program (“IRAP”) granted by the Government of the Province of British Columbia, Canada.  We currently do not have any operations or products. We have no revenue from the exploitation of our products to date and do not anticipate product revenues in the foreseeable future.  We believe that we have adequate working capital to proceed with the Company’s planned development programs for the next 24 months. We have no loan agreements or other current financing plans to raise additional capital.  The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of the Company’s development programs and its future acquisition of products and projects.

On August 30, 2002, we entered into a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation.  Pursuant to the Agreement, we lent $20,000 to Cleanwater in two installments, $5,000 on May 3, 2002 and $15,000 on September 3, 2002, for a period of 120 calendar days.  This loan was made because Clearwater and Aquasol were in the same business and both desired to promote technologies and products in the Chinese market.  The loan amount of $20,000 was not material to our operations.  At the time, the Company wanted Cleanwater to promote the technologies in the Chinese market, in conjunction with the Company.  Cleanwater did not have the funds for this marketing so the Company loaned them money.  The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation, whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized.  In consideration and as collateral for this loan agreement,

Cleanwater agreed to grant us a security interest in its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.

As confirmed with the principal of Cleanwater, that entity is seeking financing and projects. We have recorded an unamortized discount on this loan of $824 for year ended March 31, 2005 ($861 for year ended March 31, 2004). As of the date of this report, no principal payment had been received, and we decided to write it off during the period ended December 31, 2005 because Cleanwater is not longer in operation.

For the nine-month period ended  December 31, 2005, we received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.  During the nine-month period ended  December 31, 2005, we used  $65,166 of our cash resources for operating activities and $170 for investing activities. These activities were funded by initial cash balances on hand at the beginning of the period.

During the fiscal year ended March 31, 2005, we received $45,000 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   The private placements consisted of the issuance of  common shares at a price of $0.03 per common share.  During the fiscal year ended March 31 2005, we used $31,820 of our cash resources for operating activities and received net cash inflows of

$45,000 in financing activities and $920 in investing activities.  During the year ended March 31 2004, we used $36,136 of our cash resources for operating activities and $0 in investing activities and financing activities.  During the year ended March 31, 2003, we used $5,032 in financing activities and received net cash inflows of $263,575 from operating activities and $279 from investing activities.  During the fiscal year 2003, the Company received $0 from private placements $0 from the exercise of warrants and $0 from the exercise of incentive stock options.

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

Please refer to Exhibits 4.5, 4.6, 4.7 and 4.8.

The Company did not carry out any research and development activities in the last three years because Company has not had operations since 2002.

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

Jeff Yenyou Zheng, Ph.D.

President, CFO and Director

Dr. Zheng has served as a director of the Company since March 2000 and as President of the Company since 2003.  He has been responsible for the Company’s corporate management and for market development of the proprietary water and wastewater treatment technologies.  From June 2003 to November 2005, Dr. Zheng was a director and CFO of Goldstrike Inc., listed on OTCBB (“GTSK”).  He has been a director and president of Bralorne Mining Corp., a reporting issuer in the United States, since June 2004.

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

Dr. Troy Vassos

Director

Dr. Vassos has served as a director of the Company since November 2004.  Dr. Vassos founded NovaTec Consultants Inc. (“NCI”) in 1984 and has served NCI as an employee and director since that time.  He has served as President since 1992.  Dr. Vassos is also a director and shareholder of NovaTec Envirocorp Inc, (NEI), the parent company of NCI.  He has acted as President of that company since 1992.  He is also the president and director of Envirologic Technologies Inc. and Enviro Innovations Inc.  Dr. Vassos holds a Bachelor of Applied Science degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution.  Dr. Vassos is a Member of the Environmental Engineering Application Review Committee, Board of Examiners of Environmental Engineers and Geoscientists of Manitoba, in addition to being an active member at the committee level in numerous technical organizations including the British Columbia Water and Wastewater Association:  Canadian Association on Water Quality (CAWQ); Canadian Council of Professional Engineers (CCPE) Environmental Committee’ International Water Association’ inter-American Association for Environmental Quality (AIDIS-Canada); National Onsite Wastewater Recycling Association (NOWRA); Water Environment Federation’ and has served as an advisor to the United Nations Environmental Program – International Environmental Technology Centre  in Osaka Japan.  Dr. Vassos has been the president of the Centre for Sustainable Communities Canada since 2003.  Mr. Vassos devotes approximately 10% of his time to the Company’s business.

Brigitte M. McArthur

Corporate Secretary

Ms. McArthur has been the Company’s corporate secretary since April 2005.  Ms. McArthur has been a self-employed consultant since 1999, providing administration and regulatory compliance services to public companies and private companies.  She has served as the corporate secretary of Minco Mining and Metals Corporation and of Minco Silver Corporation since April 2005.  Ms. McArthur was the corporate secretary of Tranzcom China Security Networks, Inc. from April 2005 to January 2006.  She also served as the corporate secretary of Crosshair Exploration and Mining Corporation from May 2004 to February 2005 and of Target Exploration and Mining Corp. from May 2004 to February 2005.  From 200 to 2004, Ms. McArthur served as the corporate secretary of Cabo Mining.  She served as a director, corporate secretary and treasurer of Essendon Solutions, Inc. from July 2000 to September 2003.  Ms. McArthur devotes approximately 10% of her time to the Company’s business.

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

Notes:

(1)

Current Member of the Audit Committee of the Company.

(2)

Troy Vassos was elected a Director of the Company on November 15, 2004.

(3)

Yenyou (Jeff) Zheng received a total of $26,663 during the year ended March 31, 2005, of which $9,836 was for consulting fees and $16,827 was for expenses.  Of the $20,376 received by Mr. Zheng during the year ended March 31, 2004, the entire amount was for reimbursement of expenses.  During the fiscal year ended March 31, 2003 a total of $4,129 was paid to Mr. Zheng with respect to consulting fees and $3,413 was for reimbursement of expenses. Dr. Zheng ‘s expenses include travel, cell phone, transportation, and meals for daily operations and promotion of the Company.

(4)

Brigitte M. McArthur was appointed Corporate Secretary of the Company on April 1, 2005.

No other executive officer received direct or indirect compensation from any source for services provided to the Company during the most recently completed financial year.

Outstanding Employee and Director Stock Options as at date of filing of this Registration Statement

There were no incentive stock options issued during the year ended March 31, 2005.  The following table sets forth, as of May 3, 2006, the granted and outstanding stock options which have been granted to directors, officers, employees and consultants.

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

Management and Consulting Contracts Compensation of Directors

On October 1, 2004 the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, attached as Exhibit 4.2, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company. Dr. Zheng’s responsibilities are to oversee the day to day operations of the Company and to promote Aquasol’s technologies and products.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

Except as described above, Aquasol has no arrangements, standard or otherwise, pursuant to which directors are compensated by it for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.  No other directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year with the exception of stock options granted to the directors.

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

Name of Major Shareholders	Number of Shares	Percentage of Shares

Zhiquan Cai (2)	137,941	6.65%

Jeff Yenyou Zheng (1)	199,134	9.60%

Affaires Financiers SA (3)	217,000	10.46%

Thomas Wayne Spilsbury	150,000	7.23%

Hans Wick	250,000	12.05%

Zhibin Cai (4)	150,000	7.23%

Chuan Mei Deng	150,000	7.23%

Tianying Zheng (5)	200,000	9.64%

Bunnaton Ltd. (6)	115,000	5.54%

Ken Cai (1)	284,609	13.72%

Troy Vassos (1)	0	0%

Brigitte McArthur (1)	0	0%

All Officers and Directors As a Group (4 in number)	483,743	23.32%

(1)	Officer or director of the Company.
(2)	Mr. Cai is the brother of Ken Cai, an officer and director of the Company.
(3)	Mr. Werner Wagerman beneficially owns these shares.
(4)	Mr. Cai is the father of Ken Cai, an officer and director of the Company.
(5)	Mr. Zheng is the cousin of Jeff Zheng, an officer and director of the Company.
(6)	Mr. Douglas Casey beneficially owns these shares.

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

(5)

Partially owned and controlled by Zhiquan Cai, brother of Ken Cai

(6)

Owned by Zhiquan Cai, brother of Ken Cai

(7)

Father of Ken Cai

(8)

Cousin of Dr. Yenyou Zheng

On October 1, 2004, Aquasol entered into a Cost Sharing Agreement with Minco Mining & Metals Corporation (“Minco”) (the “Cost Share Agreement”) attached hereto as Exhibit 4.3.  Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation.  Minco entered into an agreement with Guinness Tower Holdings Ltd. and Omers Realty Corporation to lease the premises located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 (the “Premises”).  Minco then entered into the Cost Sharing Agreement with several sub-tenants to share in office expenses for the Premises as more specifically described below.  Aquasol is one of those sub-tenants.

Office Rental costs are based on a percentage basis (the “shared expenses”) as more particularly described below:

	Minco (a)	Trancom (b)	Minco Silver (c)	Aquasol	TOTAL
Rent	32%	30%	30%	8%	100%
Parking
Stall #1	42%	30%	28%		100%
Stall #2	60%	-	40%		100%
Shared Office Expenses	40%	30%	30%	$300.00 for 2004	100%

(a)

Minco Mining & Metals Corporation

(b)

Tranzcom China Security Networks Inc.

(c)

Minco Silver Corporation

Minco invoices on a monthly basis to the Sub-Tenants for reimbursement.  Included in the Minco invoice  is the rent, shared employee salaries, and benefits.  Aquasol shares bookkeeping services, corporate secretary services and reception services with Minco.

  The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses.  The company paid $26,378, $29,885 and $15,993 for year of 2005, 2004 and 2003 respectively. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, attached as Exhibit 4.2, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company.

ITEM 8

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

There are currently no legal or arbitration proceedings against the Company which may have a significant effect on the Company’s financial position or profitability.

We have commenced an action against Mr. Huazhong Mao. Mr. Mao failed to deliver to Aquasol certain materials for ownership of the technologies, including the Bio Trap system, and failed to provide a completed prototype, as he was contractually obligated to do.  The patents which were impacted by this failure were applied for, and in the case of the United States, China and Taiwan, granted to Aquasol.  Aquasol has full ownership and control of the patents.  The litigation with Huazhong Mao has not had a material effect on Aquasol’s business and it not anticipated to effect the business going forward.  The litigation with Huazhong Mao has no material effect on the ownership of the patented technologies.

B.

SIGNIFICANT CHANGES

Other than the issuance of common shares by way of private placement, as described herein, there have been no significant changes since the date of the Financial Statements

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

The Articles of Incorporation authorized the Company to issue 10,000,000,000 common shares with a par value of $0.0001.  On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.  The total issued and outstanding ordinary voting shares are 2,073,995 as of May 8, 2006.

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

On March 2, 2000, the Company issued 6,583,699 pre-split ordinary voting shares at par value of $0.0001.

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

On March 18, 2005 a total of 1,500,000 common shares were issued at a price of $0.03 per common share.  Of the 1,500,000 a total of 190,000 common shares were purchased by Yenyou (Jeff) Zheng and a total of 150,000 common shares were purchased by Zhibin Cai (father of Ken Cai).  .

The Company currently has a Stock Option Plan dated April 2, 2005, attached hereto as Exhibit 5.1.  Under the Company’s stock option plan, the Company is permitted to grant stock options up to 207,400 common shares representing 10% of the issued and outstanding shares of the Company.  As of May 3, 2006 the Company has granted a total of 200,000 common shares pursuant to the Stock Option Plan.

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

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.  There is no minimum share ownership requirement for the Company's directors.

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

C.

MATERIAL CONTRACTS

The Company entered into a Cost Sharing Agreement with Minco Mining and Metals Corporation, of which Ken Cai is the CEO, on October 1, 2004.  Under the terms of the Agreement, Aquasol pays 8% of the total rent of the office space to Minco Mining and Metals Corporation, which is approximately CAD$1,000 per month.

The Company entered into a Consulting Agreement with Dr. Yenyou Zheng on the 1st day of October, 2004, whereby Aquasol pays Dr. Zheng $3,000 CND per month to act as president of the Company, oversee day to day operations of the Company, and promote technologies and products of the Company.  The Agreement also provides for the reimbursement of reasonable expenses upon presentation of invoices and receipts by Dr. Zheng to the Company.

D.

EXCHANGE CONTROLS

There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company.  Other than the standard withholding tax levied in Canada, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company’s shares.  Standard withholding tax refers to the tax that is applied to the funds received on the sale of securities by non-residents.

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

However, the payor of such dividends may still be required to withhold and remit tax to Canada Customs and Revenue Agency (which is refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from Canada Customs and Revenue Agency.  Organizations in possession of a valid letter of exemption are normally listed in Revenue Canada’s annual publication, “List of United States Organizations Exempt from Canadian Non-Resident Tax under Article XXI (1) of the Canada-United States Tax Convention.”

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

For any taxable year of the Company, if 75% or more of the Company’s gross income is “passive income” (as defined in the Code) or if at least 50% of the Company’s assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company (“PFIC”).  The Company may be a PFIC and, if so, may continue to be a PFIC for the foreseeable future.  To its knowledge, the Company has not been considered a PFIC in the past.

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

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Shareholder”) will be subject under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. shareholder) on such Electing U.S. Shareholder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amount actually are distributed.  An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits.  Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

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

Credit for Canadian Taxes withheld.  Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder’s tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit again United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year.  Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

E.

DIVIDEND AND PAYING AGENTS

We do not pay dividends on any of our issued shares and do not have a dividend paying agent

F.

STATEMENT OF EXPERTS

The engineering report of NovaTec Consultants of 224 West 8th Ave., Vancouver, British Columbia, Canada, V5Y 1N5 with respect to the results of our test unit at Mamquam Wastewater Technology Testing Facility dated September 2001 is included herein as Exhibit 4.9 to this Registration Statement. Dr. Vassos , the founder and President of NovaTec Consultants and a director of Aquasol, holds a bachelor or Applied Science degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution.

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

B.

CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are included herein as Exhibits 11.1, 11.2 and 11.3.

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Moen and Company Chartered Accountants under each of the categories indicated in the table is described below.  The follow table describes the fees paid for accounting services during 2004 and 2005.

Principal Accountant Service	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004
Audit Fees	$5,228.00	$5,228.00
Tax Fees	$ 365.87	$ 365.87
Total Fees	$5,593.87	$5,593.87

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

INDEX TO FINANCIAL STATEMENTS

AQUASOL ENVIROTECH LTD. INTERIM FINANCIAL STATEMENTS December 31, 2005 (Unaudited)

51

Consolidated Balance Sheets (Unaudited)

52

Consolidated Statements of Income (Unaudited) Comprehensive Income (Unaudited)

53

Consolidated Statement of Cash Flows (Unaudiated)

54

Consolidated Statement of Stockholders’ Equity (Unaudited)

55

Notes to Consolidated Financial Statements

56

AQUASOL ENVIROTECH LTD. FINANCIAL STATEMENTS MARCH 31, 2005

69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

70

Consolidated Balance Sheets

71

Consolidated Statements of Combined Income

72

Consolidated Statements of Cash Flows

73

Consolidated Statement of Stockholders’ Equity

74

Notes to Consolidated Financial Statements

75

Accumulated

85

Accumulated

86

ITEM 18.

FINANCIAL STATEMENTS

See Item 17

ITEM 19.

EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
2.2	Loan Agreement between the Company and Aquasol EnviorTech (Canada) Ltd. dated April 1, 2000. exh22p1.jpg exh22p2.jpg exh22p3.jpg exh22p4.jpg exh22p5.jpg exh22p6.jpg
4.1	Share Exchange agreement between Aquasol EnviorTech Ltd. and Aquasol EnviorTech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States.	(*)
4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)
4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	CEO 302 Certification
12.2	CFO 302 Certification

(*) previously filed

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

“Yenyou (Jeff) Zheng”

Yenyou (Jeff) Zheng

President & Director

Date:

June 21 , 2006

AQUASOL ENVIROTECH LTD.
INTERIM FINANCIAL STATEMENTS
December 31, 2005 (Unaudited)

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
Stockholders' Equity
Capital Stock
Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each
Issued and outstanding: 2,073,995 ordinary voting shares
At par value	4,148	4,148
Additional paid in capital	1,523,203	1,524,203
	1,528,351	1,528,351
Retained earnings (deficit)	(1,309,730)	(1,207,548)
Accumulated other comprehensive income (Note 2)	65,683	60,076
Total stockholders' equity	284,304	380,879
Total liabilities and stockholders' equity	$310,538	$394,222

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Income (Unaudited) Comprehensive Income (Unaudited)

For the Nine Month Period Ended December 31, 2005

(Expressed in US Dollars)

	Accumulated From Inception Date of February 3, 2000 to December 31, 2005	Nine Month Period Ended December 31		Three Month Period Ended December 31
		2005	2004	2005	2004

General and administrative expenses
Bank charges	$13,552	$59	$73	$1	$73
Bad debt	18,315	18,315	--	18,315	--
Consulting	269,559	24,903	12,679	7,258	8,548
Contract labor	5,471	--	--	--	--
Depreciation	50,448	940	--	313	--
Filing fees	10,454	7,419	1,334	7,365	36
Management fees	4,129	--	(4,918)	--	--
Moving and storage expense	20,590	2,540	4,566	846	1,718
Office costs	111,916	6,375	751	5,785	341
Professional fees	141,989	35,341	4,187	33,190	2,700
Rent and utilities	115,365	4,762	8,172	--	2,501
Salaries and benefits	410,257	6,652	7,434	3,813	2,233
Telephone and fax	32,824	40	773	(202)	331
Travel and promotion	334,395	4,667	15,261	(3,220)	7,755
Total general and administrative expenses	1,539,264	112,013	50,312	73,464	26,236
Non operating income	(229,534)	(9,831)	(8,390)	(726)
Net income (loss) for the period	($1,309,730)	($102,182)	($47,929)	($65,074)	($25,510)
Other comprehensive income
Foreign currency translation adjustments	65,683	5,607	2,391	(9,693)	474
Comprehensive income	($1,244,047)	($96,575)	($45,538)	($74,767)	($25,036)
Earnings (Loss) per share
Basic and diluted		($0.05)	($0.08)	($0.03)	($0.04)

AQUASOL ENVIROTECH LTD.

Consolidated Statement of Cash Flows (Unaudiated)

For the Nine Month Period Ended December 31, 2005

(Expressed in US Dollars)

Accumulated From Inception Date of February 3, to December 31, 2005	Nine Month Period Ended December 31	Three Month Period Ended December 31

2005	2004	2005	2004

Cash derived from (used for)
Operating activities
Net income (loss) for period	($1,309,730)	($102,182)	($47,929)	($65,074)	($25,510)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Bad debt	18,315	$18,315	--	$18,315	--
Depreciation	44,396	$940	--	$313	--
Accumulated other comprehensive income	65,683	$5,607	$59,177	($9,693)	$1,940
Changes in operating assets and liabilities, net of effects from acquired companies
Accounts receivable	(7,311)	($1,424)	($1,714)	($608)	($377)
Prepaid expenses and deposits	(934)	$687	--	$7,263	--
Accounts payable and accrued liabilities	26,234	$12,891	($1,790)	$16,756	$5,997
Net cash provided by (used in) operating activities		($65,166)	$7,744	($32,728)	($17,950)
Financing activities		--	--	--	--
Investing activities
Loan receivable	(18,315)
Capital stock	1,528,351
Net cash provided by financing activities	1,510,036
Plant and Equipment	(48,383)	($170)	($1,940)	--	($1,940)
Net cash provided by (used in) operating activities	(48,383)	($170)	($1,940)	--	($1,940)
Cash and cash equivalents, increase (decrease during the period	298,306	($65,336)	$5,804	($32,728)	($19,890)
Cash and cash equivalents, beginning of the period		$363,642	$349,542	$331,034	$375,236
Cash and cash equivalents, end of the period	$298,306	$298,306	$355,346	$298,306	$355,346

AQUASOL ENVIROTECH LTD.

Consolidated Statement of Stockholders’ Equity (Unaudited)

For the Period From Date of Inception and Incorporation on February 3, 2000 to December 31, 2005

(Expressed in US Dollars)

	Price Per Share	Number of Common Shares	Number of Common Shares (Retroactively Stated)	par value	Additional Paid-in Capital	Total Capital Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
March 2, 2000
Issued for cash	0.0001	6,583,699	329,185	658		658			658
March 26, 2000
Issued for subsidiary	0.0001	1,416,301	70,815	142		142			142
March 26, 2000
Issued for cash	0.0001	499,900	24,995	50		50			50
March 30, 2000
Issued for cash	0.50	2,965,000	148,250	297	1,482,203	1,482,500			1,482,500
March 30, 2000
Issued for finders fees	0.0001	15,000	750	1		1			1
Net loss for the period from date of inception on February 3, 2000 to March 31, 2002							(1,290,180)		(1,290,180)
Balance, March 31, 2002		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,290,180)		193,171
Cumulative currency translation adjustment								2,846	2,846
Net profit for twelve months ended March 31, 2003							257,165		257,165
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,033,015)	2,846	453,182
Net loss for twelve months ended March 31, 2004							(73,988)		(73,988)
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,107,003)	2,846	379,194
September 21, 2004
20:1 consolidation		573,995
March 18, 2005
Issued for cash	0.03	1,500,000		3,000	42,000	45,000			45,000
Cumulative currency translation adjustment								57,230	57,230
Net loss for twelve months ended March 31, 2005							(100,545)		(100,545)

Balance March 31, 2005		2,073,995		4,148	1,524,203	1,528,351	(1,207,548)	60,076	380,879
Cumulative currency translation adjustment								5,607	5,607
Net loss for nine month period ended December 31, 2005							(102,182)		(102,182)

Balance, December 31, 2005		2,073,995		$4,148	$1,524,203	$1,528,351	($1,309,730)	$65,683	$284,302

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

The Company has elected to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To December 31 , 2005 the Company has not granted any stock options.

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

	Nine Months Ended December 31
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

December 31, 2005

(Expressed in US Dollars)

(Unaudited)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Long-lived assets

The Company adopts SFAS144 “Accounting for the impairment or disposal of long-lived assets.”  The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset

Property and Equipment and depreciation

Property and Equipment are recorded at cost.  Depreciation is provided on the declining balance method based on the following rates:

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

An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders’ equity, is as follows:

		Nine Month Period Ended
		December 31,
	2005	2004
Beginning balance, March 31, 2005 / 2004	$60,076	$2,846
Changes during the period	5,607	2,391

Ending balance, December 31, 2005 / 2004	$65,683	$5,237

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

Note 4.

PROPERTY AND EQUIPMENT A ND ACCUMULATED DEPRECIATION

December 31, 2005		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$22,928	$186
Furniture and fixtures	9,990	8,341	1,649
Machinery	15,279	13,127	2,152

Total	$48,383	$44,396	$3,987

March 31, 2005		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$22,874	$240
Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777

Total	$48,213	$43,456	$4,757

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

Note 10. INCOME TAXES

The Company has losses carried forward to future years of $1,309,730

Net Operating
Losses
Year of Expiration	Carried Forwarded
2006	$-
2007	-
2008	295,301
2009	737,714
2010	-
Thereafter up to 2012	276,715
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

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the quarter ended December 31, 2005 is as follows:

		Quarter Ended	Year Ended
		December 31,	March 31,
	2005	2004	2005
Statutory federal income tax rate	34.0%	34.0%	34.0%
Valuation allowance	(34.0%)	(34.0%)	(34.0%)
Effective income tax rate	0.0%	0.0%	0.0%

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

AQUASOL ENVIROTECH LTD.
FINANCIAL STATEMENTS
MARCH 31, 2005

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

Email:  moenca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Aquasol Envirotech Ltd. (a Cayman Islands Company)

We have audited the accompanying consolidated balance sheets of Aquasol Envirotech Ltd. (a Cayman Islands Company) (A development stage company) as of March 31, 2005, 2004 and 2003, and the related consolidated statements of income and comprehensive income , cash flows and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

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

“Moen and Company”

(“Signed”)

Vancouver, British Columbia, Canada

May 9, 2005, and double dated March 27, 2006 as to Note 12

AQUASOL ENVIROTECH LTD.

Consolidated Balance Sheets

(A Development Stage Enterprise)

At March 31, 2005, 2004, and 2003

(Expressed in US Dollars)

	Fiscal year ended March 31
	2005	2004	2003
Assets
Current Assets
Cash and cash equivalents (Note 2)	$363,642	$349,542	$385,678
Accounts receivable	5,887	3,610	28,232
Loan receivable (Note 3)	18,315	19,139	20,000
Prepaid expenses and deposit	1,621	--	1,376
Total Current Assets	389,465	372,291	435,286
Property and Equipment, Net (Note 4)	4,757	15,669	26,117
Total Assets	$394,222	$387,960	$461,403
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$13,343	$8,766	$8,221
Total Current Liabilities	$13,343	$8,766	$8,221
Stockholders' Equity
Capital Stock
Authorized: 500,000,000 ordinary voting shares at a par value of $0.002 each
Issued and outstanding: 2,073,995 ordinary voting shares
At par value	4,148	1,148	1,148
Additional paid in capital	1,524,203	1,482,203	1,482,203
	1,528,351	1,483,351	1,483,351
Retained earnings (deficit)	(1,207,548)	(1,107,003)	(1,033,015)
Accumulated Other Comprehensive Income	60,076	2,846	2,846
Total stockholders' equity	380,879	379,194	453,182
Total liabilities and stockholders' equity	$394,222	$387,960	$461,403

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Combined Income

(A Development Stage Enterprise)

  (Expressed in US Dollars)

	Accumulated From Inception Date of February 3, 2000 to March 31, 2005	Year Ended March 31
		2005	2004	2003

General and administrative expenses
Bank charges	$13,493	$1,080	$3,354	$619
Consulting	244,656	16,617	5,781	87,310
Contract labor	5,471	--	--	1,558
Depreciation	49,508	9,992	10,448	11,192
Filing fees	3,035	1,337	743	955
Management fees	4,129	--	--	4,129
Moving and storage expense	18,050	7,790	6,013	4,247
Office costs	105,541	877	1,921	2,871
Professional fees	106,648	25,781	4648	30,164
Rent and utilities	110,603	10,689	7,024	28,598
Salaries and benefits	403,605	8,847	13,805	10,541
Telephone and fax	32,784	1074	2,024	3,271
Travel and promotion	329,728	18,704	19945	7,333
Total general and administrative exp	(1,427,251)	(102,788)	(75,706)	(192,788)
Non operating income
Interest income	66758	3067	2579	--
Research and Development rebate	154630	--	--	449,953
Discount loan receivable at current rate	(1,685)	(824)	(861)	--
Net income (loss) for the year	($1,207,548)	($100,545)	($73,988)	$257,165
Other comprehensive Income Foreign currency translation adjustments	60,676	57,230	-	2,846
Comprehensive income	($1,147,472)	($43,315)	($73,988)	($260,011)
Earnings (Loss) per share
Basic and diluted		($0.16)	($0.13)	$0.45

Weighted Average Number of
Common Shares - Basic and Diluted	636,495	573,935	573,995

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Cash Flows

(A Development Stage Enterprise)

	Accumulated From Inception Date of February 3,2000 to March 31, 2005	Year Ended March 31 2005	Year Ended March 31 2004	Year Ended March 31 2003
Cash derived from (used for)
Operating activities
Net income (loss) for period	($1,207,548)	($100,545)	($73,988)	$257,165
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	43,456	$992	$10,448	$11,192
Cumulative currency translation adjustment	60,076	$57,230	--	$7,876
Discount loan receivable at current rate	1,685	$824	$861	--
Changes in operating assets and liabilities, net of effects from acquired companies
Accounts receivable	(5,887)	($2,277)	$24,622	($9,906)
Prepaid expenses and deposits	(1,621)	($1,621)	$1,376	$9,027
Short term loan	(20,000)	--	--	($20,000)
Accounts payable and accrued liabilities	13,343	$4,577	$545	$8,221
Net cash provided by (used in) operating activities	(1,116,496)	($31,820)	($36,136)	$263,575
Financing activities
Due to related parties	-	--	--	($5,032)
Issuance of shares for cash	1,528351	$45,000	--	--
Net cash provided by (used in) financing activities	1,528,351	$45,000	--	($5,032)
Investing activities
Property and Equipment	(48,213)	$920	--	$279
Net cash provided by (used in) operating activities	(48,213)	$920	--	$279
Cash and cash equivalents, increase (decrease during the period	363,642	$14,100	($36,136)	$258,822
Cash and cash equivalents, beginning of the period	-	$349,542	$385,678	$126,856
Cash and cash equivalents, end of the period	$363,642	$363,642	$349,542	$385,678

AQUASOL ENVIROTECH LTD.

Consolidated Statement of Stockholders’ Equity

For the Period from Date of Inception and Incorporation on February 3, 2000 to March 31, 2005

(Expressed in US Dollars)

	Price Per Share	Number of Common Shares	Number of Common Shares (Retroactively Stated)	par value	Additional Paid-in Capital	Total Capital Stock	Retained Earnings (Deficit)	Cumulative Currency Translation Adjustment	Total Stockholders' Equity
March 2, 2000
Issued for cash	0.0001	6,583,699	329,185	658		658			658
March 26, 2000
Issued for subsidiary	0.0001	1,416,301	70,815	142		142			142
March 26, 2000
Issued for cash	0.0001	499,900	24,995	50		50			50
March 30, 2000
Issued for cash	0.50	2,965,000	148,250	297	1,482,203	1,482,500			1,482,500
March 30, 2000
Issued for finders fees	0.0001	15,000	750	1		1			1
Net loss for the period from date of inception on February 3, 2000 to March 31, 2002							(1,290,180)		(1,290,180)
Balance, March 31, 2002		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,290,180)		193,171
Cumulative currency translation adjustment								2,846	2,846
Net profit for twelve months ended March 31, 2003							257,165		257,165
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,033,015)	2,846	453,182
Net loss for twelve months ended March 31, 2004							(73,988)		(73,988)
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,107,003)	2,846	379,194
September 21, 2004
20:1 consolidation		573,995
March 18, 2005
Issued for cash	0.30	1,500,000		3,000	42,000	45,000			45,000
Cumulative currency translation adjustment								57,230	57,230
Net loss for twelve months ended March 31, 2005							(100,545)		(100,545)

Balance March 31, 2005		2,073,995		4,148	1,524,203	1,528,351	(1,207,548)	60,076	380,879

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 1.

ORGANIZATION AND NATURE OF BUSINESS

Aquasol Envirotech Ltd. (“the Company”) was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value.  On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders.  On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”), an Alberta, Canadian company.  Aquasol Alberta discontinued operations in 2001.  By Special Resolution dated September 21, 2004, the Company consolidated it’s authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share.   The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 each.

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

An analysis of the changes in the cumulative currency translation adjustment account, as disclosed as part of stockholders’ equity, is as follows:

		Year Ended March 31
	2005	2004	2003
Beginning balance	$2,846	$2,846	$-
Changes during the period	57,230	-	2,846

Ending balance	$60,076	$2,846	$2,846

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

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 4.

PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION

March 31, 2005		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$22,874	$240

Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777

Total	$48,213	$43,456	$4,757

March 31, 2004		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$15,994	$7,120
Furniture and fixtures	9,820	6,819	3,001
Machinery	15,279	10,651	4,628
Vehicle	3,682	2,762	920
Total	$51,895	$36,226	$15,669

March 31, 2003		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$11,246	$11,868
Furniture and fixtures	9,820	4,818	5,002
Machinery	15,279	7,566	7,713
Vehicle	3,682	2,148	1,534
Total	$51,895	$25,778	$26,117

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

Note 8.  NON-OPERATING INCOME

Non-operating income of $3,067 for the year ended March 31, 2005 and $2,579 for the year ended March 31, 2004 was interest income; discount on loan receivable at current rate of $824 for year ended March 31, 2005 $861 for year ended March 31, 2004.  $449,953 for the year ended March 31, 2003 was Research and Development expenses refund from Canadian Government for the wholly-owned Canadian company in 2000 and 2001.

AQUASOL ENVIRONTECH LTD.

AQUASOL ENVIRONTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2005

(Expressed in US Dollars)

Note 9. INCOME TAXES

Net Operating
Losses
Year of Expiration	Carryforward

2006	$-
2007	-
2008	295,301
2009	737,714
2010	-
Thereafter up to 2012	174,533
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

Reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended March 31, 2005, 2004 and 2003 is as follows:

		Year Ended March 31,
	2005	2004	2003
Statutory federal income tax rate	34.0%	34.0%	34.0%
Valuation allowance	(34.0%)	(34.0%)	(34.0%)
Effective income tax rate	0.0%	0.0%	0.0%

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