Form 20-F/A
period 2006-03-31
AQUASOL ENVIROTECH LTD
filed 2006-07-24
CIK 1336655

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

[X]  ]

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

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of March 31, 2006 :  2,073,995

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

PART I

5

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

5

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

ITEM 4.

INFORMATION ON THE COMPANY

11

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

22

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

27

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

31

ITEM 8

FINANCIAL INFORMATION

34

ITEM 9.

THE OFFER AND LISTING

35

ITEM 10.

ADDITIONAL INFORMATION

35

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

43

ABOUT MARKET RISK

43

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

PART II

43

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

43

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS

44

OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM 15.

CONTROLS AND PROCEDURES

44

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

44

PART III

46

ITEM 17.

FINANCIAL STATEMENTS

46

ITEM 18.

FINANCIAL STATEMENTS

46

ITEM 19.

EXHIBITS

46

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

The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US $ 1.1335 at July 18 , 2006).

Year Ended March 31 2006 2005 2004 2003	Average 1.19 1.28 1.35 1.55	Period End 1.17 1.31 1.31 1.47	High 1.27 1.39 1.48 1.60	Low 1.13 1.77 1.27 1.47
2002	1.56	1.60	1.61	1.51
The following table sets out the high and low exchange rate for each month during the previous six months: Month	High	Low
June 2006	1.1241	1.0991
May 2006	1.1232	1.0995
April 2006	1.1718	1.1203
March 2006	1.1722	1.1320
February 2006	1.1611	1.1375
January 2006	1.1691	1.1436

A.

Selected Financial Information

The selected historical financial information presented in the table below for each of the years ended March 31, 2006 , 2005 , and 2004 is derived from the audited consolidated financial statements of the Company, which are included in this Registration Statement.  Financial data for 2000, 2001, and 2002 have been omitted as there are no audited financial statements in accordance with U.S.GAAP for those years , and there is no basis for the consolidation of the audited financial statements prior to 2003 because the operating Company, Aquasol EnviroTech (Canada) Ltd., did not become a wholly owned subsidiary until the 2003 fiscal year.

The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Registration Statement.

The selected consolidated financial data has been prepared in accordance with United States Generally Accepted Accounting Principals (GAAP).

Selected Financial Data (US GAAP)

	Fiscal Year ended March 31, 2006 (in US$)	Fiscal Year ended March 31, 2005 (in US$)	Fiscal Year ended March 31, 2004 (in US$)
Net Operating Revenue	Nil	Nil	Nil
Depreciation	$ 1,254	$ 9,992	$ 10,448
General and Administrative Expenses	$ 133,646	$ 102,788	$ 75,706
Non operating income (expenses)	$ -	$ (824)	$ (861)
Net income (loss)	($120,209)	($100,545)	($73,988)
Working capital	$ 283,395	$ 376,122	$ 363,525
Income (Loss) per common share	($0.06)	($0.16)	($0.13)
Diluted income (loss) per common share	($0.06)	($0.16)	($0.13)
Total assets	$ 298,435	$ 394,222	$ 387,960
Net assets	$ 287,068	$ 380,879	$ 379,194
Long term debt	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil
Deficit	($1,327,757)	($1,207,548)	($1,107,003)
Capital stock	$ 1,528,351	$ 1,528,351	$ 1,483,351
Weighted average number of common shares Basic & Diluted	2,073,995	636,495	573,995

B.

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of July 19, 2006 ..

As at July 19, 2006
Short term debt (unsecured and not guaranteed)	$ 11,367
Long term debt	Nil
Total debt	$ 11,367
Stockholders’ Equity
Common shares	1,528,351
Retained earnings (accumulated deficit)	(1,327,757)
Accumulated Other Comprehensive Income	$ 86,474
Total Stockholders’ equity	$ 287,068

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

Risk Factors

Risks Relating to Our Company

We have had no operations for the past three years .. We may not achieve profitability, and we may discover problems with our business model.  The Company is considered to be a shell company.

Since 2001 and as of the date of this registration statement, we do not have, nor have had since 2001, any operations or products.  We may not be able to pursue our business plan or achieve our business objectives.  We do not have an operating history upon which investors may rely.  Moreover, we have no commercially viable products at this time.  The validity of our technology, as described below, is based upon testing done in 2001 by a related party.  We have limited financial resources, with no guarantees that sufficient funding will be available for future development.  We may not be able to obtain adequate financing or financing on favorable terms in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of our projects.  The Company is consider ed .. to be a shell company ..

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

Dr. Jeffrey Zheng is a director of Bralorne Mining Corporation, a SEC reporting issuer.  Brigitte McArthur is an officer of Minco Mining & Metals Corporation and Minco Silver Corporation, both of which are TSX Listed Companies Minco Mining & Metals Corporation is also listed on AMEX and is a 20-F Registrant.

Messrs. Cai and Zheng were the sole directors and officers of Goldstrike Inc., which was a shell company as that subsequently entered into a reverse merger.  Mr. Cai is Presdident, CEO and director of Minco Mining & Metals Corporation which was a shell company that subsequently entered into a reverse merger.  Mr. Zheng is the President and a director of Bralorne Miing Corporation, a shell company as defined in Rule 12b-2 of the Exchange Act.

All companies referenced are independent from Aquasol and are not affiliated with the Company.  All of the companies referenced above, with the exception of Cantronic Systems, are mining and technology companies, have operations and mining properties, and have not yet been profitable.

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

On March 26, 2000, the Company entered into a share exchange to acquire Aquasol Technologies, Inc., a Canadian corporation (“Aquasol Alberta”).  The Company issued 1,416,301 pre-split shares of common stock to the shareholders of Aquasol Alberta  in exchange for 100% of the issued and outstanding shares of Aquasol Alberta.  At the time of the share exchange. Aquasol Alberta owned tools, valued at approximately $142, which were transferred to the Company after the share exchange and did not have any other assets.   The Company purchased Aquasol Alberta in order to utilize its customer base to market the Company’s wastewater technologies in Alberta. Aquasol Alberta engaged in a few small wastewater treatment projects in Alberta using unpatented technologies similar to those used by the Company.  Aquasol Alberta discontinued operations in 2001 as there was no market in Alberta for its products.   Aquasol Alberta was incorporated in 1996.  It was an environmental company in the area of wastewater treatment and recycling.  It used biological technologies which were similar to the current Aquasol technologies but were unpatented.  The Company has not had operations since 2001.

On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company. The major shareholders of the Company had incorporated Aquasol EnviroTech (Canada) Ltd. in order to have a local identity for the operations of the Company in Vancouver, British Columbia.  The Company loaned Aquasol EnviroTech (Canada) Ltd. $1,400,000 in 2000 for expenditures with respect to general and administrative expenses, consulting fees, and the purchase of equipment. There was no interest for the loan and the loan can be converted into equity of Aquasol EnviroTech (Canada) Ltd. anytime. It became a subsidiary of the Company on April 1, 2002 pursuant to the loan agreement with the Company.

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

The Company made general and administrative expenses (excluding depreciation) of $65,258 in 2004 and $92,796 in 2005 and $132,292 in 2006 which were used for legal, consulting, promotion, travel and office fees. The company had no capital expenditures during the years ended March 31, 200 4 , 200 5 , and $170 in 2006 ..  The Company raised money through a series of private placements and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.  The Company stopped research, development, manufacturing and marketing activities in 2002, but it still maintains an office for reorganization of the Company, the search for new partners, and promotion in the Chinese market.  Dr. Zheng has spent 85% of his time working for the Company.  The Company shares a receptionist, accountant and secretary with Minco Mining & Metals Company.

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

We have acquired the rights for a technology, referred to as the MicroEntrap Immobilization (“MEI”) System, from Dr. Huazhong Mao, former Director and CTO of the company, who invented it.  On February 1, 2000, we purchased the rights from Dr. Huazhong Mao through the issuance of stock.  The MEI system is used for wastewater treatment and reuse.  The MEI system utilizes three technologies which are the Superator, Biomedia and Bacteria.  All three system technologies have been patented.  The ownership of the patents was transferred to the Company by Huazhong Mao in exchange for the issuance of 2,003,087 pre-split common shares to Tenfei Corporation, which is controlled by Huazhong Mao.  Therefore, upon the completion of the issuance of the 2,003,087 common shares, the Company obtained complete ownership of the MEI System and Technologies.  The MEI System is a two-stage water treatment system consisting of an anaerobic chamber followed by a highly oxygenated aerobic chamber.  The treatment system accelerates natural biological processes to renovate wastewater while generating minimal biological solids without the use of chemicals.  The MEI System requires a low capital investment has low operating costs and sludge production, and can be operated within self-contained units.  We will also offer stand-alone aeration equipment, digestion technology, and complete wastewater treatment systems.

We have developed the MEI system which can be used for wastewater treatment and reuse. The system uses biological methods , i.e. using bacteria to remove organic contamination in wastewater .. The advantages of the system over the existing technologies in the current market are lower operating cost, less sludge production, smaller volume within self-contained units, and higher treatment efficiency. We plan to first manufacture small systems, the BioTrap, specifically designed for wastewater treatment application in residential and restaurants and then to sell licenses or merge with other companies to achieve our sales.

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

These patents relate to the same technologies that are used in the MEI bioreactor systems for wastewater treatment.  All of the patents are for the same technology.  This business plan is dependent on the patents.

MEI Systems will integrate the following key Aquasol technologies: (1) the Superator, (2) biomedia, (3) high-efficiency bacteria, and (4) MicroTrap Bioreactors.

Superator

The Superator is a highly efficient aeration device that dissolves oxygen into liquids.  Used in the MEI process, the Superator introduces highly oxygenated water, which bacteria use to digest the organic contaminants in the wastewater.  The more oxygen that is provided to these bacteria, the better the results, which means there is a higher treatment efficiency and less production of sludge.

Biomedia

Our Biomedia allows for the effective transport of nutrients (food or substrates) to the surface of the microbial cells and the removal of wastes from the cells.  The Biomedia, together with special immobilization techniques, increases bacterial density and creates an ideal microenvironment for bacteria to work efficiently. We have designed different types of biomedia, each specific to one particular type of microorganism.  This research was started by Dr. Mao with Aquasol Alberta before he joined the Company in 2000.

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

Research Findings

Research carried out by NovaTec Consultants Inc. in 2001 demonstrated that the MEI System could be operated at higher loading rates than would be typical for competing technologies of a similar scale.  Higher loading and less sludge are important for any wastewater treatment system.  This research was performed on the technology that we intend to use when we commence operations.  Troy Vassos, a director of Aquasol, is the President, shareholder and director of NovaTec Envirocorp Inc.

FUTURE AQUASOL PRODUCTS

We currently do not have any operations or products.  We plan to develop the MEI systems into various products for wastewater treatment applications. In the past, some products have been tested in pilot systems and used in special applications by Aquasol Alberta before it was acquired by the Company.

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

The treatment results met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.  Parameters and criteria for optimized design and operation of the system have been obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, dated September 2001 by NovaTec Consultants ..

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

CORPORATE OBJECTIVES: SHORT TERM

We currently do not have any operations or products.  In the fiscal year that will end on December 31, 2007, management will resume operations on a small scale.  During the next 18 months, the company’s plans are as follows:

(1)

To confirm design parameters of the Bio Trap system with NovaTec Consultants for manufacturing .. This is expected to completed within 4-6 months of the date hereof.

(2)

To promote and market our technologies and systems in the Chinese market through the use of a part-time marketing promotion employee in Shanghai.

(3)

To find a Chinese manufacturer to produce Bio Trap systems in China. The Company’s management team has commenced discussions with several manufactures in China to produce BioTrap systems in larger quantities ..  Manufacture in China will decrease the cost of our products.  Location of the Chinese manufacturer is expected to be completed within 6-8 months from the date hereof.

(4)

To market Bio Trap systems in the China market. We have already targeted several multi-residential home projects in Northern China. We plan to build a demonstration site to display Aquasol’s technologies for wastewater treatment and re-use.  Our target markets include multi-residential homes, restaurants, hotels, and industrial applications.   T here is no time limit expected for this, as this is an ongoing process.

In the next fifteen months, we plan to spend approximately $218,500 to implement our plans.  Of that, $45,000 will go to salaries, $64,000 for consulting fees, and $8,000 for legal fees.

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

We have not made any expenditures in the last three years.  We anticipate that the expenditures we will make in 2006 and 2007 fiscal years will be for locating a manufacturer in Asia, developing the Asian market, finding joint venture partners and licensees, refining our technology, and finding complimentary technologies, which use technologies similar to the ones we will use.

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

Our goal is to have one sales representative in Western Canada and one in Eastern Canada by the end of the third quarter of 2007.  Their roles will be to work with the developers of multiple-home developments to get our IBS systems to be specified as a desired option for their developments.  At the same time, they will also work on making sales in industrial and commercial applications.  Along with this sales focus, Aquasol will also look to develop joint venture partnerships based on a combination of specific applications and regional focus.  The partnerships will allow us to accelerate the sales process by using our partners’ experience and relationships with the ultimate customer.

While we are developing a Canadian presence, we will form a US subsidiary and hire an experienced wastewater solutions representative to operate this division.  This strategy allows us to use the representative’s already existing contacts to speed up the sales process, while at the same time establishing credibility in the eyes of the customers.  It is expected that, in 2007, at least one experienced United States sales representative will be hired in several strategic locations to give us the necessary starting sales force to generate leads and opportunities in the US market for IBS technology.

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

In January 2001 the operating company received from The Industrial Research Assistance Program/Science Council of British Columbia a grant specifically for the company’s test project of Bio Trap system in Squamish.  These grants are usually given to companies based on reports and applications prepared for the Science Council and the IRAP program.  The grant was given to the company based on the merit of the application, the viability of the project, the professionals involved and the possibility of commercial viability of the project under application.  These grants are not re-payable to the Science Council/IRAP program.  No further grants have been applied for by the company to date.

We anticipate that the expenditures we will make in the 2006 - 2007 fiscal years will be used to find a manufacturer in Asia, to develop the Asian market for our products, to find joint venture partners and licensees, to refine our technology, and to find complimentary technologies.

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

The system was also tested at triple the initial design capacity of 2400 .. The treatment results met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.  Parameters and criteria for optimized design and operation of the system have been also obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, dated September 2001 by NovaTec Consultants ..

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

RESULTS OF OPERATIONS

The discussion and analysis in this section compare the operating results of the years ended March 31, 2006 , 2005 and 2004 and should be read in conjunction with the Consolidated Financial Statements attached hereto.

We currently do not have any operations or products.  At the present time, Aquasol’s expenditures consist of general and administrative costs.  Aquasol presently has no production from its interest in exploitation of its proprietary technology and has no significant revenue items.

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

Expenses

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

Professional fees for the fiscal year ended March 31, 2006 were $23,541, compared to $25,781 for the fiscal year ended March 31, 2005.  The increase was due to filing 20F with the SEC.

Consulting fees for the fiscal year ended March 31, 2006 were $35,463, compared to $16,617 for the fiscal year ended March 31, 2005.  The increase was due to Dr. Zheng’s consulting fee.

Travel and promotion expenses were $9,983 for the fiscal year ended March 31, 2006, while they were $18,704 for the fiscal year ended March 31, 2005.  This was not a significant change.

Salary and benefit costs for the fiscal year ended March 31, 2006 were $13,522, compared to $8,847 for the fiscal year ended March 31, 2005.  The decrease was due to less working hours for the corporate secretary shared with Minco Mining and Minco Silver companies.

Rent and utility expenses were $9,962 for the fiscal year ended March 31, 2006, compared to $10,689 for the fiscal year ended March 31, 2005.

For the fiscal year ended March 31, 2006, the moving and storage expenses were $3,471, compared to $7,790 for the fiscal year ended March 31, 2005.  The de crease was due to relocation of the storage room in 2005 ..

Depreciation for the fiscal year ended March 31, 2006 was $1,254, compared to $9,992 for the fiscal year ended March 31, 2005.

Non-operating expenses during the fiscal year ended March 31, 2006 were $0, compared to $824 for the fiscal year ended March 31, 2005.

Year Ended March 31, 2005 Compared to the Year Ended March 31, 2004

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

Other expenses for the fiscal year ended March 31, 2005 were $4,368, compared to $8,042 for the fiscal year ended March 31, 2004.  The decrease was not a significant change.

Non-operating expenses during the fiscal year ended March 31, 2005 were $824, compared to $861 for the fiscal year ended March 31, 2004.

Income

Year Ended March 31, 2006  Year Ended March 31, 2005

During the fiscal year ended March 31, 2006, the company incurred a loss of $120,209.  During the fiscal year ended March 31, 2005, the company incurred a loss of $100,545.

During the fiscal year ended March 31, 2006, Aquasol had non-operating income of $13,437, compared to non-operating income of $3,067 in the fiscal year ended March 31, 2005. The increase was due to more consulting fee in 2006.

Year Ended March 31, 2005 Compared to the Year Ended March 31, 2004

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

The following table is a summary of the above:

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004

Net income	($120,209)	($100,545)	($73,988)

Non-operating income	13,437	3,067	2,579

Consulting Fees	35,463	16,617	5,781

Professional Fees	23,541	25,781	4,648

Rent and Utilities	9,962	10,689	7,024

Depreciation	1,254	9,992	10,448

Salaries and Benefits	13,522	8,847	13,805

Travel and Promotion	9,983	18,704	19,945

Moving and Storage	3,471	7,790	6,013

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

As confirmed with the principal of Cleanwater, that entity is seeking financing and projects. We have recorded an unamortized discount on this loan of $0 for the year ended March 31, 2006 and $824 for year ended March 31, 2005 .. As of the date of this report, no principal payment had been received, and we decided to write it off during the period ended December 31, 2005 because Cleanwater is not longer in operation.

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

During the fiscal years ended March 31, 2006 and March 31, 2004, we received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.    During the fiscal year ended March 31, 2005, we received $45,000 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   The private placements consisted of the issuance of common shares at a price of $0.03 per common share.   During the fiscal year ended March 31 2006, we used $74,612 of our cash resources for operating activities and received net cash inflows of $0 in financing activities and used $(170) in investing activities.   During the fiscal year ended March 31 2005, we used $31,820 of our cash resources for operating activities and received net cash inflows of $45,000 in financing activities and $920 in investing activities.  During the year ended March 31 2004, we used $ 57,523 of our cash resources for operating activities and $0 in investing activities and $0 from financing activities

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

B.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended March 31, 2005, for service to the Company in all capacities, was $26,663.  Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ken Cai, Chairman, & Director (1)	Mar. 31/06 Mar. 31/05 Mar. 31/04	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Yenyou (Jeff) Zheng President, CFO, & Director	Mar. 31/06 Mar. 31/05 Mar. 31/04	Nil Nil Nil	Nil Nil Nil	38,725 (3) 26,663 (3) 20,376 (3)	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Troy Vassos Director (1) (2)	Mar. 31/06 Mar. 31/05 Mar. 31/04	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Brigitte M. McArthur Corporate Secretary (4)	Mar. 31/06 Mar. 31/05 Mar. 31/04	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Current Member of the Audit Committee of the Company.

(2)

Troy Vassos was elected a Director of the Company on November 15, 2004.

(3)

Yenyou (Jeff) Zheng received a total of $38,725 during the year ended March 31, 2006 and $26,663 during the year ended March 31, 2005, of which $29,753 was consulting fees (March 31, 2006) and $9,836 (March 31, 2005.  A total of $8,972 was for expenses during the year ended March 31, 2006 and $16,827 for the year ended March 31, 2005.  Of the $20,376 received by Mr. Zheng during the year ended March 31, 2004, the entire amount was for reimbursement of expenses.   Dr. Zheng ‘s expenses include travel, cell phone, transportation, and meals for daily operations and promotion of the Company.

(4)

Brigitte M. McArthur was appointed Corporate Secretary of the Company on April 1, 2005.

No other executive officer received direct or indirect compensation from any source for services provided to the Company during the most recently completed financial year.

Outstanding Employee and Director Stock Options as at date of filing of this Registration Statement

There were no incentive stock options issued during the year ended March 31, 2006 ..  The following table sets forth, as of July 19, 2006 , the granted and outstanding stock options which have been granted to directors, officers, employees and consultants.

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

Management and Consulting Contracts Compensation of Directors

On October 1, 2004 the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng , whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company. Dr. Zheng’s responsibilities are to oversee the day to day operations of the Company and to promote Aquasol’s technologies and products.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth, as of July 19, 2006 , the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.

Name of Major Shareholders	Number of Shares	Percentage of Shares

Zhiquan Cai (2)	137,941	6.65%
Jeff Yenyou Zheng (1)	199,134	9.60%
Affaires Financiers SA (3)	217,000	10.46%
Thomas Wayne Spilsbury	150,000	7.23%
Hans Wick	250,000	12.05%
Zhibin Cai (4)	150,000	7.23%
Chuan Mei Deng	150,000	7.23%
Tianying Zheng (5)	200,000	9.64%

Bunnaton Ltd. (6)	115,000	5.54%
Ken Z. Cai (1)	284,609	13.72%
Troy Vassos (1)	0	0%
Brigitte M. McArthur (1)	0	0%
All Officers and Directors As a Group (4 in number)	483,743	23.32%

(1)	Officer or director of the Company.
(2)	Mr. Cai is the brother of Ken Z. Cai, an officer and director of the Company.
(3)	Mr. Werner Wagerman beneficially owns these shares.
(4)	Mr. Cai is the father of Ken Cai, an officer and director of the Company.
(5)	Mr. Zheng is the cousin of Jeff Zheng, an officer and director of the Company.
(6)	Mr. Douglas Casey beneficially owns these shares.

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

(5)

Partially owned and controlled by Zhiquan Cai, brother of Ken Cai

(6)

Owned by Zhiquan Cai, brother of Ken Cai

(7)

Father of Ken Cai

(8)

Cousin of Dr. Yenyou Zheng

On October 1, 2004, Aquasol entered into a Cost Sharing Agreement with Minco Mining & Metals Corporation (“Minco”) (the “Cost Share Agreement”) ..   On July 1, 2006, Aquasol entered into a Cost Sharing Agreement with Minco replacing the original agreement dated October 1, 2004, attached hereto as Exhibit 4.10 Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation.  Minco entered into an agreement with Guinness Tower Holdings Ltd. and Omers Realty Corporation to lease the premises located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 (the “Premises”).  Minco then entered into the Cost Sharing Agreement with several sub-tenants to share in office expenses for the Premises as more specifically described below.  Aquasol is one of those sub-tenants.

Office Rental costs are based on a percentage basis (the “shared expenses”) as more particularly described below:

	Minco	Trancom	Minco Silver	Aquasol	TOTAL
Rent	42%	15%	35%	8%	100%
Parking
Stall #1	50%	15%	35%		100%
Stall #2	60%	-	40%		100%

Stall #3	50%	15%	35%		100%
Stall #4	50%	15%	35%		100%
Shared Office Expenses	50%	15%	35%		100%
Annual Charge Back				$300.00

Minco invoices on a monthly basis to the Sub-Tenants for reimbursement.  Included in the Minco invoice is the rent, shared employee salaries, and benefits.  Aquasol shares bookkeeping services, corporate secretary services and reception services with Minco.

The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses.  The company paid $27,367, $26,378 and $ 29,885 for year of 2006, 2005 and 2004 respectively. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng , whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company.

ITEM 8

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the year ended March 31, 2006 (in Canadian dollars) with comparative figures for the year ended March 31, 2005.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

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

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

The Articles of Incorporation authorized the Company to issue 10,000,000,000 common shares with a par value of $0.0001.  On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.  The total issued and outstanding ordinary voting shares are 2,073,995 as of July 19, 2006 ..

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

The Company currently has a Stock Option Plan dated April 2, 2005 ..  Under the Company’s stock option plan, the Company is permitted to grant stock options up to 207,400 common shares representing 10% of the issued and outstanding shares of the Company.  As of May 3, 2006 the Company has granted a total of 200,000 common shares pursuant to the Stock Option Plan.

B.

ARTICLES, MEMORANDUM AND BY-LAWS OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 under incorporation number 96650.  The Articles of Incorporation allow for the Company to carry on business for a broad variety of purposes, and the Company is not restricted from any business activity.  The Memorandum and Articles of Incorporation are incorporated herein by reference.

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

Principal Accountant Service	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005
Audit Fees	$7,500.00	$5,228.00
Tax Fees	$ 0.00	$ 365.87
Total Fees	$7,500.00	$5,593.87

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

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

46

Consolidated Balance Sheets

47

Consolidated Statements of Income and Comprehensive Income (Loss)

48

Consolidated Statements of Cash Flows

49

Consolidated Statement of Stockholders’ Equity

50

Notes to Consolidated Financial Statements

51

ITEM 18.

FINANCIAL STATEMENTS

See Item 17

ITEM 19.

EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
2.2	Loan Agreement between the Company and Aquasol Envi ro Tech (Canada) Ltd. dated April 1, 2000	(*)
4.1	Share Exchange agreement between Aquasol Envi ro Tech Ltd. and Aquasol Envi ro Tech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States	(*)
4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)
4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)
4.10	Cost Sharing Agreement dated July 1, 2006
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	CEO 302 Certification
12.2	CFO 302 Certification

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

July 19 , 2006

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

Email:  auditca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Aquasol Envirotech Ltd. (a Cayman Islands Company)

We have audited the accompanying consolidated balance sheets of Aquasol Envirotech Ltd. (a Cayman Islands Company) (A development stage company) as of March 31, 2006, 2005 and 2004, and the related consolidated statements of income and comprehensive income (loss), cash flows and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aquasol Envirotech Ltd. (a Cayman Islands Company) as of March 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

“Moen and Company LLP”

(“Signed”)

Vancouver, British Columbia, Canada

June 30, 2006

Consolidated Balance Sheets

AQUASOL ENVIROTECH LTD.

Consolidated Balance Sheets

(A Development Stage Enterprise)

(Expressed in US Dollars)

	March 31		
	2006	2005	2004
Assets			
Current Assets			
Cash and cash equivalents (Note 2)	$ 288,860	$ 363,642	$ 349,542
Accounts receivable	5,902	5,887	3,610
Loan receivable (Note 3)	-	18,315	19,139
Prepaid expenses and deposits	-	1,621	-
Total Current Assets	294,762	389,465	372,291
Property and Equipment - net (Note 4)	3,673	4,757	15,669
Total assets	**$ 298,435**	**$ 394,222**	**$ 387,960**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts payable and accrued liabilities	$ 11,367	$ 13,343	8,766
Total Current Liabilities	11,367	13,343	8,766
Stockholders' Equity			
Capital stock			
Authorized: 500,000,000 ordinary voting shares with par value of $0.002 each			
Issued and outstanding: 2,073,995 ordinary voting shares			
(2004 - 573,995 ordinary voting shares)	4,148	4,148	1,148
Additional paid in capital	1,524,203	1,524,203	1,482,203
	1,528,351	1,528,351	1,483,351
Deficit accumulated during the development stage	(1,327,757)	(1,207,548)	(1,107,003)
Accumulated other comprehensive income	86,474	60,076	2,846
Total stockholders' equity	287,068	380,879	379,194
Total liabilities and stockholders' equity	**$ 298,435**	**$ 394,222**	**$ 387,960**

Approved on behalf of the board:

"Ken Z Cai" ("Signed"), Director

"Yenyou (Jeff) Zheng" ("Signed"), Director

The accompanying notes are an integral part of these financial statements

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Income and Comprehensive Income (Loss)

(A Development Stage Enterprise)
(Expressed in US Dollars)

	Accumulated From Inception Date of February 3, 2000 to March 31, 2006	Year Ended March 31 2006	2005	2004
General and administrative expenses				
Bad debt	$ 20,000	$ 20,000	$ -	-
Bank charges and interest	13,574	81	1,080	3,354
Consulting	280,119	35,463	16,617	5,781
Contract labour	5,471	-	-	-
Depreciation	50,762	1,254	9,992	10,448
Filing fees	12,083	9,048	1,337	743
Management fees	4,129	-	-	-
Moving and storage expense	21,521	3,471	7,790	6,013
Office costs	109,502	3,961	877	1,921
Professional fees	130,189	23,541	25,781	4,648
Rent and utilities	120,565	9,962	10,689	7,024
Salaries and benefits	417,127	13,522	8,847	13,805
Telephone and fax	36,144	3,360	1,074	2,024
Travel and promotion	339,711	9,983	18,704	19,945
Total general and administrative expenses	1,560,897	133,646	102,788	75,706
Operating Loss	(1,560,897)	(133,646)	(102,788)	(75,706)
Non-operating income (loss)				
Interest income	80,195	13,437	3,067	2,579
Research and Development expenses refund	154,630	-	-	-
Discount loan receivable at current rate	(1,685)	-	(824)	(861)
Net income (loss) from continuing operations	**(1,327,757)**	**(120,209)**	**(100,545)**	**(73,988)**
Other comprehensive income				
Foreign currency translation adjustments	**86,474**	**26,398**	**57,230**	-
Comprehensive income (loss)	$ **(1,241,283)**	$ **(93,811)**	$ **(43,315)**	$ **(73,988)**
Earnings (Loss) per share				
Basic and diluted		$ (0.06)	$ (0.16)	$ (0.13)

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Income and Comprehensive Income (Loss)

Consolidated Statements of Cash Flows

AQUASOL ENVIROTECH LTD.

Consolidated Statements of Cash Flows

(A Development Stage Enterprise)

(Expressed in US Dollars)

	Accumulated From Inception Date of February 3, 2000 to March 31, 2006	Year Ended March 31 2006	2005	2004
Operating activities				
Net income (loss) from continuing operations	$ (1,327,757)	$ (120,209)	$ (100,545)	$ (73,988)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation	44,710	1,254	9,992	10,448
Accumulated foreign currency translation adjustments	86,474	26,398	57,230	-
Discount loan receivable at current rate		(1,685)	824	861
Shares issued for subsidiary	142	-	-	-
Shares issued for finders fee	1	-	-	-
Bad debt	-	20,000	-	-
Changess in operating assets and liabilities, net of effects from acquired companies				
Accounts receivable	(5,902)	(15)	(2,277)	(3,610)
Prepaid expenses and deposits	-	1,621	(1,621)	-
Accounts payable and accrued liabilities	11,367	(1,976)	4,577	8,766
Net cash provided by (used in) operating activities	(1,190,965)	(74,612)	(31,820)	(57,523)
Financing activities				
Issuance of shares for cash	1,528,208	-	45,000	-
Net cash provided by (used in) financing activities	1,528,208	-	45,000	-
Investing activities				
Property and equipment	(48,383)	(170)	920	-
Net cash provided by (used in) investing activities	(48,383)	(170)	920	-
Cash and cash equivalents, increase (decrease) during the year	288,860	(74,782)	14,100	(57,523)
Cash and cash equivalents, beginning of the year	-	363,642	328,155	385,678
Cash and cash equivalents, end of the year	**$ 288,860**	**$ 288,860**	**$ 342,255**	**$ 328,155**

The accompanying notes are an integral part of these financial statements

Consolidated Statement of Stockholders’ Equity

AQUASOL ENVIROTECH LTD.
Consolidated Statement of Stockholders' Equity
For the Period From Date of Inception and Incorporation on February 3, 2000 to March 31, 2005
(Expressed In U.S. Dollars)

	Price Per Share	Number of Common Shares	Number of Common Shares (Retroactively Stated)	par Value	Additional Paid-in Capital	Total Capital Stock	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Total Stock-holders' Equity
March 2, 2000									
Issued for cash	$0.0001	6,583,699	$ 329,185	$ 658		$ 658			$ 658
March 26, 2000									
Issued for subsidiary	$0.0001	1,416,301	70,815	142		142			142
March 26, 2000									
Issued for cash	$0.0001	499,900	24,995	50		50			50
March 30, 2000									
Issued for cash	$0.5000	2,965,000	148,250	297	$1,482,203	1,482,500			1,482,500
March 30, 2000									
Issued for finders fees	$0.0001	15,000	750	1		1			1
Net loss for the period from date of inception on February 3, 2000 to March 31, 2002							$(1,290,180)		(1,290,180)
Balance, March 31, 2002		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,290,180)	-	193,171
Other comprehensive income - currency translation adjustment								$ 2,846	2,846
Net profit for year ended March 31, 2003							257,165		257,165
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,033,015)	2,846	453,182
Net loss for year ended March 31, 2004							(73,988)		(73,988)
		11,479,900	573,995	1,148	1,482,203	1,483,351	(1,107,003)	2,846	379,194
September 21, 2004									
20:1 consolidation		573,995							
March 18, 2005									
Issued for cash	$ 0.03	1,500,000		3,000	42,000	45,000			45,000
Other comprehensive income - currency translation adjustment								57,230	57,230
Net loss for year ended March 31, 2005							(100,545)		(100,545)
Balance, March 31, 2005		2,073,995		4,148	1,524,203	1,528,351	(1,207,548)	60,076	380,879
Other comprehensive income - currency translation adjustment								26,398	26,398
Net loss for the year ended March 31, 2006							(120,209)		(120,209)
Balance, March 31, 2006		2,073,995		$4,148	$1,524,203	$1,528,351	($1,327,757)	$86,474	$287,068

The Accompanying Notes are an Integral Part of these Financial Statements

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 1.  ORGANIZATION AND NATURE OF BUSINESS

Aquasol Envirotech Ltd. (“the Company”) was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000 which is also the inception date, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value.  On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash for founders.  On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”), an Alberta, Canadian company.  Aquasol Alberta discontinued operations in 2001.  By Special Resolution dated September 21, 2004, the Company consolidated it’s authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share.  The authorized ordinary voting shares after consolidation is 500,000,000 at a par value of $0.002 each.

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

Principle of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquasol Envirotech (Canada) Ltd., a British Columbia, Canada company.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes, and are reduced by valuation allowances.  As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Compensated absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  Liability has been recorded in the accompanying financial statements.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

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

Stock based compensation

On April 1, 2005, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)), which is a revision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123).  FAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

We adopted FAS 123(R), using the “modified retrospective” method.  The modified retrospective method requires that compensation cost be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date.  The modified retrospective method also allows companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective.  See Note 5(b) for a detailed discussion of our stock-based compensation and our adoption of FAS 123(R).

We have previously adopted the fair-value-based method of accounting for share-based payments allowed under FAS 123, using the retroactive restatement method of adoption described in the SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.”

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Property and equipment and depreciation

Property and equipment are recorded at cost.  Depreciation is provided on the decline balance method based on the following rates:

Computer equipment

30% per year

Furniture and fixtures

20% per year

Machinery

20% per year

Intangible assets and amortization

Patents

The Company owns patents of Bioreactor Systems for wastewater treatment.  These patents are registered in the United States under the number 6,582,596 B2 and registered in Taiwan under the number 138316.    The Company has also filed patent applications in Canada and in the People’s Republic of China

No costs or asset values are assigned to the patents in these financial statements.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

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

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation adjustments

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

The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.  An analysis of the changes in the cumulative foreign currency translation adjustment account, as disclosed as part of stockholders’ equity, is as follows:

		Year Ended March 31
	2006	2005	2004
Beginning balance	$60,076	$2,846	$2,846
Changes during the period	26,398	57,230	-

Ending balance	$86,474	$60,076	$2,846

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred as follows:

	2006	2005	2004	2003
Research and development expenses	$-	$-	$-	$-
Research and development expenses refund	$-	$-	$-	$449,953

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 3.  LOAN RECEIVABLE

On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation, the Company lent $20,000 to Cleanwater, $5,000 on May 3, 2002 and $15,000 on September 3, 2002 for a period of 120 calendar days.

In consideration, and as collateral for this loan agreement, Cleanwater agrees to grant to Aquasol first charge over its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions world wide, contracts and securities.  As at March 31, 2006 and to the date of this report, no principal payment has been received and the management has recorded an allowance for this doubtful loan and accordingly, recorded a bad debt charge to income of $20,000 in the current period.

		March 31
	2006	2005	2004
Loan	$18,315	$20,000	$20,000
Less: unamortized discount	1,685	(1,685)	(861)
Allowance for doubtful account	(20,000)	0	0
	$0	$18,315	$19,139

Note 4.  PROPERTY AND EQUIPMENT

March 31, 2006		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$22,946	$168
Furniture and fixtures	9,990	8,428	1,562
Machinery	15,279	13,336	1,943

Total	$48,383	$44,710	$3,673

March 31, 2005		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$22,874	$240
Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777

Total	$48,213	$43,456	$4,757

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 4.

PROPERTY AND EQUIPMENT (cont’d)

March 31, 2004		Accumulated
	Cost	Depreciation	Net
Computer equipment	$23,114	$15,994	$7,120
Furniture and fixtures	9,820	6,819	3,001
Machinery	15,279	10,651	4,628
Vehicle	3,682	2,762	920
Total	$51,895	$36,226	$15,669

Note 5.  RELATED PARTY TRANSACTIONS

(a)

The accounts payable and accrued liabilities as at March 31, 2006 includes $5,167 payable to Minco Mining & Metals Corp, a company controlled by a director, officer, and shareholder of the Company.

(b)

The accounts receivable as at March 31, 2006 includes $5,700 cash advance to Mr. Jeff Zheng, a director, officer, and shareholder of the company.

(c)

During the years ended March 31, 2006, 2005 and 2004, related parties reimbursement of expenses paid on behalf of the company, are as follows:

			Year Ended March 31,
	2006	2005	2004	2003
Related Parties
Minco Mining & Metals Corp., a company controlled by a director, officer, and shareholder of the company
consulting fees	$5,710	$5,925	$11,561	$-
office expenses	688	776	1,636	431
office rent	4,440	10,665	8,806	4,216
salaries and benefits	5,619	9,012	7,882	11,346
Total	$16,457	$26,378	$29,885	$15,993

			Year Ended March 31,
	2006	2005	2004	2003
Jeff Zheng, a director, officer, and shareholder of the company
consulting fees	$29,753	$9,836	$-	$4,129
reimbursement of expenses	8,972	16,827	20,376	3,413
Total	$38,725	$26,663	$20,376	$7,542

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 6. PENSION AND EMPLOYMENT LIABILITIES

The Company does not have any liabilities as at March 31, 2006, 2005 and 2004, for pension, post-employment benefits or post-retirement benefits.  The Company does not have a pension plan.

Note 7. NON-OPERATING INCOME

Non-operating income of $13,437 for the year ended March 31, 2006; $3,067 for the year ended March 31, 2005 and $2,579 for the year ended March 31, 2004 was interest income; discount on loan receivable at current rate of $824 for year ended March 31, 2005 $831 for year ended March 31, 2004.  $449,953 for the year ended March 31, 2003 was Research and Development expenses refund from Canadian Government for the wholly-owned Canadian company in 2000 and 2001.

Note 8. INCOME TAXES

The Company has losses carried forward to future years of $1,327,757 as follows:

Net Operating Loss
Year of Expiration	Carryforwards
2008	295,301
2009	737,714
Thereafter up to 2016	294,742
$1,327,757

There are no current or deferred tax expenses for the year ended March 31, 2006, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period.   Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

	to March 31,	to March 31,	to March 31,
	2005	2005	2004
Deferred tax assets	$ 451,437	$ 410,566	$ 376,381
Valuation allowance	(451,437)	(410,566)	(376,381)
Net deferred tax assets	$ -	$ -	$ -

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 8. INCOME TAXES (cont’d)

Reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended March 31, 2006, 2005, and 2004 is as follows:

		Year Ended March 31,
	2006	2005	2004
Statutory federal income tax rate	34.0%	34.0%	34.0%
Valuation allowance	-34.0%	-34.0%	-34.0%
Effective income tax rate	0.0%	0.0%	0.0%

Note 9. LITIGATION

The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner.  Results of this lawsuit are not determinable to the date of these financial statements.

Note 10. NET PROFIT (LOSS) PER SHARE

The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the years ended March 31, 2004 through 2006.

		2006	2005	2004
Net income (loss for the year)		($120,209)	($100,545)	($73,988)
Weighted-average number of common shares
Outstanding (retroactively adjusted to reflect
The reverse stock split on 9/21/04)		2,073,995	636,495	573,995
Effect of dilutive securities	*	200,000	0	0
Dilutive potential common shares		2,273,995	636,495	573,995
Net earnings per share:
Basic		($0.06)	($0.16)	($0.13)
Diluted		($0.06)	($0.16)	($0.13)

* Anti-dilutive due to loss

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

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

		Year Ended March 31,
	2006	2005	2004
Before restatement
Revenue	$-	$3,067	$2,579
Non-operating income	$-	$-	$-

After restatement
Revenue	$-	$-	$-
Non-operating income	$-	$3,067	$2,579