Form 20-F/A
period 2006-03-31
AQUASOL ENVIROTECH LTD
filed 2006-08-23
CIK 1336655

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

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of March 31, 2006:  2,073,995

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

Yes   [X]

No [  ]

TABLE OF CONTENTS

PART I

6

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

6

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.

KEY INFORMATION

7

ITEM 4.

INFORMATION ON THE COMPANY

12

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

23

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

28

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

32

ITEM 8

FINANCIAL INFORMATION

34

ITEM 9.

THE OFFER AND LISTING

35

ITEM 10.

ADDITIONAL INFORMATION

35

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

44

ABOUT MARKET RISK

44

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

44

PART II

44

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

44

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS

44

OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM 15.

CONTROLS AND PROCEDURES

44

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

45

PART III

46

ITEM 17.

FINANCIAL STATEMENTS

46

ITEM 18.

FINANCIAL STATEMENTS

48

ITEM 19.

EXHIBITS

48

“Moen and Company LLP”

51

Basis of presentation

56

Principle of consolidation

56

Use of estimates

57

Concentration of credit risk

57

Cash and cash equivalents

57

Income taxes

57

Property and equipment and depreciation

59

Revenue recognition

60

Financial instruments

60

Foreign currency translation adjustments

61

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

The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US $ 1.1234 at August 18 , 2006).

Year Ended March 31 2006 2005 2004 2003	Average 1.19 1.28 1.35 1.55	Period End 1.17 1.31 1.31 1.47	High 1.27 1.39 1.48 1.60	Low 1.13 1.77 1.27 1.47
2002	1.56	1.60	1.61	1.51

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991
May 2006	1.1232	1.0995
April 2006	1.1718	1.1203
March 2006	1.1722	1.1320
February 2006	1.1611	1.1375

A.

Selected Financial Information

The selected historical financial information presented in the table below for each of the years ended March 31, 2006, 2005, and 2004 is derived from the audited consolidated financial statements of the Company, which are included in this Registration Statement.  Financial data for 2000, 2001, and 2002 have been omitted as there are no audited financial statements in accordance with U.S.GAAP for those years , and there is no basis for the consolidation of the audited financial statements prior to 2003 because the operating Company, Aquasol EnviroTech (Canada) Ltd., did not become a wholly owned subsidiary until the 2003 fiscal year.

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

B.

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of August 23 , 2006.

As at August 23 , 2006
Short term debt (unsecured and not guaranteed)	$11,367
Long term debt	Nil
Total debt	$11,367
Stockholders’ Equity
Common shares	1,528,351
Retained earnings (accumulated deficit)	(1,327,757)
Accumulated Other Comprehensive Income	$86,474
Total Stockholders’ equity	$287,068

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

Risk Factors

Risks Relating to Our Company

We have had no operations for the past three years. We may not achieve profitability, and we may discover problems with our business model.  The Company is considered to be a shell company.

Since 2001 and as of the date of this registration statement, we do not have, nor have had since 2001, any operations or products.  We may not be able to pursue our business plan or achieve our business objectives.  We do not have an operating history upon which investors may rely.  Moreover, we have no commercially viable products at this time.  The validity of our technology, as described below, is based upon testing done in 2001 by a related party.  We have limited financial resources, with no guarantees that sufficient funding will be available for future development.  We may not be able to obtain adequate financing or financing on favorable terms in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of our projects.  The Company is considered to be a shell company.

The Officers and Directors of our Company are officers and directors of other reporting issuers so they might not have sufficient time to devote to the Company.

Ken Cai is an officer and director of Minco Mining & Metals Corporation and Minco Silver Corporation, both of which are TSX listed companies.  Minco Mining & Metals Corporation is also listed on AMEX and is a 20-F Registrant.  He is also a director of Tranzcom China Security Network Inc., a TSX-Venture listed company.  Mr. Ken Cai and Dr. Jeffrey Zheng were directors of Goldstrike Inc., a reporting issuer on the OTCBB.   Dr. Zheng was also a director of Cantronic Systems, a TSX listed company, which has been profitable.

Dr. Jeffrey Zheng wa s a director of Bralorne Mining Corporation, a SEC reporting issuer.  Brigitte McArthur is an officer of Minco Mining & Metals Corporation and Minco Silver Corporation, both of which are TSX Listed Companies Minco Mining & Metals Corporation is also listed on AMEX and is a 20-F Registrant.

Messrs. Cai and Zheng were the sole directors and officers of Goldstrike Inc., which subsequently entered into a reverse merger.  Mr. Cai is Presdident, CEO and director of Minco Mining & Metals Corporation which was a shell company that subsequently entered into a reverse merger.  Mr. Zheng was the President and a director of Bralorne Miing Corporation .. ..

All companies referenced are independent from Aquasol and are not affiliated with the Company.  All of the companies referenced above h ave no operations or products.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000.  On March 2, 2000, a total of 6,583,699 pre-split common shares were issued at a price of $0.0001 per common share.  The shares were issued as follows: i) Tenfei Corporation was issued 2,003,087 pre-split common shares; ii) Bing Zhang was issued 454,771 pre-split common shares; iii) Cairich Capital Inc. was issued 1,625,741 pre-split common shares; iv) Keystone EnviroTech Inc. was issued 2,500,000 pre-split common shares.

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

The Company made general and administrative expenses (excluding depreciation) of $65,258 in 2004 and $92,796 in 2005 and $132,292 in 2006 which were used for legal, consulting, promotion, travel and office fees. The company had no capital expenditures during the years ended March 31, 2004, 2005, and $170 in 2006.  The Company raised money through a series of private placements and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.  The Company stopped research, development, manufacturing and marketing activities in 2002, but it still maintains an office for reorganization of the Company, the search for new partners, and promotion in the Chinese market.  Dr. Zheng has spent 85% of his time working for the Company.  The Company shares a receptionist, accountant and secretary with Minco Mining & Metals Company.

The Company built a pilot facility in Squamish, British Columbia, Canada to test the Bio Trap system, which is described below.  That facility has since been closed.  Aquasol is currently seeking a manufacturer for its

Bio Trap system product in mainland China. The Company built the test facility for its Bio trap system in 2001 with IRAP assistance funding from the Canadian government.  NovaTec Consultants Inc. joined the project as an independent engineering consulting company.  The facility was closed after the test was completed in 2001.

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

We have developed the MEI system which can be used for wastewater treatment and reuse. The system uses biological methods, i.e. using bacteria to remove organic contamination in wastewater. The advantages of the system over the existing technologies in the current market are lower operating cost, less sludge production, smaller volume within self-contained units, and higher treatment efficiency. We plan to first manufacture small systems, the Bio Trap, specifically designed for wastewater treatment application in residential and restaurants and then to sell licenses or merge with other companies to achieve our sales.

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

Superator

The Superator is a highly efficient aeration device that dissolves oxygen into liquids.   Bacteria use oxygen to digest the organic contaminants in the wastewater. The more oxygen that is provided to these bacteria, the better the results, which means there is a higher treatment efficiency and less production of sludge.

Biomedia

Our Biomedia , together with special immobilization techniques, increases bacterial density and creates an ideal microenvironment for bacteria to work efficiently. We have designed different types of biomedia, each specific to one particular type of microorganism , i.e. bacteria ..  This research was started by Dr. Mao with Aquasol Alberta before he joined the Company in 2000.

High-Efficiency Bacteria

Various types of highly efficient bacteria have been developed for different wastewater treatment applications.  We use these bacteria in our Bio Trap systems.

MicroEntrap Bioreactors

MicroEntrap Bioreactors are developed through the integration of the Superator, Biomedia, immobilization technology and desired bacteria with an advanced bioreactor engineering design.  This is used to selectively house (or immobilize) desired microorganisms and to provide ideal working microenvironments for them.  The MicroEntrap Bioreactors are customized for specific applications and can be retrofitted into an existing biological treatment system for removal of various pollutants in wastewater.  We will use these bioreactors in our Bio Trap systems.

Research Findings

Research carried out by NovaTec Consultants Inc. in 2001 demonstrated that the MEI System could be operated at higher loading rates than would be typical for competing technologies of a similar scale.  Higher loading and less sludge are important for any wastewater treatment system.  This research was performed on the technology that we intend to use when we commence operations.  Troy Vassos, a director of Aquasol, is the President, shareholder and director of NovaTec Consultants Inc.

FUTURE AQUASOL PRODUCTS

We currently do not have any operations or products.  We plan to develop the MEI systems into various products for wastewater treatment applications. In the past, some products have been tested in pilot systems and used in special applications by Aquasol Alberta before it was acquired by the Company.

The primary product of the Company, which is close to commercialization, will be the BioTrap system , or  Immobilized Bioreactor Systems (“IBS”).  IBS was developed for the removal of various nutrients from domestic sewage and various industrial wastewaters.  Each IBS will be customized for a specific application, but they all use the same Aquasol patented technologies.

Individual IBS's will be designed for flows that are as little as 100 gallons per day to as much as 100,000 gallons or greater per day.  Applications range from replacement of conventional home septic systems to traditional wastewater treatment plants for communities and municipalities, as well as other industrial applications.

A pilot system of the IBS was built in 2001. NovaTec Consultants Inc., an environmental engineering company, was contracted to conduct systematic tests, to evaluate the test results and to give an overall detailed report of the technologies, the treatment system and performance of the system in order to optimize criteria for design and operations and to provide related suggestions.  Troy Vassos, a director of Aquasol, is the President, shareholder and director of NovaTec Envirocorp Inc.

NovaTec found that t he treatment results of the Bio Trap system met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.   A group of test data for optimized design and operation of the system have been also obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, was provided by NovaTec Consultants Inc. in September, 2001 ..

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

Biological Nutrient Removal Systems

The biological nutrient removal systems will be self contained, packaged on a larger scale and customized through the integration of Aquasol’s bioreactors.  Large scale and  highly efficient nutrient removal systems can be engineered to remove organics, nitrogen and phosphorus from polluted lakes, rivers, and other water bodies.  We currently do not have any biological nutrient removal systems in use.

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

CORPORATE STRATEGY

We currently do not have any operations or products as of the date of this Registration Statement.  Aquasol intends to concentrate its marketing efforts on the Bio Trap or IBS Systems because the Company sees a need to provide solutions to wastewater disposal problems.  The following are the cornerstones of our strategy: (1) sales to direct end users; (2) licensing of our technology to third parties in markets and regions where Aquasol cannot achieve reasonable returns; (3) joint ventures in China and other markets where we will benefit financially with few resources other than our technology; and (4) acquisition of other companies with complementary technologies.

CORPORATE OBJECTIVES: SHORT TERM

We currently do not have any operations or products.  In the fiscal year that will end on December 31, 2007, management will resume operations on a small scale.  During the next 18 months, the company’s plans are as follows:

(1)

To confirm the test data of the Bio Trap system provided by NovaTec Consultants Inc. in 2001 and those test data will be used for design and manufacture of the Bio Trap systems. This is expected to be completed within 4-6 months of the date hereof.

(2)

To promote and market our technologies and systems in the Chinese market through the use of a part-time marketing promotion employee in Shanghai.

(3)

To find a Chinese manufacturer to produce Bio Trap systems in China. The Company’s management team has commenced discussions with several manufactures in China to produce BioTrap systems in larger quantities.  Manufacture in China will decrease the cost of our products.  Location of the Chinese manufacturer is expected to be completed within 6-8 months from the date hereof.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

RESULTS OF OPERATIONS

The discussion and analysis in this section compare the operating results of the years ended March 31, 2006, 2005 and 2004 and should be read in conjunction with the Consolidated Financial Statements attached hereto.

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

For the fiscal year ended March 31, 2006, the moving and storage expenses were $3,471, compared to $7,790 for the fiscal year ended March 31, 2005.  The decrease was due to relocation of the storage room in 2005.

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

Income

Year Ended March 31, 2006; Year Ended March 31, 2005

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

As confirmed with the principal of Cleanwater, that entity is seeking financing and projects. We have recorded an unamortized discount on this loan of $0 for the year ended March 31, 2006 and $824 for year ended March 31, 2005. As of the date of this report, no principal payment had been received, and we decided to write it off during the period ended December 31, 2005 because Cleanwater is not longer in operation.

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

During the fiscal years ended March 31, 2006 and March 31, 2004, we received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   During the fiscal year ended March 31, 2005, we received $45,000 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   The private placements consisted of the issuance of common shares at a price of $0.03 per common share.  During the fiscal year ended March 31 2006, we used $74,612 of our cash resources for operating activities and received net cash inflows of $0 in financing activities and used $(170) in investing activities.  During the fiscal year ended March 31 2005, we used $31,820 of our cash resources for operating activities and received net cash inflows of $45,000 in financing activities and $920 in investing activities.  During the year ended March 31 2004, we used $57,523 of our cash resources for operating activities and $0 in investing activities and $0 from financing activities

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

(1)

Current Member of the Audit Committee of the Company.

(2)

Troy Vassos was elected a Director of the Company on November 15, 2004.

(3)

Yenyou (Jeff) Zheng received a total of $38,725 during the year ended March 31, 2006 and $26,663 during the year ended March 31, 2005, of which $29,753 was consulting fees (March 31, 2006) and $9,836(March 31, 2005.  A total of $8,972 was for expenses during the year ended March 31, 2006 and $16,827 for the year ended March 31, 2005.  Of the $20,376 received by Mr. Zheng during the year ended March 31, 2004, the entire amount was for reimbursement of expenses.  Dr. Zheng ‘s expenses include travel, cell phone, transportation, and meals for daily operations and promotion of the Company.

(4)

Brigitte M. McArthur was appointed Corporate Secretary of the Company on April 1, 2005.

No other executive officer received direct or indirect compensation from any source for services provided to the Company during the most recently completed financial year.

Outstanding Employee and Director Stock Options as at date of filing of this Registration Statement

There were no incentive stock options issued during the year ended March 31, 2006.  The following table sets forth, as of August 23 , 2006, the granted and outstanding stock options which have been granted to directors, officers, employees and consultants.

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

Management and Consulting Contracts Compensation of Directors

On October 1, 2004 the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company. Dr. Zheng’s responsibilities are to oversee the day to day operations of the Company and to promote Aquasol’s technologies and products.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

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

The members of the audit committee are Ken Cai and Dr. Troy Vassos.  Mr. Cai and Dr. Vassos examine all internal controls of the accounting practices of Aquasol and refine them or amend them to comply with public company disclosure regulations as necessary.  Mr. Cai and Dr. Vassos oversee the corporate accountants in the preparation stages of audit in order to ensure all controls are followed stringently and all disclosure requirements are met.  Mr. Cai has extensive experience as a principal of public companies to provide valuable input as a member of the audit committee.  Dr. Vassos serves as an independent director to provide advice that is separate and apart from the day-to-day operations of the company.  We have not established a remuneration committee.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth, as of August 23 , 2006, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.

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

(5)

Partially owned and controlled by Zhiquan Cai, brother of Ken Cai

(6)

Owned by Zhiquan Cai, brother of Ken Cai

(7)

Father of Ken Cai

(8)

Cousin of Dr. Yenyou Zheng

On October 1, 2004, Aquasol entered into a Cost Sharing Agreement with Minco Mining & Metals Corporation (“Minco”) (the “Cost Share Agreement”).  On July 1, 2006, Aquasol entered into a Cost Sharing Agreement with Minco replacing the original agreement dated October 1, 2004 .. Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation.  Minco entered into an agreement with Guinness Tower Holdings Ltd. and Omers Realty Corporation to lease the premises located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 (the “Premises”).  Minco then entered into the Cost Sharing Agreement with several sub-tenants to share in office expenses for the Premises as more specifically described below.  Aquasol is one of those sub-tenants.

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

The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses.  The company paid $27,367, $26,378 and $29,885 for year of 2006, 2005 and 2004 respectively. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company.

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

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

The Articles of Incorporation authorized the Company to issue 10,000,000,000 common shares with a par value of $0.0001.  On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.  The total issued and outstanding ordinary voting shares are 2,073,995 as of August 23 , 2006.

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

The Company currently has a Stock Option Plan dated April 2, 2005.  Under the Company’s stock option plan, the Company is permitted to grant stock options up to 207,400 common shares representing 10% of the issued and outstanding shares of the Company.  As of May 3, 2006 the Company has granted a total of 200,000 common shares pursuant to the Stock Option Plan.

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

There has been no change in our internal control over financial reporting during the year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.   Our controls and procedures were effective as of March 31, 2006.   There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

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

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

51

Consolidated Balance Sheets

52

Consolidated Statements of Income and Comprehensive Income (Loss)

53

Consolidated Statements of Cash Flows

54

Consolidated Statement of Stockholders’ Equity

55

Notes to Consolidated Financial Statements

56

ITEM 18.

FINANCIAL STATEMENTS

See Item 17

ITEM 19.

EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
2.2	Loan Agreement between the Company and Aquasol EnviroTech (Canada) Ltd. dated April 1, 2000	(*)
4.1	Share Exchange agreement between Aquasol EnviroTech Ltd. and Aquasol EnviroTech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States	(*)
4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)
4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)
4.10	Cost Sharing Agreement dated July 1, 2006	(*)
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*) = previously filed

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

August 23, 2006

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

Consolidated Balance Sheets

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