Form 20-F/A
period 2006-03-31
AQUASOL ENVIROTECH LTD
filed 2006-09-18
CIK 1336655

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

ABOUT MARKET RISK

44

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

44

PART II

44

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

44

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  44

ITEM 15.

CONTROLS AND PROCEDURES

44

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

45

PART III

46

ITEM 17.

FINANCIAL STATEMENTS

46

Consolidated Statements of Cash Flows

48

ITEM 18.

FINANCIAL STATEMENTS

49

ITEM 19.

EXHIBITS

49

“Moen and Company LLP”

52

Basis of presentation

57

Principle of consolidation

57

Use of estimates

58

Concentration of credit risk

58

Cash and cash equivalents

58

Income taxes

58

Property and equipment and depreciation

60

Revenue recognition

61

Financial instruments

61

Foreign currency translation adjustments

62

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

C.

Auditors

The Company’s auditors are Moen and Company, Chartered Accountants, located at Suite 1400 – 701 West Georgia St., Vancouver, British Columbia, Canada V7Y 1C6. Moen and Company, Chartered Accountants have been the Company’s auditor since March 2002.

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

The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US $1.1158 at September 14, 2006).

Year Ended March 31 2006 2005 2004 2003	Average 1.19 1.28 1.35 1.55	Period End 1.17 1.31 1.31 1.47	High 1.27 1.39 1.48 1.60	Low 1.13 1.77 1.27 1.47
2002	1.56	1.60	1.61	1.51

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
August 2006	1.1312	1.1099
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991
May 2006	1.1232	1.0995
April 2006	1.1718	1.1203
March 2006	1.1722	1.1320

A.

Selected Financial Information

The selected historical financial information presented in the table below for each of the years ended March 31, 2006, 2005, and 2004 is derived from the audited consolidated financial statements of the Company, which are included in this Registration Statement.  Financial data for 2000, 2001, and 2002 have been omitted as there are no audited financial statements in accordance with U.S.GAAP for those years, and there is no basis for the consolidation of the audited financial statements prior to 2003 because the operating Company, Aquasol EnviroTech (Canada) Ltd., did not become a wholly owned subsidiary until the 2003 fiscal year.

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

B.

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of September 15, 2006.

As at September 15, 2006
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

Dr. Jeffrey Zheng was a director of Bralorne Mining Corporation, a SEC reporting issuer.  Brigitte McArthur is an officer of Minco Mining & Metals Corporation and Minco Silver Corporation, both of which are TSX Listed Companies Minco Mining & Metals Corporation is also listed on AMEX and is a 20-F Registrant.

Messrs. Cai and Zheng were the sole directors and officers of Goldstrike Inc., which subsequently entered into a reverse merger.  Mr. Cai is President, CEO and director of Minco Mining & Metals Corporation which was a shell company that subsequently entered into a reverse merger.  Mr. Zheng was the President and a director of Bralorne Miing Corporation.

All companies referenced are independent from Aquasol and are not affiliated with the Company.  All of the companies referenced above have no operations or products.

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

On March 26, 2000, the Company entered into a share exchange to acquire Aquasol Technologies, Inc., a Canadian corporation (“Aquasol Alberta”).  The Company issued 1,416,301 pre-split shares of common stock to the shareholders of Aquasol Alberta in exchange for 100% of the issued and outstanding shares of Aquasol Alberta.  At the time of the share exchange Aquasol Alberta owned tools, valued at approximately $142, which were transferred to the Company after the share exchange and did not have any other assets.   The Company purchased Aquasol Alberta in order to utilize its customer base to market the Company’s wastewater technologies in Alberta. Aquasol Alberta engaged in a few small wastewater treatment projects in Alberta using unpatented technologies similar to those used by the Company.  Aquasol Alberta discontinued operations in 2001 as there was no market in Alberta for its products.   Aquasol Alberta was incorporated in 1996.  It was an environmental company in the area of wastewater treatment and recycling.  It used biological technologies which were similar to the current Aquasol technologies but were unpatented.  The Company has not had operations since 2001.

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

B.

Business Overview

GLOSSARY OF TERMS

BOD	Biochemical Oxygen Demand
Denitrification	Bacterial conversion of nitrate to nitrite and then to nitrogen gas in the absence of oxygen
GPD	Gallons per day
IBS	Immobilized Bioreactor Systems
metabolites	Substances produced by biological processes
MicroEntrap Immobilization System	Refers to Aquasol’s technologies to design and manufacture bioreactors for the treatment and re-use of wastewater using a biological method.
Nh3-N	Ammonia nitrogen
Nitrification	Bacterial conversion of ammonia to nitrite and to nitrate in the presence of oxygen
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

Biomedia

Our Biomedia, together with special immobilization techniques, increases bacterial density and creates an ideal microenvironment for bacteria to work efficiently. We have designed different types of biomedia, each specific to one particular type of microorganism, i.e. bacteria.  This research was started by Dr. Mao with Aquasol Alberta before he joined the Company in 2000.

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

The primary product of the Company, which is close to commercialization, will be the BioTrap system, or Immobilized Bioreactor Systems (“IBS”).  IBS was developed for the removal of various nutrients from domestic sewage and various industrial wastewaters.  Each IBS will be customized for a specific application, but they all use the same Aquasol patented technologies.

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

NovaTec found that the treatment results of the Bio Trap system met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.  A group of test data for optimized design and operation of the system have been also obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, was provided by NovaTec Consultants Inc. in September 2001.

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

Outstanding Employee and Director Stock Options as at date of filing of this Registration Statement

There were no incentive stock options issued during the year ended March 31, 2006.  The following table sets forth, as of September 15, 2006, the granted and outstanding stock options which have been granted to directors, officers, employees and consultants.

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

Management and Consulting Contracts Compensation of Directors

On October 1, 2004 the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng will receive a total of CDN$3,000 per month for services rendered to the Company. Dr. Zheng’s responsibilities are to oversee the day-to-day operations of the Company and to promote Aquasol’s technologies and products.  All reasonable expenses for travel and promotion of the Company are also paid under the consulting agreement with Dr. Zheng.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth, as of September 15, 2006, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.

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

(5)

Partially owned and controlled by Zhiquan Cai, brother of Ken Cai

(6)

Owned by Zhiquan Cai, brother of Ken Cai

(7)

Father of Ken Cai

(8)

Cousin of Dr. Yenyou Zheng

On October 1, 2004, Aquasol entered into a Cost Sharing Agreement with Minco Mining & Metals Corporation (“Minco”) (the “Cost Share Agreement”).  On July 1, 2006, Aquasol entered into a Cost Sharing Agreement with Minco replacing the original agreement dated October 1, 2004. Mr. Ken Cai is the President, CEO and a Director of Minco Mining & Metals Corporation.  Minco entered into an agreement with Guinness Tower Holdings Ltd. and Omers Realty Corporation to lease the premises located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 (the “Premises”).  Minco

then entered into the Cost Sharing Agreement with several sub-tenants to share in office expenses for the Premises as more specifically described below.  Aquasol is one of those sub-tenants.

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

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

The Articles of Incorporation authorized the Company to issue 10,000,000,000 common shares with a par value of $0.0001.  On September 21, 2004, a special resolution adopted by the Company approved a 1:20 reverse stock split of the Company’s common stock.  For each twenty (20) shares, one new share of common stock was issued.  Before the reverse split, the Company had 11,479,900 shares issued and outstanding.  After the reverse split, the Company had 573,995 shares issued and outstanding.  All references to common stock in this document refer to post-split shares, unless otherwise designated.  The total issued and outstanding ordinary voting shares are 2,073,995 as of September 15, 2006.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

E.

DIVIDEND AND PAYING AGENTS

We do not pay dividends on any of our issued shares and do not have a dividend paying agent

F.

STATEMENT OF EXPERTS

The engineering report of NovaTec Consultants of 224 West 8th Ave., Vancouver, British Columbia, Canada, V5Y 1N5 with respect to the results of our test unit at Mamquam Wastewater Technology Testing Facility dated September 2001 is included herein as Exhibit 4.9 to this Registration Statement. Dr. Vassos, the founder and President of NovaTec Consultants and a director of Aquasol, holds a bachelor or Applied Science degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution.

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

ITEM 15.

CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of March 31, 2006 were designed to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.  As of March 31, 2006, the CEO and CFO have also concluded that our disclosure controls and procedures were designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  As of March 31, 2006, the CEO and

CFO also concluded that our disclosure controls and procedures were effective to provide reasonable assurance of the achievement of these objectives.

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

September 15, 2006

MOEN AND COMPANY LLP CHARTERED ACCOUNTANTS

Member:

Canadian Institute of Chartered Accountants

Institute of Chartered Accountants of British Columbia

Institute of Management Accountants (USA) (From 1965)

Registered with:

Public Company Accounting Oversight Board (USA) (PCAOB)

Canadian Public Accountability Board (CPAB)

Canada  - British Columbia Public Practice License

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

AQUASOL ENVIROTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

(A Development State Enterprise)

(Expressed in US Dollars)

	Accumulated From
	Inception Date of
	February 3, 2000		Year Ended March 31
	to March 31, 2006	2006	2005	2004

Net income (loss) from continuing operations	$(1,327,757)	$(120,209)	$(100,545)	$(73,988)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Depreciation	44,710	1,254	9,992	10,448
Accumulated foreign currency translation adjustments	86,474	26,398	57,230	-
Discount loan receivable at current rate		(1,685)	824	861
Shares issued for subsidiary	142	-	-	-
Shares issued for finders fee	1	-	-	-
Bad debt	-	20,000	-	-
Changes in operating assets and liabilities, net of
effects from acquired companies
Accounts receivable	(5,902)	(15)	(2,277)	24,622
Prepaid expenses and deposits	-	1,621	(1,621)	1,376
Accounts payable and accrued liabilities	11,367	(1,976)	4,577	545

Net cash provided by (used in) operating activities	(1,190,965)	(74,612)	(31,820)	(36,136)
Financing activities
Issuance of shares for cash	1,528,208	-	45,000	-
Net cash provided by (used in) financing activities	1,528,208	-	45,000	-
Investing activities
Property and equipment	(48,383)	(170)	920	-

Net cash provided by (used in) investing activities	(48,383)	(170)	920	-

(decrease) during the year	288,860	(74,782)	14,100	(36,136)

beginning of the year	-	363,642	349,542	385,678

end of the year	$288,860	$288,860	$363,642	$349,542

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

Note 4.

PROPERTY AND EQUIPMENT

-1.#QNAN		Accumulated
	Cost	Depreciation	*
Computer equipment	$23,114	$22,946	$168
Furniture and fixtures	9,990	8,428	1,562
Machinery	15,279	13,336	1,943

Total	$48,383	$44,710	$3,673

-1.#QNAN		Accumulated
	Cost	Depreciation	*
Computer equipment	$23,114	$22,874	$240
Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777

Total	$48,213	$43,456	$4,757

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 4.

PROPERTY AND EQUIPMENT (cont’d)

-1.#QNAN		Accumulated
	Cost	Depreciation	*
Computer equipment	$23,114	$15,994	$7,120
Furniture and fixtures	9,820	6,819	3,001
Machinery	15,279	10,651	4,628
Vehicle	3,682	2,762	920
Total	$51,895	$36,226	$15,669

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

Note 8. INCOME TAXES

The Company has losses carried forward to future years of $1,327,757 as follows:

There are no current or deferred tax expenses for the year ended March 31, 2006, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period.   Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

	*	*	*
	2005	2005	2004
Deferred tax assets	$451,437	$410,566	$376,381
Valuation allowance	(451,437)	(410,566)	(376,381)
Net deferred tax assets	$-	$-	$-

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2006, 2005 and 2004

(Expressed in US Dollars)

Note 8. INCOME TAXES (cont’d)

Reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended March 31, 2006, 2005, and 2004 is as follows:

		*
	2006	2005	2004
Statutory federal income tax rate	0.3%	0.3%	0.3%
Valuation allowance	-0.3%	-0.3%	-0.3%
Effective income tax rate	0.0%	0.0%	0.0%

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