Form 20-F
period 2007-03-31
AQUASOL ENVIROTECH LTD
filed 2007-09-04
CIK 1336655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2007

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

[X]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report:  March 31, 2007

For the transition period from

 to

Commission File Number 000-51625

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

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of March 31, 2007:  2,073,995

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

Yes [X]

No [  ]

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

INFORMATION ON THE COMPANY

11

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

ITEM 8

FINANCIAL INFORMATION

31

ITEM 9.

THE OFFER AND LISTING

32

ITEM 10.

ADDITIONAL INFORMATION

32

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES  ABOUT MARKET RISK

40

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

40

PART II

40

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

40

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  40

ITEM 15.

CONTROLS AND PROCEDURES

40

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

41

PART III

42

ITEM 17.

FINANCIAL STATEMENTS

42

ITEM 18.

FINANCIAL STATEMENTS

44

ITEM 19.

EXHIBITS

44

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report which are not statements of historical fact are what are known as "forward-looking statements," which are basically statements about the future. For that reason, these statements involve risk and uncertainty because no one can accurately predict the future. Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like, often identify such forward looking statements but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to our present and future operations and statements which express or imply that such present and future operations will or may produce revenues, income or profits. In evaluating these forward-looking statements, you should consider various factors, including those described in this annual report under the heading "Risk Factors." These and other factors may cause our actual results to differ materially from any forward-looking statement.  We caution you not to place undue reliance on these forward-looking statements.  Although we base these forward-looking statements on our expectations, assumptions, and projections about future events, actual events and results may differ materially, and our expectations, assumptions, and projections may prove to be inaccurate. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and Senior Management

In this annual report, the terms “we,” “us”, “our,” “the Company,” and “Aquasol” refer to Aquasol EnviroTech Ltd. and its subsidiaries unless the context otherwise requires. The following table sets forth as of March 31, 2007 the names, business addresses and functions of the Company’s directors and senior management.

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

C.

Auditors

The Company’s current auditors are Child, Van Wagoner & Bradshaw, PLLC, located at 5296 South Commerce Drive, Suite 300, Salt Lake City, Utah 84107-5370.  Child, Van Wagoner & Bradshaw, PLLC has been the Company’s auditor since May 28, 2007.   From March, 2002, until July, 2006,  the Company’s auditor was Moen and Company, Chartered Accountants, located at Suite 1400 – 701 West Georgia St., Vancouver, British Columbia, Canada V7Y 1C6.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

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

The following table sets forth information as to the average period end, high and low exchange rate for converting the US Dollar to the Canadian Dollar for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (US Dollar = CAN $1.05853 at August 30, 2007).

Year Ended March 31 2007 2006 2005 2004 2003	Average 1.14 1.19 1.28 1.35 1.55	Period End 1.16 1.17 1.31 1.31 1.47	High 1.19 1.27 1.39 1.48 1.60	Low 1.09 1.13 1.77 1.27 1.47

The following table sets out the high and low exchange rate for the US dollar to the Canadian dollar each month during the previous six months:

Month	High	Low
August 2007	1.08680	1.04620
July 2007	1.06990	1.03400
June 2007	1.07570	1.04610
May 2007	1.11970	1.06870
April 2007	1.15960	1.11270
March 2007	1.18240	1.14980

A.

Selected Financial Information

The selected historical financial information presented in the table below for each of the years ended March 31, 2007, 2006, and 2005 is derived from the audited consolidated financial statements of the Company, which are included in this annual report.

The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this annual report.

The selected consolidated financial data has been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

Selected Financial Data (US GAAP)

	Fiscal Year ended March 31, 2007 (in US$)	Fiscal Year ended March 31, 2006 (in US$)	Fiscal Year ended March 31, 2005 (in US$)
Net Operating Revenue	Nil	Nil	Nil
Depreciation	$ 751	$ 1,254	$ 9,992
General and Administrative Expenses	$ 133,177	$ 133,646	$ 102,788
Loss From Operations	$(133177)	$(133,646)	$(102,788)
Net income (loss)	$(126,344)	($120,209)	($100,545)

Income (Loss) per common share	($0.06)	($0.06)	($0.16)
Diluted income (loss) per common share	($0.06)	($0.06)	($0.16)
Total assets	$ 186,340	$ 298,435	$ 394,222
Net assets	$ 181,392	$ 287,068	$ 380,879
Long term debt	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil
Deficit	($1,454,101)	($1,327,757)	($1,207,548)
Capital stock	$ 1,528,351	$ 1,528,351	$ 1,528,351
Weighted average number of common shares Basic & Diluted	2,273,995	2,273,995	636,495

B.

Capitalization and Indebtedness

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

Risk Factors

Risks Relating to Our Company

We have had no operations for the past six years. We may not achieve profitability, and we may discover problems with our business model.  The Company is considered to be a shell company.

Since 2001, we have not had any operations or products.  We may not be able to pursue our business plan or achieve our business objectives.  We do not have an operating history upon which investors may rely.  Moreover, we have no commercially viable products at this time.  The validity of our technology, as described below, is based upon testing done in 2001 by a related party.  We have limited financial resources, with no guarantees that sufficient funding will be available for future development.  We may not be able to obtain adequate financing or financing on favorable terms in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of our projects.  The Company is considered to be a shell company.

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

Messrs. Cai and Zheng were the sole directors and officers of Goldstrike Inc., which subsequently entered into a reverse merger.  Mr. Cai is President, CEO and director of Minco Mining & Metals Corporation, which was a shell company that subsequently entered into a reverse merger.  Mr. Zheng was the President and a director of Bralorne Mining Corporation.

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

Our shares have been approved for trading on the Over-the-Counter Bulletin Board under the trading symbol AQEVF, but there is no current trading market for our Common Shares, and there can be no assurances that a trading market will develop.  If such a trading market does develop, it will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks."  Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock as long as it is subject to the penny stock rules. In addition, holders of our shares may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000.  On March 2, 2000, a total of 6,583,599 pre-split common shares were issued at a price of $0.0001 per common share.  The shares were issued as follows: i) Tenfei Corporation was issued 2,003,087 pre-split common shares; ii) Bing Zhang was issued 454,771 pre-split common shares; iii) Cairich Capital Inc. was issued 1,625,741 pre-split common shares; iv) Keystone EnviroTech Inc. was issued 2,500,000 pre-split common shares.

On March 26, 2000, the Company entered into a share exchange to acquire Aquasol Technologies, Inc., a Canadian corporation (“Aquasol Alberta”).  The Company issued 1,416,301 pre-split shares of common stock to the shareholders of Aquasol Alberta in exchange for 100% of the issued and outstanding shares of Aquasol Alberta.  At the time of the share exchange Aquasol Alberta owned tools, valued at approximately $142, which were transferred to the Company after the share exchange and did not have any other assets.   The Company purchased Aquasol Alberta in order to utilize its customer base to market the Company’s wastewater technologies in Alberta. Aquasol Alberta engaged in a few small wastewater treatment projects in Alberta using unpatented technologies similar to those used by the Company.  Aquasol Alberta discontinued operations in 2001, as there was no market in Alberta for its products.   Aquasol Alberta was incorporated in 1996.  It was an environmental company in the area of wastewater treatment and recycling.  It used biological technologies which were similar to the current Aquasol technologies but were unpatented.  The Company has not had operations since 2001.

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

The Company had general and administrative expenses (excluding depreciation) of $92,796 in 2005, $132,392 in 2006 and $132,426 in 2007 which were used for legal, consulting, promotion, travel and office fees. The company had no or nominal capital expenditures during the years ended March 31, 2005, 2006 and 2007.  The Company raised money through a series of private placements and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.  The Company stopped research, development, manufacturing and marketing activities in 2002, but it still maintains an office for reorganization of the Company, the search for new partners, and promotion in the Chinese market.  Dr. Zheng has spent 80% of his time working for the Company.  The Company shares a receptionist, accountant and secretary with Minco Mining & Metals Company.

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

We have acquired the rights for a technology, referred to as the MicroEntrap Immobilization (“MEI”) System, from Dr. Huazhong Mao, former Director and CTO of the company, who invented it.  On February 1, 2000, we purchased the rights from Dr. Huazhong Mao through the issuance of stock.  The MEI system is used for wastewater treatment and reuse.  The MEI system utilizes three technologies which are the Superator, Biomedia and Bacteria.  All three system technologies have been patented.  The ownership of the patents was transferred to the Company by Huazhong Mao in exchange for the issuance of 2,003,087 pre-split common shares to Tenfei Corporation, which is controlled by Huazhong Mao.  Therefore, upon the completion of the issuance of the 2,003,087 common shares, the Company obtained complete ownership of the MEI System and Technologies.  The MEI System is a two-stage water treatment system consisting of an anaerobic chamber followed by a highly oxygenated aerobic chamber.  The treatment system accelerates natural biological processes to renovate wastewater while generating minimal biological solids without the use of chemicals.  The MEI System requires a low capital investment, has low operating costs and sludge production, and can be operated within self-contained units.  We will also offer stand-alone aeration equipment, digestion technology, and complete wastewater treatment systems.

We have developed the MEI system which can be used for wastewater treatment and reuse. The system uses biological methods, i.e. using bacteria to remove organic contamination in wastewater. The advantages of the system over the existing technologies in the current market are lower operating cost, less sludge production, smaller volume within self-contained units, and higher treatment efficiency. We plan to first manufacture small systems, the Bio Trap, specifically designed for wastewater treatment application in residences and restaurants and then to sell licenses or merge with other companies to achieve our sales.

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

NovaTec found that the treatment results of the Bio Trap system met and surpassed the secondary disposal and re-use standards set by the U.S. EPA.  A group of test data for optimized design and operation of the system have also been obtained.  The full report on the Aquasol test unit at the Mamquam, Squamish Wastewater Technology Testing Facility, was provided by NovaTec Consultants Inc. in September 2001.

Other prototype products Aquasol plans to develop are as follows:

Industrial Wastewater Treatment Systems

We intend to design Aquasol’s industrial wastewater treatment system to treat different types of industrial wastewater generated from such facilities as pulp and paper plants, food processing plants, breweries and distilleries, the beverage industry, fertilizer plants, hospitals, etc.  We currently do not have any industrial wastewater treatment systems in use.  We currently do not have any operations or products as of the date of this annual report.

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

Industrial/Commercial

There are numerous applications for Aquasol’s systems.  Each application has its own particular requirements.  As a result, an Aquasol system would be specifically designed to meet each particular need.  While the sales time for each of these applications is expected to be similar to that of a multiple-

home development, the advantages of working with these applications for Aquasol would be: (1) Their wastewater is an understood cost of their application.  As a result they understand they must treat it and have appropriate budgets to do so. (2) They are constantly looking for better technology as they are forced to meet more stringent standards. (3) Aquasol can increase their profitability by decreasing their operating and capital costs. (4)They are Aquasol’s best advertisers.  They are in constant communication with each other when it comes to safety and environmental applications.  As a result, a success in these industries opens the doors for many more applications.

CORPORATE STRATEGY

We currently do not have any operations or products as of the date of this annual report.  In the event Company management determines that it is in the best interests of the Company to develop its waste water treatment business, it is contemplated that Aquasol will concentrate its marketing efforts on the Bio Trap or IBS Systems because the Company sees a need to provide solutions to wastewater disposal problems.  In such event, the following will be expected to be the cornerstones of our strategy: (1) sales to direct end users; (2) licensing of our technology to third parties in markets and regions where Aquasol cannot achieve reasonable returns; (3) joint ventures in China and other markets where we will benefit financially with few resources other than our technology; and (4) acquisition of other companies with complementary technologies.

CORPORATE OBJECTIVES: SHORT TERM

We currently do not have any operations or products.  In the fiscal year that will end on March 31, 2008, management will make a determination as to whether to seek to resume small scale operations in the waste water treatment business or to seek other business opportunities.

CORPORATE OBJECTIVES: LONG TERM

Aquasol’s long-term goal is to achieve long-term growth either through capturing a significant market share in the global environmental market by using its patented technologies in wastewater management, or through completing a business combination transaction with another business which management determines has significant potential for growth.

To become a recognized environmental company, we will require additional technologies to complement our present selection.  We anticipate these technologies would be acquired through a combination of acquisitions, research and development, licensing and joint venture operations.  Through a combination of technologies, we seek to be able to design and sell complete wastewater treatment systems to large customers such as food processing plants and industrial production sites.

In the event management elects to seek long-term growth through a business combination transaction, the Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, in such circumstances, may acquire any type of business.

As of this date, the Company has not entered into any definitive agreement with any party, nor have there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company. In the event the Company elects to pursue a business combination transaction, it will have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, it is expected that  the Company would consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c) Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h) Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company’s limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C.

ORGANIZATIONAL STRUCTURE

We currently have one wholly-owned subsidiary which is Aquasol EnviroTech (Canada) Ltd.  Aquasol EnviroTech (Canada) Ltd. is a British Columbia, Canada Corporation.  The registered office of Aquasol EnviroTech (Canada) Ltd. is located at Suite 1980, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9.  The Company had a subsidiary in the Province of Alberta, Canada (“Aquasol Alberta”).  Aquasol Alberta was incorporated on June 19, 1997 under the name of Noralta Technologies Corporation and subsequently changed its name to Aquasol Technologies Inc.  Aquasol Alberta discontinued its operations in Alberta, Canada in 2001.  On May 20, 2005, the Company dissolved Aquasol Alberta because that subsidiary sold all of its assets to the Company.  As of the date of this annual report, Aquasol Alberta is no longer an active company.

D.

PROPERTIES, PLANTS AND EQUIPMENT

We do not own any real property or buildings.  We own machinery related to the research and development of our patented wastewater recycling technology, furniture, fixtures, and computer equipment, which includes hardware tools, old computers, parts including pipes and biomedia etc., furniture and test units.

The value of these items are disclosed in the audited financial statements which form part of this annual report. The equipment is located in storage located at Unit 109 – 556 Minoru Boulevard Richmond, British Columbia, V6X 2A9 Canada.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

RESULTS OF OPERATIONS

The discussion and analysis in this section compare the operating results of the years ended March 31, 2007, 2006, and 2005 and should be read in conjunction with the Consolidated Financial Statements attached hereto.

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

Expenses

Year Ended March 31, 2007 Compared to the Year Ended March 31, 2006

Professional fees for the fiscal year ended March 31, 2007 were $39,774, compared to $23,541 for the fiscal year ended March 31, 2006.  The increase was due to an increase in audit fees and an increase in legal fees relating to completion of the Company’s 20-F filing with the SEC.

Consulting fees for the fiscal year ended March 31, 2007 were $31,596, compared to $35,463 for the fiscal year ended March 31, 2006.  The decrease was not a significant item.

Travel and promotion expenses were $10,686 for the fiscal year ended March 31, 2007, while they were $9,983 for the fiscal year ended March 31, 2006.  This was not a significant change.

Salary and benefit costs for the fiscal year ended March 31, 2007 were $6,025, compared to $13,522 for the fiscal year ended March 31, 2006.  The decrease was due to more limited business activities during the fiscal year ended March 31, 2007.

Rent and utility expenses were $11,522 for the fiscal year ended March 31, 2007, compared to $9,962 for the fiscal year ended March 31, 2006.

Depreciation for the fiscal year ended March 31, 2007 was $751, compared to $1,254 for the fiscal year ended March 31, 2006.

Office and miscellaneous expenses during the fiscal year ended March 31, 2007 were $15,161, compared to $10,873 for the fiscal year ended March 31, 2006.  The increase was the result of purchase of new office equipment.

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

Travel and promotion expenses were $9,983 for the fiscal year ended March 31, 2006, while they were $18,704 for the fiscal year ended March 31, 2005.  This reduction was the result of less business travel during the year period.

Salary and benefit costs for the fiscal year ended March 31, 2006 were $13,522, compared to $8,847 for the fiscal year ended March 31, 2005.  The increase was the result of purchase of medical insurance for the Company’s President.

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

Income

Year Ended March 31, 2007 Compared to the Year Ended March 31, 2006

During the fiscal year ended March 31, 2007, the company incurred a loss of $126,344.  During the fiscal year ended March 31, 2006, the company incurred a loss of $120,209. The increased loss for the fiscal year ended March 31, 2007 was due primarily to an increase in expenses, as discussed above.

During the fiscal year ended March 31, 2007, Aquasol had non-operating income of $6,833, compared to non-operating income of $13,437 in the fiscal year ended March 31, 2006.

Year Ended March 31, 2006; Year Ended March 31, 2005

During the fiscal year ended March 31, 2006, the company incurred a loss of $120,209.  During the fiscal year ended March 31, 2005, the company incurred a loss of $100,545.

During the fiscal year ended March 31, 2006, Aquasol had non-operating income of $13,437, compared to non-operating income of $3,067 in the fiscal year ended March 31, 2005. The increase was due to receipt of interest income.

The following table is a summary of the above:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005

Net income (loss)	($126,344)	($120,209)	($100,545)

Non-operating income	6,833	13,437	3,067

Consulting Fees	31,596	35,463	16,617

Professional Fees	39,774	23,541	25,781

Rent and Utilities	11,522	9,962	10,689

Depreciation	751	1,254	9,992

Salaries and Benefits	6,025	13,522	8,847

Travel and Promotion	10,686	9,983	18,704

Office and miscellaneous	15,161	10,873	10,821

B.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the receipt of funds from the Industrial Research Assistance Program (“IRAP”) granted by the Government of the Province of British Columbia, Canada.  We currently do not have any operations or products. We have no revenue from the exploitation of our products to date and do not anticipate product revenues in the foreseeable future.  We do not have adequate working capital for the next 12 months in the event management elects to proceed with development of the Company’s wastewater treatment business.  Therefore, if management elects to proceed with activities related to development of our wastewater treatment business we will be required to seek additional working capital.  We have no loan agreements or other current financing plans to raise additional capital.  The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of the Company’s development programs and its future acquisition of products and projects.

On August 30, 2002, we entered into a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation.  Pursuant to the Agreement, we lent $20,000 to Cleanwater in two installments, $5,000 on May 3, 2002 and $15,000 on September 3, 2002, for a period of 120 calendar days.  This loan was made because Clearwater and Aquasol were in the same business and both desired to promote technologies and products in the Chinese market.  The loan amount of $20,000 was not material to our operations.  At the time, the Company wanted Cleanwater to promote the technologies in the Chinese market, in conjunction with the Company.  Cleanwater did not have the funds for this marketing so the Company loaned them money.  The loan has not been repaid, and therefore interest will accrue at a rate of 4.5% per annum or the prime rate set by HSBC banking corporation, whichever is the higher rate, until the loan is fully repaid, or the amount is otherwise realized.  In consideration and as collateral for this loan agreement,

Cleanwater agreed to grant us a security interest in its assets until the loan is paid in full, which assets include furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions worldwide, contracts and securities.

As of March 31, 2006, management recorded an allowance for this doubtful loan and accordingly recorded a bad debt charge to income of $20,000 in the period ended March 31, 2006.

During the fiscal years ended March 31, 2007 and 2006, we received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   During the fiscal year ended March 31, 2005, we received $45,000 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   The private placements consisted of the issuance of common shares at a price of $0.03 per common share.  During the fiscal year ended March 31, 2007, we used $127,866 of our cash resources for operating activities, received net cash inflows of $0 in financing activities, and used $0 in investing activities.  During the fiscal year ended March 31, 2006, we used $101,010 of our cash resources for operating activities and received net cash inflows of $0 in financing activities and used $(170) in investing activities.  During the fiscal year ended March 31, 2005, we used $89,050 of our cash resources for operating activities and received net cash inflows of $45,000 in financing activities and $920 in investing activities.

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

Please refer to Exhibits 4.5, 4.6, 4.7 and 4.8.

The Company did not carry out any research and development activities in the last six years because the Company has not had operations since 2001.

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

NAME	AGE	POSITION	DATE OF APPOINTMENT

Ken Z. Cai	43	Chairman, Chief Executive Officer, and Director	March 2, 2000

Yenyou (Jeff) Zheng	49	President, Chief Financial Officer, and Director	November 9, 2001

Troy Vassos	51	Director	November 30, 2004

Brigitte M. McArthur	43	Corporate Secretary	April 1, 2005

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

Dr. Troy Vassos

Director

Dr. Vassos has served as a director of the Company since November 2004.  Dr. Vassos founded NovaTec Consultants Inc. (“NCI”) in 1984 and has served NCI as an employee and director since that time.  He has served as President since 1992.  Dr. Vassos is also a director and shareholder of NovaTec Envirocorp Inc. (NEI), the parent company of NCI.  He has acted as President of that company since 1992.  He is also the president and director of Envirologic Technologies Inc. and Enviro Innovations Inc.  Dr. Vassos holds a Bachelor of Applied Science degree in Civil Engineering from the University of British Columbia (1979) and a Masters of Engineering (1983) and Doctorate (1986) in Environmental Engineering from the same institution.  Dr. Vassos is a Member of the Environmental Engineering Application Review Committee, Board of Examiners of Environmental Engineers and Geoscientists of Manitoba, in addition to being an active member at the committee level in numerous technical organizations including the British Columbia Water and Wastewater Association:  Canadian Association on Water Quality (CAWQ); Canadian Council of Professional Engineers (CCPE) Environmental Committee’ International Water Association’ inter-American Association for Environmental Quality (AIDIS-Canada); National Onsite Wastewater Recycling Association (NOWRA); Water Environment Federation’ and has served as an advisor to the United Nations Environmental Program – International Environmental Technology Centre  in Osaka Japan.  Dr. Vassos has been the president of the Centre for Sustainable Communities Canada since 2003.  Mr. Vassos devotes approximately 10% of his time to the Company’s business.

Brigitte M. McArthur

Corporate Secretary

Ms. McArthur has been the Company’s corporate secretary since April 2005.  Ms. McArthur has been a self-employed consultant since 1999, providing administration and regulatory compliance services to public companies and private companies.  She has served as the corporate secretary of Minco Mining and Metals Corporation and of Minco Silver Corporation since April 2005.  Ms. McArthur was the corporate secretary of Tranzcom China Security Networks, Inc. from April 2005 to January 2006.  She also served as the corporate secretary of Crosshair Exploration and Mining Corporation from May 2004 to February 2005 and of Target Exploration and Mining Corp. from May 2004 to February 2005.  From 2003 to 2004, Ms. McArthur served as the corporate secretary of Cabo Mining.  She served as a director, corporate secretary and treasurer of Essendon Solutions, Inc. from July 2000 to September 2003.  Ms. McArthur devotes approximately 10% of her time to the Company’s business.

B.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended March 31, 2007, for service to the Company in all capacities, was $46,577.  Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION TABLE

The following table sets forth executive compensation for fiscal years ended March 31, 2007,  2006 and  2005.  We have not paid any salaries or bonuses to any of our officers from our inception through the date hereof. We refer to all of these officers collectively as our "named executive officers."

Summary Compensation Table

Name And Principal Position	Fiscal year Ended March 31	Salary	Bonus	Stock Awards ($)	Securities Underlying Options	Options Awards (Value of Options) ($) (5)	Total Compensation

Ken Cai, Chairman, & Director (1)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 60,000 Nil	Nil 300.00 Nil	Nil Nil Nil

Yenyou (Jeff) Zheng President, CFO, & Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 60,000 Nil	Nil 300.00 Nil	46,577(3) 38,725 (3) 26,663 (3)

Brigitte M. McArthur Corporate Secretary (4)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 20,000 Nil	Nil 100.00 Nil	Nil Nil Nil

(1)

Current Member of the Audit Committee of the Company.

(2)

Troy Vassos was elected a Director of the Company on November 15, 2004.

(3)

Yenyou (Jeff) Zheng received a total of $46,577 during the year ended March 31, 2007, of which $ 31,320 was consulting fees and $15,257 was for reimbursement of expenses including travel, cell phone, transportation and meals for promotion of the Company.  During the year ended March 31, 2006, he received $38,725, of which $29,753 was consulting fees and $8,972 was for reimbursement of expenses.  During the year ended March 31, 2005, he received $26,663, of which $9,836 was consulting fees and $16,827 was for reimbursement of expenses.

(4)

Brigitte M. McArthur was appointed Corporate Secretary of the Company on April 1, 2005.

We have no written employment agreements with our officers and directors.  Compensation was determined after discussion about expected time commitments, remuneration paid by comparable organizations and the flexibility provided to the Company by not having extended terms and other terms typical of employment agreements.  We have no plans or packages providing for compensation of officers after resignation or retirement.

Outstanding Employee and Director Stock Options

The following table demonstrates the outstanding equity awards at the end of the March 31, 2007 fiscal year:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable	Unexercised In-the-Money Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Option Exercise Price ($)	Option Expiration Date
Yenyou (Jeff) Zheng	Nil	Nil	24,000/36,000	60,000/0	$0.10	4/2/2010
Ken Cai	Nil	Nil	24,000/36,000	60,000/0	$0.10	4/2/2010
Troy Vassos	Nil	Nil	24,000/36,000	60,000/0	$0.10	4/2/2010
Brigitte M. McArthur	Nil	Nil	8,000/12,000	20,000/0	$0.10	4/2/2010

Outstanding Warrants from Previous Private Placements

There are no outstanding warrants from previous private placements.

Defined Benefit or Actuarial Plan Disclosure

We have no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

We do not presently have any outstanding employment contracts.

Director Compensation

We do not currently compensate our directors for their services as directors. Directors are reimbursed for their reasonable out-of-pocket expenses incurred with attending board or committee meetings.

The following table provides summary information concerning compensation awarded to, earned by, or paid to any of our directors for all services rendered to the Company in all capacities for the fiscal year ended March 31, 2007.

Name	Salary/Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total Compensation (1)

Yenyou (Jeff) Zheng	--	--	--	--	--	--	--
Ken Cai	--	--	--	--	--	--	--
Troy Vassos	--	--	--	--	--	--	--

(1) This total does not reflect the amounts paid to directors who are also officers.  See the Executive Compensation table above.  No Directors were paid for their services as directors.

Management and Consulting Contracts Compensation of Directors

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth, as of March 31, 2007, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.

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

The cost sharing is based on a percentage for expenses such as rent, corporate secretarial and communication expenses.  The company paid $19,468, $16,457 and $26,378 for the years of 2007, 2006 and 2005, respectively. The expenses paid are comparable to that which would have been paid for services rendered by unaffiliated parties.

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

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the year ended March 31, 2007 (in US dollars) with comparative figures for the years ended March 31, 2006 and March 31, 2005.

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

B.

SIGNIFICANT CHANGES

Other than the issuance of common shares by way of private placement, as described herein, there have been no significant changes since the date of the Financial Statements.

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

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

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, is to declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director may not vote in respect of any such contract or transaction with the Company in which he is interested and if he does so, his vote will note be counted, but he will be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors have the right to vote on determining the remuneration of the directors.

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

C.

MATERIAL CONTRACTS

The Company entered into a Cost Sharing Agreement with Minco Mining and Metals Corporation, of which Ken Cai is the CEO, on October 1, 2004.  This original agreement was replaced by a new Cost Sharing Arrangement on July 1, 2006. Under the terms of the new Cost Sharing Agreement, Aquasol pays 8% of the total rent of the office space to Minco Mining and Metals Corporation, which is approximately CAD$1,000 per month.

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

Under the ITA only capital gains and capital losses realized on the disposition of ‘taxable Canadian property” are taken into account by a nonresident of Canada in computing income.  The common shares will constitute taxable Canadian property to a nonresident of Canada in a particular time, if any time in the preceding five years, 25% or more of the issued shares of any class or series of the capital stock of the Company belonged to the non-resident person, to persons with whom the non-resident person did not deal at arm’s length or to the non-resident person and persons with whom he did not deal at arm’s length.

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

(b)

the holder was resident in Canada for 120 months during any period 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares (or, in certain circumstances, property for which the common shares were substituted) were owned by him when he ceased to be resident in Canada; or,

(c)

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

Certain United States Federal Income Tax Consequences to United States Investors

The following general discussion sets forth a summary of the material United States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specifically defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the United States or of any state and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source.  This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder’s particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws.  Additionally, the following discussion assumes that the Company will not be classified as a “foreign personal holding company” under the Internal Revenue Code of 1986, as amended (the “Code”).

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

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code.  As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a “qualified electing fund” (a “QEF Election”).

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

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Shareholder”) will be subject under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. shareholder) on such Electing U.S. Shareholder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.  An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits.  Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

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

Credit for Canadian Taxes withheld.  Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder’s tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit against United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year.  Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

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

2.

The Non-QEF Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in question and the Company is a PFIC (a “Non-electing U.S. Shareholder”), then special rules under Section 1291of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain “excess distributions” (as defined in the Code) by the Company.  The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.  A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder’s entire holding period of the common shares.  All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after December 31, 2006 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income.  (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which is non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

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

Other PFIC Rules

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder.  For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.  In addition, under Section 1291(f) of the Code, the Treasury has the authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such changes could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect.  Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime.  While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

E.

DIVIDEND AND PAYING AGENTS

We do not pay dividends on any of our issued shares and do not have a dividend paying agent.

F.

STATEMENT OF EXPERTS

Not applicable.

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

ITEM 15.

CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of March 31, 2007 were designed to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.  As of March 31, 2007, the CEO and CFO have also concluded that our disclosure controls and procedures were designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  As of March 31, 2007, the CEO and CFO also concluded that our disclosure controls and procedures were effective to provide reasonable assurance of the achievement of these objectives.

There has been no change in our internal control over financial reporting during the year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Our controls and procedures were effective as of March 31, 2007.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert.

B.

CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are included herein as Exhibits 11.1, 11.2 and 11.3.

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Child, Van Wagoner & Bradshaw, PLLC (for 2007) and Moen and Company Chartered Accountants (for 2006) under each of the categories indicated in the table is described below.  The follow table describes the fees paid for accounting services during 2007 and 2006.

Principal Accountant Service	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2006
Audit Fees	$7,500	$7,500
Tax Fees	$0.00	$0.00
Total Fees	$7,500	$7,500

Audit Fees

Audit fees were for professional services rendered by Child, Van Wagoner & Bradshaw, PLLC and Moen & Company for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements or bi-annual statements that are not reported under “Audit Fees” above.

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

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

PART III

ITEM 17.

FINANCIAL STATEMENTS

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

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

(*) = previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused  this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AQUASOL ENVIROTECH LTD.

By:

“Yenyou (Jeff) Zheng”

Yenyou (Jeff) Zheng

President & Director

Date:

August 31, 2007

AQUASOL ENVIROTECH LTD. Consolidated Balance Sheets (A Development Stage Enterprise) (Expressed in US Dollars)

	March 31
	2007 - $ -	2006 - $ -	2005 - $ -
Assets
Current assets
Cash	181,661	288,860	363,642
Accounts receivable	176	5,902	5,887
Loan receivable (Note 3)	-	-	18,315
Prepaid expenses and deposits	1,581	-	1,621
Total Current Assets	183,418	294,762	389,465

Property and Equipment (Note 4)	2,922	3,673	4,757

Total Assets	186,340	298,435	394,222

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	4,948	11,367	13,343
Total Current Liabilities	4,948	11,367	13,343

Stockholders’ Equity

Capital stock
Authorized: 500,000,000 ordinary voting shares with par value of $0.002 each
Issued and outstanding: 2,073,995 ordinary voting shares	4,148	4,148	4,148
Additional paid-in capital	1,524,203	1,524,203	1,524,203
Total Capital Stock	1,528,351	1,528,351	1,528,351
Deficit accumulated during the development stage	(1,454,101)	(1,327,757)	(1,207,548)
Accumulated other comprehensive income	107,142	86,474	60,076
Total Stockholders’ Equity	181,392	287,068	380,879
Total Liabilities and Stockholders’ Equity	186,340	298,435	394,222

Approved on behalf of the Board:

“Ken Cai”, Director
“Yenyoy (Jeff) Zheng”, Director

- See Accompanying Notes -

AQUASOL ENVIROTECH LTD. Consolidated Statements of Operations and Comprehensive Loss (A Development Stage Enterprise) (Expressed in US Dollars)

				Accumulated from Inception Date February 3, 2000 to March 31, 2007

	Year Ended March 31
	2007	2006	2005
	- $ -	- $ -	- $ -	- $ -
General and administrative expenses
Bad debt	-	20,000	-	20,000
Consulting	31,596	35,463	16,617	311,715
Depreciation	751	1,254	9,992	51,513
Filing fees	17,662	9,048	1,337	29,745
Office and miscellaneous	15,161	10,873	10,821	205,502
Professional fees	39,774	23,541	25,781	169,963
Rent and utilities	11,522	9,962	10,689	132,087
Salaries and benefits	6,025	13,522	8,847	423,152
Travel and promotion	10,686	9,983	18,704	350,397
Total General and Administrative Expenses	133,177	133,646	102,788	1,694,074
Loss from Operations	(133,177)	(133,646)	(102,788)	(1,694,074)
Other Income (Expense)
Interest	6,833	13,437	3,067	87,028
Research and development expenses refund	-	-	-	154,630
Discount loan receivable	-	-	(824)	(1,685)
Net loss	(126,344)	(120,209)	(100,545)	(1,454,101)
Other comprehensive income
Foreign currency translation adjustments	20,668	26,398	57,230	107,142
Comprehensive loss	(105,676)	(93,811)	(43,315)	(1,346,959)

Loss per share
Basic	(0.06)	(0.06)	(0.16)
Diluted	(0.06)	(0.06)	(0.16)
Weighted Shares Outstanding	2,273,995	2,273,995	636,495

- See Accompanying Notes –

AQUASOL ENVIROTECH LTD. Consolidated Statements of Cash Flows (A Development Stage Enterprise) (Expressed in US Dollars)

				Accumulated from Inception Date February 3, 2000 to March 31, 2007

	Year Ended March 31
	2007	2006	2005
	- $ -	- $ -	- $ -	- $ -
Net loss	(126,344)	(120,209)	(100,545)	(1,454,101)

Provided by (used in) operating activities
Depreciation	751	1,254	9,992	45,461

Discount loan receivable	-	(1,685)	824	-
Shares issued for subsidiary	-	-	-	142
Shares issued for finders fee	-	-	-	1
Bad debt	-	20,000	-	-
Changes in operating assets and liabilities
Accounts receivable	5,729	(15)	(2,277)	(173)
Prepaid expenses	(1,581)	1,621	(1,621)	(1,581)
Accounts payable and accrued liabilities	(6,421)	(1,976)	4,577	4,946
Net Cash Used in Operating Activities	(127,866)	(101,010)	(89,050)	(1,405,305)
Investing activities
Property and equipment	-	(170)	920	(48,383)
Net Cash provided by (used in) Investing Activities	-	(170)	920	(48,383)
Financing activities
Issuance of shares for cash	-	-	45,000	1,528,208
Net Cash Provided by Financing Activities	-	-	45,000	1,528,208
Effect of Foreign Currency Translation Adjustment	20,667	26,398	57,230	107,141
Increase (decrease)	(107,199)	(74,782)	14,100	181,661
Cash, beginning	288,860	363,642	349,542	-
Cash, ending	181,661	288,860	363,642	181,661

Interest Paid in Cash	0	0	0
Income Tax Paid in Cash	0	0	0

- See Accompanying Notes -

AQUASOL ENVIROTECH LTD. Consolidated Statement of Stockholders’ Equity For the Period From Date of Inception on February 3, 2000 to March 31, 2007 (Expressed in US Dollars)
	Number shares	Par Value - $ -	Additional Paid-in Capital - $ -	Deficit Accumulated During Development Stage - $ -	Accumulated Other Comprehensive Income - $ -	Total Stockholders Equity - $ -

March 2, 2000 issued for cash at $0.0001 per share	6,583,699	658	-	-	-	658
March 26, 2000 issued for subsidiary at $0.0001 per share	1,416,301	142	-	-	-	142
March 26, 2000 issued for cash at $0.0001 per share	499,900	50	-	-	-	50
March 30, 2000 issued for cash at $0.50 per share	2,965,000	297	1,482,203	-	-	1,482,500
March 30, 2000 issued for finders fee at $0.0001 per share	15,000	1	-	-	-	1
Net loss for the period from date of inception February 3, 2000 to March 31, 2002	-	-	-	(1,290,180)	-	(1,290,180)
Balance, March 31, 2002	11,479,900	1,148	1,482,203	(1,290,180)	-	193,171
Other comprehensive income – currency translation adjustment	-		-	-	2,846	2,846
Net income	-	-	-	257,165	-	257,165
Balance, March 31, 2003	11,479,900	1,148	1,482,203	(1,033,015)	2,846	453,182
Net loss	-	-	-	(73,988)	-	(73,988)
Balance, March 31, 2004	11,479,900	1,148	1,482,203	(1,107,003)	2,846	379,194

September 21, 2004 20:1 consolidation	573,995

March 18, 2005 issued for cash at $0.03 per share	1,500,000	3,000	42,000	-	-	45,000
Other comprehensive income – currency translation adjustment	-	-	-	-	57,230	57,230
Net loss	-	-	-	(100,545)	-	(100,545)
Balance, March 31, 2005	2,073,995	4,148	1,524,203	(1,207,548)	60,076	380,879

- See Accompanying Notes -

AQUASOL ENVIROTECH LTD. Consolidated Statement of Stockholders’ Equity For the Period From Date of Inception on February 3, 2000 to March 31, 2007 (Expressed in US Dollars)
	Number shares	Par Value - $ -	Additional Paid-in Capital - $ -	Deficit Accumulated During Development Stage - $ -	Other Comprehensive Income - $ -	Total Stockholders Equity - $ -
Other comprehensive income – currency translation adjustment	-	-	-	-	26,398	26,398
Net loss	-	-	-	(120,209)	-	(120,209)
Balance, March 31, 2006	2,073,995	4,148	1,524,203	(1,327,757)	86,474	287,068
Other comprehensive income – currency translation adjustment	-	-	-	-	20,668	20,668
Net loss	-	-	-	(126,344)	-	(126,344)
Balance, March 31, 2007	2,073,995	4,148	1,524,203	(1,454,101)	107,142	181,392

- See Accompanying Notes -

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

(Expressed in US Dollars)

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Aquasol Envirotech Ltd. (“the Company”) was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000 which is also the inception date, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value.  On March 26, 2000, the Company issued 7,083,599 ordinary voting shares at par value of $0.0001 for cash from founders.  On March 26, 2000 1,416,301 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”), an Alberta, Canadian company.  Aquasol Alberta discontinued operations in 2001.  By Special Resolution dated September 21, 2004, the Company consolidated its authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share.  The authorized ordinary voting shares after consolidation is 500,000,000 at a par value of $0.002 each.

The Company is a Development Stage Company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7.

The Company is registered Extra-Provincially in the Province of British Columbia, Canada.

The Company’s principal business activities include design and manufacture of bioreactors for the treatment and reuse of wastewater.

All assets and operations are in Canada.

Note 2 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“USGAAP”).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquasol Envirotech (Canada) Ltd., a British Columbia, Canadian company.  On April 1, 2002, Aquasol EnviroTech (Canada) Ltd., a British Columbia Corporation, became a wholly owned subsidiary of the Company. The major shareholders of the Company had incorporated Aquasol EnviroTech (Canada) Ltd. in order to have a local identity for the operations of the Company in Vancouver, British Columbia.  The Company loaned Aquasol EnviroTech (Canada) Ltd. $1,400,000 in 2000 for expenditures with respect to general and administrative expenses, consulting fees, and the purchase of equipment. There was no interest for the loan and the loan can be converted into equity of Aquasol EnviroTech (Canada) Ltd. anytime. It became a subsidiary of the Company on April 1, 2002 pursuant to the loan agreement with the Company.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Compensated absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  The liability for compensated absences has been recorded in the accompanying financial statements.

Stock-Based Compensation

Prior to the effective date of SFAS 123(R) “Share-Based Payment” which requires the fair value method for employee stock compensation, the Company accounted for employee stock compensation under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and had adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”).” The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services.”

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Net earnings (loss) per share

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

Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.”  The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).”  This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  Employers with publicly traded equity securities are required to initially recognize the funded status of a defined benefit postretirement plan and provide required disclosures as of the end of the fiscal year ending December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.   This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.”  This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities.”  This statement is effective as of the beginning of its first fiscal year beginning after September 15, 2006.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.”  This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  This statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recently issued accounting pronouncements (cont’d)

Beneficial Interest in Securitized Financial Assets.”  This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.”  This statement changes the requirements for the accounting for and reporting of a change in accounting principle.  Previously, Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of change the cumulative effect of changing to a new principle.  This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, when practicable.

None of the above new pronouncements has current application to the Company but will be implemented in the Company's future financial reporting when applicable.

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

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recognition criteria

Gains are recognized when realized.  Gains are realized when all of the following criteria are met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit.  An expenditure or previously recognized asset does not have future economic benefit when all of the following criteria are met:

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

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values.

Foreign currency translation adjustments

The reporting currency of the Company is the United States Dollar; functional currency of the Company is the Canadian Dollar. The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollars before translation into U.S. dollars.  The Company’s financial statements were translated to US dollars prior to consolidation using year-end exchange rates for the balance sheet, and weighted average exchange rates for the statements of operations. Equity transactions were translated using historical rates. This resulted in a positive foreign currency translation adjustment of approximately $21,000 at March 31, 2007 and a positive adjustment of approximately $26,000 at March 31, 2006.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred as follows:

	2007	2006	2005
Research and development expenses	$-	$-	$-
Research and development expenses refund	$-	$-	$-

Note 3 - LOAN RECEIVABLE

On August 30, 2002, under a loan agreement with Cleanwater Technologies Inc. (“Cleanwater”), a Nevada Corporation, the Company loaned $20,000 to Cleanwater; $5,000 on May 3, 2002 and $15,000 on September 3, 2002 for a period of 120 calendar days.

In consideration, and as collateral for this loan agreement, Cleanwater agreed to grant to Aquasol first charge over its assets until the loan was paid in full, which assets included furniture and fixtures, office equipment, and intangible property such as the assigned technology as is, for the manufacture and distribution of P30 wastewater treatment polymer and EF&P Solutions worldwide, contracts and securities.  As of March 31, 2006, management has recorded an allowance for this doubtful loan and accordingly, recorded a bad debt charge to income of $20,000 in the period ended March 31, 2006.

	March 31
	2007 - $ -	2006 - $ -	2005 - $ -
Loan	-	18,315	20,000
Less: unamortized discount	-	1,685	(1,685)
Allowance for doubtful account	-	(20,000)	-
	-	-	18,315

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 4 - PROPERTY AND EQUIPMENT

	2007
	Cost - $ -	Accumulated Depreciation - $ -	Net - $ -
Computer equipment	23,114	22,997	117
Furniture and fixtures	9,990	8,740	1,250
Machinery	15,279	13,724	1,555
	48,383	45,461	2,922

	2006
Computer equipment	23,114	22,946	168
Furniture and fixtures	9,990	8,428	1,562
Machinery	15,279	13,336	1,943
	48,383	44,710	3,673

	2005
	Cost - $ -	Accumulated Depreciation - $ -	Net - $ -
Computer equipment	23,114	22,874	240
Furniture and fixtures	9,820	8,080	1,740
Machinery	15,279	12,502	2,777
	48,213	43,456	4,757

Note 5 - PENSION AND EMPLOYMENT LIABILITIES

The Company does not have any liabilities as at March 31, 2007, 2006 and 2005, for pension, post-employment benefits or post-retirement benefits.  The Company does not have a pension plan.

Note 6 - NON-OPERATING INCOME

Non-operating income of $6,833 for the year ended March 31, 2007, $13,437 for the year ended March 31, 2006, and $3,067 for the year ended March 31, 2005 was interest income;  discount on loan receivable at current rate of $824 was for the year ended March 31, 2005.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 7 - RELATED PARTY TRANSACTIONS

(a)

The accounts payable and accrued liabilities as at March 31, 2007 includes $4,948 payable to Minco Mining & Metals Corp, a company controlled by a director, officer, and shareholder of the Company.

(b)

The accounts receivable as at March 31, 2006 includes $5,700 cash advance to Mr. Jeff Zheng, a director, officer, and shareholder of the company.

(c)

During the years ended March 31, 2007, 2006, and 2005, related parties reimbursement of expenses paid on behalf of the company, are as follows:

		Year Ended March 31,
	2007 - $ -	2006 - $ -	2005 - $ -
Related Parties
Minco Mining & Metals Corp., a company controlled by a director, officer, and shareholder of the company
consulting fees	453	5,710	5,925
office expenses	464	688	776
office rent	11,587	4,440	10,665
salaries and benefits	6,964	5,619	9,012
Total	19,468	16,457	26,378

		Year Ended March 31,
	2007	2006	2005
Jeff Zheng, a director, officer, and shareholder of the company
consulting fees	31,320	29,753	9,836
reimbursement of expenses	15,257	8,972	16,827
Total	46,577	38,725	26,663

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 8 - INCOME TAXES

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under SFAS No. 109 to give effect to the temporary differences which may arise from differences in the bases of fixed assets, depreciation methods and allowances based on the income taxes expected to be payable in future years. Minimal development stage deferred tax assets arising as a result of net operating loss carry-forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods. Operating loss carry-forwards generated during the period from February 3, 2000 (date of inception) through March 31, 2007 of approximately $1,454,101 will begin to expire in 2026. Accordingly, deferred tax assets of approximately $494,000 were offset by the valuation allowance. For the years ended March 31, 2007, 2006 and 2005 the allowance increased by approximately $43,000, $41,000, and $34,000, respectively.

Note 9 - LITIGATION

The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner.  Results of this lawsuit are not determinable to the date of these financial statements.

Note 10 - NET PROFIT (LOSS) PER SHARE

The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the years ended March 31, 2005 through 2007.

		2007	2006	2005
Net income (loss for the year)		($126,344)	($120,209)	($100,545)
Weighted-average number of common shares
outstanding (retroactively adjusted to reflect
the reverse stock split on 9/21/04)		2,073,995	2,073,995	636,495
Effect of dilutive securities	*	200,000	200,000	0
Dilutive potential common shares		2,273,995	2,273,995	636,495
Net earnings per share:
Basic		($0.06)	($0.06)	(0.16)
Diluted		($0.06)	($0.06)	(0.16)

* Anti-dilutive due to loss

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 11 - STOCK-BASED COMPENSATION

The Company implemented a stock option plan dated April 2, 2005, for the issuance of up to 200,000 common shares to directors, officers, employees and consultants.  The stock options are exercisable in increments of one-fifth per year for each year, up to and inclusive of the fifth anniversary of the effective date that being the date of grant.

		Number of	Exercise Price
Date of		Stock Options	Per Share	Expiry
Grant	Name of Optionee	Outstanding	($)	Date
April 2, 2005	Yenyou (Jeff) Zheng	60,000	$0.10	April 2, 2010
April 2, 2005	Ken Cai	60,000	$0.10	April 2, 2010
April 2, 2005	Troy Vassos	60,000	$0.10	April 2, 2010
April 2, 2005	Brigitte M. McArthur	20,000	$0.10	April 2, 2010
		200,000

As discussed in Note 1, the Company accounts for its stock-based compensation using the method prescribed by APB No.25, Accounting for Stock Issued to Employees since the agreement was made on April 2, 2005, prior to the effective date of SFAS No. 123(R).  Had the Company determined its stock-based compensation cost based on the fair value at the grant dates for the awards under the method prescribed by SFAS No.123, the Company's net loss would have been increased to the pro forma amounts indicated below:

Net Loss:	Year Ended March 31, 2006	Year ended March 31, 2005
As reported	(120,209)	(100,545)
Proforma	(121,229)	(100,545)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model and the following assumptions: expected option term of 5 years; risk free interest rate of 4% at March 31, 2006; and a volatility of 50% at March 31, 2006.  The fair value of the 200,000 options granted was $0.005 for the year ended March 31, 2006.