Form 20-F
period 2007-12-31
AQUASOL ENVIROTECH LTD
filed 2008-06-04
CIK 1336655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2007

OR

[X ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report:  December 31, 2007

For the transition period from March 31, 2007 to December 31, 2007

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

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2007:  2,073,995

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

PART I

5

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

5

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

ITEM 4.

INFORMATION ON THE COMPANY

10

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

18

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

22

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

25

ITEM 8

FINANCIAL INFORMATION

28

ITEM 9.

THE OFFER AND LISTING

29

ITEM 10.

ADDITIONAL INFORMATION

29

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES  ABOUT MARKET RISK

37

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

37

PART II

37

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

37

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  37

ITEM 15.

CONTROLS AND PROCEDURES

37

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

38

PART III

39

ITEM 17.

FINANCIAL STATEMENTS

39

ITEM 18.

FINANCIAL STATEMENTS

41

ITEM 19.

EXHIBITS

41

FORWARD-LOOKING STATEMENTS

Certain statements in this transitional report which are not statements of historical fact are what are known as "forward-looking statements," which are basically statements about the future. For that reason, these statements involve risk and uncertainty because no one can accurately predict the future. Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like, often identify such forward looking statements but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to our present and future operations and statements which express or imply that such present and future operations will or may produce revenues, income or profits. In evaluating these forward-looking statements, you should consider various factors, including those described in this annual report under the heading "Risk Factors." These and other factors may cause our actual results to differ materially from any forward-looking statement.  We caution you not to place undue reliance on these forward-looking statements.  Although we base these forward-looking statements on our expectations, assumptions, and projections about future events, actual events and results may differ materially, and our expectations, assumptions, and projections may prove to be inaccurate. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

EXPLANATORY NOTE:

As reported on Form 6-K filed with the Securities and Exchange Commission on June 2, 2008, on April 11, 2008, the Board of Directors of Aquasol Envirotech, Ltd. elected to change the Company’s fiscal year end from March 31 to December 31.  This report on Form 20-F for the transition period ended December 31, 2007 is being filed as a result of the change in fiscal year.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and Senior Management

In this transitional report, the terms “we,” “us”, “our,” “the Company,” and “Aquasol” refer to Aquasol EnviroTech Ltd. and its subsidiaries unless the context otherwise requires. The following table sets forth as of May 30, 2008 the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position

Ken Z. Cai	Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia Canada V6C 1X8	Chairman, Chief Executive Officer and Director
Yenyou (Jeff) Zheng	Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia Canada V6C 1X8	President, Chief Financial Officer and Director

B.

Advisors

The Company’s transfer agent is Island Stock Transfer, located at 100 Second Avenue South, Suite 104N
St. Petersburg, Florida 33701.

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

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in U.S. dollars, except where otherwise indicated.  The following tables set forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;  (ii) the average exchange rates in effect on the last day of each month during such periods;  (iii) the high and low exchange rate during such periods, including the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  Prices are based on the Corporation’s fiscal year end (December 31) and quoted in U.S. Dollars.

The following table sets forth information as to the average period end, high and low exchange rate for converting the US Dollar to the Canadian Dollar for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (US Dollar = CAN $0.9932 at May 27, 2008).

Year Ended December 31 2007 2006 2005 2004 2003	Average 1.07 1.13 1.21 1.30 1.40	Period End 0.99 1.17 1.16 1.20 1.29	High 1.19 1.17 1.27 1.39 1.575	Low 0.91 1.10 1.15 1.18 1.29

The following table sets out the high and low exchange rate for the US dollar to the Canadian dollar each month during the previous six months:

Month	High	Low
May 2008	1.0187	0.984
April 2008	1.0268	1.0021
March 2008	1.0275	0.9841
February 2008	1.0188	0.9717
January 2008	1.0294	0.9905
December 2007	1.0216	0.9784

A.

Selected Financial Information

The selected historical financial information presented in the table below for the nine months ended December 31, 2007 and 2006, is derived from the audited consolidated financial statements of the Company, which are included in this transitional report on Form 20-F which the Company has filed due to the Company’s decision to change its fiscal year end from March 31 to December 31.  The selected historical financial information presented in the table below for the nine months ended December 31, 2005 and 2004, is derived from the unaudited consolidated financial statements of the Company, which were included on a Form 20-F  which the Company filed with the Securities and Exchange Commission on May 8, 2006.

The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this annual report.

The selected consolidated financial data has been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

Selected Financial Data (US GAAP)

	Nine Months ended December 31, 2007 (in $US)	Nine Months ended December 31, 2006 (in $US)	Nine Months ended December 31, 2005 (in $US)	Nine Months ended December 31, 2004 (in $US)
Net Operating Revenue	Nil	Nil	Nil	Nil
Depreciation	$1,457	$564	$940	$0
General and Administrative Expenses	$68,762	$100,984	$112,013	$50,312
Loss From Operations	($68,762)	($100,984)	($112,013)	($50,312)
Net income (loss)	($66,213)	($96,237)	($102,182)	($47,929)
Income (Loss) per common share	($0.03)	($0.04)	($0.05)	($0.08)
Diluted income (loss) per common share	($0.03)	($0.04)	($0.05)	($0.08)
Total assets	$149,981	n/a	$310,538	$397,418
Net assets	$143,909	n/a	$284,304	$390,441
Long term debt	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil
Deficit	($1,52,314)	n/a	($1,309,730)	($1,106,456)
Capital stock	$1,528,351	n/a	$ 1,528,351	$ 1,483,351
Weighted average number of common shares Basic & Diluted	2,273,995	n/a	2,073,995	573,995

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

Dr. Jeffrey Zheng was a director and president of Bralorne Mining Corporation, a SEC reporting issuer.  Mr. Cai and Dr. Zheng were the sole directors and officers of Goldstrike Inc., which subsequently entered into a reverse merger.  Mr. Cai is President, CEO and director of Minco Mining & Metals Corporation, which was a shell company that subsequently entered into a reverse merger.  All companies referenced are independent from Aquasol and are not affiliated with the Company.  All of the companies referenced above have no operations or products.

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

The Company had general and administrative expenses (excluding depreciation) of $92,796 in 2005, $132,392 in 2006, $132,426 in 2007 and $68,762 for the nine months ended December 31, 2007 which were used for legal, consulting, promotion, travel and office fees. The company had no or nominal capital expenditures during the years ended March 31, 2005, 2006, 2007 and the nine months ended December 31, 2007.  The Company raised money through a series of private placements and through the receipt of grants from the Industrial Research Assistance Program and Scientific Research Experimental and Development (SR&ED) Expense Refund Program available to Canadian operating companies from the Federal Government of Canada.  The Company stopped research, development, manufacturing and marketing activities in 2002, but it still maintains an office for reorganization of the Company, the search for new partners, and promotion in the Chinese market.  Dr. Zheng has spent 80% of his time working for the Company.  The Company shares a receptionist, accountant and secretary with Minco Mining & Metals Company.

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

Research Findings

Research carried out by NovaTec Consultants Inc. in 2001 demonstrated that the MEI System could be operated at higher loading rates than would be typical for competing technologies of a similar scale.  Higher loading and less sludge are important for any wastewater treatment system.  This research was performed on the technology that we intend to use when we commence operations.  Troy Vassos, a former director of Aquasol, is the President, shareholder and director of NovaTec Consultants Inc.

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

A pilot system of the IBS was built in 2001. NovaTec Consultants Inc., an environmental engineering company, was contracted to conduct systematic tests, to evaluate the test results and to give an overall detailed report of the technologies, the treatment system and performance of the system in order to optimize criteria for design and operations and to provide related suggestions.  Troy Vassos, a former director of Aquasol, is the President, shareholder and director of NovaTec Consultants Inc.

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

CORPORATE STRATEGY

We currently do not have any operations or products as of the date of this transitional report.  In the event Company management determines that it is in the best interests of the Company to develop its waste water treatment business, it is contemplated that Aquasol will concentrate its marketing efforts on the Bio Trap or IBS Systems because the Company sees a need to provide solutions to wastewater disposal problems.  In such event, the following will be expected to be the cornerstones of our strategy: (1) sales to direct end users; (2) licensing of our technology to third parties in markets and regions where Aquasol cannot achieve reasonable returns; (3) joint ventures in China and other markets where we will benefit financially with few resources other than our technology; and (4) acquisition of other companies with complementary technologies.

CORPORATE OBJECTIVES: SHORT TERM

We currently do not have any operations or products.  In the fiscal year that will end on December 31, 2008, management will make a determination as to whether to seek to resume small scale operations in the waste water treatment business or to seek other business opportunities.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

RESULTS OF OPERATIONS

The discussion and analysis in this section compare the operating results of the nine months ended December 31, 2007 with the nine months ended December 31, 2006 and should be read in conjunction with the Consolidated Financial Statements attached hereto.

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

Expenses

Nine Months Ended December 31, 2007 Compared to the Nine Months Ended December 31, 2006

Professional fees for the nine months ended December 31, 2007 were $14,534, compared to $38,153 for the nine months ended December 31, 2006.  The decrease was due in professional fees was attributable to the fact that the Company completed the process for the listing the Company’s common stock on the Over the Counter Bulletin Board (“OTCBB”).

Consulting fees for the nine months ended December 31, 2007 were $29,970, compared to $23,220 for the nine months ended December 31, 2006.  The increase in consulting fees from 2006 to 2007 was attributable to the fact that the Company hired an outside corporate secretary who began working for the Company in July, 2007.

Travel and promotion expenses were $3,486 for the nine months ended December 31, 2007, while they were $15,482 for the nine months ended December 31, 2006.  The decrease in travel and promotion expenses was due the Company’s reduction of marketing work in China.

Salary and benefit costs for the nine months ended December 31, 2007 were $nil, compared to $4,417 for the nine months ended December 31, 2006.  The decrease in salary and benefit costs was due to the resignation of the Company’s accounting assistant.

Rent and utility expenses were $7,272 for the nine months ended December 31, 2007, compared to $8,664 for the nine months ended December 31, 2006.

Depreciation for the nine months ended December 31, 2007 was $1,457, compared to $564 for the nine months ended December 31, 2006.

Office and miscellaneous expenses during the nine months ended December 31, 2007 were $9,314, compared to $6,638 for the nine months ended December 31, 2006.  The increase was the result of purchase of new office equipment.

Income

Nine Months Ended December 31, 2007 Compared to the Nine Months Ended December 31, 2006

During the nine months ended December 31, 2007, the company incurred a loss of $66,213.  During the nine months ended December 31, 2006, the company incurred a loss of $96,237. The decreased loss for the nine months ended December 31, 2007 was due primarily to less professional filing work and less marketing work in China.

During the nine months ended December 31, 2007, Aquasol had non-operating income of $2,549, compared to non-operating income of $4,747 in the nine months ended December 31, 2006.

The following table is a summary of the above:

	Nine Months Ended December 31, 2007	Nine Months Ended Ended December 31, 2007

Net income (loss)	($66,213)	($96,237)

Non-operating income	$2,549	$4,747

Consulting Fees	$29,970	$23,220

Professional Fees	$14,534	$38,153

Rent and Utilities	$7,272	$8,664

Depreciation	$1,457	$564

Salaries and Benefits	$nil	$4,417

Travel and Promotion	$3,486	$15,482

Office and miscellaneous	$9,314	$6,638

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

During the transitional period ended December 31, 2007, and the fiscal years ended March 31, 2007 and 2006, we received $0 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   During the fiscal year ended March 31, 2005, we received $45,000 from private placements, $0 from the exercise of warrants and $0 from the exercise of stock options.   The private placements consisted of the issuance of common shares at a price of $0.03 per common share.  During the nine months ended December 31, 2007, we used $63,094 of our cash resources for operating activities, received net cash inflows of $0 in financing activities, and used $0 in investing activities.  During the nine months ended December 31, 2006, we used $100,897 of our cash resources for operating activities and received net cash inflows of $0 in financing activities and used $nil in investing activities.

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

B.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the transitional period ended December 31, 2007, for service to the Company in all capacities, was $27,000.  Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION TABLE

The following table sets forth executive compensation for the period ended December 31, 2007. We have not paid any salaries or bonuses to any of our officers from our inception through the date hereof. We refer to all of these officers collectively as our "named executive officers."

Summary Compensation Table

Name And Principal Position	Nine Month Period Ended December 31	Salary	Bonus	Stock Awards ($)	Securities Underlying Options	Options Awards (Value of Options) ($) (5)	Total Compensation

Ken Cai, Chairman, & Director (1)	2007	Nil	Nil	Nil	Nil	Nil	Nil

Yenyou (Jeff) Zheng President, CFO, & Director	2007	Nil	Nil	Nil	Nil	Nil	26,764(2)

(1)

Current Member of the Audit Committee of the Company.

(2)

Yenyou (Jeff) Zheng received a total of $26,764 during the transitional period ended December 31, 2007.

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

Outstanding Employee and Director Stock Options

The following table demonstrates the outstanding equity awards at the end of the transitional period ended December 31, 2007:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable	Unexercised In-the-Money Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Option Exercise Price ($)	Option Expiration Date
Yenyou (Jeff) Zheng	Nil	Nil	60,000/0	60,000/0	$0.10	4/2/2010
Ken Cai	Nil	Nil	60,000/0	60,000/0	$0.10	4/2/2010
Troy Vassos	Nil	Nil	60,000/0	60,000/0	$0.10	4/2/2010
Brigitte M. McArthur	Nil	Nil	20,000/0	20,000/0	$0.10	4/2/2010

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

The following table provides summary information concerning compensation awarded to, earned by, or paid to any of our directors for all services rendered to the Company in all capacities for the transitional period ended December 31, 2007.

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

The members of the audit committee are Ken Cai and Dr. Jeff Zheng.  Mr. Cai and Dr. Zheng examine all internal controls of the accounting practices of Aquasol and refine them or amend them to comply with public company disclosure regulations as necessary.  Mr. Cai and Dr. Zheng oversee the corporate accountants in the preparation stages of audit in order to ensure all controls are followed stringently and all disclosure requirements are met.  Mr. Cai has extensive experience as a principal of public companies to provide valuable input as a member of the audit committee.  We have not established a remuneration committee.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth, as of December 31, 2007, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.

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

Office Rental costs are based on a percentage basis (the “shared expenses”) as more particularly described below:

	Minco	Trancom	Minco Silver	Aquasol	TOTAL
Rent	42%	15%	35%	8%	100%
Parking
Stall #1	50%	15%	35%		100%
Stall #2	60%	-	40%		100%
Stall #3	50%	15%	35%		100%
Stall #4	50%	15%	35%		100%
Shared Office Expenses	50%	15%	35%		100%
Annual Charge Back				$297.96.USD

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

On October 1, 2004, the Company entered into a Consulting Agreement with Yenyou (Jeff) Zheng, whereby Yenyou (Jeff) Zheng will receive a total of CAD$3,000 per month for services rendered to the Company.

ITEM 8

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Transitional Report:

Consolidated audited financial statements for the nine months ended December 31, 2007 and 2006 (in US dollars).

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

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, is to declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director may not vote in respect of any such contract or transaction with the Company in which he is interested and if he does so, his vote will not be counted, but he will be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors have the right to vote on determining the remuneration of the directors.

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

C.

MATERIAL CONTRACTS

The Company entered into a Cost Sharing Agreement with Minco Mining and Metals Corporation, of which Ken Cai is the CEO, on October 1, 2004.  This original agreement was replaced by a new Cost Sharing Arrangement on July 1, 2006. Under the terms of the new Cost Sharing Agreement, Aquasol pays 8% of the total rent of the office space to Minco Mining and Metals Corporation, which is approximately CAD$1,200 per month.

The Company entered into a Consulting Agreement with Dr. Yenyou Zheng on the 1st day of October, 2004, whereby Aquasol pays Dr. Zheng $3,000 CAD per month to act as president of the Company, oversee day to day operations of the Company, and promote technologies and products of the Company.  The Agreement also provides for the reimbursement of reasonable expenses upon presentation of invoices and receipts by Dr. Zheng to the Company.

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

The Convention relieves Uniteds States residents from liability for Canadian tax on capital gains derived from a disposition of common shares unless:

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

ITEM 15.

CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2007 were designed to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.  As of December 31, 2007, the CEO and CFO have also concluded that our disclosure controls and procedures were designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  As of December 31, 2007, the CEO and CFO also concluded that our disclosure controls and procedures were effective to provide reasonable assurance of the achievement of these objectives.

There has been no change in our internal control over financial reporting during the transitional period ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Our controls and procedures were effective as of December 31, 2007.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT

A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert.

B.

CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are included herein as Exhibits 11.1, 11.2 and 11.3.

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Child, Van Wagoner & Bradshaw, PLLC (for 2007) under each of the categories indicated in the table is described below.  The follow table describes the fees paid for accounting services during 2007.

Principal Accountant Service	Nine Months Ended December 31, 2007	Fiscal Year Ended March 31, 2007
Audit Fees	$7,500	$7,500
Tax Fees	----	$0.00
Total Fees	$7,500	$7,500

Audit Fees

Audit fees were for professional services rendered by Child, Van Wagoner & Bradshaw, PLLC for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

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

All references to “CAD dollars” or “CAD$” are to the currency of Canada.   All references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “RMB” or “Renminbi” are to the currency of the People’s Republic of China.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	45

Consolidated Balance Sheets	46

Consolidated Statements of Income and Comprehensive Income (Loss)	47

Consolidated Statements of Cash Flows	48

Consolidated Statement of Stockholders’ Equity	49-50

Notes to Consolidated Financial Statements	51-60

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

AQUASOL ENVIROTECH LTD.

By:

“Yenyou (Jeff) Zheng”

Yenyou (Jeff) Zheng

President & Director

Date:

June 4, 2008

Child,
Van Wagoner &
Bradshaw, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Douglas W. Child, CPA
Marty D. Van Wagoner, CPA
J. Russ Bradshaw, CPA
William R. Denney, CPA
Roger B. Kennard, CPA
Russell E. Anderson, CPA
Scott L. Farnes

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Aquasol Envirotech, LTD
1055 West Hastings St, Suite 1980
Vancouver A1 V6E 2E9
CANADA

We have audited the accompanying consolidated balance sheets of Aquasol Envirotech, LTD. (a development stage company) (the Company) as of December 31 2007, and March 31, 2007, and the related consolidated statements of operations and comprehensive loss, cash flows, and statement of stockholders' equity for the nine months ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aquasol Envirotech, LTD as of December 31 2007, and March 31, 2007, and the results of its operations and its cash flows for the nine months ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Child, Van Wagoner + Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
May 20, 2008

1284 W. Flint Meadow Dr. #D
Kaysville, Utah 84037
Telephone 801.927.1337
Facsimile 801.927.1344

5296 S. Commerce Dr. #300
Salt Lake City, Utah 84107
Telephone 801.281.4700
Facsimile 801.281.4701

Suite B, 4F
North Cape Commercial Bldg.
388 King's Road
North Point, Hong Kong

www.cpaone.net

AQUASOL ENVIROTECH LTD. Consolidated Balance Sheets (A Development Stage Enterprise) (Expressed in US Dollars)

	December 31, 2007 - $ -	March 31, 2007 - $ -
Assets
Current assets
Cash	141,526	181,661
Accounts receivable	482	176
Prepaid expenses and deposits	-	1,581
Total Current Assets	142,008	183,418

Property and Equipment net of accumulated depreciation of $65,537 and $45,461 (Note 4)	7,973	2,922

Total Assets	149,981	186,340

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	6,072	4,948
Total Current Liabilities	6,072	4,948

Stockholders’ Equity

Capital stock
Authorized: 500,000,000 ordinary voting shares with par value of $0.002 each
Issued and outstanding: 2,073,995 ordinary voting shares	4,148	4,148
Additional paid-in capital	1,524,203	1,524,203
Total Capital Stock	1,528,351	1,528,351
Deficit accumulated during the development stage	(1,520,314)	(1,454,101)
Accumulated other comprehensive income	135,872	107,142
Total Stockholders’ Equity	143,909	181,392
Total Liabilities and Stockholders’ Equity	149,981	186,340

-See Accompanying Notes

AQUASOL ENVIROTECH LTD. Consolidated Statements of Operations and Comprehensive Loss (A Development Stage Enterprise) (Expressed in US Dollars)

	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	the Period of February 3, 2000 (Inception) to December 31, 2007
	- $ -	- $ -	- $ -
General and administrative expenses
Bad debt	-	-	20,000
Consulting	29,970	23,220	341,686
Depreciation	1,457	564	52,970
Filing fees	2,729	3,846	32,474
Office and miscellaneous	9,314	6,638	214,816
Professional fees	14,534	38,153	184,497
Rent and utilities	7,272	8,664	139,359
Salaries and benefits	-	4,417	423,152
Travel and promotion	3,486	15,482	353,882
Total General and Administrative Expenses	68,762	100,984	1,762,836
Loss from Operations	(68,762)	(100,984)	(1,762,836)
Other Income (Expense)
Interest	2,549	4,747	89,577
Research and development expenses refund	-	-	154,630
Discount loan receivable	-	-	(1,685)
Net loss	(66,213)	(96,237)	(1,520,314)
Other comprehensive income
Foreign currency translation adjustments	28,730	18,864	135,872
Comprehensive loss	(37,483)	(77,373)	(1,384,442)

Loss per share
Basic	(0.03)	(0.04)
Diluted	(0.03)	(0.04)
Weighted Shares Outstanding	2,273,995	2,273,995

- See Accompanying Notes –

Consolidated Statements of Cash Flows (A Development Stage Enterprise) (Expressed in US Dollars)

	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	the Period of February 3, 2000 (Inception) to December 31, 2007
	- $ -	- $ -	- $ -
Net loss	(66,213)	(96,237)	(1,520,314)

Provided by (used in) operating activities
Depreciation	1,457	564	46,917

Shares issued for subsidiary	-	-	142
Shares issued for finders fee	-	-	1
Changes in operating assets and liabilities
Accounts receivable	(247)	3,197	(482)
Prepaid expenses	1,653	(2,956)	-
Accounts payable and accrued liabilities	256	(5,465)	6,072
Net Cash Used in Operating Activities	(63,094)	(100,897)	(1,467,664)
Investing activities
Property and equipment	-	-	(54,890)
Net Cash provided by (used in) Investing Activities	-	-	(54,890)
Financing activities
Issuance of shares for cash	-	-	1,528,208
Net Cash Provided by Financing Activities	-	-	1,528,208
Effect of Foreign Currency Translation Adjustment	22,959	18,864	135,872
Increase (decrease)	(40,135)	(82,033)	141,526
Cash, beginning	181,661	288,860	-
Cash, ending	141,526	206,827	141,526

Interest Paid in Cash	-	-	-
Income Tax Paid in Cash	-	-	-

- See Accompanying Notes -

AQUASOL ENVIROTECH LTD. Consolidated Statement of Stockholders’ Equity For the Period From Date of Inception on February 2, 2000 to December 31, 2007 (Expressed in US Dollars)
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

- See Accompanying Notes -

AQUASOL ENVIROTECH LTD. Consolidated Statement of Stockholders’ Equity For the Period From Date of Inception on February 2, 2000 to December 31, 2007 (Expressed in US Dollars)
	Number shares	Par Value - $ -	Additional Paid-in Capital - $ -	Deficit Accumulated During Development Stage - $ -	Other Comprehensive Income - $ -	Total Stockholders Equity - $ -
Other comprehensive income – currency translation adjustment	-	-	-	-	26,398	26,398
Net loss	-	-	-	(120,209)	-	(120,209)
Balance, March 31, 2006	2,073,995	4,148	1,524,203	(1,327,757)	86,474	287,068
Other comprehensive income – currency translation adjustment	-	-	-	-	20,668	20,668
Net loss	-	-	-	(126,344)	-	(126,344)
Balance, March 31, 2007	2,073,995	4,148	1,524,203	(1,454,101)	107,142	181,392
Other comprehensive income – currency translation adjustment	-	-	-	-	28,730	28,730
Net loss	-	-	-	(66,213)	-	(66,213)
Balance, December 31, 2007	2,073,995	4,148	1,524,203	(1,520,314)	135,872	143,909

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

(Expressed in US Dollars)

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Aquasol Envirotech Ltd. (“the Company”) was incorporated under the laws of Cayman Islands, B.W.I. on February 3, 2000 which is also the inception date, with an authorized capital of 10,000,000,000 ordinary voting shares of $0.0001 par value.  On March 20, 2000, the Company issued 6,583,699 ordinary voting shares at par value of $0.0001 for cash from founders.  On March 26, 2000 1,916,201 ordinary voting shares were issued at par value in exchange for 100% of the issued and outstanding shares of Aquasol Technologies Inc. (“Aquasol Alberta”), an Alberta, Canadian company.  Aquasol Alberta discontinued operations in 2001.  By Special Resolution dated September 21, 2004, the Company consolidated its authorized ordinary voting shares and issued and outstanding ordinary voting shares for every twenty (20) old ordinary voting shares into one (1) new ordinary voting share.  The authorized ordinary voting shares after consolidation are 500,000,000 at a par value of $0.002 each.

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

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Use of estimates

The preparation of consolidated financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.  Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes, and are reduced by valuation allowances.  As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Compensated absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  The liability for compensated absences has been recorded in the accompanying consolidated financial statements.

Stock-Based Compensation

Prior to the effective date of SFAS 123(R) “Share-Based Payment” which requires the fair value method for employee stock compensation, the Company accounted for employee stock compensation under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”).” The Company accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services.”  Any subsequent issuances will be accounted for using FSAS 123(R) “Share-Based Payment”.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

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

Recently issued accounting pronouncements

In March of 2008 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, “Accounting for Derivatives and Hedging Activities.”  SFAS No. 161 has the same scope as Statement No. 133 but requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  SFAS No. 161 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In December, 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements, an amendment of ARB No. 51.”   SFAS No. 160 applies to “for-profit” entities that prepare consolidated financial statements where there is an outstanding non-controlling interest in a subsidiary.  The Statement requires that the non-controlling interest be reported in the equity section of the consolidated balance sheet but identified separately from the parent.  The amount of consolidated net income attributed to the non-controlling interest is required to be presented, clearly labeled for the parent and the non-controlling entity, on the face of the consolidated statement of income.  When a subsidiary is de-consolidated, any retained non-controlling interest is to be measured at fair value.  Gain or loss on de-consolidation is recognized rather than carried as the value of the retained investment.  The Statement is effective for fiscal years and interim periods beginning on or after December 15, 2008.  It cannot be adopted earlier but, once adopted, is to be applied retroactively.  This pronouncement has no effect on this Company’s financial reporting at this time.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recently issued accounting pronouncements (cont’d)

Also in December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS No. 141R”).  SFAS No. 141R amends SFAS 141 and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  It is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively.  SFAS No. 141R has no effect on the Company’s financial reporting.

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

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

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

Foreign currency translation adjustments

The reporting currency of the Company is the United States Dollar; functional currency of the Company is the Canadian Dollar. The assets, liabilities, and operations of the entity have been measured in terms of Canadian dollars before translation into U.S. dollars.  The Company’s consolidated financial statements were translated to US dollars prior to consolidation using year-end exchange rates for the balance sheet, and weighted average exchange rates for the statements of operations. Equity transactions were translated using historical rates.

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

 (Expressed in US Dollars)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred as follows:

	2007	2006
Research and development expenses	$-	$-
Research and development expenses refund	$-	$-

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

	December 31, 2007 - $ -	March 31, 2007 - $ -	March 31, 2006 - $ -
Loan	-	-	18,315
Less: unamortized discount	-	-	1,685
Allowance for doubtful account	-	-	(20,000)
	-	-	-

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

 (Expressed in US Dollars)

Note 4 - PROPERTY AND EQUIPMENT

	December 31, 2007
		Accumulated
	Cost	Depreciation	Net
	- $ -	- $ -	- $ -
Computer equipment	36,169	34,208	1,961
Furniture and fixtures	14,871	12,330	2,542
Machinery	22,469	18,999	3470
	73,509	65,537	7,972

	March 31, 2007
Computer equipment	23,114	22,997	117
Furniture and fixtures	9,990	8,740	1,250
Machinery	15,279	13,724	1,555
	48,383	45,461	2,922

Note 5 - PENSION AND EMPLOYMENT LIABILITIES

The Company does not have any liabilities as at Decmeber 31, 2007, for pension, post-employment benefits or post-retirement benefits.  The Company does not have a pension plan.

Note 6 - NON-OPERATING INCOME

Non-operating income of for the nine month period ended December 31, 2007 was $2,549 from interest income and  $4,747  for the nine month period ended December 31, 2006

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

For the nine months ended December 31, 2007

 (Expressed in US Dollars)

Note 7 - RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2007, related parties reimbursement of expenses paid on behalf of the company, are as follows:

	Nine months ended December 31,
	2007	2006
	- $ -	- $ -
Related Parties
officer, and shareholder of the company
consulting fees	-	-
office expenses	-	422
office rent	7,272	8,664
salaries and benefits		4,417
Total	7,272	13,503

	Nine months ended December 31,
	2007	2006
	- $ -	- $ -
Related Parties
Jeff Zheng, a director, officer, and shareholder of the company
consulting fees	27,324	23,220
reimbursement of expenses	9,583	16,865
Total	36,907	40,085

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 8 - INCOME TAXES

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under SFAS No. 109 to give effect to the temporary differences which may arise from differences in the bases of fixed assets, depreciation methods and allowances based on the income taxes expected to be payable in future years. Minimal development stage deferred tax assets arising as a result of net operating loss carry-forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods. Operating loss carry-forwards generated during the period from February 3, 2000 (date of inception) through December 31, 2007 of approximately $1,520,315 will begin to expire in 2026. Accordingly, deferred tax assets of approximately $516,495 were offset by the valuation allowance.

Note 9 - LITIGATION

The Company has sued Mr. Huazhong Mao, the original inventor of the patented processes, for failure by him to deliver the information and particulars with respect to the patented processes in an acceptable and workable manner.  Results of this lawsuit are not determinable to the date of these financial statements.

Note 10 - NET PROFIT (LOSS) PER SHARE

The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the nine months ended December 31, 2007.

	December 31, 2007	December 31, 2006
Net income (loss for the period)	$(66,213)	$(96,237)
Weighted-average number of common shares
outstanding (retroactively adjusted to reflect the reverse stock split on 09/21/04
	2,073,995	2,073,995
Effect of dilutive securities	200,000	200,000
Dilutive potential common shares	2,273,995	2,273,995
Net earnings per share:
Basic	$(0.03)	$(0.04)
Diluted	$(0.03)	$(0.04)

* Anti-dilutive due to loss

AQUASOL ENVIROTECH LTD.

Notes to Consolidated Financial Statements

(A Development Stage Enterprise)

March 31, 2007, 2006 and 2005

 (Expressed in US Dollars)

Note 11 - STOCK-BASED COMPENSATION

The Company implemented a stock option plan dated April 2, 2005, for the issuance of up to 200,000 common shares to directors, officers, employees and consultants.  The following table shows issuance of options:

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

.