Form 20-F
AQUASOL ENVIROTECH LTD
filed 2008-07-10
CIK 1336655

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended___________________________________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to ______

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Event Requiring this Shell Company Report: July 9, 2008

Commission file number 000-51625

China Linen Textile Industry, Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Cayman Islands, B.W.I

(Jurisdiction of incorporation or organization)

Chengdong Street, Lanxi County, Heilongjiang Province

 (Address of principal executive offices)

Zhao Chunfu, 86-455-5636079 , 86-451-82309970, email: ZCFZZZ@163.COM, fax no.:86-451-82309971, Chengdong Street, Lanxi County, Heilongjiang Province.

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

 Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,100,000 shares of $0.002 par value Common Stock outstanding as of July 9, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐ Large Accelerated Filer    ☐ Accelerated Filer    ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

 ☒ US GAAP   ☐ International Financial Reporting Standards

☐  Other

as issued by the International Accounting

Standards Board

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☐ No

TABLE OF CONTENTS

INTRODUCTION

4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

4

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.  KEY INFORMATION

6

ITEM 4.  INFORMATION ON THE COMPANY

14

ITEM 4A.  UNRESOLVED STAFF COMMENTS

19

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

22

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

25

ITEM 8.  FINANCIAL INFORMATION

27

ITEM 9.  THE OFFER AND LISTING

28

ITEM 10.  ADDITIONAL INFORMATION

29

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.  38

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

38

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

38

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  38

ITEM 15.   CONTROLS AND PROCEDURES.

38

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

38

ITEM 16B.   CODE OF ETHICS.

38

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

39

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.  39

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.  39

ITEM 17.  FINANCIAL STATEMENTS

39

ITEM 18.  FINANCIAL STATEMENTS

80

ITEM 19.  EXHIBITS

80

INTRODUCTION

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse. The pilot facility was closed in 2001 after completion of the test, and since that time, the Company has had no operations.

On July 9, 2008, the Company acquired 100 shares of the issued and outstanding capital stock of Bright International Group Co., Ltd., a Republic of Vanuatu corporation (“Bright”), constituting all of the issued and outstanding capital stock of Bright. The 50,000 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,002 shares of the Company’s common stock. As a result of the transaction, Bright became a wholly owned subsidiary of the Company.

Bright is the registered beneficial owner of 95% of Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd., (“Lanxi Sunrise”).  Lanxi Sunrise is a corporation incorporated in the People’s Republic of China (“PRC” or “China”) which is engaged in research, production and sales of linen textile products.

On June 9, 2008, three persons designated by Lanxi Sunrise purchased a total of 900,000 shares, or approximately 39.58% of the Company’s issued and outstanding common stock, from seven previous shareholders.  The purchase price was $310,000, or approximately $0.34 per share.

On June 9, 2008, in anticipation of completion of the Reverse Acquisition, the Company changed its named to China Linen Textile Industry, Ltd.

On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to approximately 1,136,998

Completion of the stock purchase transaction and the share exchange transaction described above (together the “Reverse Acquisition”) resulted in a change of control of the Company.

The Company was a shell company prior to the Reverse Acquisition. Since, as a result of the Reverse Acquisition, the Company ceased to be a shell company, the Company is required pursuant to Rule 13a-19 under the Securities Exchange Act of 1934 (the “Exchange Act”) to disclose the information in this Form 20-F that would be required to be disclosed if it were registering securities under the Exchange Act within 4 days following the consummation of the Reverse Acquisition.

References to the Company with respect to periods prior to the date of the Reverse Acquisition relate to Lanxi Sunrise, unless otherwise specifically indicated. References to “we,” “”us,” and “our” similarly refer to the Company. All currency below is in United States Dollars (“$” or “Dollars”), unless otherwise indicated. References to “Renminbi” or “RMB” mean Yuan Renminbi of the People’s Republic of China.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements reflecting the Company’s views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from the statements. These forward-looking statements are identified by, among other things, the words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that may cause actual results to differ from those projected include the risk factors specified below.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

Immediately prior to the Reverse Acquisition, the directors and officers of the Company were:

NAME	AGE	POSITION

Ken Z. Cai	44	CEO and Director
Yenyou (Jeff) Zheng	50	President, CFO and Director

Upon the closing of the Reverse Acquisition, all of the above-named persons submitted resignation letters pursuant to which they resigned as directors and officers of the Company.  The above-named persons were replaced at that time by the directors and officers named in the table below, who remain the officers and directors of the Company. The business address of each such person is the address of the Company, which is Chengdong Street, Lanxi County, Heilongjiang Province

NAME	AGE	POSITION

Gao Ren	45	President and Chairman of the Board
Teng Yunhai	47	Vice President and Director
Zhao Chunfu	45	Secretary and Director
Li Songyun	37	Chief Marketing Officer
Huang Xianfang	42	Chief Financial Officer
Wang Ximing	46	Chief Operating Officer
Xu Wenbo	42	Director of Technological Center

At the time of the Reverse Acquisition, the Company did not have, and the Company does not currently have, standing audit, nominating or compensation committees. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. The Company intends to establish an audit committee, a governance and nominating committee and a compensation committee of the board of directors as soon as is practicable. We envision that the audit committee will be primarily responsible for retaining our independent auditor and reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The governance and nominating committee will be responsible for nominating directors to our board and will also be generally responsible for overseeing our corporate governance policies and practices. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

The board of directors had not, at the time of the Reverse Acquisition, made a determination as to whether any member of the board of directors is an audit committee financial expert.

Each of the directors named above were elected or appointed as replacement directors to serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed or duly elected and qualified. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.

Officers at the time of the Reverse Acquisition held their positions at the pleasure of the board of directors.

There was, at the time of the Reverse Acquisition, no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Auditors

Prior to the Reverse Acquisition, the Company’s independent registered public accounting firm was Child, Van Wagoner & Bradshaw, PLLC, 1284 W. Flint Meadow Dr, Suite D, Kaysville, Utah 84037 (“Child Van Wagoner”), while the independent registered public accounting firm for Lanxi Sunrise was Vocation International Public Accountants, Ltd..

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

On May 30, 2008, the Company announced that it had changed its fiscal year end from March 31 to December 31, consistent with the fiscal year end employed by Lanxi Sunrise prior to the Reverse Acquisition. Selected financial data for the Company for the twelve month periods ended December 31, 2006, and 2007, below, is derived from the audited financial statements of Lanxi Sunrise, while the selected financial data for the twelve-month periods ended December 31, 2005, 2004 and 2003 below, is derived from unaudited financial statements of Lanxi Sunrise for the specified periods.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2003	2004	2005	2006	2007
Revenues	6,942,658	8,369,730	13,166,620	14,518,348	20,782,598
Income from Operations	165,724	549,490	982,345	2,601,463	4,318,682
Net Income	111,035	363,659	834,191	1,935,867	3,157,330
Total Assets	9,847,611	15,357,348	17,515,492	24,559,868	27,797,631

Total Current Liabilities	7,825,606	12,966,877	14,035,888	19,664,466	19,319,404
Net Assets	2,022,005	2,390,471	3,479,603	4,895,402	8,478,227
Total Equity	2,022,005	2,390,471	3,479,603	4,895,402	8,478,227

 Exchange Rate Information

We prepare our financial statements in Renminbi. This report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

Until July 20, 2005, the People’s Bank of China had set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investments, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The interbank bid rates were US$1.00 to RMB 6.9472 on June 1, 2008. The following table sets forth the high and low interbank bid rates between Renminbi and U.S. dollars for each of the periods shown:

	Interbank Bid Rate
Period	RMB per US$
	High	Low
November, 2007	7.46150	7.36730
December, 2007	7.40350	7.29410
January, 2008	7.29410	7.17100
February, 2008	7.20000	7.10200
March, 2008	7.10500	6.99350
April, 2008	7.01050	6.96100
May, 2008	6.99450	6.92550

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars for each of 2003, 2004, 2005, 2006, 2007 and 2008 (through May 31) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

Period	Period-end Interbank Bid Rate	Average Interbank Bid Rate
	RMB per US$	RMB per US$
2003	8.28670	8.28715
2004	8.28650	8.28723
2005	8.07340	8.20329
2006	7.81750	7.98189
2007	7.31410	7.61720
2008 (through May 31)	6.95270	7.10447

B. Capitalization and Indebtedness

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as of March 31, 2008, showing the company’s capitalization on a pro forma basis as if the Reverse Acquisition had been completed as of that date:

Indebtedness
Guaranteed
Unguaranteed	11,465,317
Secured	3,932,184
Unsecured
Total	15,397,501
Shareholders’ Equity	40,200
Common Stock, par value $0.002; 500,000,000 shares
authorized, 20,100,000 shares issued and outstanding

Additional paid-in capital	2,121,472
Retained earnings (loss)	6,448,859

Total Shareholders' equity and capitalization	10,210,351

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Common Stock of the Company involves a high degree of risk, related to our business, our industry, doing business in China and the market for our common stock. Any of the following risks could materially adversely affect the business, operating results and financial condition of the Company. You should consider these factors in conjunction with the other information contained in this report and the documents filed as exhibits hereto.

Risks Related to our Business

In order to produce high quality products we must be able to purchase sufficient quantities of high quality flax. If we are unable to source a sufficient quantity of high quality flax it will adversely affect our ability to satisfy orders from our current customers and expand our business to attract new customers.

Our ability to source and purchase a sufficient quantity of high quality flax is a significant risk factor for our business.  Lower quality flax is more widely available than high quality flax, and most of the flax currently grown in China is lower quality because of recent dry climate conditions.  Yarn produced from high quality flax is stronger than yarn produced from lower quality flax and as a result may be longer and thinner than yarn made from lower quality flax.  Use of thinner yarn in the weaving process results in higher quality fabric because the fabric has more threads per inch.  We currently import flax primarily from France, Belgium and Egypt and rely on Harbin Sunshine Linen Textile Co., Ltd., an affiliated company controlled by our President, to source and import flax on our behalf.   There is no assurance that we will be able to continue to rely on contacts and business relationships established by Harbin Sunshine Linen Textile Co, Ltd., to source and acquire high quality flax on our behalf, and there is no assurance that we will continue to be able to source and purchase sufficient quantities of high quality flax for use in the production process.  In the event we are unable to acquire sufficient quantities of high quality flax our production process will be adversely affected and we may be unable to produce products which meet specifications established by our customers.  In such an event, our profitability would be adversely affected and our business could fail.

In order to grow at the pace expected by management, we will require additional capital to support our long-term business plan.  If we are unable to obtain additional capital in future years, we may be unable to proceed with our long-term business plan and we may be forced to limit or curtail our future operations.

 We will require additional working capital to support our long-term business plan, which includes expanding our current production capacity, establishing a yarn-dyed fabric factory and identifying suitable targets such as a semi-bleaching factory, for horizontal or vertical mergers or acquisitions.   Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources.  Additional financings could result in significant dilution to our existing stockholders or the issuance of securities with superior rights to our current outstanding securities.  In addition, we may grant registration rights to investors purchasing future equity or debt securities.  If we are unable to raise additional financing, we may be unable to grow or to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all.  In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Our future success depends in part on attracting and retaining key senior management and qualified technical and sales personnel. We also face certain risks as a result of the recent changes to our management team.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our President and General Manager, Mr. Gao Ren, our Vice General Manager, Mr. Teng Yunhai, Chief Markeing Officer, Ms. Li Songyun,  our Chief Financial Officer, Ms. Huang Xiaofang, our Chief Operating Officer, Mr. Wang Ximing, and the Director of the Technology Center, Mr. Xu Wenbo.  There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

Our growth strategy includes making acquisitions in the future, which could subject us to significant risks, any of which could harm our business.

Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms.  Over time, we may acquire or make investments in other providers of product offerings that complement our business and other companies in the linen textile industry.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management’s attention from running our existing business;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services or products; and

•	dilution to stockholders if we issue securities in any acquisition.

Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

We sometimes extend credit to our customers. Failure to collect the trade receivables or untimely collection could affect our liquidity.

We extend credit to a large number of our customers while generally requiring no collateral. Generally, our customers pay in installments, with a portion of the payment upfront; a portion of the payment upon receipt of our products by our customers and before the installation and a portion of the payment after the installation of our products and upon satisfaction by our customer. Sometimes, a small portion of the payment will not be paid until after a certain period following the installation. We perform ongoing credit evaluations of those customers’ financial condition and generally have no difficulties in collecting our payments. But if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

The Company is a Cayman Islands company, Bright is a Republic of Vanuatu company and Lanxi Sunrise is a PRC company, and all of the Company’s officers and directors reside outside the United States. Therefore, certain judgments obtained against the company by its shareholders may not be enforceable in the United States.

The Company is a Cayman Islands company, Bright is a Republic of Vanuatu company and Lanxi Sunrise is a PRC company. All of the Company’s officers and directors reside outside of the United States. All or substantially all of its assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against it or these persons the United States federal securities laws, or to enforce judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, including the Securities Act of 1933 (the “Securities Act”) and the Exchange Act.

Risks Related to Our Industry

The linen textile industry is highly competitive and includes many competitors which are larger, have more resources and more technological capability  than the Company.  There is no assurance that we will be able to effectively compete and to retain or expand our market share.

The global market for linen production is growing rapidly and includes many competitors both in China and in other parts of the world.  The Company has many large competitors in China which only make thread and do not also produce cloth.  The Company also has many competitors in China and in other parts of the world that produce cloth.  In addition, although the market for sale of linen products is expected to grow rapidly in China, consumers for linen textile products are currently mainly in foreign markets outside of China.   Therefore, in order to compete effectively the Company must establish and maintain connections with buyers in foreign markets.  There is no assurance that the Company will be able to continue to compete in this market and to maintain or increase its market share.

Risks Related to Doing Business in China

Economic, political, legal and social uncertainties in China could harm the Company’s future interests in China.

All of the Company’s future business operations are expected to be located in China. As a consequence, the economic, political, legal and social conditions in China could have an adverse effect on the Company’s business, results of operations and financial condition. The legislative trend in China over the past decade has been to enhance the protection afforded to foreign investment and to allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance, however, that legislation directed towards promoting foreign investment will continue. More restrictive rules on foreign investment could adversely affect the Company’s ability to expand its operations into China or repatriate any profits earned there. Some of the changes that could adversely affect the Company, include:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The legal environment in China is uncertain and your ability to legally protect your investment could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign owned enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to affect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China only recently has permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The value of our securities will be affected by the foreign exchange rate between the United States Dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Risks Related to the Market for Our Stock

The Company, as a foreign private issuer, has limited reporting requirements under the Securities Exchange Act of 1934, which makes it less transparent than a United States issuer.

As a foreign private issuer, the rules and regulations under the Exchange Act provide the Company with certain exemptions from the reporting obligations of United States issuers. The Company is exempt from the rules prescribing the furnishing and content of proxy statements, and its officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, the Company is not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. The result is that the Company will be less transparent than a U.S. issuer.

Our common stock is quoted only on the OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of June 30, 2008, the closing bid price for our common stock was $2.00 per share and our shares are considered to be a “penny stock.”   As a “penny stock”, our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

One of our stockholders holds a significant percentage of our outstanding voting securities.

Mr. Gao Ren, who is our President, Chief Executive Officer and a Director, directly or indirectly owns approximately 41% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of our Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent us from implementing our business strategies.

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 to engage in the development, acquisition and marketing of water and wastewater treatment solutions including a two-stage water treatment system known as the MicroEntrap Mobilization System.

On March 26, 2000, the Company entered into a share exchange to acquire Aquasol Technologies, Inc., a Canadian corporation (“Aquasol Alberta.  The Company purchased Aquasol Alberta in order to utilize its customer base to market the Company’s wastewater technologies in Alberta. Aquasol Alberta engaged in a few small wastewater treatment projects in Alberta using unpatented technologies similar to those used by the Company.  Aquasol Alberta discontinued operations in 2001, as there was no market in Alberta for its products.

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

In 2001, the Company built a pilot facility in Squamish, British Columbia, Canada to test its MicroEntrap water treatment system.  The facility was closed after the test was completed in 2001.  The Company stopped research, development, manufacturing and marketing activities in 2002, and since that time, has not had any active business operations.

The Company’s common stock is quoted on the Over-The-Counter Bulletin Board in the United States under the symbol “AQEVFOB”.

Reverse Acquisition with Bright

On July 9, 2008, the Company acquired 100 shares of the issued and outstanding capital stock of Bright International Group Co., Ltd., a Republic of Vanuatu corporation (“Bright”), constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,002 shares of the Company’s common stock. As a result of the transaction, Bright became a wholly owned subsidiary of the Company.

Bright is the registered beneficial owner of 95% of Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd., (“Lanxi Sunrise”).  Lanxi Sunrise is a corporation incorporated in the People’s Republic of China (“PRC” or “China”) which is engaged in research, production and sales of linen textile products.

On June 9, 2008, three persons designated by Lanxi Sunrise purchased a total of 900,000 shares, or approximately 39.58% of the Company’s issued and outstanding common stock, from seven previous shareholders.  The purchase price was $310,000, or approximately $0.34 per share.

On June 9, 2008, in anticipation of completion of the Reverse Acquisition, the Company changed its named to China Linen Textile Industry, Ltd.

Completion of the stock purchase transaction and the share exchange transaction described above (together the “Reverse Acquisition”) resulted in a change of control of the Company.

Business Overview

The Company is principally engaged in the production and sale of linen yarn and various types of linen fabric. It is also involved in consultation, research and development related to of linen technology and linen products.

The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd (“Lanxi Sunrise”), which was established as a privately owned business enterprise in June, 2002.  Its manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.   Prior to the establishment of Lanxi Sunrise at this location as a privately owned business in June, 2002, the manufacturing facility was operated as a government-owned business.

The linen industry chain involves a 5-step process including (i) raw material planting; (ii) fiber production; (iii) yarn spinning; (iv) fabric weaving and (v) dyeing and finishing.  The Company’s current operations are focused on only two of the steps in this process, yarn spinning and fabric weaving.   In the future, the Company plans to expand its operations to include other aspects of the industry chain including particularly dyeing and finishing.

The Company imports high quality flax primarily from France, Belgium and Egypt.  The raw flax is put through a 5-step process at the Company’s manufacturing facility to make yarn. A portion of the yarn is sold to customers and a portion is used by the Company to weave various types of linen cloth.   The Company’s primary products include flax yarn, hemp linen fabric, gray linen fabric, linen/cotton interwoven fabric and linen/rayon interwoven fabric.  Currently, approximately 60% of the Company’s finished products are exported to customers in Europe, North America, the Middle East and South America and approximately 40% are sold to customers in China.

Products and Services

The Company operates one yarn-spinning factory and two weaving factories at its facility in Lanxi County, PRC.  The main products it produces at this facility are flax yarn and gray linen fabric. It also designs and produces other linen fabrics in various specifications requested by its customers including hemp linen fabric, interwoven or blended fabrics including both a cotton/linen blend and a rayon/linen blend, semi-bleached fabric, piece-dyed fabric and jacquard fabric.

In its yarn-spinning factory, the Company processes raw flax into yarn through an automated multi-step process.  The annual production capacity of the Company’s yarn-spinning factory is approximately 1,600 tons of pure semi-bleached linen yarn and gray yarn in various specifications.

The Company’s two fabric-weaving factories have an annual production capacity of approximately 8 million meters of fabric including linen gray fabric, hemp linen fabric, blended or interwoven fabric such as cotton/linen and rayon/linen blends, and semi-bleached linen fabric.  Approximately 95% of the Company’s annual yarn production is used by the Company for its own production of linen cloth. The remaining 5% of the yarn produced by the Company is sold to other producers of linen cloth in China and elsewhere.

The Company does not currently have its own yarn-dying facility.  The Company subcontracts this portion of the production process when required by client specifications.

Distribution and Marketing

The Company currently exports approximately 60% of its products to customers in Europe, North and South America and the Middle East.

Both the importation of raw materials and the export of finished goods are done through an Agency Agreement with Harbin Sunshine Linen Textile Co, Ltd. (“Harbin Sunshine”), an affiliated entity controlled by Gao Ren, the Company’s President.  Under the terms of the Agency Agreement, Harbin Sunshine purchases and imports flax on the Company’s behalf and resells it to the Company at a price equal to cost plus 6%.  Harbin Sunshine also acts as the Company’s agent for export of finished goods, but does not charge a fee as part of the export process.  Accordingly, finished goods which are to be exported are sold to Harbin Sunshine at a price equal to the price to be paid by the overseas buyer of the goods.

Harbin Sunshine was established in 1997 to engage in the import/export business and has special licenses from the central government of the PRC which allow it to take advantage of waivers of import/export taxes created to encourage business development in certain areas of northeast China.   By importing raw materials and exporting finished goods through Harbin Sunshine, the Company is able to benefit from the special licenses held by Harbin Sunshine.  In the process of distributing finished goods, the Company also benefits from its Agency Agreement with Harbin Sunshine by taking advantage of long-term customer contacts established by Harbin Sunshine.

Seasonality

The Company imports high quality flax primarily from France, Belgium and Egypt.  Summer is the growing season for flax, and the growing period is approximately 3-4 months.  Accordingly, the Company generally makes it most significant purchases of flax in October of each year to be used for production in the following months.

The Company’s peak production period for linen cloth to be used in clothing is the fourth quarter of the year primarily because linen is a light-weight cloth generally used to produce summer clothing.

Customers

The Company currently exports approximately 60% of its products to Europe, North and South America and the Middle East and sells its remaining products in the domestic market in China.  The Company’s main European customers are in Italy, France, Belgium and Greece.  It also has significant customers in the United States, Brazil, Egypt and India.

In the domestic market in China, the Company’s customers are located primarily in the Yangtze River Delta area and include Zhejiang Huili Garments Co, Ltd., Shaoxing Yinxiang Cotton and Linen Textile Co., Ltd., Shaoxing Hongda Linen and Cotton Textile Co, Ltd., and Zhejiang Shaoxing Xinsanjiang Printing and Dyeing Co, Ltd.

Raw Materials

The Company imports flax primarily from France, Belgium and Egypt because it is of higher quality than the flax currently grown in China.  The ability to continue to source high quality flax is a significant risk factor faced by the Company.   While lower quality flax is more widely available, the use of high quality flax allows for the manufacture of yarn which is longer and stronger, and as a result may be made thinner, than yarn woven from lower quality flax.  Use of thinner thread in the weaving process results in fabric which has more threads per inch and is of higher quality than fabric woven from lower quality flax.

The Company currently relies on Harbin Sunshine Linen Textile Co., Ltd, (“Harbin Sunshine”) an affiliated entity controlled by Gao Ren, the Company’s President, to source and to import flax on its behalf.  The Company has an Agency Agreement with Harbin Sunshine pursuant to which Harbin Sunshine purchases and imports flax on the Company’s behalf and resells it to the Company at a price equal to cost plus 6%.

The areas of China where flax is typically grown, including areas near the Company’s factory in Lanxi County, Heilongjiang Province, have a climate which in recent years has been dryer than the climate in areas of Europe where flax is grown.  This has caused the flax grown in China to generally be of lower quality than the flax available from Europe.

Competition

The linen textile industry is highly competitive, but Company management believes that, for various reasons, it is well positioned to maintain a competitive position within the industry.

The Company has many competitors, several of which are larger than it.  However, many of the large competitors only make thread and do not have the capability of also producing fabric.  These competitors sell their thread to smaller companies which weave the thread into cloth. The Company makes and sells thread to other companies, but is also one of the largest manufacturers of linen cloth in China.  In addition, the Company’s production facility which operates on a continuous 24-hour per day basis, and which is capable of producing different grade and quality products in order to satisfy the specifications and meet the demands of clients.

Heilongjiang province is considered to be the base of the linen industry in China because it is the area of the country where flax has traditionally been grown.  As a result, the Company has been able to hire an experienced and capable management team.  In addition, it has a good supply of labor available at rates of pay which are lower than those typically paid to workers in southern China.

Finally, the Company has been able to take advantage of special laws established by the central government of the PRC which are designed to encourage and support growth of industry in northeast China.  These include a special waiver of tax on import of manufacturing equipment, and a waiver of import tax on raw materials imported by Company’s which manufacture goods for export.

Intellectual Property

The Company has registered the trademark “Fairy Deer” which it intends to use to seek to establish a recognizable brand for its products.

The Company has established to technological center where is does research on processes related to linen production, including such projects as work in developing high count flax yarn, multi-fiber blended fabric and other functional products as well as research related to linen yarn dyeing techniques, linen fabric bleaching and dyeing technologies, development of linen yarn-dyed fabric and development of finished linen garments.  The Company seeks to use any technological advances it makes in its own production process but has not sought patent protection for any such advances.

Organizational Structure

The chart below depicts the corporate structure of the Company as of the date hereof.  As depicted below, the Company owns 100% of the capital stock of Bright and has no other subsidiaries.  Bright owns 95% of the capital stock of Lanxi Sunrise, the entity through which the Company conducts all of its business operations.

China Linen Textile Industry, Ltd
(formerly Aquasol Envirotech, Ltd)
(a Cayman Islands B.W.I. corporation)
100%
Bright International Group Co., Ltd.,
(a Republic of Vanuatu Corporation)
("Bright")
95%
Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd.
(a PRC Corporation)
("Lanxi Sunrise")

Property, Plant, and Equipment

The Company operates a production facility in Lanxi County, Heilongjiang Province, PRC.  It has a land space of 52,000 square meters and a production facility which is 28,000 square meters in size.  In the PRC all land is owned by the government, but the Company has a long-term lease from the government for the property where the production facility is located.

The production facility includes a flax-spinning factory and two fabric-weaving factories, office facilities and a dormitory facility for workers.  The equipment in the factories includes 7,680 wet-spinning spindles, 192 sets of rapier looms and more than 300 sets of other types of textile technological processing equipment.

The Company currently operates its factories on a 24-hour per day basis with three shifts of employees.  Operating at full capacity, the factories have an annual production capacity of 1,600 tons of pure semi-bleached linen yarn and gray yarn in various specifications, and approximately 8,000,000 meters of linen gray fabric

Legal Proceedings

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, there are no material legal proceedings to which the Company is a party, or to which any of their property is subject, that will have a material adverse effect on the Company’s financial condition.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

A. Operating Results

Fiscal Years Ended December 31, 2007 and 2006

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2007 and 2006 and provides information regarding the dollar and percentage increase or (decrease) from the 2006 fiscal period to the 2007 fiscal period:

	Year Ended December 31,
Item	2007	2006	Increase (Decrease)	% Increase (% Decrease)
Revenue	20,782,598	14,518,348	6,264,250	43.15%
Cost of Goods Sold	15,307,248	10,538,780	4,768,468	45.25%
Gross Profit	5,474,248	3,979,568	1,495,782	37.59%
Operating Expenses	1,156,668	1,378,105	(221,437)	(16.07)%
Other Income

(expense)	490,481	279,263	211,218	75.63%
Provision for Taxes	1,651,833	944,859	706,974	74.82%
Net income	3,157,330	1,935,867	1,221,463	63.10%

Revenue

Our revenue increased from $13,518,348 for the fiscal year ended December 31, 2006, to $20,782,598 for the fiscal year ended December 31, 2007, an increase of $6,264,250, or approximately 43.15%.  The increase in revenue was primarily attributable to technological upgrades to have improved product quality and increased marketing efforts including participation in both domestic and foreign exhibitions and direct contacts with clients in an effort to expand sales to them and thereby increase market share.

Cost of Goods Sold

Cost of goods sold increased from $10,538,780 for the fiscal year ended December 31, 2006, to $15,307,248 for the fiscal year ended December 31, 2007, an increase of $4,768,468, or approximately 45.25%.   The increase in cost of goods sold was primarily the result of the Company’s increased sales in the fiscal year ended December 31, 2007 and relates to required purchases of the additional raw materials required for purposes of increasing production.  On a percentage basis, revenues and cost of goods sold both increased by approximately the same amount.

Gross Profit

Gross profit increased from $3,979,568 for the fiscal year ended December 31, 2006, to $5,474,248 for the fiscal year ended December 31, 2007, an increase of $1,495,782, or approximately 37.59%.  The increase in gross profit is primarily attributable to the increase in revenue.  Gross profit for the fiscal year ended December 31, 2007, was approximately 26.3% of revenues as compared to gross profit of approximately 27.4% of revenue for the fiscal year ended December 31, 2006.

Operating Expenses

Operating expenses decreased by $221,437, or approximately 16.07%, in the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31, 2006.  The decrease in operating expenses was primarily attributable to a significant decrease in sales and marketing expenses in 2007 as compared to 2006.  This decrease in sales and marketing expenses was primarily a result of a decrease in transportation expenses related to the agreement by certain clients to pay such costs, and a decrease in sales commissions as a result of certain clients purchasing goods directly from the company rather than through agents.

Other Income

Other income increased from $279,263 for the fiscal year ended December 31, 2006 to $490,481 for the fiscal year ended December 31, 2007, an increase of $211,218, or approximately 75.63%.  Other income consists of subsidy income and interest income offset by interest expense.  The increase in other income from 2006 to 2007 is primarily attributable to the fact that subsidy income, consisting of government grants, land grants, enterprise grants and financial grants increased from $788,948 in 2006 to $1,307,778 in 2007, an increase of $518,830 or approximately 65.76% as compared to 2006.  This increase in subsidy income was partially offset by an increase in interest expense in 2007 as compared to 2006.

Provision for Taxes

Provision for taxes increased from $944,859 for the fiscal year ended December 31, 2006, to $1,651,833 for the fiscal year ended December 31, 2007, an increase of $706,974, or approximately 74.82%.   The increase in provision for taxes is attributable to the increased sales and increased gross profit in 2007 as compared to 2006.   The enterprise income tax applicable to the Company was charged at 33% in 2006 and 2007, of which 30% was for national tax and 3% was for local tax.  For the fiscal year starting January 1, 2008, the enterprise income tax rate in the PRC will be adjusted to 25% from the previous 33%.

Net income (profit after taxes)

Net income was $3,157,330 in 2007 as compared to $1,935,867 in 2006, an increase of $1,221,463, or approximately 63.10%.  This increase in net income is primarily attributable to the increase in revenue and the decrease in operating expenses in 2007 as compared to 2006.

Critical Accounting Policies

The critical accounting policies used by the Company in the preparation of its financial statements are summarized in the notes to the financial statements.

Inflation

The Company believes its operations have not been and will not be materially adversely affected by inflation or changing prices in the foreseeable future.

Foreign Currency Translation Gain

The Company’s operating subsidiary is located in China.  Its functional and reporting currency is the Chinese Renminbi (“RMB”).  The Company does not engage in currency hedging.

We incurred a foreign currency translation gain of $458,515 for the year ended December 31, 2007 as compared with a foreign currency translation gain of $188,282 for the fiscal year ended December 31, 2006.   We used different exchange rates in translating Renminbis into U.S. dollars in our financial statements for the two fiscal years.  Owners equity was translated at historic rates, assets and liabilities were translated at the applicable exchange rates on December 31, 2007 and 2006, respectively, and income and expenses during the year were translated at applicable average monthly end rates for 2007 and 2006, respectively.

Chinese Economic, Fiscal, Monetary and other Policy

The Company’s operating subsidiary Lanxi Sunrise is located in China and the Company uses RMB as its functional currency, therefore, changes in Chinese economic, fiscal, monetary or political policies could materially affect our operations and investors. See Item 3 “- Key Information - D. Risk Factors - Risks Related to Doing Business in China” for more details.

B. Liquidity and Capital Resources

As of December 31, 2007, the Company had cash and cash equivalents of $3,459, and total current assets of $21,992,467.   As of March 31, 2008, the Company had cash and cash equivalents of $1,095,302 and total current assets of $19,499,722.  Management believes the Company has sufficient cash and current assets to fund current operations for the remainder of the fiscal year.

C. Research and Development

In April, 2005, the Company established a technological center through which it conducts research and development activities related to production of linen products.  The current research and development projects include development of high-count flax yarn, multi-fiber blended fabrics, research related to linen yarn dyeing and linen fabric bleaching and dyeing technologies.  The research and development center includes approximately 25 research and technical staff including 5 staff members who are senior professionals.

The Company’s technological center has established cooperative relationships with Tianjin Institute of Technology and Donghua University to take advantage of their research activities and the Company’s advanced production equipment to seek to develop new varieties of linen spinning yarns, woven cloth, yarn-dyed fabrics and other printed and dyed products.

D. Trend Information

Not applicable

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2007:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	5,754,853
Capital (Finance) Lease Obligations
Operating Lease Obligations	$111,504.75
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements
Total	$5,866,357.75

G. Safe Harbor

Please see “Special Note Regarding Forward-Looking Statements.”

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth our current directors and executive officers, their ages and the positions they hold.

NAME	AGE	POSITION
Gao Ren	45	President and Chairman
Teng Yunhai	47	Vice President and Director
Li Songyun	37	Chief Marketing Officer
Huang Xiaofang	42	Chief Financial Officer
Wang Ximing	46	Chief Operating Officer
Xu Wenbo	42	Director of Technological Center
Zhao Chunfu	45	Secretary and Director

Biographical Information

Mr. Gao Ren, born in 1963, is currently the President and Chairman of the Board of Directors of the Company.  Before serving as the president and general manager of the Company, he was workshop director and section manager of the quality management section of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and manager in the marketing department of Harbin Import & Export Group Corp. He is a graduate of Heilongjiang Radio And Television University and also studied in the President Management Program of Tsing Hua University, Mr. Gao is a deputy to Heilongjiang Province People's Congress, and has been awarded as “National Entrepreneur with Honesty in Business”, “China Enterprise New Man of the Year”, “Entrepreneur with Honesty in China Textile Industry Business” and “Model Worker of National Textile Industry”.

Mr. Teng Yunhai, born in 1961, is a senior engineer and currently serves as Vice President and as a Director of the Company.  He was previously director of the equipment department of linen processing branch factory, director of equipment repair branch factory, and director of processing branch factory of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and equipment principal engineer of Xinlong Holding Group Co., Ltd. He is a graduate of Qiqihar Light Industry Institute.

Ms Li Songyun, born in 1971, is currently the chief marketing officer of the Company and was previously business manager of Harbin Import & Export Group Corp.  She is a graduate of Heilongjiang University.

Ms. Huang Xiaofang, born in 1966, is a registered accountant and now serves as the Chief Financial Officer of the Company.  She was previously financial manager of Harbin Wanjiabao Fresh Milk Co., Ltd and Financial Executive of Harbin Shuaizhi Decoration Co., Ltd.  She is a graduate of Financial & Accounting Department of Heilongjiang August First Land Reclamation University.

Mr. Wang Ximing, born in 1962, is a senior engineer and is currently Chief Operating Officer of the Company.  He was previously director of the spinning branch factory, director of the enterprise management office and vice general engineer of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and vice general manager of production and technology of Zhejiang Huihao Linen Textile Co., Ltd.  He is a graduate of Light Engineering Institute Of Qiqihar.

Mr. Xu Wenbo, born in 1966, is a senior engineer and is Director of the Technological Center.  He was previously director of central laboratory, and director of technology of processing branch factory of Heilongjiang Lanxi Linen Textile Industry United General Corporation.  He is a graduate of East China Textile University.

Mr. Zhao Chunfu, born in 1963, is a senior engineer and currently serves as the Secretary and as a Director of the Company.   He was previously Branch Factory Director, Technology Innovation Director and Manager of Import and Export Department of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and Section Chief of Maintenance Operation Department of Xinlong Holding Group Co., Ltd. He is a graduate of North-East Heavy Machinery Institute.

Family Relationships

There are no family relationships among our directors or officers.

Understandings with Respect to Directors and Senior Management

There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

B. Compensation

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable expenses related to such director’s attendance at board of directors and committee meetings.

Executive Compensation

During the fiscal year ended December 31, 2007, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	CEO and Director	150,000
Teng Yunhai	Vice President and Director	60,000
Zhao Chunfu	Secretary and Director	60,000
Li Songyun	Chief Marketing Officer	60,000
Huang Xianfang	Chief Financial Officer	60,000
Wang Ximing	Chief Operating Officer	60,000
Xu Wenbo	Director of Technological Center	60,000

During the fiscal year ended December 31, 2007, none of our officers or directors received compensation for services other than salary paid in cash.

C. Board Practices

Board Composition and Committees

The board of directors is currently composed of 3 members.  All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We do not currently have a standing audit, nominating or compensation committee. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. The Company intends to establish an audit committee, a governance and nominating committee and a compensation committee of the board of directors as soon as is practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The governance and nominating committee will be responsible for nominating directors to our board and will also be generally responsible for overseeing our corporate governance policies and practices. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Code of Ethics

We do not currently have a Code of Ethics, but intend to adopt one as soon as is practicable.  It is expected that the Code of Ethics, when adopted, will address, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.

D. Employees

We have approximately 1500  full-time employees, approximately 70 of them are administrative and accounting staff, 110  of them are research and development staff, 40 are sales staff,  and the remaining 1280 are production workers.

 As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.  Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments.  We are required to contribute a percentage of their monthly salary to the plan.

E. Share Ownership

Several of our current and former directors and executive officers own shares of the Company’s common stock, as set forth below. See below under the heading “Major Shareholders and Related Party Transactions - Major Shareholders.” Except as noted in such section, no such person has any options, warrant or other rights to acquire additional securities of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Current Holdings of Major Shareholders, Executive Officers and Directors

The following table sets forth, as of June 30, 2008, the stock ownership of each executive officer and director of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted. All shares have identical voting rights. All of the above shareholders of the Company live and work outside of the United States.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Gao Ren (1) Building F, Hualige, Junyue Apartment, Hongxiang Road, Nangang District, Harbin City PRC	8,188,888	40.74%
Teng Yunhai (1) Room 502, Unit 3, Building 3, Dongshi Road, Tonghe Street, Xinhe, Lanxi County, Heilongjiang Province, PRC	3,188	0.01%
Li Songyun (1) No 21-2, Leyuan Street, Dongli District, Harbin City PRC	143,857	0.72%
Huang Xianfang (1) Room 701, Unit 4, Building 31, Hongqixiaoqu, Daowai District, Harbin City, PRC	644	0.003%
Wang Ximing Wufangchang, Xinlong, Loacheng Kafaqu, Loacheng Town, Chengmai County, Hainan Province, PRC	201,000	1.0%
Xu Wenbo (1) Room 301, Unit 3, Building 5, Dongshi Road, Tonghe Street, Xinhe Community, Lanxi County, Heilongjiang Province	-	-
Zhao Chunfu (1) Wufangchang, Xinlong, Laocheng Kaifaqu, Laocheng Town, Chengmai County, Hainan Province	502,5000	2.5％
All Directors and Officers as a Group (7 in Number)	9,040,077	44.98%

 (1)The person is an officer, a director or both.

Material Transactions in Common Stock

The Company has undergone a change of control in connection with closing of the Reverse Acquisition.

Pursuant to the terms of Share Transfer Agreements dated June 9, 2008, 3 persons designated by Lanxi Sunrise purchased 900,000 shares, or approximately 39.58%, of the Company’s issued and outstanding common stock from 7 shareholders of the Company for a total purchase price of $310,000, or approximately $0.344 per share.

 On June 30, 2008, the Company completed a 1:2 reverse stock split, thereby reducing its issued and outstanding shares from 2,273,996 to approximately 1,136,998.

Pursuant to the terms of an Agreement for Share Exchange dated April 11, 2008, on July 9, 2008, the Company issued 18,963,002 shares of common stock to acquire all of the outstanding shares of Bright from Bright’s shareholders.  Rather than retaining such shares, the shareholders of Bright transferred such shares to a total of 91 individuals designated by Lanxi Sunrise.

Immediately following these transactions, we had a total of 20,100,000 shares issued and outstanding, of which 19,413,002, or approximately 96.58%, were owned by persons designated by Lanxi Sunrise.   Our existing shareholders prior to the Reverse Acquisition retained ownership of 686,998 shares, or approximately 3.42% of our issued and outstanding stock.

The Company entered into an Advisory Agreement with Mid-Continental Securities Corp on March 30, 2007.  Pursuant to that agreement, the Company is obligated to issue a total of 804,000 shares to Mid-Continental Securities Corp, or its designees, as compensation for services.  Such shares are expected to issued promptly following completion of the Reverse Acquisition and the filing of this Form 20-F.

B. Related Party Transactions

During the last three fiscal years, the Company entered into the following transactions with certain related parties, in addition to the share transactions noted above.

On November 7, 2005, the Company entered into an Agency Agreement with Harbin Sunshine Linen Textile Co, Ltd., a Company which is controlled by Gao Ren, the Company’s President.  Pursuant to the terms of the Agency Agreement, Harbin Sunshine Linen Textile Co., Ltd., acts as the Company’s agent in importing flax and exporting linen yarn, linen fabric and other products. The Company pays Harbin Sunshine Linen Textile Co., Ltd, an import fee equal to 6% of the cost of flax imported on the Company’s behalf.   The Company does not pay any fee for exporting services provided by Harbin Sunshine Linen Textile Co, Ltd.

C. Interests of Experts and Counsel

 Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements attached to this report were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the China. Certain accounting principles stipulated under U.S. GAAP are not applicable in China.

The Renminbi has been determined to be the functional currency of the Company. The translation adjustments which are included in foreign exchange adjustment to other comprehensive income as a component of shareholders’ equity amounted to $458,515 for the year ended December 31, 2007.

The financial statements filed herewith are found in Item 17.

B. Significant Changes

There are no significant changes since December 31, 2005.

ITEM 9.  THE OFFER AND LISTING

A. Listing Details

The Company’s capitalization consists of 500,000,000 shares of $0.002 par value common stock of which 20,100,000 shares are issued and outstanding as of July 9, 2008.

The common stock is quoted on the over-the-counter NASD Electronic Bulletin Board under the symbol CTXIF.OB.  Prior to its name change to China Linen Textile Industry, Ltd., the common stock was quoted on the NASD Electronic Bulletin Board under the symbol “AQEVF.OB.” The CUSIP number is

G21170 10 8.

There has never been an active trading market for the Company’s shares, and accordingly, there are no meaningful historical bid and asked prices to report.

The number of holders of record for our common stock as of July 9, 2008, 2008 was approximately 140.

Restrictions on Transfer

Note that shares issued in the Reverse Acquisition are, unless registered for resale, subject to restrictions on transfer, in accordance with the securities laws of the United States.

The transfer agent of the Company is Island Stock Transfer, 100 2nd Avenue South, Suite 104N, St. Petersburg, Florida 33701.  Telephone: 727-289-0010.

Dividends

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends to our stockholders in the foreseeable future.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Listing Details.”

D. Selling Stockholder

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Organization

Charter

Our charter documents consist of our Memorandum of Association and Articles of Association.  The Memorandum of Association loosely resembles the Articles of Incorporation of a United States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows. This description and summary does not purport to be complete and does not address all differences between United States and Cayman Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Corporate Powers

We have been registered in the Cayman Islands B.W.I. since February 3, 2000, under the Companies Law.  The Memorandum of Association allows for the Company to carry on business for a broad variety of purposes, and the Company is not restricted from any business lawful business activity.

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

Annual General Meetings must be held every 12 months.  Both Annual and Extraordinary General meetings must provide 21 days notice to shareholders.  A quorum must be present to conduct business at any Annual or Extraordinary General meeting.

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

Ownership Threshold

There is no threshold at which an individual must declare shareholdings.  SEC disclosure regulations require that holders of 5% or more of the issued securities must disclose such holdings

Material Contracts

On June 9, 2008, pursuant to the terms of Share Transfer Agreements dated June 9, 2008,  3 persons designated by Lanxi Sunrise purchased 900,000 shares, or approximately 39.58%, of the Company’s issued and outstanding common stock from 7 shareholders of the Company for a total purchase price of $310,000, or approximately $0.344 per share.

On June 30, 2008, following closing under the Share Transfer Agreements, the Company completed a 1:2 reverse stock split, thereby reducing its issued and outstanding shares from 2,273,996 to approximately 1,136,998.

On July 9, 2008, the Company acquired 100 shares of the issued and outstanding capital stock of Bright, constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,002 shares of common stock of the Company. As a result of this transaction, Bright became a wholly-owned subsidiary of the Company, and Lanxi Sunrise became an indirect 95% owned subsidiary of the Company. Completion of the transaction resulted in a change in control of the Company. After the transaction, the Company was no longer a shell company.

Exchange Controls

Cayman Islands

There are no material Cayman Islands laws which impose any material exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of its common stock. Cayman Islands law and the Company’s Memorandum and Articles of Association impose no material limitations on the right of non-residents or foreign owners to hold or vote the Company’s common stock.

China

China imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China (“PBOC”) publishes a daily exchange rate for Renminbi (the “PBOC Exchange Rate”) based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control (the “Regulations”) conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, Article 5, which provides that the Chinese Government shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for different types of foreign exchange transactions, and the permitted scope of receipts and expenditures for such accounts is limited to the type of foreign exchange transactions designated for such accounts. In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises ("FIEs") are required to apply to the SAFE for foreign exchange registration certificates. These certificates are subject to review and renewal by the SAFE on an annual basis, Once an FIE obtains this certificate or a foreign exchange sales notice from the SAFE (which is obtained on a transaction-by-transaction basis), upon fulfilling certain other conditions, the FIE may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs. The above requirements will not limit our ability to declare dividends in the future, if ever declared.

Dividends and Paying Agents

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends to our stockholders in the foreseeable future. Accordingly, we have not made arrangements for the payment of dividends to nonresident holders of shares of Common Stock.

Statement by Experts

Not applicable.

Taxation

The following is not intended to be, nor should it be considered to be, legal or income tax advice to any particular Company shareholder or relied upon for tax planning purposes. Accordingly each shareholder should consult their own independent tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of Discussion

Authority

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holder

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holder

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed

of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

The Company does not anticipate that a U.S. Holder will incur foreign income tax on dividends paid on the Common Shares. Notwithstanding, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “ PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2005, and does not expect that it will be a PFIC for the taxable year ending December 31, 2006. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company deposits surplus funds with Chinese banks earning daily interest. The Company does not invest in any instruments for trading purposes. The Company’s operations is not sensitive to fluctuations in exchange rates and does not have any long-term debt instruments. The trade accounts due and trade accounts payable for the Company approximate fair value.

For financial reporting purposes, Renminbi (RMB) has been translated into United States dollars as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments.” Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses) with a foreign currency translation gain amounted to $458,515 for the fiscal year ended December 31, 2007.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Not applicable.

ITEM 16B.   CODE OF ETHICS.

Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

The following financial statements are filed with this report on Form 20-F:

a.

Audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd., for the fiscal years ended December 31, 2007 and 2006.

b.

Unaudited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., for the period ended March 31, 2008.

c.

Pro Forma Consolidated financial statements of China Linen Textile Industry Ltd, and Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd, as of the fiscal year ended December 31, 2007 and as of the period ended March 31, 2008.

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

Audited Financial Statements

Years Ended December 31, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

INDEPENDENT AUDITOR'S REPORT	41

BALANCE SHEETS	42-43

STATEMENTS OF INCOME	44

STATEMENTS OF OWNERS' EQUITY	45

STATEMENTS OF CASH FLOWS	46

NOTES TO FINANCIAL STATEMENTS	47-58

INDEPENDENT AUDITOR' S REPORT

TO THE BOARD OF DIRECTORS AND OWNERS OF

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

We have audited the accompanying balance sheets of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the "Company") as of December 31, 2007 and 2006 and the related statements of income, owners’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Vocation International Certified Public Accountants Co., Ltd

CICPA:

CICPA:

Beijing China

March 31, 2008

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

BALANCE SHEETS

		December 31,
	Notes	2007	2006
		USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents		3,459	40,903
Trade receivables, net	3	11,483,618	5,136,306
Other receivables, net	3	75,517	479,295
Notes receivable	3	370,170	333,320
Inventory	4	8,843,960	10,455,654
Due from related parties	12	56,965	265,344
Prepaid expenses and other assets	8	1,002,874	2,847,905
Deferred income tax asset	11	155,904	82,426
TOTAL CURRENT ASSETS		21,992,467	19,641,152

NON--CURRENT ASSETS
Government grants receivable	5	1,744,538	631,860
Property , plant and equipment, net	6	4,008,869	4,222,971
Deferred income tax asset	11	51,757	63,884
TOTAL NON--CURRENT ASSETS		5,805,164	4,918,716
TOTAL ASSETS		27,797,631	24,559,868

LIABILITIES
CURRENT LIABILITIES
Trade payables		2,087,953	2,248,480
Other payables	9	2,501,255	1,214,491
Income taxes payable		3,696,808	1,805,687
Accrued payrolls		129,146	141,258
Other current liabilities	10	3,544,708	1,902,026
Due to related parties	12	1,604,681	6,905,254
Short-term loan	7	5,754,853	5,447,269
TOTAL CURRENT LIABILITIES		19,319,404	19,664,466
TOTAL LIABILITIES		19,319,404	19,664,466

OWNERS’ EQUITY
Capital	13	726,000	726,000
Additional paid-in capital		1,313,177	1,313,177
Statutory reserves	17	595,821	280,088
Accumulated other comprehensive income		656,831	198,316
Retained earnings		5,186,398	2,377,821

TOTAL OWNERS’ EQUITY	8,478,227	4,895,402
TOTAL LIABILITIES AND OWNERS’ EQUITY	27,797,631	24,559,868

See notes to financial statement.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF INCOME

		Years ended December 31,
	Notes	2007	2006
		USD	USD
Net sales		20,782,598	14,518,348
Cost of sales		(15,307,248)	(10,538,780)
Gross profit		5,475,350	3,979,568

Operating Expense
Sales and marketing	15	(170,796)	(518,172)
Administrative expenses	15	(949,588)	(845,673)
others	15	(36,284)	(14,260)
Total operating expenses		(1,156,668)	(1,378,105)

Income from operations		4,318,682	2,601,463

Other income (expense)
Subsidy income	14	1,307,778	788,948
Interest expense		(817,588)	(510,075)
Interest income		291	390
Total other income (expense)		490,481	279,263

Net income before income tax		4,809,163	2,880,726

Provision for income taxes	11	(1,651,833)	(944,859)

Net Income		3,157,330	1,935,867

Other comprehensive income
- Foreign currency translation adjustment		458,515	188,282
Comprehensive income		3,615,845	2,124,149

See notes to financial statement.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF OWNERS’ EQUITY

					Accumulated
		Addition			other
		paid	Statutory	Retained	comprehensive
	Capital	in capital	reserves	earnings	income	Total
	USD	USD	USD	USD	USD	USD

Balance at January 1, 2006	726,000	1,313,177	86,501	698,441	10,034	2,834,153
Net income				1,935,867		1,935,867
Transfer to statutory reserve			193,587	(193,587)		-
Dividends				(62,900)		(62,900)
Other comprehensive income
- Foreign currency translation adjustment					188,282	188,282

Balance at December 31, 2006	726,000	1,313,177	280,088	2,377,821	198,316	4,895,402
Net income				3,157,330		3,157,330
Transfer to statutory reserve			315,733	(315,733)		-
Dividends				(33,020)		(33,020)
Other comprehensive income
- Foreign currency translation adjustment					458,515	458,515

Balance at December 31, 2007	726,000	1,313,177	595,821	5,186,398	656,831	8,478,227

See notes to financial statements

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006
Cash flows from operating activities:
Net income	3,157,330	1,935,867
Adjustments to reconcile net income to net cash
provided by operating activities
Provision for bad debts	343,455	236,059
Depreciation and amortization	791,960	743,379
Loss on disposal of property and equipment	5,574	3,480
Deferred income taxes	49,321	80,882
Changes in operating assets and liabilities:
Trade and other receivables	(7,159,794)	(472,988)
Prepaid expenses and other current assets	2,241,375	(3,724,232)
Inventory	2,252,020	(1,455,888)
Trade and other payables	(4,715,046)	3,465,426
Accrued expenses and other current liabilities	1,434,244	(1,596,761)
Taxes payable	1,701,154	1,450,484
Net cash provided by operating activities	101,593	665,707

Cash flows from investing activities
Purchase of property and equipment	(39,385)	(383,802)
Net cash used in investing activities	(39,385)	(383,802)

Cash flows from financing activities:
Repayment of short-term borrowing	(67,997)	(189,908)
Payment of dividends	(33,020)	(62,900)
Net cash used in financing activities	(101,017)	(252,808)

NET (DECREASE) INCREASE IN CASH	(38,809)	29,097
Effects of exchange rates on cash	1,365	924
CASH, beginning of year	40,903	10,882

CASH, end of year	3,459	40,903

Supplemental Disclosure of Cash Flow Information

Cash payment for:
Interest	4,217	227,413
Income tax	-	18,816

See notes to financial statements

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the “Company”) was established in Lanxi County, Heilongjiang Province in June 2002. The registration capital is USD 726,000. Its initial four owners are Harbin Sunshine Linen Textile Co. Ltd with investment of USD 166,980, accounting for 23% of the registration capital; Heilongjiang Lanxi Linen Textile Industry United Co., Ltd with investment of USD 290,400, accounting for 40% of the registration capital; Lijing Chen (individual) with investment of USD 159,720, accounting for 22% of the registration capital; and Chengjie Li (individual) with investment of USD 108,900, accounting for 15% of the registration capital.

In June 2007, Harbin Sunshine Linen Textile Co. Ltd, Heilongjiang Lanxi Linen Textile Industry United Co., Ltd, and Lijing Chen had fully transferred their shares to Ren Gao (individual).  After the changes in equity, Ren Gao holds 85% of registration capital valued at USD 617,100, and Chengjie Li holds 15% of registration capital valued at USD 108,900.

The Company is principally engaged in the production and sale of linen yarn, linen hemp, linen textile, linen raw material, linen/viscose, and blending linen； the development of linen technology and consultation and cooperation of economic technology related to linen.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Accounting

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the accompanying financial statements and notes.  Significant accounting estimates reflected in the Company's financial statements include allowance for doubtful accounts; useful lives and impairment of property and equipment.

(c)

Fiscal Year

Fiscal year is from January 1st to December 31st

(d)

Cash and Cash Equivalent

Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months. For the purpose of the statements of cash flows, the company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2007 or 2006.

(e)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on the risk of the individual creditor, past experience and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)

Inventories

Inventories are stated at the lower of cost (weighted average cost) or market.

(g)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings	25-45 years
Office furniture and equipment	5-15 years
Transportation equipment	5 years

(h)

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(j)

Revenue recognition

The Company generates revenues from the sales of linen yarn, linen fiber, linen textile, raw linen, linen/viscose, and blending linen products.  The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

(k)

Fair value of Financial Instruments

The fair values of the company's cash and cash equivalents, accounts receivable, other receivables, accounts payable, income taxes payable and accrued liabilities and short-term loan approximate their carrying values due to their short-term nature.

(l)

Comprehensive Income

The Company has adopted SFAS No. 130 Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the statements of income and the statement of owners’ equity.

(m)

Shipping Costs

Transportation costs of raw materials are included in the cost of material at the amount actually paid to the shipping company. Transportation fee of finished goods is charged to customers and is included as revenues. Costs of transportation related to sales of finished goods to customers are included in cost of sales.

(n)

Foreign Currency Translation

The Company's functional and reporting currency is the Chinese Renminbi ("RMB"). For the convenience of the reader, the U.S. dollar translation amounts are included in the accompanying financial statements. Owners' equity is translated to US$ at the historic rate. Assets and liabilities are translated to US$ at the rate of US$1.00=RMB 7.2939 and US$1.00=RMB 7.8003 on December 31, 2007 and 2006, respectively. Income and expenses incurred during the year are translated to US$ at the average monthly ended rate of US$1.00=RMB 7.5709 and US$1.00=RMB 7.9518, respectively.

(o)

Recently Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes, a Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. The interpretation clearly scopes out income tax positions related to FASB Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The FASB agreed to defer the effective date of FIN 48 until years beginning after December 15, 2007 for “non-public” entities. The Company does not anticipate that the adoption of this statement would have a material effect on the Company's financial situation and results of operations.

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157").  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007.  The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

In September 2006, FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (SFAS 158).  SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

In December 2007, The FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces FASB Statement no. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on the Company's financial situation, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendments of ARB No. 51 (SFAS 160)." SFAS 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconcolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. TRADE AND OTHER RECEIVABLE, NET

Trade and other receivable, net are comprised of the following at December 31:

	2007	2006
	USD	USD
Trade receivables	11,617,454	5,172,335
Less allowance for doubtful accounts	(133,836)	(36,028)
Trade receivables, net	11,483,618	5,136,306

Other receivables	116,647	517,755
Less allowance for doubtful accounts	(41,130)	(38,460)
Other receivables, net	75,517	479,295

Notes receivable	370,170	333,320
Total trade and other receivables:	11,929,305	5,948,922

At December 31, 2007 and 2006, the other receivables include deposits for packaging as well as loans to the Company’s staffs.

Notes receivable represent amounts due from Shaoxing Yinxiang Cotton Linen Co., Ltd and Shaoxing City Hongda Cotton Linen Co., Ltd. A portion of the notes receivable are insured by a third party who has committed to pay back the notes at the date confirmed. And the notes receivable are free of interest.

The notes receivable are comprised of the following at December 31, 2007:

Drawer	Acceptance Unit	Amount	Draw Date	Expired Date
Shaoxing Yinxiang Cotton Linen Co.	Shaoxing Yinxiang Cotton Linen Co.	137,100	2007-11-5	2008-3-5
Shaoxing Yinxiang Cotton Linen Co.	Shaoxing Yinxiang Cotton Linen Co.	95,970	2007-11-28	2008-3-28
Shaoxing City Hongda Cotton Linen Co.	Shaoxing City Hongda Cotton Linen Co.	95,970	2007-12-3	2008-4-3
Shaoxing City Hongda Cotton Linen Co.	Shaoxing City Hongda Cotton Linen Co.	41,130	2007-12-10	2008-4-10
Total		370,170

The notes receivable are comprised of the following at December 31, 2006:

Drawer	Acceptance Unit	Amount	Draw Date	Expired Date
Shaoxing Yinxiang Cotton Linen Co.	Shaoxing Yinxiang Cotton Linen Co.	64,100	2006-11-9	2007-3-9
Shaoxing City Hongda Cotton Linen Co.	Shaoxing City Hongda Cotton Linen Co.	89,740	2006-11-24	2007-3-24
Shaoxing Yinxiang Cotton Linen Co.	Shaoxing Yinxiang Cotton Linen Co.	128,200	2006-11-28	2007-3-28
Shaoxing City Hongda Cotton Linen Co.	Shaoxing City Hongda Cotton Linen Co.	51,280	2006-11-29	2007-3-29
Total		333,320

4. INVENTORIES

Inventories are comprised of the following at December 31:

	2007	2006
	USD	USD
Raw materials	1,946,822	1,823,739
Work in progress	1,394,558	1,175,812
Finished goods	5,502,580	7,456,103
Total inventories	8,843,960	10,455,654

5. GOVERNMENT GRANTS RECEIVABLE

In 2006, Heilongjiang Lanxi Government (“Lanxi Government”) issued a document, The Attitude of Lanxi Government for Encouraging Heilongjiang Lanxing Sunrise Linen Textile Industry Co, Ltd to Expend Reproduction. The document shows that Lanxi is a national level impoverished county and Lanxi Government decides to provide government grants to the Company for next three years from 2006 in order to encourage the development of local preponderant companies. The value of the grants is equal to the Company’s income tax payable for years of 2006, 2007 and 2008. The grants will not be included in the calculation of income tax payable. The company must pay the corporation income tax and provide tax payment evidence to Lanxi government before Lanxi Government deposits government grants into the Company’s account. According to the above provision, values of USD 771, 297 and USD 1,281,340 are accounted as the government grants in 2006 and 2007, respectively. The Company expects to pay income taxes related to its taxable income for the years ended December 31, 2006 and 2007 in 2009 and 2010, respectively. The relevant government grants related to the tax payments are also expected to be received in 2009 and 2010, respectively. At December 31, 2007 and 2006, the present values of government grants are USD 1,744,538 and USD631, 860, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following at December 31:

	2007	2006
	USD	USD
Building and leasehold improvements	3,108,137	2,768,875
Plant and machinery	4,374,643	3,974,713
Furniture, fixtures and equipment	122,660	64,276
Motor vehicles	8,815	8,244
Land use right	411,300	384,600
Construction in progress	0	1,315
Total	8,025,555	7,202,023

Less: accumulated depreciation and amortization	4,016,686	2,979,052

Total Property, Plant and Equipment:	4,008,869	4,222,971

All land in the PRC is owned by the PRC government. The government, according to PRC laws, may grant to entities the right to use of land for a specified period of time (the period of the land used for ordinary industry is 50 years). Thus, all of the Company’s land purchased in the PRC is considered to be leasehold land and amortized on a straight-line basis over the respective term of the right to use the land.

Included in cost of the plant and machinery of the Company is a set of temperately idle machineries amounting to USD 228,951and USD 214,088 against which total impairment provision of USD  187,247 was made in 2005.

7. SHORT-TERM LOANS

From May to December in 2004, the company signed ten short-term loan contracts and received proceeds from the short-term loans with the total value of USD 5,240,000 from Lan Xi branch of The Agriculture Bank of China. At the maturity of the above-mentioned loans, the company signed an agreement with the bank to defer the loans for one more year to 2006. The company repaid USD 189,908 in 2006 and USD 67,997 in 2007, and the remaining loan amount was not repaid at maturity. The bank collected the punished interest on overdue loan that is based on original interest rate. The weighted average interest rate during the loan period is 7.8%. And the weighted average interest rate is 14.4% after the loan was overdue. The loan is currently in the term-extending process.

At December 31, 2007 and 2006, buildings, plant and machinery with net book value of USD 2,188,042 and USD 2,690,559, respectively, have been pledged as collateral for the above loans.

Bank loans, secured by buildings, plant and machinery consist of the following at December 31, 2007:

Loan	Loan period	overdue interest rate	USD
1	2005-9-29 to 2006-9-29	14.229%	1,316,160
2	2005-9-28 to 2006-9-27	14.229%	1,342,263
3	2005-9-30 to 2006-9-29	14.229%	904,860
4	2005-10-22 to 2006-10-21	14.668%	274,200
5	2005-12-2 to 2006-12-1	14.229%	889,120
6	2005-11-26 to 2006-11-25	14.668%	75,405
7	2005-9-30 to 2006-9-29	14.668%	411,300
8	2005-11-26 to 2006-11-25	14.668%	82,260
9	2005-12-27 to 2006-12-26	14.668%	411,300
10	2005-11-26 to 2006-11-25	14.668%	47,985
	Total:		5,754,853

Bank loans, secured by buildings, plant and machinery, consist of the following at December 31, 2006:

Loan	Loan period	Interest Rate From the Contract	overdue interest rate	USD
1	2005-9-29 to 2006-9-29	7.448%	14.229%	1,230,720
2	2005-9-28 to 2006-9-27	7.448%	14.229%	1,255,129
3	2005-9-30 to 2006-9-29	7.448%	14.229%	846,120
4	2005-10-22 to 2006-10-21	9.792%	14.668%	256,400
5	2005-12-2 to 2006-12-1	7.448%	14.229%	897,400
6	2005-11-26 to 2006-11-25	9.792%	14.668%	70,510
7	2005-9-30 to 2006-9-29	9.792%	14.668%	384,600
8	2005-11-26 to 2006-11-25	9.792%	14.668%	76,920
9	2005-12-27 to 2006-12-26	9.792%	14.668%	384,600
10	2005-11-26 to 2006-11-25	9.792%	14.668%	44,870
	Total			5,447,269

8. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consist of the following at December 31:

	2007	2006
	USD	USD
Advance to suppliers	1,002,874	2,815,855
Advance to plant and machinery vendors		32,050
	1,002,874	2,847,905

9. OTHER PAYABLES

Other payables consist of the following at December 31:

	2007	2006
	USD	USD
Loan interest	1,076,428	224,922
Retired insurance plan	535,447	235,200
Payable to County financial bureau	317,347	296,746
Lanxi Tianxianfang Linen Co., Ltd	142,610	0
Others	429,423	457,623
Total	2,501,255	1,214,491

10. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following at December 31:

	2007	2006
	USD	USD
Accrued expenses	472,571	451,855
Value added tax payable	2,298,812	690,606
Other tax payable	264,678	130,352
Deferred revenue	255,537	387,663
Deferred government grants	253,109	241,550
Total	3,544,708	1,902,026

In 2006, the company purchased a land use right at a value of USD 327,080, and the government compensated it at USD 243, 580 as government grants. The grant is considered as deferred income, and the income of government grant is recognized over the use life of the land use right.

11. INCOME TAX

The enterprise income tax in PRC is charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. Starting in January 1, 2008, the enterprise income tax rate in the PRC will be adjusted to 25% from the previous 33%.

The provision for income taxes consists of the following at December 31:

	2007	2006
	USD	USD
Current tax	1,701,154	1,025,742
Deferred tax	(49,321)	(80,882)
	1,651,833	944,859

Deferred tax assets are comprised of the following at December 31:

	2007	2006
Current:	USD	USD
Temporary differences in allowance	155,904	82,426
	155,904	82,426
Non -current:
Temporary differences in property, plant and equipment	51,757	63,884
	51,757	63,884

12. RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties are described as follows:

Name	Relationship
Harbin Sunshine Linen Textile Co., Ltd	Under common control by Ren Gao
Harbin Zhongyi Sunshine Linen Co., Ltd	Under common control by Ren Gao
Songyuan Qianan Sunshine Linen Co., Ltd	Under common control by Ren Gao
Ren Gao	Majority owner of the Company
Lanxi Sunshine Linen Co., Ltd	Under common control by Ren Gao

Components of amounts due from the related parties as of December 31 were as follows:

	2007	2006
	USD	USD
Harbin Zhongyi Sunshine Linen Co., Ltd	-	264,861
Songyuan Qianan Sunshine Linen Co., Ltd	-	483
Ren Gao	36,453	-
Lanxi Sunshine Linen Co., Ltd	20,512	-
	56,965	265,344

Components of amounts due to the related parties as of December 31 were as follows:

	2007	2006
	USD	USD
Harbin Sunshine Linen Textile Co., Ltd	1,151,416	6,527,786
Harbin Zhongyi Sunshine Linen Co., Ltd	453,264	-
Ren Gao	-	377,468
Total	1,604,681	6,905,254

During the years ended December 31, 2007 and 2006, the Company sold goods to Harbin Sunshine Linen Textile Co., Ltd for USD 7,126,224 and USD 8,027,001 and purchased goods from it for USD 4,040,043 and USD 4,821,169, respectively. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Harbin Sunshine Linen Textile Co., Ltd. As of December 31, 2007 and 2006, the amounts due to Harbin Sunshine Linen Textile Co., Ltd were USD 1,151,416 and USD 6,527,786, respectively.

During the years ended December 31, 2007 and 2006, the Company sold goods to Harbin Zhongyi Sunshine Linen Co., Ltd for USD 1,203,163 and USD 0, and purchased goods from it for USD 1,522,875 and USD 0, respectively. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Harbin Zhongyi Sunshine Linen Co., Ltd.  As of December 31, 2007, the amounts due to Harbin Zhongyi Sunshine Linen Co., Ltd were USD 453,264. As of December 31, 2006, the amounts due from Harbin Zhongyi Sunshine Linen Co., Ltd were USD 264,861.

During the years ended December 31, 2007 and 2006, the Company sold goods to Songyuan Qianan Sunshine Linen Co., Ltd for USD 0 and USD 86,593, respectively and purchased goods from it for USD 96,222 and 90,097, respectively. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Songyuan Qianan Sunshine Linen Co., Ltd.  As of December 31, 2007 and 2006, the amounts due from Songyuan Qianan Sunshine Linen Co., Ltd were USD 0 and USD 483, respectively.

Amounts due to related parties are payable without interest in the normal course of operations.

13. CAPITAL

The combined registered capital of the Company totals USD 726,000 and consists of the following as of December 31:

	2007		2006
	%	USD	%	USD
Lijing Chen	-	-	22	159,720
Harbin Sunshine Linen Textile Co., Ltd	-	-	23	166,980
Chengjie Li	15	108,900	15	108,900
Heilongjiang Lanxi Linen Textile Industry United Co., Ltd	-	-	40	290,400
Ren Gao	85	617,100		-
Total	100	726,000	100	726,000

14. SUBSIDY INCOME

Subsidy income is comprised of the following at December 31:

	2007	2006
	USD	USD
Government grants	1,029,703	620,031
Land grants	5,019	1,992
Leading enterprise grants	132,083
Financial supporting grants	140,973	166,925
Total	1,307,778	788,948

15. OPERATING EXPENSES

The administrative expenses are mainly comprised of salaries, traveling fees, business entertainment, and office expenses. Other operating expenses include late fees and penalties.

16. EMPLOYEE BENEFITS

The Company contributes to a state pension plan organized by municipal and provincial governments in respect of its employees in PRC. The compensation expense related to this plan is calculated at a range of 8%-20% of the average monthly salary. The compensation expense related to this plan was USD 273,529 and USD 260,903 for the years ended December 31，2007 and 2006, respectively.

17. STATUTORY RESERVES

As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a discretionary reserve.  Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in a Company's PRC statutory financial statements.  Amounts to be appropriated to the discretionary reserve are to be determined at the discretion of the Company's boards of directors.  These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners.  The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the approval from the boards of directors.

18. CONCENTRATION OF CREDIT AND OTHER RISK

Substantially all raw material is imported from foreign supplies through Harbin Sunshine Linen Textile Co. Ltd (Note 12). The foreign suppliers are the following:

Major Vendors	Percentages in Business
CLLIN	39.22%
SANECO	27.80%
NOVJOS	11.66%
DEBRUYNE	9.54%
ALBERT BRILLE NV	8.20%
Total	96.41%

Major customers and their percentages in business are as follows:

Major Customers	Percentages in Business
Harbin Sunshine Linen Textile Co. Ltd (Note 12)	40.12%
Shaoxing Yinxiang Cotton Linen Co., Ltd	25.05%
Shaoxing City Hongda Cotton Linen Co., Ltd	11.83%
Lanxitianxianfang Linen Textile Co., Ltd	8.96%
Harbin Zhongyi Sunshine Linen Co., Ltd (Note 12)	6.77%
Total	92.73%

In case of changing major vendors and customers, there will be a material impact on the company.

19. COMMITMENTS AND CONTINGENCIES

Operating Lease

Company has an equipment lease agreement with Lanxtianxianfang Linen Textile Co., Ltd. The value of the equipment is USD 2 million, and the annual leasing fee is USD 148,673 with a term of one year. The lease agreement is renewed on an annual basis.  Leased equipment is used for the production line of yarn forming, and it is essential to the production.

Other

The company used the usufruct of two pieces of land to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd that received the import letter of credit with the maximum value is USD 959,700 from the Harbin Zhaolin Branch of Bank of China. The net value of the usufruct of land was USD 346, 360 in 2007 and USD 330, 542 in 2006, respectively.

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

Reviewed Financial Statements

Quarterly period ended March 31, 2008

INDEX TO FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS	61

BALANCE SHEET	62-63

STATEMENTS OF INCOME	64

STATEMENTS OF CASH FLOWS	65

NOTES TO FINANCIAL STATEMENTS	66-75

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND OWNERS OF

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

We have reviewed the accompanying balance sheet of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the "Company") as of March 31, 2008, and the related statements of income and cash flows for the respective three-month periods ended March 31, 2008 and 2007, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company’s management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Vocation International Certified Public Accountants Co., Ltd

CICPA:

CICPA:

Beijing China

May 16, 2008

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

BALANCE SHEET

Unaudited – See Accountant’s Report

	Notes	March 31,2008
		USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,095,302
Trade receivables, net	3	6,752,321
Other receivables, net	3	239,716
Notes receivable	3	3,419,290
Inventory	4	7,340,126
Due from related parties	12	44,314
Prepaid expenses and other assets	8	451,968
Deferred income tax asset	11	156,686
TOTAL CURRENT ASSETS		19,499,722
NON--CURRENT ASSETS
Government grants receivable	5	2,053,003
Property , plant and equipment, net	6	3,878,847
Deferred income tax asset	11	53,785
TOTAL NON--CURRENT ASSETS		5,985,635
TOTAL ASSETS		25,485,357

LIABILITIES
CURRENT LIABILITIES
Trade payables		984,255
Other payables	9	989,412
Income taxes payable		4,266,468
Accrued payrolls		163,408
Other current liabilities	10	4,749,011
Due to related parties	12	312,763
Short-term loans	7	3,932,184
TOTAL CURRENT LIABILITIES		15,397,501
TOTAL LIABILITIES		15,397,501

OWNERS’ EQUITY
Capital	13	726,000
Additional paid-in capital		1,313,177
Statutory reserves	17	595,821
Accumulated other comprehensive income		1,003,999
Retained earnings		6,448,859
TOTAL OWNERS’ EQUITY		10,087,856

TOTAL LIABILITIES AND OWNERS’ EQUITY	25,485,357

See accompanying notes to financial statements.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF INCOME

Unaudited – See Accountant’s Report

		Three-month period ended March 31,
	Notes	2008	2007
		USD	USD
Net sales		7,312,341	5,913,300
Cost of sales		(5,339,211)	(4,356,078)
Gross profit		1,973,130	1,557,222

Operating Expense
Sales and marketing	15	55,064	32,712
Administrative expenses	15	275,786	145,815
Other	15	12,848	3,353
Total operating expenses		343,698	181,880

Income from operations		1,629,432	1,375,342

Other income (expense)
Subsidy income	14	288,452	251,452
Interest expense		(230,380)	(196,648)
Interest income		62	45
Total other income (expense)		58,134	54,849

Net income before income tax		1,687,566	1,430,191

Provision for income taxes	11	425,104	507,338

Net Income		1,262,462	922,853

Other comprehensive income
- Foreign currency translation adjustment		347,167	483,083
Comprehensive income		1,609,629	1,405,936

See accompanying notes to financial statements.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF CASH FLOWS

Unaudited – See Accountant’s Report

	Three-month period ended March 31,
	2008	2007
	USD	USD
Cash flows from operating activities:
Net income	1,262,462	922,853
Adjustments to reconcile net income to net cash
provided by operating activities
Provision for bad debts	(21,047)	-
Depreciation and amortization	212,568	190,859
Loss on disposal of property and equipment		3,353
Deferred income taxes	(5,262)	-
Changes in operating assets and liabilities:
Trade and other receivables	2,096,605	(4,516,338)
Prepaid expenses and other current assets	246,953	1,060,954
Inventory	1,828,459	2,782,957
Trade and other payables	(2,510,321)	(2,951,080)
Accrued expenses and other current liabilities	(1,362,585)	1,535,978
Taxes payable	1,356,364	1,016,442
Net cash provided by operating activities	3,104,196	45,978

Cash flows from investing activities
Purchase of property and equipment	(1,402)	-
Net cash used in investing activities	(1,402)	-

Cash flows from financing activities:
Repayment of short-term borrowing, net	(2,023,956)	-
Net cash used in financing activities	(2,023,956)	-

NET INCREASE IN CASH	1,078,838	45,978
Effects of exchange rates on cash	13,005	485
CASH, beginning of year	3,459	40,866

CASH, end of year	1,095,302	87,329

Supplemental Disclosure of Cash Flow Information

Cash payment for:
Interest	226,482	-
Income tax	-	-

See accompanying notes to financial statements

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

NOTES TO FINANCIAL STATEMENTS

For Three Month Period ended March 31, 2008

(Unaudited – See Accountant’s Report)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the “Company”) was established in Lanxi County, Heilongjiang Province in June 2002.

The Company is principally engaged in the production and sale of linen yarn, linen hemp, linen textile, linen raw material, linen/viscose, and blending linen, the development of linen technology, and consultation and cooperation of economic technology related to linen.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Accounting

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the accompanying financial statements and notes.  Significant accounting estimates reflected in the Company's financial statements include allowance for doubtful accounts; useful lives and impairment of property and equipment.

(c)

Fiscal Year

Fiscal year is from January 1st to December 31st

(d)

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months. For the purpose of the statements of cash flows, the company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at March 31, 2008.

(e)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on the risk of the individual creditor, past experience and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)

Inventories

Inventories are stated at the lower of cost (weighted average cost) or market.

(g)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Building and leasehold improvements	25-45 years
Plant and machinery	10-15 years
Furniture, fixtures and equipment	5-15 years
Motor vehicles	5 years

(h)

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(j)

Revenue Recognition

The Company generates revenues from the sales of linen yarn, linen fiber, linen textile, raw linen, linen/viscose, and blending linen products.  The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

(k)

Fair Value of Financial Instruments

The fair values of the company's cash and cash equivalents, accounts receivable, other receivables, accounts payable, income taxes payable and accrued liabilities and short-term loan approximate their carrying values due to their short-term nature.

(l)

Comprehensive Income

The Company has adopted SFAS No. 130 Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the statements of income and the statement of owners’ equity.

(m)

Shipping Costs

Transportation costs of raw materials are included in the cost of material at the amount actually paid to the shipping company. Transportation fee of finished goods is charged to customers and is included as revenues. Costs of transportation related to sales of finished goods to customers are included in cost of sales.

(n)

Foreign Currency Translation

The Company's functional and reporting currency is the Chinese Renminbi ("RMB"). For the convenience of the reader, the U.S. dollar translation amounts are included in the accompanying financial statements. Owners' equity is translated to US$ at the historic rate. Assets and liabilities are translated to US$ at the rate of US$1.00=RMB 7.019 and US$1.00=RMB 7.342 on March 31, 2008 and December 31, 2007, respectively. Income and expenses incurred are translated to US$ at the average monthly ended rate of US$1.00=RMB 7.1027 and US$1.00=RMB 7.7509 for the three-month period ended March 31, 2008 and 2007, respectively.

(o)

Recently Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities. Therefore, the Company has delayed application of SFAS 157 to its nonfinancial assets and nonfinancial liabilities until January 1, 2009. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on its financial statements.

In December 2007, The FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces FASB Statement no. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on the Company's financial situation, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendments of ARB No. 51 (SFAS 160)." SFAS 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconcolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which amends and expands the disclosure requirements of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative instruments. This statement applies to all entities and all derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not yet determined the effect on its financial statements, if any, upon adoption of SFAS No. 161.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. RECEIVABLES

Receivables are comprised of the following:

March 31, 2008
USD
Trade receivables	6,893,298
Less allowance for doubtful accounts	(140,977)
Trade receivables, net	6,752,321

Other receivables	282,457
Less allowance for doubtful accounts	(42,741)
Other receivables, net	239,716

Notes receivable	3,419,290

At March 31, 2008, the other receivables include deposits for packaging as well as loans to the Company’s staff.

Notes receivable represent amounts due from Shaoxing Yinxiang Cotton Linen Co., Ltd and Shaoxing City Hongda Cotton Linen Co., Ltd. A portion of the notes receivable are insured by a third party who has committed to pay back the notes at the date confirmed. All notes receivable are free of interest.

The notes receivable are comprised of the following at March 31, 2008:

Borrower	Amount	Expired Date
Shaoxing Yinxiang Cotton Linen Co.	997,293	2008-8-27
Shaoxing City Hongda Cotton Linen Co.	712,352	2008-7-27
Shaoxing Yinxiang Cotton Linen Co.	997,293	2008-8-27
Shaoxing City Hongda Cotton Linen Co.	712,352	2008-7-27
Total	3,419,290

4. INVENTORIES

Inventories are comprised of the following:

March 31, 2008
USD

Raw materials	2,574,078
Work in progress	1,555,803
Finished goods	3,210,245
Total inventories	7,340,126

5. GOVERNMENT GRANTS RECEIVABLE

In 2006, Heilongjiang Lanxi Government (“Lanxi Government”) issued a document, The Attitude of Lanxi Government for Encouraging Heilongjiang Lanxing Sunrise Linen Textile Industry Co, Ltd to Expend Reproduction. The document shows that Lanxi is a national level impoverished county and Lanxi Government decides to provide government grants to the Company for next three years from 2006 in order to encourage the development of local preponderant companies. The value of the grants is equal to the Company’s income tax payable for years of 2006, 2007 and 2008. The grants will not be included in the calculation of income tax payable. The company must pay the corporation income tax and provide tax payment evidence to Lanxi government before Lanxi Government deposits government grants into the Company’s account. According to the above provision, values of USD 349,958 and USD 312,901 are accounted as the government grants for the first quarter of 2008 and 2007, respectively. The Company expects to pay income taxes related to its taxable income for the quarter ended March 31, 2007 and 2008 in 2010 and 2011, respectively. The relevant government grants related to the tax payments are also expected to be received in 2010 and 2011, respectively. Accordingly, the Company records the present value of future benefits which are USD279,535and USD243,281 for the three-month periods ended March 31, 2008 and 2007, respectively, as subsidy income in the statements of income.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

March 31, 2008
USD
Building and leasehold improvements	3,215,973
Plant and machinery	4,690,785
Furniture, fixtures and equipment	127,465
Motor vehicles	9,161
Land use right	427,411
Construction in progress	542
Total	8,471,337

Less: accumulated depreciation and amortization	4,592,490
Total Property, Plant and Equipment:	3,878,847

All land in the PRC is owned by the PRC government. The government, according to PRC laws, may grant to entities the right to use of land for a specified period of time (the period of the land used for ordinary industry is 50 years). Thus, all of the Company’s land purchased in the PRC is considered to be leasehold land and amortized on a straight-line basis over the respective term of the right to use the land.

Included in cost of the plant and machinery of the Company is a set of idle machineries amounting to USD 237, 800 against which total impairment provision of USD 187,247 was made in 2005.

7. SHORT-TERM LOANS

The company signed five short-term loan contracts and received proceeds from the short-term loans with the total value of USD 3,932,184 from Lan Xi branch of The Agriculture Bank of China in March 2008.

From May to December in 2004, the company signed ten short-term loan contracts and received proceeds from the short-term loans with the total value of USD 5,240,000 from Lan Xi branch of The Agriculture Bank of China. At the maturity of the above-mentioned loans, the company signed an agreement with the bank to defer the loans for one more year to 2006. The company repaid USD 189,908 in 2006 and USD 67,997 in 2007, and the remaining loan amount was repaid in March 2008.

At March 31, 2008, buildings, plant and machinery with net book value of USD 2,273,737 have been pledged as collateral for the above loans.

Bank loans, secured by buildings, plant and machinery; consist of the following at March 31, 2008:

Loan	Loan period	interest rate	USD
1	2008-3-25 to 2009-3-24	9.71%	940,305
2	2008-3-28 to 2009-3-27	9.71%	854,823
3	2008-3-21 to 2009-3-20	9.71%	427,411
4	2008-3-28to2009-3-27	9.71%	1,282,234
5	2008-3-21to2009-3-20	9.71%	427,411
	Total:		3,932,184

8. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consist of the following:

March 31, 2008
USD
Advance to suppliers	451,968
451,968

9. OTHER PAYABLES

Other payables consist of the following:

March 31, 2008
USD
Loan interest	56,762
Retired insurance plan	636,334
Others	296,316
Total	989,412

10. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

March 31, 2008
USD
Accrued expenses	640,872
Value added tax payable	3,253,921

Other tax payable	329,901
Deferred revenue	262,646
Deferred government grants	261,671
Total	4,749,011

In 2006, the company purchased a land use right at a value of USD 327,080, and the government compensated it at USD 243, 580 as government grants. The grant is considered as deferred income, and the income of government grant is recognized over the useful life of the land use right.

11. INCOME TAX

The enterprise income tax in PRC is charged at 25% of the assessable profit starting at January 1, 2008 and at 33% of the assessable profit in 2007.

The provision for income taxes consists of the following at March 31:

	2008	2007
	USD	USD
Current tax	419,842	507,338
Deferred tax	5,262	0
	425,104	507,338

Deferred tax assets are comprised of the following:

March 31, 2008
Current:	USD
Temporary differences in allowance	156,686
156,686
Non -current:
Temporary differences in property, plant and equipment	53,785
53,785

12. RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties are described as follows:

Name	Relationship
Harbin Sunshine Linen Textile Co., Ltd	Under common control by Ren Gao
Harbin Zhongyi Sunshine Linen Co., Ltd	Under common control by Ren Gao
Songyuan Qianan Sunshine Linen Co., Ltd	Under common control by Ren Gao
Ren Gao	Majority owner of the Company
Lanxi Sunshine Linen Co., Ltd	Under common control by Ren Gao

Components of amounts due from the related parties were as follows:

March 31, 2008
USD
Songyuan Qianan Sunshine Linen Co., Ltd	22,999

Lanxi Sunshine Linen Co., Ltd	21,315
44,314

Components of amounts due to the related parties were as follows:

March 31, 2008
USD
Harbin Sunshine Linen Textile Co., Ltd	39,581
Harbin Zhongyi Sunshine Linen Co., Ltd	273,182
Total	312,763

During the first quarter of 2008 and 2007, the Company sold goods to Harbin Sunshine Linen Textile Co., Ltd for USD1, 198, 012 and USD 1,296,629 and purchased goods from it for USD 1,224,706 and USD 811,851, respectively. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Harbin Sunshine Linen Textile Co., Ltd. As of March 31, 2008, the amounts due to Harbin Sunshine Linen Textile Co., Ltd were USD 39,581.

During the first quarter of 2008 and 2007, the Company sold goods to Harbin Zhongyi Sunshine Linen Co., Ltd for USD 509,299 and USD 0, and purchased goods from it for USD 191,475 and USD 0, respectively. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Harbin Zhongyi Sunshine Linen Co., Ltd.  As of March 31, 2008, the amounts due to Harbin Zhongyi Sunshine Linen Co., Ltd were USD 273,182.

During the first quarter of 2008 and 2007, the Company sold goods to and purchased goods from Songyuan Qianan Sunshine Linen Co., Ltd for USD 0, all. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Songyuan Qianan Sunshine Linen Co., Ltd.  As of March 31, 2008, the amounts due from Songyuan Qianan Sunshine Linen Co., Ltd were USD22,999.

Amounts due to related parties are payable without interest in the normal course of operations.

13. CAPITAL

The combined registered capital of the Company totals USD 726,000 and consists of the following:

	March 31, 2008
	%	USD
Chengjie Li	15	108,900
Ren Gao	85	617,100
Total	100	726,000

14. SUBSIDY INCOME

Subsidy income is comprised of the following at March 31:

	2008	2007
	USD	USD
Government grants	279,535	243,281
Land grants	8,917	8,171

Total	288,452	251,452

15. OPERATING EXPENSES

The administrative expenses are mainly comprised of salaries, traveling fees, business entertainment, and office expenses.

16. EMPLOYEE BENEFITS

The Company contributes to a state pension plan organized by municipal and provincial governments in respect of its employees in PRC. The compensation expense related to this plan is calculated at a range of 8%-20% of the average monthly salary. The compensation expense related to this plan was USD 78,970 and USD 68,382 for the quarter ended March 31, 2008 and 2007, respectively.

17. STATUTORY RESERVES

As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a discretionary reserve.  Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in a Company's PRC statutory financial statements.  Amounts to be appropriated to the discretionary reserve are to be determined at the discretion of the Company's boards of directors.  These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners.  The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the approval from the boards of directors.

18. CONCENTRATION OF CREDIT AND OTHER RISK

Substantially all raw materials are imported from foreign suppliers through Harbin Sunshine Linen Textile Co. Ltd (Note 12). The foreign suppliers are the following:

Major Vendors	Percentages in Business
CALLIN	26.60%
SANECO	6.86%
NOV.JOS	7.38%
CASTELLIN	8.33%
TEX NORD	27.10%
Total	76.27%

Major customers and their percentages in business are as follows:

Major Customers	Percentages in Business
Harbin Sunshine Linen Textile Co. Ltd (Note 12)	16.38%
Shaoxing Yinxiang Cotton linen Co., Ltd (Note 3)	45.13%
Shaoxing City Hongda Cotton linen Co., Ltd (Note 3)	24.18%
Lanxitianxianfang Linen Textile Co., Ltd	5.22%
Harbin Zhongyi Sunshine Linen Co., Ltd (Note 12)	6.96%
Total	97.87%

In case of changing major vendors and customers, there will be a material impact on the company.

19. COMMITMENTS AND CONTINGENCIES

Operating Lease

Company has an equipment lease agreement with Lanxtianxianfang Linen Textile Co., Ltd. The value of the equipment is USD 2 million, and the annual leasing fee is USD 148,673 with a term of one year. The lease agreement is renewed on an annual basis.  Leased equipment is used for the production line of yarn forming, and it is essential to the production.

Other

The company used the usufruct of two pieces of land to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd that received the import letter of credit with the maximum value is USD 959,700 from the Harbin Zhaolin Branch of Bank of China. The net value of the usufruct of land was USD 359, 925 at March 31, 2008.

China Linen Textile Industry, Ltd
Pro Forma Balance Sheet
For the Period Ending December 31, 2007

	Lanxi Sunrise	Aquasol Envirotech	Pro Forma Adjustments	Pro Forma Balance Sheet
ASSETS
CURRENT ASSETS
Cash & cash equivalents	3,459.00	141,526.00		144,985.00
Trade receivables	11,483,618.00	482.00		11,484,100.00
Other receivables	75,517.00			75,517.00
Note receivables	370,170.00			370,170.00
Inventory	8,843,960.00			8,843,960.00
Amounts due from related parties	56,965.00			56,965.00
Prepaid expenses and other assets	1,002,874.00			1,002,874.00
Deferred income tax asset	155,904.00			155,904.00
TOTAL CURRENT ASSETS	21,992,467.00	142,008.00	-	22,134,475.00

NON--CURRENT ASSETS
Subsidy from country	1,744,538.00			1,744,538.00
Property & equipment	4,008,869.00	7,973.00		4,016,842.00
Deferred income tax asset	51,757.00			51,757.00
TOTAL NON--CURRENT ASSETS	5,805,164.00	7,973.00	-	5,813,137.00
TOTAL ASSETS	27,797,631.00	149,981.00	-	27,947,612.00

LIABILITIES
CURRENT LIABILITIES
Trade payables	2,087,953.00	6,072.00		2,094,025.00
Other payable	2,501,255.00			2,501,255.00
Income taxes payable	3,696,808.00			3,696,808.00
Accrued payrolls	129,146.00			129,146.00
Other current liabilities	3,544,708.00			3,544,708.00
Amounts due to related parties	1,604,681.00			1,604,681.00
Short-term loan	5,754,853.00			5,754,853.00
TOTAL CURRENT LIABILITES	19,319,404.00	6,072.00	-	19,325,476.00
TOTAL LIABILITES	19,319,404.00	6,072.00	-	19,325,476.00

EQUITY
Common stock	726,000.00	4,148.00	(689,948.00)	40,200.00
Additional paid-in capital	1,313,177.00	1,524,203.00	(694,494.00)	2,142,886.00
Statutory reserves	595,821.00			595,821.00
Retained earnings	5,186,398.00	(1,520,314.00)	1,520,314.00	5,186,398.00
TOTAL STOCKHOLDERS’ EQUITY	7,821,396.00	8,037.00	135,872.00	7,965,305.00
Comprehensive Income	656,831.00	135,872.00	(135,872.00)	656,831.00
TOTAL STOCKHOLDERS’ EQUITY	8,478,227.00	143,909.00	-	8,622,136.00
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	27,797,631.00	149,981.00	-	27,947,612.00

China Linen Textile Industry, Ltd
Pro Forma Income Statement
For the Period Ending December 31, 2007

	Lanxi Sunrise	Aquasol Envirotech	Pro Forma Adjustments	Pro Forma Balance Sheet
Net sales	20,782,598.00	-		20,782,598.00
Cost of sales	(15,307,248.00)	-		(15,307,248.00)
Gross profit	5,475,350.00	-		5,475,350.00

Subsidy income	1,307,778.00	-		1,307,778.00

Operating Expense
Sales and marketing	(170,796.00)	-		(170,796.00)
Administrative expenses	(949,588.00)	(100,955.00)		(1,050,543.00)
others	(36,284.00)	-		(36,284.00)
Total operating expenses	(1,156,668.00)	(100,955.00)		(1,257,623.00)

Operating profit	5,626,460.00	(100,955.00)		5,525,505.00

Interest expense	(817,588.00)	-		(817,588.00)
Interest income	291.00	4,635.00		4,926.00

Net income before income tax	4,809,163.00	(96,320.00)		4,712,843.00

Provision for income taxes	(1,651,833.00)	-		(1,651,833.00)

Net Income	3,157,330.00	(96,320.00)		3,061,010.00

Foreign currency translation adjustment	458,515.00	30,534.00		489,049.00

Comprehensive income	3,615,845.00	(65,786.00)		3,550,059.00

China Linen Textile Industry, Ltd
Pro Forma Balance Sheet
For the Period Ending March 31, 2008

	Lanxi Sunrise	Aquasol Envirotech	Pro Forma Adjustments	Pro Forma Balance Sheet
ASSETS
CURRENT ASSETS
Cash & cash equivalents	1,095,302.00	114,890.00		1,210,192.00
Trade receivables	6,752,320.00	463.00		6,752,783.00
Other receivables	239,716.00			239,716.00
Note receivables	3,419,290.00			3,419,290.00
Inventory	7,340,126.00			7,340,126.00
Amounts due from related parties	44,314.00			44,314.00
Prepaid expenses and other assets	451,968.00			451,968.00
Deferred income tax asset	156,686.00			156,686.00
TOTAL CURRENT ASSETS	19,499,722.00	115,353.00	-	19,615,075.00

NON--CURRENT ASSETS
Subsidy from country	2,053,003.00			2,053,003.00
Property & equipment	3,878,847.00	7,142.00		3,885,989.00
Deferred income tax asset	53,785.00			53,785.00
TOTAL NON--CURRENT ASSETS	5,985,635.00	7,142.00	-	5,992,777.00
TOTAL ASSETS	25,485,357.00	122,495.00	-	25,607,852.00

LIABILITIES
CURRENT LIABILITIES
Trade payables	984,255.00			984,255.00
Other payable	989,412.00			989,412.00
Income taxes payable	4,266,468.00			4,266,468.00
Accrued payrolls	163,408.00			163,408.00
Other current liabilities	4,749,011.00			4,749,011.00
Amounts due to related parties	312,763.00			312,763.00
Short-term loan	3,932,184.00			3,932,184.00
TOTAL CURRENT LIABILITES	15,397,501.00	-	-	15,397,501.00
TOTAL LIABILITES	15,397,501.00	-	-	15,397,501.00

EQUITY
Common stock	726,000.00	4,148.00	(689,948.00)	40,200.00
Additional paid-in capital	1,313,177.00	1,524,203.00	(715,908.00)	2,121,472.00
Statutory reserves	595,821.00			595,821.00
Retained earnings	6,448,859.00	(1,540,854.00)	1,540,854.00	6,448,859.00
TOTAL STOCKHOLDERS’ EQUITY	9,083,857.00	(12,503.00)	134,998.00	9,206,352.00
Comprehensive Income	1,003,999.00	134,998.00	(134,998.00)	1,003,999.00
TOTAL STOCKHOLDERS’ EQUITY	10,087,856.00	122,495.00	-	10,210,351.00
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	25,485,357.00	122,495.00	-	25,607,852.00

China Linen Textile Industry, Ltd
Pro Forma Income Statement
For the Period January 31, 2008 through March 31, 2008

	Lanxi Sunrise	Aquasol Envirotech	Pro Forma Adjustments	Pro Forma Balance Sheet
Net sales	7,312,341.00	-		7,312,341.00
Cost of sales	(5,339,211.00)	-		(5,339,211.00)
Gross profit	1,973,130.00	-		1,973,130.00

Subsidy income	288,452.00	-		288,452.00

Operating Expense
Sales and marketing	(55,064.00)	-		(55,064.00)
Administrative expenses	(275,786.00)	(20,736.00)		(296,522.00)
others	(12,848.00)	-		(12,848.00)
Total operating expenses	(343,698.00)	(20,736.00)		(364,434.00)

Operating profit	1,917,884.00	(20,736.00)		1,897,148.00

Interest expense	(230,380.00)	-		(230,380.00)
Interest income	62.00	196.00		258.00

Net income before income tax	1,687,566.00	(20,540.00)		1,667,026.00

Provision for income taxes	(425,104.00)	-		(425,104.00)

Net Income	1,262,462.00	(20,540.00)		1,241,922.00

Foreign currency translation adjustment	347,167.00	(874.00)		346,293.00

Comprehensive income	1,609,629.00	(21,414.00)		1,588,215.00

ITEM 18.  FINANCIAL STATEMENTS

See Item 17

ITEM 19.  EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.1.1	Certificate of Incorporation of China Linen Textile Industry, Ltd., dated May 26, 2008.
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.2.1	Articles of Association of China Linen Textile Industry, Ltd., dated May 26, 2008.
1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
2.2	Loan Agreement between the Company and Aquasol EnviroTech (Canada) Ltd. dated April 1, 2000	(*)
4.1	Share Exchange agreement between Aquasol EnviroTech Ltd. and Aquasol EnviroTech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States	(*)
4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)

4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)
4.10	Cost Sharing Agreement dated July 1, 2006	(*)
4.11	Agreement for Share Exchange between Aquasol Envirotech, Ltd., Bright International Group. Co., Ltd. and the shareholders of Bright International Group Co., Ltd., dated April 11, 2008.
4.12	Agency Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., and Harbin Sunshine Linen Textile Co., Ltd., dated November 7, 2005.
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 (*) = previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

CHINA LINEN TEXTILE INDUSTRY, LTD.

BY:  _____________________________

GAO REN, PRESIDENT

DATE: July 10, 2008