Form 20-F/A
period 2008-07-09
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2009-07-14
CIK 1336655

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Chengdong Street, Lanxi County, Heilongjiang Province_____

 (Address of principal executive offices)

Zhao Chunfu, 86-455-5636079, 86-451-82309970, email: ZCFZZZ@163.COM, fax no.:86-451-82309971, Chengdong Street, Lanxi County, Heilongjiang Province.

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

20,100,003 shares of $0.002 par value Common Stock outstanding as of July 9, 2008

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

ii

TABLE OF CONTENTS

EXPLANATORY NOTE

3

INTRODUCTION

3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

4

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3.  KEY INFORMATION

5

ITEM 4.  INFORMATION ON THE COMPANY

12

ITEM 4A.  UNRESOLVED STAFF COMMENTS

17

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

20

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

22

ITEM 8.  FINANCIAL INFORMATION

24

ITEM 9.  THE OFFER AND LISTING

24

ITEM 10.  ADDITIONAL INFORMATION

25

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.  33

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

33

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

33

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  33

ITEM 15.   CONTROLS AND PROCEDURES.

33

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

33

ITEM 16B.   CODE OF ETHICS.

33

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

34

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.  34

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.  34

ITEM 17.  FINANCIAL STATEMENTS………………………………………………..34

ITEM 18.  FINANCIAL STATEMENTS

70

ITEM 19.  EXHIBITS

70

EXPLANATORY NOTE

We are filing this Form 20-F/A Shell Company Report Pursuant to Section 13 of the Securities Exchange Act of 1934, to reflect the restatement of the balance sheet of our subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”), as of December 31, 2007 and December 31, 2006, and the related statements of operations, stockholders’ equity and cash flows for the year then ended which were filed as part of the Registrant’s report on Form 20-F which was dated July 9, 2008 and filed with the SEC on July 10, 2008 (the “Original Filing”).

As described below in Note 26 to the Financial Statements of Lanxi Sunrise attached to this report on Form 20-F/A, following completion of a reverse merger transaction on July 9, 2008, the Registrant elected to have the financial statements of Lanxi Sunrise reaudited in anticipation of an effort by the Registrant to raise capital in the United States capital markets.  In conjunction with the re-audits, a number of matters requiring restatement and/or reclassification of the financial statements of Lanxi Sunrise were identified, and accordingly, the financial statements of Lanxi Sunrise as of December 31, 2007 and 2006 have been restated.

The re-audit of the financial statements of Lanxi Sunrise included in the Original Filing resulted in material restatements in the areas of inventory reserves, government subsidies, accounts receivable reserves, long-term and intangible assets and income taxes.   The effect of the restatements was to increase previously reported net income from $3,157,330 to $3,475,911 for the period ended December 31, 2007, and to increase net income from $1,935,867 to $2,713,090 for the period ended December 31, 2006.  The restatement also increased shareholders’ equity from $8,478,227 to $10,995,072 as of December 31, 2007 and from $4,895,402 to $6,939,639 as of December 31, 2006.

In this report on Form 20-F/A, the disclosures in Item 3A, under the heading Selected Financial Data, the disclosures under Item 5A, under the heading Operating Results, and the Pro Forma Consolidated Financial Statements as of December 31, 2007, have been updated to include information from the restated financial statements of Lanxi Sunrise.  Except as specifically noted above, this report on Form 20-F/A does not amend or modify other items or disclosures in the Original Filing, and does not purport to provide a general update or discussion of any other developments subsequent to the Original Filing.

The filing of this Form 20-F/A shall not be deemed to be an admission that the Original Filing, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement contained therein not misleading.

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

On July 9, 2008, the Company acquired 100 shares of the issued and outstanding capital stock of Bright International Group Co., Ltd., a Republic of Vanuatu corporation (“Bright”), constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,005 shares of the Company’s common stock. As a result of the transaction, Bright became a wholly owned subsidiary of the Company.

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

Upon the closing of the Reverse Acquisition, all of the above-named persons submitted resignation letters pursuant to which they resigned as directors and officers of the Company.    The above-named persons were replaced at that time by the directors and officers named in the table below, who remain the officers and directors of the Company. The business address of each such person is the address of the Company, which is Chengdong Street, Lanxi County, Heilongjiang Province.

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

Auditors

Prior to the Reverse Acquisition, the Company’s independent registered public accounting firm was Child, Van Wagoner & Bradshaw, PLLC, 1284 W. Flint Meadow Dr, Suite D, Kaysville, Utah 84037 (“Child Van Wagoner”), while the independent registered public accounting firm for Lanxi Sunrise was UHY LLP Certified Public Accountants.

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

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2003	2004	2005	2006	2007
Revenues	6,942,658	8,369,730	13,166,620	14,518,393	20,782,804
Income from Operations	165,724	549,490	982,345	3,535,282	4,458,455
Net Income	111,035	363,659	834,191	2,713,090	3,475,911
Total Assets	9,847,611	15,357,348	17,515,492	26,389,323	31,331,222
Total Current Liabilities	7,825,606	12,966,877	14,035,888	18,902,671	18,692,900
Net Assets	2,022,005	2,390,471	3,479,603	6,939,639	10,995,072
Total Equity	2,022,005	2,390,471	3,479,603	6,939,639	10,995,072

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

B. Capitalization and Indebtedness

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as December 31, 2007, showing the company’s capitalization on a pro forma basis as if the Reverse Acquisition had been completed as of that date:

Indebtedness
Guaranteed	0
Unguaranteed and unsecured	14,590,052
Secured	5,754,890
Total	20,344,942
Shareholders’ Equity
Common Stock, par value $0.002; 500,000,000 shares
authorized, 20,100,003 shares issued and outstanding	40,200

Additional paid-in capital	2,204,186
Statutory Reserves	630,573
Retained earnings (loss)	7,435,702
Accumulated Other Comprehensive Income	826,600
Total Liabilities and Shareholders' equity	31,482,203

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

We extend credit to a large number of our customers while generally requiring no collateral. Generally, our customers pay in installments, with a portion of the payment upfront; a portion of the payment upon receipt of our products by our customers and a portion of the payment upon satisfaction by our customer. We perform ongoing credit evaluations of  our customers’ financial condition and generally have no difficulties in collecting our payments. But if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign owned enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

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

The Company’s common stock is quoted on the Over-The-Counter Bulletin Board in the United States under the symbol “CTXIF.OB”.

Reverse Acquisition with Bright

On July 9, 2008, the Company acquired 100 shares of the issued and outstanding capital stock of Bright International Group Co., Ltd., a Republic of Vanuatu corporation (“Bright”), constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,005 shares of the Company’s common stock. As a result of the transaction, Bright became a wholly owned subsidiary of the Company.

Bright is the registered beneficial owner of 95% of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., (“Lanxi Sunrise”).  Lanxi Sunrise is a corporation incorporated in the People’s Republic of China (“PRC” or “China”) which is engaged in research, production and sales of linen textile products.

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

The linen industry chain involves a 5-step process including (i) raw material planting; (ii) fiber production; (iii) yarn spinning; (iv) fabric weaving and (v) dyeing and finishing.  The Company’s current operations are focused on only two of the steps in this process, yarn spinning and fabric weaving.  In the future, the Company plans to expand its operations to include other aspects of the industry chain including particularly dyeing and finishing..

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

Overview

A. Operating Results

Fiscal Years Ended December 31, 2007 and 2006

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2007 and 2006 and provides information regarding the dollar and percentage increase or (decrease) from the 2006 fiscal period to the 2007 fiscal period:

	Year Ended December 31,
Item	2007	2006	Increase (Decrease)	% Increase (% Decrease)
Revenue	20,782,804	14,518,393	6,264,411	43.15%
Cost of Goods Sold	15,075,310	9,779,872	5,295,438	54.15%
Gross Profit	5,707,494	4,738,521	968,973	20.45%
Operating Expenses	1,249,039	1,203,239	45,800	3.81%
Other Income
(expense)	623,899	465,574	158,325	34.01%
Provision for Taxes	1,606,443	1,287,766	318,677	24.75%
Net income	3,475,911	2,713,090	762,821	28.12%

Revenue

Our revenue increased from $14,518,393 for the fiscal year ended December 31, 2006, to $20,782,804 for the fiscal year ended December 31, 2007, an increase of $6,264,411, or approximately 43.15%.  The increase in revenue was primarily attributable to technological upgrades to have improved  product quality and increased marketing efforts including participation in both domestic and foreign exhibitions and direct contacts with clients in an effort to expand sales to them and thereby increase market share.

Cost of Goods Sold

Cost of goods sold increased from $9,779,872 for the fiscal year ended December 31, 2006, to $15,075,310 for the fiscal year ended December 31, 2007, an increase of $5,295,438, or approximately 54.15%.   The increase in cost of goods sold was primarily the result of the Company’s increased sales in the fiscal year ended December 31, 2007 and relates to purchases of the additional raw materials required for purposes of increasing production.  On a percentage basis, cost of goods sold increased significantly more than revenues.

Gross Profit

Gross profit increased from $4,738,521 for the fiscal year ended December 31, 2006, to $5,707,494 for the fiscal year ended December 31, 2007, an increase of $968,973, or approximately 20.45%.  The increase in gross profit is primarily attributable to the increase in revenue.  Gross profit for the fiscal year ended December 31, 2007, was approximately 27.46% of revenues as compared to gross profit of approximately 32.64% of revenue for the fiscal year ended December 31, 2006.

Operating Expenses

Operating expenses increased by $45,800, or approximately 3.81%, in the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31, 2006.  The increase in operating expenses was attributable to a significant increase in general and administrative expenses, partially offset by a significant decrease in sales and marketing expenses in 2007 as compared to 2006.  This decrease in sales and marketing expenses was primarily a result of a decrease in transportation expenses related to the agreement by certain clients to pay such costs, and a decrease in sales commissions as a result of certain clients purchasing goods directly from the company rather than through agents.

Other Income

Other income increased from $465,574 for the fiscal year ended December 31, 2006 to $623,899 for the fiscal year ended December 31, 2007, an increase of $158,325, or approximately 34.01%.  Other income consists of subsidy income and interest income offset by interest expense.  The increase in other income from 2006 to 2007 is primarily attributable to the fact that subsidy income, consisting of government grants, land grants, enterprise grants and financial grants increased from $998,579 in 2006 to $1,407,967 in 2007, an increase of $409,388 or approximately 41.00% as compared to 2006.  This increase in subsidy income was partially offset by an increase in interest expense in 2007 as compared to 2006.

Provision for Taxes

Provision for taxes increased from $1,287,766 for the fiscal year ended December 31, 2006, to $1,606,443 for the fiscal year ended December 31, 2007, an increase of $318,677, or approximately 24.75%.   The increase in provision for taxes is attributable to the increased sales and increased gross profit in 2007 as compared to 2006.   The enterprise income tax applicable to the Company was charged at 33% in 2006 and 2007, of which 30% was for national tax and 3% was for local tax.  For the fiscal year starting January 1, 2008, the enterprise income tax rate in the PRC will  be adjusted to 25% from the previous 33%.

Net income (profit after taxes)

Net income was $3,475,911 in 2007 as compared to $2,713,090 in 2006, an increase of $762,821, or approximately 28.12%.  This increase in net income is primarily attributable to the increase in revenue while operating expenses remained substantially unchanged.

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

We incurred a foreign currency translation gain of $612,543 for the year ended December 31, 2007 as compared with a foreign currency translation gain of $190,677 for the fiscal year ended December 31, 2006.   We used different exchange rates  in translating Renminbis into U.S. dollars in our financial statements for the two fiscal years.  Owners equity was translated at historic rates, assets and liabilities were translated at the applicable exchange rates on December 31, 2007 and 2006, respectively, and income and expenses during the year were translated at applicable average monthly end rates for 2007 and 2006, respectively.   .

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

B. Liquidity and Capital Resources

As of December 31, 2007, the Company had cash and cash equivalents of $3,459, and total current assets of $22,062,528.  Management believes the Company has sufficient cash and current assets to fund current operations for the remainder of the fiscal year.

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

D. Trend Information

Not applicable

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2007:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	5,754,890
Capital (Finance) Lease Obligations
Operating Lease Obligations	$154,320
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements
Total	$5,909,210

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

Mr. Wang Ximing, born in 1962, is a senior engineer and is currently Chief Operating Officer of the Company.  He was previously director of the spinning branch factory, director of the enterprise management office and vice general engineer of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and vice general manager of production and technology of Zhejiang Huihao Linen Textile Co., Ltd      He is a graduate of Light Engineering Institute Of Qiqihar.

.                                   .

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

Executive Compensation

During the fiscal year ended December 31, 2007, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	CEO and Director	150,000
Teng Yunhai	Vice President and Director	60,000
Zhao Chunfu	Secretary and Director	60,000
Li Songyun	Chief Marketing Officer	60,000
Huang Xiaofang	Chief Financial Officer	60,000
Wang Ximing	Chief Operating Officer	60,000
Xu Wenbo	Director of Technological Center	60,000

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

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Gao Ren (1) Building F, Hualige, Junyue Apartment, Hongxiang Road, Nangang District, Harbin City PRC	8,188,889	40.74%
Teng Yunhai (1) Room 502, Unit 3, Building 3, Dongshi Road, Tonghe Street, Xinhe, Lanxi County, Heilongjiang Province, PRC	3,189	0.02%
Li Songyun (1) No 21-2, Leyuan Street, Dongli District, Harbin City PRC	143,858	0.72%
Huang Xiaofang (1) Room 701, Unit 4, Building 31, Hongqixiaoqu, Daowai District, Harbin City, PRC	644	0.003%
Wang Ximing Wufangchang, Xinlong, Loacheng Kafaqu, Loacheng Town, Chengmai County, Hainan Province, PRC	201,000	1.0%
Xu Wenbo (1) Room 301, Unit 3, Building 5, Dongshi Road, Tonghe Street, Xinhe Community, Lanxi County, Heilongjiang Province	-	-
Zhao Chunfu (1) Wufangchang, Xinlong, Laocheng Kaifaqu, Laocheng Town, Chengmai County, Hainan Province	502,500	2.5％
All Directors and Officers as a Group (7 in Number)	9,040,080	44.98%

(1)

The person is an officer, a director or both.

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

Pursuant to the terms of an Agreement for Share Exchange dated April 11, 2008,  on July 9, 2008,  the Company issued 18,963,005 shares of common stock to acquire all of the outstanding shares of Bright from Bright’s shareholders.  Rather than retaining such shares, the shareholders of Bright transferred such shares to a total of 91 individuals designated by Lanxi Sunrise.

Immediately following these transactions, we had a total of 20,100,003 shares issued and outstanding, of which 19,413,005, or approximately 96.58%, were owned by persons designated by Lanxi Sunrise.  Our existing shareholders prior to the Reverse Acquisition retained ownership of 686,998 shares, or approximately 3.42% of our issued and outstanding stock.

The Company entered into an Advisory Agreement with Mid-Continental Securities Corp on March 30, 2007.  Pursuant to that agreement, Mid-Continental Securities Corp, or its designees, is entitled to receive a total of 804,000 shares as compensation for services.  Such shares are expected to be transferred to Mid-Continental Securities or its designees, by other shareholders of the Company, promptly following completion of the Reverse Acquisition and the filing of this Form 20-F.

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

The Renminbi has been determined to be the functional currency of the Company. The translation adjustments which are included in foreign exchange adjustment to other comprehensive income as a component of shareholders’ equity amounted to $612,543 for the year ended December 31, 2007.

The financial statements filed herewith are found in Item 17.

B. Significant Changes

There are no significant changes since December 31, 2005.

ITEM 9.  THE OFFER AND LISTING

A. Listing Details

The Company’s capitalization consists of 500,000,000 shares of $0.002 par value common stock of which 20,100,003 shares are issued and outstanding as of July 9, 2008.

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

The transfer agent of the Company is Island Stock Transfer, 100 2nd Avenue South, Suite 104N, St, Petersburg, Florida 33701.  Telephone: 727-289-0010.

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

On July 9, 2008, the Company acquired 100 shares of the issued and outstanding capital stock of Bright, constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright  in a share exchange transaction in return for the issuance of  18,963,005 shares of common stock of the Company. As a result of this transaction, Bright became a wholly-owned subsidiary of the Company, and Lanxi Sunrise became an indirect 95% owned subsidiary of the Company. Completion of the transaction resulted in a change in control of the Company.   After the transaction, the Company was no longer a shell company.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company deposits surplus funds with Chinese banks earning daily interest. The Company does not invest in any instruments for trading purposes. The Company’s operations are not sensitive to fluctuations in exchange rates and does not have any long-term debt instruments. The trade accounts due and trade accounts payable for the Company approximate fair value.

For financial reporting purposes, Renminbi (RMB) has been translated into United States dollars as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments.” Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses) with a foreign currency translation gain amounted to $612,543 for the fiscal year ended December 31, 2007.

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

Audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd., for the fiscal years ended December 31, 2007 and 2006.

b.

Pro Forma Consolidated financial statements of China Linen Textile Industry Ltd, and Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd, as of the fiscal year ended December 31, 2007.

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2007 and 2006

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.

We have audited the accompanying balance sheets of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibilities of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York

May 8, 2009

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
ASSETS
Current Assets
Cash	$3,459	$40,903
Bank Checks and commercial paper	370,172	333,320
Accounts receivable, net	10,962,247	4,643,724
Inventory	9,328,163	10,727,203
Prepaid expenses	1,036,098	2,847,332
Other receivables	116,648	408,307
Due from related parties	22,967	388,530
Governmental subsidiary receivable	-	41,934
Deferred tax assets	222,774	83,666
Total current assets	22,062,528	19,514,919

Property, Plant and Equipment, net	6,619,007	5,550,937

Land Use Right, net	397,912	379,772

Governmental Subsidiary Receivable, non-current	2,197,554	892,546

Deferred Tax Assets, non-current	54,221	51,149

Total assets	$31,331,222	$26,389,323
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loan	$5,754,890	$5,447,277
Accounts payable	2,724,846	2,254,609
Other payables	14,507	190,116
Accrued expenses	1,686,393	847,712
Taxes payable	6,129,478	2,517,990
Deferred revenue	255,539	274,978
Deferred governmental subsidiary	46,846	6,666
Loans from local government	317,349	296,746
Due to related parties	1,584,179	6,527,796
Loans from related parties	116,858	491,765
Deferred tax liabilities	62,015	47,016
Total current liabilities	18,692,900	18,902,671

Deferred Governmental Subsidiary, non-current	1,093,861	323,876
Deferred Tax Liabilities, non-current	549,389	223,137

Total liabilities	20,336,150	19,449,684

COMMITMENTS AND CONTINGENCIES

Shareholders' Equity
Registered capital	726,000	726,000
Additional paid-in capital	1,313,177	1,313,177
Statutory Reserves	630,573	427,005
Retained earnings	7,438,442	4,199,100
Accumulated other comprehensive income	886,900	274,357
Total stockholders' equity	10,995,072	6,939,639

Total liabilities and stockholders' equity	$31,331,222	$26,389,323

See notes to financial statements.

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues
Net sales	$ 20,782,804	$ 14,518,393
Cost of goods sold	15,075,310	9,779,872
Gross profit	5,707,494	4,738,521

Operating expenses
Selling expenses	305,422	559,320
General and administrative expenses	943,617	643,919

Total expenses	1,249,039	1,203,239

Operating income	4,458,455	3,535,282

Other income (expense)
Interest income	69,812	390
Interest expense	(817,596)	(519,135)
Government subsidiaries	1,407,967	998,579
Other expenses	(36,284)	(14,260)
Total other income	623,899	465,574

Income before tax	5,082,354	4,000,856

Income tax	1,606,443	1,287,766

Net income	3,475,911	2,713,090

Other comprehensive income
Effects of foreign currency conversion	612,543	190,677

Comprehensive income	$ 4,088,454	$ 2,903,767

See notes to financial statements.

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2007 and 2006

					Accumulated
		Additional			Other
	Registered	Paid-in	Statutory	Retained	Comprehensive
	Capital	Capital	Reserve	Earnings	Income	Total

Balances at December31, 2005	$ 726,000	$ 1,313,177	$ 153,219	$ 1,823,869	$ 83,680	$ 4,099,972

Net income	-	-	-	2,713,090	-	2,713,090

Appropriation to statutory reserves	-	-	273,786	(273,786)	-	-

Dividend distribution	-	-	-	(64,100)	-	(64,100)

Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	190,677	190,677

Balances at December 31, 2006	726,000	1,313,177	427,005	1,199,100	274,357	6,939,639

Net income	-	-	-	3,475,911	-	3,475,911

Appropriation to statutory reserves	-	-	203,568	(203,568)	-	-

Dividend distribution	-	-	-	(33,021)	-	(33,021)

Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	612,543	612,543

Balances at December 31, 2007	$ 726,000	$ 1,313,177	$ 630,573	$ 7,438,442	$ 886,900	$ 10,995,072

See notes to financial statements.

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities
Net income	$ 3,475,911	$ 2,713,090
Adjustments to reconcile net income to net cash
Provided by (used in) operating activities:
Bad debt expenses	426,369	195,186
Depreciation	346,918	333,336
Amortization	7,925	3,732
Deferred income taxes	182,735	132,805
Changes in:
Bank checks and commercial paper	(13,209)	(194,990)
Accounts receivable	(5,776,736)	(1,107,882)
Inventory	2,065,370	(1,318,818)
Prepaid expenses	1,935,417	(2,374,103)
Other receivables	308,299	(71,960)
Accounts payable	(124,142)	(994,554)
Other payables	(181,900)	124,017
Accrued expenses	751,294	140,498
Taxes payable	2,176,022	401,708
Deferred revenue	(37,120)	(950,834)
Due to/from related parties	(4,788,175)	4,453,303
Net cash provided by operating expenses	754,978	1,484,534

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(284,120)	(172,984)
Net cash used in investing activities	(284,120)	(172,984)

Cash Flows from Financing Activities
Payments on bank loans	(67,998)	(189,909)
Payments on loans from local government	-	(86,210)
Payments on loans from related parties	(394,082)	(803,821)
Dividend payments	(33,021)	(125,800)
Net cash used in financing activities	(495,101)	(1,205,740)

(Decrease) increase in cash	(24,243)	105,810

Effects of foreign currency conversion on cash	(13,201)	(75,788)

Cash at beginning of period	40,903	10,881

Cash at end of period	$ 3,459	$ 40,903

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$ 4,108	$ 339,522
Income taxes	$ 54,438	$ 19,522

See notes to financial statements.

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the “Company”) was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a limited liability company under the Company Law of PRC.  The Company is engaged in the business of production and distribution of various types of Linen products, such as linen clothing, linen yarn, linen hemp, and blending linen, etc.  The Company also processes linen-related products for other enterprises.

NOTE 2 — CONTROL BY PRINCIPAL OWNERS

The directors, executive officers, their affiliates, and related parties own, directly or indirectly, beneficially and in the aggregate, the majority of the voting power of the outstanding capital of the Company. Accordingly, directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including approving significant expenses, increasing the authorized capital and the dissolution, merger or sale of the Company's assets.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").  This basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the "Accounting Principles of China" ("PRC GAAP").

Foreign Currencies Transactions

The Company maintains its books and accounting records in PRC currency "Renminbi" ("RMB"), which is determined as the functional currency.  Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates.  Gain and losses resulting from foreign currency transactions are included in operations.

Future Currencies Translation

The Company’s financial statements are translated into the reporting currency, the United States Dollar (“USD”).  Assets and liabilities of the Company are translated at the prevailing exchange rate at each reporting period end. Contributed capital accounts are translated using the historical rate of exchange when capital is injected. Income and expense accounts are translated at the average rate of exchange during the reporting period.  Translation adjustments resulting from translation of these financial statements are reflected as other comprehensive income in the statements of operations and accumulated other comprehensive income in the statements of changes in shareholders' equity.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of changes in shareholders’ equity and amounted to $886,900 and $274,357 as of December 31, 2007 and 2006, respectively.  The balance sheet amounts with the exception of equity at December 31, 2007 were translated at 7.2939 RMB to $1.00 USD as compared to 7.8003 RMB to $1.00 USD at December 31, 2006. The equity accounts were stated at their historical rate.  The average translation rates applied to income statement accounts for the years ended December 31, 2007 and 2006 were 7.5709 RMB to $1.00 USD and 7.9491 RMB to $1.00 USD, respectively.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations is calculated based upon the functional currency.  As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to unaffiliated customer, title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable.  The corresponding freight-out and handling costs are included in the selling expenses.

The Company does not provide an unconditional right of return, price protection or any other concessions to its customers.  There were no material sales returns and other allowances for the years ended December 31, 2007 and 2006.

Deferred Revenue

Deferred revenue consists of prepayments to the Company for products that have not yet been delivered to the customers.  Payments received prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results when ultimately realized could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks with maturities of three months or less, and all highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less at the time of purchase.

Bank Checks and Commercial Paper

Bank checks and commercial paper include bank checks and commercial paper with original maturities of approximately 180 days or less at the time of issuance.  Book value approximates fair value because of the short maturity of those instruments. The Company receives these financial instruments as payments from its customers in the ordinary course of business.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest.  The Company generally extends unsecured credit up to three months to its customers in the ordinary course of business.  The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements' assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness, and the economic environment.  When a specific accounts receivable balance is deemed uncollectible, a charge is taken to this reserve. Recoveries of balances previously written off are also reflected in this reserve

Concentrations of Credit Risk

The Company sells its products primarily to domestic customers. Credit is extended based on an evaluation of the customer's financial condition. At December 31, 2007 and 2006, two customers accounted for 90% and 72% of its accounts receivable-net, respectively. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Company is confident that it will recover these amounts.  The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Company maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents, bank checks and commercial paper, receivables, payables and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

Inventory

Inventories are stated at the lower of cost or market value. Actual cost is used to value raw materials and supplies. Finished goods and work-in-progress are valued on the weighted-average cost method. Elements of costs in finished goods and work-in-progress include raw materials, direct labor, and manufacturing overhead.

Others Receivable

Others receivable principally includes advances to employees who are working on projects on behalf of the Company.  After the work is finished, they will submit expense reports with supporting documents to the accounting department. Upon being properly approved, the expenses are debited into the relevant accounts and the advances are credited out. Cash flows from these activities are classified as cash flows from operating activities.

Governmental Subsidies

The Company is considered to be a leading manufacture enterprise by the local government, Lanxi County Government ("Lanxi Government"), which has a long-term desire to encourage the Company to expend its production capacity and to create more job opportunities for local residents.  For that purpose, the local government granted various subsidies to the Company.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Governmental Subsidies (Continued)

(1) Income Tax Refund Grant

On May 19, 2006, the local government ran an incentive program exclusively for the Company.  Among other things, the program provided the Company to receive government grants equal to the Company's income taxes for the years 2006, 2007, and 2008, and the local income taxes for the years 2009 and 2010.  To be eligible for the grants, the Company needs to pay income taxes to the tax authority as required by tax laws and regulation, and then submits the proof of payment to Lanxi Government, which will deposit the grants to the Company's bank account.  The Lanxi Government further granted the Company the deferral of income tax payments for 2006, 2007 and 2008 until 2009, 2010 and 2011, respectively.  The Company records the present value of income tax refund grant as governmental subsidies receivable and governmental subsidy revenue at the same time when the income taxes payable are recorded.

(2) Land Subsidy

Included in the incentive program described in the preceding paragraph, the local government provided $333,321 (RMB 2,600,000) subsidy for the Company to purchase a land use right.  The Company purchased the land use right in August 2006 for $333,321 (RMB 2,600,000), as more fully disclosed in the "Land Use Right" section of this note.  The local government refunded the full amount of the purchase price to the Company, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(3) Building Subsidy

In January 2005, the local government granted the buildings attached to two adjacent pieces of land to the Company as government subsidy, as more fully disclosed in the "Land Use Right" section of this note.  The Company obtained the title documents of these buildings on February 2, 2006.  The Management valued the fair value of these buildings at $794,345 (RMB 5,793,572.), based on an appraisal report issued by an independent appraiser certified by the local government.  The Company treated the full amount as deferred governmental subsidy, and began to recognize governmental subsidy revenue when the Company complied with all conditions attached to the grant in December 2007, over these buildings' depreciation period of 20 years.

(4) Monetary Grant

The local government granted various funds to the Company, such as leading enterprise fund and financial supporting fund. The Company recorded these funds as liabilities upon receipt. A government subsidy revenue is recognized only when there is reasonable assurance that the Company has complied with all conditions attached to the grant.

(5) Interest-free Loans

The local government provided certain interest-free loans to the Company.  These loans are unsecured, have no fixed terms of repayment and therefore deemed payable on demand.  Receipts from and payments on loans from local government are classified as cash flows from financing activities.

Property, Plant and Equipment

Property, plant and equipment are carried at cost.  Maintenance, repairs and minor renewals are expensed as incurred; major renewals and improvements that extend the lives or increase the capacity of plant assets are capitalized.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment (Continued)

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets.  The estimated useful life of the assets is as follows:

Building and warehouses	20 years
Machinery and equipment	14 years
Office equipment and furniture	3 years
Motor vehicles	5 years

Impairment of Long-life Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Land Use Right

All land is owned by the Government in the PRC.  Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial purpose or residential purpose for an initial period of 50 or 70 years, respectively.  The land use right can be sold, purchased, and exchanged in the market.  The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(1) Land Use Right – Town East Street

In August 2006, the Company obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB 2,600,000).  The land use right is for commercial use purpose for a 50-year period ended August 15, 2056.  The cost of this land use right will be amortized over its prospective beneficial period, using the straight-line method. Most of the Company's production facilities and headquarters are located on this land.  The local government refunded the full amount of the purchase price of $333,321 (RMB 2,600,000) to the Company, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

Prior to obtaining this land use right, the Company leased this land from a previous owner which is a state-owned enterprise for free, from June 11, 2002 (inception) through July 2006.  The Company recorded neither rental expenses nor governmental subsidy income for such free rent.

(2) Land Use Right – Lixin Street

In January 2005, the Company obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB 400,000). The land use right is for commercial use purpose for a 50-year period ended December 29, 2054.  The costs of this land use right is amortized over its prospective beneficial period, using the straight-line method. Portion of the Company's production facilities are located in these two pieces of land.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right (Continued)

In January 2005, the local government also granted the buildings attached to these two pieces of land to the Company as governmental subsidy, as more fully disclosed in the "Governmental Subsidies" section of this note.  The Company pledged the use rights of the two pieces of land and the buildings attached, as collateral to provide guarantee for a related party to receive an import letter of credit, as more fully disclosed in the "Related Party Transaction" of this note.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs.  The Research and development cost was immaterial for the Company in the years ended December 31, 2007 and 2006, respectively, and was included in general and administration expenses.

Advertising Costs

Advertising costs are expensed as incurred and included as part of selling and marketing expenses.  Advertising costs was immaterial for the Company in the years ended December 31, 2007 and 2006, respectively, and was included in selling expenses.

Value-added Tax (VAT)

Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT).  All of the Company’s products that are sold in PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government.  This VAT may be offset by VAT paid on purchase of raw materials included in the cost of producing the finished goods.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statements of changes in owners' equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Pension and Employee Benefits

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. The Management believes full time employees who have passed the probation period are entitled to such benefits.  The total provisions for employee pension was $87,321, and $30,192 for the years ended December 31, 2007 and 2006, respectively.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statutory Reserves

Pursuant to the applicable laws in PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the Company's registered capital.  Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings.  The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.  Beginning from January 1, 2006, enterprise has no further requirements to make the appropriation to the statutory public welfare fund.  The Company does not make appropriations to the discretionary surplus reserve fund.

In 2006, the Company contributed $182,524 to the statutory surplus reserve fund, and $91,262 to the statutory public welfare fund.  In 2007, the Company contributed $203,568 to the statutory surplus reserve fund.

Statutory reserves consist of the following:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves

Balance on January 1, 2006	$ 102,146	$ 51,073	$ 153,219

Contribution in 2006	182,524	91,262	273,786

Balance on December 31, 2006	284,670	142,335	427,005

Contribution in 2007	203,568	-	203,568

Balance on December 31, 2007	$ 488,238	$ 142,335	$ 630,573

Related Party Transaction

For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

The Company’s relationships with related parties are described as follows:

Name	Relationship

Ren Gao	Majority owner of the Company

Heilongjiang and Lanxi Linen Textile Co., Ltd.	One of the founders of the Company until Mr. Ren Gao bought out its equity interest in the Company on June 11, 2007.

Songyuan Qianan Sunshine Linen Co., Ltd.	Under common control by Ren Gao

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Ren Gao

Harbin Sunshine Linen Textile Co., Ltd.	Under common control by Ren Gao

Related Party Transaction (Continued)

(1) Due from/to Related Parties

The Company purchases raw materials from, sells finished goods to, and outsources some of its production to related parties. In addition, due to China foreign currency control and export and import license requirement, the Company engages a related party, Harbin Sunshine Linen Textile Co., Ltd., to act as the Company’s agent in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable.  Cash flows from these activities are classified as cash flows from operating activities.

(2) Loans from Related Parties

Loans from related parties are interest-free short-term loans from Mr. Ren Gao, owner/CEO of the Company to finance the Company’s operation.  Cash flows from these activities are classified as cash flows from financing activities.

(3) Guarantee to a Related Party

The Company has pledged the land use right of two pieces of land and the buildings attached, as collateral to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd., which was a previous owner of the Company and is majority owned and controlled by Mr. Ren Gao, one of the Company's owners and CEO, to receive an import letter of credit with the maximum value is $959,700 (RMB 7,600,000) from the Harbin Zhaolin Branch of Bank of China. The period guaranteed is from April 11, 2006 to April 10, 2008.  The Company incurred neither liability nor expense related to this guarantee.

Income Taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Hedging Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161, which is effective January 1, 2009, requires enhanced qualitative and quantitative disclosures with respect to derivatives and hedging activities.  The Management does not expect that the adoption of SFAS No. 161 would have a material effect on the Company’s financial position and results of operations.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In December 2007, the FASB issued Statements of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (“SFAS 160”).  Both SFAS 141R and SFAS 160 are to be adopted effective January 1, 2009.  SFAS 141R requires the application of several new or modified accounting concepts that, due to their complexity, could introduce a degree of volatility in periods subsequent to a material business combination.  SFAS 141R requires that all business combinations result in assets and liabilities acquired being recorded at their fair value, with limited exceptions.  Other areas related to business combinations that will require changes from current GAAP include: contingent consideration, acquisition costs, contingencies, restructuring costs, in process research and development and income taxes, among others.  SFAS 160 will primarily impact the presentation of minority or noncontrolling interests within the Balance Sheet and Statement of Operations as well as the accounting for transactions with noncontrolling interest holders. Management does not expect that the adoption of SFAS No. 141 (revised 2007) and SFAS No. 160 would have a material effect on the Company’s financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 provides an option to report certain financial assets and liabilities at fair value primarily to reduce the complexity and level of volatility in the accounting for financial instruments resulting from measuring related financial assets and liabilities differently under existing GAAP. SFAS 159 is effective January 1, 2008.  The Company does not anticipate SFAS 159 having a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after September 15, 2007. The adoption of SFAS 158 did not have a material effect on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”.  SFAS No. 157 defines fair values, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Statement shall be effective for financial statements issued for fiscal years beginning after November 25, 2007, and interim periods within those fiscal years.  Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period with that fiscal year. The provisions of this statement should be applied, except in some circumstances where the statement shall be applied retrospectively.  Management does not expect that the adoption of SFAS No. 157 would have a material effect on the Company’s financial position and results of operations.

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	December 31,
	2007	2006

Accounts receivable	$ 11,617,527	$ 4,842,633
Less: Allowance for doubtful accounts	(655,280)	(198,909)
Accounts receivable, Net	$ 10,962,247	$ 4,643,724

Bad debt expense charged to operations was $426,369 and $195,186 for the years ended December 31, 2007 and 2006, respectively.

NOTE 5 — INVENTORY

Inventory consists of the following:

	December 31,	December 31,
	2007	2006

Finished goods	$ 5,480,818	$ 7,638,539
Work in progress	1,900,506	1,264,921
Raw materials	1,929,110	1,814,627
Supplies and low -value materials	17,729	9,116
	$ 9,328,163	$ 10,727,203

NOTE 6 — PREPAID EXPENSES

Prepaid expenses consist of the following:

	December 31,	December 31,
	2007	2006

Raw materials and supplies	$ 990,979	$ 1,663,416
Advance to contractor	27,083	933,399
Other	18,036	515,862
	$ 1,036,098	$ 3,112,677

NOTE 7 — DUE FROM RELATED PARTIES

Due from related parties consists of the following:

	December 31,	December 31,
Name of Related Parties	2007	2006

Heilongjiang Lanxi Linen Textile Co., Ltd.	$ 22,967	$ 21,453
Songyuan Qianan Sunshine Linen Co., Ltd.	-	102,215
Harbin Zhongyi Sunshine Linen Co., Ltd.		264,862
	$ 22,967	$ 388,530

NOTE 8 — GOVERNMENTAL SUBSIDY RECEIVABLE

Governmental subsidy receivable consists of the following:

(1) Current Position
	December 31,	December 31,
Name of Governmental Subsidy	2007	2006

Income Tax Subsidy – 2006	$ -	$ 41,934
	$ -	$ 41,934

(2) Non-current Portion	December 31,	December 31,
	2007	2006
Name of Governmental Subsidy

Income Tax Subsidy – 2006	$ 954,514	$ 892,546
Income Tax Subsidy – 2006 for interest imputed	72,161	-
Income Tax Subsidy – 2007	1,170,879	-
	$ 2,197,554	$ 892,546

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2007	2006

Building and warehouses	$ 3,889,110	$ 2,764,050
Machinery and equipment	4,293,405	3,956,842
Office equipment and furniture	116,541	58,558
Motor vehicles	8,817	8,244
	8,307,873	6,787,694

Less: Accumulated depreciation	(1,768,450)	(1,317,266)

Subtotal	6,539,423	5,470,428

Add: Construction in progress	-	1,317

Idle Fixed Assets	72,687	67,968

Fixed Assets to be disposed	6,897	11,224

Total	$ 6,619,007	$ 5,550,937

Depreciation expense charged to operations was $346,918 and $333,336 for the years ended December 31, 2007 and 2006, respectively.

NOTE 10 — LAND USE RIGHT

The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2007	2006

Land use right	$ 411,302	$ 384,601
Less: Amortization	(13,390)	(4,829)
Land use right, net	$ 397,912	$ 379,772

NOTE 10 — LAND USE RIGHT (Continued)

Amortization expense charged to operations was $7,925 and $3,732 for the years ended December 31, 2007 and 2006, respectively.

NOTE 11 — BANK LOANS

Bank loans consist of the following as of December 31, 2007:

			Annual		Overdue
	Loan		Interest		Interest
Financial Institutions	Amount	Duration	Rate		Rate	Collateral

Lanxi Branch of Agriculture Bank of China	$1,342,272	09/28/2005-09/27/2006	7.488%	*	14.688%	The Company’s equipment and buildings
Lanxi Branch of Agriculture Bank of China	1,316,168	09/29/2005-09/28/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	274,202	10/22/2005-10/21/2006	9.792%	*	14.688%
Lanxi Branch of Agriculture Bank of China	411,303	09/30/2005-09/29/2006	9.792%	*	14.688%
Lanxi Branch of Agriculture Bank of China	904,866	09/30/2005-09/29/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	889,126	12/2/2005-12/1/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	411,303	12/27/2005-12/26/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	205,651	11/26/2005-11/25/2006	9.792%	*	14.688%

Total	$5,754,890

*The Company was in default on all these bank loans as of December 31, 2007.  The Company was also in default on interest payments of $1,021,811 as of December 31, 2007.  Because the Company was in default on these loans, the bank charged higher interest rates than the interest rates described in the original loan agreements. The additional interest expenses for the year ended December 31, 2007 was $357,178.  $1,970,906 of the bank loans and all the accrued interest expenses were subsequently paid off in March 2008.  The remaining bank loans in the amount of $3,783,984 were subsequently renewed and will be due in March 2010.

The weighted average interest rate was 14.69% after the loans were overdue.  Interest expense charged to operations for these bank loans was $817,596 for the year ended December 31, 2007.

Bank loans consist of the following as of December 31, 2006:

			Annual		Overdue
	Loan		Interest		Interest
Financial Institutions	Amount	Duration	Rate		Rate	Collateral

Lanxi Branch of Agriculture Bank of China	$1,255,131	09/28/2005-09/27/2006	7.488%	*	14.229%	The Company’s equipment and buildings
Lanxi Branch of Agriculture Bank of China	1,230,722	09/29/2005-09/28/2006	7.488%	*	14.229%
Lanxi Branch of Agriculture Bank of China	256,400	10/22/2005-10/21/2006	9.792%	*	14.229%
Lanxi Branch of Agriculture Bank of China	384,601	09/30/2005-09/29/2006	9.792%	*	14.229%
Lanxi Branch of Agriculture Bank of China	846,121	09/30/2005-09/29/2006	7.488%	*	14.229%
Lanxi Branch of Agriculture Bank of China	897,401	12/2/2005-12/1/2006	7.488%	*	14.229%
Lanxi Branch of Agriculture Bank of China	384,601	12/27/2005-12/26/2006	7.488%	*	14.229%
Lanxi Branch of Agriculture Bank of China	192,300	11/26/2005-11/25/2006	9.792%	*	14.229%

Total	$5,447,277

*The Company was in default on all these bank loans as of December 31, 2006.  The Company was also in default on interest payments of $173,845 as of December 31, 2006.  Because the Company was in default on these loans, the bank charged higher interest rates than the interest rates described in the original loan agreements.  The additional interest expenses for the year ended December 31, 2006 was $61,254.

The weighted average interest rate is 7.84% in the original loan period, and the weighted average interest rate was 14.23% after the loans were overdue.  Interest expense charged to operations for these bank loans was $499,817 for the year ended December 31, 2006.

NOTE 12 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	December 31,
	2007	2006

Accrued payroll	$ 129,146	$ 141,260
Accrued employee benefits	361,691	386,127
Accrued pension expenses	90,637	-
Accrued interest expenses	1,021,811	173,845
Accrued sales commission	72,450	67,746
Other accrued expenses	10,658	78,734
	$ 1,686,393	$ 847,712

NOTE 13 — TAXES PAYABLE

Taxes payable consist of the following:

	December 31,	December 31,
	2007	2006

Income taxes payable	$ 3,478,721	$ 1,912,977
Sales-related taxes payable	275,768	127,199
VAT payable	2,298,825	434,206
Property taxes payable	76,164	43,608
	$ 6,129,478	$ 2,517,990

NOTE 14 — DEFERRED GOVERNMENTAL SUBSIDIES

Deferred governmental subsidies consist of the following:

(1) Current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2007	2006

Land Subsidy	$ 7,129	$ 6,666
Building Subsidy	39,717	-
	$ 46,846	$ 6,666

(2) Non-current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2007	2006

Land Subsidy	$ 339,233	$ 323,876
Building Subsidy	754,628	-
	$ 1,093,861	$ 323,876

NOTE 15 — DUE TO RELATED PARTIES

Due to related parties consist of the following:

	December 31	December 31
Name of Related Parties	2007	2006

Harbin Sunshine Linen Textile Co., Ltd.	$ 1,130,912	$ 6,527,796
Harbin Zhongyi Sunshine Linen Co., Ltd.	453,267	-
	$ 1,584,179	$ 6,527,796

NOTE 16 — LOANS FROM RELATED PARTIES

Loans from related parties consist of the following:

	December 31	December 31
Name of Related Parties	2007	2006

Mr. Ren Goa, Owner/CEO	$ 116,858	$ 491,765
	$ 116,858	$ 491,765

NOTE 17 — GOVERNMENTAL SUBSIDY INCOME

Governmental subsidy income consists of the following:

	For the Year Ended December 31,
Name of Governmental Subsidy	2007	2006

Income tax refund subsidy	$ 1,128,040	$ 916,988
Land use right subsidy	6,868	2,726
Leading enterprise grant	132,085	-
Financial supporting grants	140,974	78,865
	$ 1,407,967	$ 998,579

NOTE 18 — RELATED PARTY TRANSACTIONS

		For the Year Ended December 31,
		2007		2006
			Percentage of		Percentage of
			Total Similar		Total Similar
	Transactions	Amount	Transaction	Amount	Transaction

(a)	Selling finished goods to
	Harbin Sunshine Linen Textile Co., Ltd	$7,126,297	34.3%	$8,029,687	55.3%

	Purchasing raw materials from
	Harbin Sunshine Linen Textile Co., Ltd.	$3,892,253	61.3%	$4,828,142	83.9%

(b)	Selling finished goods to
	Harbin Zhongyi Sunshine Linen Co., Ltd	$1,203,176	5.8%	$ -	-

	Purchasing raw materials from	$1,522,890	24.0%	$ -	-
	Harbin Zhongyi Sunshine Linen Co., Ltd.

(c)	Processing products for
	Songyuan Qianan Sunshine Linen Co., Ltd.	$ 96,223	0.5%	$ -	-

	Selling linen yarn to
	Songyuan Qianan Sunshine Linen Co., Ltd.	$ -	-	$ 86,622	0.6%

NOTE 19 — CONCENTRATION

Geographic Areas Information

All of the Company's assets exist solely in the PRC, and its revenues are substantially derived from its operations therein.

Major Customers

The Company has a diversified customer line.  There were six major customers each of which made sales over 5% of the Company’s total sales as summarized in the following:

NOTE 19 — CONCENTRATION (Continued)

	For the Year Ended December 31,
	2007		2006
		Percentage of		Percentage of
Major Customer	Revenue	Total Revenue	Revenue	Total Revenue

Harbin Sunshine Linen Textile Co., Ltd	$ 7,126,297	34.3%	$ 8,029,687	55.3%
Harbin Zhongyi Sunshine Linen Co., Ltd	1,203,176	5.8%	-	-
Four unrelated customers	10,001,926	48.1%	5,425,977	37.4%
Total	$18,331,399	88.2%	$13,455,664	92.7%

Major Suppliers

The Company has a diversified supplier line.  There were two major suppliers from each of which the Company purchased over 5% of the Company’s total purchase, as summarized in the following:

	For the Year Ended December 31,
	2007		2006
Major		Percentage of		Percentage of
Supplier	Purchase	Total Purchase	Purchase	Total Purchase

Harbin Sunshine Linen Textile Co., Ltd	$ 3,892,253	61.3%	$ 4,828,142	83.9%
Harbin Zhongyi Sunshine Linen Co., Ltd	1,552,890	24.0%	-	-
Total	$ 5,415,143	85.3%	$ 4,828,142	83.9%

NOTE 20 — SHAREHOLDERS’ EQUITY

In accordance with the Article of Incorporation of the Company, the registered capital at the date of incorporation of June 11, 2002 was $726,000 (RMB 6,000,000).  Upon formation of the Company three founders contributed cash, totaling $435,600 (RMB 3,600,000), as registered capital.  One founder injected fixed assets valued at $5,112,579 (RMB42,252,705), of which, $290,400 (RMB 2,400,00) was contributed to the Company as registered capital; $1,313,177 (RMB 10,852,705) was contributed to the Company as additional paid-in capital; and the Company assumed a bank loan of $3,509,000 (RMB 29,000,000) associated to this injected fixed assets.

The Management valued the fixed assets described in the preceding paragraph based on the appraisal report issued by an independent appraiser certified by the local government.  The contribution of registered capital was approved by the Industrial and Commerce Administration Bureau of Suihua City, the local governmental agency responsible for managing local enterprises, as indicated on the Company's business license issued by such agency.

NOTE 21 — DIVIDEND DISTRIBUTION

The four founders of the Company executed a dividend agreement on May 25, 2002, pursuant to which the Company will distribute dividend to one of the founders, Heilongjiang Lanxi Linen Textile Co., Ltd. ("Heilongjiang Linen") not less than $64,100 (RMB 500,000) annually, payable semiannually in January and June of every year.  In 2006, the Company declared dividend of $64,100 (RMB 500,000), and distributed dividend of $125,800 (RMB 1,000,000).  On June 11, 2007, Mr. Ren Gao, CEO, purchased Heilongjiang Linen's share of equity interest in the Company and the original dividend agreement was terminated. Accordingly, the Company only declared and distributed $33,021 (RMB 250,000) to Heilongjiang Linen.

NOTE 22 — INCOME TAX

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 33% (30% national income tax and 3% local income tax) on income as reported in its statutory financial statements after appropriate tax adjustments.  Beginning from January 1, 2008, the effective national income tax rate reduces to 25%.

The provision for income taxes consists of the following:

	For the Year Ended
	December 31,
	2007	2006

Current Income Tax	$ 1,423,707	$ 1,131,024
Deferred Income Tax	182,735	156,742
Income Tax	$ 1,606,443	$ 1,287,766

The components of net deferred tax assets are as follows:

	For the Year Ended
	December 31,
	2007	2006
Deferred tax assets:
Accrued Pension	$ 22,659	$ -
Bad Debt Allowance	163,820	49,727
Fixed assets provision	30,908	28,902
Deferred Subsidy Income	23,313	22,248
Other	36,295	33,938
Gross deferred tax assets	276,995	134,815
Valuation allowance	-	-
Total deferred tax assets	$ 276,995	$ 134,815

Deferred tax liabilities:
Subsidy Receivable	$ (549,390)	$ (233,621)
Other	(62,015)	(36,532)
Total deferred tax liabilities	$ (611,404)	$ (270,153)

Net deferred tax liabilities	$ (334,409)	$ (135,338)

Reported as:
Current deferred tax assets	$ 222,774	$83,666
Current deferred tax liabilities	(62,015)	(47,016)
Non-current deferred tax assets	54,221	51,149
Non-current deferred tax liabilities	(549,389)	(223,137)

Net deferred taxes	$ (334,409)	$ (135,338)

The effective tax rate differed from the statutory Chinese income tax rate as follows:

	For the Year Ended
	December 31,
	2007	2006

China statutory income tax rate	33%	33%
Effect of:
Examination settlements		0.28%
Non-deductible fine and penalties	0.20%	0.10%
Change in income tax rate and other	(1.59%)	(1.18%)
Effective Tax rate	31.61%	32.19%

NOTE 22 — INCOME TAX (Continued)

Effective at the beginning of the year 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109.” FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including 50% likely of being realized upon ultimate settlement. Management does not anticipate any potential future adjustments would result in a material change to its financial tax position.  As a result, there is no unrecognized tax benefit.

NOTE 23 — ASSET RETIREMENT OBLIGATIONS

The Company operates within the requirements of numerous regulations at the local, province, and national levels regarding issues such as the handling and disposal of hazardous chemicals, waste-water treatment and effluent and emissions limitations among others. From a practical standpoint, certain environmental contamination cannot be reasonably determined until a facility or asset is retired or an event occurs that otherwise requires the facility to be tested and monitored. In the absence of such requirements to test for environmental contamination prior to an asset or facility retirement, the Company has concluded that it cannot reasonably estimate the cost associated with such environmental-related asset retirement obligations (“ARO”).

In addition, the Company anticipates operating its manufacturing facilities indefinitely into the future thereby rendering the potential range of settlement dates as indeterminate.  Therefore, the Company has not recorded any AROs to recognize legal obligations associated with the retirement of tangible long-lived assets, as contemplated by the Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143” (“FIN 47”).

NOTE 24 — COMMITMENTS AND CONTINGENCIES

PRC’s Political and Economic System

The Company faces a number of risks and challenges not typically associated with companies in North America and Western Europe, since its assets exist solely in the PRC, and its revenues are derived from its operations therein.  The PRC is a developing country with an early stage market economic system, overshadowed by the state.  Its political and economic systems are very different from the more developed countries and are in a state of change.  The PRC also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationships with other countries, including the United States.  Such shocks, instabilities and crises may in turn significantly and negatively affect the Company's performance.

Environmental

In the ordinary course of its business, the Company is subject to numerous environmental laws and regulations covering compliance matters or imposing liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances.  Currently, the Company's environmental compliance costs principally include the routine inspection fees paid to the local environmental department.  These amounts are immaterial to the Company's operating costs.  However, future extension of its production line or changes in the environmental laws and regulations may significantly increase its environmental compliance costs and therefore have a material adverse effect on the Company’s financial position and results of operations.  Also, any failure by the Company to adequately comply with such laws and regulations could subject the Company to significant future liabilities.

NOTE 24 — COMMITMENTS AND CONTINGENCIES (Continued)

Governmental Control of Currency Conversion

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company receives most of its revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict the Company’s ability to remit sufficient foreign currency to satisfy foreign currency dominated obligations.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currency to satisfy its currency demands, the Company may not be able to pay certain of its expenses as they come due.

Operating Lease

The Company leased certain production equipment from an unrelated third party for its production line of yarn forming.  The fair value of these equipment is approximately $1,528,000 (RMB 11,140,000).  The annual rent is $148,673 (RMB 1,125,600), payable quarterly, and is included in costs of goods sold.  The lease agreement is renewal on an annual base.  The leased equipments are essential to production.  The ability to renew the lease will significantly affect the Company's performance.

NOTE 25 — SUBSEQUENT EVENTS

Business Acquisition

On August 5, 2007, the owners of the Company entered into a Share Purchase Agreement (the “Agreement”) with Bright International Group Co., Ltd. (“Bright”), which was incorporated in the Republic of Vanuatu on July 4, 2007.  Pursuant to the Agreement, the owners of the Company agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).

On April 8, 2008, the local government approved the transaction as indicated on the Company's new business license.  Upon completion of the acquisition, the Company became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.

Reverse Merger Transaction

On July 9, 2008, Bright entered into a share exchange transaction with China Linen Textile Industry, Ltd. (“China Linen”). The transaction is expected to be accounted for as a reverse merger with Bright the acquirer for accounting purposes.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with the reverse merger transaction (Note 25), China Linen filed Form 20-F with the Securities and Exchange Commission. Included within the Form 20-F were financial statements of the Company audited in anticipation of the transaction. Subsequent to the filing of the 20-F, the Company’s financial statements were re-audited in anticipation of raising capital in a foreign (United States) market.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

As a result of the re-audits, the Company has restated its financial statements as of December 31, 2007 and 2006, and for the years then ended, after having identified a number of matters requiring restatement and/or reclassification in connection with the performance of the re-audits for the reporting periods.

The performance of the re-audits resulted in material restatements in the following areas:

•

Inventory Reserves

•

Government Subsidies

•

Accounts Receivable Reserves

•

Long-term and Intangible Assets

•

Income Taxes

Previously reported shareholders' equity as of December 31, 2007 and 2006 has been increased approximately by $2.5 million and $2.0 million, respectively, as a result of the restatement adjustments.

For the periods ended December 31, 2007 and 2006, the effect of the restatements was to increase previously reported net income of $3.2 million to $3.5 million and $1.9 million to $2.7 million, respectively.

Following are descriptions of the significant components of the Company's restatement and reclassification adjustments and their impact on line items in the Company's financial statements. The changes described within each category represent the most significant item(s) impacting the restatement of those financial statements.

Balance Sheet

	December 31, 2007
	As Previously
	Reported	Adjustments	As Restated

ASSETS
Current Assets
Cash	$ 3,459	$ -	$ 3,459
Bank check and commercial paper	370,170	2	370,172
Accounts receivable, net	11,483,618	(521,371)	10,962,247
Inventory	8,843,960	484,203	9,328,163
Prepaid expenses	1,002,874	33,224	1,036,098
Other receivables	75,517	41,131	116,648
Due from related parties	56,965	(33,998)	22,967
Deferred tax assets	155,904	66,870	222,774
Total current assets	21,992,467	70,061	22,062,528

Property, Plant and Equipment, net	4,008,869	2,610,138	6,619,007
Land Use Right, net	-	397,912	397,912
Governmental Subsidy Receivable, non-current	1,744,538	453,016	2,197,554
Deferred Tax Asserts, non-current	51,757	2,464	54,221

Total assets	$ 27,797,631	$ 3,533,591	$ 31,331,222

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Balance Sheet (Continued)

	December 31, 2007
	As Previously
	Reported	Adjustments	As Restated

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Bank loan	$ 5,754,853	$ 37	$ 5,754,890
Accounts payable	2,087,953	636,893	2,724,846
Other payables	2,501,255	(2,486,748)	14,507
Accrued expenses	129,146	1,557,247	1,686,393
Taxes payable	3,696,808	2,432,670	6,129,478
Deferred revenue	-	255,539	255,539
Deferred governmental subsidy		46,846	46,846
Loans from local government		317,349	317,349
Due from related parties	1,604,681	(20,502)	1,584,179
Loans from related parties		116,858	116,858
Deferred tax liabilities		62,015	62,015
Other current liabilities	3,544,708	(3,544,708)	-
Total current liabilities	19,319,404	(626,504)	18,692,900

Deferred Governmental Subsidy, non-current	-	1,093,861	1,093,861
Deferred Income Taxes, non-current	-	549,389	549,389

Total liabilities	19,319,404	1,016,746	20,336,150

Stockholders’ Equity
Registered capital	726,000	-	726,000
Additional paid-in capital	1,313,177	-	1,313,177
Statutory earnings	595,821	34,752	630,573
Retained earnings	5,186,398	2,252,024	7,438,422
Accumulated other comprehensive income	656,831	230,069	886,900

Total stockholders’ equity	8,478,227	2,516,845	10,995,072

Total liabilities and stockholders’ equity	$ 27,797,631	$ 3,533,591	$ 31,331,222

Material adjustments resulting in the restatement of the Company's December 31, 2007 balance sheet were as follows:

Accounts receivable, net.  The decrease principally relates to an increase in the provision for bad debts.

Inventories.  The increase is comprised principally of a reclassification of amounts from accounts payable (approximately $375,000) together with a decrease in previously recorded inventory reserves ($89,000).

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Balance Sheet (Continued)

Property, plant and equipment and land use right.  The increase is primarily the result of the reversal of previously recorded impairment reserves ($83,000), a decrease in accumulated depreciation due to an increase in asset useful lives ($2,221,000), an increase related to the recognition of the fair value of a building acquired from the government in prior years for which no amounts were previously recognized ($794,000), and for the reclassification of land use right from property, plant and equipment ($397,000).

Governmental subsidy receivable, non-current.  The increase is the result of the recognition of governmental subsidy receivables for 2006 and 2007 income tax refund grants.

Accounts payable.  The increase is principally related to reclassifications of credit balances from prepaid expenses and inventory.

Other payables.  The decrease is principally due to a reclassification to due to related party, accrued expenses, and loans from related parties.

Accrued expenses.  The increase is primarily the result of reclassification from others payable ($2,057,000), and a decrease in accrued employee benefits ($445,000).

Taxes payable.  The increase relates to the recording of current income taxes payable in accordance with FAS 109 and reclassifications from other current liabilities.

Deferred revenue.  The increase is due to a reclassification of credit balances from accounts receivable.

Deferred government subsidy.  The increases relate to a reclassification from other current liabilities and increases related to the recognition of building acquisition and land use right subsidy.

Loans from local government.  The increase is due to a reclassification from other payables.

Loans from related parties.  The increase is due to reclassifications described above.

Deferred tax liability.  The increases in the deferred tax liabilities are the result of recording deferred taxes in accordance with FAS 109.

Retained earnings.  The increase reflects the cumulative impact of the restatement adjustments.

Accumulated other comprehensive income.  The decrease is for the cumulative translation adjustments.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Statement of Operations and Comprehensive Income

	December 31, 2007
	As Previously
	Reported	Adjustments	As Restated

Net sales	$ 20,782,598	$ 206	$ 20,782,804
Cost of goods sold	15,307,248	(231,938)	15,075,310
Gross profit	5,475,350	232,144	5,707,494

Operating expenses
Selling expenses	170,796	134,626	305,422
General and administrative expenses	985,872	(42,255)	943,617
Total operating expenses	1,156,668	92,371	1,249,039

Operating income	4,318,682	139,773	4,458,455

Other income (expense)
Interest income	291	69,521	69,812
Interest expense	(817,588)	(8)	(817,596)
Government subsidies	1,307,778	100,189	1,407,967
Other expense	-	(36,284)	(36,284)
Total other income (expense)	490,481	133,418	623,899

Income before income tax expense	4,809,163	273,191	5,082,354

Income tax expense	1,651,833	(45,390)	1,606,443

Net income	3,157,330	318,581	3,475,911

Other comprehensive income
Foreign currency translation adjustments	458,515	318,581	612,543

Comprehensive income	$ 3,615,845	$ 637,162	$ 4,088,454

Adjustments to the Company's 2007 statement of operations and comprehensive income include reclassifications, foreign currency translation differences and adjustments.

Reclassifications were made to be in conformity with Securities and Exchange Commission ("SEC") guidance in reporting operating results.

In addition, the following adjustments were also recorded:

Cost of goods sold.  The decrease is principally due to the reversal of previously recorded inventory reserves ($232,000) offset by a decrease related to adjustments to depreciation expense.

Selling expenses.  The increase is due to the reclassification of sales related tax to selling expense from cost of goods sold.

Government subsidies.  The  increase relates to the recognition of subsidy income for land use right and income tax refund grants.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Statement of Operations and Comprehensive Income (Continued)

Foreign currency translation adjustments.  The increase is due to cumulative translation adjustments.

Statement of Cash Flows

	For the Year Ended December 31, 2007
	As Previously
	Reported	Adjustments	As Restated

Net cash provided by operating activities	$ 101,593	$ 653,385	$ 754,978
Net cash used in investing activities	(39,385)	(244,735)	(284,120)
Net cash used in financing activities	(101,017)	(394,084)	(495,101)
Effect of exchange rate changes on cash	1,365	(14,566)	(13,201)
Net decrease in cash and cash equivalents	(37,444)	-	(37,444)
Cash at beginning of period	40,903	-	40,903

Cash at end of period	$ 3,459	$ -	$ 3,459

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Cash paid during the year for
Interest	$ 4,217	$ (199)	$ 4,018
Income taxes	$ -	$ 54,438	$ 54,438

For the year ended December 31, 2007, the adjustments to operating activities cash flows were due to adjustments to the statement of operations and comprehensive income for the year ended December 31, 2007 as well as adjustments to the December 31, 2006 balance sheet. The investing activities cash flows were adjusted to reflect the capital expenditures. The financing activities cash flows were adjusted to reflect the reclassification of loans from related parties from operating activities.  The adjustment to the effect of exchange rate changes on cash is due to the translation of RMB to USD.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Balance Sheet

	December 31, 2006
	As Previously
	Reported	Adjustments	As Restated

ASSETS
Current Assets
Cash	$ 40,903	$ -	$ 40,903
Bank check and commercial paper	333,320	-	333,320
Accounts receivable, net	5,136,306	(492,582)	4,643,724
Inventory	10,455,654	271,549	10,727,203
Prepaid expenses	2,847,905	(573)	2,847,332
Other receivables	479,295	(70,988)	408,307
Due from related parties	265,344	123,186	388,530
Governmental subsidy receivable	-	41,934	41,934
Deferred tax assets	82,246	1,240	83,666
Total current assets	19,641,153	(126,234)	19,514,919

Property, Plant and Equipment, net	4,222,971	1,327,966	5,550,937
Land Use Right, net	-	397,772	379,772
Governmental Subsidy Receivable, non-current	631,860	260,686	892,546
Deferred Tax Asserts, non-current	63,884	(12,735)	51,149

Total assets	$ 24,559,868	$ 1,829,455	$ 26,389,323

Continued …

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Balance Sheet (Continued)

	December 31, 2006
	As Previously
	Reported	Adjustments	As Restated

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Bank loan	$ 5,447,269	$ 8	$ 5,447,277
Accounts payable	2,248,480	6,129	2,254,609
Other payables	1,214,491	(1,024,375)	190,116
Accrued expenses	141,258	706,454	847,712
Taxes payable	1,805,687	712,303	2,517,990
Deferred revenue	-	274,978	274,978
Deferred governmental subsidy	-	6,666	6,666
Loans from local government	-	296,746	296,746
Due from related parties	6,905,254	(377,458)	6,527,796
Loans from related parties	-	491,765	491,765
Deferred tax liabilities	-	47,016	47,016
Other current liabilities	1,902,027	(1,902,027)	-
Total current liabilities	19,664,466	(761,795)	18,902,671

Deferred Governmental Subsidy, non-current	-	323,876	323,876
Deferred Income Taxes, non-current	-	223,137	223,137

Total liabilities	19,664,466	(214,782)	19,449,684

Stockholders’ Equity
Registered capital	726,000	-	726,000
Additional paid-in capital	1,313,177	-	1,313,177
Statutory earnings	280,088	146,917	427,005
Retained earnings	2,377,821	1,821,279	4,199,100
Accumulated other comprehensive income	198,316	76,041	274,357

Total stockholders’ equity	4,895,402	2,044,237	6,939,639

Total liabilities and stockholders’ equity	$ 24,559,868	$ 1,829,455	$ 26,389,323

Adjustments made to restate the Company’s December 31, 2006 balance sheet were as follows:

Accounts receivable, net.  The decrease is principally related to the recording of allowances for sales returns.

Inventories.  The increase is comprised principally of a decrease in inventory reserves ($369,000) offset by costing adjustments.

Due from related parties.  The increase relates to reclassifications from other line items.

Property, plant and equipment and land use right.  The increase is primarily the result of the reversal of previously recorded impairment reserves ($78,000), a decrease in accumulated depreciation due to an increase in asset useful lives ($1,630,000) and the reclassification of land use right from property, plant and equipment ($380,000).

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Balance Sheet (Continued)

Governmental subsidy receivable, non-current.  The increase is the result of the recognition of governmental subsidy receivables for 2006 income tax refund grants.

Other payables.  The  decrease is principally due to reclassification adjustments.

Accrued expenses.  The increase is primarily the result of reclassifications from other payables.

Taxes payable.  The increase principally relates to the recording of current income taxes payable in accordance with FAS 109 as well as reclassification adjustments.

Deferred revenue.  The increase is due to a reclassification of credit balances from accounts receivable.

Deferred government subsidy.  The increases relate to reclassifications from other current liabilities and increases related to the recognition of land use right subsidy.

Loans from local government.  The increase is due to a reclassification from other payables.

Due to related parties.  The decrease relates to the reclassification of due to related parties to loans from related party.

Loans from related parties.  The increase relates to reclassifications from other line items.

Deferred tax liability.  The increases are the result of the recognition of deferred taxes in accordance with FAS 109.

Statutory reserves.  The increase is for an adjustment based on the Company’s policy.

Retained earnings.  The increase reflects the cumulative impact to December 31, 2006 of the restatement adjustments.

Accumulated other comprehensive income.  The decrease is for the cumulative translation adjustment.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Statement of Operations and Comprehensive Income

	December 31, 2006
	As Previously
	Reported	Adjustments	As Restated

Net sales	$ 14,518,348	$ 45	$ 14,518,393
Cost of goods sold	10,538,780	(758,908)	9,779,872
Gross profit	3,979,568	758,953	4,738,521

Operating expenses
Selling expenses	518,172	41,148	559,320
General and administrative expenses	859,933	(216,014)	643,919
Total operating expenses	1,378,105	(174,866)	1,203,239

Operating income	2,601,463	933,819	3,535,282

Other income (expense)
Interest income	390	-	390
Interest expense	(510,075)	(9,060)	(519,135)
Government subsidies	788,948	209,631	998,579
Other expense	-	(14,260)	(14,260)
Total other income (expense)	279,263	186,311	465,574

Income before income tax expense	2,880,726	1,120,130	4,000,856

Income tax expense	944,859	342,907	1,287,766

Net income	1,935,867	777,223	2,713,090

Other comprehensive income
Foreign currency translation adjustments	188,282	2,395	190,677

Comprehensive income	$ 2,124,149	$ 779,618	$ 2,903,767

Adjustments to the Company’s 2006 statement of operations and comprehensive income include reclassifications, foreign currency translation differences and adjustments.

Reclassifications were made to be in conformity with Securities and Exchange Commission (“SEC”) guidance in reporting operating results.

In addition, the following adjustments were also recorded:

Cost of goods sold.  The decrease is principally due to the reversal of previously recorded inventory impairment losses (362,000), and decreases in depreciation expense charged to costs of goods sold ($435,000).

General and administrative expenses.  The decrease relates principally to adjustments to employee benefits, bad debts and inventory impairment loss.

Government subsidies.  The increase relates to the recognition of subsidy income for land use right and income tax refund grants.

Income tax expense.  The increase is due to the tax impact of the adjustments on income as recognized in accordance with FAS 109.

NOTE 26 — RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Statement of Cash Flows

	For the Year Ended December 31, 2006
	As Previously
	Reported	Adjustments	As Restated

Net cash provided by operating activities	$ 665,707	$ 818,827	$ 1,484,534
Net cash used in investing activities	(383,802)	210,818	(172,984)
Net cash used in financing activities	(252,808)	(952,932)	(1,205,740)
Effect of exchange rate changes on cash	924	(76,712)	(75,788)
Net decrease in cash and cash equivalents	30,021	1	30,022
Cash at beginning of period	10,882	(1)	10,881

Cash at end of period	$ 40,903	$ -	$ 40,903

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Cash paid during the year for
Interest	$ 277,413	$ 112,109	$ 339,522
Income taxes	$ 18,816	$ 706	$ 19,522

For the year ended December 31, 2006, the adjustments to operating activities cash flows were due to adjustments to the statement of operations and comprehensive income for the year ended December 31, 2006 as well as adjustments to the December 31, 2005 balance sheet. The investing activities cash flows were adjusted to reflect the correct capital expenditures. The financing activities cash flows were adjusted to reflect the reclassification of loans from local government and loans from related party from operating activities, as well as dividend payment. The adjustment to the effect of exchange rate changes on cash is due to the translation of RMB to USD.

CHINA LINEN TEXTILE INDUSTRY, LTD.

PRO FORMA BALANCE SHEET

Year ended December 31, 2007

CHINA LINEN TEXTILE INDUSTRY, LTD.

PRO FORMA BALANCE SHEET

December 31, 2007

(Stated in US Dollars)

2007
ASSETS
Current Assets
Cash	$144,985
Bank checks and commercial paper	370,654
Accounts receivable, net	10,962,247
Inventory	9,328,163
Prepaid expenses	1,036,098
Other receivables	117,648
Due from related parties	22,967
Governmental subsidy receivable	-
Deferred tax assets	222,774
Total current assets	$22,205,536
Property, Plant and Equipment, net	6,626,980
Land Use Right, net	397,912
Governmental Subsidy Receivable, non-current	2,197,554
Deferred Tax Assets, non-current	54,221
Total assets	$31,482,203
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	$5,754,890
Accounts payable	2,724,846
Accrued expenses and other payables	1,709,692
Taxes payable	6,129,478
Deferred revenue	255,539
Deferred governmental subsidy	46,846
Loans from local government	317,349
Due to related parties	1,584,179
Loans from related parties	116,858
Deferred tax liabilities	62,015
Total current liabilities	$18,701,692
Deferred Governmental Subsidy, non-current	1,093,861
Deferred Tax Liabilities, non-current	549,389
Total liabilities	$20,344,942
COMMITMENTS AND CONTINGENCIES
Shareholders' Equity
Common stock
Authorized: 500,000,000 ordinary voting shares with

par value of $0.002 each
Issued and outstanding: 20,100,003 ordinary voting shares	$40,200
Additional paid-in capital	2,204,186
Statutory Reserves	630,573
Retained earnings	7,435,702
Accumulated other comprehensive income	826,600
Total stockholders' equity	$11,137,261
Total liabilities and stockholders' equity	$31,482,203

CHINA LINEN TEXTILE INDUSTRY, LTD.

PRO FORMA INCOME STATEMENT

For the Year Ended December 31, 2007

(Stated in US Dollars)

2007
Revenues
Net sales	$$20,782,804
Costs of goods sold	15,075,310
Gross profit	$5,707,494
Operating expenses
Selling expenses	305,422
General and administrative expenses	1,047,292
Total operating expenses	$1,352,714
Operating income	$4,354,780
Other income (expense)
Interest income	$74,447
Interest expense	(817,596)
Government subsidies	1,407,967
Other expense	(36,284)
Total other income	$628,534
Income before tax	$4,983,314
Income tax	1,606,443
Net income	$3,376,871
Other comprehensive income
Effects of foreign currency conversion	643,077
Comprehensive income	$4,019,948

ITEM 18.  FINANCIAL STATEMENTS

See Item 17

ITEM 19.  EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.1.1	Certificate of Incorporation of China Linen Textile Industry, Ltd., dated May 26, 2008.
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.2.1	Articles of Association of China Linen Textile Industry, Ltd., dated May 26, 2008.
1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
2.2	Loan Agreement between the Company and Aquasol EnviroTech (Canada) Ltd. dated April 1, 2000	(*)
4.1	Share Exchange agreement between Aquasol EnviroTech Ltd. and Aquasol EnviroTech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States	(*)
4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)
4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)

4.10	Cost Sharing Agreement dated July 1, 2006	(*)
4.11	Agreement for Share Exchange between Aquasol Envirotech, Ltd., Bright International Group. Co., Ltd. and the shareholders of Bright International Group Co., Ltd., dated April 11, 2008.	(*)
4.12	Agency Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., and Harbin Sunshine Linen Textile Co., Ltd., dated November 7, 2005.	(*)
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 (*) = previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

CHINA LINEN TEXTILE INDUSTRY, LTD.

BY:  /s/ Gao Ren_________________

     GAO REN,  PRESIDENT

DATE: July 14, 2009