Form 20-F
period 2008-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2009-07-14
CIK 1336655

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to ______

OR

ÿ	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-51625

China Linen Textile Industry, Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Cayman Islands, B.W.I

(Jurisdiction of incorporation or organization)

Chengdong Street, Lanxi County, Heilongjiang Province_____

 (Address of principal executive offices)

Zhao Chunfu, 86-455-5636079 , 86-451-82309970, email: ZCFZZZ@163.COM , fax no.:86-451-82309971, Chengdong Street, Lanxi County, Heilongjiang Province.

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

20,100,003 shares of $0.002 par value Common Stock outstanding as of December 31, 2008

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Not Applicable

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

☐ Yes ☒ No

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

3

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

3

ITEM 3.  KEY INFORMATION

3

ITEM 4.  INFORMATION ON THE COMPANY

3

ITEM 4A.  UNRESOLVED STAFF COMMENTS

3

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

3

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

3

ITEM 8.  FINANCIAL INFORMATION

3

ITEM 9.  THE OFFER AND LISTING

3

ITEM 10.  ADDITIONAL INFORMATION

3

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.  3

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

3

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

3

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  3

ITEM 15.   CONTROLS AND PROCEDURES.

3

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

3

ITEM 16B.   CODE OF ETHICS.

3

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

3

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.  3

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.  3

ITEM 18.  FINANCIAL STATEMENTS

3

ITEM 19.  EXHIBITS

3

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

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

The name, age and position of each of the Company’s directors and senior management is as set forth below.  The business address of each such person is the address of the Company, which is Chengdong Street, Lanxi County, Heilongjiang Province

NAME	AGE	POSITION

Gao Ren	46	President and Chairman of the Board
Ma Yongfeng	48	General Manager
Teng Yunhai	48	Vice President and Director
Zhao Chunfu	46	Secretary and Director
Li Songyun	38	Chief Marketing Officer
Huang Xiaofang	43	Chief Financial Officer

The Company does not currently have standing audit, nominating or compensation committees. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. The Company intends to establish an audit committee, a governance and nominating committee and a compensation committee of the board of directors as soon as is practicable. We envision that the audit committee will be primarily responsible for retaining our independent auditor and reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The governance and nominating committee will be responsible for nominating directors to our board and will also be generally responsible for overseeing our corporate governance policies and practices. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

The board of directors has not made a determination as to whether any member of the board of directors is an audit committee financial expert.

Each of the directors named above were elected or appointed to serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed or duly elected and qualified. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.

Officers hold their positions at the pleasure of the board of directors.

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

Advisers

The Company’s legal advisers are Frascona, Joiner, Goodman and Greenstein, P.C., 4750 Table Mesa Drive, Boulder, CO 80305

Auditors

The Company’s independent registered public accounting firm is UHY Vocation HK CPA Limited (UHY”), 3/F, Malaysia Building, 50 Gloucester Road, Wanchai District, Hong Kong.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

Selected financial data for the Company for the twelve month periods ended December 31, 2007 and 2008, below, is derived from the audited financial statements of the Company.  The selected financial data for the twelve month period ended December 31, 2006 is derived from the audited financial statements of Lanxi Sunrise.  The  selected financial data for the twelve-month periods ended December 31, 2005 and 2004 below, is derived from unaudited financial statements of Lanxi Sunrise for the specified periods.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2004	2005	2006	2007	2008
Revenues	8,369,730	13,166,620	14,518,393	20,782,804	22,945,122
Income from Operations	549,490	982,345	3,535,282	4,354,780	3,955,381
Net Income	363,659	834,191	2,713,090	3,376,871	3,700,969
Total Assets	15,357,348	17,515,492	26,389,323	31,482, 203	36,224,260
Total Current Liabilities	12,966,877	14,035,888	18,902,671	18,701,692	18,168,708
Net Current Assets	2,390,471	3,479,603	612,248	3,503,844	6,192,533
Stockholders’ Equity	2,390,471	3,479,603	6,939,639	11,137,261	15,603,140

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

The interbank bid rates were US$1.00 to RMB 6.8383 on June 1, 2009. The following table sets forth the high and low interbank bid rates between Renminbi and U.S. dollars for each of the periods shown:

	Interbank Bid Rate
Period	RMB per US$
	High	Low
July, 2008	6.8255	6.8172
August, 2008	6.8347	6.8204
September, 2008	6.8351	6.8351
October, 2008	6.8282	6.8182
November, 2008	6.8285	6.8159
December, 2008	6.8386	6.8133

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars for each of 2003, 2004, 2005, 2006, 2007 and 2008 (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

Period	Period-end Interbank Bid Rate	Average Interbank Bid Rate
	RMB per US$	RMB per US$
2004	8.28650	8.28723
2005	8.07340	8.20329
2006	7.81750	7.98189
2007	7.31410	7.61720
2008	6.85420	6.96230

B. Capitalization and Indebtedness

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as of December 31, 2008, showing the company’s capitalization as of that date:

Liabilities
Guaranteed	0
Secured	4,041,291
Unsecured	16,579,829
Total	20,621,120
Shareholders’ Equity
Common Stock, par value $0.002; 500,000,000 shares
authorized, 20,100,003 shares issued and outstanding	40,200
Additional paid-in capital	2,204,186
Statutory Reserves	1,019,595
Retained earnings	1,591,510
Accumulated Other Comprehensive Income	1,591,510
Total Stockholders’ Equity	15,603,140
Total Liabilities and Stockholders’ Equity	36,224,260

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

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our President, Mr. Gao Ren,  our General Manager, Ma Yongfeng, our Vice President  Mr. Teng Yunhai,  our Chief Marketing Officer, Ms. Li Songyun,  and our Chief Financial Officer, Ms. Huang Xiaofang. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

A. Operating Results

Fiscal Years Ended December 31, 2008 and 2007

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2008 and 2007 and provides information regarding the dollar and percentage increase or (decrease) from the 2007 fiscal period to the 2008 fiscal period:

	Year Ended December 31,
Item	2008	2007	Increase (Decrease)	% Increase (% Decrease)
Revenue	22,945,122	20,782,804	2,162,318	10.40%
Cost of Goods Sold	17,648,852	15,075,310	2,573,542	17.07%
Gross Profit	5,296,270	5,707,494	(411,224)	7.20%
Operating Expenses	1,340,889	1,352,714	(11,825)	0.88%
Other Income
(expense)	952,502	628,534	323,968	51.54%
Provision for Taxes	1,206,914	1,606,443	(399,529)	24.87%
Net income	3,700,969	3,376,871	324,098	9.60%

Revenue

Our revenue increased from $20,782,804 for the fiscal year ended December 31, 2007, to $22,945,122 for the fiscal year ended December 31, 2008, an increase of $2,162,318, or approximately 10.40%.  The increase in revenue was primarily attributable to appreciation of Chinese Renminbi (RMB) against the US dollar.

Cost of Goods Sold

Cost of goods sold increased from $15,075,310 for the fiscal year ended December 31, 2007, to $17,648,852 for the fiscal year ended December 31, 2008, an increase of $2,573,542 or approximately 17.07%.   The increase in cost of goods sold was mainly attributable to increases in costs of production during the year.

Gross Profit

Gross profit decreased from $5,707,494 for the fiscal year ended December 31, 2007, to $5,296,270 for the fiscal year ended December 31, 2008, a decrease of $411,224, or approximately 7.20%.  The decrease in gross profit was mainly attributable to increases in costs of production and decreases in the selling prices of linen products during the year. Gross profit for the fiscal year ended December 31, 2008, was approximately 23.08% of revenues as compared to gross profit of approximately 27.46% of revenue for the fiscal year ended December 31, 2007.

Operating Expenses

Operating expenses decreased by $11,825, or approximately 0.88%, in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007.  The net decrease in operating expenses was attributable to a decrease of $99,751, or approximately 9.52% in general and administrative expenses which offset an increase of $87,926, or approximately 28.78% in selling expenses.   The increase in selling expenses was primarily attributable to an increase in transportation expenses during the year.

Other Income

Other income increased from $628,534 for the fiscal year ended December 31, 2007 to $952,502 for the fiscal year ended December 31, 2008, an increase of $323,968, or approximately 51.05%.  Other income consists of subsidy income and interest income offset by interest expense.  The increase in other income from 2007 to 2008 is primarily attributable to improvements in both interest income and expense.  Interest income increased from $74,447 in 2007 to $175,299 in 2008, and interest expense decreased from $817,596 in 2007 to $540,203 in 2008.  The improvements in interest income and expense were partially offset by a decrease of $83,742, or approximately 5.95% in subsidy income.

Provision for Taxes

Provision for taxes decreased from $1,606,443 for the fiscal year ended December 31, 2007, to $1,206,914 for the fiscal year ended December 31, 2008, a decrease of $399,529, or approximately 24.87%.   The decrease in provision for taxes is primarily attributable to the fact that for the fiscal year starting January 1, 2008, the enterprise income tax rate in the PRC was adjusted to 25% from the previous 33%.

Net income (profit after taxes)

Net income was $3,700,969 in 2008 as compared to $3,376,871 in 2007, an increase of $324,098, or approximately 9.6%.  This increase in net income is primarily attributable to the increase in other income and the decrease in taxes while operating expenses remained substantially unchanged.

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

We incurred a foreign currency translation gain of $764,910 for the year ended December 31, 2008 as compared with a foreign currency translation gain of $643,077 for the fiscal year ended December 31, 2007.   We used different exchange rates  in translating Renminbis into U.S. dollars in our financial statements for the two fiscal years.  Owners equity was translated at historic rates, assets and liabilities were translated at the applicable exchange rates on December 31, 2008 and 2007, respectively, and income and expenses during the year were translated at applicable average monthly end rates for 2008 and 2007, respectively.

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

B. Liquidity and Capital Resources

As of December 31, 2008, the Company had cash and cash equivalents of $10,674, and total current assets of $24,361,241.   Management believes the Company has sufficient cash and current assets to fund current operations for the next fiscal year.

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

D. Trend Information

Not applicable

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2008:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	4,041,291
Capital (Finance) Lease Obligations
Operating Lease Obligations	164,814

Purchase Obligations	1,290,000	97,000
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements
Total	5,496,105	97,000

G. Safe Harbor

Please see “Special Note Regarding Forward-Looking Statements.”

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth our current directors and executive officers, their ages and the positions they hold.

NAME	AGE	POSITION
Gao Ren	46	President and Chairman
Ma Yongfeng	48	General Manager
Teng Yunhai	48	Vice President and Director
Li Songyun	38	Chief Marketing Officer
Huang Xiaofang	43	Chief Financial Officer
Zhao Chunfu	46	Secretary and Director

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

Mr. Ma Yongfeng, born in 1960, is a general accountant and currently serves as General Manager of the Company.  He was previously accountant, vice section chief, general accountant, and financial officer of Heilongjiang Lanxi Linen Textile Industry United General Corporation. He is a graduate of CEO Class of Tsinghua University.

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

Executive Compensation

During the fiscal year ended December 31, 2008, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	CEO and Director	$150,000
Ma Yongfeng	General Manager	$60,000
Teng Yunhai	Vice President and Director	$60,000
Zhao Chunfu	Secretary and Director	$60,000
Li Songyun	Chief Marketing Officer	$60,000
Huang Xiaofang	Chief Financial Officer	$60,000

During the fiscal year ended December 31, 2008, none of our officers or directors received compensation for services other than salary paid in cash.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Current Holdings of Major Shareholders, Executive Officers and Directors

The following table sets forth, as of December 31, 2008, the stock ownership of each executive officer and director of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted. All shares have identical voting rights. All of the above shareholders of the Company live and work outside of the United States.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Gao Ren (1) Building F, Hualige, Junyue Apartment, Hongxiang Road, Nangang District, Harbin City PRC	8,188,889	40.74%
Ma Yongfeng (1) Room 302, Unit 1, Building 3, Dongshi Road, Tonghe Street, Xinhe Community, Lanxi, Heilongjiang, PRC	-	-
Teng Yunhai (1) Room 502, Unit 3, Building 3, Dongshi Road, Tonghe Street, Xinhe, Lanxi County, Heilongjiang Province, PRC	3,189	0.01%
Li Songyun (1) No 21-2, Leyuan Street, Dongli District, Harbin City PRC	143,858	0.72%
Huang Xiaofang (1) Room 701, Unit 4, Building 31, Hongqixiaoqu, Daowai District, Harbin City, PRC	644	0.003%
Zhao Chunfu (1) Wufangchang, Xinlong, Laocheng Kaifaqu, Laocheng Town, Chengmai County, Hainan Province	502,5000	2.5％
All Directors and Officers as a Group (6 in Number)	9,040,080	44.98%

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

The Company entered into an Advisory Agreement with Mid-Continental Securities Corp on March 30, 2007.  Pursuant to that agreement, Mid-Continental Securities Corp, or its designees, were entitled to receive a total of 804,000 shares as compensation for services.  Such shares were transferred to Mid-Continental Securities or its designees, by other shareholders of the Company.

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

The Company purchases raw materials from, sells finished goods to, and outsources some of its production to related parties who are under common control.  One such related parties is Harbin Zhongyi Sunshine Linen Co., Ltd, which is under common control with Mr. Gao Ren, the Company’s CEO and principal shareholder.  In addition, due to China foreign currency control and export and import license requirements, the Company engages another related party, Harbin Sunshine Linen Textile Co, Ltd., as its agent in importing raw materials and exporting products on similar terms with unrelated parties.  Harbin Sunshine Linen Textile Co, Ltd., is also under common control of Mr. Gao Ren, the Company’s CEO and principal shareholder.  Pursuant to these arrangements, the Company had amounts due to Harbin Zhongyi Sunshine Linen Co, Ltd., totaling $453,267 as of December 31, 2007 and $56,470 as of December 31, 2008.  In addition, the Company had amounts due to Harbin Sunshine Linen Textile Co, Ltd., totaling $1,130,912, as of December 31, 2007.

As of December 31, 2007, the Company had loans totaling $116,858 from Mr. Gao Ren, the Company’s CEO and principal shareholder.

The following table summarizes related party transactions in the fiscal years ending December 31, 2008 and 2007 relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended December 31,
	2008		2007
Transactions	Amount	Percentage of Total Similar Transaction	Amount	Percentage of Total Similar Transaction

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,161,201	18.9%	$7 ,126,297	34.3%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$1,444,461	54.5%	$3,892,253	61.3%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$1,554,289	7.1%	$1,203,176	5.8%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$911,015	34.4%	$1,522,890	24.0%

(c) Processing products for Songyuan Qianan Sunshine Linen Co., Ltd.	$-	-	$96,223	0.5%

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

The Renminbi has been determined to be the functional currency of the Company. The translation adjustments which are included in foreign exchange adjustment to other comprehensive income as a component of shareholders’ equity amounted to $764,910 for the year ended December 31, 2008.

The financial statements filed herewith are found in Item 17.

B. Significant Changes

There are no significant changes since December 31, 2005.

ITEM 9.  THE OFFER AND LISTING

A. Listing Details

The Company’s capitalization consists of 500,000,000 shares of $0.002 par value common stock of which 20,100,003 shares are issued and outstanding as of December 31, 2008.

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

The number of holders of record for our common stock as of December 31, 2008 was approximately 123.

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

ITEM 17.  FINANCIAL STATEMENTS

The following financial statements are filed with this report on Form 20-F:

a.

Audited Consolidated financial statements of China Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2008 and 2007.

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

   CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	38

Financial Statements
Consolidated Balance Sheets	39-40
Consolidated Statements of Operations	41
Consolidated Statements of Changes in Shareholders’ Equity	42
Consolidated Statements of Cash Flows	43
Notes to Consolidated Financial Statements	44-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Linen Textile Industry, Ltd.

We have audited the accompanying consolidated balance sheet of China Linen Textile Industry, Ltd. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  The financial statements of China Linen Textile Industry, Ltd. and its wholly owned subsidiary, Heilongjiang Lanxi Linen Textile Industry Co., Ltd. as of December 31, 2007 were audited by other auditors whose reports dated May 20, 2008 and May 8, 2009 respectively, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Linen Textile Industry, Ltd. and subsidiaries as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hong Kong

27 June 2009

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007
ASSETS
Current Assets
Cash	$10,674	$144,985
Bank checks and commercial paper	1,566,733	370,654
Accounts receivable, net	9,374,255	10,962,247
Inventory	8,335,042	9,328,163
Prepaid expenses	1,666,980	1,036,098
Other receivables	275,888	117,648
Due from related parties	1,535,954	22,967
Governmental subsidy receivable	1,296,522	-
Deferred tax assets	299,193	222,774
Total current assets	$24,361,241	$22,205,536
Property, Plant and Equipment, net	8,817,291	6,626,980
Land Use Right, net	416,185	397,912
Governmental Subsidy Receivable, non-current	2,387,837	2,197,554
Deferred Tax Assets, non-current	241,706	54,221
Total assets	$36,224,260	$31,482,203
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	$4,041,291	$5,754,890
Accounts payable	2,709,566	2,724,846
Accrued expenses and other payables	1,559,459	1,709,692
Taxes payable	8,804,430	6,129,478
Deferred revenue	289,527	255,539
Deferred governmental subsidy	88,834	46,846
Loans from local government	295,001	317,349
Due to related parties	56,470	1,584,179
Loans from related parties	-	116,858
Deferred tax liabilities	324,130	62,015
Total current liabilities	$18,168,708	$18,701,692
Deferred Governmental Subsidy, non-current	1,855,453	1,093,861
Deferred Tax Liabilities, non-current	596,959	549,389
Total liabilities	$20,621,120	$20,344,942
COMMITMENTS AND CONTINGENCIES
Shareholders' Equity
Common stock
Authorized: 500,000,000 ordinary voting shares with
par value of $0.002 each
Issued and outstanding: 20,100,003 ordinary voting shares	$40,200	$40,200
Additional paid-in capital	2,204,186	2,204,186

Statutory Reserves	1,019,595	630,573
Retained earnings	10,747,649	7,435,702
Accumulated other comprehensive income	1,591,510	826,600
Total stockholders' equity	$15,603,140	$11,137,261
Total liabilities and stockholders' equity	$36,224,260	$31,482,203

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007
Revenues
Net sales	$22,945,122	$$20,782,804
Costs of goods sold	17,648,852	15,075,310
Gross profit	$5,296,270	$5,707,494
Operating expenses
Selling expenses	393,348	305,422
General and administrative expenses	947,541	1,047,292
Total operating expenses	$1,340,889	$1,352,714
Operating income	$3,955,381	$4,354,780
Other income (expense)
Interest income	$175,299	$74,447
Interest expense	(540,203)	(817,596)
Government subsidies	1,324,225	1,407,967
Other expense	(6,819)	(36,284)
Total other income	$952,502	$628,534
Income before tax	$4,907,883	$4,983,314
Income tax	1,206,914	1,606,443
Net income	$3,700,969	$3,376,871
Other comprehensive income
Effects of foreign currency conversion	764,910	643,077
Comprehensive income	$4,465,879	$4,019,948

Basic and diluted earnings per share	$0.1841	$0.1680

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	Common Stock	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balances at December 31, 2006	$ 40,200	$2,204,186	$ 427,005	$4,295,420	$ 183,523	$7,150,334
Net income	-	-	-	3,376,871	-	3,376,871
Appropriation to statutory reserves	-	-	203,568	(203,568)	-	-
Dividend distribution	-	-	-	(33,021)	-	(33,021)
Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	643,077	643,077

Balances at December 31, 2007	$ 40,200	$2,204,186	$ 630,573	$7,435,702	$ 826,600	$11,137,261
Net income	-	-	-	3,700,969	-	3,700,969
Appropriation to statutory reserves	-	-	389,022	(389,022)	-	-
Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	764,910	764,910
Balances at December 31, 2008	$ 40,200	$2,204,186	$1,019,595	$10,747,649	$ 1,591,510	$15,603,140

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007
Cash Flows from Operating Activities
Net income	$ 3,700,969	$ 3,376,871
Adjustments to reconcile net income to net cash
provided by operating activities:
Bad debt expenses	31,310	426,369
Depreciation	442,381	346,918
Amortization	8,671	7,925
Deferred income taxes	22,742	182,735
Deferred governmental subsidy	650,299	-
Changes in:
Bank checks and commercial paper	(1,155,604)	(13,515)
Accounts receivable	2,271,622	(5,776,736)
Inventory	1,606,161	2,065,370
Prepaid expenses	(553,109)	1,935,417
Other receivables	(235,926)	309,880
Accounts payable	(197,951)	(124,142)
Accrued expenses and other payables	(208,028)	632,075
Taxes payable	974,980	2,176,022
Deferred revenue	16,394	(37,120)
Due to/from related parties	(3,105,746)	(4,788,175)
Net cash provided by operating activities	$ 4,269,165	$ 719,894

Cash Flows from Investing Activities
Purchase of property, plant and equipment	$ (2,159,769)	$ (289,171)
Net cash used in investing activities	$ (2,159,769)	$ (289,171)
Cash Flows from Financing Activities
Proceeds from bank loans	$ 3,936,110	$ -
Payments on bank loans	(5,986,251)	(67,998)
Payments on loans from local government	(43,353)	-
Payments on loans from related parties	(124,804)	(394,082)
Dividend payment	-	(33,021)
Net cash used in financing activities	$ (2,218,298)	$ (495,101)
Decrease in cash	(108,902)	(64,378)
Effects of foreign currency conversion on cash	(25,409)	(13,201)
Cash at beginning of year	144,985	222,564
Cash at end of year	$ 10,674	$ 144,985

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$ 1,553,494	$ 4,108
Income taxes	$ 857,118	$ 54,438

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

China Linen Textile Industry, Ltd. (the “Company”) is principally engaged in the business of production and distribution of various types of Linen products, such as linen clothing, linen yarn, linen hemp, and blending linen, etc.  It is also involved in consultation, research and development related to of linen technology and linen products.

The Company carries on all of its business activities through its wholly owned subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”) which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a limited liability company under the Company Law of PRC.  Lanxi Sunrise’s manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.   Prior to the establishment of Lanxi Sunrise at this location as a privately owned business in June, 2002, the manufacturing facility was operated as a government-owned business.

Bright International Group Co., Ltd. (“Bright”), incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.

NOTE 2 — INFORMATION OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse.  The pilot facility was closed in 2001 after completion of the test, and since that time, the Company has had no operations and became a shell company.

The Company entered into a share exchange transaction on July 9, 2008 as detailed in below paragraphs resulted in a change of control of the Company.  This transaction has been accounted for as a reverse acquisition in which the financial statements will be prepared under merger method whereby the historical financial statements and operations of the acquirer are included in the financial statements of the Company for the years ended December 31, 2008 and 2007, with no adjustment to the carrying value of assets and liabilities.

Business Acquisition

On August 5, 2007, the owners of Lanxi Sunrise entered into a Share Purchase Agreement (the “Agreement”) with Bright on July 4, 2007.  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, majority owner and CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.  As Mr. Ren Gao is the beneficial owner of Bright and remained the sole owner of Lanxi Sunrise after the share purchase, this transaction is treated as reorganization in which Bright is a continuing entity of Lanxi Sunrise.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — INFORMATION OF THE COMPANY (Continued)

Reverse Acquisition

On July 9, 2008, the Company entered into a share exchange transaction with Bright in which the Company acquired all the issued and outstanding capital stock of Bright in return for the issuance of 18,963,005 shares of the Company’s common stock.  As a result of the transaction, Bright became a wholly owned subsidiary of the Company.  The transaction is accounted for as a reverse acquisition from accounting perspective since Bright has become the controlling shareholder of the Company after the share exchange transaction.  For accounting purpose, Bright is regarded as the acquirer while the Company before the reverse acquisition is deemed to have been acquired by Bright.  As a result, these consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright.  In anticipation of completion of the Reverse Acquisition, the Company changed its name to China Linen Textile Industry, Ltd.

Share Split

On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to approximately 1,136,998.

Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Bright and Lanxi Sunrise, (hereafter, collectively referred to as “the Group”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company owned the two subsidiaries since its reverse acquisition on July 9, 2008.  Retrospective adjustments of the comparative figures have been made as if the share exchange transaction between the Company and Bright occurred as of January 1, 2007.

Reclassification

Certain reclassifications have been made to the consolidated financial statements for the year ended December 31, 2007 to conform to the presentation for the year ended December 31, 2008.

Foreign Currencies Transactions

The Company and Bright maintain its books and accounting records in USD, which is determined as the functional currency.  However, the functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).  Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Gain and losses resulting from foreign currency transactions are included in operations.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currencies Translation

The financial statements of Lanxi Sunrise, are translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of Lanxi Sunrise are translated at the prevailing exchange rate at each reporting period end. Contributed capital accounts are translated using the historical rate of exchange when capital is injected. Income and expense accounts are translated at the average rate of exchange during the reporting period. Translation adjustments resulting from translation of these financial statements are reflected as other comprehensive income in the statements of operations and accumulated other comprehensive income in the statements of changes in shareholders' equity.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of changes in shareholders’ equity and amounted to $1,591,510 and $826,600 as of December 31, 2008 and 2007, respectively. The balance sheet amounts with the exception of equity at December 31, 2008 were translated at 6.8295 RMB to $1.00 USD as compared to 7.2939 RMB to $1.00 USD at December 31, 2007. The equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts for the years ended December 31, 2008 and 2007 were 6.9199 RMB to $1.00 USD and 7.5709 RMB to $1.00, respectively.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Group’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Revenue Recognition

The Group recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to unaffiliated customer, title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. The corresponding freightout and handling costs are included in the selling expenses. The Group does not provide an unconditional right of return, price protection or any other concessions to its customers. There were no material sales returns and other allowances for the years ended December 31, 2008 and 2007.

Deferred Revenue

Deferred revenue consists of prepayments to the Group for products that have not yet been delivered to the customers. Payments received prior to satisfying the Group’s revenue recognition criteria are recorded as deferred revenue.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks with maturities of three months or less, and all highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less at the time of purchase.

Bank Checks and Commercial Paper

Bank checks and commercial paper include bank checks and commercial paper with original maturities of approximately 180 days or less at the time of issuance. Book value approximates fair value because of the short maturity of those instruments. The Group receives these financial instruments as payments from its customers in the ordinary course of business.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group generally extends unsecured credit from three to six months to its customers in the ordinary course of business. The Group mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements' assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness, and the economic environment. When a specific accounts receivable balance is deemed uncollectible, a charge is taken to this reserve. Recoveries of balances previously written off are also reflected in this reserve.

Concentrations of Credit Risk

The Group sells its products primarily to PRC domestic customers. Credit is extended based on an evaluation of the customer's financial condition. At December 31, 2008 and 2007, two customers accounted for 92% and 90% of its accounts receivable-net, respectively. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Others Receivable

Others receivable principally includes advances to employees who are working on projects on behalf of the Group. After the work is finished, they will submit expense reports with supporting documents to the accounting department. Upon being properly approved, the expenses are debited into the relevant accounts and the advances are credited out. Cash flows from these activities are classified as cash flows from operating activities.

Governmental Subsidies

The Company’s subsidiary, Lanxi Sunrise, is considered to be a leading manufacture enterprise by the local government, Lanxi Government ("Lanxi Government"), which has a long-term desire to encourage Lanxi Sunrise to expand its production capacity and to create more job opportunities for local residents. For that purpose, the local government granted various subsidies to Lanxi Sunrise.

(1)

Income Tax Refund Grant

On May 19, 2006, the local government ran an incentive program exclusively for Lanxi Sunrise. Among other things, the program provided Lanxi Sunrise to receive government grants equal to Lanxi Sunrise's income taxes for the years 2006, 2007, and 2008, and the local income taxes for the years 2009 and 2010. To be eligible for the grants, Lanxi Sunrise needs to pay income taxes to the tax authority as required by tax laws and regulation, and then submits the proof of payment to Lanxi Government, which will deposit the grants to Lanxi Sunrise's bank account. The Lanxi Government further granted Lanxi Sunrise the deferral of income tax payments for 2006, 2007 and 2008 until 2009, 2010 and 2011, respectively. Lanxi Sunrise records the present value of income tax refund grant as governmental subsidies receivable and governmental subsidy revenue at the same time when the income taxes payable are recorded.

(2)

Land Subsidy

Included in the incentive program described in the preceding paragraph, the local government provided $333,321 (RMB 2,600,000) subsidy for Lanxi Sunrise to purchase a land use right.  Lanxi Sunrise purchased the land use right in August 2006 for $333,321 (RMB 2,600,000), as more fully disclosed in the "Land Use Right" section of this note. The local government refunded the full amount of the purchase price to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(3)

Building Subsidy

In January 2005, the local government granted the buildings attached to two adjacent pieces of land to Lanxi Sunrise as government subsidy, as more fully disclosed in the "Land Use Right" section of this note.  Lanxi Sunrise obtained the title documents of these buildings on February 2, 2006. The Management valued the fair value of these buildings at $794,345 (RMB 5,793,572.), based on an appraisal report issued by an independent appraiser certified by the local government. Lanxi Sunrise treated the full amount as deferred governmental subsidy, and began to recognize governmental subsidy revenue when Lanxi Sunrise complied with all conditions attached to the grant in December 2007, over these buildings' depreciation period of 20 years.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Governmental Subsidies (Continued)

(4)

Sewage Facilities Improvement Subsidy

In December 2008, the local government granted USD 776,045 (RMB 5,300,000) to Lanxi Sunrise for sewage facilities improvement.  This subsidy is regarded as deferred government subsidy whose primary condition for qualification is to improve the sewage facilities of the production plant from acquiring certain long-term assets.  The government grant is recognised as income over the periods necessary to match them with the related costs of the assets purchased which they are intended to compensate over the periods and in the proportions in which depreciation on those assets is charged.  No subsidy income is recognized in the year of 2008 as the sewage facilities and equipment are currently under construction and installation.

(5)

Monetary Grant

The local government granted various funds to Lanxi Sunrise, such as leading enterprise fund and financial supporting fund. Lanxi Sunrise recorded these funds as liabilities upon receipt. A government subsidy revenue is recognized only when there is reasonable assurance that Lanxi Sunrise has complied with all conditions attached to the grant.

(6)

Interest-free Loans

The local government provided certain interest-free loans to Lanxi Sunrise. These loans are unsecured, have no fixed terms of repayment and therefore deemed payable on demand. Receipts from and payments on loans from local government are classified as cash flows from financing activities.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(1)

Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB 2,600,000). The land use right is for commercial use purpose for a 50-year period ended August 15, 2056. The cost of this land use right will be amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $333,321 (RMB 2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

Prior to obtaining this land use right, Lanxi Sunrise leased this land from a previous owner which is a state-owned enterprise for free, from June 11, 2002 (inception) through July 2006. Lanxi Sunrise recorded neither rental expenses nor governmental subsidy income for such free rent.

(2)

 Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB 400,000). The land use right is for commercial use purpose for a 50-year period ended December 29, 2054. The costs of this land use right is amortized over its prospective beneficial period, using the straight-line method. Portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

In January 2005, the local government also granted the buildings attached to these two pieces of land to Lanxi Sunrise as governmental subsidy, as more fully disclosed in the "Governmental Subsidies" section of this note. Lanxi Sunrise pledged the use rights of the two pieces of land and the buildings attached, as collateral to provide guarantee for a related party up to April 10, 2008 to receive an import letter of credit, as more fully disclosed in the "Related Party Transaction" of this note.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. The Research and development cost was immaterial for the Group in the years ended December 31, 2008 and 2007, respectively, and was included in general and administration expenses.

Advertising Costs

Advertising costs are expensed as incurred and included as part of selling and marketing expenses. Advertising costs were immaterial for the Group in the years ended December 31, 2008 and 2007, respectively, and was included in selling expenses.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value-added Tax (VAT)

Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Group’s products that are sold in PRC are subject to Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid on purchase of raw materials included in the cost of producing the finished goods.

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

Pension and Employee Benefits

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the PRC entities to accrue for these benefits based on certain percentages of the employees' salaries. The Management believes full time employees who have passed the probation period are entitled to such benefits. The total provisions for employee pension was $55,751, and $87,321 for the years ended December 31, 2008 and 2007, respectively.

Statutory Reserves

Pursuant to the applicable laws in PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the entity's registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning from January 1, 2006, enterprise has no further requirements to make the appropriation to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

The Group contributed $389,022 and $203,568 to the statutory surplus reserve fund in 2008 and 2007 respectively. Statutory reserves consist of the followings:

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statutory Reserves (Continued)

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves
Balance on January 1, 2007	$ 284,670	$ 142,335	$ 427,005
Contribution in 2007	203,568	-	203,568
Balance on December 31, 2007	$ 488,238	$ 142,335	$ 630,573
Contribution in 2008	389,022	-	389,022
Balance on December 31, 2008	$ 877,260	$ 142,335	$ 1,019,595

Related Party Transaction

For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities. The Group’s relationships with related parties are described as follows:

Name	Relationship
Ren Gao	Majority owner of the Group
Heilongjiang Lanxi Linen Textile Co., Ltd.	One of the founders of Lanxi Sunrise until Mr. Ren Gao bought out its equity interest in Lanxi Sunrise on June 11, 2007.
Songyuan Qiannan Sunshine Linen Co., Ltd.	Under common control by Ren Gao
Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Ren Gao
Harbin Sunshine Linen Textile Co., Ltd.	Under common control by Ren Gao

(1) Due from/to Related Parties

The Group purchases raw materials from, sells finished goods to, and outsources some of its production to related parties. In addition, due to China foreign currency control and export and import license requirement, the Group engages a related party, Harbin Sunshine Linen Textile Co., Ltd., to act as the Group’s agent in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transaction (Continued)

parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

 (2) Loans from Related Parties

Loans from related parties are interest-free short-term loans from Mr. Ren Gao, majority owner of the Group to finance the Group’s operation. Cash flows from these activities are classified as cash flows from financing activities.

(3) Guarantee to a Related Party

The Company’s subsidiary, Lanxi Sunrise, has pledged the land use right of two pieces of land and the buildings attached, as collateral to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd., which was a previous owner of Lanxi Sunrise and is majority owned and controlled by Mr. Ren Gao, the majority owner of the Group, to receive an import letter of credit with the maximum value is $959,700 (RMB 7,600,000) from the Harbin Zhaolin Branch of Bank of China. The period guaranteed is from April 11, 2006 to April 10, 2008. The Group incurred neither liability nor expense related to this guarantee.

Income Taxes

The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carryforwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statements of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (“SFAS 160”). Both SFAS 141R and SFAS 160 are to be adopted effective January 1, 2009. SFAS 141R requires the application of several new or modified accounting concepts that, due to their complexity, could introduce a degree of volatility in periods subsequent to a material business combination. SFAS 141R requires that all business combinations result in assets and liabilities acquired being recorded at their fair value, with limited exceptions. Other areas related to business combinations that will require changes from current GAAP include: contingent consideration, acquisition costs, contingencies, restructuring costs, in process research and development and income taxes, among others. SFAS 160 will primarily impact the presentation of minority or noncontrolling interests within the Balance Sheet and Statement of Operations as well as the accounting for transactions with noncontrolling interest holders. Management does not expect that the adoption of SFAS No. 141 (revised 2007) and SFAS No. 160 would have a material effect on the Group’s financial position and results of operations.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Hedging Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161, which is effective January 1, 2009, requires enhanced qualitative and quantitative disclosures with respect to derivatives and hedging activities. The Management does not expect that the adoption of SFAS No. 161 would have a material effect on the Group’s financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards.  SFAS 162 is not expected to have a material impact on the Group’s financial statements.

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	December 31,
	2008	2007
Accounts receivable	$ 10,105,819	$ 11,617,527
Less: Allowance for doubtful accounts	(731,564)	(655,280)
Accounts receivable, net	$ 9,374,255	$ 10,962,247

Bad debt expense charged to operations was $31,310 and $426,369 for the years ended December 31, 2008 and 2007, respectively.

NOTE 5 — INVENTORY

Inventory consists of the followings:

	December 31,	December 31,
	2008	2007
Finished goods	$ 6,175,230	$ 5,480,818
Work-in-progress	697,378	1,900,506
Raw materials	1,443,502	1,929,110
Supplies and low-value materials	18,932	17,729
	$ 8,335,042	$ 9,328,163

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 6 — PREPAID EXPENSES

Prepaid expenses consist of the followings:

	December 31,	December 31,
	2008	2007
Raw materials and supplies	$ 1,323,979	$ 990,979
Advance to contractors	329,423	27,083
Others	13,578	18,036
	$ 1,666,980	$ 1,036,098

NOTE 7 — DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of Related Parties	December 31,	December 31,
	2008	2007
Ren Gao	$ 319,326	$ -
Harbin Sunshine Linen Textile Co., Ltd.	1,185,605	-
Heilongjiang Lanxi Linen Textile Co., Ltd.	-	22,967
Songyuan Qianan Sunshine Linen Co., Ltd.	31,023	-
	$ 1,535,954	$ 22,967

NOTE 8 — GOVERNMENTAL SUBSIDY RECEIVABLE

Governmental subsidy receivable consists of the following:

(1)

Current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2008	2007
Income Tax Subsidy-2006 Income Tax Subsidy-2006 for interest imputed Sewage Facilities Improvement Subsidy Monetary grant	$ 1,019,420 159,963 73,212 43,927	$ - - - -
	$ 1,296,522	$ -

(2)

Non-current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2008	2007
Income Tax Subsidy-2006	$ -	$ 954,514
Income Tax Subsidy-2006 for interest imputed	-	72,161
Income Tax Subsidy-2007 Income Tax Subsidy-2007 for interest imputed Income Tax Subsidy-2008	1,250,498 94,538 1,042,801	1,170,879 - -
	$ 2,387,837	$ 2,197,554

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 8 — GOVERNMENTAL SUBSIDY RECEIVABLE

Governmental subsidy receivable consists of the following:

(3)

Current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2008	2007
Income Tax Subsidy-2006 Income Tax Subsidy-2006 for interest imputed Sewage Facilities Improvement Subsidy Monetary grant	$ 1,019,420 159,963 73,212 43,927	$ - - - -
	$ 1,296,522	$ -

(4)

Non-current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2008	2007
Income Tax Subsidy-2006	$ -	$ 954,514
Income Tax Subsidy-2006 for interest imputed	-	72,161
Income Tax Subsidy-2007 Income Tax Subsidy-2007 for interest imputed Income Tax Subsidy-2008	1,250,498 94,538 1,042,801	1,170,879 - -
	$ 2,387,837	$ 2,197,554

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2008	2007
Building and warehouses	$ 4,153,567	$ 3,889,110
Machinery and equipment	4,616,477	4,293,405
Office equipment and furniture	121,708	124,514
Motor vehicles	8,815	8,817
	$ 8,900,567	$ 8,315,846
Less: Accumulated depreciation	(2,330,433)	(1,768,450)
Subtotal	$ 6,570,134	$ 6,547,396
Add: Construction in progress	2,168,870	-
Idle fixed assets	70,921	72,687
Fixed assets to be disposed	7,366	6,897
Total	$ 8,817,291	$ 6,626,980

Depreciation expense charged to operations was $442,381 and $346,918 for the years ended December 31, 2008 and 2007, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 10 — LAND USE RIGHT

The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2008	2007
Land use right	$ 439,271	$ 411,302
Less: Amortization	(23,086)	(13,390)
Land use right, net	$ 416,185	$ 397,912

Amortization expense charged to operations was $8,671 and $7,925 for the years ended December 31, 2008 and 2007, respectively.

NOTE 11 — BANK LOANS

Bank loans consist of the followings as of December 31, 2008:

	Loan Amount	Duration	Annual Interest Rate	Collateral
Financial Institutions
Lanxi Branch of Agriculture Bank of China	$439,271	3/21/2008 – 3/20/2009	9.711%	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	439,271	3/21/2008 – 3/20/2009	9.711%
Lanxi Branch of Agriculture Bank of China	878,542	3/25/2008 – 3/24/2009	9.711%
Lanxi Branch of Agriculture Bank of China	966,396	3/28/2008 – 3/27/2009	9.711%
Lanxi Branch of Agriculture Bank of China	1,317,811	3/28/2008 – 3/27/2009	9.711%
Total	$4,041,291

Interest expense charged to operations for these bank loans was $373,650 for the year ended December 31, 2008.  The above bank loans were subsequently renewed and will be due in March 2010.  The annual interest rate of the renewed bank loans is 6.903%.

Bank loans consist of the followings as of December 31, 2007:

	Loan Amount	Duration	Annual Interest Rate		Overdue Interest Rate	Collateral
Financial Institutions
						The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	$1,342,272	09/28/2005-09/27/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	1,316,168	09/29/2005-09/28/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	274,202	10/22/2005-10/21/2006	9.792%	*	14.688%
Lanxi Branch of Agriculture Bank of China	411,303	09/30/2005-09/29/2006	9.792%	*	14.688%
Lanxi Branch of Agriculture Bank of China	904,866	09/30/2005-09/29/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	889,126	12/2/2005-12/1/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	411,303	12/27/2005-12/26/2006	7.488%	*	14.688%
Lanxi Branch of Agriculture Bank of China	205,650	11/26/2005-11/25/2006	9.792%	*	14.688%
Total	$5,754,890

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 11 — BANK LOANS (Continued)

*The Group was in default on all these bank loans as of December 31, 2007. The Group was also in default on interest payments of $1,021,811 as of December 31, 2007. Because the Group was in default on these loans, the bank charged higher interest rates than the interest rates described in the original loan agreements. The additional interest expenses for the year ended December 31, 2007 was $357,178.  $1,970,906 of the bank loans and all the accrued interest expenses were subsequently paid off in March 2008.

The weighted average interest rate is 14.69% after the loans were overdue. Interest expense charged to operations for these bank loans was $817,596 for the year ended December 31, 2007.

NOTE 12 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2008	2007
Accrued payroll	$ 364,855	$ 129,146
Accrued employee benefits	284,250	361,691
Accrued pension expenses	153,291	90,637
Accrued interest expenses	-	1,021,811
Accrued sales commission	77,376	72,450
Other accrued expenses	401,202	10,658
Other payables	278,485	23,299
	$ 1,559,459	$ 1,709,692

NOTE 13 — TAXES PAYABLE

Taxes payable consist of the followings:

	December 31,	December 31,
	2008	2007

Income taxes payable	$ 4,046,654	$ 3,478,721
Sales-related taxes payable	351,460	275,768
VAT payable	4,292,961	2,298,825
Property taxes payable	113,355	76,164
	$ 8,804,430	$ 6,129,478

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 14 — DEFERRED GOVERNMENTAL SUBSIDIES

Deferred governmental subsidies consist of the following:

(1)

Current Portion

	December 31,	December 31,
Name of Governmental Subsidy	2008	2007

Land subsidy	$ 7,614	$ 7,129
Building subsidy	42,418	39,717
Sewage facilities improvement subsidy	38,802	-
	$ 88,834	$ 46,846

(2)

Non-current Portion

	December 31,	December 31,
Name of Governmental Subsidy	2008	2007

Land subsidy	$ 354,687	$ 339,233
Building subsidy	763,523	754,628
Sewage facilities improvement subsidy	737,243	-
	$ 1,855,453	$ 1,093,861

NOTE 15 — DUE TO RELATED PARTIES

Due to related parties consist of the followings:

	December 31,	December 31,
Name of Related Parties	2008	2007

Harbin Sunshine Linen Textile Co., Ltd.	$ -	$ 1,130,912
Harbin Zhongyi Sunshine Linen Co., Ltd.	56,470	453,267
	$ 56,470	$ 1,584,179

NOTE 16 — LOANS FROM RELATED PARTIES

Loans from related parties consist of the following:

	December 31,	December 31,
Name of Related Parties	2008	2007
Mr. Ren Gao, Majority Owner of the Group	$ -	$ 116,858

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 17 — GOVERNMENTAL SUBSIDY INCOME

Governmental subsidy income consists of the followings:

	For the Year Ended December 31,

Name of Governmental Subsidy	2008	2007
Income tax refund subsidy	$ 1,029,178	$ 1,128,040
Land use right subsidy	7,514	6,868
Building subsidy	41,864	-
Leading enterprise grant	-	132,085
Financial supporting grants	245,669	140,974
	$ 1,324,225	$ 1,407,967

NOTE 18 — RELATED PARTY TRANSACTIONS

	For the Year Ended December 31,
	2008		2007
Transactions	Amount	Percentage of Total Similar Transaction	Amount	Percentage of Total Similar Transaction

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,161,201	18.9%	$7 ,126,297	34.3%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$1,444,461	54.5%	$3,892,253	61.3%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$1,554,289	7.1%	$1,203,176	5.8%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$911,015	34.4%	$1,522,890	24.0%

(c) Processing products for Songyuan Qianan Sunshine Linen Co., Ltd.	$-	-	$96,223	0.5%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 19 — CONCENTRATION

Geographic Areas Information

All of the Group's assets exist mainly in the PRC, and its revenues are substantially derived from its operations therein.

Major Customers

There were five major customers each of which made sales over 5% of the Group’s total sales in 2008 as summarized in the following:

	For the Year Ended December 31,
	2008		2007
Major Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	$ 4,161,201	18.1%	$ 7,126,297	34.3%
Harbin Zhongyi Sunshine Linen Co., Ltd.	1,554,289	6.8%	1,203,176	5.8%
Three / four unrelated customers	16,274,719	70.9%	10,001,926	48.1%

Total	$21,990,209	95.8%	$18,331,399	88.2%

Major Suppliers

The Group has a diversified supplier line. There were two major suppliers from each of which the Group purchased over 5% of the Group’s total purchase, as summarized in the following:

	For the Year Ended December 31,
	2008		2007
Major Suppliers	Purchase	Percentage of Total Revenue	Purchase	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	$1,444,461	54.5%	$3,892,253	61.3%
Harbin Zhongyi Sunshine Linen Co., Ltd.	911,015	34.4%	1,522,890	24.0%

Total	$2,355,476	88.9%	$5,415,143	85.3%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 20 — EARNINGS PER SHARE

	For the Year Ended December 31,

	2008	2007
Net income for basic and diluted earnings per share	$ 3,700,969	$ 3,376,871
Weighted average number of shares	20,100,003	20,100,003
Basic and diluted earnings per share	$ 0.1841	$ 0.1680

The weighted average number of shares and earnings per share for 2007 have been restated for the impact of stock split and share exchange as a result of the Reverse Acquisition.

NOTE 21 — SHAREHOLDERS’ EQUITY

As a result of the Group’s reverse acquisition on July 9, 2008, the Group’s capital structure has been changed.  The number of common stock was 20,100,003 as of December 31, 2008.  The common stock is $40,200 with paid-in capital $2,204,186.  The new capital structure is retrospectively restated in the consolidated balance sheet as of December 31, 2007.

The additional paid-in capital represents the proceeds from issue of shares over par value in the Company and the additional capital contribution from the shareholders of Lanxi Sunrise.  The accumulated losses of the Company before the reverse acquisition transaction were set off against the additional paid-in capital.

NOTE 22 — DIVIDEND DISTRIBUTION

The four founders of Lanxi Sunrise executed a dividend agreement on May 25, 2002, pursuant to which Lanxi Sunrise will distribute dividend to one of the founders, Heilongjiang Lanxi Linen Textile Co., Ltd. ("Heilongjiang Linen") not less than $64,100 (RMB 500,000) annually, payable semiannually in January and June of every year. In 2006, Lanxi Sunrise declared dividend of $64,100 (RMB 500,000), and distributed dividend of $125,800 (RMB 1,000,000). On June 11, 2007, Mr. Ren Gao, majority owner of the Group, purchased Heilongjiang Linen's share of equity interest in Lanxi Sunrise and the original dividend agreement was terminated. Accordingly, Lanxi Sunrise only declared and distributed $33,021 (RMB 250,000) to Heilongjiang Linen.

NOTE 23 — INCOME TAX

The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The Company has incurred operating losses since inception and no provision for income taxes is required.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 23 — INCOME TAX (Continued)

The provision for income taxes consists of the followings:

	For the Year Ended December 31,

	2008	2007
Current Income Tax	$ 1,184,172	$ 1,423,708
Deferred Income Tax	22,742	182,735
Income Tax	$ 1,206,914	$ 1,606,443

The components of net deferred tax assets are as follows:

	For the Year Ended December 31,

	2008	2007
Deferred tax assets:
Accrued Pension	$ 38,326	$ 22,659
Accrued Expenses	68,276	-
Bad Debt Allowance	182,891	163,820
Fixed assets provision	33,009	30,908
Deferred Subsidy Income	218,397	23,313
Other	-	36,295
Gross deferred tax assets	$ 540,899	$ 276,995
Valuation allowance	-	-
Total deferred tax assets	$ 540,899	$ 276,995
Deferred tax liabilities:
Subsidy Receivable	$ (921,089)	$ (549,389)
Other	-	(62,015)
Total deferred tax liabilities	$ (921,089)	$ (611,404)
Net deferred tax liabilities	$ (380,190)	$ (334,409)

Reported as:
Current deferred tax assets	$ 299,193	$ 222,774
Current deferred tax liabilities	(324,130)	(62,015)
Non-current deferred tax assets	241,706	54,221
Non-current deferred tax liabilities	(596,959)	(549,389)
Net deferred taxes	$ (380,190)	$ (334,409)

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 23 — INCOME TAX (Continued)

The effective tax rate differed from the statutory income tax rate is as follows:

	For the Year Ended December 31,

	2008	2007
China statutory income tax rate	25%	33%
Effect of:
Non-deductible fine and penalties	0.08%	0.20%
Change in income tax rate and others	(0.49%)	(0.96%)
Effective Tax Rate	24.59%	32.24%

Effective at the beginning of the year 2007, the Group adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109.” FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including 50% likely of being realized upon ultimate settlement. Management does not anticipate any potential future adjustments would result in a material change to its financial tax position. As a result, there is no unrecognized tax benefit.

NOTE 24 — ASSET RETIREMENT OBLIGATIONS

The Group operates within the requirements of numerous regulations at the local, province, and national levels regarding issues such as the handling and disposal of hazardous chemicals, wastewater treatment and effluent and emissions limitations among others. From a practical standpoint, certain environmental contamination cannot be reasonably determined until a facility or asset is retired or an event occurs that otherwise requires the facility to be tested and monitored. In the absence of such requirements to test for environmental contamination prior to an asset or facility retirement, the Group has concluded that it cannot reasonably estimate the cost associated with such environmental-related asset retirement obligations (“ARO”).

In addition, the Group anticipates operating its manufacturing facilities indefinitely into the future thereby rendering the potential range of settlement dates as indeterminate. Therefore, the Group has not recorded any AROs to recognize legal obligations associated with the retirement of tangible long-lived assets, as contemplated by the Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No.143” (“FIN 47”).

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 25 — COMMITMENTS AND CONTINGENCIES

PRC’s Political and Economic System

The Group faces a number of risks and challenges not typically associated with companies in North America and Western Europe, since its assets exist mainly in the PRC, and its revenues are derived from its operations therein. The PRC is a developing country with an early stage market economic system, overshadowed by the state. Its political and economic systems are very different from the more developed countries and are in a state of change. The PRC also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationships with other countries, including the United States. Such shocks, instabilities and crises may in turn significantly and negatively affect the Group’s performance.

Environmental

In the ordinary course of its business, the Group is subject to numerous environmental laws and regulations covering compliance matters or imposing liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances. Currently, the Group's environmental compliance costs principally include the routine inspection fees paid to the local environmental department. These amounts are immaterial to the Group's operating costs. However, future extension of its production line or changes in the environmental laws and regulations may significantly increase its environmental compliance costs and therefore have a material adverse effect on the Group’s financial position and results of operations. Also, any failure by the Group to adequately comply with such laws and regulations could subject the Group to significant future liabilities.

Governmental Control of Currency Conversion

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group receives most of its revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict the Group’s ability to remit sufficient foreign currency to satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currency to satisfy its currency demands, the Group may not be able to pay certain of its expenses as they come due.

Operating Lease

The Group leased certain production equipment from an unrelated third party for its production line of yarn forming. The fair value of these equipment is approximately $1,631,000 (RMB 11,140,000). The annual rent is $164,814 (RMB 1,125,600), payable quarterly, and is included in costs of goods sold. The lease agreement is renewal on an annual base. The leased equipments are essential to production. The ability to renew the lease will significantly affect the Group's performance.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 25 — COMMITMENTS AND CONTINGENCIES (Continued)

Capital Commitment

Contractual commitments for capital expenditure were $1,386,000 (RMB 9,465,000) relating to the construction of sewage facilities and acquisition of equipment.

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

BY:  _/s/ Gao Ren______________________

         GAO REN,  PRESIDENT

DATE: July 14, 2009