Form 20-F/A
period 2008-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2009-07-30
CIK 1336655

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

5

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.  KEY INFORMATION

6

ITEM 4.  INFORMATION ON THE COMPANY

13

ITEM 4A.  UNRESOLVED STAFF COMMENTS

17

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

20

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

23

ITEM 8.  FINANCIAL INFORMATION

25

ITEM 9.  THE OFFER AND LISTING

26

ITEM 10.  ADDITIONAL INFORMATION

26

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

34

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

35

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

35

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  35

ITEM 15.   CONTROLS AND PROCEDURES.

35

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

36

ITEM 16B.   CODE OF ETHICS.

36

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

36

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

36

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

37

ITEM 17.  FINANCIAL STATEMENTS

37

ITEM 18.  FINANCIAL STATEMENTS

69

ITEM 19.  EXHIBITS

69

EXPLANATORY NOTE

China Linen Textile Industry, Ltd., a corporation incorporated under the laws of the Cayman Islands B.W.I., (hereinafter referred to as “we,” “us,” “our,” or the “Company”)  is filing this Amendment No. 1 on Form 20-F/A (this "Amendment") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, which was filed with the Securities and Exchange Commission on July 14, 2009 (the "Original Filing") to amend the information contained in Item 15 of the Original Filing and update the Audit Report contained in the Original Filing.

Except as described above, no other changes have been made to the Original Filing, and this Amendment No. 1 on Form 20-F/A does not amend, update or change any other information in the financial statements or any other items or disclosures in the Original Filing. This Amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures, including any exhibits to the Original Filing affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the Original Filing.  Accordingly, this Amendment No. 1 on Form 20-F/A should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including any amendments to those filings.

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

B. Capitalization and Indebtedness

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as of December 31, 2008, showing the company’s capitalization as of that date:

Liabilities
Guaranteed	0
Secured	4,041,291
Unsecured	16,579,829
Total	20,621,120
Shareholders’ Equity
Common Stock, par value $0.002; 500,000,000 shares
authorized, 20,100,003 shares issued and outstanding	40,200
Additional paid-in capital	2,204,186
Statutory Reserves	1,019,595
Retained earnings	10,747,649
Accumulated Other Comprehensive Income	1,591,510
Total Stockholders’ Equity	15,603,140
Total Liabilities and Stockholders’ Equity	36,224,260

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

D. Trend Information

Not applicable

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2008:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	4,041,291
Capital (Finance) Lease Obligations
Operating Lease Obligations	164,814
Purchase Obligations	1,289,000	97,000
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements
Total	5,495,105	97,000

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

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Gao Ren (1) Building F, Hualige, Junyue Apartment, Hongxiang Road, Nangang District, Harbin City PRC	8,188,889	40.74%
Ma Yongfeng (1) Room 302, Unit 1, Building 3, Dongshi Road, Tonghe Street, Xinhe Community, Lanxi, Heilongjiang, PRC	-	-
Teng Yunhai (1) Room 502, Unit 3, Building 3, Dongshi Road, Tonghe Street, Xinhe, Lanxi County, Heilongjiang Province, PRC	3,189	0.02%
Li Songyun (1) No 21-2, Leyuan Street, Dongli District, Harbin City PRC	143,858	0.72%
Huang Xiaofang (1) Room 701, Unit 4, Building 31, Hongqixiaoqu, Daowai District, Harbin City, PRC	644	0.003%
Zhao Chunfu (1) Wufangchang, Xinlong, Laocheng Kaifaqu, Laocheng Town, Chengmai County, Hainan Province	502,500	2.5
All Directors and Officers as a Group (6 in Number)	8,839,080	43.98%

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean the company's controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC's rules and forms and that information required to be disclosed is accumulated and communicated to principal executive and principal financial officers to allow timely decisions regarding disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified.  Our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Internal Control Over Financial Reporting

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 20-F. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 20-F.

There was no change in the Company's internal control over financial reporting during the period covered by this annual report, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Audited Consolidated financial statements of China Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2008 and 2007.

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

   CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	40

Financial Statements
Consolidated Balance Sheets	41-42
Consolidated Statements of Operations	43
Consolidated Statements of Changes in Shareholders’ Equity	44
Consolidated Statements of Cash Flows	45
Notes to Consolidated Financial Statements	46-68

1

UHY VOCATION HK CPA LIMITED
Chartered Accountants
Certified Public Accountants

天職香港會計師
事務所有限公司
香港灣仔告士打道五十號
馬來西亞大廈三字樓
電話：二三三二零六六一
傳真：二三三二零三零四
傳真：二三八八二零八六

Managing Directors :

DAVID T. K. NG 吳梓堅會計師 BTH, MCOM, CA(AUST.), ACA, FCCA, FAIA, FCPA, FCIS, FHKIoD, MSCA, CIA, FTIHK, HKRFP, JP(NSW)

S. T. YUEN 原樹堂會計師 MBA, ACA, FCCA, ACIS, CPA, FHKIoD, FTIHK, MIIA, HKRFP

Pang Hon Chung 彭漢中會計師 MBA, DipMS, FCCA, CGA, ACA, CPA(Practising)

3/F., Malaysia Building,
50 Gloucester Road, Wanchai,
HONG KONG.
Tel : (852) 2332 0661(18 lines)
Fax : (852) 2332 0304, 2388 2086
E-mail : cpa@uhy-hk.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
China Linen Textile Industry, Ltd.

We have audited the accompanying consolidated balance sheet of China Linen Textile Industry, Ltd. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of China Linen Textile Industry, Ltd. and its wholly owned subsidiary, Heilongjiang Lanxi Linen Textile Industry Co., Ltd. as of December 31, 2007 were audited by other auditors whose reports dated May 20, 2008 and May 8, 2009 respectively, expressed an unqualified opinion on those statements.

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

UHY Vocation HK

Hong Kong

27 June 2009

ACPA 北京・上海・深圳・長沙・合肥・成都・昆明
An independent member firm of UHY International
1

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

DATE: July 28, 2009