Form 20-F/A
period 2008-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2010-04-14
CIK 1336655

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

18

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

18

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

25

ITEM 8.  FINANCIAL INFORMATION

28

ITEM 9.  THE OFFER AND LISTING

28

ITEM 10.  ADDITIONAL INFORMATION

29

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

37

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

37

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

37

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  37

ITEM 15.   CONTROLS AND PROCEDURES.

37

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

39

ITEM 16B.   CODE OF ETHICS.

39

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

39

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

39

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

40

ITEM 17.  FINANCIAL STATEMENTS

40

ITEM 18.  FINANCIAL STATEMENTS

112

ITEM 19.  EXHIBITS

112

EXPLANATORY NOTE

China Linen Textile Industry, Ltd., a corporation incorporated under the laws of the Cayman Islands B.W.I., (hereinafter referred to as “we,” “us,” “our,” or the “Company”)  is filing this Amendment No. 1 on Form 20-F/A (this "Amendment") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, which was filed with the Securities and Exchange Commission on July 14, 2009 (the "Original Filing") to amend certain information contained in Items 3,5, 15,16C and 17 of the Original Filing.  The changes in Item 17 include updating the Audit Report contained in the Original Filing with respect to the audited financial statements of the Company for the fiscal years ended December 31, 2008 and 2007, and to make certain revisions to the Balance Sheet and the Consolidated Statement of Changes in Stockholders Equity.  In addition, audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Co, Ltd., for the fiscal years ended December 31, 2007 and 2006 have been filed with this amended report on Form 20-F/A.

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

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2004	2005	2006	2007	2008
Revenues	8,369,730	13,166,620	14,518,393	20,782,804	22,945,122
Income from Operations	549,490	982,345	3,535,282	4,354,780	3,955,381
Net Income	363,659	834,191	2,713,090	3,376,871	3,700,969
Total Assets	15,357,348	17,515,492	26,389,323	31,482, 203	36,224,260
Total Current Liabilities	12,966,877	14,035,888	18,902,671	18,740,892	18,168,708
Net Current Assets	2,390,471	3,479,603	612,248	3,464,644	6,192,533
Stockholders’ Equity	2,390,471	3,479,603	6,939,639	11,098,061	15,603,140
Net Income Per Share	(1)	(1)	(1)	0.1680	0.1841
Number of Shares Outstanding	(1)	(1)	(1)	20,100,033	20,100,003
Diluted Net Income Per Share	(2)	(2)	(2)	0,1680	0.1841

(1) The financial data for 2004 through 2006 was derived from the results of operation for Lanxi Sunrise which is a limited liability company.  As a result, the information on net income per share, number of shares outstanding and diluted net income per share is not applicable.

(2) The Company did not have any dilutive potential shares or issue any share options.  As a result, the diluted net income for 2007 and 2008 is the same as the net income per share.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

A. Operating Results

Fiscal Years Ended December 31, 2008, and 2007 and 2006

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2008, and 2007 and 2006 and provides information regarding the dollar and percentage increase or (decrease) from the 2007 fiscal period to the 2008 fiscal period:

	Year Ended December 31			2008 vs 2007		2007 vs 2006
Item	2008	2007	2006	Increase / (Decrease)	% Increase / (% Decrease)	Increase / (Decrease)	% Increase / (% Decrease)

Revenue	22,945,122	20,782,804	14,518,393	2,162,318	10.40%	6,264,411	43.15%
Cost of Goods Sold	17,648,852	15,075,310	9,779,872	2,573,542	17.07%	5,295,438	54.15%
Gross Profit	5,296,270	5,707,494	4,738,521	(411,224)	-7.20%	968,973	20.45%
Operating Expenses	1,340,889	1,352,714	1,203,239	(11,825)	-0.88%	149,475	12.42%
Other Income	952,502	628,534	465,574	323,968	51.54%	162,960	35.00%
Provision for Taxes	1,206,914	1,606,443	1,287,766	(399,529)	-24.87%	318,677	24.75%
Net Income	3,700,969	3,376,871	2,713,090	324,098	9.60%	663,781	24.47%
Gross Profit %	23.08%	27.46%	32.64%	-4.38%	N/A	-5.18%	N/A

Revenue

Our revenue increased from $20,782,804 for the fiscal year ended December 31, 2007, to $22,945,122 for the fiscal year ended December 31, 2008, an increase of $2,162,318, or approximately 10.40%.  The increase in revenue was primarily attributable to appreciation of Chinese Renminbi (RMB) against the US dollar which was increased from an average of 7.5709 RMB : $1 in 2007 to 6.9199 RMB to $1 in 2008.  The revenue in terms of Renminbi was only increased by 1% in 2008 which was attributable to a 6% increase in sales volume.  The increase in sales volume outweighed the effect of a general decrease in linen product prices during the year.  Due to the global economic downturn, the sales volume of the Company predominantly decreased in the second half of the year.  The revenue increased significantly from 2006 to 2007 which was a combined effect of increased sales volume and appreciation of RMB against US dollar.  The exchange rate of RMB to US dollar was increased from an average of 7.9491 in 2006 to 7.5709 in 2007.

Cost of Goods Sold

Cost of goods sold increased from $15,075,310 for the fiscal year ended December 31, 2007, to $17,648,852 for the fiscal year ended December 31, 2008, an increase of $2,573,542 or approximately 17.07%.  The increase in cost of goods sold was mainly attributable to an increase in sales volume and appreciation of RMB against US dollar during the year.  The cost of goods sold also significantly increased from 2006 to 2007 which was in line with the revenue increase.

Gross Profit

Gross profit decreased from $5,707,494 for the fiscal year ended December 31, 2007, to $5,296,270 for the fiscal year ended December 31, 2008, a decrease of $411,224, or approximately 7.20%.  The decrease in gross profit was mainly attributable to decreases in the selling prices of linen products during the year. Gross profit for the fiscal year ended December 31, 2008, was approximately 23.08% of revenues as compared to gross profit of approximately 27.46% of revenue for the fiscal year ended December 31, 2007.

Operating Expenses

Operating expenses decreased by $11,825, or approximately 0.88%, in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007.  The net decrease in operating expenses was attributable to a decrease of $99,751, or approximately 9.52% in general and administrative expenses which offset an increase of $87,926, or approximately 28.78% in selling expenses.  The increase in selling expenses was primarily attributable to an increase in transportation expenses during the year.  The operating expenses increased by $149,475 in the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31, 2006.  Such increase was mainly due to the increase of $403,373 in general and administrative expenses which offset the decrease of $253,898 in selling expenses.  The significant increase in general and administrative expenses was due to the provision of bad debts in the amount of $426,369 in 2007.

Other Income

Other income increased significantly from $628,534 for the fiscal year ended December 31, 2007 to $952,502 for the fiscal year ended December 31, 2008, an increase of $323,968, or approximately 51.54%.  Other income consists of subsidy income and interest income offset by interest expense.  The increase in other income from 2007 to 2008 is primarily attributable to improvements in both interest income and expense.  Interest income increased from $74,447 in 2007 to $175,299 in 2008, and interest expense decreased from $817,596 in 2007 to $540,203 in 2008.  The improvements in interest income and expense were partially offset by a decrease of $83,742, or approximately 5.95% in subsidy income.  Other income increased by $162,960 in 2007 which was mainly due to an increase in the amount of more governmental subsidy income recognized for the year.

Provision For Taxes

Provision for taxes decreased from $1,606,443 for the fiscal year ended December 31, 2007, to $1,206,914 for the fiscal year ended December 31, 2008, a decrease of $399,529, or approximately 24.87%.  The decrease in provision for taxes is primarily attributable to the fact that for the fiscal year starting January 1, 2008, the enterprise income tax rate in the PRC was adjusted to 25% from the previous 33%.  The taxes were provided at a rate of 33% in 2006 and 2007.  The provision in 2007 increased by $318,677, or approximately 24.75% as a result of an increase in net income for the year.

Net Income

Net income was $3,700,969 in 2008 as compared to $3,376,871 in 2007, an increase of $324,098, or approximately 9.6%.  The increase in net income is primarily attributable to the increase in other income and decrease in taxes, while operating expenses remained substantially unchanged.

Net income increased by $663,781 or approximately 24.47% in 2007 primarily as a result of higher operating income earned in the year.  The gross profit has increased by $968,973 in 2007, or approximately 20.45%.

Critical Accounting Policies

1.

In the application of the Group’s accounting policies, which are described in the notes of the audited financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a)

Impairment of property, plant and equipment

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets.  Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable.  If any such indication exists, the recoverable amount is estimated.  The recoverable amount of an asset is the greater of its net selling price and value-in-use.  In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs.  The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(b)

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.  The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period.  The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes.  The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date.  The estimates are based on the ageing of the accounts receivable and other receivables balances, customer credit-worthiness and the historical write-off experience, net of recoveries.  If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(d)

Allowance for inventories

The Group makes allowance for inventories based on assessment of the net realizable value of inventories.  These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature.  In addition, these estimates could change significantly as a result of change in customer preference and competitor actions in response to serve industry cycles. Allowance is applied to inventories where events or changes in circumstances indicate that the net realizable value is lower than the cost of inventories.  The identification of obsolete inventories required the use of judgment and estimates on the conditions and usefulness of the inventories.

(e)

Sensitivity analysis

The functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).

The following table indicates the approximate change in the Group’s net income and retained profits that would arise if foreign exchange rate of RMB to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant.

	2008		2007
	Increase / decrease in foreign exchange rate	Effect on net income USD’000	Increase / decrease in foreign exchange rate	Effect on net income USD’000
RMB	1%	37	1%	34

B. Liquidity and Capital Resources

The significant changes in operating, investing and financing activities can be explained by the trend of individual items on the cash flow statement of China Linen.  The change in operating cash flow in 2007 was mainly due to the significant increase of account receivables during the year, which is consistent with our sales growth in 2007.  Accounts receivables was decreased in 2008.

The variance in investing activities was the result of an increase in capital expenditures in 2008 as a result of construction of the sewage facilities of at a cost of approximately RMB 14.8 million (approximately USD $2,163,000).

The significant net cash outflows from financing activities were due to the repayment of all overdue bank loans as of December 31, 2007.

As disclosed in Note 25 of our financial statements, as of December 31, 2008, the Company has capital expenditure commitment of USD $1,386,000 in relation to construction of sewage facilities and acquisition of equipment.  The Company plans to use internal cash flow to fund this commitment.  As of December 31, 2008, the Company has no plans or signed contracts for capital expenditures in 2009.

As of December 31, 2007, the Company had outstanding bank loans in the amount of $5,754,890, all of which were in default. On December 20, 2007, the Company reached an oral agreement with the bank that the loans could be in default and that payment could be deferred.  Although the Company had funds available to make required payments on the loans, as a result of this oral agreement the Company delayed making necessary payments.  As a result of the delay in payment, the interest rate of the loans was increased and the Company’s interest expense for 2007 was also increased.  In March, 2008, all defaults were cured or repaid.  The Company relies on income from operations as a source of liquidity to pay for current operations, and Management does not believe the loan defaults will have an effect on the ability of the Company to obtain future bank loans.

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

D. Trend Information

Company management is not aware of any known trends, uncertainties, demands, commitments or events which it believes are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.  Management believes that production costs will decline in 2009 as a result of a decrease in the cost of raw materials. The Company plans to increase its production capacity for certain unique products it owns. In conjunction with the increase in production capacity, management expects total sales and sales prices to increase in 2009, as compared to 2008.  As a result, gross margins and net margins are both also expected to increase in 2009 as compared to 2008.

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

Executive Compensation

During the fiscal year ended December 31, 2008, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	CEO and Director	$150,000
Ma Yongfeng	General Manager	$60,000
Teng Yunhai	Vice President and Director	$60,000
Chao Chunfu	Secretary and Director	$60,000
Li Songyun	Chief Marketing Officer	$60,000
Huang Xiaofang	Chief Financial Officer	$60,000

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

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified. However, our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives as evidenced by the fact that we failed to provide all required periods of financial statements in our initial report on Form 20-F for the fiscal year ended December 31, 2008.

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

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2008, the Company had a material weakness in its internal control over financial reporting.  To remediate the weakness, our management, under the direction of the Chief Executive Officer and Chief Financial Officer, intends to continue to review and make changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting and our disclosure controls and procedures.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

UHY Vocation HK CPA Limited (“UHY”) was the Company’s principal accountant for the fiscal years ended December 31, 2008 and 2007.  The aggregate fees billed by UHY for audit of the Company's annual financial statements were $71,000 for the fiscal year ended December 31, 2008 and $92,500 for the fiscal year ended December 31, 2007.

Audit Related Fees

UHY did not bill the Company any amounts for assurance and related services that were related to its audit or review of the Company’s financial statements during the fiscal years ended 2008 and 2007.

Tax Fees

UHY did not bill the Company any amounts for tax compliance, advice and planning for the fiscal years ended December 31, 2008 and 2007.

All Other Fees

UHY did not bill the Company any amounts for other products and services during the fiscal years ended December 31, 2008 and 2007.  However, during the fiscal year ended December 31, 2009, UHY billed the Company a total of $10,000 for services.

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

Audited Consolidated financial statements of China Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2008 and 2007.

b.   Audited financial statements of Heilongjiang Lanxi Sunrise Textile Co, Ltd., for the fiscal years ended December 31, 2007 and 2006.

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

   CHINA LINEN TEXTILE INDUSTRY, LTD.

Page
Report of Independent Registered Public Accounting Firm	43

Financial Statements
Consolidated Balance Sheets	44-45
Consolidated Statements of Operations	46
Consolidated Statements of Changes in Shareholders’ Equity	47
Consolidated Statements of Cash Flows	48
Notes to Consolidated Financial Statements	49-71

UHY VOCATION HK CPA LIMITED
Chartered Accountants
Certified Public Accountants

天職香港會計師事務所有限公司

Managing Directors :
DAVID T. K. NG
S. T. YUEN
Pang Hon Chung

3/F., Malaysia Building,
50 Gloucester Road, Wanchai,
HONG KONG.
Tel : (852) 2332 0661 (23 lines)
Fax : (852) 2332 0904, 2988 2086
E-mail : cpa@uhy-hk.com
Website : www.uhy-hk.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
China Linen Textile Industry, Ltd.

We have audited the accompanying consolidated balance sheets of China Linen Textile Industry, Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Linen Textile Industry, Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

UHY Vocation HK

Hong Kong

12 April 2010

ACPA
An independent member firm of UHY

1

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007
ASSETS
Current Assets
Cash	$10,674	$144,985
Bank checks and commercial paper	1,566,733	370,654
Accounts receivable, net	9,374,255	10,962,247
Inventory	8,335,042	9,328,163
Prepaid expenses	1,666,980	1,036,098
Other receivables	275,888	117,648
Due from related parties	1,535,954	22,967
Governmental subsidy receivable	1,296,522	-
Deferred tax assets	299,193	222,774
Total current assets	$24,361,241	$22,205,536
Property, Plant and Equipment, net	8,817,291	6,626,980
Land Use Right, net	416,185	397,912
Governmental Subsidy Receivable, non-current	2,387,837	2,197,554
Deferred Tax Assets, non-current	241,706	54,221
Total assets	$36,224,260	$31,482,203
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	$4,041,291	$5,754,890
Accounts payable	2,709,566	2,724,846
Accrued expenses and other payables	1,559,459	1,748,892,
Taxes payable	8,804,430	6,129,478
Deferred revenue	289,527	255,539
Deferred governmental subsidy	88,834	46,846
Loans from local government	295,001	317,349
Due to related parties	56,470	1,584,179
Loans from related parties	-	116,858
Deferred tax liabilities	324,130	62,015
Total current liabilities	$18,168,708	$18,740,892
Deferred Governmental Subsidy, non-current	1,855,453	1,093,861
Deferred Tax Liabilities, non-current	596,959	549,389
Total liabilities	$20,621,120	$20,384,142
COMMITMENTS AND CONTINGENCIES
Shareholders' Equity
Common stock
Authorized: 500,000,000 ordinary voting shares with
par value of $0.002 each
Issued and outstanding: 20,100,003 ordinary voting shares	$40,200	$1,000
Additional paid-in capital	2,204,186	2,204,186

Statutory Reserves	1,019,595	630,573
Retained earnings	10,747,649	7,435,702
Accumulated other comprehensive income	1,591,510	826,600

Total stockholders' equity	$15,603,140	$11,137,261
Total liabilities and stockholders' equity	$36,224,260	$11,098,061

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	Common Stock	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balances at December 31, 2006	$1,000	$2,204,186	$ 427,005	$4,295,420	$ 183,523	$7,111,334
Net income	-	-	-	3,376,871	-	3,376,871
Appropriation to statutory reserves	-	-	203,568	(203,568)	-	-
Dividend distribution	-	-	-	(33,021)	-	(33,021)
Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	643,077	643,077

Balances at December 31, 2007	$1,000	$2,204,186	$ 630,573	$7,435,702	$ 826,600	$11,098,061
Net income	-	-	-	3,700,969	-	3,700,969
Appropriation to statutory reserves	-	-	389,022	(389,022)	-	-
Reverse merger recapitalization Shares effectively issued to former shareholders Other comprehensive income	36,926 2,274	- -	- -	- -	- -	36,926 2,274
effects of foreign currency
conversion	-	-	-	-	764,910	764,910
Balances at December 31, 2008	$ 40,200	$2,204,186	$1,019,595	$10,747,649	$ 1,591,510	$15,603,140

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

The Company owned the two subsidiaries since its reverse acquisition on July 9, 2008. For financial reporting purposes, the reverse merger has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of Bright become the historical financial statements of the Company, with no adjustment to the carrying value of assets and liabilities.  The financial statements have been prepared as if the reverse merger transaction had occurred retroactively at the beginning of the periods presented.  Share and per share amounts reflect the effects of the recapitalization and reverse stock split for all periods presented.  In addition, the presentation for all periods includes equity transactions of Bright as adjusted for the effects of the recapitalization and reverse stock split.

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

Recent Accounting Pronouncements (Continued)

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

NOTE 12 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2008	2007
Accrued payroll	$ 364,855	$ 129,146
Accrued employee benefits	284,250	361,691
Accrued pension expenses	153,291	90,637
Accrued interest expenses	-	1,021,811
Accrued sales commission	77,376	72,450
Other accrued expenses	401,202	10,658
Other payables	278,485	62,499
	$ 1,559,459	$ 1,748,892

NOTE 13 — TAXES PAYABLE

Taxes payable consist of the followings:

	December 31,	December 31,
	2008	2007

Income taxes payable	$ 4,046,654	$ 3,478,721
Sales-related taxes payable	351,460	275,768
VAT payable	4,292,961	2,298,825
Property taxes payable	113,355	76,164
	$ 8,804,430	$ 6,129,478

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

The income tax on consolidated statements of operation represented the provision of income taxes for the operating subsidiary, Lanxi Sunrise only.  No provision for the Company and Bright has been made as both companies have no operation nor assessable profits for the year ended December 31, 2008.

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2007 and 2006

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

Page

Report of Independent Registered Public Accounting Firm

74

Financial Statements

Balance Sheets

75

Statements of Operations

76

Statements of Changes in Shareholders’ Equity

77

Statements of Cash Flows

78

Notes to Financial Statements

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.

We have audited the accompanying balance sheets of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibilities of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

UHY LLP

New York, New York
May 8, 2009

UHY LLP is an independent member of UHY International Limited

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

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

Major Suppliers

The Company has a diversified supplier line.  There were two major suppliers from each of which the Company purchased over 5% of the Company’s total purchase, as summarized in the following:

	For the Year Ended December 31,
	2007		2006
		Percentage of		Percentage of
Major Supplier	Purchase	Total Purchase	Purchase	Total Purchase

Harbin Sunshine Linen Textile Co., Ltd	$3,892,253	61.3%	$ 4,828,142	83.9%
Harbin Zhongyi Sunshine Linen Co., Ltd	1,552,890	24.0%	-	-
Total	$5,415,143	85.3%	$ 4,828,142	83.9%

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

HEILONGJIANG LANXI SUNRISE LINEN

TEXTILE INDUSTRY CO., LTD.

NOTES TO FINANCIAL STATEMENTS

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

DATE: April 14, 2010