Form 20-F/A
period 2008-07-09
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2010-04-27
CIK 1336655

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

24

ITEM 9.  THE OFFER AND LISTING

25

ITEM 10.  ADDITIONAL INFORMATION

25

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

33

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

33

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

33

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  34

ITEM 15.   CONTROLS AND PROCEDURES.

34

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

34

ITEM 16B.   CODE OF ETHICS.

34

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

34

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

34

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.  34

ITEM 18.  FINANCIAL STATEMENTS

96

ITEM 19.  EXHIBITS

96

EXPLANATORY NOTE

We are filing this Form 20-F/A Shell Company Report Pursuant to Section 13 of the Securities Exchange Act of 1934, to amend the Report on Form 20-F/A, dated July 9, 2008 and filed on July 14, 2009 (the “First Amended Filing”), to include audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”), as of December 31, 2006 and  2005, and the related statements of operations, stockholders’ equity and cash flows for the year then ended which were not included in the First Amended Filing, , and to include revised Consolidated Financial Statements of China Linen Textile Industry, Ltd. as of the fiscal year ended December 31, 2007.

In this report on Form 20-F/A, the disclosures in Item 3A, under the heading Selected Financial Data,  Item 3B under the heading Capitalization and Indebtedness, and the disclosures under Item 5A, under the heading Operating Results have been updated to include information from the audited financial statements of Lanxi Sunrise for the fiscal year ended December 31, 2005.  Except as specifically noted above, this report on Form 20-F/A does not amend or modify other items or disclosures in the Original Filing, and does not purport to provide a general update or discussion of any other developments subsequent to the Original Filing.

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

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

On May 30, 2008, the Company announced that it had changed its fiscal year end from March 31 to December 31, consistent with the fiscal year end employed by Lanxi Sunrise prior to the Reverse Acquisition. Selected financial data for the Company for the twelve month periods ended December 31, 2005, 2006 and 2007, below, is derived from the audited financial statements of Lanxi Sunrise, while the selected financial data for the twelve-month periods ended December 31, 2004 and 2003 below, is derived from unaudited financial statements of Lanxi Sunrise for the specified periods.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2003	2004	2005	2006	2007
Revenues	6,942,658	8,369,730	12,863,924	14,518,393	20,782,804
Income from Operations	165,724	549,490	1,333,674	3,535,282	4,458,455

Net Income	111,035	363,659	199,076	2,713,090	3,475,911
Total Assets	9,847,611	15,357,348	18,287,159	26,389,323	31,331,222
Total Current Liabilities	7,825,606	12,966,877	14,187,187	18,902,671	18,692,900
Net Assets	2,022,005	2,390,471	4,099,972	6,939,639	10,995,072
Total Equity	2,022,005	2,390,471	4,099,972	6,939,639	10,995,072

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

B. Capitalization and Indebtedness

Below is a statement (which contains the data sourced from the Consolidated Financial Statement of China Linen Textile Industry, Ltd. ended December 31, 2007) of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as December 31, 2007, showing the company’s capitalization on a pro forma basis as if the Reverse Acquisition had been completed as of that date:

Indebtedness
Guaranteed	0
Unguaranteed and unsecured	14,629,252
Secured	5,754,890
Total	20,384,142
Shareholders’ Equity
Common Stock
1,000

Additional paid-in capital	2,204,186
Statutory Reserves	630,573
Retained earnings (loss)	7,435,702
Accumulated Other Comprehensive Income	826,600
Total Liabilities and Shareholders' equity	31,482,203

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

A. Operating Results

Fiscal Years Ended December 31, 2007, 2006 and 2005

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2007, 2006 and 2005, and provides information regarding the dollar and percentage increase or (decrease) from the 2005 fiscal period to the 2006 fiscal period, and from the 2006 fiscal period to the 2007 fiscal period:

	Year Ended December 31			2007 vs 2006		2006 vs 2005
Item	2007	2006	2005	Increase / (Decrease)	% Increase / (% Decrease)	Increase / (Decrease)	% Increase / (% Decrease)

Revenue	20,782,804	14,518,393	12,863,924	6,264,411	43.15%	1,654,469	12.86%
Cost of Goods Sold	15,075,310	9,779,872	10,575,231	5,295,438	54.15%	-795,566	-7.5%
Gross Profit	5,707,494	4,738,521	2,288,693	968,973	20.45%	2, 449,828	107.04%
Operating Expenses	1,352,714	1,203,239	955,019	149,475	12.42%	248,220	26%
Other Income	628,534	465,574	-95,553	162,960	35.00%	561,127	587.24%
Provision for Taxes	1,606,443	1,287,766	1,039,045	318,677	24.75%	248,721	23.93%
Net Income	3,376,871	2,713,090	199,076	663,781	24.47%	2,514,014	1,262.84%
Gross Profit %	27.46%	32.64%	17.79%	-5.18%	N/A

Revenue

Our revenue increased from $14,518,393 for the fiscal year ended December 31, 2006, to $20,782,804 for the fiscal year ended December 31, 2007, an increase of $6,264,411, or approximately 43.15%. Our revenue increased from $12,863,924 for the fiscal year ended December 31, 2005, to $14,518,393 for the fiscal year ended December 31, 2006, an increase of $1,654,469, or approximately 12.86%.  The increases in revenue both in 2006 and 2007 were primarily attributable to technological upgrades to have improved product quality and increased marketing efforts including participation in both domestic and foreign exhibitions and direct contacts with clients in an effort to expand sales to them and thereby increase market share.

Cost of Goods Sold

Cost of goods sold increased from $9,779,872 for the fiscal year ended December 31, 2006, to $15,075,310 for the fiscal year ended December 31, 2007, an increase of $5,295,438, or approximately 54.15%.   The increase in cost of goods sold was primarily the result of the Company’s increased sales in the fiscal year ended December 31, 2007 and relates to purchases of the additional raw materials required for purposes of increasing production.  On a percentage basis, cost of goods sold increased significantly more than revenues. Cost of goods sold decreased from $10,575,231 for the fiscal year ended December 31, 2005, to $9,779,872 for the fiscal year ended December 31, 2006, a decrease of $795,566, or approximately -7.5%.

Gross Profit

Gross profit increased from $4,738,521 for the fiscal year ended December 31, 2006, to $5,707,494 for the fiscal year ended December 31, 2007, an increase of $968,973, or approximately 20.45%.  Gross profit increased from $2,288,693 for the fiscal year ended December 31, 2005, to $4,738,521 for the fiscal year ended December 31, 2006, an increase of $2,449,828 or approximately 107.04%.  The increases in gross profit were primarily attributable to the increases in revenue.  Gross profit for the fiscal year ended December 31, 2007, was approximately 27.46% of revenue, for the fiscal year ended December 31, 2006, approximately 32.64% and for the fiscal year ended December 31, 2005, approximately 17.8%.

Operating Expenses

Operating expenses increased from $1,203,239 for the fiscal year ended December 31, 2006, to $1,352,714 ,for the fiscal year ended December 31, 2007, an increase of $149,475, or approximately 12.42%. Operating expenses increased from $955,019 for the fiscal year ended December 31, 2005, to $1,203,239 ,for the fiscal year ended December 31, 2006, an increase of $248,220, or approximately 26%.  The increases in operating expenses were mainly attributable to significant increases in general and administrative expenses, partially offset by significant decreases in sales and marketing expenses in 2006 and 2007. Especially in 2007, the decrease in sales and marketing expenses was primarily a result of a decrease in transportation expenses related to the agreement by certain clients to pay such costs, and a decrease in sales commissions as a result of certain clients purchasing goods directly from the company rather than through agents.

Other Income

Other income increased from $465,574 for the fiscal year ended December 31, 2006 to $628,534 for the fiscal year ended December 31, 2007, an increase of $162,960, or approximately 35%.  Other income increased from $-95,553 for the fiscal year ended December 31, 2005 to $465,574 for the fiscal year ended December 31, 2006, an increase of $561,127, or approximately 587.24%. Other income consists of subsidy income and interest income offset by interest expense.  The increases in other income were primarily attributable to the fact that subsidy income, especially consisting of government grants, land grants, enterprise grants and financial grants increased from $998,579 in 2006 to $1,407,967 in 2007, an increase of $409,388 or approximately 41.00% as compared to 2006.  This increase in subsidy income was partially offset by an increase in interest expense in 2007 as compared to 2006.

Provision for Taxes

Provision for taxes increased from $1,287,766 for the fiscal year ended December 31, 2006, to $1,606,443 for the fiscal year ended December 31, 2007, an increase of $318,677, or approximately 24.75%. Provision for taxes increased from $1,039,045 for the fiscal year ended December 31, 2005, to $1,287,766 for the fiscal year ended December 31, 2006, an increase of $248,721, or approximately 23.93%. The increases in provision for taxes were attributable to the increased sales and increased gross profit in 2006 and 2007. The enterprise income tax applicable to the Company was charged at 33% in 2006 and 2007, of which 30% was for national tax and 3% was for local tax.  For the fiscal year starting January 1, 2008, the enterprise income tax rate in the PRC will be adjusted to 25% from the previous 33%.

Net income (profit after taxes)

Net income was $3,376,871in 2007 as compared to $2,713,090 in 2006, an increase of $663,781, or approximately 24.47%. Net income was $2,713,090 in 2006 as compared to $199,076 in 2005, an increase of $2,514,014, or approximately 1,262.84%. The increases in net income were primarily attributable to the increases in revenue while operating expenses remained relatively slight changes as compared to revenue.

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

D. Trend Information

Not applicable

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2007:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	5,754,890
Capital (Finance) Lease Obligations
Operating Lease Obligations	$148,673
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements
Total	$5,903,563

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

Audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd., for the fiscal years ended December 31, 2007 and 2006.

b.

Audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., for the fiscal years ended December 31, 2006 and 2005.

c.

Consolidated Financial Statements of China Linen Textile Industry Ltd as of the fiscal year ended December 31, 2007.

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

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future Currencies Translation

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

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Governmental Subsidies (Continued)

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

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

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

NOTE 11 — BANK LOANS (Continued)

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

NOTE 24 — COMMITMENTS AND CONTINGENCIES (Continued)

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

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

Audited Financial Statements

Years Ended December 31, 2006 and 2005

INDEX TO FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

INDEPENDENT AUDITOR'S REPORT	75

BALANCE SHEETS	76-77

STATEMENTS OF INCOME	78

STATEMENTS OF OWNERS' EQUITY	79

STATEMENTS OF CASH FLOWS	80-81

NOTES TO FINANCIAL STATEMENTS	82-91

INDEPENDENT AUDITOR' S REPORT

                                                TZJ Audit[2008]NO.712

TO THE BOARD OF DIRECTORS AND OWNERS OF

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

We have audited the accompanying balance sheets of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the "Company") as of December 31, 2006 and 2005 and the related statements of income, owners’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Vocation International Certified Public Accountants Co., Ltd

CICPA:

CICPA:

Beijing China

November 26, 2008

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

BALANCE SHEETS

	Notes	2006-12-31	2005-12-31
		USD	USD
ASSETS
CURRENT ASSETS
Cash		40,903	10,882
Bank checks and commercial paper		333,320	138,330
Accounts Receivable, net		4,643,724	3,535,842
Inventory		10,727,203	9,408,385
Prepaid expenses		2,847,332	473,229
Other receivables, net		408,307	336,347
Due from related parties		388,530
Governmental subsidy receivable		41,934
Deferred income tax asset		83,666	61,748
TOTAL CURRENT ASSETS		19,514,919	13,964,763

NON--CURRENT ASSETS
Property , plant and equipment, net		5,550,937	4,273,788
Land use right, net		379,772	48,608
Government subsidy receivable, non-current		892,546
Deferred income tax asset, non-current		51,149
TOTAL NON--CURRENT ASSETS		6,874,404	4,322,396
TOTAL ASSETS		26,389,323	18,287,159

LIABILITIES
CURRENT LIABILITIES
Bank loan		5,447,277	5,452,157
Accounts payable		2,254,609	4,619,623
Other payables		190,116	66,099
Accrued expenses		847,712	707,214
Taxes payable		2,517,990	1,110,044
Deferred revenue		274,978	1,225,812
Deferred governmental subsidy		6,666
Loans from local government		296,746
Due to related parties		6,527,796	1,006,238
Loans from related parties		491,765
Deferred tax liabilities		47,016
TOTAL CURRENT LIABILITIES		18,902,671	14,187,187
Deferred Governmental subsidy. non-current		323,876
Deferred Tax Liabilities, non-current		223,137
TOTAL LIABILITIES		19,449,684	14,187,187

COMMITMENTS AND CONTINGENCIES

Shareholder's Equity
Registered Capital	726,000	726,000
Additional paid-in capital	1,313,177	1,313,177
Statutory reserves	427,005	153,219
Retained earnings	4,199,100	1,823,896
Accumulated other comprehensive income	274,357	83,680
TOTAL OWNERS’ EQUITY	6,939,639	4,099,972
TOTAL LIABILITIES AND OWNERS’ EQUITY	26,389,323	18,287,159

See notes to financial statement.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF INCOME

		Years ended March 31,
	Notes	2006	2005
		USD	USD
Revenues
Net sales		14,518,393	12,863,924
Cost of goods sold		9,779,872	10,575,231
Gross profit		4,738,521	2,288,693

Operating Expense
selling expenses		559,320	509,101
General and administration expenses		643,919	445,918
Total operating expenses		1,203,239	955,019

Operations Income		3,535,282	1,333,674

Other income (expense)
Interest income		390	2,109
Interest expense		-519,135	-252,670
Government Subsidies	15	998,579	164,003
Other expense		-14,260	-8,995
Total other income (expense)		465,574	-95,553

Income before income tax		4,000,856	1,238,121

Income taxes	12	1,287,766	1,039,045

Net Income		2,713,090	199,076

Other comprehensive income
- Foreign currency translation adjustment		190,677	127,592
Comprehensive income		2,903,767	326,668

See notes to financial statement.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF OWNERS’ EQUITY

					Accumulated other
		Addition paid	Statutory	Retained	comprehensive
	Capital	in capital	Reserves	earnings	income	Total
	USD	USD	USD	USD	USD	USD

Balance at January 1, 2005	726,000	1,313,177	133,311	1,706,527	-43,912	3,835,103
Net income				199,076		199,076
Transfer to statutory reserve			19,908	-19,908		-
Dividends				-61,799		-61,799
Other comprehensive income
- Foreign currency translation adjustment					127,592	127,592

Balance at December 31, 2005	726,000	1,313,177	153,219	1,823,896	83,680	4,099,972
Net income				2,713,090		2,713,090
Transfer to statutory reserve			273,786	-273,786		-
Dividends				-64,100		-64,100
Other comprehensive income						-
- Foreign currency translation adjustment					190,677	190,677
Balance at December 31, 2006	726,000	1,313,177	427,005	4,199,100	274,357	6,939,639

See notes to financial statements

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	2,713,090	199,076
Adjustments to reconcile net income to net cash
provided by operating activities
Bad debts expense	195,186	215,857.00
Depreciation	333,336	182,165
Amortization	3,732
Deferred income taxes	132,805	61,748.00
Changes in operating assets and liabilities:
Bank checks and commercial paper	-194,990	-138,330
Accounts Receivable, net	-1,107,882	-3,158,020
Inventory	-1,318,818	-1,243,803
Prepaid expenses	-2,374,103	-503,054
Other receivables, net	-71,960	12,540
Accounts payable	-994,554	1,100,873
Other payables	124,017	968,348
Accrued expenses	140,498	23,945
taxes payable	401,708	583,877
Deferred revenue	-950,834	1,225,812
Due to related parties	4,453,303
Net cash provided by operating activities	1,484,534	-468,966

Cash flows from investing activities
Purchase of property and equipment	-172,984	-102,735.00
Net cash used in investing activities	-172,984	-102,735.00

Cash flows from financing activities:
Repayment of bank loan	-189,909
Payment on loans from local government	-86,210
Payment on loans from related parties	-803,821
Payment of dividends	-125,800
Net cash used in financing activities	-1,205,740	-

NET (DECREASE) INCREASE IN CASH	105,810	-571,701
Effects of exchange rates on cash	75788	736
CASH, beginning of year	10,882	26,182

CASH, end of year	192,480	-544,783

Supplemental Disclosure of Cash Flow Information
Cash payment for:
Interest	339,522	201,386
Income tax	19,522	17,982

See notes to financial statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the “Company”) was established in Lanxi County, Heilongjiang Province in June 2002. The registration capital is USD 726,000. Its initial four owners are Harbin Sunshine Linen Textile Co. Ltd with investment of USD 166,980, accounting for 23% of the registration capital; Heilongjiang Lanxi Linen Textile Industry United Co., Ltd. with investment of USD 290,400, accounting for 40% of the registration capital; Lijing Chen (individual) with investment of USD 159,720, accounting for 22% of the registration capital; and Chengjie Li (individual) with investment of USD 108,900, accounting for 15% of the registration capital.

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

(c)

Fiscal Year

Fiscal year is from January 1st to December 31st

(d)

Cash and Cash Equivalent

Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months. For the purpose of the statements of cash flows, the company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2006 or 2005.

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

(n)

Foreign Currency Translation

The Company's functional and reporting currency is the Chinese Renminbi ("RMB"). For the convenience of the reader, the U.S. dollar translation amounts are included in the accompanying financial statements. Owners' equity is translated to US$ at the historic rate. Assets and liabilities are translated to US$ at the rate of US$1.00=RMB 7.8003 and US$1.00=RMB 8.0702 on December 31, 2006and 2005, respectively. Income and expenses incurred during the year are translated to US$ at the average monthly ended rate of US$1.00=RMB 7.9518 and US$1.00=RMB 8.0908, respectively.

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

In September 2006, FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R)  (SFAS 158) .  SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

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

3.

ACCOUNTS RECEIVABLE CONSIST OF THE FOLLOWING:

	2006	2005
	USD	USD
Trade receivables	4,842,633	3,751,699
Less：allowance for doubtful accounts	-198,909	-215,857
Trade receivables, net	4,643,724	3,535,842

4. INVENTORIES

Inventories are comprised of the following at December 31:

	2006	2005
	USD	USD
Finished goods	7,638,539	7,022,249
Work in progress	1,264,921	1,106,074
Raw materials	1,814,627	1,272,496
Supplies and low-value materials	9,116	7,566
Total inventories	10,727,203	9,408,385

5. GOVERNMENT GRANTS RECEIVABLE

In 2006, Heilongjiang Lanxi Government (“Lanxi Government”) issued a document, The Attitude of Lanxi Government for Encouraging Heilongjiang Lanxing Sunrise Linen Textile Industry Co, Ltd to Expend Reproduction. The document shows that Lanxi is a national level impoverished county and Lanxi Government decides to provide government grants to the Company for next three years from 2006 in order to encourage the development of local preponderant companies. The value of the grants is equal to the Company’s income tax payable for years of 2006, 2007 and 2008. The grants will not be included in the calculation of income tax payable. The company must pay the corporation income tax and provide tax payment evidence to Lanxi government before Lanxi Government deposits government grants into the Company’s account. According to the above provision, values of USD934,480 is accounted as the government grants in 2006. The Company expects to pay income taxes related to its taxable income for the years ended December 31, 2006 and 2007 in 2009 and 2010, respectively. The relevant government grants related to the tax payments are also expected to be received in 2009 and 2010, respectively. At December 31 2006, the present values of government grants is USD 1,744,538.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following at December 31:

	2006		2005
	USD		USD
Building and warehouses	2,764,050		2,199,665
Machinery and equipment	3,956,842		2,256,352
Office equipment and furniture	58,558		21,354
Motor vehicles	8,244		4,367
Total	6,787,694	0	4,481,738

Less: accumulated depreciation	-1,317,266		-983,930

Add: construction in progress	1,317		775,980
Idle Fixed assets	67,968
Fixed assets to be disposed	11,224
Total Property, Plant and Equipment:	5,550,937		4,273,788

7. Land use right

	2006	2005
	USD	USD
Land use right	384,601	49,600
Less: accumulated depreciation and amortization	-4,829	-992
Land use right,net	379,772	48,608

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

8. BANK LOANS

From May to December in 2004, the company signed ten short-term loan contracts and received proceeds from the short-term loans with the total value of USD 5,240,000 from Lan Xi branch of The Agriculture Bank of China. At the maturity of the above-mentioned loans, the company signed an agreement with the bank to defer the loans for one more year to 2006. The company repaid USD 189,908 in 2006 , and the remaining loan amount was not repaid at maturity. The bank collected the punished interest on overdue loan that is based on original interest rate. The weighted average interest rate during the loan period is 7.8%. And the weighted average interest rate is 14.4% after the loan was overdue. The loan is currently in the term-extending process.

At December 31, 2006 and 2005, buildings, plant and machinery with net book value of USD  2,690,559 and USD 2,780,382, respectively, have been pledged as collateral for the above loans.

Bank loans, secured by buildings, plant and machinery, consist of the following at December 31, 2006 and 2005:

Loan	Loan period	Interest Rate From the Contract	overdue interest rate	USD
1	2005-9-29 to 2006-9-29	7.448%	14.229%	1,230,722
2	2005-9-28 to 2006-9-27	7.448%	14.229%	1,255,131
3	2005-9-30 to 2006-9-29	7.448%	14.229%	846,121
4	2005-10-22 to 2006-10-21	9.792%	14.668%	256,400
5	2005-12-2 to 2006-12-1	7.448%	14.229%	897,402
6	2005-11-26 to 2006-11-25	9.792%	14.668%	70,510
7	2005-9-30 to 2006-9-29	9.792%	14.668%	384,601
8	2005-11-26 to 2006-11-25	9.792%	14.668%	76,920
9	2005-12-27 to 2006-12-26	9.792%	14.668%	384,600
10	2005-11-26 to 2006-11-25	9.792%	14.668%	44,870
	Total			5,447,277

9. PREPAID EXPENSES

Prepaid expenses consist of the following at December 31:

	2006	2005
	USD	USD
Advance to suppliers	2,815,282	473,229
Advance to plant and machinery vendors	32,050
	2,847,332	473,229

10. ACCRUED EXPENSES

	2006	2005
	USD	USD
Accrued payroll	141,260	138,774
Accrued employee benefits	386,127	253,643
Accrued interest expenses	173,845	203,665
Accrued sales commission	67,746	89,337
other accrued expenses	78,734	21,795
Total	847,712	707,214

11. TAXS PAYABLE

	2006	2005
	USD	USD
income tax payable	1,912,977	753,482
Sale-related taxes payable	127,199	75,055
VAT payable	434,206	281,507
Property taxes payable	43,608
Total	2,517,990	1,110,044

12. INCOME TAX

The enterprise income tax in PRC is charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. Starting in January 1, 2008, the enterprise income tax rate in the PRC will be adjusted to 25% from the previous 33%.

The provision for income taxes consists of the following at December 31:

	2006	2005
	USD	USD
Current tax	1,131,024	1,100,793
Deferred tax	156,742	-61,748
	1,287,766	1,039,045

Deferred tax assets are comprised of the following at December 31:

	2006	2005
Current:	USD	USD
Temporary differences in allowance	83,666	61,748
	82,426	61,748
Non -current:
Temporary differences in property, plant and equipment	51,149
	51,149

13. RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties are described as follows:

Name	Relationship
Harbin Sunshine Linen Textile Co., Ltd	Under common control by Ren Gao
Harbin Zhongyi Sunshine Linen Co., Ltd	Under common control by Ren Gao
Songyuan Qianan Sunshine Linen Co., Ltd	Under common control by Ren Gao
Ren Gao	Majority owner of the Company
Lanxi Sunshine Linen Co., Ltd	Under common control by Ren Gao

During the years ended December 31, 2006 and 2005, the Company sold goods to Harbin Sunshine Linen Textile Co., Ltd for USD 8,027,001 and USD 5,619,749 and purchased goods from it for USD 4,821,169 and USD 3,629,735, respectively. Mr. Ren Gao, one of the owners/a director of the Company, has a controlling interest in Harbin Sunshine Linen Textile Co., Ltd.

14. CAPITAL

The combined registered capital of the Company totals USD 726,000 and consists of the following as of December 31:

	2006		2005
	%	USD	%	USD
Lijing Chen	22	159,720	22	159,720
Harbin Sunshine Linen Textile Co., Ltd	23	166,980	23	166,980
Chengjie Li	15	108,900	15	108,900
Heilongjiang Lanxi Linen Textile Industry United Co., Ltd	40	290,400	40	290,400
Total	100	726,000	100	726,000

15. SUBSIDY INCOME

Subsidy income is comprised of the following at December 31:

	2006	2005
	USD	USD
Government grants	916,988
Land grants	2,726
Leading enterprise grants
Financial supporting grants	78,865	164,003
Total	998,579	164,003

16. OPERATING EXPENSES

The administrative expenses are mainly comprised of salaries, traveling fees, business entertainment, and office expenses. Other operating expenses include late fees and penalties.

17. EMPLOYEE BENEFITS

The Company contributes to a state pension plan organized by municipal and provincial governments in respect of its employees in PRC. The compensation expense related to this plan is calculated at a range of 8%-20% of the average monthly salary. The compensation expense related to this plan was USD 260,903 and USD 241,276 for the years ended December 31，2006 and 2005, respectively.

18. STATUTORY RESERVES

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

19. CONCENTRATION OF CREDIT AND OTHER RISK

Substantially all raw material is imported from foreign supplies through Harbin Sunshine Linen Textile Co. Ltd (Note 12). The foreign suppliers are the following:

Major Vendors	Percentages in Business
CLLIN	36.56%
SANECO	29.40%
NOVJOS	9.47%
DEBRUYNE	10.29%
ALBERT BRILLE NV	6.39%
Total	92.11%

Major customers and their percentages in business are as follows:

Major Customers	Percentages in Business
Harbin Sunshine Linen Textile Co. Ltd (Note 12)	43.42%
Shaoxing Yinxiang Cotton linen Co., Ltd	21.49%
Shaoxing City Hongda Cotton linen Co., Ltd	8.87%
Lanxitianxianfang Linen Textile Co., Ltd	10.54%
Harbin Zhongyi Sunshine Linen Co., Ltd (Note 12)	8.44%
Total	92.76%

In case of changing major vendors and customers, there will be a material impact on the company.

20. COMMITMENTS AND CONTINGENCIES

Operating Lease

Company has an equipment lease agreement with Lanxtianxianfang Linen Textile Co., Ltd. The value of the equipment is USD 2 million, and the annual leasing fee is USD 148,673 with a term of one year. The lease agreement is renewed on an annual basis.  Leased equipment is used for the production line of yarn forming, and it is essential to the production.

Other

The company used the usufruct of two pieces of land to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd that received the import letter of credit with the maximum value is USD 959,700 from the Harbin Zhaolin Branch of Bank of China. The net value of the usufruct of land was USD 330, 542 in 2006 and USD 341, 979 in 2005, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

Consolidated Unaudited Financial Statement

Year Ended December 31, 2007

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEET

For the Year ended December 31, 2007

(Stated in US Dollars)

2007
ASSETS
Current Assets
Cash	$144,985
Bank checks and commercial paper	370,654
Accounts receivable, net	10,962,247
Inventory	9,328,163
Prepaid expenses	1,036,098
Other receivables	117,648
Due from related parties	22,967
Governmental subsidy receivable	-
Deferred tax assets	222,774
Total current assets	$22,205,536
Property, Plant and Equipment, net	6,626,980
Land Use Right, net	397,912
Governmental Subsidy Receivable, non-current	2,197,554
Deferred Tax Assets, non-current	54,221
Total assets	$31,482,203
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	$5,754,890
Accounts payable	2,724,846
Accrued expenses and other payables	1,748,892,
Taxes payable	6,129,478
Deferred revenue	255,539
Deferred governmental subsidy	46,846
Loans from local government	317,349
Due to related parties	1,584,179
Loans from related parties	116,858
Deferred tax liabilities	62,015
Total current liabilities	$18,740,892
Deferred Governmental Subsidy, non-current	1,093,861
Deferred Tax Liabilities, non-current	549,389
Total liabilities	$20,384,142
COMMITMENTS AND CONTINGENCIES

Shareholders' Equity
Common stock
Authorized: 500,000,000 ordinary voting shares with
par value of $0.002 each
Issued and outstanding: 20,100,003 ordinary voting shares	$1,000
Additional paid-in capital	2,204,186

Statutory Reserves	630,573
Retained earnings	7,435,702
Accumulated other comprehensive income	826,600
Total stockholders' equity	$11,098,061
Total liabilities and stockholders' equity	$31,482,203

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

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

DATE: April 26, 2010