Form 20-F/A
period 2008-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2010-06-09
CIK 1336655

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 3)

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

Common stock, $0.002 par value

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

14

ITEM 4A.  UNRESOLVED STAFF COMMENTS

19

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

20

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

25

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

ITEM 8.  FINANCIAL INFORMATION

30

ITEM 9.  THE OFFER AND LISTING

31

ITEM 10.  ADDITIONAL INFORMATION

32

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

41

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

41

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

41

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

41

ITEM 15.   CONTROLS AND PROCEDURES.

42

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

43

ITEM 16B.   CODE OF ETHICS.

43

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

43

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

44

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

44

ITEM 17.  FINANCIAL STATEMENTS

44

ITEM 18.  FINANCIAL STATEMENTS

102

ITEM 19.  EXHIBITS

102

EXPLANATORY NOTE

China Linen Textile Industry, Ltd., a corporation incorporated under the laws of the Cayman Islands B.W.I., (hereinafter referred to as “we,” “us,” “our,” or the “Company”)  is filing this Amendment No. 3 on Form 20-F/A (this "Amendment") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, which was filed with the Securities and Exchange Commission on July 14, 2009 (the "Original Filing") to amend certain information contained in Items 3,4,5,6,7,11,16 and 17 of the Original Filing.  The changes in Item 17 include certain revisions to the Consolidated Financial Statements.  In addition, audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Co, Ltd., for the fiscal years ended December 31, 2006 and 2005 have been filed with this amended report on Form 20-F/A.

Except as described above, no other changes have been made to the Original Filing, and this Amendment No. 3 on Form 20-F/A does not amend, update or change any other information in the financial statements or any other items or disclosures in the Original Filing. This Amendment No. 3 on Form 20-F/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures, including any exhibits to the Original Filing affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the Original Filing.  Accordingly, this Amendment No. 3 on Form 20-F/A should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including any amendments to those filings.

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

Bright is the beneficial owner of 95% of Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd., (“Lanxi Sunrise”).  Lanxi Sunrise is a corporation incorporated in the People’s Republic of China (“PRC” or “China”) which is engaged in research, production and sales of linen textile products.

On June 9, 2008, three individuals designated by Lanxi Sunrise purchased a total of 900,000 shares, or approximately 39.58% of the Company’s issued and outstanding common stock, from seven previous shareholders.  The purchase price was $310,000, or approximately $0.34 per share.

On June 9, 2008, in anticipation of completion of the Reverse Acquisition, the Company changed its named to China Linen Textile Industry, Ltd.

On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to 1,136,998.

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

Advisers

The Company’s legal advisers are Frascona, Joiner, Goodman and Greenstein, P.C., 4750 Table Mesa Drive, Boulder, CO 80305

Auditors

The Company’s independent registered public accounting firm is UHY Vocation HK CPA Limited (“UHY”), 3/F, Malaysia Building, 50 Gloucester Road, Wanchai District, Hong Kong.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

Selected financial data for the Company for the twelve month periods ended December 31, 2007 and 2008, below, is derived from the audited consolidated financial statements of the Company.  The selected financial data for the twelve month periods ended December 31, 2006 and December 31, 2005, is derived from the audited financial statements of Lanxi Sunrise.  The selected financial data for the twelve-month period ended December 31, 2004 below, is derived from unaudited financial statements of Lanxi Sunrise for such period.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2004	2005	2006	2007	2008
Revenues	8,369,730	12,863,924	14,518,393	20,782,804	22,945,122
Income from Operations	549,490	1,333,674	3,535,282	4,455,735	3,111,181
Net Income	363,659	199,076	2,713,090	3,473,191	2,856,769
Total Assets	15,357,348	18,287,159	26,389,323	31,332,222	36,224,260
Total Current Liabilities	12,966,877	14,187,187	18,902,671	18,695,620	18,168,708
Net Current Assets	2,390,471	(222,424)	612,248	3,367,908	6,192,533
Stockholders’ Equity	2,390,471	4,099,972	6,939,639	10,993,352	15,603,140

Weighted Average Number of Shares Outstanding	(1)	(1)	(1)	18,963,005	19,511,256
Basic and Diluted Net Income Per Share	(2)	(2)	(2)	0.18	0.15

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

B. Capitalization and Indebtedness

Below is a consolidated statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as of December 31, 2008, showing the company’s capitalization as of that date:

Liabilities
Guaranteed	$ -
Secured	4,041,291
Unsecured	16,579,829
Total	20,621,120
Shareholders’ Equity
Common Stock, par value $0.002; 500,000,000 shares
Authorized, 20,100,003 shares issued and outstanding	42,074
Additional paid-in capital	2,986,212
Statutory Reserves	1,019,595
Retained earnings	9,903,449
Accumulated Other Comprehensive Income	1,651,810
Total Stockholders’ Equity	15,603,140
Total Liabilities and Stockholders’ Equity	$ 36,224,260

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

On June 9, 2008, three individuals designated by Lanxi Sunrise purchased a total of 900,000 shares, or approximately 39.58% of the Company’s issued and outstanding common stock, from seven previous shareholders.  The purchase price was $310,000, or approximately $0.34 per share.

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

The Company conducts all of its business activities through its majority-owned subsidiary, Lanxi Sunrise, which was incorporated in Lanxi County, Heilongjiang Province, the People’s Republic of China (the “PRC”) on June 11, 2002, as a state-owned holding company under the Company Law of the PRC. Lanxi Sunrise converted from a state-owned holding company into a privately owned business enterprise in June 2007.  Its manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.   .

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

Customers

The Company has a diversified customer base.  Its largest customer markets are currently located in China, Italy, USA, Brazil, Belgium, Spain and Greece. In the domestic market in China, the Company’s customers are located primarily in the Yangtze River Delta area and include Zhejiang Huili Garments Co, Ltd., Shaoxing Yinxiang Cotton and Linen Textile Co., Ltd., Shaoxing Hongda Linen and Cotton Textile Co, Ltd., and Zhejiang Shaoxing Xinsanjiang Printing and Dyeing Co, Ltd.

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

The Company currently relies on Harbin Sunshine, an affiliated entity controlled by Gao Ren, the Company’s President, to source and to import flax on its behalf.   The Company has an Agency Agreement with Harbin Sunshine pursuant to which Harbin Sunshine purchases and imports flax on the Company’s behalf and resells it to the Company at a price equal to cost plus 6%.

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

The Company has established a technological center where it conducts research on processes related to linen production, including such projects as work in developing high count flax yarn, multi-fiber blended fabric and other functional products as well as research related to linen yarn dyeing techniques, linen fabric bleaching and dyeing technologies, development of linen yarn-dyed fabric and development of finished linen garments.  The Company seeks to use any technological advances it makes in its own production process but has not sought patent protection for any such advances.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

A. Operating Results

Fiscal Years Ended December 31, 2008, and 2007 and 2006

The following table summarizes the results of the Company’s operations through Lanxi Sunrise during the fiscal years ended December 31, 2008, and 2007 and 2006 and provides information regarding the dollar and percentage increase or (decrease) from the 2007 fiscal period to the 2008 fiscal period and from the 2006 fiscal period to the 2007 fiscal period:

	Year Ended December 31			2008 vs 2007		2007 vs 2006
Item	2008	2007	2006	Increase / (Decrease)	% Increase / (% Decrease)	Increase / (Decrease)	% Increase / (% Decrease)

Revenue	22,945,122	20,782,804	14,518,393	2,162,318	10.40%	6,264,411	43.15%
Cost of Goods Sold	17,648,852	15,075,310	9,779,872	2,573,542	17.07%	5,295,438	54.15%
Gross Profit	5,296,270	5,707,494	4,738,521	(411,224)	-7.20%	968,973	20.45%
Operating Expenses	2,185,089	1,251,759	1,203,239	933,330	74.56%	48,520	4.03%
Other Income	952,502	623,899	465,574	328,603	52.67%	158,325	34.01%
Provision for Taxes	1,206,914	1,606,443	1,287,766	(399,529)	-24.87%	318,677	24.75%
Net Income	2,856,769	3,473,191	2,713,090	(616,422)	-17.75%	760,101	28.02%
Gross Profit %	23.08%	27.46%	32.64%	-4.38%	N/A	-5.18%	N/A

Revenue

Our revenue increased from $20,782,804 for the fiscal year ended December 31, 2007, to $22,945,122 for the fiscal year ended December 31, 2008, an increase of $2,162,318, or approximately 10.40%.  The increase in revenue was primarily attributable to appreciation of Chinese Renminbi (RMB) against the US dollar which was increased from an average of 7.5709 RMB: $1 in 2007 to 6.9199 RMB to $1 in 2008.  The revenue in terms of Renminbi was only increased by 1% in 2008 which was attributable to a 6% increase in sales volume.  The increase in sales volume outweighed the effect of a general decrease in linen product prices during the year.  Due to the global economic downturn, the sales volume of the Company predominantly decreased in the second half of the year.  The revenue increased significantly from 2006 to 2007 which was a combined effect of increased sales volume and appreciation of RMB against US dollar.  The exchange rate of RMB to US dollar was increased from an average of 7.9491 in 2006 to 7.5709 in 2007.

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

Operating Expenses

Operating expenses increased significantly by $933,330, or approximately 74.56%, in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007.  The significant increase in operating expenses was attributable to the share based compensation costs for advisory fees of USD 844,200 which was from a contribution of 804,000 shares of common stock from shareholders in 2008. In addition, there was an increase of $87,926, or approximately 28.78% in selling expenses. The increase in selling expenses was primarily attributable to an increase in transportation expenses during the year.  The operating expenses increased by $48,520 in the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31, 2006. Such increase was mainly due to the increase of $302,418 in general and administrative expenses which offset the decrease of $253,898 in selling expenses. The significant increase in general and administrative expenses in 2007 was due to the provision of bad debts in the amount of $426,369 in 2007.

Other Income

Other income increased significantly from $623,899 for the fiscal year ended December 31, 2007 to $952,502 for the fiscal year ended December 31, 2008, an increase of $328,603, or approximately 52.67%.  Other income consists of subsidy income and interest income offset by interest expense. The increase in other income from 2007 to 2008 is primarily attributable to improvements in both interest income and expense.  Interest income increased from $69,812 in 2007 to $175,299 in 2008, and interest expense decreased from $817,596 in 2007 to $540,203 in 2008.  The improvements in interest income and expense were partially offset by a decrease of $83,742, or approximately 5.95% in subsidy income.  Other income increased by $158,325 in 2007 which was mainly due to an increase in the amount of governmental subsidy income recognized for the year.

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

Net Income

Net income was $2,856,769 in 2008 as compared to $3,473,191 in 2007, a decrease of $616,422, or approximately 17.75%.  The significant decrease in net income is primarily attributable to the share based compensation costs charged to operations in 2008 as a result of the contribution of 804,000 shares of common stock from certain shareholders for advisory services rendered to the Company.

Net income increased by $760,101 or approximately 28.02% in 2007 compared to 2006 primarily as a result of higher operating income earned in the year.  The gross profit increased by $968,973 in 2007, or approximately 20.45%.

Critical Accounting Policies

1.

In the application by the Company, Bright and Lanxi Sunrise (hereinafter, collectively referred to as “the Group”) of accounting policies, which are described in the notes of the audited financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

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

The variance in investing activities was the result of an increase in capital expenditures in 2008 as a result of construction of the sewage facilities of at a cost of approximately RMB 14.8 million (approximately USD $2,160,000).

The significant net cash outflows from financing activities were due to the repayment of all overdue bank loans as of December 31, 2007.

As disclosed in Note 24 of our financial statements, as of December 31, 2008, the Company has a capital expenditure commitment of USD $1,386,000 in relation to construction of sewage facilities and acquisition of equipment.  The Company plans to use internal cash flow to fund this commitment.  As of December 31, 2008, the Company has no plans or signed contracts for capital expenditures in 2009.

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

G. Safe Harbor

Please see “Special Note Regarding Forward-Looking Statements.”

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth our current directors and executive officers, their ages and the positions they hold.

NAME	AGE	POSITION
Gao Ren	46	President and Chairman
Ma Yongfeng	48	General Manager
Teng Yunhai	48	Vice President and Director
Li Songyun	38	Chief Marketing Officer
*Huang Xiaofang	43	Chief Financial Officer
Zhao Chunfu	46	Secretary and Director

* Ms. Huang Xiaofang resigned as of January 30, 2010, and Mr. Qi Shaofeng took over as Chief Financial Officer, effective February 1, 2010.

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

Ms. Huang Xiaofang, born in 1966, is a registered accountant and now serves as the Chief Financial Officer of the Company.  She was previously financial manager of Harbin Wanjiabao Fresh Milk Co., Ltd and Financial Executive of Harbin Shuaizhi Decoration Co., Ltd.  She is a graduate of Financial & Accounting Department of Heilongjiang August First Land Reclamation University. She resigned as of January 30, 2010, and Mr. Qi Shaofeng took over as Chief Financial Officer effective as of February 1, 2010.

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

Executive Compensation

During the fiscal year ended December 31, 2008, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	CEO and Director	$6,070
Ma Yongfeng	General Manager	$4,509
Teng Yunhai	Vice President and Director	$3,642
Zhao Chunfu	Secretary and Director	$3,989
Li Songyun	Chief Marketing Officer	$3,642
Huang Xiaofang	Chief Financial Officer	$3,642

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

The Company entered into an Advisory Agreement with Mid-Continental Securities Corp on March 30, 2007.  Pursuant to that agreement, Mid-Continental Securities Corp, or its designees, were entitled to receive a total of 804,000 shares as compensation for services.  Such shares were transferred to Mid-Continental Securities Corp and certain of its designees, by other shareholders of the Company in 2008.  The Company has accounted for this as a contribution of capital and recorded an expense in the amount of $844,200 due to the share payment being made by other shareholders.  Such shares were valued based on the closing market price at the date of transfer.

B. Related Party Transactions

During the last three fiscal years, the Company entered into the following transactions with certain related parties, in addition to the share transactions noted above.

Due to China foreign currency control and export and import license requirements, on November 7, 2005, the Company entered into an Agency Agreement with Harbin Sunshine, a Company which is controlled by Gao Ren, the Company’s President.  Pursuant to the terms of the Agency Agreement, Harbin Sunshine acts as the Company’s agent in importing flax and exporting linen yarn, linen fabric and other products. The Company pays Harbin Sunshine an import fee equal to 6% of the cost of flax imported on the Company’s behalf.   The Company does not pay any fee for exporting services provided by Harbin Sunshine.

The Company purchases raw materials from, sells finished goods to, and outsources some of its production to related parties who are under common control.  One such related parties is Harbin Zhongyi Sunshine Linen Co., Ltd, which is also under common control with Mr. Gao Ren, the Company’s CEO and principal shareholder.   Pursuant to these arrangements, the Company had amounts due to Harbin Zhongyi Sunshine Linen Co, Ltd., totaling $453,267 as of December 31, 2007 and $56,470 as of December 31, 2008. The Company had amounts due to Harbin Sunshine totaling $-0- and $1,130,912, as of December 31, 2008 and 2007, respectively.

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

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements attached to this report were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of Lanxi Sunrise, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the China. Certain accounting principles stipulated under U.S. GAAP are not applicable in China.

The Company and its subsidiary, Bright, maintain their books and accounting records in USD, which is determined as the functional currency. However, the functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).  Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions.  Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates.  Gains and losses resulting from foreign currency transactions are included in operations.

The financial statements of Lanxi Sunrise are translated into the reporting currency, the United States Dollar (“USD”).  Assets and liabilities of Lanxi Sunrise are translated at the prevailing exchange rate at each reporting period end.  Contributed capital accounts are translated using the historical rate of exchange when capital is injected.  Income and expense accounts are translated at the average rate of exchange during the reporting period.  Translation adjustments resulting from translation of these financial statements are reflected as other comprehensive income in the statements of operations and other comprehensive income and accumulated other comprehensive income in the statements of changes in shareholders’ equity.

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

For financial reporting purposes, Renminbi (RMB) has been translated into United States dollars as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments.” Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses) with a foreign currency translation gain amounted to $764,910 and $612,543 for the fiscal years ended December 31, 2008 and 2007, respectively.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

UHY Vocation HK CPA Limited (“UHY”) was the Company’s principal accountant for the fiscal years ended December 31, 2008 and 2007.  The aggregate fees billed by UHY for audit of the Company's annual financial statements were $61,000 for the fiscal year ended December 31, 2008 and $92,500 for the fiscal year ended December 31, 2007.

UHY did not bill the Company for any audit related fees, tax fees or other fees for the fiscal years ended December 31, 2008 and 2007

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

Audited Consolidated financial statements of China Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2008 and 2007.

b.   Audited financial statements of Heilongjiang Lanxi Sunrise Textile Co, Ltd., for the fiscal years ended December 31, 2006 and 2005.

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	47

Financial Statements
Consolidated Balance Sheets	48
Consolidated Statements of Operations and Other Comprehensive Income	49
Consolidated Statements of Changes in Shareholders’ Equity	50
Consolidated Statements of Cash Flows	51
Notes to Consolidated Financial Statements	52-81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Linen Textile Industry, Ltd.

We have audited the accompanying consolidated balance sheets of China Linen Textile Industry, Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Hong Kong

June 7, 2010

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007 (A)
ASSETS
Current Assets
Cash	$10,674	$3,459
Bank checks and commercial paper	1,566,733	370,172
Accounts receivable, net	9,374,255	10,962,247
Inventory	8,335,042	9,328,163
Prepaid expenses	1,666,980	1,036,098
Other receivables	275,888	117,648
Due from related parties	1,535,954	22,967
Governmental subsidy receivable	1,296,522	-
Deferred tax assets	299,193	222,774
Total current assets	$24,361,241	$22,063,528
Property, Plant and Equipment, net	8,817,291	6,619,007
Land Use Right, net	416,185	397,912
Governmental Subsidy Receivable, non-current	2,387,837	2,197,554
Deferred Tax Assets, non-current	241,706	54,221
Total assets	$36,224,260	$31,332,222
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	$4,041,291	$5,754,890
Accounts payable	2,709,566	2,724,846
Accrued expenses and other payables	1,559,459	1,703,620
Taxes payable	8,804,430	6,129,478
Deferred revenue	289,527	255,539
Deferred governmental subsidy	88,834	46,846
Loans from local government	295,001	317,349
Due to related parties	56,470	1,584,179
Loans from related parties	-	116,858
Deferred tax liabilities	324,130	62,015
Total current liabilities	$18,168,708	$18,695,620
Deferred Governmental Subsidy, non-current	1,855,453	1,093,861
Deferred Tax Liabilities, non-current	596,959	549,389
Total liabilities	$20,621,120	$20,338,870
COMMITMENTS AND CONTINGENCIES
Shareholders' Equity
Common stock
$0.002 par value, 500,000,000 shares authorized;
20,100,003 shares and 18,963,005 shares
issued and outstanding as of December 31, 2008 and 2007 respectively	$42,074	$37,926
Additional paid-in capital	2,986,212	2,002,251
Statutory Reserves	1,019,595	630,573
Retained earnings	9,903,449	7,435,702
Accumulated other comprehensive income	1,651,810	886,900
Total stockholders' equity	$15,603,140	$10,993,352
Total liabilities and stockholders' equity	$36,224,260	$31,332,222

See notes to consolidated financial statements.

(A) Represents the consolidated financial statements of Bright International Group Co. Ltd.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007 (A)
Revenues
Net sales	$22,945,122	$$20,782,804
Costs of goods sold	17,648,852	15,075,310
Gross profit	$5,296,270	$5,707,494
Operating expenses
Selling expenses	393,348	305,422
General and administrative expenses	1,791,741	946,337
Total operating expenses	$2,185,089	$1,251,759
Operating income	$3,111,181	$4,455,735
Other income (expense)
Interest income	$175,299	$69,812
Interest expense	(540,203)	(817,596)
Government subsidies	1,324,225	1,407,967
Other expense	(6,819)	(36,284)
Total other income	$952,502	$623,899
Income before tax	$4,063,683	$5,079,634
Income tax	1,206,914	1,606,443
Net income	$2,856,769	$3,473,191
Other comprehensive income
Effects of foreign currency conversion	764,910	612,543
Comprehensive income	$3,621,679	$4,085,734

Basic and diluted earnings per share	$0.15	$0.18

See notes to consolidated financial statements.

(A) Represents the consolidated financial statements of Bright International Group Co. Ltd.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

			Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Common Stock
	Number of shares	Amount

Balances at January 1, 2007	18,963,005	$ 37,926	$2,002,251	$ 427,005	$4,199,100	$ 274,357	$6,940,639

Net income		-	-	-	3,473,191	-	3,473,191
Appropriation to statutory reserves		-	-	203,568	(203,568)	-	-
Dividend distribution		-	-	-	(33,021)	-	(33,021)
Other comprehensive income
effects of foreign currency
Conversion		-	-	-	-	612,543	612,543

Balances at December 31, 2007	18,963,005	$ 37,926	$2,002,251	$ 630,573	$7,435,702	$ 886,900	$10,993,352
Shares effectively issued to former shareholders as part of the recapitalization	1,136,998	4,148	139,761	-	-	-	143,909
Shares contributed by shareholders as consideration for advisory services		-	844,200	-	-	-	844,200
Net income		-	-	-	2,856,769	-	2,856,769
Appropriation to statutory reserves		-	-	389,022	(389,022)	-	-
Other comprehensive income
effects of foreign currency
Conversion		-	-	-	-	764,910	764,910
Balances at December 31, 2008	20,100,003	$ 42,074	$2,986,212	$1,019,595	$9,903,449	$ 1,651,810	$15,603,140

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007 (A)
Cash Flows from Operating Activities
Net income	$ 2,856,769	$ 3,473,191
Adjustments to reconcile net income to net cash
provided by operating activities:
Fair value of contributed common stock for advisory services	844,200	-
Bad debt expenses	31,310	426,369
Depreciation	442,381	346,918
Amortization	8,671	7,925
Deferred income taxes	22,742	182,735
Deferred governmental subsidy	650,299	-
Changes in:
Bank checks and commercial paper	(1,155,604)	(13,209)
Accounts receivable	2,271,622	(5,776,736)
Inventory	1,606,161	2,065,370
Prepaid expenses	(553,109)	1,935,417
Other receivables	(235,926)	308,299
Accounts payable	(197,951)	(124,142)
Accrued expenses and other payables	(208,028)	572,114
Taxes payable	974,980	2,176,022
Deferred revenue	16,394	(37,120)
Due to/from related parties	(3,105,746)	(4,788,175)
Net cash provided by operating activities	$ 4,269,165	$ 754,978

Cash Flows from Investing Activities
Purchase of property, plant and equipment	$ (2,159,769)	$ (284,120)
Net cash used in investing activities	$ (2,159,769)	$ (284,120)

See notes to consolidated financial statements.

(A) Represents the consolidated financial statements of Bright International Group Co. Ltd.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

China Linen Textile Industry, Ltd. (the “Company”) is currently principally engaged in the business of production and distribution of various types of Linen products, such as linen clothing, linen yarn, linen hemp, and blending linen, etc.  It is also involved in consultation, research and development related to of linen technology and linen products.

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

Business Acquisition

On August 5, 2007, the owners of Lanxi Sunrise entered into a Share Purchase Agreement (the “Agreement”) with Bright.  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, majority owner and CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.  As Mr. Ren Gao is the beneficial owner of Bright and remained the sole owner of Lanxi Sunrise after the share purchase, this transaction is treated as reorganization in which Bright is a continuing entity of Lanxi Sunrise.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Reverse Acquisition

On July 9, 2008, the Company entered into a share exchange transaction with Bright in which the Company acquired all the issued and outstanding capital stock of Bright in return for the issuance of 18,963,005 shares of the Company’s common stock.  As a result of the reverse merger, the Company effectively issued 1,136,998 shares (post split) of common stock on July 9, 2008.  As a result of the transaction, Bright became a wholly owned subsidiary of the Company.  The transaction is accounted for as a reverse acquisition from accounting perspective since Bright has become the controlling shareholder of the Company after the share exchange transaction.  For accounting purpose, Bright is regarded as the accounting acquirer while the Company before the reverse acquisition is deemed to have been acquired by Bright.  As a result, these consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright.  In anticipation of completion of the Reverse Acquisition, the Company changed its name to China Linen Textile Industry, Ltd.

Share Split

On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to approximately 1,136,998.

The Company conducts all of its business activities through its wholly owned subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”), which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a state-owned holding company under the Company Law of PRC and changed into a privately owned business enterprise in June 2007. Lanxi Sunrise manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.

Bright International Group Co., Ltd. (“Bright”), incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.  The remaining 5% is owned by the president of the Company, Mr. Ren Gao.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of changes in shareholders’ equity and amounted to $1,651,810 and $886,900 as of December 31, 2008 and 2007, respectively. The balance sheet amounts with the exception of equity at December 31, 2008 were translated at 6.8295 RMB to $1.00 USD as compared to 7.2939 RMB to $1.00 USD at December 31, 2007. The equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts for the years ended December 31, 2008 and 2007 were 6.9199 RMB to $1.00 USD and 7.5709 RMB to $1.00, respectively.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Other Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of other comprehensive income, its components and accumulated balances. Other comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statements of changes in owners' equity consists of changes in unrealized gains and losses on foreign currency translation. This other comprehensive income is not included in the computation of income tax expense or benefit.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company adopted SFAS No. 123R, “Share-Based Payments.”  This Statement requires a public entity to measure the cost of services received in exchange for an award of equity instruments based on the grant or issue fair value of the award.  That cost will be recognized over the period during which services are received.  Stock compensation for stock granted to non-employees has been determined in accordance with SFAS 123R and the Emerging Issues Task Force consensus Issue No. 96-18, "Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF 96-18"), as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured.  The Company recognized $844,200 of expense in connection with a shareholder contributing 804,000 shares to a service provider for advisory service.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transaction (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	December 31,
	2008	2007
Accounts receivable	$ 10,105,819	$ 11,617,527
Less: Allowance for doubtful accounts	(731,564)	(655,280)
Accounts receivable, net	$ 9,374,255	$ 10,962,247

Bad debt expense charged to operations was $31,310 and $426,369 for the years ended December 31, 2008 and 2007, respectively.

NOTE 4 — INVENTORY

Inventory consists of the followings:

	December 31,	December 31,
	2008	2007
Finished goods	$ 6,175,230	$ 5,480,818
Work-in-progress	697,378	1,900,506
Raw materials	1,443,502	1,929,110
Supplies and low-value materials	18,932	17,729
	$ 8,335,042	$ 9,328,163

NOTE 5 — PREPAID EXPENSES

Prepaid expenses consist of the followings:

	December 31,	December 31,
	2008	2007
Raw materials and supplies	$ 1,323,979	$ 990,979
Advance to contractors	329,423	27,083
Others	13,578	18,036
	$ 1,666,980	$ 1,036,098

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 6 — DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of Related Parties	December 31,	December 31,
	2008	2007
Ren Gao	$ 319,326	$ -
Harbin Sunshine Linen Textile Co., Ltd.	1,185,605	-
Heilongjiang Lanxi Linen Textile Co., Ltd.	-	22,967
Songyuan Qianan Sunshine Linen Co., Ltd.	31,023	-
	$ 1,535,954	$ 22,967

NOTE 7 — GOVERNMENTAL SUBSIDY RECEIVABLE

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2008	2007
Building and warehouses	$ 4,153,567	$ 3,889,110
Machinery and equipment	4,616,477	4,293,405
Office equipment and furniture	121,708	116,541
Motor vehicles	8,815	8,817
	$ 8,900,567	$ 8,307,873
Less: Accumulated depreciation	(2,330,433)	(1,768,450)
Subtotal	$ 6,570,134	$ 6,539,423
Add: Construction in progress	2,168,870	-
Idle fixed assets	70,921	72,687
Fixed assets to be disposed	7,366	6,897
Total	$ 8,817,291	$ 6,619,007

Depreciation expense charged to operations was $442,381 and $346,918 for the years ended December 31, 2008 and 2007, respectively.

NOTE 9 — LAND USE RIGHT

The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2008	2007
Land use right	$ 439,271	$ 411,302
Less: Amortization	(23,086)	(13,390)
Land use right, net	$ 416,185	$ 397,912

Amortization expense charged to operations was $8,671 and $7,925 for the years ended December 31, 2008 and 2007, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 10 — BANK LOANS

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2008	2007
Accrued payroll	$ 364,855	$ 129,146
Accrued employee benefits	284,250	361,691
Accrued pension expenses	153,291	90,637
Accrued interest expenses	-	1,021,811
Accrued sales commission	77,376	72,450
Other accrued expenses	401,202	10,658
Other payables	278,485	17,227
	$ 1,559,459	$ 1,703,620

NOTE 12 — TAXES PAYABLE

Taxes payable consist of the followings:

	December 31,	December 31,
	2008	2007

Income taxes payable	$ 4,046,654	$ 3,478,721
Sales-related taxes payable	351,460	275,768
VAT payable	4,292,961	2,298,825
Property taxes payable	113,355	76,164
	$ 8,804,430	$ 6,129,478

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 13 — DEFERRED GOVERNMENTAL SUBSIDIES

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

NOTE 14 — DUE TO RELATED PARTIES

Due to related parties consist of the followings:

	December 31,	December 31,
Name of Related Parties	2008	2007

Harbin Sunshine Linen Textile Co., Ltd.	$ -	$ 1,130,912
Harbin Zhongyi Sunshine Linen Co., Ltd.	56,470	453,267
	$ 56,470	$ 1,584,179

NOTE 15 — LOANS FROM RELATED PARTIES

Loans from related parties consist of the following:

	December 31,	December 31,
Name of Related Parties	2008	2007
Mr. Ren Gao, Majority Owner of the Group	$ -	$ 116,858

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 16 — GOVERNMENTAL SUBSIDY INCOME

Governmental subsidy income consists of the followings:

	For the Year Ended December 31,

Name of Governmental Subsidy	2008	2007
Income tax refund subsidy	$ 1,029,178	$ 1,128,040
Land use right subsidy	7,514	6,868
Building subsidy	41,864	-
Leading enterprise grant	-	132,085
Financial supporting grants	245,669	140,974
	$ 1,324,225	$ 1,407,967

NOTE 17 — RELATED PARTY TRANSACTIONS

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

NOTE 18 — CONCENTRATION

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 19 — EARNINGS PER SHARE

	For the Year Ended December 31,

	2008	2007
Net income for basic and diluted earnings per share	$ 2,856,769	$ 3,473,191
Weighted average number of shares	19,511,256	18,963,005
Basic and diluted earnings per share	$ 0.15	$ 0.18

The weighted average number of shares and earnings per share for 2007 have been restated for the impact of share exchange as a result of the Reverse Acquisition.

NOTE 20 — DIVIDEND DISTRIBUTION

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

NOTE 21 — COMMON STOCK CONTRIBUTED BY SHAREHOLDER FOR SERVICES

Lanxi Sunrise entered into an Advisory Agreement with Mid-Continental Securities Corp. on March 30, 2007.  Pursuant to Pursuant to that agreement, Mid-Continental Securities Corp, or its designees, were entitled to receive a total of 804,000 shares of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and certain of its designees by some shareholders of the Company in 2008. The Company has accounted for this as a contribution of capital by its shareholders and recorded a charge to operations as general and administrative expense in the amount of $844,200 for the year ended December 31, 2008.  Such shares were valued based on the closing market price of $1.05 per share at the date of transfer.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 22 — INCOME TAX

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

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 22 — INCOME TAX (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 22 — INCOME TAX (Continued)

The effective tax rate differed from the statutory income tax rate is as follows:

	For the Year Ended December 31,

	2008	2007
China statutory income tax rate	25%	33%
Effect of:
Non-deductible expenses	5.19%	0.20%
Change in income tax rate and others	(0.49%)	(1.57%)
Effective Tax Rate	29.70%	31.63%

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 23 — ASSET RETIREMENT OBLIGATIONS (Continued)

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

NOTE 24— COMMITMENTS AND CONTINGENCIES

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

NOTE 24— COMMITMENTS AND CONTINGENCIES (Continued)

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

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

Audited Financial Statements

Years Ended December 31, 2006 and 2005

INDEX TO FINANCIAL STATEMENTS

CONTENTS

PAGE(S)

INDEPENDENT AUDITOR'S REPORT	84
BALANCE SHEETS	85-86
STATEMENTS OF INCOME	87
STATEMENTS OF OWNERS' EQUITY	88
STATEMENTS OF CASH FLOWS	89-90
NOTES TO FINANCIAL STATEMENTS	91-101

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

December 31, 2006 and 2005

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd (the “Company”) was established in Lanxi County, Heilongjiang Province in June 2002. The registration capital is USD 726,000. Its initial four owners are Harbin Sunshine Linen Textile Co. Ltd with investment of USD 166,980, accounting for 23% of the registration capital; Heilongjiang Lanxi Linen Textile Industry United Co., Ltd，with investment of USD 290,400, accounting for 40% of the registration capital; Lijing Chen (individual) with investment of USD 159,720, accounting for 22% of the registration capital; and Chengjie Li (individual) with investment of USD 108,900, accounting for 15% of the registration capital.

In June 2007, Harbin Sunshine Linen Textile Co. Ltd, Heilongjiang Lanxi Linen Textile Industry United Co., Ltd, and Lijing Chen had fully transferred their shares to Ren Gao (individual).  After the changes in equity, Ren Gao holds 85% of registration capital valued at USD 617,100, and Chengjie Li holds 15% of registration capital valued at USD 108,900.

The Company is principally engaged in the production and sale of linen yarn, linen hemp, linen textile, linen raw material, linen/viscose, and blending linen； the development of linen technology；and consultation and cooperation of economic technology related to linen.

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

December 31, 2006 and 2005

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

December 31, 2006 and 2005

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

December 31, 2006 and 2005

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

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendments of ARB No. 51 (SFAS 160)." SFAS 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial situation and results of operations.

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

5. GOVERNMENT GRANTS RECEIVABLE

In 2006, Heilongjiang Lanxi Government (“Lanxi Government”) issued a document, The Attitude of Lanxi Government for Encouraging Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd to Expend Reproduction. The document shows that Lanxi is a national level impoverished county and Lanxi Government decides to provide government grants to the Company for next three years from 2006 in order to encourage the development of local preponderant companies. The value of the grants is equal to the Company’s income tax payable for years of 2006, 2007 and 2008. The grants will not be included in the calculation of income tax payable. The company must pay the corporation income tax and provide tax payment evidence to Lanxi government before Lanxi Government deposits government grants into the Company’s account. According to the above provision, values of USD 934,480 is accounted as the government grants in 2006. The Company expects to pay income taxes related to its taxable income for the years ended December 31, 2006 and 2007 in 2009 and 2010, respectively. The relevant government grants related to the tax payments are also expected to be received in 2009 and 2010, respectively. At December 31 2006, the present value of government grants is USD 1,744,538.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following at December 31:

	2006		2005
	USD		USD
Building and warehouses	2,764,050		2,199,665
Machinery and equipment	3,956,842		2,256,352
Office equipment and furniture	58,558		21,354
Motor vehicles	8,244		4,367
Total	6,787,694	0	4,481,738

Less: accumulated depreciation	-1,317,266		-983,930

Add: construction in progress	1,317		775,980
Idle Fixed assets	67,968
Fixed assets to be disposed	11,224
Total Property, Plant and Equipment:	5,550,937		4,273,788

7. LAND USE RIGHT

	2006	2005
	USD	USD
Land use right	384,601	49,600
Less: accumulated depreciation and amortization	-4,829	-992
Land use right, net	379,772	48,608

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

8. BANK LOANS

From May to December in 2004, the company signed ten short-term loan contracts and received proceeds from the short-term loans with the total value of USD 5,240,000 from Lanxi branch of The Agriculture Bank of China. At the maturity of the above-mentioned loans, the company signed an agreement with the bank to defer the loans for one more year to 2006. The company repaid USD 189,908 in 2006, and the remaining loan amount was not repaid at maturity. The bank collected the punished interest on overdue loan that is based on original interest rate. The weighted average interest rate during the loan period is 7.8%. And the weighted average interest rate is 14.4% after the loan was overdue. The loan is currently in the term-extending process.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

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

December 31, 2006 and 2005

11. TAXES PAYABLE

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

December 31, 2006 and 2005

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

December 31, 2006 and 2005

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

19. CONCENTRATION OF CREDIT AND OTHER RISK

Substantially all raw material is imported from foreign supplies through Harbin Sunshine Linen Textile Co. Ltd (Note 12). The foreign suppliers are the following:

Major Vendors	Percentages in Business
CLLIN	36.56%
SANECO	29.40%
NOVJOS	9.47%
DEBRUYNE	10.29%
ALBERT BRILLE NV	6.39%
Total	92.11%

Major customers and their percentages in business are as follows:

Major Customers	Percentages in Business
Harbin Sunshine Linen Textile Co. Ltd (Note 12)	43.42%
Shaoxing Yinxiang Cotton linen Co., Ltd	21.49%
Shaoxing City Hongda Cotton linen Co., Ltd	8.87%
Lanxi Tianxianfang Linen Textile Co., Ltd	10.54%
Harbin Zhongyi Sunshine Linen Co., Ltd (Note 12)	8.44%
Total	92.76%

In case of changing major vendors and customers, there will be a material impact on the company.

20. COMMITMENTS AND CONTINGENCIES

Operating Lease

Company has an equipment lease agreement with Lanxi Tianxianfang Linen Textile Co., Ltd. The value of the equipment is USD 2 million, and the annual leasing fee is USD 148,673 with a term of one year. The lease agreement is renewed on an annual basis.  Leased equipment is used for the production line of yarn forming, and it is essential to the production.

HEILONGJIANG LANXI SUNRISE LINEN TEXTILE INDUSTRY CO., LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Other

The company used the usufruct of two pieces of land to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd that received the import letter of credit with the maximum value is USD 959,700 from the Harbin Zhaolin Branch of Bank of China. The net value of the usufruct of land was USD 330, 542 in 2006 and USD 341, 979 in 2005, respectively.

ITEM 18.  FINANCIAL STATEMENTS

See Item 17

ITEM 19.  EXHIBITS

Exhibit Number
1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002.	(*)
1.1.1	Certificate of Incorporation of China Linen Textile Industry, Ltd., dated May 26, 2008.
1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(*)
1.2.1	Articles of Association of China Linen Textile Industry, Ltd., dated May 26, 2008.
1.3	Certificate of Extra-provincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(*)
1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(*)
1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(*)
1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(*)
1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(*)
1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(*)
1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(*)
2.1	Option Agreements between the Company and Management, Directors, Officers and Employees of Aquasol Envirotech Ltd.	(*)
2.2	Loan Agreement between the Company and Aquasol EnviroTech (Canada) Ltd. dated April 1, 2000	(*)
4.1	Share Exchange agreement between Aquasol EnviroTech Ltd. and Aquasol EnviroTech Ltd. (an Alberta Corporation) dated March 10, 2000	(*)
4.2	Consulting Agreement dated October 1, 2004 and Yenyou (Jeff) Zheng.	(*)
4.3	Cost Sharing Agreement dated October 1, 2004	(*)
4.4	Assignment of Invention	(*)
4.5	Patent Number US #6,582,596 B2, granted June 24, 2003 in the United States	(*)

4.6	Patent Number #138316, granted July 1, 2001 in Taiwan	(*)
4.7	Patent Pending: Application #2,292,244, Application Date: December 14, 1999 in Canada	(*)
4.8	Pending Patent: Application #001030779, Application Date: February 28, 2000 in The People’s Republic of China.	(*)
4.9	Report by NovaTec Consultants Inc. dated September 2001.	(*)
4.10	Cost Sharing Agreement dated July 1, 2006	(*)
4.11	Agreement for Share Exchange between Aquasol Envirotech, Ltd., Bright International Group. Co., Ltd. and the shareholders of Bright International Group Co., Ltd., dated April 11, 2008.	(*)
4.12	Agency Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., and Harbin Sunshine Linen Textile Co., Ltd., dated November 7, 2005.	(*)
5.1	Stock Option Plan dated	(*)
11.1	Code of Ethics – Chief Executive Officer	(*)
11.2	Code of Ethics – Chief Financial Officer	(*)
11.3	Code of Ethics – Directors and Officers	(*)
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 (*) = previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

CHINA LINEN TEXTILE INDUSTRY, LTD.

BY:  _/s/ Gao Ren______________________

         GAO REN, PRESIDENT

DATE: June 7, 2010