Form 20-F/A
period 2008-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2010-06-25
CIK 1336655

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 4)

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

43

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

44

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

44

ITEM 17.  FINANCIAL STATEMENTS

44

ITEM 18.  FINANCIAL STATEMENTS

103

ITEM 19.  EXHIBITS

103

EXPLANATORY NOTE

China Linen Textile Industry, Ltd., a corporation incorporated under the laws of the Cayman Islands B.W.I., (hereinafter referred to as “we,” “us,” “our,” or the “Company”)  is filing this Amendment No. 4 on Form 20-F/A (this "Amendment") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, which was filed with the Securities and Exchange Commission on July 14, 2009 (the "Original Filing"), and subsequently amended on July 30, 2009 (“Amendment No. 1”), April 14, 2010 (“Amendment No. 2”) and June 9, 2010 (“Amendment No. 3”). This Amendment No. 4 is being filed for the purpose of correcting the Statement of Cash Flows which was part of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2008 which were filed as part of Amendment No. 3. The Statement of Cash Flows filed as part of Amendment No. 3 was inadvertently incomplete.

Except as described above, no other changes have been made to Amendment No 3, , and this Amendment No. 4 on Form 20-F/A does not amend, update or change any other information in the financial statements or any other items or disclosures in Amendment No. 3. This Amendment No. 4 on Form 20-F/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures, including any exhibits to the Original Filing affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the Original Filing, as amended in Amendment No. 3.  Accordingly, this Amendment No. 4 on Form 20-F/A should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including any amendments to those filings.

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

Audited Consolidated financial statements of China Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2008 and 2007.

b.   Audited financial statements of Heilongjiang Lanxi Sunrise Textile Co, Ltd., for the fiscal years ended December 31, 2006 and 2005.

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	47

Financial Statements
Consolidated Balance Sheets	48
Consolidated Statements of Operations and Other Comprehensive Income	49
Consolidated Statements of Changes in Shareholders’ Equity	50
Consolidated Statements of Cash Flows	51-52
Notes to Consolidated Financial Statements	53-82

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

(Stated in US Dollars)

	2008	2007 (A)
Cash Flows from Financing Activities
Proceeds from bank loans	$ 3,936,110	$ -
Payments on bank loans	(5,986,251)	(67,998)
Payments on loans from local government	(43,353)	-
Payments on loans from related parties	(124,804)	(394,082)
Dividend payment	-	(33,021)
Proceeds from reverse merger	141,526	-
Net cash used in financing activities	$ (2,076,772)	$ (495,101)
Increase (Decrease) in cash	32,624	(24,243)
Effects of foreign currency conversion on cash	(25,409)	(13,201)
Cash at beginning of year	3,459	40,903
Cash at end of year	$ 10,674	$ 3,459

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$ 1,553,494	$ 4,108
Income taxes	$ 857,118	$ 54,438

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

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

Audited Financial Statements

Years Ended December 31, 2006 and 2005

INDEX TO FINANCIAL STATEMENTS

CONTENTS

PAGE(S)

INDEPENDENT AUDITOR'S REPORT	85
BALANCE SHEETS	86-87
STATEMENTS OF INCOME	88
STATEMENTS OF OWNERS' EQUITY	89
STATEMENTS OF CASH FLOWS	90-91
NOTES TO FINANCIAL STATEMENTS	92-102

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

DATE: June 21, 2010