Form 20-F
period 2009-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2010-08-18
CIK 1336655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________

For the transition period from __________ to ___________

Commission file number 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD.
(Exact name of the Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Chengdong Street, Lanxi County, Heilongjiang Province
People’s Republic of China
Tel: +86-455-563-5885
Fax: +86-451-8230-9971
(Address of principal executive offices)

Zhao Chunfu
Chengdong Street, Lanxi County, Heilongjiang Province
People’s Republic of China
Tel: +86-451-82292393
Fax: +86-451-8230-9971
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value $0.002 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 20,200,003 ordinary shares, par value $0.002 per share, as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes       ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial	☐ Other
Reporting Standards as issued by
the International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                      ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒  No

i

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F (“Annual Report”) references to:

•	“Bright” refers to our wholly owned subsidiary Bright International Group Co., Ltd., a Republic of Vanuatu corporation;

•	“China Linen,” “we,” “us,” “our,” “our company” or -“the company” refer to China Linen Textile Industry, Ltd. (together with its subsidiaries, Bright and Lanxi Sunrise);

•
“Creation” refers to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands that holds approximately 40.51% of our ordinary shares;

•	“dollars” or “$” refer to the legal currency of the United States;

•
“Lanxi Sunrise” or “PRC Subsidiary” refers to Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., a People’s Republic of China corporation of which Bright is a 95% holder and Mr. Gao Ren, our Chief Executive Officer and chairman, is a 5% holder;

•	“ordinary shares” or “our ordinary shares” refers to the ordinary shares of the company, par value $0.002 per share;

•	“PRC” or “China” refer to the People’s Republic of China; and

•	“RMB” refers to Chinese Renminbi.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this Annual Report constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue,” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language included in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changing principles of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the textile industry in China;

•	fluctuations in customer demand;

•	management of rapid growth;

•	general economic conditions;

•	changes in government policy;

•	the fluctuations in sales of consumer and commercial textiles in China;

•	China’s overall economic conditions and local market economic conditions;

•	our business strategy and plans;

•	the results of future financing efforts; and

•	and geopolitical events.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.  See Item 16.F Change in Registrant’s Certifying Accountant below for information about the recent change in our auditor.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected financial data for the company for the twelve-month periods ended December 31, 2009, 2008 and 2007 presented below is derived from the audited consolidated financial statements of the company.  The selected financial data for the twelve-month periods ended December 31, 2006 and 2005 is derived from the audited financial statements of Lanxi Sunrise.

All currency referenced in this report refers to United States dollars unless otherwise indicated. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

	Fiscal Year Ended December 31,
	2009	2008(3)	2007	2006		2005

Revenues	$29,386,131	$22,945,122	$20,782,804	$14,518,393		$12,863,924
Income from Operations	7,076,487	3,111,181	4,455,735	3,535,282		1,333,674
Net Income	5,730,519	2,856,769	3,473,191	2,713,090		199,076
Total Assets	36,130,959	36,224,260	31,332,222	26,389,323		18,287,159
Total Current Liabilities	12,394,217	18,168,708	18,695,620	18,902,671		14,187,187
Net Current Assets	12,011,508	6,192,533	3,367,908	612,248		(222,424)
Stockholders’ Equity	21,473,612	15,603,140	10,993,352	6,939,639		4,099,972
Weighted Average Number of Shares Outstanding	20,108,333	19,511,256	18,963,005	N/A	(1)	N/A	(1)
Basic and Diluted Earnings Per Share (2)	$0.28	$0.15	$0.18	N/A	(1)	N/A	(1)

(1) The financial data for 2005 through 2006 was derived from the results of operation for Lanxi Sunrise, which is a limited liability company. As a result, the information on net income per share, number of shares outstanding and diluted net income per share is not applicable.

(2) The Company did not have any dilutive potential shares or issue any stock options.  As a result, the diluted earnings for 2007, 2008 and 2009 is the same as the basic earnings per share.

(3) The Company has restated its consolidated financial statements as of December 31, 2008 and for the year then ended, after having identified a share based compensation adjustment due to an Advisory Agreement between Lanxi Sunrise and Mid-Continental Securities Corp., dated March 30, 2007, not accounted for in the consolidated financial statements. Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, was entitled to receive a total of 804,000 shares of common stock of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and its designees by certain shareholders of the Company in 2008. In the restated 2008 Financial Statements, the Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200.  Such shares were valued based on the closing market price of $1.05 per share on the date of transfer. For the year ended December 31, 2008, the effect of the restatements was to decrease previously reported net income of $3,700,969 to $2,856,769.

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8259 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On August 6, 2010, the noon buying rate was RMB6.7680 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End

Year ended December 31, 2005	8.1826	8.2765	8.0702	8.0702
Year ended December 31, 2006	7.9579	8.0702	7.8041	7.8041
Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2946
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8225
Year ended December 31, 2009	6.8295	6.8470	6.8244	6.8259
2010
February	6.8285	6.8330	6.8258	6.8258
March	6.8262	6.8270	6.8254	6.8258
April	6.8256	6.8270	6.8240	6.8247
May	6.8275	6.8310	6.8245	6.8305
June	6.8184	6.8323	6.7815	6.7815
July	6.7715	6.7740	6.7680	6.7680
August (through August 6th)	6.7762	6.7807	6.7709	6.7735

Source Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risks Relating to Our Business

In order to produce our products we must be able to purchase sufficient quantities of flax. If we are unable to purchase sufficient quantities of flax, it will affect the production capacity of our products, and we may fail to satisfy the demand of our customers.

We may become unable to source and purchase sufficient quantities of flax, which presents a significant risk to our business.  Ordinary quality flax is widely available, and most of the flax grown in China is ordinary quality because of dry climate conditions. However, we currently import the flax we require primarily from France, Belgium and Egypt and rely on our affiliates, Harbin Zhongyi Sunshine Linen Co., Ltd. and Harbin Sunshine Linen Textile Co., Ltd., which are controlled by our Chief Executive Officer and chairman, to source and import the flax we require annually on our behalf. There is no assurance that we will be able to continue to rely on contacts and business relationships established by Harbin Zhongyi Sunshine Linen Co., Ltd. and Harbin Sunshine Linen Textile Co, Ltd. to source and acquire flax on our behalf, and there is no assurance that we will continue to be able to source and purchase sufficient quantities of flax for use in our production process.  In the event we are unable to acquire sufficient quantities of flax, our production process will be adversely affected and we may be unable to produce our products. In such an event, our business could be adversely affected.  The availability and price of flax are subject to fluctuations due to unpredictable factors such as weather, plantings, government farm programs and policies, and market demand. Reduced supply of flax due to weather-related factors or other reasons could adversely affect our profitability by increasing the cost of raw materials used in our processing operations. Reduced supplies of flax could also limit our ability to procure, transport, store, process and merchandise our products in an efficient manner, which could adversely affect our profitability. In addition, the availability and price of flax can be affected by other factors, such as plant disease, which can result in crop failures and reduced harvests.

Our operating results will suffer if the price of raw materials increases and we cannot pass the increased cost through to our customers.

The primary raw materials included in our products are flax and other supplementary materials. The prices for these raw materials are subject to market forces largely beyond our control, including weather, plantings, government farm programs and policies, and market demand. The prices for these raw materials may fluctuate significantly based upon changes in these forces. Our operating results may be harmed if we are unable to pass any raw material price increases through to our customers. If we are forced to increase prices of our products due to increases in the prices of raw materials, the demand for our products could decrease, which could harm our operations and financial results.

We are subject to market and channel risks due to our dependence on third-party distributors.

We sell our products through distributors.  Because of this, we are dependent to a large degree upon the success of our European and PRC based distribution channels as well as the success of specific retailers in the distribution channel. We rely on these distribution channels to purchase, market, and sell our products.  Our success is dependent, to a large degree, on the growth and success of these retailers and distributors, which may be outside our control.  There can be no assurance that our distribution channels will be able to grow or prosper as they face price and service pressure from other channels.  There can be no assurance that retailers in our distribution channel, in the aggregate, will respond or continue to respond to our marketing commitment in these channels.

In order to grow at the pace expected by management, we will require additional capital to support our long-term business plan.  If we are unable to obtain additional capital in future years, we may be unable to proceed with our long-term business plan and we may be forced to limit or curtail our future operations.

We will require additional working capital to support our long-term business plan, which includes expanding our current production capacity, establishing a yarn-dyed fabric factory and identifying suitable targets for horizontal or vertical mergers or acquisitions.  Our working capital requirements and the cash flow provided by future operating activities, if any, is expected to vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources.  Additional financings could result in significant dilution to our existing shareholders or the issuance of securities with superior rights to our current outstanding securities.  In addition, we may grant registration rights to investors purchasing future equity or debt securities, which will increase the number of shares that are eligible for sale. In addition, a lack of additional financing could force us to substantially slow down our operations if our cash flows are insufficient at that time to maintain our operations.

Our failure to comply with the covenants contained in our bank loans, including as a result of events beyond our control, could result in an event of default that could cause repayment of the debt to be accelerated.

As of December 31, 2007 and during the first quarter of 2008, as a result of a delay in required payments on certain outstanding bank loans with Agricultural Bank of China, the bank charged higher interest rates than set forth in the original loan agreements on an aggregate outstanding loan amount of $5,754,890.  For the year ended December 31, 2007, interest expense arising from these bank loans was $817,596, including the additional interest expense of $357,178 incurred from the higher interest rates.  For the year ended December 31, 2008, we incurred an additional $102,808 of interest expense due to the event of default with respect to the bank loans outstanding as of December 31, 2007.  In the future, if we are not able to comply with the covenants and other requirements contained in our loan agreements or other debt instruments, another event of default under the relevant loan agreement could occur. If an event of default were to occur again, it could trigger additional excess interest payments, a default under our other debt instruments and we could be prohibited from accessing additional financing.  In addition, we may not be able to obtain additional financing to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

Our future success depends in part on attracting and retaining key senior management and qualified technical and sales personnel. We also face certain risks with respect to changes in our management team.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our management team led by our Chief Executive Officer and chairman. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

Our growth strategy includes making acquisitions in the future, which could subject us to significant risks, any of which could harm our business.

Our growth strategy includes identifying and acquiring, or investing in, suitable acquisition candidates on acceptable terms.  Over time, we may acquire or make investments in other companies with products that complement our business and other companies in the linen textile industry.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management’s attention from running our existing business;

•
potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our internal controls and disclosure procedures and financing, accounting and product distribution systems;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services or products; and

•	dilution to shareholders if we issue securities in any acquisition.

Moreover, performance problems with an acquired business’ technology, products or services could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

We expect approximately 95% of our sales revenues will be derived from our five largest customers in 2010 and any reduction in revenues from any of these customers would reduce our revenues and net income.

In fiscal year 2008, we derived 95.8% of our revenue from our five largest customers; in fiscal year 2009, we derived 94.5% of our revenue from our five largest customers. Harbin Sunshine Linen Textile Co., Ltd. and Harbin Zhongyi Sunshine Linen Co., Ltd., which are controlled by our  Chief Executive Officer and Chairman, were among our five biggest customers in each of 2008 and 2009.  Harbin Zhongyi and Harbin Sunshine are agents of Lanxi Sunrise, through which our sales to some customers are conducted.  We are working towards diversifying our customer base to put less reliance on any one customer; however, the loss of one of our major customers would decrease our revenues and net income.

We are subject to credit risk given that we expect approximately 95% of our sales revenues will be derived from our five largest customers in 2010 and any failure to collect, or untimely collection of, the trade receivables could affect our liquidity.

In fiscal year 2009, we derived 94.5% of our revenue from our five largest customers.  Although we have insurance to protect us against the non-payment of amounts due by our customers, our customers generally pay in installments, with a portion of the payment upfront and a portion of the payment upon receipt of our products by our customers. We perform ongoing credit evaluations of our customers’ financial condition and generally have no difficulties in collecting our payments. If we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

We may not be able to manage our expected growth and enlarged business.

Our growth strategy may not be successful for the following reasons:

•
Our ability to obtain additional capital for growth is subject to a variety of uncertainties, including our operating results, our financial condition, general market conditions for capital raising activities, and economic conditions in China.

•
Our profitability will be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, technological improvement projects, the recruitment of new employees, the upgrading of our management, operational and financial systems, procedures and controls, and the training and management of our growing employee base.

•	Failure to manage our growth and enlarged business effectively could have a material adverse effect on our business, financial condition and results of operations.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb the capital and expenses necessary for our growth. Failure to manage our growth and enlarged business effectively could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history does not serve as an adequate basis to predict our future prospects and results of operations.

We have a limited operating history. From June 2002 until June 2007, Lanxi Sunrise operated as a state-owned holding company under the Company Law of the PRC.  In June 2007, Lanxi Sunrise converted from a state-owned holding company into a privately owned business enterprise. However, we consummated our reverse acquisition with Bright in which Bright became our wholly owned subsidiary and Lanxi Sunrise became our 95% owned subsidiary in April 2008. As such, we have a limited operating history upon which the viability and sustainability of our business may be evaluated.  See “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations.” We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new business in China.  Please see “Risk Factors – Risks Relating to Operations in China.”

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations would suffer. In particular, as most of our expenses are fixed in the near future or incurred in advance of anticipated revenues, we may not be able to modify our business plan in time to address any shortfall in revenues and profits.

Our internal controls over financial reporting and our disclosure controls and procedures have been ineffective, and as a result we may be unable to accurately report our financial results, report our financial results in a timely manner or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems.  Based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management has concluded that, as of December 31, 2009, we had a material weakness in our internal controls over financial reporting relating to a failure of certain departments of the Company to communicate promptly and effectively with our management. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules.  For example, we will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures.  We will need to take action to remediate the material weaknesses in our internal controls. If we are unable to implement solutions to remediate the weaknesses in our existing internal controls and procedures, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will also engage external Sarbanes-Oxley consultants or recruit experienced professionals to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

In the future, our auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We purchase flax approximately twice a year, which may not be possible if we are unable to accumulate funds or obtain financing to make purchases at that time.

We import flax primarily from France, Belgium and Egypt.  Although there is typically a sufficient supply of raw material, we cannot predict when our operations may not generate sufficient cash flows to fund our purchasing requirements. In such case, we will be required to finance our cash needs through public or private equity offerings, bank loans or other debt financing, or otherwise. There can be no assurance that international or domestic financing will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our purchases, increase our financing costs, or both.

The transfer of state-owned equities in China is subject to approval by certain governmental authorities. Any failure by us to comply with PRC laws and regulations in respect of the transfer of state-owned equities may result in the imposition of fines or other penalties.

Lanxi Sunrise was established as a state-owned holding company in June 2002 and changed into a privately owned business enterprise in June 2007, when Mr. Gao, our Chief Executive Officer and chairman, purchased all of the state-owned equities of Lanxi Sunrise. Under PRC law, the transfer of state-owned equities is subject to certain procedures and approvals. There was no approval regarding the transferring of the stated-owned equities; however, the State-Owned Assets and Administration Commission of Lanxi County subsequently issued a Confirmation Letter stating that it recognized the transfer of such state-owned assets to Mr. Gao.  Although this letter was issued, we cannot exclude the possibility that higher levels of the PRC government may revoke the letter which may result in the imposition of fines or other penalties.

We may not possess all of the approvals, permits and licenses required to operate our business, or we may fail to maintain the approvals, permits and licenses we currently hold. This could subject us to fines and other penalties, which may have a material adverse effect on our business, financial condition and results of operations.

We are required to hold a variety of approvals, permits and licenses to operate our business in China. We may not possess all of the approvals, permits and licenses required for all of our business activities. In addition, there may be circumstances under which an approval, permit or license granted by a governmental agency is subject to change without substantial advance notice, and it is possible that we could fail to obtain an approval, permit or license that is required to expand our business as we intend. If we fail to obtain or to maintain such permits or licenses or renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we would be able to offer. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our Articles of Association include certain provisions that may discourage a change of control.

Certain provisions of our memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including those attempts that might result in a premium over the market price being paid for the shares held by shareholders.

Certain of these provisions provide for:

•
requiring a special resolution, namely the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of such shareholders as being entitled to vote at a general meeting of the company in person or by proxy or a written resolution signed by all shareholders entitled to vote, generally to remove a director; and

•
appointing additional directors to the board by resolution of the existing directors (provided that such additional directors shall not exceed 1/3 in number of the directors elected at the last annual general meeting) or by an ordinary resolution, namely the affirmative vote of a majority of the shareholders entitled to vote at a duly convened meeting in person or by proxy.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

The effects of the global financial crisis are far-reaching and difficult to predict.

During the second half of 2008, the international capital markets experienced severe volatility and exhibited overall significant declines in prices of equity securities, which events taken in combination with a freezing of international credit markets and lack of availability of private capital led to a near shutdown of private flows of capital. In addition, the fraud perpetrated by Bernard Madoff exacerbated a lack of confidence in global financial institutions and their oversight.

Government responses to these events have included partial nationalization of certain industries and enterprises, “bail-out” packages intended to provide liquidity to market participants and several high profile acquisitions and bankruptcies. While global economies have begun to show signs of stabilizing and, in some instances, the beginnings of recovery, it is difficult to predict the effect that the global financial crisis may have on our business, our expansion plans and our ability to raise capital required to implement our expansion plans.

We do not presently maintain business disruption insurance. Any disruption in the operations of our production facility would damage our business and disrupt our production and have a material adverse effect on our business, financial position on results of operations.

Our business could be materially and adversely affected by power shortages, natural disasters, terrorist attacks or other events in the PRC. For example, in early 2008, parts of the PRC suffered a wave of strong snow storms that severely impacted public transportation systems and the power supply in those areas. In May 2008, Sichuan Province in the PRC suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may have a material adverse effect on the general economic conditions in the areas affected by the earthquake. In July 2008, explosive devices were detonated on several buses in Kunming, Yunnan Province of the PRC, which resulted in disruptions to public transportation systems in Kunming and casualties. Any future natural disasters, terrorist attacks or other events in the PRC could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

While we have property damage insurance and automobile insurance, we do not carry business disruption insurance, which is not readily available in the PRC. Any disruption of the operations in our production facility would have a significant negative impact on our ability to manufacture and deliver products, which would cause a potential diminution in sales, the cancellation of orders, damage to our reputation and potential lawsuits.

Risks Relating to Our Industry

The linen textile industry is competitive and includes many competitors which are larger, have more resources and more technological capability than us.  There is no assurance that we will be able to effectively compete with our competitors or that we will be able to maintain or increase our market share.

The global market for linen production is growing rapidly and includes many competitors both in China and in other parts of the world.  We have many large competitors in China which only make thread and do not also produce cloth.  We also have many competitors in China and in other parts of the world that produce cloth.  In addition, although the market for sale of linen products is expected to grow rapidly in China, consumers for linen textile products are currently mainly in foreign markets outside of China.  Therefore, in order to compete effectively we must establish and maintain connections with buyers in foreign markets.  There is no assurance that we will be able to continue to compete in this market and to maintain or increase our market share.

Risks Relating to Operations in China

Changes in political, economic and legal developments in China may adversely affect our business.

As we derive substantially all of our revenues in China and substantially all of our assets and operations are in China, our continued growth would depend heavily on China’s general economic condition. The Chinese economy has grown significantly in recent years, especially after China’s accession to the World Trade Organization in 2001. We, however, cannot assure you that the Chinese economy will continue to grow, or that such growth will be steady or in geographic regions or economic sectors that will benefit us. A downturn in China’s economic growth or a decline in economic condition may have material adverse effects on our results of operations.

Further, we will continue to be affected by the political, social and legal developments of China. Since the late 1970s, the PRC government has introduced a series of economic and political reforms, including measures designed to effectuate the country’s transitioning from a planned economy to a more market-oriented economy. During such economic and political reforms, a comprehensive system of laws were promulgated, including many new laws and regulations seeking to provide general guidance on economic and business practices in China and to regulate foreign investment. Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business.

In the past twenty years, the growth of the Chinese economy has been uneven across different geographic regions and different economic sectors. In order to stabilize national economic growth, the PRC government adopted a series of macroeconomic policies. These policies include measures that restricted excessive growth and investment in specific sectors of the economy. More recently, on the other hand, the PRC government has implemented stimulus responses to the global financial crisis. We cannot predict the future direction of economic reforms or the effects that any such measures may have on our business, financial condition or results of operations.

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

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with the PRC State Administration of Foreign Exchange, or “SAFE.” Further, any capital contribution by an offshore shareholder to its PRC subsidiaries should be approved by the Ministry of Commerce, “MOFCOM,” in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or “Circular 142”, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used.

We rely principally on dividends and other distributions on equity paid by our PRC Subsidiary, and limitations on its ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions on equity paid by our PRC Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our PRC Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

As an entity established in China, our PRC Subsidiary is subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC Subsidiary is a Sino-foreign joint venture enterprise, and may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. The total amount of our restricted net assets was RMB48.3 million ($7.1 million) as of December 31, 2009. In addition, if our PRC Subsidiary in China incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC Subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our PRC Subsidiary, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. As of December 31, 2009, we had cash denominated in U.S. dollars of approximately $6,822. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

Adverse changes in PRC economic and political policies could have a material adverse effect on the overall economic growth of China and that could increase inflation, which may reduce the demand for our products and materially and adversely affect our business.

Our PRC Subsidiary is based in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many aspects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the level and control of capital investment; and

•	the control of foreign exchange.

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index increased by 7.0% during the nine months ended September 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008. Beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. It is uncertain whether the various macroeconomic measures, monetary policies and economic stimulus packages adopted by the PRC government will be effective in restoring or sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments.

China’s legal system is different from those in most other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may even not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

Because our funds are held in banks in the PRC that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiary, limiting our subsidiary’s ability to distribute profits to us or otherwise adversely affect us.

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75,” on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, the SAFE Rules have retroactive effect. As a result, PRC residents who had established or acquired control of offshore companies that had made onshore investments in the PRC before promulgation of the SAFE Rules were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

To date, we have not received any communications from, or had contact with, the PRC government with respect to SAFE Rules. Neither do we have information regarding whether our shareholders who may be subject to SAFE Rules have made necessary applications, filings and amendments as required under SAFE Rules. However, we have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. As of the date of this Annual Report, no employee share option has been granted and is outstanding under the current share option scheme. All the options for the shares of our Company to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 78 since we become an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

In addition, the PRC employees involved in the Incentive Plan must be subject to approval by the competent foreign exchange administration authorities and make the registrations as required under Circular 78. We cannot assure you that the administration authorities would approve the Incentive Plan, or permit such PRC employees to go through the registration procedures. If this occurs, the management, operations and financial conditions of the listed company may be adversely affected.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

According to Lan Zheng Fa (2006) No. 14 to issued by Lanxi County People’s Government on August 20, 2006, Lanxi Sunrise is enjoying a loan interest discount of approximately $12.58 million over a six-year period, and Lanxi Sunrise was awarded a subsidy equivalent to the income taxes payable by the company to the PRC State Administration of Taxation and local administration of taxation for three years. Upon expiration of the three-year period, Lanxi Sunrise will enjoy a subsidy equivalent to the income taxes payable by the company to the local administration of taxation for two years. The discontinuation of such preferential tax treatment currently available to us will result in a decrease in our profits.

Under the EIT Law, we and/or Bright may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us and our non-PRC shareholders and/or Bright.

Under the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC Subsidiary through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to PRC withholding tax. Finally, if we are determined to be a resident enterprise under the EIT Law, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

If any such PRC tax applies, a non-PRC shareholder may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction of such PRC tax against such shareholder’s domestic taxable income or a foreign tax credit in respect for such PRC tax against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

Our PRC subsidiary is a foreign invested enterprise. As we conduct a significant portion of our businesses through a foreign investment enterprise in the PRC, we are subject to restrictions on foreign investment policies imposed by the PRC law from time to time. Generally, foreign invested enterprises enjoy more favorable tax treatment in the form of tax incentives and other preferential policies but are subject to more stringent restrictions in their business operations. If we cannot obtain approval from relevant approval authorities to engage in businesses that become restricted or prohibited for foreign investors, we may be forced to sell or restructure the businesses that have become restricted or prohibited for foreign investment. If we are forced to adjust our business portfolio as a result of changes in government policy on foreign investment, our business, financial condition and results of operations would likely be materially adversely affected.

Changes in PRC laws and regulations on labor and employee benefits may adversely affect our business and results of operations.

As we conduct a significant portion of our business through our PRC Subsidiary, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as an increase in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which would have an adverse impact on our business and results of operations.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations that became effective on September 8, 2006.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.

The new regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our shareholders’ economic interests.

The approval of the China Securities Regulatory Commission may be required in connection with an offering of our securities under PRC regulations, and, if required, we cannot currently predict whether we would be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC,” MOFCOM the State-Owned Assets Supervision and Administration Commission, or “SASAC”, the State Administration of Taxation, or “SAT”, the State Administration for Industry and Commerce, or “SAIC” and SAFE jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 (the “M&A Regulation”). This M&A Regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or “SPVs”, formed for the purpose of listing of the equity interests in the PRC Companies on an overseas stock exchange and directly or indirectly controlled by PRC individuals or companies to obtain approval from the CSRC prior to listing their securities on an overseas stock exchange. The application of this M&A Regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. As the application of this M&A rule is currently unclear and since the M&A Regulation was promulgated, the PRC government has not issued the implementing rules, and there may be some uncertainties as to how this M&A Regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently were to determine that the CSRC approval is required for an offering, we could face sanctions by the CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this transaction into the PRC, restrict or prohibit payment or remittance of dividends by its PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring or advising us to halt such an offering.

The approval of MOFCOM may be required in connection with the acquisition of Lanxi Sunrise by Bright under PRC regulations, and, if required, we cannot currently predict whether we will be able to obtain such approval.

The M&A Regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors in China more time-consuming and complex, including requirements in some instances that the approval of the MOFCOM or its competent local office shall be required in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Where a PRC enterprise or individual intends to acquire a domestic PRC affiliate in the name of a foreign company which the enterprise or the individual lawfully established or controls, such transaction shall be treated as a “related acquisition” and subject to the examination and approval of the MOFCOM. Regarding the transaction between Bright and Lanxi Sunrise, we cannot guarantee you that relevant PRC government authorities will not determine that approval of the MOFCOM was required at the time of the acquisition. If relevant PRC government authorities deem such transactions to be a related acquisition subject to the M&A Regulation, we may have violated the M&A Regulation and could be subject to administrative fines and other penalties from relevant PRC authorities, and we may be required to obtain approval for such transactions from the MOFCOM and could be required to divest Lanxi Sunrise, in which case we would lose the benefit of the revenues from such entity, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. In the future, we may grow our business in part by acquiring additional businesses in China. Compliance with the requirements of the M&A Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its competent local office, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

If there are any adverse public health developments in China, our business and operations may be severely disrupted.

Any prolonged occurrence of avian flu, severe acute respiratory syndrome, or “SARS,” swine flu, or other adverse public health developments in China or other regions where we have an operation or presence may have a material adverse effect on our business operations. These could include the ability of our personnel to travel or to promote our services within China or at other regions where we have an operation or presence, as well as temporary closure of our facilities. In particular, there have been reports of occurrences of avian flu and swine flu in various parts of China in recent years, including confirmed human cases. In response, the PRC government has authorized local governments to impose quarantine and other restrictions on movements of people and goods in the event of an epidemic. Any closures or travel or other operational restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu, or any other epidemic.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this Annual Report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As such, recognition and enforcement in China of judgments against us, our directors, executive officers or the experts named in this Annual Report obtained from a court in any of those jurisdictions may be difficult or impossible to enforce.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment in us.

Contract drafting, interpretation and enforcement in China involves significant uncertainty, which could leave us vulnerable to legal disputes and challenges related to our contracts.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail.

If our land use rights are revoked, we would have no operational capabilities.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our facilities rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our company.

We could be liable for damages for defects in our products pursuant to the Tort Liability Law of the PRC.

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

We are subject to a variety of environmental laws and regulations related to our manufacturing operations. Our failure to comply with environmental laws and regulations may have a material adverse effect on our business and results of operations.

Our manufacturing process generates noise, waste water, gaseous and other industrial wastes and we are required to comply with national and local regulations regarding environmental protection. We may not have all necessary environmental permits to conduct our business as it is presently conducted or control the use of, or may not be able to restrict adequately the discharge of hazardous substance. We are now in the process of applying for the waste disposal permit.  Our failure to obtain such permit on time may result in fines or penalties to us and may have an adverse affect on our operations.  If we fail to comply with any environmental regulations, we may be required to pay substantial fines, suspend production or cease of operations. Additionally, these regulations may change in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make capital and other expenditures to comply with environmental requirements.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or “SAT,” released a circular (Guoshuihan No. 698, or “Circular 698”) on December 10, 2009 that addresses the transfer of shares by nonresident companies.  Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China.  Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign (non-PRC) companies, or foreign investors, on gains derived from the indirect sale of a Chinese company.  Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes.

There is uncertainty as to the application of Circular 698.  For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant PRC taxing authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the actual tax burden in the country or jurisdiction of the offshore holding company and the extent of the disclosure to the tax authority in charge of the Chinese resident enterprise (or the process by which such disclosure should be made).  In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to determine if our company complies with Circular 698.  As a result, we (or a foreign investor in us) may become at risk of being taxed under Circular 698 and we (or such foreign investor) may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

Risks Relating to Our Ordinary Shares

Our Company, as a foreign private issuer, has limited reporting requirements under the Securities Exchange Act of 1934, as amended, which makes it less transparent than a United States issuer.

We are exempt from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions. Also, we are not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. As a result, we may be less transparent than a U.S. issuer.

Our ordinary shares are currently quoted only on the OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our ordinary shares are currently quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders to trade shares of our ordinary shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of June 30, 2008, the closing bid price for our ordinary shares was $2.00 per share and our shares are considered to be a “penny stock.”  As a “penny stock,” our ordinary shares may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

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

There can be no assurance that our ordinary shares will qualify for exemption from the Penny Stock Rule. In any event, even if our ordinary shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

One of our shareholders holds a significant percentage of our outstanding voting securities.

Mr. Gao, who is our Chief Executive Officer and chairman, controls approximately 41% of our outstanding voting securities through a contractual agreement with a 41% shareholder, which is Creation International Development Investments Limited, the sole registered shareholder of which is Mr. Gabriele Sanesi. As a result, Mr Gao possesses significant influence, giving him the ability, among other things, to prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent us from implementing our business strategies.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key research and development personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

There will be a substantial number of our ordinary shares available for sale in the future that may adversely affect the market price of our ordinary shares.

We currently have an authorized share capital of 500,000,000 ordinary voting shares with a par value of $0.002 per share, of which 20,215,003 are issued and outstanding. Our outstanding shares are currently eligible for resale under Rule 144. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur under Rule 144 or otherwise, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of our equity securities. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares.

Cayman Islands law may be less protective of shareholder rights than the laws of the U.S. or other jurisdictions.

We were incorporated as an exempted company under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2009 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may be different to those provided for under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, our directors or principal shareholders than they would as a shareholder of a U.S. company.

Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.

We are not incorporated in the United States. We are a Cayman Islands exempted company, Bright is a Republic of Vanuatu company and Lanxi Sunrise  is a PRC company, and all of our officers and directors reside outside the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. All of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We may not be able to pay any dividends on our ordinary shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this Annual Report for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

In addition, due to the failure of the Measures to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

Volatility in the price of our ordinary shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the Unites States and other countries have experienced significant price and volume fluctuations, and market prices of textile companies have been and continue to be extremely volatile. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

ITEM 4.	INFORMATION ON OUR COMPANY

A.	History and Development of the Company

We are an exempted company incorporated under the Companies Law (1998 Revision) of the Cayman Islands on February 3, 2000 as Aquasol Envirotech, Ltd.  On June 9, 2008, we changed our name to China Linen Textile Industry, Ltd.  On July 9, 2008, we acquired all of the shares of capital stock of Bright from its shareholders in exchange for the issuance of 18,963,005 of our ordinary shares and Bright became our wholly owned subsidiary.  The company, through Bright, which is the registered beneficial owner of 95% of Lanxi Sunrise, is engaged in research, production and sales of linen textile products.  Lanxi Sunrise and Bright entered into an equity transfer agreement in August 2007, pursuant to which Bright was to become the 95% holder of Lanxi Sunrise upon satisfaction of certain conditions set forth in the agreement, which occurred in April 2008. Mr. Gao, our Chief Executive Officer and chairman, is the owner of the remaining 5% of Lanxi Sunrise.

Reverse Acquisition with Bright

Lanxi Sunrise and Bright entered into an equity transfer agreement in August 2007, pursuant to which Bright was to become the 95% holder of Lanxi Sunrise upon satisfaction of certain conditions set forth in the agreement, which occurred in April 2008. Mr. Gao, our Chief Executive Officer and chairman, remains the owner of the remaining 5% of Lanxi Sunrise.

Immediately prior to our reverse acquisition with Bright, on June 9, 2008, Mr. Gao, our Chief Executive Officer and chairman, along with two employees of Lanxi Sunrise, purchased a total of 900,000 shares, or approximately 39.58% of our issued and outstanding ordinary shares, from seven previous shareholders.  The purchase price was $309,996, or approximately $0.34 per share, and resulted in the acquisition of 39.58% of our ordinary shares by Mr. Gao and the two employees of Lanxi Sunrise while we were still a shell company.

Following this stock purchase transaction by Mr. Gao and the two Lanxi Sunrise employees, on July 9, 2008, the company acquired 100 shares of Bright, constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,005 ordinary shares of the company. As a result of the transaction, Bright became a wholly owned subsidiary of the company. Bright is the registered beneficial owner of 95% of Lanxi Sunrise. For accounting purposes, Bright is regarded as the accounting acquirer, while the company before the reverse acquisition is deemed to have been acquired by Bright.  As a result the consolidated financial statements of the company have been prepared as a continuation of the consolidated financial statements of Bright.

The completion of the stock purchase transaction and the share exchange transaction described above (together the “Reverse Acquisition”) resulted in a change of control of the company.  On June 9, 2008, in anticipation of completion of the Reverse Acquisition, we changed our name to China Linen Textile Industry, Ltd.

Immediately following these transactions, we had a total of 20,100,003 shares issued and outstanding, of which 19,413,005, or approximately 96.58%, were owned by Mr. Gao and other former shareholders of Bright.

On June 30, 2008, we completed a 1:2 reverse stock split, thereby reducing our issued and outstanding shares from 2,273,996 to approximately 1,136,998.

2010 Restructuring

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in us (approximately 40.51% of our outstanding ordinary shares) held by or on behalf of Mr. Gao, our Chief Executive Officer and chairman, was transferred to Creation.  Mr. Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs. Gao and Sanesi (the “April 2010 Agreement”), Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if our net income from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

See “Information on our Company—C. Organizational Structure” for a chart depicting our corporate structure as of the date hereof.

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, George Town, Grand Cayman, KY1-1108, Cayman Islands. Our principal executive offices are located at Chengdong Street, Lanxi County, Heilongjiang Province, PRC and the telephone number at this address is 86-455-5635885. Investor inquiries should be directed to us at our principal executive offices. Our website is www.china-linen.net. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Island Stock Transfer, 100 Second Avenue South, Suite 705S, St. Petersburg, Florida, 33701. Our public filings can be accessed at www.sec.gov.

B.	Business Overview

We are principally engaged in the production and sale of linen yarn and various types of linen fabric. We are also involved in consultation, research and development related to linen technology and linen products.

We conduct all of our business activities through our majority-owned subsidiary, Lanxi Sunrise, which was incorporated in Lanxi County, Heilongjiang Province, PRC on June 11, 2002, as a state-owned holding company under the Company Law of the PRC. Lanxi Sunrise converted from a state-owned holding company into a privately owned business enterprise in June 2007.  Its manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.

The linen industry chain involves a 5-step process including (i) fiber production; (ii) yarn spinning; (iii) fabric weaving; (iv) bleaching; and (v) dyeing and finishing.  Our current operations are focused on only two of the steps in this process, yarn spinning and fabric weaving.  In the future, we plan to expand our operations to other segments of the industry chain including dyeing and finishing and the production of its own supply of flax.

We import flax primarily from France, Belgium and Egypt. The raw flax is put through a 5-step process at our manufacturing facility to make yarn. A portion of the yarn is sold to customers and a portion is used by us to weave various types of linen cloth. Our primary products include flax yarn, linen fabric, gray linen fabric, linen/cotton interwoven fabric and linen/rayon interwoven fabric.

Products and Services

We operate one yarn-spinning factory and two weaving factories at our facility in Lanxi County, PRC.  The main products we produce at this facility are flax yarn and gray linen fabric. We also design and produce other linen fabrics in various specifications requested by our customers including linen fabric, interwoven or blended fabrics including both a cotton/linen blend and a rayon/linen blend, semi-bleached fabric, piece-dyed fabric and jacquard fabric.

In our yarn-spinning factory, we processes raw flax into yarn through an automated multi-step process.  The annual production capacity of our yarn-spinning factory is approximately 1,600 tons of pure semi-bleached linen yarn and gray yarn in various specifications.  Our two fabric-weaving factories have an annual production capacity of approximately 8 million meters of fabric including linen gray fabric, hemp linen fabric, blended or interwoven fabric such as cotton/linen and rayon/linen blends, and semi-bleached linen fabric.  Approximately 95% of our annual yarn production is used by us for our own production of linen cloth. The remaining 5% of the yarn produced by us is sold to other producers of linen cloth in China and elsewhere.

We do not currently have our own yarn-dying facility.  We subcontracts this portion of the production process when required by customer specifications.

Our products are divided into four principal groups:

Linen Fabric

Our company can produce over 100 types of linen fabric. We mainly produce linen gray fabric and semi-bleached fabric. Linen fabric is produced by arranging the flax yarn both horizontally and vertically on the loom during the production process. Linen gray fabric is the main raw material for dyeing and finishing plants. We currently do not have enough production capacity to produce enough linen gray fabric to meet the sales demand for our dyed and finished products. In the future, we definitely plan to expand our production of linen fabric in order to accomplish our development strategy.

Linen Yarn

Linen yarn is a thin, long and has tensile strength and flexibility due to being twisted through several processes. Linen yarn is an unfinished product in linen textile industry, and is a main raw material for weaving. Linen yarn is supplied to weaving mills to process into fabric. There are over 50 types of yarn produced by our company, which are mainly used by us for weaving fabric. We currently do not have enough production capacity to produce enough linen yarn to meet the demand for our products. In the future, we definitely plan to increase our production capacity of linen yarn in order to accomplish our development strategy.

Linen Fabric Processing

We have a subcontracting business that processes linen yarn provided by other factories into linen fabric by using our weaving machines, for which we charge a processing fee.  We intend to continue operating this line of business, but it is not part of our long-term growth strategy.

Linen Yarn Processing

We have a subcontracting business that processes flax provided by other factories into linen yarn by using our weaving machines, for which we charge a processing fee.  We intend to continue operating this line of business, but it is not part of our long-term growth strategy.

Distribution and Marketing

Both the importation of raw materials and the export of finished goods are partially done through Agency Agreements with  Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi” ) and  Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our Chief Executive Officer and chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%.  Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine and at a price equal to the price to be paid by the overseas buyer of the goods.

Harbin Zhongyi was established in 2006 and Harbin Sunshine was established in 1997, engaging in the import/export business and having special licenses from the central government of the PRC which allow them to take advantage of waivers of import/export taxes created to encourage business development in certain areas of northeast China.  By importing raw materials and exporting finished goods through Harbin Zhongyi and Harbin Sunshine, we are able to benefit from the special licenses held by Harbin Zhongyi and Harbin Sunshine.  In the process of distributing finished goods, we also benefit from our Agency Agreements with Harbin Zhongyi and Harbin Sunshine by taking advantage of long-term customer contacts established by Harbin Zhongyi and Harbin Sunshine.

Seasonality

The cyclical period of purchasing for raw materials is approximately 6 months, and flax purchases occur approximately twice each year in order to satisfy production needs. Sales during each of the four quarters are nearly equal.

Customers

We have a diversified customer base.  Our largest customer markets are currently located in China, Italy, USA, Brazil, Belgium, Spain and Greece. In the domestic market in China, our customers are located primarily in the Yangtze River Delta area and include Zhejiang Huili Garments Co, Ltd., Shaoxing Yinxiang Cotton and Linen Textile Co., Ltd., Shaoxing Hongda Linen and Cotton Textile Co, Ltd., and Zhejiang Shaoxing Xinsanjiang Printing and Dyeing Co, Ltd.

Raw Materials

We import flax primarily from France, Belgium and Egypt because there is an insufficient supply of flax currently grown in China.  The ability to continue to source flax is a significant risk faced by us.

We currently import the flax we require primarily from France, Belgium and Egypt and we currently rely on our affiliates, Harbin Zhongyi Sunshine Linen Co., Ltd. and Harbin Sunshine Linen Textile Co., Ltd., which are controlled by our Chief Executive Officer and chairman, to source and import the flax we require annually on our behalf.  We have Agency Agreements with Harbin Zhongyi and Harbin Sunshine pursuant to which Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%.  The price of flax is subject to market forces largely beyond our control, including weather, plantings, government farm programs and policies, and market demand.

The areas of China where flax is typically grown, including areas near our factory in Lanxi County, Heilongjiang Province, have a climate which in recent years has been dryer than the climate in areas of Europe where flax is grown.  This has caused the flax grown in China to generally be of lower quality than the flax available from Europe.

Competition

The linen textile industry is highly competitive, but our management believes that, for various reasons, we are well positioned to maintain a competitive position within the industry.

We have many competitors, several of which are larger than us.  However, many of the large competitors only make thread and do not have the capability of also producing fabric.  These competitors sell their thread to smaller companies which weave the thread into cloth. We make and sell thread to other companies, but we are also one of the largest manufacturers of linen cloth in China.  In addition, our production facility operates on a continuous 24-hour per day basis, and is capable of producing different grade and quality products in order to satisfy the specifications and meet the demands of clients.

Heilongjiang province is considered to be the base of the linen industry in China because it is the area of the country where flax has traditionally been grown.  As a result, we have been able to hire an experienced and capable management team.  In addition, we have a good supply of labor available at rates of pay which are lower than those typically paid to workers in southern China.

We have been able to take advantage of special laws established by the central government of the PRC which are designed to encourage and support growth of industry in northeast China.  These include a special waiver of tax on imports of manufacturing equipment, and a waiver of import tax on raw materials imported by companies, such as ours, which manufacture goods for export.

We are positioned to supply end-users for linen yarn and linen fabric, as linen yarn is sold to weaving factories and linen fabric is sold to dyeing and finishing plants. Due to the long industrial chain, the gross profit of linen fabric is higher than that of linen yarn. We predominantly sell linen fabric, which accounts for around 90% of our revenue.

Our subcontracting businesses specialize in processing linen yarn and linen fabric on behalf of third parties, which are handled by our spinning factory and weaving factory. Our subcontracting businesses only account for a small proportion of our production capacity. Our subcontracting business that specializes in processing linen yarn accounted for 5.23% of our revenue and our subcontracting business that specializes processing linen fabric accounted for 1.76% of our revenue in 2009.

Intellectual Property

We have registered the trademark “Fairy Deer” which we intend to use to seek to establish a recognizable brand for our products.

We have established a technological center where we conduct our research on processes related to linen production, including such projects as work in developing high count flax yarn, multi-fiber blended fabric and other functional products as well as research related to linen yarn dyeing techniques, linen fabric bleaching and dyeing technologies, development of linen yarn-dyed fabric and development of finished linen garments.  We seek to use any technological advances we make in our own production process but have not sought patent protection for any such advances.

Legal Proceedings

From time to time, we have disputes that arise in the ordinary course of our business. Currently, there are no material legal proceedings to which we are a party, or to which any of our property is subject, that will have a material adverse effect on our financial condition.

C.	Organizational Structure

The chart below depicts our corporate structure as of the date hereof.  As depicted below, we own 100% of the capital stock of Bright and have no other subsidiaries.  Bright owns 95% of the capital stock of Lanxi Sunrise, the entity through which we conduct all of our business operations.  Mr. Gao, our Chief Executive Officer and chairman, owns the remaining 5% of Lanxi Sunrise.

D.	Property, Plants and Equipment

We operate a production facility in Lanxi County, Heilongjiang Province, PRC.  We have a land space of 52,000 square meters and a production facility which is 28,000 square meters in size.  In the PRC all land is owned by the government, but the government has granted the company the commercial land use rights for the property at which our production facility is located for a period of 50 years.

Our production facility includes a flax-spinning factory and two fabric-weaving factories, office facilities and a dormitory facility for workers.  The equipment in the factories includes 7,680 wet-spinning spindles, 192 sets of rapier looms and more than 300 sets of other types of textile technological processing equipment.

On July 1, 2010, we, through Lanxi Sunrise, entered into a Fixed Asset Lease Agreement (the “Lease Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (the “Lessor”). Pursuant to the Lease Agreement, Lanxi Sunrise has leased all of the fixed assets, including real estate, production facilities, and equipment (“Facility”) owned by the Lessor in the PRC.  Lanxi Sunrise intends to acquire all of the equity of the Lessor at some future date pursuant to a non-binding Company Acquisition Intent Agreement entered into between Lanxi Sunrise and the Lessor on April 26, 2010 (“Intent Agreement”).

The Facility was leased to expand Lanxi Sunrise’s existing production capacity of linen yarn. The Facility includes a building with an area of 7,120 square meters (23,358 square feet), and includes spinning machines, bleaching machines and other equipment.  The Facility is located at Fourth Neighborhood, Chengdong Street (East Town Street), Lanxi Town, PRC.  Lanxi Sunrise commenced operations at the Facility on July 2, 2010.

The lease term is for a period of one year, which commenced on July 1, 2010 and ends on June 30, 2011 (the “Term”).  The rent for the Term (the “Rent”) is RMB2.49 million (approximately U.S.$367,501), which will be paid in two equal installments. The first installment of Rent for the initial six-month period of the Term was made on July 4, 2010, and the second installment of Rent for the second six-month period of the Term is due between December 21, 2010 and December 31, 2010. The Rent does not include fees for water, electricity, gas, communication, equipment, property management expenses, or salaries of employees who will continue to work at the Facility although such employees will continue to be employees of the Lessor.  Lanxi Sunrise and the Lessor have agreed that the Intent Agreement will remain in effect for the Term of the Lease Agreement, and that in the event the Lessor arranges to transfer or sell the Facility to a third party during the Term, or within the six-month period following the Term, Lanxi Sunrise shall have a right of first refusal to enter into such arrangements to acquire the Facility under the same terms and conditions as were negotiated by the third party.

In the event that Lanxi Sunrise and the Lessor enter into a definitive agreement for the acquisition by Lanxi Sunrise of all of the equity of the Lessor, the Lease Agreement shall immediately terminate and the Lessor shall reimburse Lanxi Sunrise for any unused rent that had previously been paid by Lanxi Sunrise.  At any time during the Term, either party may notify the other in writing to terminate the Lease Agreement in the event that (i) the Facility at the inception of the lease had safety defects or hazards that may be potential fire hazards, (ii) Lanxi Sunrise does not make reasonable use of the Facility or creates safety hazards, and fails to cease such activity after corrective measures are demanded in writing by Lessor, (iii) Lanxi Sunrise modifies the Facility, without consent from the Lessor and/or approval from relevant authorities, to engage in operation and production activities for products not specified in the Lease Agreement, or (iv) Lanxi Sunrise adds or modifies any equipment, or produces, transports, stores and uses hazardous material without obtaining written consent from Lessor or the approval from operation safety authorities or fire departments; in the event of termination due to the a breach of the Lease Agreement as described in (i)-(iv), the party in breach must pay damages to the other party in an amount equal to 30% of the annual rent, and may be responsible for additional damages.  The Lessor is not a related party to the Company or Lanxi Sunrise.

We currently operate our factories on a 24-hour per day basis with three shifts of employees.  Operating at full capacity, the factories have an annual production capacity of 1,600 tons of pure semi-bleached linen yarn and gray yarn in various specifications, and approximately 8,000,000 meters of linen gray fabric.

E.	China Regulations

This section sets forth a summary of the most significant China regulations or requirements that may affect our business activities operated in China or our shareholders’ right to receive dividends and other distributions of profits from the PRC Subsidiary.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue jointly issued by the MOFCOM and the National Development and Reform Commission or the NDRC in 2007 classified various industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership. With regard to those industries/businesses restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The PRC Subsidiary’s business does not fall under the industry categories that are restricted to, or prohibited from foreign investment and is not subject to limitation on foreign investment and ownership.

Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), foreign invested enterprises (“FIEs”), such as Lanxi Sunrise, may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC are still subject to limitations and require approvals from the SAFE.

Regulation of FIEs’ Dividend Distribution

The principal laws and regulations in the PRC governing distribution of dividends by FIEs include:

(i)	The Sino-foreign Equity Joint Venture Law (1979), as amended, and the Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

(ii)	The Sino-foreign Cooperative Enterprise Law (1988), as amended, and the Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

(iii)	The Foreign Investment Enterprise Law (1986), as amended, and the Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, FIEs in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, FIEs in the PRC are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. The board of directors of an FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of a Foreign Currency’s Conversion into RMB and Investment by FIEs

On August 29, 2008, the SAFE issued a Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises or Notice 142, to further regulate the foreign exchange of FIEs. According to the Notice 142, FIEs shall obtain verification report from a local accounting firm before converting its registered capital of foreign currency into Renminbi, and the converted Renminbi shall be used for the business within its permitted business scope. The Notice 142 explicitly prohibits FIEs from using RMB converted from foreign capital to make equity investments in the PRC, unless the domestic equity investment is within the approved business scope of the FIE and has been approved by SAFE in advance.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the SAFE on November 24, 2005 and May 29, 2007, respectively. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments or, providing security, and these changes do not relate to return investment activities. PRC residents who have already organized or gained control of offshore entities that have made onshore investments in the PRC before SAFE Notice 75 was promulgated must register their shareholdings in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Government Regulations Relating to Taxation

On March 16, 2007, the National People’s Congress, approved and promulgated the EIT Law, which took effect on January 1, 2008. Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations.

On December 26, 2007, the State Council of the PRC issued Circular 39, providing that the enterprises that had been approved to enjoy a low tax rate prior to the promulgation of the EIT Law will be eligible for a five-year transition period since January 1, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the EIT Law. From January 1, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the EIT Law, the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, and 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate was changed to 25% beginning on January 1, 2008.

The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”. Non-resident enterprises refer to enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for dividends payable to non-resident enterprises is subject to withholding at the income source, with the payor acting as the obligatory withholder under the EIT Law, and therefore such income taxes generally are called withholding taxes in practice. The State Council of the PRC has reduced the withholding tax rate from 20% to 10% through the Implementation Rules of the EIT Law. It is currently unclear in what circumstances a source will be considered as located within the PRC. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our PRC Subsidiary located in the PRC. Thus, if we are considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us by our PRC Subsidiary (through Bright) are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax.

The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in our tax rate in the future could have a material adverse effect on our financial conditions and results of operations.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the CSRC, the SASAC, the SAT, the SAIC and the SAFE, jointly amended and released the New M&A Rule, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of the New M&A Rule with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress issued the Environment Protection Law, setting forth the legal framework for environment protection in China. The Environmental Protection Law requires the State Administration of Environmental Protection to implement uniform supervision and administration of environmental protection standards nationwide and to establish national waste discharge standards. Local environmental protection bureaus are responsible for environmental protection in their jurisdictions and may set stricter local standards which are required to be registered at the State Administration of Environmental Protection. Companies are required to comply with the stricter of the two standards. Enterprises producing environmental contamination and other public hazards must incorporate the relevant environmental protection standards into their planning and establish environmental protection systems. These companies must also adopt effective measures to prevent environmental contamination and hazardous emissions, such as waste gas, waste water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Companies discharging contaminated wastes in excess of the discharge standards prescribed by the State Administration of Environmental Protection must pay non-standard discharge fees in accordance with national regulations and be responsible for the applicable remediation. Government authorities may impose different penalties against persons or companies in violation of the environmental protection laws and regulations depending on individual circumstances. Such penalties may include warnings, fines, imposition of deadlines for remediation, orders to cease certain operations, orders to reinstall contamination prevention and remediation facilities that have been removed or left unused, imposition of administrative actions against the responsible persons or orders to close down the company. Where the violation is deemed serious, responsible persons may be required to pay damages, and may be subject to criminal liability.

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. PRC agents may be the subsidiary of such overseas publicly-listed company, trade union of any such PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in assets custodian business. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, and the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002, give protection to the holders of registered trademarks. The Trademark Office, under the authority of the State Administration for Industry and Commerce, handles trademark registrations and grants rights for a term of ten years for registered trademarks, which may be renewed by the Trademark Office. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfies the requirements of the Labor Law within one month after it became effective on January 1, 2008.

PRC Antitrust Law

The PRC Antitrust Law was promulgated on August 30, 2007 and became effective on August 1, 2008. The government authorities in charge of antitrust matters in China are the Antitrust Commission and other antitrust authorities under the State Council. The PRC Antitrust Law regulates (i) monopoly agreements, including decisions or actions in concert that preclude or impede competition, entered into by business operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition.

Except for the exemptions set forth under Article 15 of the PRC Antitrust Law, competing business operators are prohibited from entering into monopoly agreements that fix or change commodity prices, restrict the production volume or sales volume of commodities, divide markets for sales or procurement of raw materials, restrict procurement of new technologies or new equipment or development of new technologies or new equipment, result in joint boycott of transactions or constitute monopoly agreements as determined by the antitrust authority.

In addition, business operators with the ability to control the price or quantity of commodities or other trading conditions or those with the ability to block or affect other business operators into the relevant markets are prohibited from engaging in certain business conducts that would result in abuse of their dominant market position.

Moreover, concentration of business operators refers to (i) merger with other business operators; (ii) gaining control over other business operators through acquisition of equity interest or assets of other business operators; and (iii) gaining control over other business operators through exerting influence on other business operators through contracts or other means. In the event of occurrence of any concentration of business operators and to the extent required by the Antitrust Law, the relevant business operators must file with the antitrust authority under the State Council prior to conducting the contemplated business concentration. If the antitrust authority decides not to further investigate whether the contemplated business concentration has the effect of precluding or impeding competition or fails to make a decision within 30 days from receipt of relevant materials, the relevant business operators may proceed to consummate the contemplated business concentration.

Tort Liability Law

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

In connection with a review by the staff of the SEC (the “Staff”) of our Annual Report on Form 20-F for the year ended December 31, 2008, we have received and responded to comments from the Staff. As of the date of the filing of this Annual Report, certain of the Staff comments remain unresolved and these pertain primarily to our method of accounting treatment of the recapitalization pursuant to the share exchange transaction that we consummated with Bright.  We believe that our most recent amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 contains modifications to our financial statements that are responsive to the outstanding staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

1.
In the application by us of accounting policies, which are described in the notes of the audited financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

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

(a)	Impairment of property, plant and equipment

Our property, plant and equipment comprise a significant portion of our total assets.  Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable.  If any such indication exists, the recoverable amount is estimated.  The recoverable amount of an asset is the greater of its net selling price and value-in-use.  In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs.  We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(b)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.
We review the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period.  The useful lives and residual values are based on our historical experience with similar assets and taking into account anticipated technological changes.  The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Impairment loss for doubtful accounts

We assess impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date.  The estimates are based on the ageing of the accounts receivable and other receivables balances, customer credit-worthiness and the historical write-off experience, net of recoveries.  If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(d)	Allowance for inventories

We make allowances for inventories based on assessment of the net realizable value of inventories.  These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature.  In addition, these estimates could change significantly as a result of change in customer preference and competitor actions in response to serve industry cycles. Allowance is applied to inventories where events or changes in circumstances indicate that the net realizable value is lower than the cost of inventories.  The identification of obsolete inventories required the use of judgment and estimates on the conditions and usefulness of the inventories.

(e)	Sensitivity analysis

The functional currency of our subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi,” or “RMB.”

The following table indicates the approximate change in our net income and retained profits that would arise if foreign exchange rate of RMB to which we have significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant.

	2009		2008
	Increase / decrease in foreign exchange rate	Effect on net income USD’000	Increase / decrease in foreign exchange rate	Effect on net income USD’000
RMB	1%	60	1%	37

If the aggregate amount of our imports and exports were substantially similar for future periods, oursensitivity to foreign exchange rate fluctuation resulting from such activity could be reduced.

A.	Operating Results

Fiscal Years Ended December 31, 2009, 2008 and 2007

The following table summarizes the results of operations through Lanxi Sunrise during the fiscal years ended December 31, 2009, 2008 and 2007 and provides information regarding the dollar and percentage increase or (decrease) from the 2009 to 2008 fiscal period, and from the 2008 to 2007 fiscal period:

	Year Ended December 31,			2009 v 2008		2008 v 2007
Item	2009	2008	2007	Increase / (Decrease)	Increase / (% Decrease)	Increase / (Decrease)	Increase / (% Decrease)
Revenue	$29,386,131	$22,945,122	$20,782,804	$6,441,009	28.07%	2,162,318	10.40%
Cost of Goods Sold	20,675,433	17,648,852	15,075,310	3,026,581	17.15%	2,573,542	17.07%

Gross Profit	8,710,688	5,296,270	5,707,494	3,414,418	64.47%	(411,224)	(7.20)%
Operating Expenses	1,634,201	2,185,089	1,251,759	(550,888)	(25.21)%	933,330	74.56%
Other Income (expense)	795,716	952,502	623,899	(156,786)	(16.46)%	328,603	52.67%
Provision for Taxes	2,141,684	1,206,914	1,606,443	934,770	77.45%	(399,529)	(24.87)%

Net income	5,730,519	2,856,769	3,473,191	2,873,750	100.59%	(616,422)	(17.75)%
Basic and Diluted Earning per Share	$0.28	$0.15	$0.18	$0.13	86.67%	(0.03)	(16.67)%
Weighted Average Shares Outstanding	20,108,333	19,511,256	18,963,005	597,077	3.06%	548,251	2.89%

Revenue

Revenue increased from $22,945,122 for the fiscal year ended December 31, 2008 to $29,386,131 for the fiscal year ended December 31, 2009, representing an increase of $6,441,009, or approximately 28.07%. The increase in revenue was primarily attributable to increased sales volume of linen fabric.

Revenue increased from $20,782,804 the fiscal year ended December 31, 2007, to $22,945,122 for the fiscal year ended December 31, 2008, or approximately 10.40%.  The increase in revenue was primarily attributable to appreciation of Chinese Renminbi (RMB) against the US dollar which was increased from an average of 7.5709 RMB: $1 in 2007 to 6.9199 RMB to $1 in 2008.

Cost of Goods Sold

Cost of goods sold increased from $17,648,852 for the fiscal year ended 2008 to $20,675,433 for the fiscal year ended 2009, representing an increase of $3,026,581, or approximately 17.15%. The increase in cost of goods sold was primarily attributable to the increase in sales volume.

Cost of goods sold increased from $15,075,310 for the fiscal year ended December 31, 2007, to $17,648,852 for the fiscal year ended December 31, 2008, an increase of $2,573,542 or approximately 17.07%.  The increase in cost of goods sold was mainly attributable to an increase in sales volume and appreciation of RMB against US dollar during the year.

Gross Profit

Gross profit increased from $5,296,270 for the fiscal year ended December 31, 2008 to $8,710,688 for the fiscal year ended December 31, 2009, representing an increase of $3,414,418, or approximately 64.47%.  The increase in gross profit was mainly attributable to increases in sales in 2009, and because revenue per unit increased more than the cost per unit. Gross profit for the fiscal year ended December 31, 2009 was approximately 29.64% of revenues as compared to gross profit of approximately 23.10% of revenues for the fiscal year ended December 31, 2008.

Gross profit decreased from $5,707,494 for the fiscal year ended December 31, 2007 to $5,296,270 for the fiscal year ended December 31, 2008, representing a decrease of $411,224, or approximately 7.20%, which was mainly attributable to decreases in the selling prices of linen products due to the financial crisis during the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007.

Operating Expenses

Operating expenses decreased by $550,888, or approximately 25.21%, in the fiscal year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008.  The decrease in operating expenses was mainly attributable to a decrease of $772,716, or approximately 43.13%, in general and administrative expenses.  Generally administrative expenses decreased primarily because of a decrease in stock-based compensation, which accounted for $844,200 of operating expenses for the fiscal year ended December 31, 2008, compared with only $8,984 in the fiscal year ended December 31, 2009.

Operating expenses increased significantly by $933,330, or approximately 74.56%, in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007.  The significant increase in operating expenses was attributable to the share based compensation costs for advisory fees of $844,200 which was from a contribution of 804,000 shares of common stock from shareholders in 2008. In addition, there was an increase of $87,926, or approximately 28.78% in selling expenses, which was attributable to an increase in transportation expenses during the year.  In addition, the counsel service fees accounted for $ 35,341.21 while there were no such fees in 2007.

Other Income

Other income decreased from $952,502 for the fiscal year ended December 31, 2008 to $795,716 for the fiscal year ended December 31, 2009, representing a decrease of $156,786, or approximately 16.46%.  This decrease was mainly due to a decrease in government subsidies received by Lanxi Sunrise.  For each of the years ended December 31, 2009 and 2010, Lanxi Sunrise was, and will be, entitled to receive government subsidies on local income taxes paid by it equal to 40% of its total annual income tax paid for each such year.

Other income increased significantly from $623,899 for the fiscal year ended December 31, 2007 to $952,502 for the fiscal year ended December 31, 2008, or approximately 52.67%. Other income consists of subsidy income and net interest income. The increase in other income from 2007 to 2008 is primarily attributable to improvements in both interest income and expense.  Interest income increased from $69,812 in 2007 to $175,299 in 2008, and interest expense decreased from $817,596 in 2007 to $540,203 in 2008.

Provision for Taxes

Provision for taxes increased by $934,770 or 77.5% from $1,206,914 for the fiscal year ended December 31, 2008 to $2,141,684 for the fiscal year ended December 31, 2009.  Income before tax was $7,872,203 for the fiscal year ended December 31 2009, and $4,063,683 for the fiscal year ended December 31 2008.  The decrease in operating expenses for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008 was primarily due to a decrease in stock-based compensation of $835,216, which resulted in a corresponding decrease in general and administrative expenses. Gross profit increased by $3,414,418 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, which was primarily due to an increase in revenue. As a result, income before tax increased by $3,808,520 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, and provision for taxes was accordingly increased.

Provision for taxes decreased from $1,606,443 for the fiscal year ended December 31, 2007, to $1,206,914 for the fiscal year ended December 31, 2008, which was primarily attributable to the fact that for the fiscal year beginning January 1, 2008, the enterprise income tax rate in the PRC was decreased to 25% from the previous rate of 33% in 2007.

Net income (profit after taxes)

Net income was $5,730,519 for the fiscal year ended December 31, 2009 as compared to $2,856,769 for the fiscal year ended December 31, 2008, representing an increase of $2,873,750, or approximately 100.59%.  This increase in net income is primarily attributable to the below reasons.  Revenue increased $6,441,009 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008. Gross profit increased by $3,414,418 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, which was primarily due to the increase in revenue.  The decrease in operating expenses for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008 was primarily due to a decrease in stock-based compensation of $835,216, which resulted in a $550,888 decrease in operating expenses for the fiscal year ended December 31, 2009.  Income before tax was $7,872,203 for the fiscal year ended December 31, 2009 compared to $4,063,683 for the fiscal year ended December 31, 2008, which accordingly resulted in an increase in net income.

Net income was $2,856,769 for the fiscal year ended December 31, 2008 as compared to $3,473,191 for the fiscal year ended December 31, 2007, representing a decrease of $616,422, or approximately 17.75%. The significant decrease in net income in 2008 compared to 2007 is primarily attributable to the share based compensation costs charged to operations in 2008 as a result of the contribution of 804,000 shares of common stock from certain shareholders for advisory services rendered to the Company, for which there was no such charge in 2007.

Inflation

The Company believes its operations have not been and will not be materially adversely affected by inflation or changing prices in the foreseeable future.

Foreign Currency Translation Gain

The Company’s operating subsidiary is located in China.  Its functional and reporting currency is the Chinese Renminbi (“RMB”).  The Company does not engage in currency hedging.

We incurred a foreign currency translation gain of $32,149 for the year ended December 31, 2009 as compared with a foreign currency translation gain of $764,910 for the fiscal year ended December 31, 2008.   We used different exchange rates in translating Renminbi into U.S. dollars in our financial statements for the two fiscal years.  Owners equity was translated at historic rates, assets and liabilities were translated at the applicable exchange rates on December 31, 2009 and 2008, respectively, and income and expenses during the year were translated at applicable average monthly end rates for 2009 and 2008, respectively.

Chinese Economic, Fiscal, Monetary and other Policy

The Company’s majority-owned operating subsidiary Lanxi Sunrise is located in China and the company uses RMB as its functional currency, therefore, changes in Chinese economic, fiscal, monetary or political policies could materially affect our operations and investors. See Item 3 “- Key Information - D. Risk Factors - Risks Relating to Doing Business in China” for more details.

B.	Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $2,320,656, and total current assets of $24,405,725. Management believes we have sufficient cash and current assets to fund current operations for the next fiscal year. As of December 31, 2009, we had a working capital surplus of $12,011,508. We anticipate that the combination of our sales and collection of accounts receivables, customer deposits and proceeds from bank and shareholder loans will generate sufficient cash flow to sustain our working capital needs. However we may require other sources of capital.

We do not know of any trends, events or uncertainties that are likely to have a material impact on our short-term or long-term liquidity other than those factors discussed below.

If additional capital is needed, we will explore financing options from related parties, such as Chairman Gao. Loans from related parties maybe granted from time to time as required to meet current working capital needs. We have no formal agreement that ensures that we will receive such loans. We may exhaust this source of funding at any time.

From time to time, additional subsidies in the form of grants or low or zero interest loans are available from one or more levels of the PRC government.  These governmental programs may be launched or ceased at any time. Once launched, there is no guarantee that they will continue.

As of December 31, 2009, we had outstanding loans from the Agricultural Bank of China equal to $4,048,583 with an annual interest rate of 6.903%.   As of December 31, 2008, we had outstanding loans from the Agricultural Bank of China equal to $4,041,291 with an annual interest rate of 9.711%.  These bank loans are collateralized by our buildings and equipment.

Material commitments for capital expenditures as of December 31, 2009 were $889,000, which are for the purchase of machinery and equipment that will be used for the expansion of our current production capacity.

The following chart illustrates the percentage of accounts receivable attributable to our three largest customers.

Customer	Percentage of Accounts Receivable
Shaoxing Yinxiang Linen and Cotton textile Co. Ltd.	51.86%
Shaoxing Hongda Linen and Cotton textile Co. Ltd.	40.12%
Zhaozhou Tongren Linen Co. Ltd.	5.31%

C.	Research and Development

In April 2005, we established a technological center through which we conduct research and development activities related to production of linen products.  The current research and development projects include development of high-count flax yarn, multi-fiber blended fabrics, research related to linen yarn dyeing and linen fabric bleaching and dyeing technologies.  The research and development center includes approximately 25 research and technical staff including 5 staff members who are senior professionals.

Our technological center has established cooperative relationships with Tianjin Institute of Technology and Donghua University to take advantage of their research activities and our advanced production equipment to seek to develop new varieties of linen spinning yarns, woven cloth, yarn-dyed fabrics and other printed and dyed products.

And at the end of 2009, the Heilongjiang provincial government has formally approved Lanxi Sunrise, our majority-owned subsidiary, to build China’s first and only linen research and development center in China, the “Heilongjiang Provincial Linen New Products Research and Development Center.” The establishment of the linen research center in Heilongjiang will further our research and development capabilities and expedite the introduction of new linen products. The center is also expected to expand brand awareness of our products, thereby broadening our market reach.

D.	Trend Information

In the future, there are no events that are reasonable likely to have a material effect on the company’s continuing operations, capital liquidity, and profitability or capital resources.

We anticipate that costs of goods sold will decrease because of lower prices of raw materials. We will continue to increase sales volume by expanding in domestic and international markets, and revenues are expected to increase over 30% compared to those in 2009.

China’s linen industry traditionally has been fragmented.  Small manufacturers hold a sizeable portion of the market, even though many of them are inefficient, outdated and have poor safety records.  We believe that, in our industry, government policy is encouraging industry consolidation and greater investment in new technologies to improve production and safety.  Given this fragmentation and the opportunity to grow, we will actively pursue advantageous acquisition opportunities to expand or improve the gross and net profit margins on our core products, or expanding by expanding overall margins by expanding into new operations, such as bleaching or yard-dyed fabric manufacturing.

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2009:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$4,048,583	$-	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-
Operating Lease Obligations	164,814	-	-	-
Purchase Obligations	791,599	97,401	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-
Total	$5,004,996	$97,401	$-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Senior Management and Employees

Executive Officers and Directors

Set forth below is information regarding our directors and executive officers as of August 17, 2010. All of the directors will serve until the next annual meeting of shareholders and until their successors are appointed, or until their earlier death, retirement, resignation or removal. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years and any directorships he/she has held in other companies, if any, subject to the reporting requirements under the federal securities laws. The business address of each such person is the address of the company, which is Chengdong Street, Lanxi County, Heilongjiang Province.

NAME	AGE	POSITION
Gao Ren	47	Chief Executive Officer and Chairman of the Board
Ma Yongfeng	49	Vice General Manager
Teng Yunhai	49	Vice General Manager and Executive Director
Zhao Chunfu	47	Vice General Manager, Secretary and Director
Li Songyun	39	Chief Marketing Officer
Qi Shaofeng	52	Chief Financial Officer

Mr. Gao Ren has been the Chief Executive Officer and Chairman of our Board of Directors since July 2008. Before serving as the Chairman of the Board and general manager of our Company from June 2002 to July 2008, he was workshop director and section manager of the quality management section of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and manager in the marketing department of Harbin Import & Export Group Corp. He graduated from Heilongjiang Radio and Television University in July 1984 with a degree in Industrial and Electric Automation. He also studied in the President Management Program of Tsing Hua University, Mr. Gao is a deputy to Heilongjiang Province People’s Congress, and has been awarded as “National Entrepreneur with Honesty in Business,” “China Enterprise New Man of the Year,” “Entrepreneur with Honesty in China Textile Industry Business” and “Model Worker of National Textile Industry.”

Mr. Ma Yongfeng is a general accountant and is a Vice General Manager of our Company.  Mr. Yongfeng has been with the company since 2002. He was previously accountant, vice section chief, chief accountant, and financial officer of Heilongjiang Lanxi Linen Textile Industry United General Corporation from 1984 to 2002. He graduated from Heilongjiang Suihua College with an associate degree in linen textile in July 1983. He is also a graduate of CEO class of Tsinghua University.

Mr. Teng Yunhai is a senior engineer and currently serves as Vice General Manager and Executive Director of our Company.  Mr. Yunhai has been with the company since June 2005. He was previously director of the equipment department of linen processing branch factory, director of equipment repair branch factory, and director of processing branch factory of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and equipment principal engineer of Xinlong Holding Group Co., Ltd. from February 2002 to May 2005.  He graduated from Qiqihar Light Industry Institute in July 1983 with a B.S. in light industry equipment.

Mr. Zhao Chunfu is a senior engineer and currently serves as the Vice General Manager, Secretary and as a Director of our Company since December 2007. He was previously Branch Factory Director, Technology Innovation Director and Manager of Import and Export Department of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and Section Chief of Maintenance Operation Department of Xinlong Holding Group Co., Ltd. from February 2002 to November 2007. He graduated from North-East Heavy Machinery Institute in July 1984 with a B,S. degree in industrial and electric automation.

Ms. Li Songyun has been our chief marketing officer since June 2002. Her main responsibility is management of the sales of linen products. She was previously business manager of Harbin Import & Export Group Corp. She graduated from Heilongjiang University in July 1994 with B.A. in English.

Mr. Qi Shaofeng has been our Chief Financial Officer since January 2010. From 2008 to 2009, he worked as an independent consultant with several pre-initial public offering companies with a focus on restructuring and private placement financings.  In 2007, he was nominated as the chief financial officer of China Sunergy Co., Ltd., a company that fabricates solar cells and is listed on NASDAQ. From 2005 to 2006, Mr. Qi worked with Tiens Group Company, a bio-pharmaceutical and health care company, serving as the global finance director of the global financial center and executive director of the global restructuring committee, and the financial director of its subsidiary, Tiens Biotech Group (USA), Inc., a company listed on NYSE Amex. From 2004 to 2005, Mr. Qi was the chief financial officer, vice president and board director of ShengXing Group, a conglomerate engaged in the retail chain store and real estate business. From 1997 to 2003, he served as chief financial officer and senior financial consultant of the China operations department of Delta and Pine Land Company, a bio-chemical company listed on the NYSE. Mr. Qi received his honored doctorate degree from Lincoln University in 2003. Mr. Qi also received his MBA degree from Wayne State University in 1997, a master’s degree in management science from Marine Maritime Academy in 1994, and bachelor’s degree in accounting from Shanghai Maritime University in 1984. Mr. Qi has been a member of the Australian National Institute of Accountants since 2005, a member of U.S. Institute of Management Accountants since 2000, and a member of the Association of Professional Business Management with the title of Certified Business Manager since 2001. He received a diploma in accounting and finance accredited by the Association of Chartered Certified Accountants in 2001.

Family Relationships

There are no family relationships between any of our directors or executive officers.

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

Employment Agreements

We have entered into employment agreements with each of our employees and officers.

Teng Yunhai entered into an employment agreement for a term of five years, beginning in January 2008 and ending in January 2013, with Lanxi Sunshine for an annual salary of RMB 25,200 ($3,642), which salary was adjusted by the board of directors to RMB 36,000 ($5,277) for 2009. Lanxi Sunrise may terminate the employment of Mr. Teng with thirty days’ advance written notice or by paying Mr. Teng an additional month of salary if 1) Mr. Teng is not competent to perform the job under the employment agreement, and remains so after being trained to take another position; 2) Mr. Teng falls ill or is injured due to work, after a medical leave is unable to return to his duties, and remains so after receiving training for his original or modified duties; or 3) the employment agreement cannot be fulfilled due to material changes of the objective circumstances and the parties cannot reach an agreement on the modification of the contract.

Gao Ren entered into an employment agreement without a fixed term with Lanxi Sunshine effective in January 2008 for an annual salary of RMB 42,000 ($6,070), which salary was adjusted by the board of directors to RMB 120,000 ($17,590) for 2009. Lanxi Sunrise may terminate the employment of Mr. Gao with thirty days’ advance written notice or by paying Mr. Gao an additional month of salary if 1) Mr. Gao is not competent to perform the job under the employment agreement, and remains so after being trained to take another position; 2) Mr. Gao falls ill or is injured due to work, after a medical leave is unable to return to his duties, and remains so after receiving training for his original or modified duties; or 3) the employment agreement cannot be fulfilled due to material changes of the objective circumstances and the parties cannot reach an agreement on the modification of the contract.

Qi Shaofeng entered into an employment agreement for a term of three years, beginning January 31, 2010 and ending on January 31, 2013, with China Linen Textile Industry, Ltd. for a base annual salary of $105,600, plus any additional bonus pursuant to any bonus program approved by the board for the benefit of the senior executives of the company. Lanxi Sunrise may terminate the employment with Mr. Qi for cause with sixty days’ advance written notice and Mr. Qi shall be entitled to receive only his base salary and authorized benefits through the date of termination. Lanxi Sunrise may also terminate the employment with Mr. Qi without cause following the delivery of a notice of termination to Mr. Qi, or should Mr. Qi decide to resign from his position for good reason, Mr. Qi shall receive, within ten days following termination, a lump sum payment of any earned but unpaid base salary through the date of termination and any unpaid bonus for any calendar year preceding the year in which the termination occurs. In addition, should Mr. Qi be terminated without cause by the company or should he resign for good reason, Mr. Qi shall receive one year base salary as severance pay.

Zhao Chunfu entered into an employment agreement for the position of Vice General Manager for a term of five years, beginning in January 2008 and ending in January 2013, with Heilongjiang Lanxi Sunshine Linen Textile Co., Ltd. for an annual salary of RMB 27,600 ($3,989), which salary was adjusted by the board of directors to RMB 36,000 ($5,277) for 2009. Lanxi Sunrise may terminate the employment of Mr. Zhao with thirty days’ advance written notice or by paying Mr. Ma an additional month of salary if 1) Mr. Zhao is not competent to perform the job under the employment agreement, and remains so after being trained to take another position; 2) Mr. Zhao falls ill or is injured due to work, after a medical leave is unable to return to his duties, and remains so after receiving training for his original or modified duties; or 3) the employment agreement cannot be fulfilled due to material changes of the objective circumstances and the parties cannot reach an agreement on the modification of the contract.

Ma Yongfeng entered into an employment agreement for the position of Vice General Manager for a term of five years, beginning in January 2008 and ending in January 2013, with Heilongjiang Lanxi Sunshine Linen Textile Co., Ltd. for an annual salary of RMB 31,200 ($4,509), which salary was adjusted by the board of directors to RMB 60,000 ($8,795) for 2009. Lanxi Sunrise may terminate the employment of Mr. Ma with thirty days’ advance written notice or by paying Mr. Ma an additional month of salary if 1) Mr. Ma is not competent to perform the job under the employment agreement, and remains so after being trained to take another position; 2) Mr. Ma falls ill or is injured due to work, after a medical leave is unable to return to his duties, and remains so after receiving training for his original or modified duties; or 3) the employment agreement cannot be fulfilled due to material changes of the objective circumstances and the parties cannot reach an agreement on the modification of the contract.

Li Songyun entered into an employment agreement for a term of five years, beginning in January 2008 and ending in January 2013, with Lanxi Sunshine for an annual salary of RMB 25,200 ($3,694). Lanxi Sunrise may terminate the employment of Ms. Li with thirty days’ advance written notice or by paying Ms. Li an additional month of salary if 1) Ms. Li is not competent to perform the job under the employment agreement, and remains so after being trained to take another position; 2) Ms. Li falls ill or is injured due to work, after a medical leave is unable to return to her duties, and remains so after receiving training for her original or modified duties; or 3) the employment agreement cannot be fulfilled due to material changes of the objective circumstances and the parties cannot reach an agreement on the modification of the contract.

B.	Compensation

Board Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable expenses related to such director’s attendance at board of directors and committee meetings.

Executive Compensation

During the fiscal year ended December 31, 2009, the amount of compensation paid to each of our officers and directors was as follows:

NAME	POSITION	SALARY
Gao Ren	Chief Executive Officer and Chairman of the Board	$17,590
Ma Yongfeng	Vice General Manager	$8,795
Teng Yunhai	Vice General Manager and Executive Director	$5,277
Zhao Chunfu	Vice General Manager, Secretary and Director	$5,277
Li Songyun	Chief Marketing Officer	$3,694
Huang Xiaofang*	Chief Financial Officer	$3,694

*Mr. Qi Shaofeng replaced Mr. Huang Xiaofang as our chief financial officer on January 31, 2010.

During the fiscal year ended December 31, 2009, none of our officers or directors received compensation for services other than salary paid in cash.

C.	Board Practices

Board Composition and Committees

The board of directors is currently composed of 3 members.  All board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We do not currently have a standing audit, nominating or compensation committee. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. We intend to establish an audit committee, a governance and nominating committee and a compensation committee of the board of directors as soon as is practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The governance and nominating committee will be responsible for nominating directors to our board and will also be generally responsible for overseeing our corporate governance policies and practices. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The board of directors has not made a determination as to whether any member of the board of directors is an audit committee financial expert.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Board of Directors

Each of the directors named above were elected or appointed to serve until the next annual meeting of the company’s shareholders or until their successors have been appointed or duly elected and qualified. Thereafter, directors will be elected for one-year terms at the annual shareholders’ meeting.  Officers are elected by and serve at the discretion of the Board.

There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the board of directors. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs.

D.	Employees

As of December 31, 2009, we had approximately 1,246 full-time employees, of whom 60 are administrative and accounting staff (including 40 who also perform duties as technological staff), 70 are technological staff, 40 are sales staff, and the remaining 1,076 are production workers.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.  Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments.  We are required to contribute a percentage of their monthly salary to the plan.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of August 12, 2010, the stock ownership of each executive officer and director of the company, of all the executive officers and directors of the company as a group, and of each person known by the company to be a beneficial owner of 5% or more of its ordinary shares. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the company, except as may be otherwise noted. All shares have identical voting rights. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. All share ownership figures include ordinary shares issuable upon securities convertible or exchangeable into ordinary shares within sixty (60) days.

Name and Address	Number of Shares Beneficially Owned	Percent of Class (1)
Creation International Development Investments Limited (4)	8,188,889	40.51%
Gao Ren (4)	–	–
Ma Yongfeng (2)(3)	–	–
Teng Yunhai (2)(3)	3,189	0.02%
Li Songyun (2)(3)	143,858	0.71%
Zhao Chunfu (2)(3)	502,500	2.49%
Qi Shaofeng (2)	–	–
All directors and officers as a group (6 persons)	8,838,436	43.73%

(1)
Percentage of beneficial ownership held by each person is determined by dividing (i) the number of ordinary shares beneficially owned by such person as of the date of this Annual Report by (ii) 20,215,003 ordinary shares outstanding as of the date of this Annual Report, plus, in the case of (ii), the number of ordinary shares such person has the right to acquire within 60 days of the date of this Annual Report.

(2)	The person is an officer, a director or both. The business address of our directors and officers is Chengdong Street, Lanxi County, Heilongjiang Province, PRC.
(3)	These shares were received in connection with our share exchange that we consummated with Bright on July 9, 2008.
(4)
Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation in accordance with the terms and conditions set forth therein.

B.	Related Party Transactions

2010 Restructuring

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in us (approximately 40.51% of our outstanding ordinary shares) held on or behalf of Mr. Gao, our Chief Executive Officer and chairman was transferred to  Creation.  Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs. Gao and Sanesi, or the “April 2010 Agreement,” Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of the company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

Related Party Transactions

Since the beginning of 2009, we entered into the following transactions with certain related parties, in addition to the share transactions noted above.

Due to China’s foreign currency control and export and import license requirements, on November 7, 2005, the company entered into an Agency Agreement with Harbin Sunshine Linen Textile Co, Ltd., our affiliate.  Pursuant to the terms of the Agency Agreement, Harbin Sunshine Linen Textile Co., Ltd., acts as our agent in importing flax and exporting linen yarn, linen fabric and other products. We pay Harbin Sunshine Linen Textile Co., Ltd, an import fee equal to the cost of flax imported on our behalf plus 6%.  We do not pay any fee for exporting services provided by Harbin Sunshine Linen Textile Co, Ltd.

We purchase raw materials from, sell finished goods to, and outsource some of our production to related parties who are under common control.  One such related party is Harbin Zhongyi Sunshine Linen Co., Ltd, which is controlled by Mr. Gao, our Chief Executive Officer and principal shareholder.  Pursuant to these arrangements, we had amounts due from Harbin Zhongyi Sunshine Linen Co., Ltd., totaling $2,061,100 as of December 31, 2009 and amounts due to Harbin Zhongyi Sunshine Linen Co., Ltd. of $56,470 as of December 31, 2008.  In addition, we had amounts due from Harbin Sunshine Linen Textile Co, Ltd., totaling $515,479 and $1,185,605, as of December 31, 2009 and 2008.

As of December 31, 2009, we owed $45,672 to Mr. Gao, our Chief Executive Officer and principal shareholder.  There was amount of $319,326 due from Mr. Gao as of December 31, 2008.

The following table summarizes related party transactions in the fiscal years ending December 31, 2009, 2008 and 2007 relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended December 31,
	2009		2008		2007
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,169,833	14.6%	$4,161,201	20.9%	$7,126,297	34.3%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$41,337	1.05%	$1,444,461	54.5%	$3,892,253	61.3%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$7,289,137	25.5%	$1,554,289	7.8%	$1,203,176	5.8%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$1,382,827	35.2%	$911,015	34.4%	$1,522,890	24.0%

(c) Processing products for Songyuan Qianan Sunshine Linen Co., Ltd.	$-	-	$-	-	$96,223	0.5%

C.	Interests of experts and counsel.

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The financial statements attached to this report were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of Lanxi Sunrise, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the China. Certain accounting principles stipulated under U.S. GAAP are not applicable in China.

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

The financial statements filed herewith are found in Item 17.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently quoted by the Over the Counter Bulletin Board (“OTC Bulletin Board”) under the symbol “CTXIE”, which was changed from “CTXIF” by OTC Bulletin Board on July 22, 2010 since we were unable to timely file our annual report on Form 20-F for the year ended December 31, 2009 with the Securities and Exchange Commission.  We anticipate that our symbol will be changed back to “CTXIF” on or about August 20, 2010, after the filing of this annual report.

The table below reflects the high and low bid prices for our ordinary shares for the period from November 1, 2009 through August 12, 2010. Prior to November 1, 2009, however, there was limited trading of our ordinary shares. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2009 (from November 1 through December 31) (1)	$1.89	$0.45
2010 (through August 12th)	1.90	0.80

Quarterly Highs and Lows
2009
Fourth Quarter	$1.89	$0.45
2010
First Quarter	$1.90	$1.32
Second Quarter	1.90	0.80
Third Quarter (through August 12th)	1.25	0.81

Monthly Highs and Lows
February 2010	1.75	1.19
March 2010	1.99	1.46
April 2010	1.89	1.52
May 2010	1.72	1.01
June 2010	1.60	0.80
July 2010	1.20	0.81

(1)	There were a limited number of trades of our ordinary shares during the period prior to November 1, 2009, which are not meaningful to report.

Number of Holders.  As of August 12, 2010, there were 170 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividend Policy.  We have not paid cash dividends on any of our ordinary shares since formation and we do not anticipate paying any dividends on our outstanding ordinary shares in the foreseeable future. We plan to retain any earnings to finance the development of the business and for general corporate purposes.

B.	Plan of Distribution

Not required

C.	Markets

Our ordinary shares have been quoted on the OTC Bulletin Board since June 3, 2008.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required

F.	Expenses of the Issue

Not required

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

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

Corporate Powers

We were incorporated in the Cayman Islands on February 3, 2000, under the Companies Law.  The memorandum of association allows for the company to carry on business for a broad variety of purposes, and the company is not restricted from any lawful business activity.

Ordinary  Shares

All issued and outstanding ordinary shares are fully paid and non-assessable.  At any general meeting of the shareholders a resolution put to the vote of the meeting will be decided on a show of hands and every shareholder present in person or by proxy and entitled to vote will have one vote.  On a poll every shareholder present in person or by proxy and entitled to vote will have one vote for each ordinary share of which he is the holder.   The holders of ordinary shares will be entitled to dividends on a pro-rata basis, if declared by the board of directors and subject to the requirements of the Companies Law.  There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the ordinary shares.  In the event of liquidation, dissolution, or winding up of the company, the holders of ordinary shares are entitled to participate in the assets of the company available for distribution after satisfaction of the claims of creditors.

Changes in Capital

The company may, by ordinary resolution of the shareholders, amend the memorandum and articles of association to increase its authorized capital, and increase or decrease the number of authorized but unissued shares, or the par value of such shares.

The company may, by special resolution:

(a)	consolidate and divide all or any of its share capital into ordinary shares of a larger amount than its existing ordinary shares;

(b)
sub-divide its existing ordinary shares, or any of them, into ordinary shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Companies Law; and

(c)	cancel any ordinary shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

Powers and Duties of Directors

Under the provisions of the Articles, Directors’ meetings must be held in the Cayman Islands every year.  Annual General Meetings must be held once in every calendar year.  Both Annual and Extraordinary General meetings must provide at least 21 days notice to shareholders.  A quorum must be present to conduct business at any Annual or Extraordinary General meeting.

The directors manage or supervise the management of the affairs and business of the company and have authority to exercise all such powers of the company as are not, by the Companies Law (2009 Revision), or by the memorandum and articles of association, required to be exercised by the company or consented to by the shareholders.

Directors will serve as such until the next annual general meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the company whereby a duty or interest might be created to conflict with his duty or interest as a director, is to declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director may not vote in respect of any such contract or transaction with the company in which he is interested and if he does so, his vote will note be counted, but he will be counted in the quorum present at the meeting at which such vote is taken.

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

Shareholders

An annual general meeting is to be held once in every calendar year at such time and place as may be resolved by the company in general meeting or, in default, at such time and place as the directors may determine, or, in default, at such time in the third month following that in which the anniversary of our continuation occurs, and at such place as the directors shall determine.  A quorum at an annual general meeting and extraordinary meeting is two or more shareholders present in person or by proxy and entitled to vote.

Certain provisions of our memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price being paid for the shares held by shareholders.

Certain of these provisions provide for:

•
requiring a special resolution, namely the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of such shareholders as being entitled to vote at a general meeting of the company in person or by proxy or a written resolution signed by all shareholders entitled to vote, generally to remove a director; and

•
appointing additional directors to the board by resolution of the existing directors (provided that such additional directors shall not exceed 1/3 in number of the directors elected at the last annual general meeting) or by an ordinary resolution, namely the affirmative vote of a majority of the shareholders entitled to vote at a duly convened meeting in person or by proxy.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders.

Ownership Threshold

There is no threshold at which an individual must declare shareholdings.  SEC disclosure regulations require that holders of 5% or more of the issued securities must disclose such holdings

Transfer Agent and Registrar

The Transfer Agent and Registrar for our ordinary shares is Island Stock Transfer 100 Second Avenue South, Suite 705S, St. Petersburg, Florida, 33701, (727) 289-0010.

C.	Material Contracts

Immediately prior to our reverse acquisition with Bright, on June 9, 2008, Mr. Gao, our Chief Executive Officer and chairman, along with two employees of Lanxi Sunrise, purchased a total of 900,000 shares, or approximately 39.58% of our issued and outstanding ordinary shares, from seven previous shareholders.  The purchase price was $309,996, or approximately $0.34 per share, and resulted in the acquisition of 39.58% of our ordinary shares by Mr. Gao and the two employees of Lanxi Sunrise while we were still a shell company.

On June 30, 2008, we completed a 1:2 reverse stock split, thereby reducing its issued and outstanding shares from 2,273,996 to approximately 1,136,998.

Following this stock purchase transaction by Mr. Gao and the two Lanxi Sunrise employees, also on July 9, 2008, we acquired 100 shares of Bright, constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 18,963,005 of our ordinary shares. As a result of the transaction, Bright became our wholly owned subsidiary. Bright is the registered beneficial owner of 95% of Lanxi Sunrise.

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in our Company (approximately 40.51% of our outstanding ordinary shares) held by or on behalf of Mr. Gao, our Chief Executive Officer and chairman, was transferred to Creation.  Mr. Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs Gao and Sanesi (the “April 2010 Agreement”), Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of the company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are no exchange control restrictions in the Cayman Islands.

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of owning and disposing of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to China Linen Textile Industry, Ltd.

Cayman Islands Taxation

Under existing legislation in the Cayman Islands, no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax is imposed upon us or our shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our shareholders in respect of the issue or transfer of our ordinary shares. However, an instrument transferring title to an ordinary share, if brought into or executed in the Cayman Islands, would be subject to a nominal stamp duty.

PRC Taxation

The following is a summary of the material PRC tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation (“SAT”) issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us and/or Bright. If the PRC tax authorities determine that we are and/or Bright is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, we and/or Bright could be subject to the enterprise income tax at a rate of 25% on our and/or Bright’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from enterprise income tax. As a result, if we and Bright are each treated as a “qualified resident enterprise,” all dividends paid from Lanxi Sunrise to us (through Bright) should be exempt from PRC tax.

As of the date of this prospectus, there has not been a definitive determination by us, Bright or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of us or Bright. However, since it is not anticipated that we and/or Bright would receive dividends or generate other income in the near future, we and Bright are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. We and Bright will make any necessary tax payment if we or Bright (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we are or Bright is a resident enterprise under the EIT Law, and if we or Bright were to have income in the future.

Dividends From Lanxi Sunrise

If Bright is not treated as a resident enterprise under the EIT Law, then dividends that Bright receives from Lanxi Sunrise may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to “non-resident enterprises” which (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We and Bright are holding companies and substantially all of our income and that of Bright may be derived from dividends. Thus, if we and/or Bright are considered a “non-resident enterprise” under the EIT Law and the dividends paid to us and/or Bright are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

We are a Cayman Islands holding company which owns a 100% equity interest in a subsidiary in the Republic of Vanuatu (Bright), which in turns owns a 95% equity interest in Lanxi Sunrise, a PRC company. As a result, if Bright were treated as a “non-resident enterprise” under the EIT Law, then dividends that Bright receives from Lanxi Sunrise  (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax.  Similarly, if we were treated as a “non-resident enterprise” under the EIT Law and Bright were treated as a “resident enterprise” under the EIT Law, then dividends that we receive from Bright (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Bright. As described above, however, Lanxi Sunrise  is not expected to pay any dividends in the near future. Lanxi Sunrise and Bright will make any necessary tax withholding if, in the future, Lanxi Sunrise or Bright were to pay any dividends and Lanxi Sunrise or Bright (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Bright is or we are a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Enterprise Investors Receive From Us; Gain on the Sale or Transfer of Our Ordinary Shares

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) our investors that are not tax residents of the PRC (“non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of our ordinary shares may be subject to income tax under the PRC tax laws.

Under the PRC tax laws, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to our ordinary shares, or gain non-resident investors may realize from the sale or transfer of our ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in our ordinary shares may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of our ordinary shares.

If we were to pay any dividends in the future, and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the PRC tax laws, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. enterprise investors) realize any gain from the sale or transfer of our ordinary shares and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC tax on the gain from the sale or transfer of our ordinary shares. As indicated above, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of our ordinary shares.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the PRC tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting stock;

•	persons that acquired our ordinary shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such cash distribution in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of ordinary shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Because our ordinary shares currently are quoted only on the OTC Bulletin Board and will not, therefore, be treated as readily tradable on an established securities market in the United States, any dividends paid on our ordinary shares currently will not qualify for the lower rate unless we are deemed to be a PRC “resident enterprise” under EIT Law and are eligible for the benefits of the U.S.-PRC Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If a PRC tax applies to any dividends paid to a U.S. Holder on our ordinary shares, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a passive foreign investment company (“PFIC”), if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of us and our subsidiaries for our 2010 taxable year, it is not anticipated that we will be treated as a PFIC for our 2010 taxable year. However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2010 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election.” A purging election generally creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will have a new basis and holding period in its ordinary shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board is not considered to be a national securities exchange that would allow a U.S. Holder to make a mark-to-market election. Because our ordinary shares are currently quoted only on the OTC Bulletin Board, such shares currently may not qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions.  U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.  In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at Chengdong Street, Lanxi County, Heilongjiang Province, PRC and the telephone number at this address is 86-455-5635885.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not required.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

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

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified. However, our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives solely because of the material weakness in internal control over financial reporting set forth below.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 20-F. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. Our management also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.  We had a material weakness in our internal controls over financial reporting relating to a failure of certain departments of the Company to communicate promptly and effectively with our management.

Report on Internal Control Over Financial Reporting

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2009, we had a material weakness in our internal controls over financial reporting. We had a material weakness in our internal controls over financial reporting relating to a failure of certain departments of the Company to communicate promptly and effectively with our management, which reduces the efficiency of our internal controls over financial reporting. We do not have an audit committee and rely solely upon our internal auditor to conduct internal control supervision, which creates a weakness in the sufficiency of our internal controls design and regular review.  Further, our internal controls system needs to be improved and updated. To remediate the weakness, our management, under the direction of the Chief Executive Officer and Chief Financial Officer, intends to continue to review and make changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal controls over financial reporting and our disclosure controls and procedures.  Our Chief Executive Officer and Chief Financial Officer intend to improve the communication between our departments and management, to perfect and update the internal controls system, to improve supervision over financial reporting by management, and to regularly conduct self-assessments of the effectiveness of our internal controls system.  We plan to establish an audit committee in order to improve and reinforce internal audit functions, ensure the availability of an independent assessment of our internal audit, and integrate this assessment into the internal controls of the company. We plan to appoint all independent directors, including the chairperson, to our audit committee. The chairperson will supervise the formulation of systems and resources to assist the audit committee in its functions.

C.	Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 20-F.

D.	Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting during the period covered by this Annual Report, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

We do not currently have an audit committee, and our Board of Directors has not determined that one of its members is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Ethics that applies to our Board of Directors, chief executive officer, chief financial officer, and other senior financial officers.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

UHY HK was the company’s principal accountant for the fiscal year ended December 31, 2008.  UHY HK also provided audit services to us in connection with the fiscal year ended December 31, 2009, prior to the time of its resignation, as discussed below. The aggregate fees billed by UHY for audit of the company's annual financial statements were $62,000 for the fiscal year ended December 31, 2009 and $61,000 for the fiscal year ended December 31, 2008.

Audit-Related Fees

UHY HK billed the company $3,000 for assurance-related services that were related to its audit of the company's financial statements during the fiscal year ended 2009.

Tax Fees

UHY HK did not bill the company any amounts for tax compliance, advice and planning for the fiscal years ended December 31, 2009 and 2008.

All Other Fees

UHY HK did not bill the company any amounts for other products and services during the fiscal years ended December 31, 2009 and 2008.

Pre-Approval of Services

We do not have an audit committee. As a result, our board of directors performs the duties of an audit committee. Our board of directors evaluates and approves in advance the scope and cost of the engagement of an auditor before the auditor renders its audit and non-audit services. We do not rely on pre-approval policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

2010 Restructuring

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in our Company (approximately 40.51% of our outstanding ordinary shares) held by or on behalf of Mr. Gao, our Chief Executive Officer and chairman, was transferred to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands (“Creation”).  Mr. Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs Gao and Sanesi (the “April 2010 Agreement”), Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of the company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On June 24, 2010, we received a letter of resignation from UHY Vocation HK CPA Limited (“UHY HK”), our independent registered public accounting firm, which letter stated that the resignation would be effective immediately. UHY HK was engaged by us on April 9, 2009, until its resignation on June 24, 2010 (the “Engagement Period”).

Prior to June 24, 2010, UHY HK had not previously advised our management or our board of directors of its intention to resign its engagement as our independent registered public accounting firm. The resignation was not sought or recommended by our board of directors.

The report of UHY HK for the financial statements for the fiscal year ended December 31, 2008 does not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Engagement Period, there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between UHY HK and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY HK’s satisfaction, would have caused UHY HK to make reference to the subject matter of the disagreement in connection with its reports. During the Engagement Period, except as described below in this Form 20-F, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K for the fiscal years ended December 31, 2008 and 2009 and through the date of this report.  However, in connection with the 2009 audit of the Company’s financial statements, it was discovered that the Company had recorded sales transactions with related parties which did not appear to be in accordance with Generally Accepted Accounting Principles.  Although the Company ultimately agreed to reverse the occurred transactions, UHY HK decided not to continue to be associated with the Company because of certain material weaknesses in the Company's internal controls.  This constituted a “reportable event" as described in Item 304(a)(1)(v) of Regulation S-K.

We provided UHY HK with the disclosure in this annual report on Form 20-F.  We requested that UHY HK furnish us with a letter addressed to the Securities and Exchange Commission stating whether UHY HK agreed with the above statements related to UHY HK.  A copy of UHY HK’s letter, dated August 17, 2010, is attached as exhibit 15.1 to this annual report on Form 20-F.

On July 5, 2010, we engaged Parker Randall CF (H.K.) (“Parker Randall”) as our new auditor as approved by our Board of Directors on July 3, 2010.

In the years ended December 31, 2007 and 2008 and the subsequent interim period prior to engaging Parker Randall, neither we nor anyone on our behalf consulted with Parker Randall with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Parker Randall to us that Parker Randall concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a "reportable event" (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G.	CORPORATE GOVERNANCE.

Not required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Audited consolidated financial statements of China Linen Textile Industry, Ltd. for the fiscal years ended December 31, 2009 and 2008 are filed as part of this Annual Report beginning on page F-1. Audited consolidated financial statements of China Linen Textile Industry, Ltd. for the fiscal years ended December 31, 2008 and 2007 are filed as part of this Annual Report beginning on Page F-40.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Exhibit
Number

1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002	(1)

1.1.1	Certificate of Incorporation of China Linen Textile Industry, Ltd., dated May 26, 2008.	(2)

1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(1)

1.2.1	Articles of Association of China Linen Textile Industry, Ltd., dated May 26, 2008.	(2)

1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(1)

1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(1)

1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(1)

1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(1)

1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(1)

1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(1)

1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(1)

4.1	Agency Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., and Harbin Sunshine Linen Textile Co., Ltd., dated November 7, 2005.	(1)

Exhibit
Number

4.2	Agreement for Share Exchange between Aquasol Envirotech, Ltd., Bright International Group. Co., Ltd. and the shareholders of Bright International Group Co., Ltd., dated April 11, 2008.	(2)

4.3	Fixed Asset Lease Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Tianxianfang Linen Co., Ltd., dated July 1, 2010	(3)

4.4	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 18, 2009	*

4.5	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 18, 2009.	*

4.6	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 20, 2009	*

4.7	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 23, 2009.	*

4.8	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 25, 2009	*

4.9	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 22, 2010	*

4.10	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 24, 2010	*

4.11	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 30, 2010	*

4.12	Maximum Pledge Agreement between Agricultural Bank of China and Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., dated March 21, 2008	*

4.13	Land Use Right Certificate, dated April 24, 2009	*

4.14	Land Use Right Certificate, dated April 24, 2009	*

4.15	Land Use Right Certificate, dated September 5, 2006	*

4.16	Labor Contract with Gao Ren, dated January 7, 2008	*

4.17	Labor Contract with Teng Yunhai, dated January 7, 2008	*

4.18	Labor Contract with Ma Yongfeng, dated January 7, 2008	*

Exhibit
Number

4.19	Labor Contract with Li Songyun, dated January 7, 2008	*

4.20	Labor Contract with Zhao Chunfu, dated January 7, 2008	*

4.21	Off-Shore Employment Agreement with Shaofeng Qi, dated January 31, 2010	*

4.22	Agency Agreement between Heilongiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Harbin Zhongyi Sunrise Linen Co., Ltd., dated January 4, 2008	*

5.1	2005 Stock Option Plan	(1)

8.1	List of Subsidiaries of the Company	*

11.1	Code of Ethics – Chief Executive Officer	(1)

11.2	Code of Ethics – Chief Financial Officer	(1)

11.3	Code of Ethics – Directors and Officers	(1)

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

15.1	Letter, dated August 17, 2010, from UHY HK to the Securities and Exchange Commission	*

*	Filed herewith.

(1)	Previously filed with the Registration Statement on Form 20FR12G filed with the SEC on November 16, 2005.
(2)	Previously filed with the Annual Report on Form 20F filed with the SEC on July 10, 2008 for the period ended December 31, 2008.
(3)	Previously filed with the Current Report on Form 6-K filed with the SEC on July 16, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LINEN TEXTIL INDUSTRY, LTD.

	By:	/s/ Gao Ren
Gao Ren
Chief Executive Officer and Chairman
August 18, 2010

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2009 and 2008

CHINA LINEN TEXTILE INDUSTRY, LTD.

Page
Report of Independent Registered Public Accounting Firm	F-1

Financial Statements
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations and Other Comprehensive Income	F-3
Consolidated Statements of Changes in Shareholders’ Equity	F-4
Consolidated Statements of Cash Flows	F5 - F6
Notes to Consolidated Financial Statements	F7 - F39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
China Linen Textile Industry, Ltd.

We have audited the accompanying consolidated balance sheets of China Linen Textile Industry, Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) of United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parker Randall CF (H.K.) CPA Limited
Hong Kong
August 12, 2010

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Stated in US Dollars)

			Restated
	Notes	2009	2008
		$	$
ASSETS
Current assets
Cash		2,320,656	10,674
Bank checks and commercial paper		1,921,610	1,566,733
Accounts receivable, net	3	8,762,516	9,374,255
Inventory	4	4,862,855	8,335,042
Prepaid expenses	5	2,183,219	1,666,980
Other receivables		100,165	275,888
Due from related parties	6	2,576,579	1,535,954
Governmental subsidy receivable	7	1,449,331	1,296,522
Deferred tax assets	19	228,794	299,193
Total current assets		24,405,725	24,361,241
Non-current assets
Property, plant and equipment, net	8	9,195,907	8,817,291
Land use right, net	9	408,134	416,185
Governmental subsidy receivable, non-current	7	1,882,593	2,387,837
Deferred tax assets, non-current	19	238,600	241,706
TOTAL ASSETS		36,130,959	36,224,260

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	10	4,048,583	4,041,291
Accounts payable		2,565,188	2,709,566
Accrued expenses and other payables	11	1,101,571	1,559,459
Taxes payable	12	3,729,506	8,804,430
Deferred revenue		423,153	289,527
Deferred governmental subsidy	13	88,995	88,834
Loans from local government		-	295,001
Due to related parties	14	74,888	56,470
Deferred tax liabilities	19	362,333	324,130
Total current liabilities		12,394,217	18,168,708
Non-current liabilities
Deferred governmental subsidy, non-current	13	1,792,482	1,855,453
Deferred tax liabilities, non-current	19	470,648	596,959
TOTAL LIABILITIES		14,657,347	20,621,120

STOCKHOLDER’S EQUITY
Common stock
$0.002 par value, 500,000,000 shares authorized;
20,200,003 shares and 20,100,003 shares
issued and outstanding as of December 31, 2009 and 2008		42,274	42,074
Additional paid-in capital		3,093,816	2,986,212
Statutory reserves		1,593,559	1,019,595
Retained earnings		15,060,004	9,903,449
Accumulated other comprehensive income		1,683,959	1,651,810
TOTAL STOCKHOLDER’S EQUITY		21,473,612	15,603,140
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		36,130,959	36,224,260
See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For the Years Ended December 31, 2009 and 2008
(Stated in US Dollars)

			Restated
	Notes	2009	2008
		$	$
Revenues
Net sales		29,386,131	22,945,122
Costs of goods sold		20,675,443	17,648,852
Gross profit		8,710,688	5,296,270
Operating expenses
Selling expenses		615,176	393,348
General and administrative expenses		1,019,025	1,791,741
Total operating expenses		1,634,201	2,185,089
Operating income		7,076,487	3,111,181
Other income (expense)
Interest income		252,355	175,299
Interest expense		(314,898)	(540,203)
Government subsidies	15	863,436	1,324,225
Other expense		(5,177)	(6,819)
Total other income		795,716	952,502
Income before tax		7,872,203	4,063,683
Income tax	19	2,141,684	1,206,914
Net income		5,730,519	2,856,769
Other comprehensive income
Effects of foreign currency conversion		32,149	764,910
Comprehensive income		5,762,668	3,621,679

Basic and diluted earnings per share	18	0.28	0.15

See notes to consolidated financial statements

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2009 and 2008
(Stated in US Dollars)

	Common Stock		Additional			Accumulated Other
	Number of shares	Amount	Paid-in Capital	Statutory Reserve	Retained Earnings	Comprehensive Income	Total
		$	$	$	$	$	$
Balances at January 1, 2008	18,963,005	37,926	$2,002,251	630,573	$7,435,702	$886,900	$10,993,352
Shares effectively issued to former shareholders as part of the recapitalization	1,136,998	4,148	139,761	-	-	-	143,909
Shares contributed by shareholders as consideration for advisory services	-	-	844,200	-	-	-	844,200
Net income	-	-	-	-	2,856,769	-	2,856,769
Appropriation to statutory reserves	-	-	-	389,022	(389,022)	-	-
Other comprehensive income effects of foreign currency Conversion	-	-	-	-	-	764,910	764,910
Balances at December 31, 2008 (Restated)	20,100,003	42,074	2,986,212	1,019,595	9,903,449	1,651,810	15,603,140

Shares contributed by shareholders as consideration for consulting services	100,000	200	107,604	-	-	-	107,804
Net income	-	-	-	-	5,730,519	-	5,730,519
Appropriation to statutory reserves	-	-	-	573,964	(573,964)	-	-
Other comprehensive income effects of foreign currency conversion	-	-	-	-	-	32,149	32,149
Balances at December 31, 2009	20,200,003	42,274	3,093,816	1,593,559	15,060,004	1,683,959	21,473,612

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008
(Stated in US Dollars)

		Restated
	2009	2008
	$	$
Cash Flows from Operating Activities
Net income	5,730,519	2,856,769
Adjustments to reconcile net income to net cash
provided by operating activities:
Fair value of contributed common stock for advisory services	8,984	844,200
Bad debt (recoveries)/expenses	(31,313)	31,310
Impairment loss on property, plant and equipment	4,081	-
Depreciation	506,434	442,381
Amortization	8,795	8,671
Deferred income taxes	(15,290)	22,742
Changes in assets and liabilities:
Increase in bank checks and commercial paper	(351,798)	(1,155,604)
Decrease in accounts receivable	884,956	2,271,622
Decrease in inventory	3,484,721	1,606,161
Increase in prepaid expenses	(620,250)	(553,109)
Decrease/(increase) in other receivables	244,367	(235,926)
(Increase)/decrease in governmental subsidy, net	(484,093)	650,299
Decrease in accounts payable	(149,159)	(197,951)
Decrease in accrued expenses and other payables	(548,092)	(208,028)
(Decrease)/increase in taxes payable	(4,310,506)	974,980
Increase in deferred revenue	162,204	16,394
Increase in due from/to related parties	(1,048,002)	(3,105,746)
Net cash provided by operating activities	3,476,558	4,269,165

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(872,962)	(2,159,769)
Net cash used in investing activities	(872,962)	(2,159,769)

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008
(Stated in US Dollars)

		Restated
	2009	2008
	$	$
Cash Flows from Financing Activities
Proceeds from bank loans	4,043,601	3,936,110
Payments on bank loans	(4,043,601)	(5,986,251)
Payments on loans from local government	(295,321)	(43,353)
Payments on loans from related parties	-	(124,804)
Proceeds from reverse merger	-	141,526
Net cash used in financing activities	(295,321)	(2,076,772)

Net increase in cash and cash equivalents	2,308,275	32,624
Effects of foreign currency conversion on cash	1,707	(25,409)
Cash and cash equivalents – beginning of year/period	10,674	3,459
Cash and cash equivalents – end of year/period	2,320,656	10,674

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	310,895	1,553,494
Income taxes	1,526,428	857,118

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

1.        ORGANIZATION AND PRINCIPAL ACTIVITIES

The company is currently principally engaged in the business of production and distribution of various types of linen products, such as linen clothing, linen yarn, linen, and blending linen, etc.  The Company is also involved in consultation and research and development related to of linen technology and linen products.

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse.  The pilot facility was closed in 2001 after completion of the test, the Company ceased operations and became a shell company.

The Company entered into a share exchange transaction on July 9, 2008 as detailed below which resulted in a change of control of the Company.  This transaction was accounted for as a reverse merger whereby the historical financial statements and operations of the accounting acquirer are included in the financial statements of the Company.

Business Acquisition
On August 5, 2007, the owners of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”) entered into a Share Purchase Agreement (the “Agreement”) with Bright International Group Co., Ltd. (“Bright”).  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, majority owner and CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.  As Mr. Ren Gao is the beneficial owner of Bright and remained the sole owner of Lanxi Sunrise after the share purchase, this transaction was treated as reorganization in which Bright is a continuing entity of Lanxi Sunrise.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Reverse Acquisition
On July 9, 2008, the Company entered into a share exchange transaction with Bright in which the Company acquired all the issued and outstanding capital stock of Bright in return for the issuance of 18,963,005 shares of the Company’s common stock.  As a result of the reverse merger, the Company effectively issued 1,136,998 shares (post split) of common stock on July 9, 2008.  As a result of the transaction, Bright became a wholly owned subsidiary of the Company.  The transaction was accounted for as a reverse acquisition from accounting perspective since Bright has become the controlling shareholder of the Company after the share exchange transaction.  For accounting purpose, Bright is regarded as the accounting acquirer while the Company before the reverse acquisition is deemed to have been acquired by Bright.  As a result, these consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright.  In anticipation of completion of the Reverse Acquisition, the Company changed its name to China Linen Textile Industry, Ltd.

Share Split
On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to approximately 1,136,998.

The Company conducts all of its business activities through its wholly owned subsidiary, Lanxi Sunrise, which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a state-owned holding company under the Company Law of PRC and changed into a privately owned business enterprise in June 2007. Lanxi Sunrise manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.

Bright, incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, Bright and Lanxi Sunrise, (hereafter, collectively referred to as “the Group”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

Statement of Cash Flows
In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Group’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

Economic and Political Risks
The Group’s operations are conducted solely in the PRC.  There are significant risks associated with doing business in the PRC, among others, political, economic, legal and foreign currency exchange risks.  The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Use of Estimates
In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and machinery.  Actual results could differ from those estimates.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits in banks with maturities of three months or less, and all highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less at the time of purchase.  As of December 31, 2009 and 2008, there were cash and cash equivalents of $2,320,656 and $10,674 respectively.

Bank Checks and Commercial Paper
Bank checks and commercial paper include bank checks and commercial paper with original maturities of approximately 180 days or less at the time of issuance. Book value approximates fair value because of the short maturity of those instruments. The Group receives these financial instruments as payments from its customers in the ordinary course of business.

Accounts Receivable
Accounts receivable consists of amounts due from customers. The Group extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and determined based on management’s assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

Concentrations of Credit Risk
The Group sells its products primarily to PRC domestic customers. Credit is extended based on an evaluation of the customer's financial condition. At both December 31, 2009 and 2008, two customers accounted for approximately 92% of its accounts receivable balances. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories
Inventories are stated at the lower of cost or market value. Actual cost is used to value raw materials and supplies. Finished goods and work-in-progress are valued on the weighted-average cost method. Elements of costs in finished goods and work-in-progress include raw materials, direct labor, and manufacturing overhead. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels.  The Group’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes.  As of December 31, 2009 and 2008, the Group did not make any allowance for slow-moving or defective inventories.

Fair value of Financial Instruments
The carrying values of the Group’s financial instruments, including cash and cash equivalents, accounts receivables, other receivables and prepayments, short-term borrowings, accounts payables, derivative instruments, and other accrued liabilities are at their fair values due to the maturity of such instruments.

Other Receivables
Other receivables principally include advances to employees who are working on projects on behalf of the Group. After the work is finished, they will submit expense reports with supporting documents to the accounting department. Upon being properly approved, the expenses are debited into the relevant accounts and the advances are credited out. Cash flows from these activities are classified as cash flows from operating activities.

Property, plant and equipment
Property, plant and equipment, other than construction in progress, are stated at cost less depreciation and amortization and accumulated impairment loss.  Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.  Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)
Depreciation of property, plant and equipment is calculated to written off the cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.  The principal annual rates are as follows:

Leasehold land and buildings	20 years
Plant and machinery	14 years
Motor vehicles	5 years
Office equipment	3 years

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Construction in progress mainly represents expenditures in respect of the Group’s corporate campus and machinery under construction, which the campus was completed and at which production began in 2009.  Assets under construction are not depreciated until the construction is completed and the assets are ready for their intended use.

Accounting for the Impairment of Long-Lived Assets
The Group adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Live Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Group periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Group believes that, as of December 31, 2009 and 2008, there were no significant impairments of its long-lived assets.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right
All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial or residential purposes for an initial period of 50 or 70 years, respectively. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(1)	Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB 2,600,000). The land use right is for commercial use purposes for a 50-year period ended August 15, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $333,321 (RMB 2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(2)	Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB 400,000). The land use right is for commercial use purposes for a 50-year period ended December 29, 2054. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. A portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

In January 2005, the local government also granted the buildings attached to these two pieces of land to Lanxi Sunrise as a governmental subsidy, as more fully disclosed in the "Governmental Subsidies" section of this note. Lanxi Sunrise pledged the use rights of the two pieces of land and the buildings attached, as collateral to provide a guarantee for a related party through April 10, 2008 to receive an import letter of credit, as more fully disclosed in the "Related Party Transaction" of this note.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Governmental Subsidies
The Company’s subsidiary, Lanxi Sunrise, is considered to be a leading manufacture enterprise by the local government, Lanxi Government ("Lanxi Government"), which has a long-term desire to encourage Lanxi Sunrise to expand its production capacity and to create more job opportunities for local residents. For that purpose, the local government has granted various subsidies to Lanxi Sunrise as follows:

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

Lanxi Sunrise records the present value of income tax refund grant as governmental subsidies receivable and governmental subsidy revenue at the same time when the income taxes payable are recorded. For the year ended December 31, 2009, Lanxi Sunrise has received the refund of income tax payment from the local government for the year of 2006 amounted to $1,320,000 (RMB 8,991,000).

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Governmental Subsidies (Continued)
(3)	Building Subsidy
In January 2005, the local government granted the buildings attached to two adjacent pieces of land to Lanxi Sunrise as government subsidy, as more fully disclosed in the "Land Use Right" section of this note.  Lanxi Sunrise obtained the title documents of these buildings on February 2, 2006. Management estimated the fair value of these buildings at $794,345 (RMB 5,793,572.), based on an appraisal report issued by an independent appraiser certified by the local government. Lanxi Sunrise treated the full amount as deferred governmental subsidy, and began to recognize governmental subsidy revenue when Lanxi Sunrise complied with all conditions attached to the grant in December 2007, over these buildings' estimated useful life of 20 years.

(4)	Sewage Facilities Improvement Subsidy
In December 2008, the local government granted $776,045 (RMB 5,300,000) to Lanxi Sunrise for sewage facilities improvement. This subsidy is regarded as deferred government subsidy whose primary condition for qualification is to improve the sewage facilities of the production plant by acquiring certain long-term assets. The government grant is recognised as income over the periods necessary to match them with the related costs of the assets purchased which they are intended to compensate over the periods and in the proportions in which depreciation on those assets is charged. Subsidy income of $16,185 was recognized for the year ended December 31, 2009. As the sewage facilities and equipment were under construction and installation in the year of 2008, no subsidy income was thus recognized.

(5) Monetary Grant
The local government granted various funds to Lanxi Sunrise, such as leading enterprise fund and financial supporting fund. Lanxi Sunrise recorded these funds as liabilities upon receipt. Government subsidy revenue is recognized only when there is reasonable assurance that Lanxi Sunrise has complied with all conditions attached to the grant.

(6)	Interest-free Loans
The local government provided certain interest-free loans to Lanxi Sunrise. These loans are unsecured, have no fixed terms of repayment and therefore deemed payable on demand. Receipts from and payments on loans from local government are classified as cash flows from financing activities. Due to the short-term nature of these loans, no subsidy income has been recorded with respect to these loans.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation
The Company and Bright maintain its books and accounting records in the United States Dollar ("USD"), which is determined as the functional currency. However, the functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Gain and losses resulting from foreign currency transactions are included in operations.

For financial reporting purposes, the financial statements of the Group which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

	2009	2008
Year end US$: RMB exchange rate	6.8172	6.8295
Average periodic US$: RMB exchange rate	6.8221	6.9199

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Revenue Recognition
Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met:
●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured. Payments have been established.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)
The return policy of goods is recognized in actual basis when the goods sold were being returned by customer then the closing balance of the period/year is actually deducted by the increment of relevant cost of sales.  As the sales return rate is low and immaterial, no such provision is required to be made.

Deferred Revenue
Deferred revenue consists of prepayments to the Group for products that have not yet been delivered to the customers. Payments received prior to satisfying the Group’s revenue recognition criteria are recorded as deferred revenue.

Research and Development Costs
Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. Research and development costs were immaterial for the Group in the years ended December 31, 2009 and 2008, respectively, and are included in general and administration expenses.

Comprehensive Income
The Group has adopted ASC 220 “Comprehensive Income” which establishes the rules for the reporting of comprehensive income and its components. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a consolidated financial statement that is presented with the same prominence as other financial statements. The Group’s current components of other comprehensive income are the foreign currency translation adjustment.

Value-added Tax (VAT)
Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Group’s products that are sold in PRC are subject to Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid on purchases of raw materials included in the cost of producing the finished goods.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
Advertising costs are expensed as incurred and included as part of selling and marketing expenses. Advertising costs were immaterial for the Group in the years ended December 31, 2009 and 2008, respectively.

Pension and Employee Benefits
Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the PRC entities to accrue for these benefits based on certain percentages of the employees' salaries. Management believes full time employees who have passed the probation period are entitled to such benefits. The total provisions for employee pension were $46,366 and $55,751 for the years ended December 31, 2009 and 2008, respectively.

Share-based compensation
The issuance of the Company’s common stock for non-cash consideration have been assigned a per share amount equaling the fair value. The fair value is determined by the management by reference to the market price of the Company’s shares on the measurement date. The non-cash consideration received pertains to services rendered by the consultant.

The Company accounts for equity instruments issued to the consultant in exchange for services in accordance with the provisions of EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services, and EITF Issue No. 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant is reached or (ii) the date at which the consultant’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The Company records the fair value of the fully vested, non-forfeitable common stock issued for future consulting services as prepaid consulting in its consolidated balance sheet.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Group has passed a resolution in January 2010 whereby Lanxi Sunrise will continue to allocate 10% of the after-tax net earnings to statutory surplus reserve despite the reserve having reached 50% of Lanxi Sunrise’s registered capital.

Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning January 1, 2006, the Group has no further requirements to make appropriations to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

The Group contributed $573,966 and $389,022 to the statutory surplus reserve fund in 2009 and 2008 respectively. Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves

Balance on January 1, 2008	$488,238	$142,335	$630,573

Contribution in 2008	389,022	-	389,022

Balance on December 31, 2008	$877,260	$142,335	$1,019,595

Contribution in 2009	573,964	-	573,964

Balance on December 31, 2009	$1,451,224	$142,335	$1,593,559

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions
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

Name	Relationship

Ren Gao	Majority owner of the Group

Heilongjiang Lanxi Linen Textile Co., Ltd.	One of the founders of Lanxi Sunrise until Mr. Ren Gao bought out its equity interest in Lanxi Sunrise on June 11, 2007.

Songyuan Qianan Sunshine Linen Co., Ltd.	Under common control by Ren Gao

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Ren Gao

Harbin Sunshine Linen Textile Co., Ltd.	Under the control by Jun Gao*

* Jun Gao, the elder brother of Ren Gao, is considered as a related party of the Group.

(1) Due from/to Related Parties

The Group purchases raw materials from, sells finished goods to, and outsources some of its production to related parties. In addition, due to China foreign currency control and export and import license requirements, the Group engages related parties, Harbin Zhongyi Sunshine Linen Co., Ltd and Harbin Sunshine Linen Textile Co., Ltd., to act as the Group’s agents in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions (Continued)
(2) Loans from Related Parties

Loans from related parties are interest-free short-term loans from Mr. Ren Gao, the majority owner of the Group to finance the Group’s operation. Cash flows from these activities are classified as cash flows from financing activities.

(3) Guarantee to a Related Party

The Company’s subsidiary, Lanxi Sunrise, has pledged the land use right of two pieces of land and the buildings attached, as collateral to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd., which was a previous owner of Lanxi Sunrise and is majority owned and controlled by Mr. Ren Gao, the majority owner of the Group, to receive an import letter of credit with the maximum value is $959,700 (RMB 7,600,000) from the Harbin Zhaolin Branch of Bank of China. The period guaranteed is from April 11, 2006 to April 10, 2008. The Group incurred neither liability nor expense related to this guarantee. As at December 31, 2009, the Group did not pledge any of its assets or provide any guarantees to related parties.

Income Taxes
The Group accounts for income taxes under ASC 740 “Income Taxes”, which method are called the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income and comprehensive income in the periods that includes the enactment date.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Fair Value Measurements
In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.

In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements
In June 2009, the FASB established the FASB Accounting Standards Codification (ASC) as the single source of authoritative U.S generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC superseded all previously existing non-SEC accounting and reporting standards, and any prior sources of U.S. GAAP not included in the ASC or grandfathered are not authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC did not change current U.S. GAAP but changes the approach by referencing authoritative literature by topic (each a “Topic”) rather than by type of standard.

Adoption of the ASC did not have a material impact on the Company’s consolidated financial statements, but references in the Company’s notes to consolidated financial statements to former FASB positions, statements, interpretations, opinions, bulletins or other pronouncements are now presented as references to the corresponding Topic in the ASC.

Effective January 1, 2009, FASB issued FASB ASC 350-30 and ASC 275-10-50 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 ("SFAS 142"), “Goodwill and Other Intangible Assets.” The adoption of these revised provisions did not have a material impact on the Company’s Consolidated Financial Statements.

Effective January 1, 2009, the Company adopted FASB ASC 805-10, (formerly SFAS 141R, "Business Combinations"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in an acquiree and the goodwill acquired.  In addition, the provisions in this ASC require that any additional reversal of deferred tax asset valuation allowance established in connection with fresh start reporting on January 7, 1998 be recorded as a component of income tax expense rather than as a reduction to the goodwill established in connection with the fresh start reporting. The Company will apply ASC 805-10 to any business combinations subsequent to adoption.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
Effective July 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 855-10 (formerly SFAS 165, “Subsequent Events”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

3.     ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

	December 31,	December 31,
	2009	2008
Accounts receivable	$9,238,460	$10,105,819
Less: Allowance for doubtful accounts	(475,944)	(731,564)
Accounts receivable, net	$8,762,516	$9,374,255

There was reversal of bad debt expense of $245,755 credited to operations for the years ended December 31, 2009. Bad debt expense of $31,310 was charged to operations for the year ended December 31, 2008.

4.     INVENTORY
Inventory consists of the followings:

	December 31,	December 31,
	2009	2008
Finished goods	$2,443,517	$6,175,230
Work-in-progress	406,297	697,378
Raw materials	1,994,074	1,443,502
Supplies and low-value materials	18,967	18,932
	$4,862,855	$8,335,042

No allowance for inventories was provided at December 31, 2009 and 2008.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

5.     PREPAID EXPENSES
Prepaid expenses consist of the followings:

	December 31,	December 31,
	2009	2008
Raw materials and supplies	$1,756,565	$1,323,979
Advance to contractors	315,137	329,423
Others	111,517	13,578
	$2,183,219	$1,666,980

There was bad debt expense of $206,136 charged to operations for the year ended December 31, 2009.  No allowance for bad debt was provided for the year ended December 31, 2008.

6.     DUE FROM RELATED PARTIES
Due from related parties consist of the followings:

Name of Related Parties	December 31,	December 31,
	2009	2008
Ren Gao	$-	$319,326
Harbin Sunshine Linen Textile Co., Ltd.	515,479	1,185,605
Harbin Zhongyi Sunshine Linen Co., Ltd.	2,061,100	-
Songyuan Qianan Sunshine Linen Co., Ltd.	-	31,023
	$2,576,579	$1,535,954

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

7.     GOVERNMENTAL SUBSIDY RECEIVABLE
Governmental subsidy receivable consists of the following:

(1)	Current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2009	2008
Income Tax Subsidy-2006	$-	$1,019,420
Income Tax Subsidy-2006 for interest imputed	-	159,963
Income Tax Subsidy-2007	1,252,755	-
Income Tax Subsidy-2007 for interest imputed	196,576	-
Sewage Facilities Improvement Subsidy	-	73,212
Monetary grant	-	43,927
	$1,449,331	$1,296,522

(2)	Non-current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2009	2008
Income Tax Subsidy-2007	$-	$1,250,498
Income Tax Subsidy-2007 for interest imputed	-	94,538
Income Tax Subsidy-2008	1,044,683	1,042,801
Income Tax Subsidy-2008 for interest imputed	60,704	-
Income Tax Subsidy-2009	777,206	-
	$1,882,593	$2,387,837

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

8.     PROPERTY, PLANT AND EQUIPMENT
The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2009	2008
Cost
Building and warehouses	$4,161,061	$4,153,567
Machinery and equipment	7,651,155	4,616,477
Office equipment and furniture	141,953	121,708
Motor vehicles	8,831	8,815
Total	$11,963,000	$8,900,567

Accumulated depreciation	(2,841,436)	(2,330,433)

Construction in progress	-	2,168,870
Idle fixed assets	66,964	70,921
Fixed assets to be disposed	7,379	7,366

Property, plant and equipment, net	$9,195,907	$8,817,291

Depreciation expense charged to operations was $506,434 and $442,381 for the years ended December 31, 2009 and 2008, respectively.

9.     LAND USE RIGHT
The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2009	2008
Land use right	$440,063	$439,271
Less: Amortization	(31,929)	(23,086)
Land use right, net	$408,134	$416,185

Amortization expense charged to operations was $8,795 and $8,671 for the years ended December 31, 2009 and 2008, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

10.   BANK LOANS
Bank loans consist of the following as of December 31, 2009:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	$968,139	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	440,063
Lanxi Branch of Agriculture Bank of China	6.903%	3/20/2009 – 3/19/2010	440,063
Lanxi Branch of Agriculture Bank of China	6.903%	3/23/2009 – 3/22/2010	1,320,190
Lanxi Branch of Agriculture Bank of China	6.903%	3/25/2009 – 3/24/2010	880,128
Total			$4,048,583

Interest expense charged to operations for these bank loans was $310,895 for the year ended December 31, 2009.  Management anticipates that the bank loans will be renewed after the due date for another year.  There was no default of bank loan or interest payments during the year.

Bank loans consist of the following as of December 31, 2008:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	9.711%	3/21/2008 – 3/20/2009	$439,271	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	9.711%	3/21/2008 – 3/20/2009	439,271
Lanxi Branch of Agriculture Bank of China	9.711%	3/25/2008 – 3/24/2009	878,542
Lanxi Branch of Agriculture Bank of China	9.711%	3/28/2008 – 3/27/2009	966,396
Lanxi Branch of Agriculture Bank of China	9.711%	3/28/2008 – 3/27/2009	1,317,811
Total			$4,041,291

Interest expense charged to operations for these bank loans was $373,650 for the year ended December 31, 2009.  The above bank loans were all renewed during 2009 with expected maturity dates of March 2010.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

11.   ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2009	2008
Accrued payroll	$262,153	$364,855
Accrued employee benefits	265,886	284,250
Accrued pension expenses	102,957	153,291
Accrued sales commission	-	77,376
Other accrued expenses	246,473	401,202
Other payables	224,102	278,485
	$1,101,571	$1,559,459

12.   TAXES PAYABLE
Taxes payable consist of the followings:

	December 31,	December 31,
	2009	2008

Income taxes payable	$3,414,122	$4,046,654
Sales-related taxes payable	23,080	351,460
VAT payable	288,496	4,292,961
Property taxes payable	3,808	113,355
	$3,729,506	$8,804,430

The VAT payable brought forward from the year of 2006, 2007 and 2008 which was granted by the Government to be repaid from 2009 onwards was repaid during 2009.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

13.   DEFERRED GOVERNMENTAL SUBSIDIES
Deferred governmental subsidies consist of the following:
(1)	Current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2009	2008

Land subsidy	$7,628	$7,614
Building subsidy	42,495	42,418
Sewage facilities improvement subsidy	38,872	38,802
	$88,995	$88,834

(2)	Non-current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2009	2008

Land subsidy	$362,954	$354,687
Building subsidy	764,901	763,523
Sewage facilities improvement subsidy	664,627	737,243
	$1,792,482	$1,855,453

14.   DUE TO RELATED PARTIES
Due to related parties consist of the followings:
	December 31,	December 31,
Name of Related Parties	2009	2008

Ren Gao	$45,672	$-
Harbin Zhongyi Sunshine Linen Co., Ltd.	-	56,470
Songyuan Qianan Sunshine Linen Co., Ltd.	29,216	-
	$74,888	$56,470

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

15.   GOVERNMENTAL SUBSIDY INCOME
Governmental subsidy income consists of the followings:

	December 31,	December 31,
Name of Governmental Subsidy	2009	2008
Income tax refund subsidy	$776,643	$1,029,178
Land use right subsidy	7,622	7,514
Building subsidy	42,464	41,864
Sewage subsidy	16,185	-
Financial support grants	20,522	245,669
	$863,436	$1,324,225

16.   RELATED PARTY TRANSACTIONS

	December 31, 2009		December 31, 2008
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,169,833	14.6%	$4,161,201	20.9%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$41,337	1.05%	$1,444,461	54.5%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$7,289,137	25.5%	$1,554,289	7.8%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$1,382,827	35.2%	$911,015	34.4%

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

17.   CONCENTRATION

Geographic Areas Information
All of the Group's assets exist mainly in the PRC, and its revenues are substantially derived from its operations therein.

Major Customers
There were five major customers each of which made sales over 5% of the Group’s total sales in 2009 as summarized in the following:

	December 31,		December 31,
	2009		2008
Major Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	$4,169,833	14.2%	$4,161,201	18.1%
Harbin Zhongyi Sunshine Linen Co., Ltd.	7,289,137	24.8%	1,554,289	6.8%
Three unrelated customers	16,299,625	55.5%	16,274,719	70.9%

Total	$27,758,595	94.5%	$21,990,209	95.8%

Major Suppliers
The Group has a diversified supplier line. There were a few major suppliers from each of which the Group purchased over 5% of the Group’s total purchase, as summarized in the following:

	December 31,		December 31,
	2009		2008
Major Suppliers	Purchase	Percentage of Total Purchase	Purchase	Percentage of Total Purchase
				-
Harbin Sunshine Linen Textile Co., Ltd.	$41,337	0.4%	$1,444,461	54.5%
Harbin Zhongyi Sunshine Linen Co., Ltd.	1,382,827	11.7%	911,015	34.4%
Two unrelated customers	5,236,901	44.4%	-	-%
Total	$6,661,065	56.5%	$2,355,476	88.9%

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

18.   EARNINGS PER SHARE

	December 31,	December 31,
	2009	2008
Net income for basic and diluted earnings per share	$5,730,519	$2,856,769
Weighted average number of shares	20,108,333	19,511,256
Basic and diluted earnings per share	$0.28	$0.15

19.   INCOME TAX
The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The income tax on consolidated statements of operation and other comprehensive income represented the provision of income taxes for the operating subsidiary, Lanxi Sunrise only.  No provision for the Company and Bright has been made as both companies have no operation nor assessable profits for the year ended December 31, 2009.

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 25% on income as reported in its statutory financial statements after appropriate tax adjustments.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

19.   INCOME TAX (Continued)
The provision for income taxes consists of the followings:

	December 31,	December 31,
	2009	2008
Current Income Tax	$2,156,974	$1,184,172
Deferred Income Tax	(15,290)	22,742
Income Tax	$2,141,684	$1,206,914

The components of net deferred tax liabilities are as follows:

	December 31,	December 31,
	2009	2008
Deferred tax assets:
Accrued Pension	$25,739	$38,326
Accrued Expenses	17,950	68,276
Bad Debt Allowance	175,387	182,891
Fixed assets provision	34,090	33,009
Deferred Subsidy Income	214,228	218,397
Total deferred tax assets	$467,394	$540,899
Deferred tax liabilities:
Subsidy Receivable	$(832,981)	$(921,089)
Net deferred tax liabilities	$(365,587)	$(380,190)

Reported as:
Current deferred tax assets	$228,794	$299,193
Current deferred tax liabilities	(362,333)	(324,130)
Non-current deferred tax assets	238,600	241,706
Non-current deferred tax liabilities	(470,648)	(596,959)
Net deferred taxes	$(365,587)	$(380,190)

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

19.   INCOME TAX (Continued)
The effective tax rate differed from the statutory income tax rate is as follows:

	December 31,	December 31,
	2009	2008
China statutory income tax rate	25%	25%
Effect of:
Non-deductible expenses	1.23%	5.19%
Change in income tax rate and others	-	(0.49)%
Effective Tax Rate	26.23%	29.70%

20.   COMMON STOCK CONTRIBUTED BY SHAREHOLDERS FOR SERVICES

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

On November 16, 2009, the Board of Directors authorized the issuance of 100,000 shares of common stock to an independent party pursuant to a consultancy agreement dated on the same date for financial advisory services to be provided to the Company from November 16, 2009 through November 15, 2010. The shares were valued at $107,804 and during the year ended December 31, 2009, the Company recorded general and administrative expense of approximately $9,000 related to the agreement.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

21.   ASSET RETIREMENT OBLIGATIONS

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

In addition, the Group anticipates operating its manufacturing facilities indefinitely into the future thereby rendering the potential range of settlement dates as indeterminate. Therefore, the Group has not recorded any AROs to recognize legal obligations associated with the retirement of tangible long-lived assets.

22.   COMMITMENTS AND CONTINGENCIES

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

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

22.   COMMITMENTS AND CONTINGENCIES (Continued)

Environmental (Continued)
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

Operating Lease
The Group leases certain production equipment from an unrelated third party for its production line of yarn forming. The fair value of this equipment is approximately $1,631,000 (RMB 11,140,000). The annual rent is $164,814 (RMB 1,125,600), payable quarterly, and is included in costs of goods sold. The lease agreement is renewed on an annual base. The leased equipment is essential to production and the ability to renew the lease will significantly affect the Group's performance.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in US Dollars)

22.   COMMITMENTS AND CONTINGENCIES (Continued)

Capital Commitment
Contractual commitments for capital expenditure approximated $889,000 (RMB 6,060,000) relating to the construction of sewage facilities and acquisition of equipment as of December 31, 2009.

23.   SUBSEQUENT EVENTS

An evaluation of subsequent events was performed through August 12, 2010, which is the date the financial statements were issued.

24.   RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its consolidated financial statements as of December 31, 2008 and for the year then ended, after having identified a share based compensation adjustment due to an Advisory Agreement between Lanxi Sunrise and Mid-Continental Securities Corp. dated March 30, 2007 not accounted for in the consolidated financial statements.

Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, were entitled to receive a total of 804,000 shares of common stock of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and its designees by certain shareholders of the Company in 2008. In the restated 2008 Financial Statements, the Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200.  Such shares were valued based on the closing market price of $1.05 per share on the date of transfer.

For the year ended December 31, 2008, the effect of the restatements was to decrease previously reported net income of $3,700,969 to $2,856,769.

CHINA LINEN TEXTILE INDUSTRY, LTD.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008 and 2007

CHINA LINEN TEXTILE INDUSTRY, LTD.

Page
Report of Independent Registered Public Accounting Firm	F-42

Financial Statements
Consolidated Balance Sheets	F-43
Consolidated Statements of Operations and Other Comprehensive Income	F-44
Consolidated Statements of Changes in Shareholders’ Equity	F-45
Consolidated Statements of Cash Flows	F-46 - F-47
Notes to Consolidated Financial Statements	F-48 - F- 80

UHY VOCATION HK CPA LIMITED
Chartered Accountants
Certified Public Accountants

天職香港會計師事務所有限公司
香港灣仔告士打道五十號
馬來西亞大廈三字樓
電話：二三三二 零六六一
傳真：二三三二 零三零四
傳真：二三八八 二零八六

Managing Directors :

DAVID T. K. NG BTH, MA, MCOM, CA(AUST.), ACA, FCCA, FAIA, FCPA, FCIS, FHKIoD, MSCA, CIA, FTIHK, HKRFP, JP(NSW)
吳梓堅會計師

S. T. YUEN MBA, ACA, FCCA, ACIS, CPA, FHKIoD, FTIHK, MIIA, HKRFP
原樹堂會計師

Pang Hon Chung MBA, DipMS, FCCA, CGA, ACA, CPA(Practising)
彭漢中會計師

3/F., Malaysia Building,
50 Gloucester Road, Wanchai,
HONG KONG.
Tel : (852) 2332 0661(23 lines)
Fax : (852) 2332 0304, 2388 2086
E-mail : cpa@uhy-hk.com
Website : www.uhy-hk.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UHY Vocation HK

Hong Kong
June 7, 2010

VICPA 北京 · 上海 · 深圳 · 長沙 · 合肥 · 成都 · 昆明 · 瀋陽
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

(A) Represents the consolidated financial statements of Bright International Group Co. Ltd.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	2008	2007 (A)
Revenues
Net sales	$22,945,122	$20,782,804
Costs of goods sold	17,648,852	15,075,310
Gross profit	$5,296,270	$5,707,494
Operating expenses
Selling expenses	393,348	305,422
General and administrative expenses	1,791,741	946,337
Total operating expenses	$2,185,089	$1,251,759
Operating income	$3,111,181	$4,455,735
Other income (expense)
Interest income	$175,299	$69,812
Interest expense	(540,203)	(817,596)
Government subsidies	1,324,225	1,407,967
Other expense	(6,819)	(36,284)
Total other income	$952,502	$623,899
Income before tax	$4,063,683	$5,079,634
Income tax	1,206,914	1,606,443
Net income	$2,856,769	$3,473,191
Other comprehensive income
Effects of foreign currency conversion	764,910	612,543
Comprehensive income	$3,621,679	$4,085,734

Basic and diluted earnings per share	$0.15	$0.18

See notes to consolidated financial statements.

(A) Represents the consolidated financial statements of Bright International Group Co. Ltd.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	Common Stock		Additional			Accumulated Other</ fon t>
	Number of shares	Amount	Paid-in& lt; /font> Capital	Statutory& lt; /font> Reserve&lt ;/f ont>	Retained Earnings	Comprehensive< /fo nt> Income< /fo nt>	Total</ fon t>

Balances at January 1, 2007	18,963,005	$37,926	$2,002,251	$427,005	$4,199,100	$274,357	$6,940,639

Net income		-	-	-	3,473,191	-	3,473,191
Appropriation to statutory reserves		-	-	203,568	(203,568)	-	-
Dividend distribution		-	-	-	(33,021)	-	(33,021)
Other comprehensive income effects of foreign currency Conversion		-	-	-	-	612,543	612,543

Balances at December 31, 2007	18,963,005	$37,926	$2,002,251	$630,573	$7,435,702	$886,900	$10,993,352
Shares effectively issued to former shareholders as part of the recapitalization	1,136,998	4,148	139,761	-	-	-	143,909
Shares contributed by shareholders as consideration for advisory services		-	844,200	-	-	-	844,200
Net income		-	-	-	2,856,769	-	2,856,769
Appropriation to statutory reserves		-	-	389,022	(389,022)	-	-
Other comprehensive income effects of foreign currency Conversion		-	-	-	-	764,910	764,910
Balances at December 31, 2008	20,100,003	$42,074	$2,986,212	$1,019,595	$9,903,449	$1,651,810	$15,603,140

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	2008	2007 (A)
Cash Flows from Operating Activities
Net income	$2,856,769	$3,473,191
Adjustments to reconcile net income to net cash provided by operating activities:
Fair value of contributed common stock for advisory services	844,200	-
Bad debt expenses	31,310	426,369
Depreciation	442,381	346,918
Amortization	8,671	7,925
Deferred income taxes	22,742	182,735
Deferred governmental subsidy	650,299	-
Changes in:
Bank checks and commercial paper	(1,155,604)	(13,209)
Accounts receivable	2,271,622	(5,776,736)
Inventory	1,606,161	2,065,370
Prepaid expenses	(553,109)	1,935,417
Other receivables	(235,926)	308,299
Accounts payable	(197,951)	(124,142)
Accrued expenses and other payables	(208,028)	572,114
Taxes payable	974,980	2,176,022
Deferred revenue	16,394	(37,120)
Due to/from related parties	(3,105,746)	(4,788,175)
Net cash provided by operating activities	$4,269,165	$754,978

Cash Flows from Investing Activities
Purchase of property, plant and equipment	$(2,159,769)	$(284,120)
Net cash used in investing activities	$(2,159,769)	$(284,120)

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	2008	2007 (A)
Cash Flows from Financing Activities
Proceeds from bank loans	$3,936,110	$-
Payments on bank loans	(5,986,251)	(67,998)
Payments on loans from local government	(43,353)	-
Payments on loans from related parties	(124,804)	(394,082)
Dividend payment	-	(33,021)
Proceeds from reverse merger	141,526	-
Net cash used in financing activities	$(2,076,772)	$(495,101)
Increase (Decrease) in cash	32,624	(24,243)
Effects of foreign currency conversion on cash	(25,409)	(13,201)
Cash at beginning of year	3,459	40,903
Cash at end of year	$10,674	$3,459

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$1,553,494	$4,108
Income taxes	$857,118	$54,438

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

The Group contributed $389,022 and $203,568 to the statutory surplus reserve fund in 2008 and 2007 respectively. Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves
Balance on January 1, 2007	$284,670	$142,335	$427,005
Contribution in 2007	203,568	-	203,568
Balance on December 31, 2007	$488,238	$142,335	$630,573
Contribution in 2008	389,022	-	389,022
Balance on December 31, 2008	$877,260	$142,335	$1,019,595

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

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	December 31,
	2008	2007
Accounts receivable	$10,105,819	$11,617,527
Less: Allowance for doubtful accounts	(731,564)	(655,280)
Accounts receivable, net	$9,374,255	$10,962,247

Bad debt expense charged to operations was $31,310 and $426,369 for the years ended December 31, 2008 and 2007, respectively.

NOTE 4 — INVENTORY

Inventory consists of the followings:

	December 31,	December 31,
	2008	2007
Finished goods	$6,175,230	$5,480,818
Work-in-progress	697,378	1,900,506
Raw materials	1,443,502	1,929,110
Supplies and low-value materials	18,932	17,729
	$8,335,042	$9,328,163

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 5 — PREPAID EXPENSES

Prepaid expenses consist of the followings:

	December 31,	December 31,
	2008	2007
Raw materials and supplies	$1,323,979	$990,979
Advance to contractors	329,423	27,083
Others	13,578	18,036
	$1,666,980	$1,036,098

NOTE 6 — DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of Related Parties	December 31,	December 31,
	2008	2007
Ren Gao	$319,326	$-
Harbin Sunshine Linen Textile Co., Ltd.	1,185,605	-
Heilongjiang Lanxi Linen Textile Co., Ltd.	-	22,967
Songyuan Qianan Sunshine Linen Co., Ltd.	31,023	-
	$1,535,954	$22,967

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 7 — GOVERNMENTAL SUBSIDY RECEIVABLE

Governmental subsidy receivable consists of the following:

(1)	Current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2008	2007
Income Tax Subsidy-2006	$1,019,420	$-
Income Tax Subsidy-2006 for interest imputed	159,963	-
Sewage Facilities Improvement Subsidy	73,212	-
Monetary grant	43,927	-
	$1,296,522	$-

(2)	Non-current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2008	2007
Income Tax Subsidy-2006	$-	$954,514
Income Tax Subsidy-2006 for interest imputed	-	72,161
Income Tax Subsidy-2007	1,250,498	1,170,879
Income Tax Subsidy-2007 for interest imputed	94,538	-
Income Tax Subsidy-2008	1,042,801	-
	$2,387,837	$2,197,554

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2008	2007
Building and warehouses	$4,153,567	$3,889,110
Machinery and equipment	4,616,477	4,293,405
Office equipment and furniture	121,708	116,541
Motor vehicles	8,815	8,817
	$8,900,567	$8,307,873
Less: Accumulated depreciation	(2,330,433)	(1,768,450)
Subtotal	$6,570,134	$6,539,423
Add: Construction in progress	2,168,870	-
Idle fixed assets	70,921	72,687
Fixed assets to be disposed	7,366	6,897
Total	$8,817,291	$6,619,007

Depreciation expense charged to operations was $442,381 and $346,918 for the years ended December 31, 2008 and 2007, respectively.

NOTE 9 — LAND USE RIGHT

The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2008	2007
Land use right	$439,271	$411,302
Less: Amortization	(23,086)	(13,390)
Land use right, net	$416,185	$397,912

Amortization expense charged to operations was $8,671 and $7,925 for the years ended December 31, 2008 and 2007, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 10 — BANK LOANS

Bank loans consist of the followings as of December 31, 2008:

Financial Institutions	Loan Amount	Duration	Annual Interest Rate	Collateral
Lanxi Branch of Agriculture Bank of China	$439,271	3/21/2008 – 3/20/2009	9.711%
Lanxi Branch of Agriculture Bank of China	439,271	3/21/2008 – 3/20/2009	9.711%	The Group's
Lanxi Branch of Agriculture Bank of China	878,542	3/25/2008 – 3/24/2009	9.711%	equipment and
Lanxi Branch of Agriculture Bank of China	966,396	3/28/2008 – 3/27/2009	9.711%	buildings
Lanxi Branch of Agriculture Bank of China	1,317,811	3/28/2008 – 3/27/2009	9.711%
Total	$4,041,291

Interest expense charged to operations for these bank loans was $373,650 for the year ended December 31, 2008.  The above bank loans were subsequently renewed and will be due in March 2010.  The annual interest rate of the renewed bank loans is 6.903%.

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 10 — BANK LOANS (Continued)

Bank loans consist of the followings as of December 31, 2007:

Financial Institutions	Loan Amount	Duration	Annual Interest Rate		Overdue Interest Rate	Collateral

Lanxi Branch of Agriculture Bank of China	$1,342,272	09/28/2005-09/27/2006	7.488	% *	14.688%
Lanxi Branch of Agriculture Bank of China	1,316,168	09/29/2005-09/28/2006	7.488	% *	14.688%
Lanxi Branch of Agriculture Bank of China	274,202	10/22/2005-10/21/2006	9.792	% *	14.688%
Lanxi Branch of Agriculture Bank of China	411,303	09/30/2005-09/29/2006	9.792	% *	14.688%	The Group's
Lanxi Branch of Agriculture Bank of China	904,866	09/30/2005-09/29/2006	7.488	% *	14.688%	equipment and
Lanxi Branch of Agriculture Bank of China	889,126	12/2/2005-12/1/2006	7.488	% *	14.688%	buildings
Lanxi Branch of Agriculture Bank of China	411,303	12/27/2005-12/26/2006	7.488	% *	14.688%
Lanxi Branch of Agriculture Bank of China	205,650	11/26/2005-11/25/2006	9.792	% *	14.688%
Total	$5,754,890

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

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2008	2007
Accrued payroll	$364,855	$129,146
Accrued employee benefits	284,250	361,691
Accrued pension expenses	153,291	90,637
Accrued interest expenses	-	1,021,811
Accrued sales commission	77,376	72,450
Other accrued expenses	401,202	10,658
Other payables	278,485	17,227
	$1,559,459	$1,703,620

NOTE 12 — TAXES PAYABLE

Taxes payable consist of the followings:

	December 31,	December 31,
	2008	2007

Income taxes payable	$4,046,654	$3,478,721
Sales-related taxes payable	351,460	275,768
VAT payable	4,292,961	2,298,825
Property taxes payable	113,355	76,164
	$8,804,430	$6,129,478

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 13 — DEFERRED GOVERNMENTAL SUBSIDIES

Deferred governmental subsidies consist of the following:

(1)	Current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2008	2007

Land subsidy	$7,614	$7,129
Building subsidy	42,418	39,717
Sewage facilities improvement subsidy	38,802	-
	$88,834	$46,846

(2)	Non-current Portion

	December 31,	December 31,
Name of Governmental Subsidy	2008	2007

Land subsidy	$354,687	$339,233
Building subsidy	763,523	754,628
Sewage facilities improvement subsidy	737,243	-
	$1,855,453	$1,093,861

NOTE 14 — DUE TO RELATED PARTIES

Due to related parties consist of the followings:
	December 31,	December 31,
Name of Related Parties	2008	2007

Harbin Sunshine Linen Textile Co., Ltd.	$-	$1,130,912
Harbin Zhongyi Sunshine Linen Co., Ltd.	56,470	453,267
	$56,470	$1,584,179

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 15 — LOANS FROM RELATED PARTIES

Loans from related parties consist of the following:

	December 31,	December 31,
Name of Related Parties	2008	2007
Mr. Ren Gao, Majority Owner of the Group	$-	$116,858

NOTE 16 — GOVERNMENTAL SUBSIDY INCOME

Governmental subsidy income consists of the followings:

	For the Year Ended December 31,
Name of Governmental Subsidy	2008	2007
Income tax refund subsidy	$1,029,178	$1,128,040
Land use right subsidy	7,514	6,868
Building subsidy	41,864	-
Leading enterprise grant	-	132,085
Financial supporting grants	245,669	140,974
	$1,324,225	$1,407,967

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

Major Customers
There were five major customers each of which made sales over 5% of the Group’s total sales in 2008 as summarized in the following:

	For the Year Ended December 31,
	2008		2007
Major Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	$4,161,201	18.1%	$7,126,297	34.3%
Harbin Zhongyi Sunshine Linen Co., Ltd.	1,554,289	6.8%	1,203,176	5.8%
Three / four unrelated customers	16,274,719	70.9%	10,001,926	48.1%

Total	$21,990,209	95.8%	$18,331,399	88.2%

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

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 19 — EARNINGS PER SHARE

	For the Year Ended December 31,
	2008	2007
Net income for basic and diluted earnings per share	$2,856,769	$3,473,191
Weighted average number of shares	19,511,256	18,963,005
Basic and diluted earnings per share	$0.15	$0.18

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

The provision for income taxes consists of the followings:

	For the Year Ended December 31,
	2008	2007
Current Income Tax	$1,184,172	$1,423,708
Deferred Income Tax	22,742	182,735
Income Tax	$1,206,914	$1,606,443

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 22 — INCOME TAX (Continued)

The components of net deferred tax assets are as follows:

	For the Year Ended December 31,
	2008	2007
Deferred tax assets:
Accrued Pension	$38,326	$22,659
Accrued Expenses	68,276	-
Bad Debt Allowance	182,891	163,820
Fixed assets provision	33,009	30,908
Deferred Subsidy Income	218,397	23,313
Other	-	36,295
Gross deferred tax assets	$540,899	$276,995
Valuation allowance	-	-
Total deferred tax assets	$540,899	$276,995
Deferred tax liabilities:
Subsidy Receivable	$(921,089)	$(549,389)
Other	-	(62,015)
Total deferred tax liabilities	$(921,089)	$(611,404)
Net deferred tax liabilities	$(380,190)	$(334,409)

Reported as:
Current deferred tax assets	$299,193	$222,774
Current deferred tax liabilities	(324,130)	(62,015)
Non-current deferred tax assets	241,706	54,221
Non-current deferred tax liabilities	(596,959)	(549,389)
Net deferred taxes	$(380,190)	$(334,409)

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 22 — INCOME TAX (Continued)

The effective tax rate differed from the statutory income tax rate is as follows:

	For the Year Ended December 31,
	2008	2007
China statutory income tax rate	25%	33%
Effect of:
Non-deductible expenses	5.19%	0.20%
Change in income tax rate and others	(0.49)%	(1.57)%
Effective Tax Rate	29.70%	31.63%

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

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in US Dollars)

NOTE 23— ASSET RETIREMENT OBLIGATIONS (Continued)

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