Form 20-F
period 2010-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2011-04-05
CIK 1336655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of even requiring this shell report ………

For the transition period from _____________ to ____________

Commission file number 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD
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
People’s Republic of China
Tel: +86-451-82292393Fax: +86-451-8230-9971
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, par value $0.007 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  20,412,203 ordinary shares, par value $0.002 per share, as of December 31, 2010. 5,832,058 ordinary shares, par value $0.007 per share, as of March 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes      ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated filer                           ☐ Accelerated filer                             ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐ Yes      ☐ No

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F (“Annual Report”) references to:

•	“Bright” refers to our wholly owned subsidiary Bright International Group Co., Ltd., a Republic of Vanuatu corporation;

•	“China Linen,” “we,” “us,” “our,” “our company” or “the company” refer to China Linen Textile Industry, Ltd. (together with its subsidiaries, Bright and Lanxi Sunrise);

•
“Creation” refers to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands that holds approximately 40.51% of our ordinary shares;

•	“dollars” or “$” refer to the legal currency of the United States;

•
“Lanxi Sunrise” refers to Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., a People’s Republic of China corporation of which Bright is a 95% holder and Mr. Gao Ren, our Chief Executive Officer and chairman, is a 5% holder;

•	“Lanxi Tianxianfang” refers to Heilongjiang Lanxi Tianxianfang Linen Co., Ltd., a People’s Republic of China corporation of which Lanxi Sunrise is the 100% parent and holder.

•	“ordinary shares” or “our ordinary shares” refers to the ordinary shares of the company, par value $0.007 per share;

•	“PRC” or “China” refer to the People’s Republic of China;

•	“RMB” refers to Chinese Renminbi; and

•
On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. The pro forma number of Ordinary Shares and earnings per share referred to throughout this annual report on Form 20-F assumes the Share Consolidation occurred as of the relevant report date.

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

Selected financial data for the company for the twelve-month periods ended December 31, 2010, 2009, 2008 and 2007 presented below is derived from the audited consolidated financial statements of the company.  The selected financial data for the twelve-month periods ended December 31, 2006 is derived from the audited financial statements of Lanxi Sunrise.

All currency referenced in this report refers to United States dollars unless otherwise indicated. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

	Fiscal Year Ended December 31,
	2010		2009		2008(3)		2007		2006
	$		$		$		$		$
Revenues	49,090,643		29,386,131		22,945,122		20,782,804		14,518,393
Income from Operations	11,467,008		7,076,487		3,111,181		4,455,735		3,535,282
Net Income	9,565,032		5,730,519		2,856,769		3,473,191		2,713,090
Total Assets	51,647,250		36,130,959		36,224,260		31,332,222		26,389,323
Total Current Liabilities	10,258,210		12,394,217		18,168,708		18,695,620		18,902,671
Net Current Assets	21,971,457		12,011,508		6,192,533		3,367,908		612,248
Stockholders’ Equity	32,164,532		21,473,612		15,603,140		10,993,352		6,939,639
Weighted Average Number of Shares Outstanding –Basic	20,251,490		20,108,333		19,511,256		18,963,005		N/A	(1)
Basic Earnings Per Share	0.47	(4)	0.28	(2)	0.15	(2)	0.18	(2)	N/A	(1)
Weighted Average Number of Shares Outstanding –Diluted	24,886,359		20,108,333		19,511,256		18,963,005		N/A	(1)
Diluted Earnings Per Share	0.39	(4)	0.28	(2)	0.15	(2)	0.18	(2)	N/A	(1)
Pro Forma Weighted Average Number of Shares Outstanding –Basic(5)	5,786,140		5,745,238		5,574,645		5,418,001		N/A	(1)
Pro Forma Basic Earnings Per Share (5)	1.65		1.0		0.51		0.64		N/A	(1)
Pro Forma Weighted Average Number of Shares Outstanding –Diluted(5)	7,110,388		5,745,238		5,574,645		5,418,001		N/A	(1)
Pro Forma Diluted Earnings Per Share(5)	1.36		1.0		0.51		0.64		N/A	(1)

(1) The financial data for 2006 was derived from the results of operation for Lanxi Sunrise, which is a limited liability company. As a result, the information on net income per share, number of shares outstanding and diluted net income per share is not applicable.

(2) The Company did not have any dilutive potential shares or issue any stock options.  As a result, the diluted earnings for 2007, 2008 and 2009 is the same as the basic earnings per share.

(3) The Company has restated its consolidated financial statements as of December 31, 2008 and for the year then ended, after having identified a share based compensation adjustment due to an Advisory Agreement between Lanxi Sunrise and Mid-Continental Securities Corp., dated March 30, 2007, not accounted for in the consolidated financial statements. Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, was entitled to receive a total of 229,714 shares of common stock of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and its designees by certain shareholders of the Company in 2008. In the restated 2008 Financial Statements, the Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200.  Such shares were valued based on the closing market price of $1.05 per share on the date of transfer. For the year ended December 31, 2008, the effect of the restatements was to decrease previously reported net income of $3,700,969 to $2,856,769.

(4) As of November 3, 2010, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.007 per share (the “Ordinary Shares”). The after-tax interest on the Notes for the year ended December 31, 2010 was $87,926 and the weighted average number of conversion shares was 173,641. The effect of the Notes diluted the earnings per share from $0.47 to $0.39.

(5) On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. The pro forma number of  weighted average number of shares outstanding and earnings per share, assume the Share Consolidation occurred as of December 31, 2010, 2009, 2008 and 2007.

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2010, which was RMB6.6000 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. On March 25, 2011, the noon buying rate was RMB6.5568 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End

Year ended December 31, 2006	7.9579	8.0702	7.8041	7.8041
Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2946
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8225
Year ended December 31, 2009	6.8295	6.8470	6.8244	6.8259
Year ended December 31, 2010	6.7696	6.833	6.600	6.6000
2011
January	6.5964	6.6364	6.5809	6.6017
February	6.5761	6.5965	6.5520	6.5731
March (through March 25, 2011)	6.566	6.5743	6.5510	6.5568

2010
October	6.6678	6.6912	6.6397	6.6707
November	6.6539	6.6892	6.6330	6.6670
December	6.6497	6.6745	6.6000	6.6000

Source Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risks Relating to Our Business

In order to produce our products we must be able to purchase sufficient quantities of flax. If we are unable to purchase sufficient quantities of flax, it will affect the production capacity of our products, and we may fail to satisfy the demand of our customers.

We may become unable to source and purchase sufficient quantities of flax, which presents a significant risk to our business.  Ordinary quality flax is widely available, and most of the flax grown in China is ordinary quality. However, we currently import the flax we require primarily from France, Belgium and the Netherlands and partially rely on our affiliate, Harbin Zhongyi Sunshine Linen Co., Ltd., which is controlled by our Chief Executive Officer and chairman, to source and import the flax we require annually on our behalf. Harbin Zhongyi Sunshine Linen Co., Ltd sources approximately 25% of the flax used by us in the fiscal year of 2010. There is no assurance that we will be able to continue to rely on contacts and business relationships established by Harbin Zhongyi Sunshine Linen Co., Ltd. to source and acquire flax on our behalf, and there is no assurance that we will continue to be able to source and purchase sufficient quantities of flax for use in our production process.  In the event we are unable to acquire sufficient quantities of flax, our production process will be adversely affected and we may be unable to produce our products. In such an event, our business could be adversely affected.  The availability and price of flax are subject to fluctuations due to unpredictable factors such as weather, plantings, government farm programs and policies, and market demand. Reduced supply of flax due to weather-related factors or other reasons could adversely affect our profitability by increasing the cost of raw materials used in our processing operations. Reduced supplies of flax could also limit our ability to procure, transport, store, process and merchandise our products in an efficient manner, which could adversely affect our profitability. In addition, the availability and price of flax can be affected by other factors, such as plant disease, which can result in crop failures and reduced harvests.

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

We expect a significant part of our sales revenues will be derived from our five largest customers in 2011 and any reduction in revenues from any of these customers would reduce our revenues and net income.

In fiscal year 2010, we derived 47% of our revenue from our five largest customers. In fiscal year 2009, we derived 94.5% of our revenue from our five largest customers and in fiscal year 2008, we derived 95.8% of our revenue from our five largest customers. Harbin Zhongyi Sunshine Linen Co., Ltd., which is controlled by our Chief Executive Officer and Chairman, was among our five biggest customers in each of 2008 and 2009 but not for 2010.  Harbin Zhongyi  Sunshine Line Co., Ltd. is an agent of Lanxi Sunrise, through which our sales to some customers are conducted.  While we have somewhat successfully worked towards diversifying our customer base to put less reliance on any one customer, the loss of one of our major customers could still decrease our revenues and net income significantly.

We are subject to credit risk given that approximately 47% of our sales revenues is derived from our five largest customers in 2010 and any failure to collect, or untimely collection of the trade receivables could affect our liquidity.

In fiscal year 2010, we derived approximately 47% of our revenue from our five largest  customers.  Although we have insurance to protect us against the non-payment of amounts due by our customers, some of our customers pay in installments, with a portion of the payment upfront and a portion of the payment upon receipt of our products by our customers. We perform ongoing credit evaluations of our customers’ financial condition and generally have no difficulties in collecting our payments. If we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

We have a limited operating history. From June 2002 until June 2007, Lanxi Sunrise operated as a state-owned holding company under the Company Law of the PRC.  In June 2007, Lanxi Sunrise converted from a state-owned holding company into a privately owned business enterprise. However, we consummated our reverse acquisition with Bright in which Bright became our wholly owned subsidiary and Lanxi Sunrise became our 95% owned subsidiary in April 2008. We acquired Lanxi Tianxianfang in November 2010.  As such, we have a limited operating history upon which the viability and sustainability of our business may be evaluated.  We cannot assure you that we will not incur losses in the foreseeable future. Our future prospects should be considered in light of the risks and uncertainties we may face in managing a relatively new business in China.  Please see “Risk Factors – Risks Relating to Operations in China.”

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

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems.  Based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management has concluded that, as of December 31, 2009, we had a material weakness in our internal controls over financial reporting relating to a failure of certain departments of the Company to communicate promptly and effectively with our management. We have made some improvements so far.  We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand-alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules.  For example, we will need to further develop accounting and financial capabilities, including the establishment of an audit committee and development of documentation related to internal control policies and procedures.  While we have taken action, which we believe are adequate to remediate the material weaknesses in our internal controls, we may still be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

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

We plan to purchase flax according to an annual plan, which may not be possible if we are unable to accumulate funds or obtain financing to make purchases at that time.

We import flax primarily from France, Belgium and the Netherlands.  Although there is typically a sufficient supply of raw material, we cannot predict when our operations may not generate sufficient cash flows to fund our purchasing requirements. In such case, we will be required to finance our cash needs through public or private equity offerings, bank loans or other debt financing, or otherwise. There can be no assurance that international or domestic financing will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our purchases, increase our financing costs, or both.

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

The global market for linen production is growing rapidly and includes many competitors both in China and in other parts of the world.  We have many large competitors in China which only make yarn and do not also produce cloth.  We also have many competitors in China and in other parts of the world that produce cloth.  In addition, although the market for sale of linen products is expected to grow rapidly in China, consumers for linen textile products are currently mainly in foreign markets outside of China.  Therefore, in order to compete effectively we must establish and maintain connections with buyers in foreign markets.  There is no assurance that we will be able to continue to compete in this market and to maintain or increase our market share.

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

As an entity established in the PRC, our PRC subsidiary is subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Pursuant to the Sino-Foreign Equity Joint Venture Law (1979), as amended, and Regulations of the Implementation of the Sino-Foreign Equity Joint Venture Law (1983), as amended, a Foreign Invested Enterprise (“FIE”) in the PRC may pay dividends only out of the FIE’s profits, if any, after the payment of its enterprise income tax and contributions to its reserve fund, employee bonus and welfare fund and enterprise development fund at percentages that are decided by its board of directors; and such net profits shall be distributed in proportion to the contributions to the registered capital of the parties to the venture. Our PRC subsidiary as a Sino-foreign joint venture enterprise may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. The total amount of our restricted net assets was RMB48.3 million ($7.1 million) as of December 31, 2009. Based on the foregoing, we have been advised by our accountants  that we are only permitted to pay RMB 116.8 million ($15.9 million) in dividends as we are required to set aside RMB 3.9 million ($0.6 million), being 10% of our after-tax profits net of contributions to our PRC subsidiary’s reserve fund, enterprise development fund and employee bonus and welfare fund. Under the relevant PRC foreign exchange regulations, conversion of the Renminbi is permitted, without the approval from the PRC State Administration of Foreign Exchange, or “SAFE”, for “current account” transactions, which include dividends, trade, and service-related foreign exchange transactions. However, pursuant to Regulations on Exchange Control of the People’s Republic of China (2008) and Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended, the registered capital contribution of an FIE must be fully paid before any profit or dividend of the FIE is remitted abroad; where the registered capital contribution of an FIE is not been fully paid due to special circumstances, profits or dividends of the FIE can be remitted abroad only if approvals from competent authorities have been obtained; furthermore, an FIE may only remit profits or dividends abroad at authorized banks and must comply with certain procedural requirements, such as providing the Foreign Invested Enterprise Foreign Exchange Registration Certificate, the resolution of the board of directors for the distribution of profits, the capital verification report issued by certified public accountants, the audit report and the tax payment documentation, etc. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the Renminbi. These restrictions could prevent our PRC subsidiary from distributing dividends. In addition, if our PRC subsidiary in the PRC incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC Subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our PRC subsidiary, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. As of December 31, 2010, we had cash denominated in U.S. dollars of approximately $68,415. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

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

In January 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. As of the date of this  annual report on Form 20-F, no employee share option has been granted and is outstanding under the current share option scheme. All the options for the shares of our Company to be granted to and all the stock ownership plans to be made for our PRC employees in the future, including exercise of the option rights and performance of such plans, would be subject to Circular 78 since we become an overseas listed company. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

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

According to Lan Zheng Fa (2006) No. 14 issued by Lanxi County People’s Government on August 20, 2006, Lanxi Sunrise enjoyed a loan interest discount of approximately $125,800 over a five-year period until December 31, 2010, and Lanxi Sunrise was awarded a subsidy equivalent to the income taxes payable by the company to the PRC State Administration of Taxation and local administration of taxation for three years until December 31, 2008. Upon expiration of the three-year period, Lanxi Sunrise enjoyed a subsidy equivalent to the income taxes payable by the company to the local administration of taxation for two years until December 31, 2010. Lanxi Tianxianfang enjoys no preferential tax treatment. The discontinuation of such preferential tax treatment may result in a decrease in our profits for 2011. Our corporate tax rate is presently 25%.

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

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC,” MOFCOM the State-Owned Assets Supervision and Administration Commission, or “SASAC”, the State Administration of Taxation, or “SAT”, the State Administration for Industry and Commerce, or “SAIC” and SAFE jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 (the “M&A Regulation”). This M&A Regulation addresses that a special purpose vehicle, or “SPV,” refers to an offshore company directly or indirectly controlled by PRC individuals or companies for the purpose of taking the interests of their domestic company to list on an overseas stock market and further regulates that  the listing and trading of the SPV on an overseas stock market whose shareholders intend to acquire a PRC company in consideration of the SPV’s equity (“cross-border equity swap” ) shall be subject to the examination and approval of CSRC. On September 21, 2006, CSRC promulgated the approval procedures for the overseas listing of an SPV on its official website. In our case, our equity structure does not involve a cross-border equity swap governed by the M&A Regulation, therefore we believe that the requirement of CSRC approval under the M&A Regulation is not applicable to us. We are not aware of any entity with a similar corporate structure having been required an approval from CSRC. However, CSRC currently has not issued the implementing rules, and there may be some uncertainties as to how this M&A Regulation will be interpreted or implemented.  Moreover, CSRC or other relevant government authorities may disagree with this conclusion and if prior CSRC approval is required for an offering, we could face regulatory actions or other sanctions by the CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this transaction into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring or advising us to halt such an offering.

The approval of MOFCOM may be required in connection with the acquisition of Lanxi Sunrise by Bright under PRC regulations, and, if required, we cannot currently predict whether we will be able to obtain such approval.

The M&A Regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors in the PRC more time-consuming and complex, including requirements in some instances that the approval of the MOFCOM or its competent local office shall be required in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Where offshore companies set up or controlled by PRC enterprises or individuals intend to acquire their affiliated PRC non-foreign investment companies (a “related acquisition”) they shall be subject to the approval of MOFCOM. Currently, the sole shareholder of Creation, our major shareholder, is Mr. Gabriele Sanesi, a citizen of Italy. In accordance with an agreement dated April 15, 2010 among Creation, Mr. Gao and Mr. Sanesi, or the “April 2010 Agreement,” Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao (the “Acquisition Right”) if the net income of the Company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million. However, Mr. Gao has not exercised the Acquisition Right under the April 2010 Agreement so far. Provided that he decides to exercise his Acquisition Right, Mr. Gao shall apply for the approval from MOFCOM. We are not aware of any entity with a similar corporate structure having been required an approval from MOFCOM. However, MOFCOM or other relevant PRC government authorities may disagree with this conclusion and if relevant PRC government authorities deem the current corporate structure to be a related acquisition subject to the M&A Regulation, we may have violated the M&A Regulation and could be subject to administrative fines and other penalties from relevant PRC authorities, and we may be required to obtain approval for such transactions from the MOFCOM and could be required to divest Lanxi Sunrise, in which case we would lose the benefit of the revenues from such entity, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. In the future, we may grow our business in part by acquiring additional businesses in China. Compliance with the requirements of the M&A Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its competent local office, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As such, recognition and enforcement in China of judgments against us, our directors, executive officers or the experts named in this annual report on Form 20-F obtained from a court in any of those jurisdictions may be difficult or impossible to enforce.

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

Contract drafting, interpretation and enforcement in China involve significant uncertainty, which could leave us vulnerable to legal disputes and challenges related to our contracts.

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

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our facilities relies on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our company.

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

Our manufacturing process generates noise, waste water, gaseous and other industrial wastes and we are required to comply with national and local regulations regarding environmental protection. We may not have all necessary environmental permits to conduct our business as it is presently conducted or control the use of, or may not be able to restrict adequately the discharge of hazardous substance. We are now in the process of applying for the waste disposal permit.  Our failure to obtain such permit on time may result in fines or penalties to us and may have an adverse effect on our operations.  If we fail to comply with any environmental regulations, we may be required to pay substantial fines, suspend production or cease of operations. Additionally, these regulations may change in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make capital and other expenditures to comply with environmental requirements.

We face uncertainty from PRC’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

On December 10, 2009, the State Administration of Taxation, or the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Equity Transfers by Non-PRC Resident Enterprises, or SAT Circular 698 with retroactive effect from January 1, 2008, which addresses the regulations on the purchase and sales of a PRC resident enterprise’s equity interests by a non-PRC resident enterprise excluding purchase and sales of shares of PRC resident enterprises listed on a public stock exchange market.

Pursuant to SAT Circular 698, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing its interests in an overseas holding company which in turn holds equity interests in the PRC resident enterprise, ( an “Indirect Transfer”), and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate lower than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date of the execution of the equity transfer agreement and submit the following documents:

•	Equity transfer contract/agreement;
•	Documents illustrating the relationship between the non-PRC resident investor and the overseas holding company in respect of financing, operation, sales and purchase, etc.;
•	Documents illustrating the operation, personnel, finance and properties of the overseas holding company;
•	Documents illustrating the relationship between the overseas holding company and the PRC resident enterprise in respect of financing, operation, sales and purchase, etc.;
•	Documents explaining the reasonable commercial purpose of the non-PRC resident investor in setting up the overseas holding company; and
•	Other relevant documents required by the tax authority.

Based on the examination of the aforementioned reporting documents, the PRC competent tax authority may disregard the existence of the overseas holding company by applying a “substance over form principle” if such equity transfer of the overseas holding company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC taxes. As a result, gains derived from such Indirect Transfer may be subject to a PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

However, there is uncertainty as to the application of SAT Circular 698. Currently the relevant authority has not yet promulgated any formal provisions for implementation nor has it formally declared or stated how to calculate the effective tax rates in the foreign tax jurisdictions. Moreover, the term “Indirect Transfer” is not clearly defined and the specific reporting process and form of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a non-PRC resident investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC taxes. SAT Circular 698 may be determined by the relevant PRC tax authorities to be applicable to our non-PRC resident investors, if any equity transfer transaction by these non-PRC resident investors was determined by the relevant PRC tax authorities to lack reasonable commercial purpose, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors' investments in us.

Risks Relating to Our Ordinary Shares

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

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of March 11, 2011, the closing bid price for our ordinary shares was $1.00 per share and our shares are considered to be a “penny stock.”  As a “penny stock,” our ordinary shares may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. If such a suitability determination cannot be made for whatever reason, then the sale will not be able to be consummated under Rule 15g-9. Accordingly, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

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

Mr. Gao, who is our Chief Executive Officer and chairman, controls approximately 40.12% of our outstanding voting securities through a contractual agreement with a 40.12% shareholder, which is Creation International Development Investments Limited, the sole registered shareholder of which is Mr. Gabriele Sanesi. As a result, Mr Gao possesses significant influence, giving him the ability, among other things, to prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent us from implementing our business strategies.

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

We currently have an authorized share capital of 142,857,142.86 ordinary voting shares with a par value of $0.007 per share, of which 5,832,058 are issued and outstanding. Our outstanding shares are currently eligible for resale under Rule 144. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur under Rule 144 or otherwise, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of our equity securities. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares.

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

We are not incorporated in the United States. We are a Cayman Islands exempted company, Bright is a Republic of Vanuatu company and Lanxi Sunrise and Lanxi Tianxianfang are PRC companies, and some of our officers and directors reside outside the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. There are presently no treaties providing reciprocity of enforcement of judgments between the United States, Cayman Islands and the PRC.  There is however no bar against US shareholders originating actions in either the Cayman Islands or the PRC based on their respective laws.

We may not be able to pay any dividends on our Ordinary Shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this Registration Statement for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

We are an exempted company incorporated under the Companies Law (1998 Revision) of the Cayman Islands on February 3, 2000 as Aquasol Envirotech, Ltd.  On June 9, 2008, we changed our name to China Linen Textile Industry, Ltd.  On July 9, 2008, we acquired all of the shares of capital stock of Bright from its shareholders in exchange for the issuance of 5,418,001 of our ordinary shares and Bright became our wholly owned subsidiary.  The Company, through Bright, which is the registered beneficial owner of 95% of Lanxi Sunrise, is engaged in research, production and sales of linen textile products.  Lanxi Sunrise and Bright entered into an equity transfer agreement in August 2007, pursuant to which Bright was to become the 95% holder of Lanxi Sunrise upon satisfaction of certain conditions set forth in the agreement, which occurred in April 2008. Mr. Gao, our Chief Executive Officer and chairman, is the owner of the remaining 5% of Lanxi Sunrise.

Reverse Acquisition with Bright

Lanxi Sunrise and Bright entered into an equity transfer agreement in August 2007, pursuant to which Bright was to become the 95% holder of Lanxi Sunrise upon satisfaction of certain conditions set forth in the agreement, which occurred in April 2008. Mr. Gao, our Chief Executive Officer and chairman, remains the owner of the remaining 5% of Lanxi Sunrise.

Immediately prior to our reverse acquisition with Bright, on June 9, 2008, Mr. Gao, our Chief Executive Officer and chairman, along with two employees of Lanxi Sunrise, purchased a total of 257,143 shares, or approximately 39.58% of our issued and outstanding ordinary shares, from seven previous shareholders. None of the seven previous shareholders were affiliates of our Company. The purchase price was $309,996, or approximately $0.34 per share, and resulted in the acquisition of 39.58% of our ordinary shares by Mr. Gao and the two employees of Lanxi Sunrise while we were still a shell company.

Following this stock purchase transaction by Mr. Gao and the two Lanxi Sunrise employees, on July 9, 2008, the company acquired 100 shares of Bright, constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 5,418,001 ordinary shares of the company. As a result of the transaction, Bright became a wholly owned subsidiary of the company. Bright is the registered beneficial owner of 95% of Lanxi Sunrise. For accounting purposes, Bright is regarded as the accounting acquirer, while the company before the reverse acquisition is deemed to have been acquired by Bright.  As a result the consolidated financial statements of the company have been prepared as a continuation of the consolidated financial statements of Bright.

The completion of the stock purchase transaction and the share exchange transaction described above (together the “Reverse Acquisition”) resulted in a change of control of the company.  On June 9, 2008, in anticipation of completion of the Reverse Acquisition, we changed our name to China Linen Textile Industry, Ltd.

Immediately following these transactions, we had a total of 5,742,858 shares issued and outstanding, of which 5,546,573, or approximately 96.58%, were owned by Mr. Gao and other former shareholders of Bright.

On June 30, 2008, we completed a 1:2 reverse stock split, thereby reducing our issued and outstanding shares from 649,713 to approximately 324,857.

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

Acquisition of Lanxi Tianxianfang Linen Co., Ltd.

On November 15, 2010, we, through our indirect 95% owned subsidiary, Lanxi Sunrise, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (“Lanxi Tianxianfang”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of  Lanxi Tianxianfang. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of Lanxi Tianxianfang for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on an appraisal report of Lanxi Tianxianfang’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

On July 1, 2010, the Company, through Lanxi Sunrise, entered into a Fixed Asset Lease Agreement (the “Lease Agreement”) with Lanxi Tianxianfang. Pursuant to the Lease Agreement, Lanxi Sunrise leased all of the fixed assets, including real estate, production facilities, and equipment (“Facility”) owned by Lanxi Tianxianfang in the People’s Republic of China (“PRC”).  The Facility was leased to expand Lanxi Sunrise’s existing production capacity of linen yarn. The Facility includes a building with an area of 7,120 square meters (23,358 square feet), and includes spinning machines, bleaching machines and other equipment.  The Facility is located at Fourth Neighborhood, Chengdong Street (East Town Street), Lanxi Town, PRC.  Lanxi Sunrise commenced operations at the Facility on July 2, 2010. The Lease Agreement was terminated on November 15, 2010, the effective date of the Acquisition Agreement.

The Purchase Price was paid in one installment by Lanxi Sunrise to Wang and Fu on November 16, 2010.  Wang and Fu deposited RMB 22,750,642 (approximately $3.4 million) into a bank account of the Target for the repayment of the sum of the debts of the Target outstanding on March 31, 2010, which funds will be distributed by the Company in accordance with a payment schedule for such debts.

On November 24, 2010, the equity transfer was officially completed upon the effectiveness of the change in registration of the equity interest from Wang and Fu to Lanxi Sunrise with the relevant PRC authority.

Share Consolidation

On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. The pro forma number of Ordinary Shares and earnings per share referred to throughout this annual report on Form 20-F assumes the Share Consolidation occurred as of the relevant report date.

See “Organizational Structure” for a chart depicting our corporate structure as of the date hereof.

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, George Town, Grand Cayman, KY1-1108, Cayman Islands. Our principal executive offices are located at Chengdong Street, Lanxi County, Heilongjiang Province, PRC and the telephone number at this address is 86-455-5635885. Investor inquiries should be directed to us at our principal executive offices. Our website is www.chinalinentextile.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Island Stock Transfer, 100 Second Avenue South, Suite 705S, St. Petersburg, Florida, 33701. Our public filings can be accessed at www.sec.gov.

B.	Business Overview

We are principally engaged in the production and sale of linen yarn and various types of linen fabric. We are also involved in consultation, research and development related to linen technology and linen products.

We conduct all of our business activities through our majority-owned subsidiary, Lanxi Sunrise, which was incorporated in Lanxi County, Heilongjiang Province, PRC on June 11, 2002, as a state-owned holding company under the Company Law of the PRC. Lanxi Sunrise converted from a state-owned holding company into a privately owned business enterprise in June 2007.  Its manufacturing facility is located in Lanxi County, Heilongjiang Province.

Since November 24, 2010, we completed the acquisition of Lanxi Tianxianfang Linen Co., Ltd. and accordingly, expanded our operations through Lanxi Tianxianfang.

The linen industry chain involves a 5-step process including (i) yarn spinning; (ii) fabric weaving; (iii) bleaching; (iv) dyeing; and (v) finishing. Our current operations are focused on three of the steps in this process, yarn spinning, fabric weaving and bleaching. Generally, sales of bleached fabric have a higher added value than grey, or unbleached fabric, which consequently can yield a higher margin of profits. Currently, the Company engages in the process of bleaching solely as part of our linen production process. While bleaching can be a separate service and source of revenue offered by the Company, currently, the Company does not offer such a separate linen bleaching service. In the future, we plan to expand our operations to other segments of the industry chain including dyeing and finishing

We import flax primarily from France, Belgium and the Netherlands. The raw flax is put through a multi-step process at our manufacturing facility to make yarn. A portion of the yarn is sold to customers and a portion is used by us to weave various types of linen fabric. Our primary products include linen yarn, linen fabric, gray linen fabric, linen/cotton interwoven fabric and linen/rayon interwoven fabric.

Products and Services

We operate one yarn-spinning factory, one bleaching factory, two weaving factories and one yarn dyeing workshop at our facility in Lanxi County, PRC. The main products we produce at this facility are linen yarn and linen fabric. We also design and produce other linen fabrics in various specifications requested by our customers including linen fabric, interwoven or blended fabrics including both cotton/linen blend and a rayon/linen blend, semi-bleached fabric, piece-dyed fabric and jacquard fabric.

We process raw flax into yarn through an automated multi-step process. The annual production capacity totals approximately 2,200 tons with 50 different types of yarn and 10 million meters of fabric with 110 types, including linen gray fabric, linen fabric, blended or interwoven fabric such as cotton/linen and rayon/linen blends, and semi-bleached linen fabric. The revenue for sales of linen fabric accounted for approximately 89% and linen yarn accounted for approximately 11% of our sales revenue in 2010.

Our products and services are divided into four principal groups:

Linen Fabric

We can produce over 100 types of linen fabric. We mainly produce linen gray fabric, semi-bleached fabric and line yarn-dyed fabrics. Linen fabric is produced by arranging the flax yarn both horizontally and vertically on the loom during the production process. Linen gray fabric is the main raw material for dyeing and finishing plants. In the future, we plan to expand our production of linen fabric in order to accomplish our development strategy.

 Linen Yarn

Linen yarn is thin and long, which has tensile strength and flexibility due to being twisted through several processes. Linen yarn is an unfinished product in linen textile industry, and is a main raw material for weaving. Linen yarn is supplied to weaving mills to process into fabric. There are approximately 50 types of yarn produced by our company, which are mainly used by us for weaving fabric. In the future, we plan to increase our production capacity of linen yarn in order to accomplish our development strategy.

Linen Fabric Processing

We have a subcontracting business that processes linen yarn provided by other factories into linen fabric by using our weaving machines, for which we charge a processing fee. In 2010, we did not accept any subcontracting business for linen fabric processing because we were operating at maximum capacity and were unable to meet demand from our own customers. Although we may continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

  Linen Yarn Processing

We have a subcontracting business that processes flax provided by other factories into linen yarn by using our weaving machines, for which we charge a processing fee. In 2010, we accepted very little subcontracting business for linen yarn processing because we were operating at maximum capacity and were unable to meet own demand from our own customers. Although we may continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

Distribution and Marketing

Our products are sold to both wholesalers and end users. Both the importation of raw materials and the export of finished goods are partially done through Agency Agreements with Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi” ) and  Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our Chief Executive Officer and chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%.  Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine and at a price equal to the price to be paid by the overseas buyer of the goods. In 2010, the amount of products sold to Harbin Zhongyi accounted for 6.0% of total revenue, the amount sold to Harbin Sunshine was 0.4% of total revenue. The amount of purchase from Harbin Zhongyi accounted for 25.0% of total purchase.

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

Seasonality

The cyclical period of purchasing for raw materials is approximately quarterly based on an annual plan, in order to satisfy production needs. Sales during each of the four quarters do not present strong seasonality.

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

In 2010, we derived 47.1% of our revenue from our five largest customers. In fiscal year 2009, we derived 94.5% of our revenue from our five largest customers. In fiscal year 2008, we derived 95.8% of our revenue from our five largest customers.  Harbin Sunshine Linen Textile Co., Ltd. and Harbin Zhongyi Sunshine Linen Co., Ltd., which are controlled by our Chief Executive Officer and Chairman, were among our five biggest customers in each of 2008 and 2009.  Harbin Zhongyi and Harbin Sunshine are agents of Lanxi Sunrise, through which our sales to some customers are conducted.  We have successfully worked towards diversifying our customer base to put less reliance on any one customer; however, the loss of one of our major customers would decrease our revenues and net income.

Raw Materials

We import flax primarily from Europe where there is a sufficient supply of flax but limited linen production as the center of the world’s linen production has shifted from Europe to China in the past two decades.  The areas of China where flax is typically grown include areas near our factory in Lanxi County, Heilongjiang Province.  Flax grown in China is generally of lower quality than the flax available from Europe.

Historically, the price of flax has been stable and only experienced small fluctuations. We usually have long term relationships with our suppliers and were able to obtain raw materials at stable prices with long term contracts. In 2009, because of the effects of the 2008 financial crisis and the slow recovery of the global economy, we believed in the possibility that the price of flax would decrease. The price of fax actually rose slightly in 2010 due to higher cotton prices. In light of this and based our many years of business operation experience, we expect the raw material price of flax will continue to succumb to slight fluctuations going forward. The ability to continue to source flax is a significant risk faced by us.

We currently import the flax we require primarily from France, Belgium and the Netherlands and we currently rely on our affiliate, Harbin Zhongyi Sunshine Linen Co., Ltd., Ltd., which is controlled by our Chief Executive Officer and chairman, to source and import part of the flax we require annually on our behalf.  We have an Agency Agreement with Harbin Zhongyi pursuant to which Harbin Zhongyi purchases and imports flax on our behalf and resells it to us at a price equal to cost plus 6%.  The price of flax is subject to market forces largely beyond our control, including weather, plantings, government farm programs and policies, and market demand.  We have not faced a shortage in supply of flax and do not anticipate such shortage in foreseeable future.

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

We are positioned to supply end-users for linen yarn and linen fabric, as linen yarn is sold to weaving factories and linen fabric is sold to dyeing and finishing plants. Due to the long industrial chain, the gross profit of linen fabric is higher than that of linen yarn. We predominantly sell linen fabric, which accounts for around 89% of our revenue.

Our subcontracting businesses specialize in processing linen yarn and linen fabric on behalf of third parties, which are handled by our spinning factory and weaving factory. Our subcontracting businesses only account for a small proportion of our production capacity. Our subcontracting business that specializes in processing linen yarn accounted for 0.2% of our revenue and no subcontracting business that specializes in processing linen fabric accounted for our revenue in 2010.

We also face many competitive challenges.  If we wish to maintain a dominant position, we must recruit the most talented personnel with experience in industry technology, marketing, production, and management.  We must also purchase and maintain the most advanced equipment as well as create or purchase unique technology that will keep us at the forefront of the industry.  Finally there is also the challenge of maintaining a long term and stable customer base while also developing new customers.

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

The chart below depicts our corporate structure as of the date hereof.  As depicted below, we own 100% of the capital stock of Bright and have no other subsidiaries.  Bright owns 95% of the capital stock of Lanxi Sunrise, the entity through which we conduct all of our business operations.  Mr. Gao, our Chief Executive Officer and chairman, owns the remaining 5% of Lanxi Sunrise.  As of November 24, 2010, Lanxi Sunrise acquired Lanxi Tianxianfang and we have expanded our operations through Lanxi Tianxianfang.

*Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement (the “Creation Agreement”), dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation if the net income of Lanxi Sunrise from January 1, 2010 to June 30, 2010 is no less than US$2 million upon the affirmative exercise of Mr. Gao’s right to receive such shares upon the achievement of this net income level. Although the net income of Lanxi Sunrise was no less than US$2 million from January 1, 2010 to June 30, 2010, Mr. Gao has not affirmatively exercised his right to receive all of the shares of Creation as of the date hereof. Further, pursuant to the Creation Agreement, Mr. Sanesi has granted to Mr. Gao an irrevocable right to exercise Mr. Sanesi’s rights as shareholder and director of Creation. Accordingly, although Mr. Gao has not affirmatively exercised his right to receive shares of Creation as of the date hereof, Mr. Gao still controls Creation and may ultimately also own as record holder all of the stock of Creation.

D.	Property, Plants and Equipment

All land in the PRC is owned by the government and cannot be sold to any individual or entity. Instead, the government grants landholders a "land use right" after a purchase price for such "land use right" is paid to the government. The "land use right" allows the holder the right to use the land for a specified long-term period of time and enjoys all the incidents of ownership of the land. The following are the details regarding China Linen’s land use rights with regard to the land that it uses in its business.

Land Use Rights

User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Second Neighborhood, Xinli Street, Lanxi
Usage	For Industrial Enterprise
Area (㎡)	1,495.55 ㎡
Form of Acquisition	Transfer
Expiration Date	December 29, 2054
User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Ninth Neighborhood, Xinli Street, Lanxi
Usage	For Industrial Enterprise
Area (㎡)	6,685.4 ㎡
Form of Acquisition	Transfer
Expiration Date	December 29, 2054

User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area (㎡)	44,134 ㎡
Form of Acquisition	Transfer
Expiration Date	August 15, 2056

User of the Land	Lanxi Tianxianfang Linen Co., Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area (㎡)	12,002 ㎡
Form of Acquisition	Transfer
Expiration Date	August 22, 2056

User of the Land	Lanxi Tianxianfang Linen Co., Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area (㎡)	29,212 ㎡
Form of Acquisition	Transfer
Expiration Date	July 12, 2056

In accordance with the aforementioned land use rights, our principal executive offices are located at Chengdong Street, Lanxi County, Heilongjian Province, PRC, where the Company owns an office building of approximately 28,000 square meters on a land space of 52,000 square meters.

The Company operates one yarn-spinning factory, two weaving factories, one bleaching factory and one yarn dyeing workshop, office facilities and a dormitory for works . The equipment in the factories includes 10,000 wet-spinning spindles, 192 sets of rapier looms and more than 400 sets of other types of textile technological processing equipment.

The main products we produce at this facility are linen yarn and linen fabric. We also design and produce other linen fabrics in various specifications requested by our customers including linen fabric, interwoven or blended fabrics such as cotton/linen blend or rayon/linen interwoven or blended, semi-bleached fabric, piece-dyed fabric, jacquard fabric and yarn dyed fabric.

We currently operate our factories on a 24-hour per day basis with three shifts of employees.  Operating at full capacity, the factories have an annual production capacity of 2,200 tons of pure semi-bleached linen yarn and gray yarn in various specifications, and approximately 10 million meters of linen fabric.

E.	China Regulations

This section sets forth a summary of the most significant China regulations or requirements that may affect our business activities operated in China or our shareholders’ right to receive dividends and other distributions of profits from the PRC Subsidiary.

Measures for the Administration of Quality Supervision of BastFibres

On April 22, 2005, General Administration of Quality Supervision, Inspection and Quarantine of the PRC, or AQSIQ issued Measures for the Administration of Quality Supervision of BastFibres (“Quality Measure”) which came into effect on July 1, 2005. Quality Measure has set out the requirements on quality assurance with which the PRC enterprises engaging in the sales and processing of hemp fibres (including flax fibres) shall comply. Moreover, AQSIQ has the authority to collect product sample for the purpose of quality inspection.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue issued jointly by MOFCOM and the National Development and Reform Commission or the NDRC in 2007 classified various industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership. With regard to those industries/businesses restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The PRC Subsidiary’s business does not fall under the industry categories that are restricted to, or prohibited from foreign investment and is not subject to limitation on foreign investment and ownership.

Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by a series of regulations, including the Regulations on Exchange Control of the PRC (2008), and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), foreign invested enterprises (“FIEs”), such as Lanxi Sunrise, may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC are still subject to limitations and require approvals from the SAFE.

Regulation of FIEs’ Dividend Distribution

The principal laws and regulations in the PRC governing distribution of dividends by FIEs include:

(i)	The Sino-foreign Equity Joint Venture Law (1979), as amended, and the Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

(ii)	The Sino-foreign Cooperative Enterprise Law (1988), as amended, and the Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

(iii)	The Foreign Investment Enterprise Law (1986), as amended, and the Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended;

(iv)	Regulations on Exchange Control of the PRC (2008); and

(v)	Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996).

Under these regulations, an FIE in the PRC may pay dividends only out of the FIE’s profits, if any, after the payment of its enterprise income tax and contributions to its reserve fund, employee bonus and welfare fund and enterprise development fund at percentages that are decided by its board of directors; and such net profits shall be distributed in proportion to the contributions to the registered capital of the parties to the venture. Moreover, the registered capital contribution of an FIE must be fully paid before any profit or dividend of the FIE is remitted abroad; where the registered capital contribution of an FIE is not been fully paid due to special circumstances, profits or dividends of the FIE can be remitted abroad only if approvals from competent authorities have been obtained; furthermore, an FIE may only remit profits or dividends abroad at authorized banks and must comply with certain procedural requirements, such as providing the Foreign Invested Enterprise Foreign Exchange Registration Certificate, the resolution of the board of directors for the distribution of profits, the capital verification report issued by certified public accountants, the audit report and the tax payment documentation, etc.

Regulation of a Foreign Currency’s Conversion into RMB and Investment by FIEs

On August 29, 2008, the SAFE issued a Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises or Notice 142, to further regulate the foreign exchange of FIEs. According to the Notice 142, FIEs shall obtain verification report from a local accounting firm before converting its registered capital of foreign currency into Renminbi. The Notice 142 provides that the Renminbi capital converted from foreign currency registered capital of a FIE may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

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

Under the EIT Law, enterprises are classified as “resident enterprise” and “non-resident enterprise” and an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. “Chinese-controlled offshore enterprise” refers to an enterprise which is formed and registered abroad by an enterprise or enterprise group located in China as the major controlling investor under the law of a foreign country (region).

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having "de facto management body" in China only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Furthermore, a Chinese-controlled enterprise may file a resident enterprise application to the competent tax authority of the place where its de facto management body or where the major Chinese investor is located, and the competent tax authority shall, after the preliminary examination, report, level by level, its identity of resident enterprise to the State Administration of Taxation for confirmation. If an overseas Chinese-controlled enterprise fails to file a resident enterprise application, the competent tax authority of the place where its major Chinese investor is located may make a preliminary judgment about whether it is a Chinese resident enterprise according to the information available to it, and report to the State Administration of Taxation for confirmation.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises.

Currently, the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from our PRC Subsidiary through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

According to Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of Enterprise Income Tax on Non-resident Enterprise (No. 3 [2009] of the State Administration of Taxation), the source-based withholding shall apply to the income from return on equity investment such as dividends and bonuses, interest, rents, royalties, income from assignment of property and other income subject to the enterprise income tax derived from China by non-resident enterprise, and the entities or individuals which are directly liable to make the relevant payments to the non-resident enterprises under the relevant legal or contractual provisions shall be the withholding agents; where the withholding agent failed to withhold or cannot perform the withholding obligations, the non-resident enterprise shall, within seven days after the payment or payment due for the dividends, file enterprise income tax to the competent tax authorities; where both parties to an equity transfer transaction which is conducted outside the PRC are non-resident enterprise, the non-resident enterprise which obtains the income shall file a tax return to the competent tax authority of the enterprise whose equity interests are transferred. The enterprise whose equity interests are transferred shall assist the tax authority in taxing the non-resident enterprise; where the non-enterprise again fails to pay tax within a certain time limit under a tax authority’s warning notice, the competent tax authority has the right to collect the enterprise income tax and charge late-payment surcharges from the non-enterprise’s income from other project(s) and its payable person in China, and send a Notice of Tax-related Matters, other income projects and its payable person is liable for the payable tax and overdue fine.

In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, and we would not have an obligation to withhold income tax in respect of such gains.

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from our PRC Subsidiary will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident enterprises which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the CSRC, the SASAC, the SAT, the SAIC and the SAFE, jointly amended and released the M&A Regulation, which became effective on September 8, 2006. The M&A Regulation is applicable to (i) foreign investors acquire equity interests or subscribe the capital increase of a PRC non-foreign investment company, or (ii) foreign investors establish a foreign investment company to acquire and operate assets of a PRC non-foreign investment company, or acquire assets of a PRC non-foreign investment company to establish a foreign investment company for operating such assets. The M&A Regulation requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the MOFCOM, rather than local regulators, for approval. The M&A Regulation further addresses the special purpose vehicle, or “SPV” refers to an offshore company directly or indirectly controlled by a PRC individual or company for the purpose of taking the interests of its domestic company to list on an overseas stock market and further regulates that listing and trading of a SPV on an overseas stock market whose shareholders intend to acquire a PRC company in consideration of the SPV’s equity (“cross-border equity swap” ) shall be subject to the examination and approval of CSRC.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. Other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from CSRC have been specified. Therefore, it remains unclear how the M&A Regulation or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities.

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

Regulations Relating to Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non−PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. On March 28, 2007, the SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

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

Pursuant to the PRC Labor Contract Law and its implementation rules, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

Tort Liability Law

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages caused by defects attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Explanatory Note

As discussed above, on March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. The pro forma number of Ordinary Shares and earnings per share referred to throughout this annual report on Form 20-F assumes the Share Consolidation occurred as of the relevant report date.

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

	2010		2009
	Increase / decrease in Foreign exchange rate	Effect on net Income USD’000	Increase / decrease in Foreign exchange rate	Effect on net Income USD’000
RMB	1%	503	1%	60

If the aggregate amount of our imports and exports were substantially similar for future periods, our sensitivity to foreign exchange rate fluctuation resulting from such activity could be reduced.

A.	Operating Results

Fiscal Years Ended December 31, 2010, 2009 and 2008

The following table summarizes the results of operations through Lanxi Sunrise during the fiscal years ended December 31, 2010, 2009 and 2008 and provides information regarding the dollar and percentage increase or (decrease) from the 2010 to 2009 fiscal period, and from the 2009 to 2008 fiscal period:

Item	2010	2009	2008	2010 V 2009		2009 V 2008
				Increase / (Decrease)	Increase / (Decrease)%	Increase / (Decrease)	Increase / (Decrease)%
Revenue	49,090,643	29,386,131	22,945,122	19,704,512	67%	6,441,009	28%

Cost of Goods Sold	33,880,012	20,675,443	17,648,852	13,204,569	64%	3,026,581	17%

Gross Profit	15,210,631	8,710,688	5,296,270	6,499,943	75%	3,414,418	64%
Gross Profit rate	31.0%	29.6%	23.1%	1.4%	5%	6.5%	28%
Operating Expenses	3,743,623	1,634,201	2,185,089	2,109,422	129%	(550,888)	25%

Other Income (expense)	1,600,771	795,716	952,502	805,055	101%	(156,786)	16%

Provision for Taxes	3,502,747	2,141,684	1,206,914	1,361,063	64%	934,770	77%

Net income	9,565,032	5,730,519	2,856,769	3,834,513	67%	2,873,750	101%

Basic Earnings per Share	0.47	0.28	0.15	0.19	68%	0.13	87%
Diluted Earnings per Share	0.39	0.28	0.15	0.11	39%	0.13	87%
Pro Forma Basic Earnings per Share	1.65	1.0	0.51	0.65	65%	0.49	96%
Pro Forma Diluted Earnings per Share	1.36	1.0	0.51	0.36	36%	0.49	96%

Weighted Average Shares Outstanding – Basic	20,251,490	20,108,333	19,511,256	143,157	1%	597,077	3%
Weighted Average Shares Outstanding – Diluted	24,886,359	20,108,333	19,511,256	4,778,026	24%	597,077	3%
Pro Forma Weighted Average Shares Outstanding – Basic	5,786,140	5,745,238	5,574,645	40,902	1%	170,593	3%
Pro Forma Weighted Average Shares Outstanding – Diluted	7,110,388	5,745,238	5,574,645	1,365,150	24%	170,593	3%

Revenue

Revenue increased from $29,386,131 for the fiscal year ended December 31, 2009 to $49,090,643 for the fiscal year ended December 31, 2010, representing an increase of $19,704,512, or approximately 67%. The increase in revenue was primarily attributable to increased sales volume of linen fabric and linen yarn.

Revenue increased from $22,945,122 for the fiscal year ended December 31, 2008 to $29,386,131 for the fiscal year ended December 31, 2009, representing an increase of $6,441,009, or approximately 28%. The increase in revenue was primarily attributable to increased sales volume of linen fabric.

Cost of Goods Sold

Cost of goods sold increased from $20,675,443 for the fiscal year ended 2009 to $33,880,012 for the fiscal year ended 2010, representing an increase of $ 13,204,569 or approximately 64%. The increase in cost of goods sold was primarily attributable to the increase in sales volume.

Cost of goods sold increased from $17,648,852 for the fiscal year ended 2008 to $20,675,433 for the fiscal year ended 2009, representing an increase of $3,026,581, or approximately 17%. The increase in cost of goods sold was primarily attributable to the increase in sales volume.

Gross Profit

 Gross profit increased from $8,710,688 for the fiscal year ended December 31, 2009 to $15,210,631 for the fiscal year ended December 31, 2010, representing an increase of $ 6,499,943, or approximately 75%.  The increase in gross profit was mainly attributable to increases in sales in 2010. Gross profit for the fiscal year ended December 31, 2010 was approximately 31.0% of revenues as compared to gross profit of approximately 29.6% of revenues for the fiscal year ended December 31, 2009.

Gross profit increased from $5,296,270 for the fiscal year ended December 31, 2008 to $8,710,688 for the fiscal year ended December 31, 2009, representing an increase of $3,414,418, or approximately 64%.  The increase in gross profit was mainly attributable to increases in sales in 2009, and because revenue per unit increased more than the cost per unit. Gross profit for the fiscal year ended December 31, 2009 was approximately 29.6% of revenues as compared to gross profit of approximately 23.1% of revenues for the fiscal year ended December 31, 2008.

Operating Expenses

Operating expenses increased by $ 2,109,422, or approximately 129%, in the fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009.  The increase in operating expenses was mainly attributable to an increase in general and administrative expenses such as counsel service fees and audit fees, etc.

Operating expenses decreased by $550,888, or approximately 25%, in the fiscal year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008.  The decrease in operating expenses was mainly attributable to a decrease of $772,716, or approximately 43%, in general and administrative expenses.  Generally administrative expenses decreased primarily because of a decrease in stock-based compensation, which accounted for $844,200 of operating expenses for the fiscal year ended December 31, 2008, compared with only $8,984 in the fiscal year ended December 31, 2009.

Other Income

Other income increased from $795,716 for the fiscal year ended December 31, 2009 to $1,600,771  for the fiscal year ended December 31, 2010, representing an increase of $805,055 or approximately 101% compared to the fiscal year ended December 31, 2009.  This increase was mainly due to the increase of government subsidies to Lanxi Sunrise of $845,262.

Other income decreased from $952,502 for the fiscal year ended December 31, 2008 to $795,716 for the fiscal year ended December 31, 2009, representing a decrease of $156,786, or approximately 16%.  This decrease was mainly due to a decrease in government subsidies received by Lanxi Sunrise.

Provision for Taxes

Income taxes increased by $1,361,063 or 64% from $2,141,684 for the fiscal year ended December 31, 2009 to $ 3,502,747 for the fiscal year ended December 31, 2010, primary attributable to increase in income before tax, which was increased by $5,195,576 or 66%.  Increase in income before tax is mainly derived from increase in revenues.

Provision for taxes increased by $934,770 or 77% from $1,206,914 for the fiscal year ended December 31, 2008 to $2,141,684 for the fiscal year ended December 31, 2009.  Income before tax was $7,872,203 for the fiscal year ended December 31 2009, and $4,063,683 for the fiscal year ended December 31 2008.  The decrease in operating expenses for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008 was primarily due to a decrease in stock-based compensation of $835,216, which resulted in a corresponding decrease in general and administrative expenses. Gross profit increased by $3,414,418 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, which was primarily due to an increase in revenue. As a result, income before tax increased by $3,808,520 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, and provision for taxes was accordingly increased.

Net income (profit after taxes)

Net income was $9,565,032 for the fiscal year ended December 31, 2010 as compared to $5,730,519 for the fiscal year ended December 31, 2009, representing an increase of $ 3,834,513, or approximately 67%.   The increase in net income is primarily attributable to the below reasons.  Revenue increased by $19,704,512, or 67% for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009. Gross profit increased by $6,499,943, or 75% from $8,710,688 for the fiscal year ended December 31, 2009 to $15,210,631 for the fiscal year ended December 31, 2010.  Operating income increased by $4,390,521, or 62% from $7,076,487 in 2009 to $11,467,008 in 2010. Income before tax was $13,067,199 for the fiscal year ended December 31, 2010 compared to $7,872,203 for the fiscal year ended December 31, 2009, which accordingly resulted in an increase in net income.

Net income was $5,730,519 for the fiscal year ended December 31, 2009 as compared to $2,856,769 for the fiscal year ended December 31, 2008, representing an increase of $2,873,750, or approximately 101%.  This increase in net income is primarily attributable to the below reasons.  Revenue increased $6,441,009 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008. Gross profit increased by $3,414,418 for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, which was primarily due to the increase in revenue.  The decrease in operating expenses for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008 was primarily due to a decrease in stock-based compensation of $835,216, which resulted in a $550,888 decrease in operating expenses for the fiscal year ended December 31, 2009.  Income before tax was $7,872,203 for the fiscal year ended December 31, 2009 compared to $4,063,683 for the fiscal year ended December 31, 2008, which accordingly resulted in an increase in net income.

Inflation

The Company believes its operations have not been and will not be materially adversely affected by inflation or changing prices in the foreseeable future.

Foreign Currency Translation Gain

The Company’s operating subsidiary is located in China.  Its functional and reporting currency is the Chinese Renminbi (“RMB”).  The Company does not engage in currency hedging.

We incurred a foreign currency translation gain of $782,016 for the year ended December 31, 2010 as compared with a foreign currency translation gain of $32,149 for the fiscal year ended December 31, 2009.   We used different exchange rates in translating Renminbi into U.S. dollars in our financial statements for the two fiscal years.  Owners’ equity was translated at historic rates, assets and liabilities were translated at the applicable exchange rates on December 31, 2010 and 2009, respectively, and income and expenses during the year were translated at applicable average monthly end rates for 2010 and 2009, respectively.

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

As of December 31, 2010, we had cash and cash equivalents of $4,162,069, and total current assets of $32,229,667. Management believes we have sufficient cash and current assets to fund current operations for the next fiscal year. As of December 31, 2010, we had a working capital surplus of $21,971,457. We anticipate that the combination of our sales and collection of accounts receivables, customer deposits and proceeds from bank and shareholder loans will generate sufficient cash flow to sustain our working capital needs. However we may require other sources of capital.

As of December 31, 2010, we had outstanding loans from the Agricultural Bank of China equal to $3,623,900 with an annual interest rate of 6.903%. As of December 31, 2009, we had outstanding loans from the Agricultural Bank of China equal to $4,048,583 with an annual interest rate of 6.903%.

On November 3, 2010, the Company entered into a securities purchase agreement with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $0.002 (Pro forma par value $0.007) per share (the “Ordinary Shares”)  for aggregate net proceeds of $6,418,293. As of November 3, 2010, the fair value of the Notes was evaluated as $8,580,000 by Roma Appraisals Limited, a Hong Kong professional appraisal and consulting firm. The effective interest rate of the Notes was 7.948% per annum and the liabilities on straight bond were $6,987,000. The embedded conversion option and call option of the Notes was $1,654,000 and ($61,000).

The following chart illustrates the percentage of accounts receivable attributable to our three largest customers.

Customer	Percentage of Accounts Receivable
SHAOXING YINXIANG LINEN AND COTTON TEXTILE CO., LTD.	4%
DISPLAY FASHION S.R.L./TANNY TEX S.R.L.	10%
PETA D.O.O.R.F./EAST &WEST TEXTILE TRADING LLP	9%

C.	Research and Development

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

We do not foresee in the future any events that are reasonably likely to have a material effect on the Company’s continuing operations, capital liquidity, and profitability or capital resources. Nevertheless, generally, significant price changes in raw materials, continuing appreciation of RMB and rising labor cost could adversely affect our operation.

We will continue to increase sales volume by expanding in domestic and international markets. We plan to accomplish this by increasing our sales force and selling new high-demand products, such as yarn-dyed fabric, by increasing local agent counts, and by expanding into new markets like India and Turkey.

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

E.	Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2010:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-Term Debt Obligations	$3,623,900	$-	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-
Operating Lease Obligations	-	-	-	-
Purchase Obligations	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-
Total	$3,623,900	$-	$-	$-

Item 6.	Directors, Senior Management and Employees

A.	Directors, Senior Management and Employees

Executive Officers and Directors

Set forth below is information regarding our directors and executive officers as of April 4, 2011. All of the directors will serve until the next annual meeting of shareholders and until their successors are appointed, or until their earlier death, retirement, resignation or removal. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years and any directorships he/she has held in other companies, if any, subject to the reporting requirements under the federal securities laws. The business address of each such person is the address of the company, which is Chengdong Street, Lanxi County, Heilongjiang Province.

NAME	AGE	POSITION
Gao Ren	47	Chief Executive Officer and Chairman of the Board
Jodie Zheng Wehner	37	Chief Financial Officer
Ma Yongfeng	49	Vice General Manager
Teng Yunhai	49	Vice General Manager and Executive Director
Zhao Chunfu	47	Vice General Manager, Secretary and Director
Li Songyun	39	Chief Marketing Officer
Stephen Monticelli	55	Independent director

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

Ms. Jodie Zheng Wehner joins the Company with over 10 years of business and financial experience in both China and the US. During early 2010, Ms. Wehner was a portfolio manager at Gerken Capital Associates, an emerging markets hedge fund, where she oversaw the company’s Greater China fund. During 2008, she served as a senior equity analyst at Global Hunter Securities and was responsible for equity research on Chinese companies. From 2005 to 2007, Ms. Wehner was an equity analyst at CIBC Oppenheimer.  Ms. Wehner graduated from the Medical School of Peking University with a bachelor’s degree in 1993 and earned her MBA degree from the University of Chicago Booth School of Business in 2002.

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

Mr. Stephen Monticelli is founder and President of Mosaic Investments, an investment management firm based in San Francisco.  Mosaic launched its first fund in 1998 and has since shifted its emphasis toward investing in China-based US listed companies.  Mr. Monticelli has an investment career spanning 23 years and encompassing both private equity (buyouts and venture capital) and public equity.  He previously served as principal at The Fremont Group (the primary investment vehicle for the Bechtel family) and also a Managing Director with Baccharis Capital, a venture-capital firm funded by another “Forbes 400” family.  Prior to his investment career, Mr. Monticelli was a management consultant with Marakon Associates and a CPA with Deloitte and Touche.  During his career, he has served on the board of directors of more than ten private and public companies, including currently serving on the Board of China New Media Corp (OTC-BB: CMDI), an outdoor media company based in Dalian, China.  He holds an MBA and a BS degree from the Haas School of Business at the University of California at Berkeley.

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

Employment Agreements

We have entered into employment agreements with each of our employees and officers. None of the employment agreements between a director and the Company or any of the Company’s subsidiaries provides for benefits upon termination of such director’s employment.

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

Jodie Zheng Wehner entered into an employment agreement for a term of three years, beginning September 1, 2010 and ending on August 31, 2013, with the Company for a base annual salary of RMB 850,000 ($125,000), plus any bonus program approved by the Company’s board of directors for the benefit of its senior executives.  The Company may terminate the employment of Ms. Wehner for cause (as defined in the Employment Agreement) with sixty days’ advance written notice, in which event Ms. Wehner will be entitled to receive only her base salary and authorized benefits through the date of termination. In the event that the Company terminates the employment of Ms. Wehner without cause (as defined in the Employment Agreement) following the delivery of a notice of termination to Ms. Wehner, or should Ms. Wehner decide to resign from her position for good reason (as defined in the Employment Agreement), Ms. Wehner will receive a lump sum payment of any earned but unpaid base salary through the date of termination and any unpaid bonus for any calendar year preceding the year in which the termination occurs. In addition, should Ms. Wehner be terminated without cause by the company or should she resign for good reason, Ms. Wehner shall receive an additional year of base salary as set forth in the Employment Agreement.

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

Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company until his respective successor is elected and qualified or he is reelected at the next annual stockholders’ meeting, or until his earlier death or resignation. Pursuant to the Independent Director Agreement, the compensation for the services to be provided by Mr. Monticelli shall consist of cash payments and grants of restricted ordinary shares as follows: 1) a one-time cash fee of $12,000, a fee of $3,000 per month in cash, paid in quarterly installments, and, in the event Mr. Monticelli is appointed to be the chair of an audit committee for the Company, a fee of $500 per month in cash, paid in quarterly installments, and 2) an aggregate of one hundred thousand restricted shares, par value $0.007 per share, that vest over a 3-year period in three installments of 9,524, 9,524 and 9,523 shares, on the date of the Independent Director Agreement, August 30, 2012 and August 30, 2013, respectively.  The shares will be issued pursuant to a Restricted Stock Award Agreement by and between the Company and Mr. Monticelli dated August 30, 2010. Mr. Monticelli will also be reimbursed for reasonable out-of-pocket expenses associated with his service to the Company.

B.	Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable expenses related to such director’s attendance at board of directors and committee meetings.

 Summary Compensation Table

The following is a summary of the compensation we paid to our officers and directors for the three years ended December 31, 2008, 2009 and 2010.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gao Ren Chief Executive Officer and Chairman of the Board	2010	17,590	-	-	-	-	-	-	17,590
	2009	17,590	-	-	-	-	-	-	17,590
	2008	6,070	-	-	-	-	-	-	6,070
Jodie Zheng Wehner (2) Chief Financial Officer	2010	31,860	-	-	-	-	-	-	31,860
Ma Yongfeng Vice General Manager	2010	8,795	-	-	-	-	-	-	8,795
	2009	8,795	-	-	-	-	-	-	8,795
	2008	4,509	-	-	-	-	-	-	4,509
Teng Yunhai Vice General Manager and Executive Director	2010	5,277							5,277
	2009	5,277	-	-	-	-	-	-	5,277
	2008	3,642	-	-	-	-	-	-	3,642
Zhao Chunfu Vice General Manager, Secretary and Director	2010	5,277							5,277
	2009	5,277	-	-	-	-	-	-	5,277
	2008	3,989	-	-	-	-	-	-	3,989
Li Songyun Chief Marketing Officer	2010	3,694							3,694
	2009	3,694	-	-	-	-	-	-	3,694
	2008	3,642	-	-	-	-	-	-	3,642
Stephen Monticelli Director	2010	24,000	-	114,000	-	-	-	-	138,000
Qi Shaofeng (1)(2) Chief Financial Officer	2010	58,566	-	44,100	-	-	-	-	102,666
Huang Xiaofang (1) Chief Financial Officer	2010	308	-	-	-	-	-	-	308
	2009	3,694	-	-	-	-	-	-	3,694
	2008	3,642	-	-	-	-	-	-	3,642

(1) Mr. Qi Shaofeng replaced Mr. Huang Xiaofang as our chief financial officer on January 31, 2010.

(2) Ms. Jodie Wehner replaced Mr. Qi Shaofeng as chief financial officer on September 1, 2010.

C.	Board Practices

Director Independence

The board of directors currently composed of one independent director, Stephen Monticelli, and three non-independent directors, who are Gao Ren, our Chief Executive Officer, Teng Yunhai, our Vice General Manager and Executive Director, and Zhao Chunfu, our Vice General Manager and Secretary.

Board Composition and Committees

The board of directors is currently composed of four members.  All board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

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

Audit Committee Financial Expert

We do not currently have an audit committee, and our Board of Directors has not determined that one of its members is an audit committee financial expert.

Code of Ethics

We have adopted a Code of Ethics that applies to our Board of Directors, chief executive officer, chief financial officer, and other senior financial officers.

D.	Employees

As of December 31, 2008, we had 1,500 full-time employees, of whom approximately 70 were administrative and accounting staff, 110 were research and development staff, 40 were sales staff, and the remaining 1,280 were production workers.

As of December 31, 2009, we had approximately 1,246 full-time employees, of whom 60 were administrative and accounting staff, 70 were information technology staff, 40 were sales staff, and the remaining 1,076 were production workers.

As of December 31, 2010, we have 1400 full-time employees, of whom 62 are administrative and accounting staff (including 40 who also perform duties as technological staff), 73 are technological staff, 40 are sales staff, and the remaining 1,225 are production workers.

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

The following table sets forth, as of March 31, 2011, the stock ownership of each executive officer and director of the company, of all the executive officers and directors of the company as a group, and of each person known by the company to be a beneficial owner of 5% or more of its ordinary shares. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the company, except as may be otherwise noted. All shares have identical voting rights. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. All share ownership figures include ordinary shares issuable upon securities convertible or exchangeable into ordinary shares within sixty (60) days.

Name and Address	Number of Shares Beneficially Owned (6)	Percent of Class (1)
Creation International Development Investments Limited (4)	2,339,683	40.12%
Gao Ren (4)	2,339,683	40.12%
Ma Yongfeng (2)(3)	–	–
Teng Yunhai (2)(3)	911	0.02%
Li Songyun (2)(3)	41,102	0.71%
Zhao Chunfu (2)(3)	143,571	2.46%
Jodie Zheng Wehner (2)	–	–
Stephen Monticelli (2)(5)	28,571	0.49%
All directors and officers as a group (7 persons)	2,553,838	43.8%

(1)
Percentage of beneficial ownership held by each person is determined by dividing (i) the number of ordinary shares beneficially owned by such person as of March 31, 2011 by (ii) 5,832,058 ordinary shares outstanding as of March 31, 2011, plus, in the case of (ii), the number of ordinary shares such person has the right to acquire within 60 days of the date of March 31, 2011.

(2)	The person is an officer, a director or both. The business address of our directors and officers is Chengdong Street, Lanxi County, Heilongjiang Province, PRC.
(3)	These shares were received in connection with our share exchange that we consummated with Bright on July 9, 2008.
(4)
Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation in accordance with the terms and conditions set forth therein. Mr. Gabriele Sanesi has granted to Mr. Gao an irrevocable right to exercise his rights as shareholder and director of Creation International. Development Investments Limited. Accordingly, Mr. Gao is deemed the beneficial owner in the shares of the Company held by Creation.

(5)
Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. Pursuant to the employment agreement, as part of compensation for services, the Company shall award to Mr. Monticelli an aggregate of 28,571 restricted shares, par value $0.007 per share.

(6)
On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. The number of shares beneficially owned by the majority of shareholders is set as of March 31, 2011.

As of February 15, 2011, the Company had 217 shareholders in the United States.  The percentage of ordinary shares held in the United States was 6.69%.

B.	Related Party Transactions

2010 Restructuring

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in us (approximately 40.51% of our outstanding ordinary shares) held on or behalf of Mr. Gao, our Chief Executive Officer and chairman was transferred to Creation.  Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs. Gao and Sanesi, or the “April 2010 Agreement,” Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of our company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

Related Party Transactions

The Company’s relationships with related parties are described as follows:

Name	Relationship

Ren Gao	CEO and Chairman of the Group

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Ren Gao

Harbin Sunshine Linen Textile Co., Ltd.	Under the control by Jun Gao*

* Jun Gao, the elder brother of Ren Gao, is considered as a related party.

Since the beginning of 2008, we entered into the following transactions with certain related parties, in addition to the share transactions noted above.

Agency Agreements

Both the importation of raw materials and the export of finished goods are partially done through Agency Agreements with Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi” ) and  Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our Chief Executive Officer and chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%.  Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine and at a price equal to the price to be paid by the overseas buyer of the goods. Pursuant to these arrangements, we had amounts due from Harbin Sunshine Linen Textile Co, Ltd., totaling $79,879, as of December 31, 2010.

The following table summarizes related party transactions in the fiscal years 2010 and 2009, relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$186,162	0.4%	$4,169,833	14.2%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$2,931,298	6.0%	$7,289,137	24.8%

(a) Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$41,337	1.05%

(b) Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$4,809,323	25%	$1,382,827	35.2%

The following table summarizes related party transactions in the fiscal years ending December 31, 2009 and 2008 relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

		For the Year Ended December 31,
		2009		2008
Transactions		Amount	Percentage of Total Similar Transaction	Amount	Percentage of Total Similar Transaction

(a)	Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,169,833	14.2%	$4,161,201	18.9%

	Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$7,289,137	24.8%	$1,444,461	54.5%

(b)	Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$41,337	1.05%	$1,554,289	7.1%

	Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$1,382,827	35.2%	$911,015	34.4%

Due from/to Related Parties

The Group purchases some raw materials from, and sells some finished goods to related parties. In addition, Harbin Zhongyi Sunshine Linen Co., Ltd and Harbin Sunshine Linen Textile Co., Ltd., at times act as the Group’s agents in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

Due to related parties consist of the followings:

	December 31,	December 31,
Name of related parties	2010	2009

Ren Gao	$-	$45,672
Songyuan Qianan Sunshine Linen Co., Ltd.	-	29,216
	$-	$74,888

Due from related parties consist of the followings:

Name of related parties	December 31,	December 31,
	2010	2009
Harbin Sunshine Linen Textile Co., Ltd.	$79,879	$515,479
Harbin Zhongyi Sunshine Linen Co., Ltd.	-	2,061,100
	$79,879	$2,576,579

C.	Interests of experts and counsel.

Not required.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

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

The Company and its subsidiary, Bright, maintain their books and accounting records in USD, which is determined as the functional currency. However, the functional currency of the company’s subsidiary, Lanxi Sunrise 1.using the historical rate of exchange when capital is injected.  Income and expense accounts are translated at the average rate of exchange during the reporting period.  Translation adjustments resulting from translation of these financial statements are reflected as other comprehensive income in the statements of operations and other comprehensive income and accumulated other comprehensive income in the statements of changes in shareholders’ equity.

The financial statements filed herewith are found in Item 17.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are currently quoted by the Over the Counter Bulletin Board (“OTC Bulletin Board”) under the symbol “CTXIF”.

The table below reflects the high and low bid prices for our ordinary shares for the period from November 1, 2009 through March 29, 2011. Prior to November 1, 2009, however, there was limited trading of our ordinary shares. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2009 (from November 1 through December 31) (1)	$1.89	$0.45
2010	1.99	0.80

Quarterly Highs and Lows
2009
Fourth Quarter	$1.89	$0.45
2010
First Quarter	$1.90	$1.32
Second Quarter	1.90	0.80
Third Quarter	1.65	0.82
Fourth Quarter	1.55	1.15
2011
First Quarter (through March 29)	1.60	0.81

Monthly Highs and Lows
March 2011(through March 29)	$1.05	0.81
February 2011	1.25	1.00
January 2011	1.60	1.01
December 2010	1.52	1.35
November 2010	1.55	1.15
October 2010	1.51	1.29

(1)	There were a limited number of trades of our ordinary shares during the period prior to November 1, 2009, which are not meaningful to report.

Number of Holders.  As of March 29, 2011, there were 114 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

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

Immediately prior to our reverse acquisition with Bright, on June 9, 2008, Mr. Gao, our Chief Executive Officer and chairman, along with two employees of Lanxi Sunrise, purchased a total of 9257,143 shares, or approximately 39.58% of our issued and outstanding ordinary shares, from seven previous shareholders.  The purchase price was $309,996, or approximately $0.34 per share, and resulted in the acquisition of 39.58% of our ordinary shares by Mr. Gao and the two employees of Lanxi Sunrise while we were still a shell company.

On June 30, 2008, we completed a 1:2 reverse stock split, thereby reducing its issued and outstanding shares from 649,713 to approximately 324,857.

Following this stock purchase transaction by Mr. Gao and the two Lanxi Sunrise employees, also on July 9, 2008, we acquired 100 shares of Bright, constituting all of the issued and outstanding capital stock of Bright. The 100 shares of Bright were acquired from the individual shareholders of Bright in a share exchange transaction in return for the issuance of 5,418,001 of our ordinary shares. As a result of the transaction, Bright became our wholly owned subsidiary. Bright is the registered beneficial owner of 95% of Lanxi Sunrise.

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in our Company (approximately 40.51% of our outstanding ordinary shares) held by or on behalf of Mr. Gao, our Chief Executive Officer and chairman, was transferred to Creation.  Mr. Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs Gao and Sanesi (the “April 2010 Agreement”), Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of our company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

On November 3, 2010, the Company entered into a securities purchase agreement with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.002 (pro forma $.007) per share.

On November 15, 2010, we, through our indirect 95% owned subsidiary, Lanxi Sunrise, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (“Lanxi Tianxianfang”, “Target”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on an appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

D.	Exchange Controls.

Under Cayman Islands law, there are no exchange control restrictions in the Cayman Islands.

E.	Taxation.

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. Save for our discussion on local tax laws in the PRC, this summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

We received an undertaking from the Governor-in-Cabinet of the Cayman Islands dated March 2000 that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

To be enforceable in the courts of the Cayman Islands, stamp duty will be chargeable on certain documents entered into by the Company as follows:

(i)	on agreements, in the sum of CI$2.00 each;
(ii)	on deeds, in the sum of CI$50.00 each;
(iii)
on a Promissory Note,  in the sum of CI$500 if paid on execution or, if the fixed sum of CI$500 is not paid on the Promissory Note on execution, at the ad valorem rate of CI$0.25 (US$0.30) for each CI$100 (US$121.95) covenanted to be paid thereunder with a maximum duty on the Promissory Note of CI$250.00 (US$304.88);

(iv)
on mortgages or other documents creating a security interest, where the moveable property charged thereunder is located outside of the Cayman Islands, in the sum of up to CI$50.00 each as a deed or agreement; and

(v)
on any mortgages or other documents creating a security interest, where the property charged thereunder is located in the Cayman Islands, at the ad valorem rate of up to 1.5% of the principal sum secured, with a maximum duty of CI$500.00 in the case of a charge granted by an exempted company, an ordinary non-resident company or an exempted trust or a body corporate incorporated outside the Cayman Islands of moveable property situated in the Cayman Islands or over shares in such exempted company or an ordinary non-resident company, (or in the case of any charge determined to be collateral to a charge on which the ad valorem duty aforesaid has been paid, in the sum of CI$30.00 per collateral charge).

Ad valorem stamp duty is payable within 45 days of execution or, if executed outside of the Cayman Islands, within 45 days of an executed, completed and delivered original of such document being brought into the Cayman Islands, for example, for enforcement. Otherwise stamp duty is payable on execution in order to avoid penalties if such document is to be admitted in evidence in a Cayman Islands court.

People's Republic of China Taxation

On March 16, 2007, the National People's Congress of China enacted the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprise” and “non-resident enterprise” and an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. “Chinese-controlled offshore enterprise” refers to an enterprise which is formed and registered abroad by an enterprise or enterprise group located in China as the major controlling investor under the laws of a foreign country (region).

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having "de facto management body" in China only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Furthermore, a Chinese-controlled enterprise may file a resident enterprise application to the competent tax authority of the place where its de facto management body or where the major Chinese investor is located, and the competent tax authority shall, after the preliminary examination, report, level by level, its identity of resident enterprise to the State Administration of Taxation for confirmation. If an overseas Chinese-controlled enterprise fails to file a resident enterprise application, the competent tax authority of the place where its major Chinese investor is located may make a preliminary judgment about whether it is a Chinese resident enterprise according to the information available to it, and report to the State Administration of Taxation for confirmation.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises.

We do not believe that either we or Bright meets all of the conditions above. We and Bright are companies incorporated outside the PRC. As holding companies, these two entities' seal stamp, the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. Furthermore, decisions relating to our financial matters are made or are subject to approval by personnel outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever have been deemed a PRC "resident enterprise" by the PRC tax authorities. We believe that we and/or Bright shall not be treated as resident enterprises for PRC tax purposes if the criteria for "de facto management body" as set forth in the SAT Circular 82 were deemed applicable to us.

However, as the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from our PRC Subsidiary through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

According to Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of Enterprise Income Tax on Non-resident Enterprise (No. 3 [2009] of the State Administration of Taxation), the source-based withholding shall apply to the incomes from return on equity investment such as dividends and bonuses, interest, rents, royalties, income from assignment of property and other incomes subject to the enterprise income tax derived from China by non-resident enterprise, and the entities or individuals which are directly liable to make the relevant payments to the non-resident enterprises under the relevant legal or contractual provisions shall be the withholding agents; where the withholding agent makes each payment or due payment of the aforesaid incomes, it shall withhold an enterprise income tax from such incomes at a rate of 10%; where the withholding agent has the obligation to withhold an enterprise income tax, it shall file a Withholding Enterprise Income Tax Return with the competent tax authority and turn the relevant withholding tax over to the State Treasury within seven days from the date of the withholding date; where the withholding agent fails to withhold or cannot perform the withholding obligations, the non-resident enterprise shall, within seven days after the payment or payment due, file enterprise incoming tax to the competent tax authorities; where both parties to an equity transfer transaction which is conducted outside the PRC are non-resident enterprise, the non-resident enterprise which obtains the income shall file a tax return to the competent tax authority of the enterprise whose equity interests are transferred. The enterprise whose equity interests are transferred shall assist the tax authority in taxing the non-resident enterprise; where the non-enterprise again fails to pay tax within a certain time limit under a tax authority’s warning notice, the competent tax authority has the right to collect the enterprise income tax and charge an overdue fine from the non-enterprise’s income from other project(s) and its payable person in China, and send a Notice of Tax-related Matters, other income projects and its payable person is liable for the payable tax and overdue fine.

In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, and we would not have an obligation to withhold income tax in respect of such gains.

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from our PRC Subsidiary will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or premises of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident shareholders, to the extent of incomes derived from sources within the PRC which (i) do not have any establishment or premises of business in the PRC or (ii) have establishments or premises of business in the PRC, but the relevant income is not effectively connected with the establishments or premises of business.

Lanxi Sunrise has not paid dividends to us and/or Bright as of the date of this prospectus, and therefore Lanxi Sunrise has not been liable for the payment of the 10% withholding tax on dividends to its non-resident shareholder as of the date of this prospectus.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Bright. We and Bright will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, the Board of Directors of Lanxi Sunrise makes a resolution to pay any dividends to us and/or Bright and if we and/or Bright (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we and/or Bright are/is a non-resident enterprise(s) under the EIT Law.

As to the specialized regulations related to enterprise income tax for equity transfers of PRC resident enterprises by non-PRC resident enterprises, please refer to “We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008” in the “Risk Factors–Risks Relating to Operations in China” section of this prospectus.

The statement in this subsection “People’s Republic of China Taxation” constitutes the opinion of Beijing DeHeng Law Office.

United States Federal Income Taxation

In the opinion of Windes & McClaughry Accountancy Corporation, the following is a summary of the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities covered by this prospectus.  The tax opinion provided to us by Windes & McClaughry Accountancy Corporation does not provide a "will" level of comfort on certain of the U.S. federal income tax issues discussed in the tax disclosure below and does not address all tax issues, (e.g., those are dependent on future facts or events).  Because of the absence of guidance directly on point as to how certain tax consequences discussed in the tax disclosure below would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service ("IRS") or a court considering these tax issues and whether such position would be materially different from those discussed in the tax disclosure (although the tax disclosure does describe certain possible alternative tax consequences).  As a result, the word "should" rather than "will" is used in certain portions of the tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a "will" level of opinion, but is less than would be indicated by a "more-likely-than-not" level of opinion.  Moreover, certain tax issues that are discussed in the tax disclosure are dependent on future facts or events, such as whether we will be classified as a PFIC for U.S. federal income tax purposes, and therefore cannot be addressed by a tax opinion.  Accordingly, each prospective investor is urged to consult is own tax advisors regarding the tax issues discussed in the tax disclosure below and how they may relate to the investor's particular circumstances.

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares by a U.S. Holder described below that will hold our ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations save for our brief discussion on local tax laws in the PRC. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income, provided, however, that certain holding period and other requirements are met. For example, in order to treat the dividend income as qualified dividend income and taxed at 15% reduced rate, on the date the dividends are paid, the investor must hold the stock for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date (more than 90 days during the 181 day period beginning 90 days before the ex-dividend date for preferred stock dividends attributable to a period of more than 366 days). In addition, the following dividend income will not be treated as qualified dividend:

a)	Dividends on stock to the extent that the investor is under an obligation to make related payments with respect to positions in substantially similar or related property;
b)	Any amount that the investor elects to treat it as investment income to support an investment interest deduction;
c)	Dividends from corporations that for the distributing year or the preceding year are exempt from U.S. income tax under IRC Sec. 501 or 521;
d)	Dividends deductible under IRC Sec. 591 by mutual savings banks; and
e)	Dividends paid on employer securities owned by an employee stock ownership plan (ESOP), which are deductible under IRC Sec. 404(k).

For dividend income received from a foreign corporation, it will be treated as qualified dividend income only if the foreign corporations are U.S. possession corporations or corporations eligible for benefits of a comprehensive income tax treaty with the U.S. that includes an exchange of information program, but not passive foreign investment companies (PFIC).  Dividends paid by certain foreign corporation may also qualify if the stock or ADRs are readily tradable on an established U.S. securities market.

As described above, under the current U.S. federal income tax rule, the U.S. non-corporate investors will pay 15% federal individual income tax on the dividends and long-term capital gains.  If a PRC income tax applies to cash dividends paid to a U.S. investor on the ordinary shares, such PRC income tax should be treated as a foreign tax eligible for a deduction from such investor's U.S. federal taxable income or a foreign tax credit against such investor's U.S. federal income tax liability dollar-by-dollar. However, the utilization of a foreign tax credit will be subject to applicable conditions and limitations.  Since the U.S. investors are allowed to claim a foreign tax credit on the PRC income tax paid, generally the U.S. investors will not be subject to double taxation.

In addition, if such PRC tax applies to any dividends, a U.S. investor should be entitled to certain benefits under the U.S.-PRC Income Tax Treaty, including a possible reduction in PRC tax withholding on a dividend distribution.  The current reduced withholding tax rate on dividends per the treaty is 10%.

U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ordinary shares. A U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares, subject to a number of complex limitations, For example, there are some limitations on the U.S. holders' ability to utilize the foreign tax credit.  Generally, the total foreign tax credit that the U.S. holder can utilize is limited to the amount of U.S. federal income tax that would be imposed on the U.S. holder's foreign source income and separate calculations are required for different categories of income.   A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A foreign (non-U.S.) corporation will be a "Passive Foreign Investment Company" (“PFIC”) if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income.  Alternatively, a foreign corporation will be PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ordinary shares;

•
amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

It does not appear that the Company will ever be classified as PFIC in the future since the Company is actively engaged in a trade or business which includes research, production and sales of linen textile products. However, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund ("QEF") election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

a)	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or redeemable warrants; and

b)
any "excess distribution" made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder's holding period for the ordinary shares).

Under these rules:

The U.S. Holder's gain or excess distribution will be allocated ratably over the U.S. Holder's holding period for the ordinary shares or redeemable warrants;

The amount allocated to the U.S. Holder's taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder's holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

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

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon the exercise of the warrants by the gain recognized and also will have a new holding period in such shares for purposes of the PFIC rules.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our ordinary shares will be taxable as capital gain and no interest charge will be imposed.  U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF's earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder's shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares, In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the

U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder's adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our ordinary shares on the NASDAQ Capital Market, we cannot guarantee that our application will be approved, or, if approved, that our ordinary shares will continue to be listed on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and redeemable warrants under their particular circumstances.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares.  In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year that ends within a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of the ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of the ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

The statements in this subsection “United States Federal Income Taxation” constitute the opinion of Windes & McClaughry Accountancy Corporation.

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

I.	Subsidiary Information

Not required.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

Not required.

Item 12.	Description of Securities Other than Equity Securities

Not required.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

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

Report on Internal Control Over Financial Reporting

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2010, we believe that we have weaknesses in our internal control over financial reporting. We do not have an audit committee and rely upon our internal auditor to conduct internal control supervision, which creates a weakness in the sufficiency of our internal controls design and regular review. Further, our internal controls system needs to be improved and updated. To remediate the weakness, our management intends to continue to review and make changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal controls over financial reporting and our disclosure controls and procedures. We intend to improve the communication between our departments and management, to perfect and update the internal controls system, to improve supervision over financial reporting by management, and to regularly conduct self-assessments of the effectiveness of our internal controls system.  We plan to establish an audit committee in order to improve and reinforce internal audit functions, ensure the availability of an independent assessment of our internal audit, and integrate this assessment into the internal controls of the company. We plan to appoint all independent directors, including the chairperson, to our audit committee. The chairperson will supervise the formulation of systems and resources to assist the audit committee in its functions.

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

Item 15.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

We do not currently have an audit committee, and our Board of Directors has not determined that one of its members is an audit committee financial expert.

Item 16B.	Code of Ethics.

We have adopted a Code of Ethics that applies to our Board of Directors, chief executive officer, chief financial officer, and other senior financial officers.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

UHY HK was the company’s principal accountant for the fiscal year ended December 31, 2008.  UHY HK also provided audit services to us in connection with the fiscal year ended December 31, 2009, prior to the time of its resignation. The aggregate fees billed by UHY for audit of the company's annual financial statements were $62,000 for the fiscal year ended December 31, 2009 and $0 for the fiscal year ended December 31, 2010.

On July 5, 2010, we engaged Parker Randall CF (H.K.) (“Parker Randall”) as our new auditor as approved by our Board of Directors on July 3, 2010.

The aggregate fees billed by Parker Randall for audit of the company's annual financial statements was $130,552 for the fiscal year ended December 31, 2010.

Audit-Related Fees

UHY HK billed the Company $8,228 and $3,000 for assurance-related services that were related to its audit of the company's financial statements during the fiscal year ended December 31, 2010 and 2009.

Parker Randall billed the Company $10,138 for assurance-related services that were related to its audit of the Company’s financial statements during the fiscal year ended December 31, 2010.

Tax Fees

UHY HK did not bill the Company any amounts for tax compliance, advice and planning for the fiscal years ended December 31, 2010 and 2009.

Parker Randall did not bill the company any amounts for tax compliance, advice and planning for the fiscal years ended December 31, 2010.

All Other Fees

UHY HK billed the Company $50,410 and $0 for other products and services during the fiscal years ended December 31, 2010 and 2009.

Parker Randall did not bill the company any amounts for other products and services during the fiscal years ended December 31, 2010.

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

2010 Restructuring

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in our Company (approximately 40.51% of our outstanding ordinary shares) held by or on behalf of Mr. Gao, our Chief Executive Officer and chairman, was transferred to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands (“Creation”).  Mr. Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation.  Pursuant to an agreement dated April 15, 2010 among Creation and Messrs Gao and Sanesi (the “April 2010 Agreement”), Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation.  In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of our company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

Item 16F.	Change in Registrant’s Certifying Accountant.

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

We provided UHY HK with the disclosure in this annual report on Form 20-F.  We requested that UHY HK furnish us with a letter addressed to the Securities and Exchange Commission stating whether UHY HK agreed with the above statements related to UHY HK.  A copy of UHY HK’s letter, dated August 17, 2010, was attached as exhibit 15.1 to our annual report on Form 20-F filed with the SEC on August 18, 2010.

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

Audited consolidated financial statements of China Linen Textile Industry, Ltd. for the fiscal years ended December 31, 2010 and 2009 are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

INDEX TO EXHIBITS

Exhibit
Number

1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002	(1)

1.1.1	Certificate of Incorporation of China Linen Textile Industry, Ltd., dated May 26, 2008.	(2)

1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(1)

1.2.1	Articles of Association of China Linen Textile Industry, Ltd., dated May 26, 2008.	(2)

1.2.2	Amended and Restated Memorandum of Association of China Linen Textile Industry, Ltd.	(10)

1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(1)

1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(1)

1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(1)

1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(1)

1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(1)

1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(1)

1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(1)

4.1	Agency Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., and Harbin Sunshine Linen Textile Co., Ltd., dated November 7, 2005.	(1)

4.2	Agreement for Share Exchange between Aquasol Envirotech, Ltd., Bright International Group. Co., Ltd. and the shareholders of Bright International Group Co., Ltd., dated April 11, 2008.	(2)

4.3	Fixed Asset Lease Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Tianxianfang Linen Co., Ltd., dated July 1, 2010	(3)

4.4	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 18, 2009	(4)

4.5	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 18, 2009.	(4)

4.6	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 20, 2009	(4)

4.7	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 23, 2009.	(4)

4.8	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 25, 2009	(4)

4.9	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 22, 2010	(4)

4.10	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 24, 2010	(4)

4.11	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 30, 2010	(4)

4.12	Maximum Pledge Agreement between Agricultural Bank of China and Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., dated March 21, 2008	(4)

4.13	Land Use Right Certificate, dated April 24, 2009	(4)

4.14	Land Use Right Certificate, dated April 24, 2009	(4)

4.15	Land Use Right Certificate, dated September 5, 2006	(4)

4.16	Labor Contract with Gao Ren, dated January 7, 2008	(4)

4.17	Labor Contract with Teng Yunhai, dated January 7, 2008	(4)

4.18	Labor Contract with Ma Yongfeng, dated January 7, 2008	(4)

4.19	Labor Contract with Li Songyun, dated January 7, 2008	(4)

4.20	Labor Contract with Zhao Chunfu, dated January 7, 2008	(4)

4.21	Off-Shore Employment Agreement with Shaofeng Qi, dated January 31, 2010	(4)

4.22	Agency Agreement between Heilongiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Harbin Zhongyi Sunrise Linen Co., Ltd., dated January 4, 2008	(4)

4.23	Form of Senior Unsecured Convertible Note	(5)

4.24	For of Securities Purchase Agreement	(5)

4.25	Form of Registration Rights Agreement	(5)

4.26	Form of Lock-up Agreement	(5)

5.1	2005 Stock Option Plan	(1)

8.1	List of Subsidiaries of the Company	*

10.1	Independent Director Agreement of Stephen Monticelli	(6)

10.2	Stock Acquisition Agreement between Heilongiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Tianxianfang Linen Co., Ltd., dated November 15, 2010	(8)

10.3	Off-Shore Employment Agreement with Jodie Zheng Wehner, dated September 7, 2010	(7)

10.4	Agreement, dated April 15,2010 between Mr. Gao and Creation International Development Investments Limited	(9)

11.1	Code of Ethics – Chief Executive Officer	(1)

11.2	Code of Ethics – Chief Financial Officer	(1)

11.3	Code of Ethics – Directors and Officers	(1)

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

15.1	Letter, dated August 17, 2010, from UHY HK to the Securities and Exchange Commission	*

*	Filed herewith.

(1)	Previously filed with the Registration Statement on Form 20FR12G filed with the SEC on November 16, 2005.
(2)	Previously filed with the Annual Report on Form 20F filed with the SEC on July 10, 2008 for the period ended December 31, 2008.
(3)	Previously filed with the Current Report on Form 6-K filed with the SEC on July 16, 2010.
(4)	Previously filed with the Annual Report on Form 20F filed with the SEC on August 18, 2010 for the period ended December 31, 2009.
(5)	Previously filed with Current Report on Form 6-K filed with the SEC on November 5, 2010.
(6)	Previously filed with Current Report on Form 6-K filed with the SEC on September 3, 2010.
(7)	Previously filed with Current Report on Form 6-K filed with the SEC on September 10, 2010.
(8)	Previously filed with the Registration Statement on Form F-1 filed with the SEC on December 17, 2010.
(9)	Previously filed with the Registration Statement on Form F-1/A filed with the SEC on March 18, 2011.
(10)	Previously filed with the Current Report on Form 6-K filed with the SEC on March 29, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LINEN TEXTIL INDUSTRY, LTD.

	By:	/s/ Gao Ren
Gao Ren
Chief Executive Officer and Chairman
April 5, 2011

CHINA LINEN TEXTILE INDUSTRY, LTD.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations and Other Comprehensive Income	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-48

暉誼(香港)會計師事務所有限公司
PARKER RANDALL CF (H.K.) CPA LIMITED
Room 201, 2/F., Two Grand Tower, 625 Nathan Road, Kowloon.
Tel : 3576 3455 Fax : 2625 1263

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
China Linen Textile Industry, Ltd.

We have audited the accompanying consolidated balance sheets of China Linen Textile Industry, Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PARKER RANDALL CF

Parker Randall CF (H.K.) CPA Limited

Certified Public Accountants, Hong Kong
March 29, 2011

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Stated in US Dollars)

Notes		2010	2009
		$	$
ASSETS
Current assets
Cash		4,162,069	2,320,656
Bank checks and commercial paper		-	1,921,610
Accounts receivable, net	3	13,310,770	8,762,516
Inventory	4	9,908,789	4,862,855
Prepaid expenses	5	984,960	2,183,219
Other receivables		201,896	100,165
Due from related parties	6	79,879	2,576,579
Deferred assets	7	577,667	-
Governmental subsidy receivable	8	2,890,197	1,449,331
Deferred tax assets	20	113,440	228,794
Total current assets		32,229,667	24,405,725
Non-current assets
Property, plant and equipment, net	9	16,153,577	9,195,907
Land use right, net	10	872,324	408,134
Governmental subsidy receivable, non-current	8	1,918,212	1,882,593
Deferred tax assets, non-current	20	473,470	238,600
TOTAL ASSETS		51,647,250	36,130,959

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	11	3,623,900	4,048,583
Accounts payable		3,510,701	2,565,188
Accrued expenses and other payables	12	920,535	1,101,571
Taxes payable	13	1,186,208	3,729,506
Deferred revenue		202,709	423,153
Deferred governmental subsidy	14	91,608	88,995
Due to related parties	15	-	74,888
Deferred tax liabilities	20	722,549	362,333
Total current liabilities		10,258,210	12,394,217
Non-current liabilities
Deferred governmental subsidy, non-current	14	1,753,516	1,792,482
Deferred tax liabilities, non-current	20	479,553	470,648
Convertible notes payable, net	21	6,991,439	-
TOTAL LIABILITIES		19,482,718	14,657,347

STOCKHOLDER’S EQUITY
Common stock
$0.002 par value, 500,000,000 shares authorized; 20,412,203 shares and 20,200,003 shares issued and outstanding as of December 31, 2010 and 2009	22	42,698	42,274
Additional paid-in capital		3,437,264	3,093,816
Statutory reserves		2,768,269	1,593,559
Retained earnings		23,450,326	15,060,004
Accumulated other comprehensive income		2,465,975	1,683,959
TOTAL STOCKHOLDER’S EQUITY		32,164,532	21,473,612
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		51,647,250	36,130,959
See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For the Years Ended December 31, 2010 and 2009
(Stated in US Dollars)

Notes		2010	2009
Revenues		$	$
Net sales		49,090,643	29,386,131
Costs of goods sold		33,880,012	20,675,443
Gross profit		15,210,631	8,710,688
Operating expenses
Selling expenses		439,259	615,176
General and administrative expenses		3,304,364	1,019,025
Total operating expenses		3,743,623	1,634,201
Operating income		11,467,008	7,076,487
Other income
Interest income		314,489	252,355
Interest expense		(447,889)	(314,898)
Government subsidies	16	1,708,698	863,436
Other income/(expense)		25,473	(5,177)
Total other income		1,600,771	795,716
Income before tax		13,067,779	7,872,203
Income tax	20	3,502,747	2,141,684
Net income		9,565,032	5,730,519
Other comprehensive income
Effects of foreign currency conversion		782,016	32,149
Comprehensive income		10,347,048	5,762,668

Basic earnings per share	19	0.47	0.28

Diluted earnings per share	19	0.39	0.28

Pro forma basic earnings per share	19	1.65	1.0

Pro forma diluted earnings per share	19	1.36	1.0

See notes to consolidated financial statements

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2010 and 2009
(Stated in US Dollars)
	Common Stock					Accumulated
	Number of shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Other Comprehensive Income	Total
		$	$	$	$	$	$
Balances at January 1, 2009	20,100,003	42,074	2,986,212	1,019,595	9,903,449	1,651,810	15,603,140
Shares contributed by shareholders as consideration for advisory services	100,000	200	107,604	-	-	-	107,804
Net income	-	-	-	-	5,730,519	-	5,730,519
Appropriation to statutory reserves	-	-	-	573,964	(573,964)	-	-
Other comprehensive income effects of foreign currency Conversion	-	-	-	-	-	32,149	32,149
Balances at December 31, 2009	20,200,003	42,274	3,093,816	1,593,559	15,060,004	1,683,959	21,473,612

Common stock issued for services and compensation	112,200	224	113,800	-	-	-	114,000
Share compensation for an independent director	100,000	200	171,820	-	-	-	172,044
Net income	-	-	-	-	9,565,032	-	9,565,032
Appropriation to statutory reserves	-	-	-	1,174,710	(1,174,710)	-	-
Issuance of convertible notes	-	-	57,828	-	-	-	57,828
Other comprehensive income effects of foreign currency Conversion	-	-	-	-	-	782,016	782,016
Balances at December 31, 2010	20,412,203	42,698	3,437,264	2,768,269	23,450,326	2,465,975	32,164,532

See notes to consolidated financial statements

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009
(Stated in US Dollars)
	2010	2009
Cash Flows from Operating Activities	$	$
Net income	9,565,032	5,730,519
Adjustments to reconcile net income to net cash
provided by operating activities:
Bad debt (recoveries)/expenses	660,640	(31,313)
Impairment loss on property, plant and equipment	-	4,081
Depreciation	693,045	506,434
Amortization	10,191	8,795
Deferred income taxes	235,411	(15,290)
Deferred government subsidy	(90,283)	-
Fair value of contributed common stock for advisory services	211,571	8,984
Interest expense on convertible notes	4,267	-
Changes in assets and liabilities:
Decrease/(increase) in bank checks and commercial paper	1,949,419	(351,798)
Decrease/(increase) in accounts receivable	(3,983,248)	884,956
Decrease/(increase) in inventory	(4,371,691)	3,484,721
Decrease/(increase) in prepaid expenses	1,264,985	(620,250)
Decrease in other receivables	58,830	244,367
Increase in governmental subsidy, net	(1,358,679)	(484,093)
Decrease/(increase) in due from/to related parties	2,459,171	(1,048,002)
Increase/(decrease) in accounts payable	857,584	(149,159)
Decrease in accrued expenses and other payables	(263,792)	(548,092)
Increase/(decrease) in taxes payable	(2,253,455)	(4,310,506)
Increase/(decrease) in deferred revenue	(259,140)	162,204
Net cash provided by operating activities	5,389,858	3,476,558

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009
(Stated in US Dollars)

	2010	2009
	$	$
Cash Flows from Investing Activities
Acquisition of investment in subsidiaries, net of cash acquired	(6,607,413)	-
Net cash inflow from acquisition of a subsidiary	482	-
Purchase of property, plant and equipment	(2,862,895)	(872,962)
Net cash used in investing activities	(9,469,826)	(872,962)

Cash Flows from Financing Activities
Proceeds from bank loans	5,480,286	4,043,601
Payments on bank loans	(6,069,920)	(4,043,601)
Payments on loans from local government	-	(295,321)
Gross proceeds from issue of convertible notes	6,418,293	-
Net cash used in financing activities	5,828,659	(295,321)

Net increase in cash and cash equivalents	1,748,691	2,308,275
Effects of foreign currency conversion on cash	92,722	1,707
Cash and cash equivalents – beginning of year/period	2,320,656	10,674
Cash and cash equivalents – end of year/period	4,162,069	2,320,656

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest paid on convertible bonds	48,273	-
Interest paid on bank loans	180,062	310,895
Income taxes	5,481,979	1,526,428

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company is currently principally engaged in the business of production and distribution of various types of linen products, such as linen yarn, linen fabric, and blending linen, etc.  The Company is also involved in the consultation, research and development related to of linen technology and linen products.

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

Business Acquisition
On August 5, 2007, the owners of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”) entered into a Share Purchase Agreement (the “Agreement”) with Bright International Group Co., Ltd. (“Bright”).  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95% owned subsidiary of Bright.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Acquisition of Lanxi Tianxianfang Linen Co., Ltd.
On November 15, 2010, we, through our indirect 95% owned subsidiary, Lanxi Sunrise, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (“Lanxi Tianxianfang”, “Target”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on an appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

The Purchase Price was paid in one installment by Lanxi Sunrise to Wang and Fu on November 16, 2010.  Wang and Fu deposited RMB 22,750,642 (approximately $3.4 million) into a bank account of the Target for the repayment of the sum of the debts of the Target outstanding on March 31, 2010, which funds will be distributed by the Company in accordance with a payment schedule for such debts. According to the Acquisition Agreement, the acquisition date was November 16, 2010.

On November 24, 2010, the equity transfer was officially completed upon the effectiveness of the change in registration of the equity interest from Wang and Fu to Lanxi Sunrise with the relevant PRC authority.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
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

The Company conducts all of its business activities through its wholly owned subsidiary, Lanxi Sunrise, which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a state-owned holding company under the Company Law of PRC and changed into a privately owned business enterprise in June 2007. Lanxi Sunrise manufacturing facility is located in Lanxi County, Heilongjiang Province.

Bright, incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, Bright, Lanxi Sunrise and Lanxi Tianxianfang (hereafter, collectively referred to as “the Group”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

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
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits in banks with maturities of three months or less, and all highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less at the time of purchase.  As of December 31, 2010 and 2009, there were cash and cash equivalents of $4,162,069 and $2,320,656 respectively.

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

Concentrations of Credit Risk
The Group sells its products to domestic and international customers. For PRC domestic customers, credit is extended based on an evaluation of the customer's financial condition. As of December 31, 2010 and 2009, five customers accounted for approximately 48.1% and 99.2% of its accounts receivable balances. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories
Inventories are stated at the lower of cost or market value. Actual cost is used to value raw materials and supplies. Finished goods and work-in-progress are valued on the weighted-average cost method. Elements of costs in finished goods and work-in-progress include raw materials, direct labor, and manufacturing overhead. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels.  The Group’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes.  As of December 31, 2010 and 2009, the Group did not make any allowance for slow-moving or defective inventories.

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
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)
Depreciation of property, plant and equipment is calculated to written off the cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.  The principal annual rates are as follows:

Leasehold improvement and buildings	20~40 years
Machinery	10~18 years
Motor vehicles	5 years
Office equipment	5 years

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

Accounting for the Impairment of Long-Lived Assets
The Group adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Live Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Group periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Group believes that, as of December 31, 2010 and 2009, there were no significant impairments of its long-lived assets.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right
All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial purposes for an initial period of 50 years. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(1)	Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB 2,600,000). The land use right is for commercial use purposes with a 50-year period ended August 15, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $333,321 (RMB 2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(2)	Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB 400,000). The land use right is for commercial use purposes with a 50-year period ended December 29, 2054. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. A portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

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
December 31, 2010 and 2009
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
On May 19, 2006, the local government ran an incentive program exclusively for Lanxi Sunrise. Among other things, the program provided Lanxi Sunrise to receive government grants equal to Lanxi Sunrise's income taxes for the years 2006, 2007, and 2008, and 40% of the local income taxes for the years 2009 and 2010. To be eligible for the grants, Lanxi Sunrise needs to pay income taxes to the tax authority as required by tax laws and regulation, and then submits the proof of payment to Lanxi Government, which will deposit the grants to Lanxi Sunrise's bank account. The Lanxi Government further granted Lanxi Sunrise the deferral of income tax payments for 2006, 2007 and 2008 until 2009, 2010 and 2011, respectively.

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
December 31, 2010 and 2009
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
In December 2008, the local government granted $776,045 (RMB 5,300,000) to Lanxi Sunrise for sewage facilities improvement. This subsidy is regarded as deferred government subsidy whose primary condition for qualification is to improve the sewage facilities of the production plant by acquiring certain long-term assets. The government grant is recognized as income over the periods necessary to match them with the related costs of the assets purchased which they are intended to compensate over the periods and in the proportions in which depreciation on those assets is charged. Subsidy income of $39,435 and $16,185 was recognized for the year ended December 31, 2010 and 2009.

(5) Monetary Grant
The local government granted various funds to Lanxi Sunrise, such as leading enterprise fund and financial supporting fund. Lanxi Sunrise recorded these funds as liabilities upon receipt. Government subsidy revenue is recognized only when there is reasonable assurance that Lanxi Sunrise has complied with all conditions attached to the grant.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
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
	2010	2009
Year end US$: RMB exchange rate	6.6227	6.8172
Average periodic US$: RMB exchange rate	6.7200	6.8221

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
December 31, 2010 and 2009
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

Research and Development Costs
Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. Research and development costs were immaterial for the Group in the years ended December 31, 2010 and 2009, respectively, and are included in general and administration expenses.

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
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
Advertising costs are expensed as incurred and included as part of selling and marketing expenses. Advertising costs were immaterial for the Group in the years ended December 31, 2010 and 2009, respectively.

Pension and Employee Benefits
Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the PRC entities to accrue for these benefits based on certain percentages of the employees' salaries. Management believes full time employees who have passed the probation period are entitled to such benefits. The total employee pension expenses were $726,935 and $398,742 for the years ended December 31, 2010 and 2009, respectively.

Share-based compensation
The issuance of the Company’s common stock for non-cash consideration have been assigned a per share amount equaling the fair value. The fair value is determined by the management by reference to the market price of the Company’s shares on the measurement date. The non-cash consideration received pertains to services rendered by the consultant and salary compensation.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation (Continued)

The Company accounts for equity instruments issued to the employee in exchange for compensation in accordance with the provisions of FASB Statement NO.123, Accounting For Stock-Based Compensation. The fair value of shares or stock options granted should be measured at the grant date, based on market prices if available, taking into account the terms and conditions upon which those shares or stock options were granted.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statutory Reserves (Continued)

The Group contributed $1,174,710 and $573,966 to the statutory surplus reserve fund in 2010 and 2009 respectively. Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves

Balance on January 1, 2009	$877,260	$142,335	$1,019,595
Contribution in 2009	573,964	-	573,964
Balance on December 31, 2009	$1,451,224	$142,335	$1,593,559
Contribution in 2010	1,174,710	-	1,174,710
Balance on December 31, 2010	$2,625,934	$142,335	$2,768,269

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

Name	Relationship

Ren Gao	CEO and Chairman of the Group

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Ren Gao

Harbin Sunshine Linen Textile Co., Ltd.	Under the control by Jun Gao*

*Jun Gao, the elder brother of Ren Gao, is considered as a related party of the Group.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions (Continued)
(1) Due from/to related parties

The Group purchases some raw materials from, and sells some finished goods to related parties. In addition, Harbin Zhongyi Sunshine Linen Co., Ltd and Harbin Sunshine Linen Textile Co., Ltd., at times act as the Group’s agents in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

(2) Loans from Related Parties

Loans from related parties are interest-free short-term loans from the related parties to finance the Group’s operation. Cash flows from these activities are classified as cash flows from financing activities. As at December 31, 2010 and 2009, the loans from related parties of the Group were $0 and $74,888.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other then quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses, customer advances, and amounts due from related parties approximate their fair market value based on the short-term maturity of these instruments.

ASC 825-10 “Financial Instruments,” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company uses Level 3 inputs to value its derivative liabilities.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
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

Earnings Per Share
The Company reports basic earnings per share in accordance with ASC Topic 260, “Earnings Per Share”.  Basic earnings/(loss) per share is computed by dividing net income/ (loss) by weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. As of December 31, 2010, the Company had 4,634,869 common stock shares from convertible notes that could potentially dilute future earnings per share.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-02 “Accounting and Reporting for Decrease in Ownership of a subsidiary – a Scope Clarification”. The update provides amendments to subtopic 810-10 and related guidance within US GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to three cases. The amendments in this Update also clarify that the decrease in ownership guidance in Subtopic 810-10 does not apply to the sales of in substance real estate and conveyances of oil and gas mineral rights transactions even if they involve businesses. If a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, and entity first needs to consider whether the substance of the transaction causing the decrease in ownership in addressed in other U.S.GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in Subtopic 810-10. The amendments in this Update also expand the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within the scope of Subtopic 810-10. None of the new pronouncements has current application to the Company.

In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. This update provides amendments to Subtopic 820-10 that required new disclosures for 2 situations. i) A report entity should disclose separately the amount of significant transfer in and out of Level 1 and 2 fair value measurements and describe the reasons for the transfers. ii) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuance, and settlements. None of the new pronouncements has current application to the Company.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
In February 2010, the FASB issued ASU No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. This Update provides amendments to i)An entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets) is required to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued. ii)The glossary of Topic 855 is amended to include the definition of SEC filer. iii)An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. iv)The glossary of Topic 855 is amended to remove the definition of public entity. v)The scope of the reissuance disclosure requirements is refined to include revised financial statements only. None of the new pronouncements has current application to the Company.

In May 2010, the FASB issued ASU No. 2010-19 “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates (SEC Update)”. The purpose of this Update is to codify the SEC Staff Announcement made at the March 18, 2010 meeting of the FASB Emerging Issues Task Force (EITF) by the SEC Observer to the EITF. The Staff Announcement provides the SEC staff’s view on certain foreign currency issues related to investments in Venezuela. None of the new pronouncements has current application to the Company.

In December 2010, the FASB issued ASU No. 2010-29 “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)”. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. None of the new pronouncements has current application to the Company.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

3.	ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

	December 31,	December 31,
	2010	2009
Accounts receivable	$14,576,559	$9,238,460
Less: Allowance for doubtful accounts	(1,265,789)	(475,944)
Accounts receivable, net	$13,310,770	$8,762,516

There was bad debt expense of $777,819 charged to operations for the year ended December 31, 2010.
There was reversal of bad debt expense of $245,755 credited to operations for the years ended December 31, 2009.

4.	INVENTORY
Inventory consists of the followings:

	December 31,	December 31,
	2010	2009
Finished goods	$2,540,407	$2,443,517
Work-in-progress	433,489	406,297
Raw materials	5,519,497	1,994,074
Subcontract stocks	1,395,873	-
Supplies and low-value materials	19,523	18,967
	$9,908,789	$4,862,855

No allowance for inventories was provided at December 31, 2010 and 2009.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

5.	PREPAID EXPENSES
Prepaid expenses consist of the followings:

	December 31,	December 31,
	2010	2009
Raw materials and supplies	$811,667	$1,756,565
Advance to contractors	-	315,137
Others	173,293	111,517
	$984,960	$2,183,219

There were bad debt expense of $49,658 and $206,136 charged to operations for the year ended December 31, 2010 and 2009.

6.	DUE FROM RELATED PARTIES
Due from related parties consist of the followings:

Name of related parties	December 31,	December 31,
	2010	2009
Harbin Sunshine Linen Textile Co., Ltd.	$79,879	$515,479
Harbin Zhongyi Sunshine Linen Co., Ltd.	-	2,061,100
	$79,879	$2,576,579

7.	DEFERRED ASSETS
Deferred assets consist of the followings:

	December 31,	December 31,
	2010	2009
Issuance cost capitalized for equity component	$5,144	$-
Issuance cost capitalized for liability component	572,523	-
	$577,667	$-

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

8.	GOVERNMENTAL SUBSIDY RECEIVABLE
Governmental subsidy receivable consists of the following:

(1)	Current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2010	2009
Income Tax Subsidy-2007	$1,289,546	$1,252,755
Income Tax Subsidy-2007 for interest imputed	315,137	196,576
Income Tax Subsidy-2008	1,157,166	-
Income Tax Subsidy-2008 for interest imputed	128,348	-
	$2,890,197	$1,449,331

(2)	Non-current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2010	2009
Income Tax Subsidy-2008	$-	$1,044,683
Income Tax Subsidy-2008 for interest imputed	-	60,704
Income Tax Subsidy-2009	759,043	777,206
Income Tax Subsidy-2009 for interest imputed	40,987	-
Income Tax Subsidy-2010	1,118,182	-
	$1,918,212	$1,882,593

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

9.	PROPERTY, PLANT AND EQUIPMENT
The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2010	2009
Cost
Building and warehouses	$8,901,351	$4,161,061
Machinery and equipment	10,781,186	7,651,155
Office equipment and furniture	191,475	141,953
Motor vehicles	45,178	8,831
Leasehold improvement	1,023,495	-
Total	$20,942,685	$11,963,000

Accumulated depreciation	(4,857,648)	(2,841,436)

Idle fixed assets	68,540	66,964
Fixed assets to be disposed	-	7,379

Property, plant and equipment, net	$16,153,577	$9,195,907

Depreciation expense charged to operations was $693,045 and $506,434 for the years ended December 31, 2010 and 2009, respectively.

10.	LAND USE RIGHT
The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2010	2009
Land use right	$947,540	$440,063
Less: Amortization	(75,216)	(31,929)
Land use right, net	$872,324	$408,134

Amortization expense charged to operations was $10,191 and $8,795 for the years ended December 31, 2010 and 2009, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

11.	BANK LOANS
Bank loans consist of the following as of December 31, 2010:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	2/24/2010 – 2/23/2011	$2,264,938	The Group's
Lanxi Branch of Agriculture Bank of China	6.903%	3/22/2010 – 3/21/2011	1,358,962	equipment
Total			$3,623,900	and
				buildings

Interest expense charged to operations for these bank loans was $180,062 for the year ended December 31, 2010.

Bank loans consist of the following as of December 31, 2009:
Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	$968,139
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	440,063
Lanxi Branch of Agriculture Bank of China	6.903%	3/20/2009 – 3/19/2010	440,063	The Group's
Lanxi Branch of Agriculture Bank of China	6.903%	3/23/2009 – 3/22/2010	1,320,190	equipment and
Lanxi Branch of Agriculture Bank of China	6.903%	3/25/2009 – 3/24/2010	880,128	buildings
Total			$4,048,583

Interest expense charged to operations for these bank loans was $310,895 for the year ended December 31, 2009. There was no default of bank loan or interest payments during the year. All the bank loans were settled in March, 2010.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

12.	ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2010	2009
Accrued payroll	$302,090	$262,153
Accrued employee benefits	212,437	265,886
Accrued pension expenses	-	102,957
Other accrued expenses	70,000	246,473
Interest payable for convertible notes	35,386	-
Other payables	300,622	224,102
	$920,535	$1,101,571

13.	TAXES PAYABLE
Taxes payable consist of the followings:

	December 31,	December 31,
	2010	2009

Income taxes payable	$1,267,227	$3,414,122
Sales-related taxes payable	-	23,080
VAT payable	(124,771)	288,496
Other taxes payable	43,752	3,808
	$1,186,208	$3,729,506

The deductible VAT payable was brought forward from Lanxi Tianxianfang as of the acquisition date of November 16, 2010.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

14.	DEFERRED GOVERNMENTAL SUBSIDIES
Deferred governmental subsidies consist of the following:
(1)	Current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2010	2009

Land subsidy	$7,852	$7,628
Building subsidy	43,743	42,495
Sewage facilities improvement subsidy	40,013	38,872
	$91,608	$88,995

(2)	Non-current Portion
	December 31,	December 31,
Name of Governmental Subsidy	2010	2009

Land subsidy	$350,059	$362,954
Building subsidy	699,880	764,901
Sewage facilities improvement subsidy	703,577	664,627
	$1,753,516	$1,792,482

15.	DUE TO RELATED PARTIES
Due to related parties consist of the followings:
	December 31,	December 31,
Name of related parties	2010	2009

Ren Gao	$-	$45,672
Songyuan Qianan Sunshine Linen Co., Ltd.	-	29,216
	$-	$74,888

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

16.	GOVERNMENTAL SUBSIDY INCOME
Governmental subsidy income consists of the followings:

	December 31,	December 31,
Name of Governmental Subsidy	2010	2009
Income tax refund subsidy	$1,142,222	$776,643
Land use right subsidy	7,738	7,622
Building subsidy	43,109	42,464
Sewage subsidy	39,435	16,185
Financial support grants	476,194	20,522
	$1,708,698	$863,436

17.	RELATED PARTY TRANSACTIONS
		December 31,		December 31,
		2010		2009
Transactions		Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a)	Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$186,162	0.4%	$4,169,833	14.2%

	Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$41,337	1.05%

(b)	Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$2,931,298	6.0%	$7,289,137	24.8%

	Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$4,809,323	25.0%	$1,382,827	35.2%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

18.	CONCENTRATION

Geographic Areas Information
All of the Group's assets exist mainly in the PRC, and its revenues are substantially derived from its operations therein.

Major Customers
There were six major customers each of which made sales over 5% of the Group’s total sales in 2010 as compared to five major customers each of which made sales over 5% of the Group’s total sales in 2009 as  summarized in the following:

	December 31,
	2010
Major Customers	Revenue	Percentage of Total Revenue

Harbin Zhongyi Sunshine Linen Co., Ltd.	$2,931,298	6.0%
Five unrelated customers	23,136,455	47.1%

Total	$26,067,753	53.1%

	December 31,
	2009
Major Customers	Revenue	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	$4,169,833	14.2%
Harbin Zhongyi Sunshine Linen Co., Ltd.	7,289,137	24.8%
Three unrelated customers	16,299,625	55.5%

Total	$27,758,595	94.5%

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

18.	CONCENTRATION (Continued)

Major Suppliers
The Group has a diversified supplier line. There were a few major suppliers from each of which the Group purchased over 5% of the Group’s total purchase, as summarized in the following:

	December 31,		December 31,
	2010		2009
Major Suppliers	Purchase	Percentage of Total Purchase	Purchase	Percentage of Total Purchase

Harbin Zhongyi Sunshine Linen Co., Ltd.	$4,809,323	25.0%	$1,382,827	11.7%
Two unrelated suppliers	5,002,799	26.1%	5,236,901	44.4%
Total	$9,812,122	51.1%	$6,619,728	56.1%

19.	EARNINGS PER SHARE

	December 31,	December 31,
	2010	2009
Net income for basic earnings per share	$9,565,032	$5,730,519
Weighted average number of shares	20,251,490	20,108,333
Basic earnings per share	$0.47	$0.28

	December 31,	December 31,
	2010	2009
Net income for diluted earnings per share	$9,652,958	$5,730,519
Weighted average number of shares	24,886,359	20,108,333
Diluted earnings per share	$0.39	$0.28

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

19.	EARNINGS PER SHARE (Continued)
As of March 23, 2011, the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011.
The pro forma earnings per share assuming the share consolidation occurred as of December 31, 2010 and 2009 consist of the followings:

	December 31,	December 31,
	2010	2009
Net income for basic earnings per share	$9,565,032	$5,730,519
Pro forma weighted average number of shares	5,786,140	5,745,238
Pro forma basic earnings per share	$1.65	$1.0

	December 31,	December 31,
	2010	2009
Net income for diluted earnings per share	$9,652,958	$5,730,519
Pro forma weighted average number of shares	7,110,388	5,745,238
Pro forma diluted earnings per share	$1.36	$1.0

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

20.	INCOME TAX
The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The income tax on consolidated statements of operation and other comprehensive income represented the provision of income taxes for the operating subsidiary, Lanxi Sunrise only.  No provision for the Company and Bright has been made as both companies have no operation nor assessable profits for the year ended December 31, 2010 and 2009.

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 25% on income as reported in its statutory financial statements after appropriate tax adjustments.
The provision for income taxes consists of the followings:

	December 31,	December 31,
	2010	2009
Current Income Tax	$3,267,336	$2,156,974
Deferred Income Tax	235,411	(15,290)
Income Tax	$3,502,747	$2,141,684

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

20.	INCOME TAX (Continued)
The components of net deferred tax liabilities are as follows:

	December 31,	December 31,
	2010	2009
Deferred tax assets:
Accrued Pension	$-	$25,739
Accrued Expenses	-	17,950
Bad Debt Allowance	90,538	175,387
Fixed assets provision	35,091	34,090
Deferred Subsidy Income	461,281	214,228
Total deferred tax assets	$586,910	$467,394
Deferred tax liabilities:
Subsidy Receivable	$(1,202,102)	$(832,981)
Net deferred tax liabilities	$(615,192)	$(365,587)

Reported as:
Current deferred tax assets	$113,440	$228,794
Current deferred tax liabilities	(722,549)	(362,333)
Non-current deferred tax assets	473,470	238,600
Non-current deferred tax liabilities	(479,553)	(470,648)
Net deferred taxes	$(615,192)	$(365,587)

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

20.	INCOME TAX (Continued)
The effective tax rate differed from the statutory income tax rate is as follows:

	December 31,	December 31,
	2010	2009
China statutory income tax rate	25%	25%
Effect of:
Non-deductible expenses	(3.57%)	1.23%
Change in income tax rate and others		-
Effective Tax Rate	21.43%	26.23%

21.	CONVERTIBLE NOTES
On November 3, 2010, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.002 per share (the “Ordinary Shares”) for aggregate net proceeds of $6,418,293.

The Notes carry a fixed conversion price of $1.52, which is equal to 115% of the 10-day volume weighted average price prior to November 3, 2010, and have a two-year repayment term during which interest payments are due quarterly.  The conversion price of the Notes is subject to adjustment in the event that the Company issues or sells Ordinary Shares for a price less than the conversion price in effect at the time of such issuance or sales, to such lower issuance or sale price.  The principal and accrued interest under the Notes may be converted into Ordinary Shares at any time after the closing date, subject to certain limitations described in the Notes.  At any time after the one-year anniversary of the closing date, the Company may elect to redeem all or any portion of the outstanding amount due under the Notes for a sum equal to 107% of such outstanding amount, plus any accrued and unpaid interest and other charges due on such amount.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

21.	CONVERTIBLE NOTES (Continued)
In the event of a change in control of the Company, a majority of the holders of the aggregate principal amount of the Notes then outstanding may require the Company to redeem all or any portion of the then-outstanding amounts due under the Notes, on a pro-rata basis among holders of the Notes, in cash at a price equal to the greater of (a) 110% of such amount, plus any accrued and unpaid interest and other charges due on such amount (the “Conversion Amount”), and (b) the product of (i) the Conversion Amount being redeemed multiplied by (ii) the quotient determined by dividing (x) the greatest closing sale price of the Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the change of control of the Company and (2) the public announcement of such change of control of the Company, and ending on the date the holder delivers the change of control redemption notice by (y) the conversion price then in effect.

In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company has file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares issuable under the Notes within 60 calendar days of the closing date of the Offering, and the filing is currently under review by the SEC.

As of November 3, 2010, the fair value of the Notes was evaluated as $8,580,000 by Roma Appraisals Limited, a Hong Kong professional appraisal and consulting firm. The effective interest rate of the Notes was 7.948% per annum and the liabilities on straight bond were $6,987,000. The embedded conversion option and call option of the Notes was $1,654,000 and ($61,000).

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

21.	CONVERTIBLE NOTES (Continued)
December 31,
2010
Convertible notes payable:
-par value	$7,045,000
-discount on liabilities	(57,828)
-interest adjustment	4,267

$6,991,439
Interest expense for the year ended December 31, 2010 was $87,926.

22.	COMMON STOCK ISSUED FOR SERVICES AND SALARY COMPENSATION
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

On November 16, 2009, the Board of Directors authorized the issuance of 100,000 shares of common stock to an independent party pursuant to a consultancy agreement dated on November 14, 2010 for financial advisory services to be provided to the Company from November 16, 2009 through November 15, 2010. The shares were valued at $107,804 and during the year ended December 31, 2009, the Company recorded general and administrative expense of approximately $9,000 related to the agreement.

On February 23, 2010, the Board of Directors authorized the issuance of 15,000 shares of common stock to the above investor relations company pursuant to the supplement agreement of the above one dated November 14, 2009. The shares were valued at $25,800 and during the period ended March 31, 2010, the Company recorded it in general and administrative expense.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

22.	COMMON STOCK ISSUED FOR SERVICES AND SALARY COMPENSATION (Continued)

The Company and Mr. Qi entered into a Severance Agreement dated August 28, 2010. Pursuant to the terms of the Severance Agreement, Mr. Qi will receive 30,000 restricted ordinary shares of the Company, par value $0.002 per share. On December 3, 2010, the Company issued 30,000 Ordinary Shares to Mr. Qi. The value of the shares issued to Mr. Qi was $44,100.

The Company entered into an Investor Relations Consulting Agreement on May 5, 2010 (the “Agreement”) with Hayden Communications International, Inc. (“HCI”) (the “Agreement”) for the provision of certain investor relations services, dated as of May 5, 2010, which was subsequently as supplemented and amended by the Amendment to Investor Relations Consulting Agreement entered into between the Company and HCI dated as of October 13, 2010. In partial consideration for the provision of such investor relations services, the Company had agreed to issue to Hayden Communications International, Inc. HCI and/or its designees 67,200 restricted ordinary shares on the terms and conditions set forth in the Agreement and the Amendment to Investor Relations Consulting Agreement. On December 6, 2010, the Company issued 52,800, 9,600 and 4,800 Ordinary Shares to HCI and its designees, Feng Peng and Scott Powell, respectively. The value of the shares issued to HCI was $102,144.

Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. In consideration for his services as director, the Company had agreed to issue Mr. Monticelli 100,000 shares of restricted ordinary shares. On December 6, 2010, the Company issued 100,000 Ordinary Shares to Stephen Monticelli. The value of the shares issued to Stephen Monticelli was $114,000.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

23.	ASSET RETIREMENT OBLIGATIONS

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

24.	COMMITMENTS AND CONTINGENCIES

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

24.	COMMITMENTS AND CONTINGENCIES (Continued)

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

Capital Commitment
Contractual commitments for capital expenditure approximated $0 and $889,000 (RMB 6,060,000) relating to the construction of sewage facilities and acquisition of equipment as of December 31, 2010 and 2009.

25.	SUBSEQUENT EVENTS

As of March 23, 2011, the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011.