Form 20-F/A
period 2010-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2011-04-06
CIK 1336655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)
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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐ Yes ☐ No

EXPLANATORY NOTE TO 20-F/A

This Amendment No. 1 (“Amendment No. 1”) amends the Annual Report on Form 20-F of China Linen Textile Industry, Ltd. (the “Company”) for the year ended December 31, 2010, originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2011 (the “Original Filing”). The Company’s edgar agent filed the Original Filing in error and as a result, the Company is filing this Amendment No. 1 solely to correct the changes in 2010 Diluted shares outstanding due to weighted shares changes, and changes accordingly to Diluted earnings per share and Pro forma Diluted shares outstanding and Pro forma Diluted earnings per share in 2010.

In connection with filing this Amendment No. 1, the Company is also filing currently dated certifications of the Company’s principal executive officer and principal financial officer pursuant to Rules 13a-14(a) and 13a-14(b) under the Securities Exchange Act of 1934, as amended. Except as described above, no other amendments are being made to the Original Filing. This Amendment No. 1 does not reflect events occurring after the filing of the Original Filing or modify or update the disclosure contained therein in any other than as required to reflect the amendments discussed above.

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F (“ Annual Report ”) references to:

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

	Fiscal Year Ended December 31,
	2010		2009		2008 (3)		2007		2006
	$		$		$		$		$
Revenues	49,090,643		29,386,131		22,945,122		20,782,804		14,518,393
Income from Operations	11,467,008		7,076,487		3,111,181		4,455,735		3,535,282
Net Income	9,565,032		5,730,519		2,856,769		3,473,191		2,713,090
Total Assets	51,647,250		36,130,959		36,224,260		31,332,222		26,389,323
Total Current Liabilities	10,258,210		12,394,217		18,168,708		18,695,620		18,902,671
Net Current Assets	21,971,457		12,011,508		6,192,533		3,367,908		612,248
Stockholders’ Equity	32,164,532		21,473,612		15,603,140		10,993,352		6,939,639
Weighted Average Number of Shares Outstanding –Basic	20,251,490		20,108,333		19,511,256		18,963,005		N/A	(1)
Basic Earnings Per Share	0.47	(4)	0.28	(2)	0.15	(2)	0.18	(2)	N/A	(1)
Weighted Average Number of Shares Outstanding –Diluted	20,987,990		20,108,333		19,511,256		18,963,005		N/A	(1)
Diluted Earnings Per Share	0.46	(4)	0.28	(2)	0.15	(2)	0.18	(2)	N/A	(1)
Pro Forma Weighted Average Number of Shares Outstanding –Basic(5)	5,786,140		5,745,238		5,574,645		5,418,001		N/A	(1)
Pro Forma Basic Earnings Per Share (5)	1.65		1.0		0.51		0.64		N/A	(1)
Pro Forma Weighted Average Number of Shares Outstanding –Diluted(5)	5,996,569		5,745,238		5,574,645		5,418,001		N/A	(1)
Pro Forma Diluted Earnings Per Share(5)	1.61		1.0		0.51		0.64		N/A	(1)

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
(4) As of November 3, 2010, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.002 per share (the “Ordinary Shares”). The after-tax interest on the Notes for the year ended December 31, 2010 was $87,926 and the weighted average number of conversion shares was 736,500. The effect of the Notes diluted the earnings per share from $0.47 to $0.46.
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

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-End

Year ended December 31, 2006	7.9579	8.0702	7.8041	7.8041
Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2946
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8225
Year ended December 31, 2009	6.8295	6.8470	6.8244	6.8259
Year ended December 31, 2010	6.7696	6.833	6.600	6.6000
2011
January	6.5964	6.6364	6.5809	6.6017
February	6.5761	6.5965	6.5520	6.5731
March (through March 25, 2011)	6.566	6.5743	6.5510	6.5568

2010
October	6.6678	6.6912	6.6397	6.6707
November	6.6539	6.6892	6.6330	6.6670
December	6.6497	6.6745	6.6000	6.6000

Source Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, George Town, Grand Cayman, KY1-1108, Cayman Islands. Our principal executive offices are located at Chengdong Street, Lanxi County, Heilongjiang Province, PRC and the telephone number at this address is 86-455-5635885. Investor inquiries should be directed to us at our principal executive offices. Our website is www.chinalinentextile.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Island Stock Transfer, 100 Second Avenue South, Suite 705S, St. Petersburg, Florida, 33701. Our public filings can be accessed at www.sec.gov .

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

Land Use Rights

User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Second Neighborhood, Xinli Street, Lanxi
Usage	For Industrial Enterprise
Area ( ㎡ )	1,495.55 ㎡
Form of Acquisition	Transfer
Expiration Date	December 29, 2054
User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Ninth Neighborhood, Xinli Street, Lanxi
Usage	For Industrial Enterprise
Area ( ㎡ )	6,685.4 ㎡
Form of Acquisition	Transfer
Expiration Date	December 29, 2054

User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area ( ㎡ )	44,134 ㎡
Form of Acquisition	Transfer
Expiration Date	August 15, 2056

User of the Land	Lanxi Tianxianfang Linen Co., Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area (㎡)	12,002 ㎡
Form of Acquisition	Transfer
Expiration Date	August 22, 2056

User of the Land	Lanxi Tianxianfang Linen Co., Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area (㎡)	29,212 ㎡
Form of Acquisition	Transfer
Expiration Date	July 12, 2056

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

Fiscal Years Ended December 31, 2010, 2009 and 2008

The following table summarizes the results of operations through Lanxi Sunrise during the fiscal years ended December 31, 2010, 2009 and 2008 and provides information regarding the dollar and percentage increase or (decrease) from the 2010 to 2009 fiscal period, and from the 2009 to 2008 fiscal period:

Item	2010	2009	2008	2010 V 2009		2009 V 2008
				Increase / (Decrease)	Increase / (Decrease)%	Increase / (Decrease)	Increase / (Decrease)%
Revenue	49,090,643	29,386,131	22,945,122	19,704,512	67%	6,441,009	28%

Cost of Goods Sold	33,880,012	20,675,443	17,648,852	13,204,569	64%	3,026,581	17%

Gross Profit	15,210,631	8,710,688	5,296,270	6,499,943	75%	3,414,418	64%
Gross Profit rate	31.0%	29.6%	23.1%	1.4%	5%	6.5%	28%
Operating Expenses	3,743,623	1,634,201	2,185,089	2,109,422	129%	(550,888)	25%

Other Income (expense)	1,600,771	795,716	952,502	805,055	101%	(156,786)	16%

Provision for Taxes	3,502,747	2,141,684	1,206,914	1,361,063	64%	934,770	77%

Net income	9,565,032	5,730,519	2,856,769	3,834,513	67%	2,873,750	101%

Basic Earnings per Share	0.47	0.28	0.15	0.19	68%	0.13	87%
Diluted Earnings per Share	0.46	0.28	0.15	0.18	64%	0.13	87%
Pro Forma Basic Earnings per Share	1.65	1.0	0.51	0.65	65%	0.49	96%
Pro Forma Diluted Earnings per Share	1.61	1.0	0.51	0.61	61%	0.49	96%

Weighted Average Shares Outstanding – Basic	20,251,490	20,108,333	19,511,256	143,157	1%	597,077	3%
Weighted Average Shares Outstanding – Diluted	20,987,990	20,108,333	19,511,256	879,657	4%	597,077	3%
Pro Forma Weighted Average Shares Outstanding – Basic	5,786,140	5,745,238	5,574,645	40,902	1%	170,593	3%
Pro Forma Weighted Average Shares Outstanding – Diluted	5,996,569	5,745,238	5,574,645	251,331	4%	170,593	3%

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

(6)
On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. The number of shares beneficially owned by the majority of shareholders is set as of March 31, 2011 .

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

The financial statements attached to this report were prepared in accordance with accounting principles generally accepted in the United States of America (“ U.S. GAAP ”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of Lanxi Sunrise, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the China. Certain accounting principles stipulated under U.S. GAAP are not applicable in China.

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

Our ordinary shares are currently quoted by the Over the Counter Bulletin Board (“ OTC Bulletin Board ”) under the symbol “CTXIF”.

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

Number of Holders . As of March 29, 2011, there were 114 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividend Policy . We have not paid cash dividends on any of our ordinary shares since formation and we do not anticipate paying any dividends on our outstanding ordinary shares in the foreseeable future. We plan to retain any earnings to finance the development of the business and for general corporate purposes.

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

Parker Randall billed the Company $10,138 for assurance-related services that were related to its audit of the Company’s financial statements during the fiscal year ended December 31, 2010 .

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

2010 Restructuring

On April 15, 2010, so as to not violate certain applicable PRC regulations, all direct equity interests in our Company (approximately 40.51% of our outstanding ordinary shares) held by or on behalf of Mr. Gao, our Chief Executive Officer and chairman, was transferred to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands (“ Creation ”). Mr. Gabriele Sanesi, a citizen of Italy, is the sole shareholder and director of Creation. Pursuant to an agreement dated April 15, 2010 among Creation and Messrs Gao and Sanesi (the “ April 2010 Agreement ”), Mr. Sanesi has granted Mr. Gao the irrevocable right to exercise his rights as a shareholder and director of Creation. In addition, in accordance with the April 2010 Agreement, Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao if the net income of our company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million.

Item 16F.	Change in Registrant’s Certifying Accountant.

On June 24, 2010, we received a letter of resignation from UHY Vocation HK CPA Limited (“ UHY HK ”), our independent registered public accounting firm, which letter stated that the resignation would be effective immediately. UHY HK was engaged by us on April 9, 2009, until its resignation on June 24, 2010 (the “ Engagement Period ”).

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LINEN TEXTIL INDUSTRY, LTD.

	By:	/s/ Gao Ren
Gao Ren
Chief Executive Officer and Chairman
April 6, 2011

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

暉誼 ( 香港 ) 會計師事務所有限公司
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

/s/ Parker Randall CF

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For the Years Ended December 31, 2010 and 2009
(Stated in US Dollars)

Notes		2010	2009
		$	$
Revenues
Net sales		49,090,643	29,386,131
Costs of goods sold		33,880,012	20,675,443
Gross profit		15,210,631	8,710,688
Operating expenses
Selling expenses		439,259	615,176
General and administrative expenses		3,304,364	1,019,025
Total operating expenses		3,743,623	1,634,201
Operating income		11,467,008	7,076,487
Other income
Interest income		314,489	252,355
Interest expense		(447,889)	(314,898)
Government subsidies	16	1,708,698	863,436
Other income/(expense)		25,473	(5,177)
Total other income		1,600,771	795,716
Income before tax		13,067,779	7,872,203
Income tax	20	3,502,747	2,141,684
Net income		9,565,032	5,730,519
Other comprehensive income
Effects of foreign currency conversion		782,016	32,149
Comprehensive income		10,347,048	5,762,668

Basic earnings per share	19	0.47	0.28

Diluted earnings per share	19	0.46	0.28

Pro forma basic earnings per share	19	1.65	1.0

Pro forma diluted earnings per share	19	1.61	1.0

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
Cash Flows from Operating Activities
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
December 31, 2010 and 2009
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Acquisition of Lanxi Tianxianfang Linen Co., Ltd.
On November 15, 2010, we, through our indirect 95% owned subsidiary, Lanxi Sunrise, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. ( “Lanxi Tianxianfang”, “Target”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on an appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

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

Earnings Per Share
The Company reports basic earnings per share in accordance with ASC Topic 260, “Earnings Per Share”. Basic earnings/(loss) per share is computed by dividing net income/ (loss) by weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. As of November 3, 2010, the Company had 4,634,869 common stock shares from convertible notes that could potentially dilute future earnings per share.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

11.	BANK LOANS
Bank loans consist of the following as of December 31, 2010:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	2/24/2010 – 2/23/2011	$2,264,938	The Group's
Lanxi Branch of Agriculture Bank of China	6.903%	3/22/2010 – 3/21/2011	1,358,962	equipment and
Total			$3,623,900	buildings

Interest expense charged to operations for these bank loans was $180,062 for the year ended December 31, 2010.

Bank loans consist of the following as of December 31, 2009:
Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	$968,139
Lanxi Branch of Agriculture Bank of China	6.903%	3/18/2009 – 3/17/2010	440,063
Lanxi Branch of Agriculture Bank of China	6.903%	3/20/2009 – 3/19/2010	440,063	The Group's
Lanxi Branch of Agriculture Bank of China	6.903%	3/23/2009 – 3/22/2010	1,320,190	equipment and
Lanxi Branch of Agriculture Bank of China	6.903%	3/25/2009 – 3/24/2010	880,128	buildings
Total			$4,048,583

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

Major Suppliers
The Group has a diversified supplier line. There were a few major suppliers from each of which the Group purchased over 5% of the Group’s total purchase, as summarized in the following:

	December 31,		December 31,
	2010		2009
Major Suppliers	Purchase	Percentage of Total Purchase	Purchase	Percentage of Total Purchase

Harbin Zhongyi Sunshine Linen Co., Ltd.	$4,809,323	25.0%	$1,382,827	11.7%
Two unrelated suppliers	5,002,799	26.1%	5,236,901	44.4%
Total	$9,812,122	51.1%	$6,619,728	56.1%

19.	EARNINGS PER SHARE

	December 31,	December 31,
	2010	2009
Net income for basic earnings per share	$9,565,032	$5,730,519
Weighted average number of shares	20,251,490	20,108,333
Basic earnings per share	$0.47	$0.28

	December 31,	December 31,
	2010	2009
Net income for diluted earnings per share	$9,652,958	$5,730,519
Weighted average number of shares	20,987,990	20,108,333
Diluted earnings per share	$0.46	$0.28

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
The pro forma earnings per share assuming the share consolidation occurred as of December 31, 2010 and 2009 consist of the followings:

	December 31,	December 31,
	2010	2009
Net income for basic earnings per share	$9,565,032	$5,730,519
Pro forma weighted average number of shares	5,786,140	5,745,238
Pro forma basic earnings per share	$1.65	$1.0

	December 31,	December 31,
	2010	2009
Net income for diluted earnings per share	$9,652,958	$5,730,519
Pro forma weighted average number of shares	5,996,569	5,745,238
Pro forma diluted earnings per share	$1.61	$1.0

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

20.	INCOME TAX (Continued)
The effective tax rate differed from the statutory income tax rate is as follows:

	December 31,	December 31,
	2010	2009
China statutory income tax rate	25%	25%
Effect of:
Non-deductible expenses	(3.57)%	1.23%
Change in income tax rate and others		-
Effective Tax Rate	21.43%	26.23%

21.	CONVERTIBLE NOTES
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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in US Dollars)

24.	COMMITMENTS AND CONTINGENCIES ( Continued)

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