Form 20-F
period 2011-12-31
CHINA LINEN TEXTILE INDUSTRY, LTD
filed 2012-02-21
CIK 1336655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of even requiring this shell company report ………

For the transition period from _____________ to ____________

Commission file number: 000-51625

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

5,846,686 ordinary shares, par value $0.007 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes          ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes          ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F (“Annual Report”) references to:

•	“Bright” refers to our wholly owned subsidiary Bright International Group Co., Ltd., a Republic of Vanuatu corporation;

•	“China Linen,” “we,” “us,” “our,” “our company” or “the company” refer to China Linen Textile Industry, Ltd. (together with its subsidiaries, Bright, Lanxi Sunrise and Lanxi Tianxianfang);

•	“Creation” refers to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands that holds approximately 40.51% of our ordinary shares;

•	“dollars” or “$” refer to the legal currency of the United States;

•	“Lanxi Sunrise” refers to Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., a People’s Republic of China corporation of which Bright is a 95% holder and Mr. Gao Ren, our Chief Executive Officer and chairman, is a 5% holder;

•	“Lanxi Tianxianfang” refers to Heilongjiang Lanxi Tianxianfang Linen Co., Ltd., a People’s Republic of China corporation of which Lanxi Sunrise is the 100% parent and holder.

•	“ordinary shares” or “our ordinary shares” refers to the ordinary shares of the company, par value $0.007 per share;

•	“PRC” or “China” refer to the People’s Republic of China; and

•	“RMB” refers to Chinese Renminbi

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

A.           Selected Financial Data

Selected financial data for the company for the twelve-month periods ended December 31, 2011, 2010, 2009, 2008 and 2007 presented below is derived from the audited consolidated financial statements of the company.

All currency referenced in this report refers to United States dollars unless otherwise indicated. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

	Fiscal Year Ended December 31,
	2011		2010		2009		2008 (3)		2007
	$		$		$		$		$
Revenues	64,159,092		49,090,643		29,386,131		22,945,122		20,782,804
Income from Operations	17,442,606		11,467,008		7,076,487		3,111,181		4,455,735
Net Income	12,305,290		9,565,032		5,730,519		2,856,769		3,473,191
Total Assets	65,980,127		51,647,250		36,130,959		36,224,260		31,332,222
Total Current Liabilities	17,089,562		10,258,210		12,394,217		18,168,708		18,695,620
Net Current Assets	30,393,903		21,971,457		12,011,508		6,192,533		3,367,908
Stockholders’ Equity	46,827,313		32,164,532		21,473,612		15,603,140		10,993,352
Weighted Average Number of Shares Outstanding –Basic	5,835,145		5,786,140		5,745,238		5,574,645		5,418,001
Basic Earnings Per Share	2.11	(4)	1.65	(3)	1.0	(1)	0.51	(1)	0.64	(1)
Weighted Average Number of Shares Outstanding –Diluted	7,159,393		5,996,569		5,745,238		5,574,645		5,418,001
Diluted Earnings Per Share	1.80	(4)	1.61	(3)	1.0	(1)	0.51	(1)	0.64	(1)

(1) The Company did not have any dilutive potential shares or issue any stock options. As a result, the diluted earnings for 2007, 2008 and 2009 is the same as the basic earnings per share.

(2) The Company has restated its consolidated financial statements as of December 31, 2008 and for the year then ended, after having identified a share based compensation adjustment due to an Advisory Agreement between Lanxi Sunrise and Mid-Continental Securities Corp., dated March 30, 2007, not accounted for in the consolidated financial statements. Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, was entitled to receive a total of 229,714 shares of common stock of the Company as compensation for services after the reverse merger. Such shares were transferred to Mid-Continental Securities Corp. and its designees by certain shareholders of the Company in 2008. In the restated 2008 Financial Statements, the Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200. Such shares were valued based on the closing market price of $1.05 per share on the date of transfer. For the year ended December 31, 2008, the effect of the restatements was to decrease previously reported net income of $3,700,969 to $2,856,769.

(3) As of November 3, 2010, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.002 per share (the “Ordinary Shares”). The after-tax interest on the Notes for the year ended December 31, 2011 was $556,484 and the weighted average number of conversion shares was 1,324,248. The Notes diluted the earnings per share was $1.8.

(4) On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011.

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 30, 2011, which was RMB 6.2939 to US$1.00. No representation is made that the Renminbi amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at any particular rate or at all. On February 10, 2012, the noon buying rate was RMB 6.2991 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period- End

Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2946
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8225
Year ended December 31, 2009	6.8295	6.8470	6.8244	6.8259
Year ended December 31, 2010	6.7696	6.833	6.600	6.6000
Year ended December 31, 2011	6.4630	6.6364	6.2939	6.2939
2012
January	6.3119	6.333	6.294	6.308
February((through February 10, 2012)	6.302	6.312	6.2938	6.2991
2011
September	6.3885	6.3975	6.378	6.378

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period- End
October	6.371	6.3825	6.3534	6.3547
November	6.3564	6.3839	6.34	6.3765
December	6.3482	6.3733	6.2939	6.2939

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risks Relating to Our Business

In order to produce our products we must be able to purchase sufficient quantities of flax. If we are unable to purchase sufficient quantities of flax, it will affect the production capacity of our products, and we may fail to satisfy the demand of our customers.

We may become unable to source and purchase sufficient quantities of flax, which presents a significant risk to our business. Ordinary quality flax is widely available, and most of the flax grown in China is ordinary quality. However, we currently import the flax we require primarily from France, Belgium and the Netherlands. In the event we are unable to acquire sufficient quantities of flax, our production process will be adversely affected and we may be unable to produce our products. In such an event, our business could be adversely affected. The availability and price of flax are subject to fluctuations due to unpredictable factors such as weather, plantings, government farm programs and policies, and market demand. Reduced supply of flax due to weather-related factors or other reasons could adversely affect our profitability by increasing the cost of raw materials used in our processing operations. Reduced supplies of flax could also limit our ability to procure, transport, store, process and merchandise our products in an efficient manner, which could adversely affect our profitability. In addition, the availability and price of flax can be affected by other factors, such as plant disease, which can result in crop failures and reduced harvests.

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

We are subject to credit risk given that approximately 20% of our sales revenues is derived from our five largest customers in 2011 and any failure to collect, or untimely collection of the trade receivables could affect our liquidity.

In fiscal year 2011, we derived approximately 20% of our revenue from our five largest customers. Although we have insurance to protect us against the non-payment of amounts due by our customers, some of our customers pay in installments, with a portion of the payment upfront and a portion of the payment upon receipt of our products by our customers. We perform ongoing credit evaluations of our customers’ financial condition and generally have no difficulties in collecting our payments. If we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

Our internal controls over financial reporting and our disclosure controls and procedures have deficiencies, and as a result we may be unable to accurately report our financial results, report our financial results in a timely manner or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems. Based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management has concluded that, as of December 31, 2011, we had deficiency in our internal controls over financial reporting relating to relying on outside CPA firm to convert our financial statements from PRC GAAP to U.S. GAAP. We are a relatively inexperienced company in U.S. capital market with accounting personnel with limited knowledge in U.S. GAAP and SOX requirements on internal controls and procedures. We have improved on financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand-alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we established an audit committee and development of documentation related to internal control policies and procedures. While we have taken action to develop accounting and financial capabilities, we may still be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

In the future, our auditors may be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

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

Macroeconomic developments, such as the recent recessions in Europe and the debt crisis in certain countries in the European Union, could negatively affect our ability to conduct business in those geographies.

The continuing debt crisis in certain European countries could cause the value of the euro to deteriorate, reducing the purchasing power of our European customers. Financial difficulties experienced by our suppliers and customers, could result in product delays and inventory issues; risks to accounts receivable could also include delays in collection and greater bad debt expense.

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

We rely principally on dividends and other distributions on equity paid by our PRC subsidiary, Lanxi Sunrise, and limitations on its ability to pay dividends to us could have a material adverse effect on our business and results of operations.

As an entity established in the PRC, Lanxi Sunrise, our PRC subsidiary, is subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Pursuant to the Sino-Foreign Equity Joint Venture Law (1979), as amended, and Regulations of the Implementation of the Sino-Foreign Equity Joint Venture Law (1983), as amended, a Foreign Invested Enterprise (“FIE”) in the PRC may pay dividends only out of the FIE’s profits, if any, after the payment of its enterprise income tax and contributions to its reserve fund, employee bonus and welfare fund and enterprise development fund at percentages that are decided by its board of directors; and such net profits shall be distributed in proportion to the contributions to the registered capital of the parties to the venture. Our PRC subsidiary as a Sino-foreign joint venture enterprise may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. Lanxi Sunrise, our PRC subsidiary was authorized to make contributions of 10% after-tax profits to its reserve fund to the extent of 50% of its paid-in capital. In 2010, Lanxi Sunrise generated profits of RMB78,939,945($11,747,103) and contributed RMB7,893,994.51($1,174,710) to its reserve funds. Therefore, Lanxi Sunrise may pay dividend to its shareholders up to RMB71,045,950 ($10,572,393). In 2011, Lanxi Sunrise generated profits of RMB89,768,768($13,892,223) and contributed to its statutory reserve funds of RMB 4,995,820($773,132), which, combined with the contribution in 2010, reached 50% of paid-in capital at December 31, 2011. Therefore, Lanxi Sunrise may pay dividend to its shareholders up to RMB84,772,948 ($13,119,091). Under the relevant PRC foreign exchange regulations, conversion of the Renminbi is permitted, without the approval from the PRC State Administration of Foreign Exchange, or “SAFE”, for “current account” transactions, which include dividends, trade, and service-related foreign exchange transactions. However, pursuant to Regulations on Exchange Control of the People’s Republic of China (2008) and Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended, the registered capital contribution of an FIE must be fully paid before any profit or dividend of the FIE is remitted abroad; where the registered capital contribution of an FIE is not been fully paid due to special circumstances, profits or dividends of the FIE can be remitted abroad only if approvals from competent authorities have been obtained; furthermore, an FIE may only remit profits or dividends abroad at authorized banks and must comply with certain procedural requirements, such as providing the Foreign Invested Enterprise Foreign Exchange Registration Certificate, the resolution of the board of directors for the distribution of profits, the capital verification report issued by certified public accountants, the audit report and the tax payment documentation, etc. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the Renminbi. These restrictions could prevent Lanxi Sunrise from distributing dividends. In addition, if Lanxi Sunrise incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from Lanxi Sunrise, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. As of December 31, 2011, we had cash denominated in U.S. dollars of approximately $59,790. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

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

Our operations are based in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many aspects, including:

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

If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from our Lanxi Sunrise through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to PRC withholding tax. Finally, if we are determined to be a resident enterprise under the EIT Law, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

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

Our PRC subsidiary, Lanxi Sunrise, is a foreign invested enterprise. As we conduct a significant portion of our businesses through a foreign investment enterprise in the PRC, we are subject to restrictions on foreign investment policies imposed by the PRC law from time to time. Generally, foreign invested enterprises enjoy more favorable tax treatment in the form of tax incentives and other preferential policies but are subject to more stringent restrictions in their business operations. If we cannot obtain approval from relevant approval authorities to engage in businesses that become restricted or prohibited for foreign investors, we may be forced to sell or restructure the businesses that have become restricted or prohibited for foreign investment. If we are forced to adjust our business portfolio as a result of changes in government policy on foreign investment, our business, financial condition and results of operations would likely be materially adversely affected.

Changes in PRC laws and regulations on labor and employee benefits may adversely affect our business and results of operations.

As we conduct a significant portion of our business through our PRC subsidiaries, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as an increase in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which would have an adverse impact on our business and results of operations.

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

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of February 17, 2012, the closing bid price for our ordinary shares was $2.00 per share and our shares are considered to be a “penny stock.” As a “penny stock,” our ordinary shares may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. If such a suitability determination cannot be made for whatever reason, then the sale will not be able to be consummated under Rule 15g-9. Accordingly, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

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

Mr. Gao, who is our Chief Executive Officer and chairman, controls approximately 40.53% of our outstanding voting securities through a contractual agreement with a 40.17% shareholder, which is Creation International Development Investments Limited, the sole registered shareholder of which is Mr. Gabriele Sanesi. As a result, Mr. Gao possesses significant influence, giving him the ability, among other things, to prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent us from implementing our business strategies.

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

We currently have an authorized share capital of 142,857,142.86 ordinary voting shares with a par value of $0.007 per share, of which 5,846,686 are issued and outstanding as of February 17, 2012. Our outstanding shares are currently eligible for resale under Rule 144. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur under Rule 144 or otherwise, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of our equity securities. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares.

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

The Purchase Price was paid in one installment by Lanxi Sunrise to Wang and Fu on November 16, 2010. Wang and Fu deposited RMB 22,750,642 (approximately $3.4 million) into a bank account of Lanxi Tianxianfangfor the repayment of the sum of the debts of Lanxi Tianxianfang outstanding on March 31, 2010, which funds was distributed by the Company in accordance with a payment schedule for such debts.

On November 24, 2010, the equity transfer was officially completed upon the effectiveness of the change in registration of the equity interest from Wang and Fu to Lanxi Sunrise with the relevant PRC authority.

Share Consolidation

On March 23, 2011, the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011.

See “Organizational Structure” for a chart depicting our corporate structure as of the date hereof.

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, George Town, Grand Cayman, KY1-1108, Cayman Islands. Our principal executive offices are located at Chengdong Street, Lanxi County, Heilongjiang Province, PRC and the telephone number at this address is 86-455-5635885. Investor inquiries should be directed to us at our principal executive offices. Our website is www.chinalinentextile.com. The information contained on our website does not form part of this Annual Report. Our agent for service of process in the United States is Island Stock Transfer, 15500 Roosevelt Boulevard, Suite 301, Clearwater, Florida 33760. Our public filings can be accessed at www.sec.gov.

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

The linen industry chain involves a 5-step process including (i) yarn spinning; (ii) fabric weaving; (iii) bleaching; (iv) dyeing; and (v) finishing. Our current operations are focused on three of the steps in this process, yarn spinning, fabric weaving and bleaching. Generally, sales of bleached fabric have a higher added value than grey, or unbleached fabric, which consequently can yield a higher margin of profits. Currently, the Company engages in the process of bleaching solely as part of our linen production process. While bleaching can be a separate service and source of revenue offered by the Company, currently, the Company does not offer such a separate linen bleaching service. In the future, we plan to expand our operations to other segments of the industry chain including dyeing and finishing.

We import flax primarily from France, Belgium and the Netherlands. The raw flax is put through a multi-step process at our manufacturing facility to make yarn. A portion of the yarn is sold to customers and a portion is used by us to weave various types of linen fabric. Our primary products include linen yarn, linen fabric including gray linen fabric, linen/cotton interwoven fabric and linen/rayon interwoven fabric.

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

We process raw flax into yarn through an automated multi-step process. The annual production capacity totals approximately 2,200 tons with 50 different types of yarn and 10 million meters of fabric with 110 types, including linen gray fabric, linen fabric, blended or interwoven fabric such as cotton/linen and rayon/linen blends, and semi-bleached linen fabric. Sales of linen fabric accounted for approximately 76 % and sales of linen yarn accounted for approximately 24% of our sales revenue in 2011.

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

Linen Fabric Processing

We have a subcontracting business that processes linen yarn provided by other factories into linen fabric by using our weaving machines, for which we charge a processing fee. In 2011, we did not accept any subcontracting business for linen fabric processing because we were operating at maximum capacity and were unable to fully meet demand from our own customers. Although we may continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

  Linen Yarn Processing

We have a subcontracting business that processes flax provided by other factories into linen yarn by using our weaving machines, for which we charge a processing fee. In 2011, we did not accept any subcontracting business for linen yarn processing because we were operating at maximum capacity and were unable to meet own demand from our own customers. Although we may continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

Distribution and Marketing

Majority of our products are sold to both wholesalers and end users directly. Some of the import of raw materials and the export of finished goods are partially done through Agency Agreements with Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi” ) and Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our Chief Executive Officer and chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%. Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine and at a price equal to the price to be paid by the overseas buyer of the goods. In 2011, Company did not have any transactions with Harbin Zhongyi or Harbin Sunrise. In 2010, the amount of products sold to Harbin Zhongyi accounted for 6.0% of total revenue, the amount sold to Harbin Sunshine was 0.4% of total revenue. The amount of purchase from Harbin Zhongyi accounted for 25.0% of total purchase.

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

Customers

We have a diversified customer base. Our largest customer markets are currently located in China, Italy, Turkey, India and Spain. In the domestic market in China, our customers are located primarily in the Yangtze River Delta area and include Shaoxing Yinxiang Cotton and Linen Textile Co., Ltd., Shaoxing Xinlong Linen and Cotton Textile Co., Ltd Textile Co, Ltd.

In 2011, we derived approximately 20% of our revenue from our five largest customers. In fiscal year 2010, we derived 47.1% of our revenue from our five largest customers. In fiscal year 2009, we derived 94.5% of our revenue from our five largest customers. Harbin Sunshine Linen Textile Co., Ltd. and Harbin Zhongyi Sunshine Linen Co., Ltd., which are controlled by our Chief Executive Officer and Chairman, were among our five biggest customers in 2009. Harbin Zhongyi and Harbin Sunshine are agents of Lanxi Sunrise, through which our sales to some customers are conducted. We have successfully worked towards diversifying our customer base to put less reliance on any one customer; however, the loss of one of our major customers would decrease our revenues and net income.

Raw Materials

We import flax primarily from Europe where there is a sufficient supply of flax but limited linen production. The center of the world’s linen production has shifted from Europe to China in the past two decades. The areas of China where flax is typically grown include areas near our factory in Lanxi County, Heilongjiang Province. Flax grown in China is generally of lower quality than the flax available from Europe.

We usually have long term relationships with our suppliers and were able to obtain raw materials at stable prices with long term contracts. At the beginning of 2011, we foresaw that the price of flax raw material would continue to increase, so we increased our raw material inventory to meet future sales orders. The ability to continue to source flax is a significant risk faced by us.

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

We have many competitors, several of which are larger than us. However, many of the large competitors only make thread and do not produce fabric. These competitors sell their thread to smaller companies which weave the thread into cloth. We make and sell thread to other companies, but we believe we are also one of the largest manufacturers of linen cloth in China. In addition, our production facility operates on a continuous 24-hour per day basis, and is capable of producing different grade and quality products in order to satisfy the specifications and meet the demands of clients.

On October 19, 2011, our subsidiary, Lanxi Sunrise, was awarded the "Linen Textile Industry Top 10 Competitive Enterprises" and "Textile and Apparel Industry Top 500 Competitive Enterprises" awards by China National Textile and Apparel Council (“CNTAC”). CNTAC is a leading organization in China's textile and apparel industry and each year CNTAC announces the awards based on its statistics and industry data, which awards are acknowledgements of our leading position in the national linen yarn and fabric industry.

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

We are positioned to supply end-users for linen yarn and linen fabric, as linen yarn is sold to weaving factories and linen fabric is sold to dyeing and finishing plants. Due to the longer industrial chain, the gross profit of linen fabric is higher than that of linen yarn. We mainly sell linen fabric, which accounts for around 76% of our revenue in 2011.

Our subcontracting businesses specialize in processing linen yarn and linen fabric on behalf of third parties, which are handled by our spinning factory and weaving factory. Our subcontracting businesses only account for a small proportion of our production capacity. There was no subcontracting business that specializes in processing linen fabric and yarn accounted for our revenue in 2011.

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

Regulations

This section sets forth a summary of the most significant China regulations or requirements that may affect our business activities operated in China or our shareholders’ right to receive dividends and other distributions of profits from the PRC subsidiaries.

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

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue issued jointly by MOFCOM and the National Development and Reform Commission or the NDRC in 2007 classified various industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership. With regard to those industries/businesses restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The PRC subsidiaries’ business does not fall under the industry categories that are restricted to, or prohibited from foreign investment and is not subject to limitation on foreign investment and ownership.

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

Currently, the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from our Lanxi Sunrise through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

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

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from our Lanxi Sunrise will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident enterprises which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

Land Use Rights

User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Second Neighborhood, Xinli Street, Lanxi
Usage	For Industrial Enterprise
Area ( m2 )	1,495.55 m2
Form of Acquisition	Transfer
Expiration Date	December 29, 2054
User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Ninth Neighborhood, Xinli Street, Lanxi
Usage	For Industrial Enterprise
Area ( m2 )	6,685.4 m2
Form of Acquisition	Transfer
Expiration Date	December 29, 2054

User of the Land	Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area ( m2 )	44,134 m2
Form of Acquisition	Transfer
Expiration Date	August 15, 2056

User of the Land	Lanxi Tianxianfang Linen Co., Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area ( m2 )	12,002 m2
Form of Acquisition	Transfer
Expiration Date	August 22, 2056

User of the Land	Lanxi Tianxianfang Linen Co., Ltd.
Location	Fourth Neighborhood, East Town Street, Lanxi
Usage	For Industrial Land
Area ( m2 )	29,212 m2
Form of Acquisition	Transfer
Expiration Date	July 12, 2056

In accordance with the aforementioned land use rights, our principal executive offices are located at Chengdong Street, Lanxi County, Heilongjian Province, PRC, where the Company owns an office building of approximately 28,000 square meters on a land space of 52,000 square meters.

The Company operates one yarn-spinning factory, two weaving factories, one bleaching factory and one yarn dyeing workshop, office facilities and a dormitory for workers. The equipment in the factories includes 10,000 wet-spinning spindles, 192 sets of rapier looms and more than 400 sets of other types of textile technological processing equipment.

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

	2011		2010
	Increase / decrease in Foreign exchange rate	Effect on net Income USD’000	Increase / decrease in Foreign exchange rate	Effect on net Income USD’000
RMB	1%	795	1%	503

If the aggregate amount of our imports and exports were substantially similar for future periods, our sensitivity to foreign exchange rate fluctuation resulting from such activity could be reduced.

A.	Operating Results

Fiscal Years Ended December 31, 2011, 2010 and 2009

The following table summarizes the results of operations through China Linen Textile Industry, Ltd. during the fiscal years ended December 31, 2011, 2010 and 2009 and provides information regarding the dollar and percentage increase or (decrease) from the 2011 to 2010 fiscal period, and from the 2010 to 2009 fiscal period:

Item	2011	2010	2009	2011 V 2010		2010 V 2009
				Increase / (Decrease)	Increase / (Decrease)%	Increase / (Decrease)	Increase / (Decrease)%
Revenue	$64,159,092	$49,090,643	$29,386,131	$15,068,449	31%	$19,704,512	67%

Cost of Goods Sold	$41,709,969	$33,880,012	$20,675,443	$7,829,957	23%	$13,204,569	64%

Gross Profit	$22,449,123	$15,210,631	$8,710,688	$7,238,492	48%	$6,499,943	75%
Gross Profit rate	35%	31%	29.6%	4%	13%	1.4%	5%
Operating Expenses	$5,006,516	$3,743,623	$1,634,201	$1,262,893	34%	$2,109,422	129%

Other Income (expense)	($388,319)	$1,600,771	$795,716	$(1,989,090)	(124%)	$805,055	101%

Provision for Taxes	$4,748,997	$3,502,747	$2,141,684	$1,246,250	36%	$1,361,063	64%

Net income	$12,305,290	$9,565,032	$5,730,519	$2,740,258	29%	$3,834,513	67%

Basic Earnings per Share	$2.11	$1.65	$1.0	$0.46	28%	$0.65	65%
Diluted Earnings per Share	$1.80	$1.61	$1.0	$0.19	12%	$0.61	61%

Weighted Average Shares Outstanding – Basic	5,835,145	5,786,140	5,745,238	(49,005)	(1%)	40,902	1%
Weighted Average Shares Outstanding – Diluted	7,159,393	5,996,569	5,745,238	(1,162,824)	(19%)	251,331	4%

Revenue

The following tables set forth revenues by product group and by geography for the years ended December 31, 2009, 2010 and 2011:

	For the Fiscal Year Ended December 31, 2011
Product Group	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$48,993,814	$30,199,656	$18,794,158	38%	76%

Linen yarn	$15,165,278	$11,510,313	$3,654,965	24%	24%

Total	$64,159,092	$41,709,969	$22,449,123	35%	100%

	For the Fiscal Year Ended December 31, 2010
Product Group	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$43,661,558	$29,799,912	$13,861,646	32%	89%

Linen yarn	$5,429,085	$4,080,100	$1,348,985	25%	11%

Total	$49,090,643	$33,880,012	$15,210,631	31%	100%

	For the Fiscal Year Ended December 31, 2009
Product Group	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue
Linen fabric	$27,625,208	$18,962,169	$8,663,039	31%	94%

Linen yarn	$1,760,923	$1,713,274	$47,649	3%	6%

Total	$29,386,131	$20,675,443	$8,710,688	30%	100%

	2011	Percentage of Total Revenue	2010	Percentage of Total Revenue	2009	Percentage of Total Revenue
China domestic market	$26,004,952	41%	$27,542,924	56%	$17,223,217	59%
International market	$38,154,140	59%	$21,547,719	44%	$12,162,914	41%
Total revenues	$64,159,092	100%	$49,090,643	100%	$29,386,131	100%

Revenue increased from $49,090,643 for the fiscal year ended December 31, 2010 to $64,159,092 for the fiscal year ended December 31, 2011, representing an increase of $15,068,449, or approximately 31%. Revenue from fabric increased from $43,661,558 in 2010 to $48,993,814 in 2011, an increase of $5,332,256 or 12%. Revenue from linen yarn increased from $5,429,085 in 2010 to $15,165,278 in 2011, an increase of $9,736,193, or 179%. With cotton commodity price continued to stay at historically high level in 2011, the international and domestic demand for high quality linen, especially linen yarn, continued to increase. Our linen fabric sales volume increased about 5% and linen yarn sales volume increased approximately 150% compared to a year ago. The average selling price of linen fabric increased about 7% while the average selling price of linen yarn increased about 16%. However, as commodity price and global demand are hard to predict, we cannot reasonably assure that our sales will continue growing at current rate.

In 2011, our international sales were $38,154,140, approximately 59% of total sales and our domestic sales were $26,004,952, approximately 41% of total sales. In 2010, our international sales were $21,547,719, approximately 44% of total sales and our domestic sales were $27,542,924, approximately 56% of total sales. The change in percentage of international sales was mainly due to the fact that we sold more directly to international customers in 2011 instead of selling to domestic export agents in 2010. In 2009, our international sales were $12,162,914, approximately 41% of total sales and our domestic sales were $17,223,217, approximately 59% of total sales.

Revenue increased from $29,386,131for the fiscal year ended December 31, 2009 to $49,090,643 for the fiscal year ended December 31, 2010, representing an increase of $19,704,512 or approximately 67%. This increase in revenue was attributable to both increased sales volume and sales price. With cotton’s commodity price increased dramatically in 2010, the demand for our products increased. With significant new customer demand, our linen fabric sales volume increased approximately 6 million meters, or 52% compared to 2009. Linen yarn sales volume jumped 714 tons, about 15 times of the volume in 2009. While average sales price for linen fabric rose only slightly, average sales price for linen yarn increased about 40%.

Cost of Goods Sold

	Fiscal Year Ended December 31, 2011		Fiscal Year Ended December 31, 2010
Product Group	Amount	% of Goods Sold	Amount	% of Goods Sold
Linen Fabric	$30,199,656	72.0%	$29,799,912	88.0%
Linen Yarn	$11,510,313	28.0%	$4,080,100	12.0%
Total	$41,709,969	100%	$33,880,012	100%

	Fiscal Year Ended December 31, 2009
Product Group	Amount	% of Goods Sold
Linen Fabric	$18,962,169	91.7%
Linen Yarn	$1,713,274	8.3%
Total	$20,675,443	100%

Cost of goods sold increased from $33,880,012 for the fiscal year ended 2010 to $41,709,969 for the fiscal year ended 2011, representing an increase of $ 7,829,957 or approximately 23%. Cost of linen fabric increased from $29,799,912 in 20010 to $ 30,199,656 in 2011, an increase of $399,744, or1.3%. Cost of linen yarn increased from $4,080,100 in 2010 to $11,510,313 in 2011, an increase of $7,430,213, or 182%. The increase in cost of goods sold was primarily attributable to the increase in sales volume as well as the increased unit cost mainly due to increase in raw material costs.

Cost of goods sold increased from $20,675,443 for the fiscal year ended 2009 to $33,880,012 for the fiscal year ended 2010, representing an increase of $13,204,569 or approximately 64%. The increase in cost of goods sold was primarily attributable to the increase in sales.

Gross Profit

Product Group	Fiscal Year Ended December 31, 2011	Fiscal Year Ended December 31, 2010	Increase	% Increase
Linen Fabric	$18,857,263	$13,861,646	$4,995,617	36%
Linen Yarn	$3,591,860	$1,348,985	$2,242,875	166%
Total	$22,449,123	$15,210,631	$7,238,492	48%

Product Group	Fiscal Year Ended December 31, 2010	Fiscal Year Ended December 31, 2009	Increase	% Increase
Linen Fabric	$13,861,646	$8,663,039	$5,198,607	60.0%
Linen Yarn	$1,348,985	$47,649	$1,301,336	2731.1%
Total	$15,210,631	$8,710,668	$6,499,943	74.6%

Gross profit increased from $15,210,631 for the fiscal year ended December 31, 2010 to $22,449,123 for the fiscal year ended December 31, 2011, representing an increase of $7,238,492 or approximately 48%. Gross profit ratio for the fiscal year ended December 31, 2011 was approximately 35% of revenues as compared to gross profit ratio of approximately 31% of revenues for the fiscal year ended December 31, 2010. The increase in gross profit ratio benefited from sales price increases and our ability to efficiently control production costs.

Gross profit increased from $8,710,688 for the fiscal year ended December 31, 2009 to $15,210,631 for the fiscal year ended December 31, 2010, representing an increase of $6,499,943, or approximately 75%. The increase in gross profit was mainly attributable to increases in sales in 2010. Gross profit ratio for the fiscal year ended December 31, 2010 was approximately 31% of revenues as compared to gross profit ratio of approximately 29.6% of revenues for the fiscal year ended December 31, 2009.

Operating Expenses

Operating expenses increased by $1,262,893, or approximately 34%, in the fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010. The increase in operating expenses was mainly attributable to a $307,840 or 70% increase in sales expense and a $955,053 or 29% increase general and administrative expenses. The increase in sales expense was mainly due to the significant increase of the export commission and agency fees, which in turn was attributable to the 70% increase of overseas sales in 2011. The increase in general and administrative expenses includes the increase in the warehouse storage fees, research and development expenses, stamp tax expense and anti-flood expense, etc. .

Operating expenses increased by $2,109,422, or approximately 129%, in the fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009. The increase in operating expenses was mainly attributable to an increase of $2,285,339, or 224% in general and administrative expenses including a $673,699 increase in legal service fees for issuance of securities and a $691,953 increase in bad debt provisions from Lanxi Tianxianfang.

Other Income

	Fiscal Year ended December 31
	2011	2010	2009
Interest income	$46,841	$314,489	$252,355

Interest expense	$(765,978)	$(447,889)	$(314,998)

Government subsidies	$93,889	$1,708,698	$863,436

Other income	$236,929	$25,473	$(5,177)
Total other (expense)/income	$(388,319)	$1,600,771	$795,716

Other income decreased from $1,600,771 for the fiscal year ended December 31, 2010 to other expense of $388,319 for the fiscal year ended December 31, 2011, representing a decrease of $1,989,090. This decrease was mainly due to a $1,142,222 decrease in income tax refund subsidy and a $585,737 increase in net interest expense.

Other income increased from $795,716 for the fiscal year ended December 31, 2009 to $1,600,771 for the fiscal year ended December 31, 2010, representing an increase of $805,055 or approximately 101% compared to the fiscal year ended December 31, 2009. This increase was mainly due to the increase of government subsidies to Lanxi Sunrise of $845,262.

Provision for Taxes

Income taxes increased by $1,246,250 or 36% from $3,502,747 for the fiscal year ended December 31, 2010 to $4,748,997 for the fiscal year ended December 31, 2011, primary attributable to an increase of $3,986,508 or 31% in income before tax. Increase in income before tax is mainly due to increase in revenues.

Income taxes increased by $1,361,063 or 64% from $2,141,684 for the fiscal year ended December 31, 2009 to $3,502,747 for the fiscal year ended December 31, 2010, primary attributable to an increase of $5,195,576 or 66% in income before tax,. Increase in income before tax is mainly due to increase in revenues.

Net income (profit after taxes)

As a result of the foregoing, net income increased from $9,565,032 for the fiscal year ended December 31, 2010 to $12,305,290 for the fiscal year ended December 31, 2011, or approximately 29%. Net margin was 19.2% for the fiscal year ended December 31, 2011 as compared to 19.5% for the same period in 2010.

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

Foreign Currency Translation Gain

	2011	2010	Fluctuation	Average rate		Exchange rate fluctuation	Exchange effect
	RMB	RMB	RMB	2011	2010
	a	b	c=a-b	*e=1/6.4618	*f=1/6.72	g=e-f	h=c*g
Revenue	415,042,461	330,139,887	84,902,574	0.1548	0.1488	0.006	509,415

Cost of goods sold	269,521,478	227,675,537	41,845,941	0.1548	0.1488	0.006	251,076

Gross profit	145,061,743	102,464,350	42,597,393	0.1548	0.1488	0.006	255,584

Operating Expenses	32,351,105	25,068,070	7,283,035	0.1548	0.1488	0.006	43,698

Other Income(expense)	(2,509,240)	11,071,697	(13,580,937)	0.1548	0.1488	0.006	81,486

Provision for Taxes	30,687,069	23,538,460	7,148,609	0.1548	0.1488	0.006	42,892

Net income	79,514,323	64,277,015	15,237,308	0.1548	0.1488	0.006	91,424

*2011 average rate USD:RMB=6.4618
*2010 average rate USD:RMB=6.7200
Please refer to page F-17 in the Annual Report.

The Company’s operating subsidiary is located in China. Its functional and reporting currency is the Chinese Renminbi (“RMB”). The Company does not engage in currency hedging.

We incurred a foreign currency translation gain of $2,363,886 for the year ended December 31, 2011 as compared with a foreign currency translation gain of $782,016 for the fiscal year ended December 31, 2010. We used different exchange rates in translating Renminbi into U.S. dollars in our financial statements for the two fiscal years. Owners’ equity was translated at historic rates, assets and liabilities were translated at the applicable exchange rates on December 31, 2011 and 2010, respectively, and income and expenses during the year were translated at applicable average monthly end rates for 2011 and 2010, respectively.

Chinese Economic, Fiscal, Monetary and other Policy

The Company’s majority-owned operating subsidiary Lanxi Sunrise is located in China and the Company uses RMB as its functional currency, therefore, changes in Chinese economic, fiscal, monetary or political policies could materially affect our operations and investors. See Item 3 “- Key Information - D. Risk Factors - Risks Relating to Operations in China” for more details.

B.	Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of $5,026,880, comprising $ 59,790 and RMB 31,297,139 (approximately $ 4,967,090), and total current assets of $47,483,465. Management believes we have sufficient cash and current assets to fund current operations for the next fiscal year. As of December 31, 2011, we had a working capital surplus of $30,393,903. We anticipate that the combination of our sales and collection of accounts receivables, customer deposits and proceeds from bank and shareholder loans will generate sufficient cash flow to sustain our working capital needs. However we may require other sources of capital.

As of December 31, 2011, we had outstanding loans from the Agricultural Bank of China equal to $1,428,367with an annual interest rate of 7.878%. As of December 31, 2010, we had outstanding loans from the Agricultural Bank of China equal to $3,623,900 with an annual interest rate of 6.903%.

Accounts receivable balance was approximately $14.1 million on December 31, 2011, versus approximately $13.3 million on December 31, 2010. The average days sales outstanding for the twelve months ended December 31, 2011 were approximately 73 days, compared to 81 days for the same period in 2010. The improvement in accounts receivable turnover was due to our continued collection effort. The inventory turnover reduced from approximately 4.6x in 2010 to 1.9x in 2011 as we stored significant amount of raw materials in anticipation of unit purchase price increase and increasing sales demand. Our inventory is sufficient for six month production and we will decelerate the purchase of raw materials in the future quarter. These changes were driven entirely by transactions with third parties. Company did not have any related party transaction during the year 2011.

The Company generated $1.8 million cash from operations in 2011compared to $5.4 million in 2010. The decrease was driven by increase in working capital mainly due to increase in account receivables and inventory. Cash used in investing activities was $0.2 million in 2011 as compared to$9.5 million in 2010. In 2011, we spent $0.2 million in purchasing auxiliary producing machines and vehicles. Cash used in financing activities was $2.3 million in 2011 as compared to cash generated in financing of $5.8 million in 2010. In 2011, cash from proceeds of bank loans was $1.4 million and payment on bank loans was $3.7 million.

The following chart illustrates the percentage of accounts receivable attributable to our five largest customers.

Customer	Percentage of Accounts Receivable
SHAOXING YINXIANG COTTON AND LINEN TEXTILE CO., LTD.	7%
SHAOXING XINLONG LINEN AND COTTON TEXTILE CO, LTD.	6%
SHAOXING SHENGDA COTTON AND LINEN TEXTILE CO,LTD	5%
PETA D.O.O.R.F./EAST &WEST TEXTILE TRADING LLP	4%
ZHEJIANG SHAOXING XINSANJIANG PRINTING AND DYEING CO, LTD	4%

C.	Research and Development, Patents and Licenses, Etc.

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

E.	Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party as of December 31, 2011:

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-Term Debt Obligations	$1,428,367	$-	$-	$-

Interest Obligation on Short-Term Debt
Capital (Finance) Lease Obligations	-	-	-	-
Operating Lease Obligations	-	-	-	-
Purchase Obligations	-	-	-	-
Convertible Notes Payable	$7,045,000
Interest Obligation on Convertible Notes	$470,168
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-
Total	$8,943,535	$-	$-	$-

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

Executive Officers and Directors

Set forth below is information regarding our directors and executive officers as of February 17, 2012. All of the directors will serve until the next annual meeting of shareholders and until their successors are appointed, or until their earlier death, retirement, resignation or removal. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years and any directorships he/she has held in other companies, if any, subject to the reporting requirements under the federal securities laws. The business address of each such person is the address of the company, which is Chengdong Street, Lanxi County, Heilongjiang Province.

NAME	AGE	POSITION
Gao Ren	48	Chief Executive Officer and Chairman of the Board
Jodie Zheng Wehner	39	Chief Financial Officer
Ma Yongfeng	51	Vice General Manager
Teng Yunhai	50	Vice General Manager
Zhao Chunfu	49	Vice General Manager, Secretary and Director
Li Songyun	40	Chief Marketing Officer
Stephen Monticelli	56	Independent director
Xu Jianzhong	52	Independent director
Xu Jixiang	48	Independent director

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

Mr. Teng Yunhai is a senior engineer and currently serves as Vice General Manager of our Company. Mr. Yunhai has been with the company since June 2005. He was previously director of the equipment department of linen processing branch factory, director of equipment repair branch factory, and director of processing branch factory of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and equipment principal engineer of Xinlong Holding Group Co., Ltd. from February 2002 to May 2005. He graduated from Qiqihar Light Industry Institute in July 1983 with a B.S. in light industry equipment.

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

Mr. Xu Jixiang, has over 30 years’ experience in the textile industry. He has served as president of China Linen Textile Industry Association since December 2009. From December 2008 to December 2009, he was the director of the Industry Department of China Textile Industry Association. From January 2006 to December 2008, he was the chairman of China Textile Technology Development Co., Ltd. Mr. Xu Jixiang received his Bachelor of Science in cotton textile from Donghua University (formerly, China Textile University) in 1978.

Mr. Xu Jianzhong is a professor and PhD supervisor at Harbin Engineering University, School of Economics and Management since March 2005. He also served as vice president of School of Economics and Management from March 2005 to March 2006. He has participated in over 20 national or provincial research projects and his studies and researches focus on development and competitiveness of enterprises. Currently he also serves as an expert on Heilongjiang Province Science and Technology Advisory Committee, executive director and secretary general of Heilongjiang Academy of Management and vice president of Heilongjiang Academy of Business Administration. Mr. Xu Jianzhong received his Bachelor of Science, Master of Economics and PhD in Management from Harbin Engineering University in 1982, 1992 and 2003, respectively.

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

Summary Compensation Table

The following is a summary of the compensation we paid to our officers and directors for the fiscal year ended December 31, 2011.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Gao Ren Chief Executive Officer and Chairman of the Board	2011	18,571	-	-	-	-	-	-	18,571
Jodie Zheng Wehner Chief Financial Officer	2011	131, 976	-	51,400	-	-	-	-	183, 376
Ma Yongfeng Vice General Manager	2011	9,285	-	-	-	-	-	-	9,285
Teng Yunhai Vice General Manager	2011	5,571							5,571
Zhao Chunfu Vice General Manager, Secretary and Director	2011	5,571							5,571
Li Songyun Chief Marketing Officer	2011	5,571							5,571
Stephen Monticelli Independent Director	2011	40,500	-		-	-	-	-	40,500
Xu Jianzhong Director	2011	4,178	-		-	-	-	-	4,178
Xu Jixiang Director	2011	4,178	-	-	-	-	-	-	4,178

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

Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company until his respective successor is elected and qualified or he is reelected at the next annual stockholders’ meeting, or until his earlier death or resignation. Pursuant to the Independent Director Agreement, the compensation for the services to be provided by Mr. Monticelli shall consist of cash payments and grants of restricted ordinary shares as follows: 1) a one-time cash fee of $12,000, a fee of $3,000 per month in cash, paid in quarterly installments, and, in the event Mr. Monticelli is appointed to be the chair of an audit committee for the Company, a fee of $500 per month in cash, paid in quarterly installments, and 2) an aggregate of 28,572 restricted shares (post Share Consolidation), par value $0.007 per share, that vest over a 3-year period in three installments of 9,524, 9,524 and 9,524 shares, on the date of the Independent Director Agreement, August 30, 2012 and August 30, 2013, respectively. The shares have been issued pursuant to a Restricted Stock Award Agreement by and between the Company and Mr. Monticelli dated August 30, 2010. Mr. Monticelli will also be reimbursed for reasonable out-of-pocket expenses associated with his service to the Company.

Mr. Xu Jianzhong was appointed as director of the Board, chairman of the Compensation Committee and member of the Nominating Committee and the Audit Committee on April 20, 2011. He will serve as independent director of the Company for a term of one year or until his resignations or removals from office, or until his successors are elected and qualified. Mr. Xu Jianzhong’s compensation as director of the Company is set forth in a director appointment letter with the Company dated April 20, 2011. He will be paid an annual fee of RMB36,000 (approximately $5,516) , payable on a quarterly basis. The appointment letter of Mr. Xu Jianzhong does not provide for benefits upon termination of service.

Mr. Xu Jixiang was appointed director of the Board, chairman of the Nominating Committee and member of the Audit Committee and the Compensation Committee on April 20, 2011. Mr. Xu Jixiang’s compensation as director of the Company is set forth in a director appointment letter with the Company dated April 20, 2011. He will be paid an annual fee of RMB36, 000 (approximately $5,516), payable on a quarterly basis. The appointment letter of Mr. Xu Jixiang does not provide for benefits upon termination of service.

C.	Board Practices

Director Independence

The board of directors currently composed of three independent directors, Stephen Monticelli, Xu Jianzhong, Xu Jixiang and three non-independent directors, who are Gao Ren, our Chief Executive Officer and Zhao Chunfu, our Vice General Manager and Secretary. Each of the directors named above were elected or appointed to serve until the next annual meeting of the company’s shareholders or until their successors have been appointed or duly elected and qualified. Officers are elected by and serve at the discretion of the Board.

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

Board Composition and Committees

The board of directors is currently composed of five members. All board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the quality and integrity of our financial reporting practices. The primary purposes of the Audit Committee are to oversee on behalf of the Board:

•	our accounting and financial reporting processes and the integrity of our financial statements;
•	the audits of our financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors;
•	our compliance with legal and regulatory requirements;
•	the qualitative aspects of financial reports to our shareholders; and
•	the performance of our internal audit function and internal control over financial reporting.

As of the date of this Annual Report, the Audit Committee consists of Messrs. Stephen Monticelli (chair), Xu Jianzhong and Xu Jixiang, all of whom have been determined by the Board to be “independent” as defined by the NYSE Amex Company Guide. The Board has determined that Mr. Stephen Monticelli qualifies as “audit committee financial expert”.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. The Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. The Compensation Committee is composed of Messrs. Stephen Monticelli, Xu Jianzhong (chair) and Xu Jixiang, all of whom have been determined by the Board to be “independent,” as defined by the NYSE Amex Company Guide.

Nominating Committee

The Nominating Committee assists the Board in:

•	identifying individuals qualified to become board members and recommending to the Board the nominees for election as directors at the next annual meeting of shareholders,
•	overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and

•	advising on matters of organization, management succession plans, major changes in organizational structure and conduct of Board activities.

The Nominating Committee is comprised of Messrs. Stephen Monticelli, Xu Jianzhong and Xu Jixiang (chair), all of whom have been determined by the Board of Directors to be “independent,” as defined by the NYSE Amex Company Guide.

D.	Employees

As of December 31, 2009, we had approximately 1,246 full-time employees, of whom 60 were administrative and accounting staff, 70 were information technology staff, 40 were sales staff, and the remaining 1,076 were production workers.

As of December 31, 2010, we have 1,400 full-time employees, of whom 62 are administrative and accounting staff (including 40 who also perform duties as technological staff), 73 are technological staff, 40 are sales staff, and the remaining 1,225 are production workers.

 As of December 31, 2011, we had 1,408 full-time employees, of whom approximately 70 were administrative and accounting staff, 95 were research and development staff, 40 were sales staff, and the remaining 1,203 were production workers.

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

The following table sets forth, as of February 17, 2012, the stock ownership of each executive officer and director of the company, of all the executive officers and directors of the company as a group, and of each person known by the company to be a beneficial owner of 5% or more of its ordinary shares. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the company, except as may be otherwise noted. All shares have identical voting rights. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. All share ownership figures include ordinary shares issuable upon securities convertible or exchangeable into ordinary shares within sixty (60) days.

Name and Address	Number of Shares Beneficially Owned	Percent of Class (1)
Creation International Development Investments Limited (4)	2,339,683	40.02%
Gao Ren (4)	2,369,683	40.53%
Ma Yongfeng (2)(3)	20,000	0.34%
Teng Yunhai (2)(3)	912	0.02%
Li Songyun (2)(3)	41,103	0.70%
Zhao Chunfu (2)(3)	143,572	2.46%
Jodie Zheng Wehner (2)	54,266	0.93%
Stephen Monticelli (2)(5)	28,572	0.49%
Xu Jianzhong	-	-
Xu Jixiang	-	-
All directors and officers as a group (9 persons)	2,658,108	45.46%

(1)	Percentage of beneficial ownership held by each person is determined by dividing (i) the number of ordinary shares beneficially owned by such person as of March 31, 2011 by (ii) 5,846,686 ordinary shares outstanding as of February 17, 2012, plus, in the case of (ii), the number of ordinary shares such person has the right to acquire within 60 days of the date of February 17, 2012.
(2)	The person is an officer, a director or both. The business address of our directors and officers is Chengdong Street, Lanxi County, Heilongjiang Province, PRC.
(3)	These shares were received in connection with our share exchange that we consummated with Bright on July 9, 2008.
(4)	Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation in accordance with the terms and conditions set forth therein. Mr. Gabriele Sanesi has granted to Mr. Gao an irrevocable right to exercise his rights as shareholder and director of Creation International. Development Investments Limited. Accordingly, Mr. Gao is deemed the beneficial owner in the shares of the Company held by Creation.
(5)	Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. Pursuant to the employment agreement, as part of compensation for services, the Company shall award to Mr. Monticelli an aggregate of 28,572 restricted shares, par value $0.007 per share.

As of February 17, 2012, the Company had approximately 7 shareholders in the United States, though we believe that the number of beneficial holders is significantly greater. The percentage of ordinary shares held in the United States was approximately 18.96%.

B.	Related Party Transactions

We did not have any related party transactions since our last fiscal year until the date of this Annual Report.

C.	Interests of experts and counsel.

Not required.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

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

The table below reflects the high and low bid prices for our ordinary shares for the period from November 1, 2009 through February 17, 2012. Prior to November 1, 2009, however, there was limited trading of our ordinary shares. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary Shares
	High	Low
Annual Highs and Lows
2009 (from November 1 through December 31) (1)	$6.62	$1.58
2010	6.97	2.80
2011

Quarterly Highs and Lows
2010
First Quarter	$6.65	$4.62
Second Quarter	6.65	2.80
Third Quarter	5.78	2.87
Fourth Quarter	5.43	4.03
2011
First Quarter	5.89	2.84
Second Quarter	5.80	2.10
Third Quarter	2.60	1.85
Fourth Quarter	2.35	1.01
2012
First Quarter (through February 17, 2012)	2.17	1.61
Monthly Highs and Lows
February 2012 (through February 17, 2012)	$2.00	1.61
January 2012	2.17	1.61
December 2011	2.19	1.56
November 2011	2.19	1.66
October 2011	2.35	1.01
September 2011	2.58	1.90
August 2011	2.60	1.85

(1)	There were a limited number of trades of our ordinary shares during the period prior to November 1, 2009, which are not meaningful to report.

Number of Holders. As of February 17, 2012, there were 117 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividend Policy We have not paid cash dividends on any of our ordinary shares since formation and we do not anticipate paying any dividends on our outstanding ordinary shares in the foreseeable future. We plan to retain any earnings to finance the development of the business and for general corporate purposes.

B.	Plan of Distribution

Not required.

C.	Markets

Our ordinary shares have been quoted on the OTC Bulletin Board since June 3, 2008.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

Item 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

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

Transfer Agent and Registrar

The Transfer Agent and Registrar for our ordinary shares is Island Stock Transfer, 15500 Roosevelt Boulevard, Suite 301, Clearwater, Florida 33760, telephone (727) 289-0010.

C.	Material Contracts

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

However, as the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from Lanxi Sunrise through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

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

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from Lanxi Sunrise will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or premises of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident shareholders, to the extent of incomes derived from sources within the PRC which (i) do not have any establishment or premises of business in the PRC or (ii) have establishments or premises of business in the PRC, but the relevant income is not effectively connected with the establishments or premises of business.

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

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

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

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal control over financial reporting will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Report on Internal Control Over Financial Reporting

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective. However, we have the following weaknesses in our internal control over financial reporting: we rely on outside accounting professionals to convert financial statements from PRC GAAP to U.S. GAAP since the second quarter of 2011. Our accounting personnel need to improve their knowledge on U.S. GAAP and SEC reporting requirement. Further, our internal controls system needs to be improved and updated. To remediate the weaknesses, on April 20, 2011, we established an audit committee and appointed audit committee chair to improve and reinforce internal audit functions. The chairperson is in charge of supervising the formulation of systems and resources to assist the audit committee in its functions. Our management has been continuing to provide training to our accounting personnel, review and make changes to the overall design of our internal control environment, as well as policies and procedures to guarantee the overall effectiveness of internal controls over financial reporting and our disclosure controls and procedures. We intend to continue improving the communication between our departments and management, to perfect and update the internal controls system, to guarantee supervision over financial reporting by management, and to regularly conduct self-assessments of the effectiveness of our internal controls system.

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

D.	Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

See “Item 6.C. Board Practices.”

Item 16B.	Code of Ethics.

We have adopted a Code of Ethics that applies to our officers, directors and employees. A copy of the Code Ethics is filed as Exhibit 11.1 to this Annual Report.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

On July 5, 2010, we engaged Parker Randall CF (H.K.) (“Parker Randall”) as our new auditor as approved by our Board of Directors on July 3, 2010.

The aggregate fees billed by Parker Randall for audit of the company's annual financial statements was $45,000 for the fiscal year ended December 31, 2011 and $130,552 for the fiscal year ended December 31, 2010.

Audit-Related Fees

Parker Randall billed the Company $15,000 and $10,138 for assurance-related services that were related to its audit of the Company’s financial statements during the fiscal years ended December 31, 2011 and December 31, 2010, respectively.

UHY Vocation HK CPA Limited (“UHY HK”), our former auditor, billed the Company $8,228 and $3,000 for assurance-related services that were related to its audit of the company's financial statements during the fiscal year ended December 31, 2010 and 2009.

Tax Fees

Parker Randall did not bill the company any amounts for tax compliance, advice and planning for the fiscal years ended December 31, 2011 and December 31, 2010.

All Other Fees

Parker Randall did not bill the company any amounts for other products and services during the fiscal years ended December 31, 2011 and December 31, 2010. Venson Ipswich Limited billed the company $5,000 for accounting services that were related to its compilation of the company’s financial statement during the fiscal year ended December 31, 2011.

UHY HK billed the Company $50,410 for other products and services during the fiscal years ended December 31, 2010.

Pre-Approval of Services

The Audit Committee pre-approves all audit and non-audit services performed by the Company’s auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor’s independence. All services described above were approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

Item 16G.	Corporate Governance.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 17.

Item 18.	Financial Statements.

The consolidated financial statements of China Linen Textile Industry,Ltd are included at the end of this annual report

Item 19.	Exhibits

INDEX TO EXHIBITS

Exhibit
Number

1.1	Certificates of Incorporation of Aquasol EnviroTech Ltd., a Cayman Island company dated October 1, 2002	(1)

1.1.1	Certificate of Incorporation of China Linen Textile Industry, Ltd., dated May 26, 2008.	(2)

1.2	Memorandum of Association of Aquasol Envirotech Ltd.	(1)

1.2.1	Articles of Association of China Linen Textile Industry, Ltd., dated May 26, 2008.	(2)

1.2.2	Amended and Restated Memorandum of Association of China Linen Textile Industry, Ltd.	(10)

1.3	Certificate of Extraprovincial Registration in the Province of British Columbia, Canada dated October 11, 2002.	(1)

1.4	Certificate of Incorporation of Aquasol EnvironTech Inc., a British Columbia company, dated November 25, 1998.	(1)

1.5	Certificate of Name Change of Aquasol EnvironTech Inc. to Aquasol EnviroTech (Canada) Inc., a British Columbia company, dated December 11, 2000.	(1)

1.6	Articles and Memorandum of Aquasol EnviroTech (Canada) Inc.	(1)

1.7	Certificate of Incorporation dated June 19, 1997 of Noralta Technologies Corporation (an Alberta, Canada Corporation)	(1)

1.8	Certificates of Name Change dated February 23, 1998 from Noralta Technologies Corporation to Aquasol Technologies Inc. (Alberta)	(1)

1.9	Certificate of Dissolution of Aquasol Technologies Inc. (Alberta) dated May 20, 2005	(1)

4.1	Agency Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., and Harbin Sunshine Linen Textile Co., Ltd., dated November 7, 2005.	(1)

4.2	Agreement for Share Exchange between Aquasol Envirotech, Ltd., Bright International Group. Co., Ltd. and the shareholders of Bright International Group Co., Ltd., dated April 11, 2008.	(2)

4.3	Fixed Asset Lease Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Tianxianfang Linen Co., Ltd., dated July 1, 2010	(3)

4.4	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 18, 2009	(4)

4.5	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 18, 2009.	(4)

4.6	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 20, 2009	(4)

4.7	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 23, 2009.	(4)

4.8	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 25, 2009	(4)

4.9	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 22, 2010	(4)

4.10	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 24, 2010	(4)

4.11	Loan Agreement between Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Branch, Agricultural Bank of China, dated March 30, 2010	(4)

4.12	Maximum Pledge Agreement between Agricultural Bank of China and Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., dated March 21, 2008	(4)

4.13	Land Use Right Certificate, dated April 24, 2009	(4)

4.14	Land Use Right Certificate, dated April 24, 2009	(4)

4.15	Land Use Right Certificate, dated September 5, 2006	(4)

4.16	Labor Contract with Gao Ren, dated January 7, 2008	(4)

4.17	Labor Contract with Teng Yunhai, dated January 7, 2008	(4)

4.18	Labor Contract with Ma Yongfeng, dated January 7, 2008	(4)

4.19	Labor Contract with Li Songyun, dated January 7, 2008	(4)

4.20	Labor Contract with Zhao Chunfu, dated January 7, 2008	(4)

4.21	Off-Shore Employment Agreement with Shaofeng Qi, dated January 31, 2010	(4)

4.22	Agency Agreement between Heilongiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Harbin Zhongyi Sunrise Linen Co., Ltd., dated January 4, 2008	(4)

4.23	Form of Senior Unsecured Convertible Note	(5)

4.24	Form of Securities Purchase Agreement	(5)

4.25	Form of Registration Rights Agreement	(5)

4.26	Form of Lock-up Agreement	(5)

5.1	2005 Stock Option Plan	(1)

8.1	List of Subsidiaries of the Company	(11)

10.1	Independent Director Agreement of Stephen Monticelli	(6)

10.2	Stock Acquisition Agreement between Heilongiang Lanxi Sunrise Linen Textile Industry Co., Ltd. and Lanxi Tianxianfang Linen Co., Ltd., dated November 15, 2010	(8)

10.3	Off-Shore Employment Agreement with Jodie Zheng Wehner, dated September 7, 2010	(7)

10.4	Agreement, dated April 15,2010 between Mr. Gao and Creation International Development Investments Limited	(9)

11.1	Code of Ethics	(12)

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

*	Filed herewith.

(1)	Previously filed with the Registration Statement on Form 20FR12G filed with the SEC on November 16, 2005.
(2)	Previously filed with the Annual Report on Form 20F filed with the SEC on July 10, 2008 for the period ended December 31, 2008.

(3)	Previously filed with the Current Report on Form 6-K filed with the SEC on July 16, 2010.
(4)	Previously filed with the Annual Report on Form 20F filed with the SEC on August 18, 2010 for the period ended December 31, 2009.
(5)	Previously filed with Current Report on Form 6-K filed with the SEC on November 5, 2010.
(6)	Previously filed with Current Report on Form 6-K filed with the SEC on September 3, 2010.
(7)	Previously filed with Current Report on Form 6-K filed with the SEC on September 10, 2010.
(8)	Previously filed with the Registration Statement on Form F-1 filed with the SEC on December 17, 2010.
(9)	Previously filed with the Registration Statement on Form F-1/A filed with the SEC on March 18, 2011.
(10)	Previously filed with the Current Report on Form 6-K filed with the SEC on March 29, 2011.
(11)	Previously filed with the Annual Report on Form 20-F/A filed with the SEC on April 6, 2011.
(12)	Previously filed with the Current Report on Form 6-K filed with the SEC on April 21, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LINEN TEXTIL INDUSTRY, LTD.

	By:	/s/ Gao Ren
Gao Ren
Chief Executive Officer and Chairman
February 21, 2012

CHINA LINEN TEXTILE INDUSTRY, LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Other Comprehensive Income	3
Consolidated Statements of Changes in Shareholders’ Equity	4-5
Consolidated Statements of Cash Flows	6-7
Notes to Consolidated Financial Statements	8-46

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011 and 2010

(Stated in US Dollars)

	Notes	2011	2010
ASSETS		$	$
Current assets
Cash		5,026,880	4,162,069
Accounts receivable, net	4	14,116,345	13,310,770
Inventory	5	26,956,581	9,908,789
Prepayment	6	347,717	984,960
Other receivables		239,867	201,896
Due from related parties	7	-	79,879
Prepaid expenses	8	296,461	577,667
Governmental subsidy receivable	9	468,751	2,890,197
Deferred tax assets	20	30,863	113,440
Total current assets		47,483,465	32,229,667
Non-current assets
Property, plant and equipment, net	10	15,871,521	16,153,577
Land use right, net	11	885,693	872,324
Governmental subsidy receivable, non-current	9	1,265,868	1,918,212
Deferred tax assets, non-current	20	473,580	473,470
TOTAL ASSETS		65,980,127	51,647,250

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	12	1,428,367	3,623,900
Accounts payable		5,903,526	3,510,701
Accrued expenses and other payables	13	692,271	920,535
Taxes payable	14	1,435,438	1,186,208
Deferred revenue		396,937	202,709
Deferred governmental subsidy	15	96,287	91,608
Deferred tax liabilities	20	117,188	722,549
Convertible notes payable, net	21	7,019,548	-
Total current liabilities		17,089,562	10,258,210
Non-current liabilities
Deferred governmental subsidy, non-current	15	1,746,785	1,753,516
Deferred tax liabilities, non-current	20	316,467	479,553
Convertible notes payable, net	21	-	6,991,439
TOTAL LIABILITIES		19,152,814	19,482,718

STOCKHOLDER’S EQUITY
Common stock
$0.007par value, 142,857,142.86 shares authorized; 5,846,686 shares issued and outstanding as of December 31, 2011	22	42,800	42,698
Additional paid-in capital		3,483,418	3,437,264
Statutory reserves		3,541,401	2,768,269
Retained earnings		34,982,484	23,450,326
Accumulated other comprehensive income		4,777,210	2,465,975
TOTAL STOCKHOLDER’S EQUITY		46,827,313	32,164,532
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		65,980,127	51,647,250

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

For the Years Ended December 31, 2011, 2010 and 2009

(Stated in US Dollars)

	Notes	2011	2010	2009
		$	$	$
Revenues
Net sales	3	64,159,092	49,090,643	29,386,131
Costs of goods sold	3	41,709,969	33,880,012	20,675,443
Gross profit		22,449,123	15,210,631	8,710,688
Operating expenses
Selling expenses		747,099	439,259	615,176
General and administrative expenses		4,259,417	3,304,364	1,019,025
Total operating expenses		5,006,516	3,743,623	1,634,201
Operating income		17,442,606	11,467,008	7,076,487
Other income
Interest income		46,841	314,489	252,355
Interest expense		(765,978)	(447,889)	(314,898)
Government subsidies	16	93,889	1,708,698	863,436
Other income/(expense)		236,929	25,473	(5,177)
Total other income(expense)		(388,319)	1,600,771	795,716
Income before tax		17,054,287	13,067,779	7,872,203
Income tax	20	4,748,997	3,502,747	2,141,684
Net income		12,305,290	9,565,032	5,730,519
Other comprehensive income
Effects of foreign currency conversion		2,363,886	782,016	32,149
Comprehensive income		14,669,176	10,347,048	5,762,668

Basic earnings per share	19	2.11	1.65	1.00
Diluted earnings per share	19	1.80	1.61	1.00

See notes to consolidated financial statements

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

(Stated in US Dollars)

	Common Stock		Additional			Accumulated Other
	Number of shares	Amount	Paid-in Capital	Statutory Reserve	Retained Earnings	Comprehensive Income	Total
		$	$	$	$	$	$
Balances at January 1, 2009	20,100,003	42,074	2,986,212	1,019,595	9,903,449	1,651,810	15,603,140
Shares contributed as consideration for advisory services	100,000	200	107,604	-	-	-	107,804
Net income	-	-	-	-	5,730,519	-	5,730,519
Appropriation to statutory reserves	-	-	-	573,964	(573,964)	-	-
Other comprehensive income effects of foreign currency Conversion	-	-	-	-	-	32,149	32,149
Balances at December 31, 2009	20,200,003	42,274	3,093,816	1,593,559	15,060,004	1,683,959	21,473,612

Common stock issued for services and compensation	112,200	224	113,800	-	-	-	114,024
Share compensation for an independent director	100,000	200	171,820	-	-	-	172,020
Net income	-	-	-	-	9,565,032	-	9,565,032
Appropriation to statutory reserves	-	-	-	1,174,710	(1,174,710)	-	-
Issuance of convertible notes	-	-	57,828	-	-	-	57,828
Other comprehensive income effects of foreign currency Conversion	-	-	-	-	-	782,016	782,016
Balances at December 31, 2010	20,412,203	42,698	3,437,264	2,768,269	23,450,326	2,465,975	32,164,532

See notes to consolidated financial statements

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2011, 2010 and 2009 (Continued)

(Stated in US Dollars)

	Note	Common Stock					Accumulated
		Number of shares	Amount(par value $0.007)	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Other Comprehensive Income	Total
			$	$	$	$	$	$
Share consolidation on March 31, 2011		(14,580,085)	-
Issuance of shares		20,000	140	51,260				51,400
Cancellation of shares		(5,432)	(38)	38				-
Net income						12,305,290		12,305,290
Appropriation to statutory reserves					773,132	(773,132)		-
Issuance cost of convertible notes	8			(5,144)				(5,144)
Other comprehensive income effects of foreign currency Conversion							2,311,235	2,311,235
Balances at December 31, 2011		5,846,686	42,800	3,483,418	3,541,401	34,982,484	4,777,210	46,827,313

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009

(Stated in US Dollars)

	2011	2010	2009
	$	$	$
Cash Flows from Operating Activities
Net income	12,305,290	9,565,032	5,730,519
Adjustments to reconcile net income to net cash
provided by operating activities:
Bad debt (recoveries)/expenses	(220,255)	660,640	(31,313)
Impairment loss on property, plant and equipment	-	-	4,081
Depreciation	1,167,908	693,045	506,434
Amortization	30,406	10,191	8,795
Deferred income taxes	(685,980)	235,411	(15,290)
Prepaid expenses	281,206	(90,283)	-
Share issued to management	46,255		-
Fair value of contributed common stock for advisory services	-	211,571	8,984
Unpaid Interest expense on convertible notes	28,109	4,267	-
Changes in assets and liabilities:
Decrease/(increase) in bank checks and commercial paper	-	1,949,419	(351,798)
Decrease/(increase) in accounts receivable	(433,048)	(3,983,248)	884,956
Decrease/(increase) in inventory	(17,047,792)	(4,371,691)	3,484,721
Decrease/(increase) in prepayment	637,243	1,264,985	(620,250)
Decrease in other receivables	(37,971)	58,830	244,367
Increase in governmental subsidy, net	3,071,738	(1,358,679)	(484,093)
Decrease/(increase) in due from/to related parties	79,879	2,459,171	(1,048,002)
Increase/(decrease) in accounts payable	2,392,825	857,584	(149,159)
Decrease in accrued expenses and other payables	(228,264)	(263,792)	(548,092)
Increase/(decrease) in taxes payable	249,230	(2,253,455)	(4,310,506)
Increase/(decrease) in deferred revenue	194,228	(259,140)	162,204
Net cash provided by operating activities	1,831,007	5,389,858	3,476,558

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011,2010 and 2009

(Stated in US Dollars)

	2011	2010	2009
	$	$	$
Cash Flows from Investing Activities
Acquisition of investment in subsidiaries, net of cash acquired	-	(6,607,413)	-
Net cash inflow from acquisition of a subsidiary	-	482	-
Purchase of property, plant and equipment	(188,613)	(2,862,895)	(872,962)
Net cash used in investing activities	(188,613)	(9,469,826)	(872,962)

Cash Flows from Financing Activities
Proceeds from bank loans	1,392,800	5,480,286	4,043,601
Payments on bank loans	(3,714,135)	(6,069,920)	(4,043,601)
Payments on loans from local government	-	-	(295,321)
Gross proceeds from issue of convertible notes	-	6,418,293	-
Net cash used in financing activities	(2,321,335)	5,828,659	(295,321)

Net increase in cash and cash equivalents	(678,941)	1,748,691	2,308,275
Effects of foreign currency conversion on cash	1,543,752	92,722	1,707
Cash and cash equivalents – beginning of year/period	4,162,069	2,320,656	10,674
Cash and cash equivalents – end of year/period	5,026,880	4,162,069	2,320,656

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest paid on convertible bonds	564,245	48,273	-
Interest paid on bank loans	133,596	180,062	310,895
Income taxes	4,974,504	5,481,979	1,526,428

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

1.          ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company is currently principally engaged in the business of production and distribution of various types of linen products, such as linen yarn, linen fabric, and blending linen, etc. The Company is also involved in the consultation, research and development related to of linen technology and linen products.

The Company was incorporated under the laws of the Cayman Islands on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse. The pilot facility was closed in 2001 after completion of the test, the Company ceased operations and became a shell company.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

1.          ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

1.          ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

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

Effective March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statement has been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP"). Significant accounting policies followed by the company in the preparation of the accompanying consolidated financial statements are summarized below.

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statement and related disclosures. Although these estimate are based on management's best knowledge of current events and actions that the Company may take in he future, actual results could differ from these estimates.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Bright, Lanxi Sunrise and Lanxi Tianxianfang (hereafter, collectively referred to as “the Group”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Group’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks with maturities of three months or less, and all highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less at the time of purchase.  As of December 31, 2011 and 2010, there were cash and cash equivalents of $5,026,880 and $4,162,069 respectively.

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

Concentrations of Credit Risk

The Group sells its products to domestic and international customers. For PRC domestic customers, credit is extended based on an evaluation of the customer's financial condition. As of December 31, 2011 and 2010, five customers accounted for approximately 26% and 48.1% of its accounts receivable balances. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Group’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes. As of December 31, 2011 and 2010, the Group had no slow-moving or defective inventories and the cost of inventories lower than its net realizable value, therefore, no provision of inventory was made.

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

December 31, 2011

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

Accounting for the Impairment of Long-Lived Assets

The Group adopted Financial Accounting Standards Board No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC360”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Group periodically evaluates the carrying value of long-lived assets to be held and used in accordance with ASC 360. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Group believes that, as of December 31, 2011 and 2010, there were no significant impairments of its long-lived assets.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

(1) Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $412,639 (RMB 2,600,000). The land use right is for commercial use purposes with a 50-year period ended August 15, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $412,639 (RMB 2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(2) Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $63,483 (RMB 400,000). The land use right is for commercial use purposes with a 50-year period ended December 29, 2054. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. A portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

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

(3) Land Use Right – Town East Street

In July 2006, Tianxianfang obtained the land use right of a piece of land, approximately 6.7 acres, located in the Lanxi County, Heilongjiang Province for $202,442 (RMB 1,275,569). The land use right is for commercial use purposes with a 50-year period ended July 12, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right (Continued)

In August 2006, Tianxianfang obtained the land use right of a piece of land, approximately 2.7 acres, located in the Lanxi County, Heilongjiang Province for $317,369 (RMB 1,999,708). The land use right is for commercial use purposes with a 50-year period ended August 22, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method.

Governmental Subsidies

The Company’s subsidiary, Lanxi Sunrise, is considered to be a leading manufacture enterprise by the local government, Lanxi Government ("Lanxi Government"), which has a long-term desire to encourage Lanxi Sunrise to expand its production capacity and to create more job opportunities for local residents. For that purpose, the local government has granted various subsidies to Lanxi Sunrise as follows:

(1) Income Tax Refund Grant

On May 19, 2006, the local government ran an incentive program exclusively for Lanxi Sunrise. Among other things, the program provided Lanxi Sunrise to receive government grants equal to Lanxi Sunrise's income taxes for the years 2006, 2007, and 2008, and 40% of the income taxes for the years 2009 and 2010. To be eligible for the grants, Lanxi Sunrise needs to pay income taxes to the tax authority as required by tax laws and regulation, and then submits the proof of payment to Lanxi Government, which will deposit the grants to Lanxi Sunrise's bank account. The Lanxi Government further granted Lanxi Sunrise the deferral of income tax payments for 2006, 2007 and 2008 until 2009, 2010 and 2011, respectively.

Lanxi Sunrise records the present value of income tax refund grant as governmental subsidies receivable and governmental subsidy revenue at the same time when the income taxes payable are recorded. During the year ended December 31, 2009, Lanxi Sunrise received the refund of income tax payment from the local government for the year of 2006 amounted to $1,320,000 (RMB 8,991,000). During the year 2010, Lanxi Sunrise did not receive any refund of income tax payment from the local government. During the year 2011, Lanxi Sunrise received the refund of income tax payment for the year of 2007, 2008 and 2009 of $1,658,755, $1,300,505 and $ 397,228, respectively.

(2) Land Subsidy

Included in the incentive program described in the preceding paragraph, the local government provided $333,321 (RMB 2,600,000) subsidy for Lanxi Sunrise to purchase a land use right. Lanxi Sunrise purchased the land use right in August 2006 for $333,321 (RMB 2,600,000), as more fully disclosed in the "Land Use

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Governmental Subsidies (Continued)

Right" section of this note. The local government refunded the full amount of the purchase price to Lanxi

Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(3) Building Subsidy

In January 2005, the local government granted the buildings attached to two adjacent pieces of land to Lanxi Sunrise as government subsidy, as more fully disclosed in the "Land Use Right" section of this note. Lanxi Sunrise obtained the title documents of these buildings on February 2, 2006. Management estimated the fair value of these buildings at $794,345 (RMB 5,793,572), based on an appraisal report issued by an independent appraiser certified by the local government. Lanxi Sunrise treated the full amount as deferred governmental subsidy, and began to recognize governmental subsidy revenue when Lanxi Sunrise complied with all conditions attached to the grant in December 2007, over these buildings' estimated useful life of 20 years.

(4) Sewage Facilities Improvement Subsidy

In December 2008, the local government granted $776,045 (RMB 5,300,000) to Lanxi Sunrise for sewage facilities improvement. This subsidy is regarded as deferred government subsidy whose primary condition for qualification is to improve the sewage facilities of the production plant by acquiring certain long-term assets. The government grant is recognized as income over the periods necessary to match them with the related costs of the assets purchased which they are intended to compensate over the periods and in the proportions in which depreciation on those assets is charged. Subsidy income of $42,058 and $39,435was recognized for the year ended December 31, 2011 and 2010.

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation (Continued)

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

	2011	2010
Year end US$: RMB exchange rate	6.3009	6.6227
Average periodic US$: RMB exchange rate	6.4618	6.7200

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

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. Research and development costs were immaterial for the Group in the years ended December 31, 2011 and 2010, respectively, and are included in general and administration expenses.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Advertising Costs

Advertising costs are expensed as incurred and included as part of selling and marketing expenses. Advertising costs were immaterial for the Group in the years ended December 31, 2011 and 2010, respectively.

Pension and Employee Benefits

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the PRC entities to accrue for these benefits based on certain percentages of the employees' salaries. Management believes full time employees who have passed the probation period are entitled to such benefits. The total employee pension expenses were $770,538 and $726,935 for the years ended December 31, 2011 and 2010, respectively.

Share-based compensation

The issuance of the Company’s common stock for non-cash consideration have been assigned a per share amount equaling the fair value. The fair value is determined by the management by reference to the market price of the Company’s shares on the measurement date. The non-cash consideration received pertains to services rendered by the consultant and salary compensation.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

The Company accounts for equity instruments issued to the employee in exchange for compensation in accordance with the provisions of ASC 718, Accounting For Stock-Based Compensation. The fair value of shares or stock options granted should be measured at the grant date, based on market prices if available, taking into account the terms and conditions upon which those shares or stock options were granted.

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

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statutory Reserves (Continued)

The Group contributed $773,132 and $1,174,710 to the statutory surplus reserve fund in 2011 and 2010 respectively. Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves
Balance on January 1, 2010	$1,451,224	$142,335	$1,593,559
Contribution in 2010	1,174,710	-	1,174,710
Balance on December 31, 2010	$2,625,934	$142,335	$2,768,269
Contribution in 2011	773,132	-	773,132
Balance on December 31, 2011	$3,399,066	$142,335	$3,541,401

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

December 31, 2011

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

December 31, 2011

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

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded securities and exchange-based derivatives.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other then quoted prices that are observable, and inputs derived from or corroborated by observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information. Financial assets and liabilities utilizing Level 3 inputs include infrequently-traded, non-exchange-based derivatives and commingled investment funds, and are measured using present value pricing models.

The Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the embedded derivatives, the Company’s financial assets and liabilities measured and recorded at fair value on the Company’s Consolidated Balance Sheets on a recurring basis and its level within the fair value hierarchy during the years ended December 31, 2011 and 2010.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

		December 31, 2011	December 31, 2010

Governmental subsidy receivable	Level 3
Fair value at the beginning of the year		$4,808,409	$3,331,924
Total increase (decrease) for the year		(3,073,790)	1,476,485
Fair value at the ending of the year		$1,734,619	$4,808,409

Convertible notes payable	Level 3
Fair value at the beginning of the year		$6,991,439	$-
Transfer in Level 3 for the year			6,991,439
Total increase for the year		28,109
Fair value at the ending of the year		$7,019,548	$6,991,439

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

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Effective March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each. As a result, as of December 31,2011, the Company had 1,324,248 common stock shares from convertible notes that could potentially dilute future earnings per share.

Recent Accounting Pronouncements

In April, 2011, the FASB issued ASU No. 2011-02 “Receivables (Topic 310)”. The purpose of this Update is to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether are structuring constitutes a troubled debt restructuring. Diversity in practice could adversely affect the comparability of information for users about restructurings of receivables. None of the new pronouncements has current application to the Company.

In September, 2011, the FASB issued ASU No. 2011-09 “Compensation—Retirement Benefits— Multiemployer Plans (Subtopic 715-80))”. The purpose of this Update is to address concerns from various users of financial statements on the lack of transparency about an employer’s participation in a multiemployer pension plan. A unique characteristic of a multiemployer plan is that assets contributed by one employer may be used to provide benefits to employees of other participating employers. This is because the assets contributed by an employer are not specifically earmarked only for its employees. If a participating employer fails to make its required contributions, the unfunded obligations of the plan may be borne by the remaining participating employers. Similarly, in some cases, if an employer chooses to stop participating in a

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

2.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

Multiemployer plan, the withdrawing company may be required to pay to the plan a final payment (the withdrawal liability). Users of financial statements have requested additional disclosure to increase awareness of the commitments and risks involved with participating in multiemployer pension plans. The amendments in this Update will require additional disclosures about an employer’s participation in a multiemployer pension plan. Previously, disclosures were limited primarily to the historical contributions made to the plans. In developing the new guidance, the FASB’s goal was to help users of financial statements assess the potential future cash flow implications relating to an employer’s participation in multiemployer pension plans. The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. None of the new pronouncements has current application to the Company.

In December, 2011, the FASB issued ASU No. 2011-10 “Property, Plant, and Equipment (Topic 360)”, the purpose of this Update is to resolve the diversity in practice about whether the guidance in Subtopic 360-20 applies to a parent that ceases to have a controlling financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This Update does not address whether the guidance in Subtopic 360-20 would apply to other circumstances when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate. None of the new pronouncements has current application to the Company.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

3. REVEUNE AND COST OF GOODS SOLD

The following graph indicates the revenues from domestic and international market in 2011, 2010 and 2009, respectively.

Concentration	2011	2010	2009
China Domestic Market	$26,004,952	$27,542,924	$17,223,217

International Market	$38,154,140	$21,547,719	$12,162,914

Total	$64,159,092	$49,090,643	$29,386,131

The following graph indicates the revenues generated from two major product groups in 2011, 2010 and 2009, respectively.

Product Group	2011	2010	2009
Linen fabric	$48,993,814	$43,661,558	$27,625,208

Linen yarn	$15,165,278	$5,429,085	$1,760,923

Total	$64,159,092	$49,090,643	$29,386,131

Cost of Goods Sold

The following graph indicates the cost of goods sold of two major product groups in 2011, 2010 and 2009, respectively.

Product Group	2011	2010	2009
Linen fabric	$30,199,656	$29,799,912	$18,962,169

Linen yarn	$11,510,313	$4,080,100	$1,713,274

Total	$41,709,969	$33,880,012	$20,675,443

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

4.          ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	December 31,
	2011	2010
Accounts receivable	$14,143,511	$14,576,559
Less: Allowance for doubtful accounts	(27,166)	(1,265,789)
Accounts receivable, net	$14,116,345	$13,310,770

The company reversed $220,255 of bad debt provision for the ended December 31, 2011 and charged $777,819 to operations for the year ended December 31, 2010.

5.          INVENTORY

Inventory consists of the followings:

	December 31,	December 31,
	2011	2010
Finished goods	$6,452,052	$2,540,407
Work-in-progress	447,604	433,489
Raw materials	18,116,585	5,519,497
Subcontract stocks	1,411,623	1,395,873
Supplies and low-value materials	20,520	19,523
Semi-finished goods	508,197	-
	$26,956,581	$9,908,789

No allowance for inventories was provided at December 31, 2011 and 2010.

6.          PREPAYMENT

Prepayment consists of the followings:

	December 31,	December 31,
	2011	2010
Raw materials and supplies	$-	$811,667
Others	347,717	173,293
	$347,717	$984,960

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

7.          DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of related parties	December 31,	December 31,
	2011	2010
Harbin Sunshine Linen Textile Co., Ltd.	$-	$79,879

8.          PREPAID EXPENSES

Prepaid expenses consist of the followings:

	December 31,	December 31,
	2011	2010
Issuance cost capitalized for equity component	$-	$5,144
Issuance cost capitalized for liability component	296,461	572,523
	$296,461	$577,667

As of November 3, 2010, the Company entered into a convertible notes purchase agreement, with certain institutional and accredited investors for the issuance and sale of an aggregate of approximately $7,045,000. The issuance cost was $577,667 with $5,144 for equity component and $572,523 for liability component. According to ASC 470-20-30-31, Issuance cost capitalized for equity component shall be allocated in proportion to the allocation of proceeds and accounted for as equity issuance cost. Therefore, $5,144 issuance cost should have been classified in equity. Due to immaterial amount, the Company corrected this error in 2011 according to ASC 250-10-50-7.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

9.          GOVERNMENTAL SUBSIDY RECEIVABLE

Governmental subsidy receivable consists of the following:

(1)  Current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2011	2010
Income Tax Subsidy-2007	$-	$1,289,546
Income Tax Subsidy-2007 for interest imputed	-	315,137
Income Tax Subsidy-2008	-	1,157,166
Income Tax Subsidy-2008 for interest imputed	-	128,348
Income Tax Subsidy-2009	382,290	-
Income Tax Subsidy-2009 for interest imputed	86,461	-
	$468,751	$2,890,197

(2)  Non-current Portion

Name of Governmental Subsidy	December 31,	December 31,
	2011	2010
Income Tax Subsidy-2009	$	$759,043
Income Tax Subsidy-2009 for interest imputed		40,987
Income Tax Subsidy-2010	1,195,907	1,118,182
Income Tax Subsidy-2010 for interest imputed	69,961
	$1,265,868	$1,918,212

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

10.         PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2011	2010
Cost
Building and warehouses	$9,265,658	$8,901,351
Machinery and equipment	11,455,232	10,781,186
Office equipment and furniture	207,838	191,475
Motor vehicles	201,206	45,178
Leasehold improvement	1,048,873	1,023,495
Total	$22,178,807	$20,942,685

Accumulated depreciation	(6,420,881)	(4,857,648)

Idle fixed assets	113,595	68,540

Property, plant and equipment, net	$15,871,521	$16,153,577

Depreciation expense charged to operations was $1,167,908 and $693,045 for the years ended December 31, 2011 and 2010, respectively.

11.         LAND USE RIGHT

The following is a summary of land use right, less amortization:

	December 31,	December 31,
	2011	2010
Land use right	$995,933	$947,540
Less: Amortization	(110,240)	(75,216)
Land use right, net	$885,693	$872,324

Amortization expense charged to operations was $30,406 and $10,191 for the years ended December 31, 2011 and 2010, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

12.         BANK LOANS

Bank loans consist of the following as of December 31, 2011:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	7.878%	3/21/2011 – 3/20/2012	$1,428,367	The Group's equipment and buildings

Interest expense charged to operations for these bank loans was $ 133,596 for the year ended December 31, 2011.

Bank loans consist of the following as of December 31, 2010:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	2/24/2010 – 2/23/2011	$2,264,938	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	6.903%	3/22/2010 – 3/21/2011	1,358,962
Total			$3,623,900

Interest expense charged to operations for these bank loans was $180,062 for the year ended December 31, 2010. There was no default of bank loan or interest payments during the year. All the bank loans were settled in March, 2011.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

13.         ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the followings:

	December 31,	December 31,
	2011	2010
Accrued payroll	$-	$302,090
Accrued employee benefits	154,710	212,437
Other accrued expenses	7,065	70,000
Interest payable for convertible notes	-	35,386
Other payables	530,496	300,622
	$692,271	$920,535

14.         TAXES PAYABLE

Taxes payable consist of the followings:

	December 31,	December 31,
	2011	2010

Income taxes payable	$1,818,079	$1,267,227
Sales-related taxes payable	2,123	-
VAT payable	(386,862)	(124,771)
Other taxes payable	2,098	43,752
	$1,435,438	$1,186,208

The deductible VAT payable was from the Group’s subsidiary Tianxianfang.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

15.         DEFERRED GOVERNMENTAL SUBSIDIES

Deferred governmental subsidies consist of the following:

(1)  Current Portion

	December 31,	December 31,
Name of Governmental Subsidy	2011	2010

Land subsidy	$8,253	$7,852
Building subsidy	45,977	43,743
Sewage facilities improvement subsidy	42,057	40,013
	$96,287	$91,608

(2)  Non-current Portion

	December 31,	December 31,
Name of Governmental Subsidy	2011	2010

Land subsidy	$359,684	$350,059
Building subsidy	689,648	699,880
Sewage facilities improvement subsidy	697,453	703,577
	$1,746,785	$1,753,516

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

16.         GOVERNMENTAL SUBSIDY INCOME

Governmental subsidy income consists of the followings:

	December 31,	December 31,	December 31,
Name of Governmental Subsidy	2011	2010	2009
Income tax refund subsidy	$-	$1,142,222	$776,643
Land use right subsidy	8,047	7,738	7,622
Building subsidy	44,832	43,109	42,464
Sewage subsidy	41,010	39,435	16,185
Financial support grants	-	476,194	20,522
	$93,889	$1,708,698	$863,436

17.         RELATED PARTY TRANSACTIONS

	December 31,		December 31,		December 31,
	2011		2010		2009
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$-	-	$186,162	0.4%	$4,169,833	14.2%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	-	$-	0%	$41,337	1.05%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$-	-	$2,931,298	6.0%	$7,289,137	24.8%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$-	-	$4,809,323	25.0%	$1,382,827	35.2%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

18.         CONCENTRATION

Geographic Areas Information

All of the Group's assets exist mainly in the PRC, and its revenues are substantially derived from its operations therein.

Major Customers

Five major customers was made up 20% of the Group’s total sales in 2011 compared to five major customers each made up 5% of the Group’s total sales and relevant related party sales in 2010 and 2009, respectively, as summarized in the following:

	December 31,
	2011
Major Customers	Revenue	Percentage of Total Revenue
	$
Five unrelated customers	13,111,154	20%

Total	13,111,154	20%

	December 31,
	2010
Major Customers	Revenue	Percentage of Total Revenue

Harbin Zhongyi Sunshine Linen Co., Ltd.	2,931,298	6.0%
Five unrelated customers	23,136,455	47.1%

Total	26,067,753	53.1%

	December 31,
	2009
Major Customers	Revenue	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	4,169,833	14.2%
Harbin Zhongyi Sunshine Linen Co., Ltd.	7,289,137	24.8%
Three unrelated customers	16,299,625	55.5%

Total	27,758,595	94.5%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

18.         CONCENTRATION (Continued)

Major Suppliers

Five major supplies was made up 92% of the Group’s total purchase in 2011 compared to major customers each made up over 5% of total purchase and relevant related party purchase in 2010 and 2009, respectively, as summarized in the following

	December 31,		December 31,		December 31,
	2011		2010		2009
Major Suppliers	Amount	Percentage of Total Purchase	Amount	Percentage of Total Purchase	Amount	Percentage of Total Purchase

Harbin Zhongyi Sunshine Linen Co., Ltd.	-	-	$4,809,323	25.0%	$1,382,827	11.7%
Harbin Sunshine Linen Textile Co., Ltd.	-	-	-		$41,337	0.4%
Other unrelated suppliers	$32,282,108	92%	5,002,799	26.1%	5,236,901	44.4%
Total	$32,282,108	92%	$9,812,122	51.1%	$6,661,065	56.5%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

19.         EARNINGS PER SHARE

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

The earnings per share assuming the share consolidation occurred as of December 31, 2011, 2010 and 2009 consist of the followings:

	December 31,	December 31,	December 31,
	2011	2010	2009
Net income for basic earnings per share($)	12,305,290	9,565,032	5,730,519
Weighted average number of shares	5,835,145	5,786,140	5,745,238
Basic earnings per share($)	2.11	1.65	1.00

	December 31,	December 31,	December 31,
	2011	2010	2009
Net income for basic earnings per share($)	12,305,290	9,652,958	5,730,519
Interest expense adjustment arising from deemed conversion of convertible notes	556,484	87,926	-
Net income for diluted earnings per share($)	12,861,774	9,740,884	5,730,519

Weighted average number of shares before dilution	5,835,145	5,786,140	5,745,238
Diluted shares arising from conversion of convertible notes	1,324,248	210,429	-
Weighted average number of shares after dilution	7,159,393	5,996,569	5,745,238

Diluted earnings per share($)	$1.80	$1.61	$1.00

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

20.         INCOME TAX

The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The income tax on consolidated statements of operation and other comprehensive income represented the provision of income taxes for the operating subsidiary, Lanxi Sunrise only. No provision for the Company and Bright has been made as both companies have no operation nor assessable profits for the year ended December 31, 2011 and 2010.

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 25% on income as reported in its statutory financial statements after appropriate tax adjustments.

The provision for income taxes consists of the followings:

	December 31,	December 31,	December 31,
	2011	2010	2009
Current Income Tax	$4,049,461	$3,267,336	$2,156,974
Deferred Income Tax	699,536	235,411	(15,290)
Income Tax	$4,748,997	$3,502,747	$2,141,684

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

20.         INCOME TAX (Continued)

The components of net deferred tax liabilities are as follows:

	December 31,	December 31,	December 31,
	2011	2010	2009
Deferred tax assets:
Accrued Pension	$-	$-	$25,739
Accrued Expenses	-	-	17,950
Bad Debt Allowance	6,792	90,538	175,387
Fixed assets provision	36,883	35,091	34,090
Deferred Subsidy Income	460,768	461,281	214,228
Total deferred tax assets	$504,443	$586,910	$467,394
Deferred tax liabilities:
Subsidy Receivable	$(433,655)	$(1,202,102)	$(832,981)
Net deferred tax liabilities	$70,788	$(615,192)	$(365,587)

Reported as:
Current deferred tax assets	$30,863	$113,440	$228,794
Current deferred tax liabilities	(117,188)	(722,549)	(362,333)
Non-current deferred tax assets	473,580	473,470	238,600
Non-current deferred tax liabilities	(316,467)	(479,553)	(470,648)
Net deferred taxes	$70,788	$(615,192)	(365,587)

The effective tax rate differed from the statutory income tax rate is as follows:

	December 31,	December 31,	December 31,
	2011	2010	2009
China statutory income tax rate	25%	25%	25%
Effect of:
Non-deductible expenses	0.4%	(3.57)%	1.23%
Change in income tax rate and others			-
Effective Tax Rate	25.4%	21.43%	26.23%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

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

The Notes carry a conversion price of $1.52, which is equal to 115% of the 10-day volume weighted average price prior to November 3, 2010, and have a two-year repayment term during which interest payments are due quarterly. The conversion price of the Notes is subject to adjustment in the event that the Company issues or sells Ordinary Shares for a price less than the conversion price in effect at the time of such issuance or sales, to such lower issuance or sale price. Effective on March 23, 2011, the Company consolidated the share capital of the Company at a ratio of 3.5:1, as a result, the conversion price changed from $1.52 to $5.32.The principal and accrued interest under the Notes may be converted into Ordinary Shares at any time after the closing date, subject to certain limitations described in the Notes. At any time after the one-year anniversary of the closing date, the Company may elect to redeem all or any portion of the outstanding amount due under the Notes for a sum equal to 107% of such outstanding amount, plus any accrued and unpaid interest and other charges due on such amount.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company has filed a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares issuable under the Notes within 60 calendar days of the closing date of the Offering, and the filing is currently effective by the SEC.

As of November 3, 2010, the fair value of the Notes was evaluated as $8,580,000 by Roma Appraisals Limited, a Hong Kong professional appraisal and consulting firm. The effective interest rate of the Notes was 7.948% per annum and the liabilities on straight bond were $6,987,000. The embedded conversion option and call option of the Notes was $1,654,000 and ($61,000).

	December 31,	December 31,
	2011	2010
Convertible notes payable:
-par value	$7,045,000	$7,045,000
-interest adjustment	(57,828)	(57,828)
-interest payable	32,376	4,267

Total	$7,019,548	$6,991,439

Interest expense for the year ended December 31, 2011 was $556,484

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

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

On November 16, 2009, the Board of Directors authorized the issuance of 100,000 shares of common stock to an independent party pursuant to a consultancy agreement dated on November 14, 2009 for financial advisory services to be provided to the Company from November 16, 2009 through November 15, 2010. The shares were valued at $107,804 and during the year ended December 31, 2009, the Company recorded general and administrative expense of approximately $9,000 related to the agreement.

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

The Company entered into an Investor Relations Consulting Agreement on May 5, 2010 (the “Agreement”) with Hayden Communications International, Inc. (“HCI”) (the “Agreement”) for the provision of certain investor relations services, which was subsequently as supplemented and amended by the Amendment to Investor Relations Consulting Agreement entered into between the Company and HCI dated as of October 13, 2010. In partial consideration for the provision of such investor relations services, the Company had agreed to issue to Hayden Communications International, Inc. HCI and/or its designees 67,200 restricted ordinary shares on the terms and conditions set forth in the Agreement and the Amendment to Investor Relations Consulting Agreement. On December 6, 2010, the Company issued 52,800, 9,600 and 4,800 Ordinary Shares to HCI and its designees, Feng Peng and Scott Powell, respectively. The value of the shares issued to HCI was $102,144. On May 25, 2011, The company retrieved 5,432 shares that previously issued to Hayden Communications International. The value of the retrieved shares was $ 38.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

22.         COMMON STOCK ISSUED FOR SERVICES AND SALARY COMPENSATION (Continued)

Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. In consideration for his services as director, the Company had agreed to issue Mr. Monticelli 100,000 shares of restricted ordinary shares. The value of the shares issued to Stephen Monticelli was $114,000. On December 6, 2010, the Company issued 3 certificates with the total number of shares 100,000 Ordinary Shares to Stephen Monticelli. Effective on March 23, 2011, the Company consolidated the share capital of the Company at a ratio of 3.5:1, as a result, the ordinary shares changed from 100,000 shares to 28,572 shares, of which 9,524 shares have been received by Stephen. Another two certificates with the number of shares 9,524 and 9,524 are now being deposited in the law firm in the United States. Based on the foresaid agreement, these two certificates will be delivered to Steve on August 30, 2012 and 2013 respectively.

Jodie Zheng Wehner entered into an employment agreement with the Company on September 7, 2010 to serve as the chief financial officer of the Company. In consideration for her services as chief financial officer, the Company had agreed to issue Ms.Wehner 210,000 shares of restricted ordinary shares for a three-year compensation. Effective on March 23, 2011, the Company consolidated the share capital of the Company at a ratio of 3.5:1, as a result, the ordinary shares changed from 210,000 shares to 60,000 shares. On September 7, 2011, the company issued 20,000 ordinary shares to Ms.Wehner. The value of the shares issued was $51,400.

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

December 31, 2011

(Stated in US Dollars)

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

The PRC government may also at its discretion restrict access in the future to foreign currencies for current

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Stated in US Dollars)

24.         COMMITMENTS AND CONTINGENCIES (Continued)

Governmental Control of Currency Conversion (Continued)

account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currency to satisfy its currency demands, the Group may not be able to pay certain of its expenses as they come due.

Capital Commitment

Contractual commitments for capital expenditure approximated $0, $0 and $889,000 (RMB 6,060,000) relating to the construction of sewage facilities and acquisition of equipment as of December 31, 2011, 2010 and 2009, respectively.

